CHARDAN 2008 CHINA ACQUISITION CORP.
No. 2206, A Zone
Chaowai, Soho
No. 6B Chaowai Street
Chaoyang District
Beijing 100021, China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To Be Held January 11, 2010

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Chardan 2008 China Acquisition Corp., a British Virgin Islands company, will be held at 10:00 a.m., EST on January 11, 2010, at the offices of Chardan 2008’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154, to consider and vote upon the following proposals:

•	Acquisition Proposal — to approve the transactions contemplated by the Master Acquisition Agreement (the “Acquisition Agreement”), sometimes referred to herein as the “acquisition,” including the acquisition of a controlling interest in DAL Group, LLC (the “Acquisition Proposal”);
•	Election of Directors — to elect seven (7) directors to the Board of Directors of Chardan 2008, each to serve until his or her term has expired and until his or her successor is duly elected and qualified (the “Election of Directors”);
•	Incentive Plan Proposal — to adopt the 2009 Equity Incentive Plan, the “Equity Incentive Plan,” which reserves 1,570,000 Chardan 2008 ordinary shares for issuance to the directors, employees and consultants of Chardan 2008 and its subsidiaries (the “Incentive Plan Proposal”);
•	Name Change Proposal — to amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to change the name of Chardan 2008 to “DJSP Enterprises, Inc.” (the “Name Change Proposal”);
•	Amendment Proposal — to amend and restate Chardan 2008’s Amended and Restated Memorandum and Articles of Association to give effect to the transactions contemplated in the Acquisition Agreement (the “Amendment Proposal”); and
•	Adjournment Proposal — to approve of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies (the “Adjournment Proposal”).

The Acquisition Proposal, the Election of Directors, the Incentive Plan Proposal, the Name Change Proposal, the Amendment Proposal and the Adjournment Proposal are collectively referred to herein as the “Proposals.”

The Board of Directors has fixed December 23, 2009 as the date for determining Chardan 2008 shareholders who are entitled to receive notice of and vote at the extraordinary general meeting and any adjournment thereof. Only holders of record of Chardan 2008 ordinary shares on such record date are entitled to have their votes counted at the extraordinary general meeting or any adjournment.

Chardan 2008’s ordinary shares, warrants and units are quoted on NASDAQ under the symbols CACA, CACAW and CACAU. Chardan 2008 expects its securities to continue to be quoted on NASDAQ following consummation of the Acquisition Proposal.

After careful consideration of all relevant factors, Chardan 2008’s Board of Directors has determined that these Proposals are fair to and in the best interests of Chardan 2008 and its shareholders and has recommended that you vote or give instruction to vote “FOR” adoption of each of them and “FOR” the election of each director.

Your Vote is Important.  Please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the extraordinary general meeting.

Dated: December 28, 2009	By Order of the Board of Directors,
Kerry Propper Chief Executive Officer

CHARDAN 2008 CHINA ACQUISITION CORP.

Annexes

A —	Fairness opinion of Ladenburg Thalman
B —	Proposed Form of Second Amended and Restated Memorandum and Articles of Association for Chardan 2008
C —	Master Acquisition Agreement
D —	Proposed Form of Contribution and Membership Interest Purchase Agreement
E —	2009 Equity Incentive Plan

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PROXY STATEMENT

CHARDAN 2008 CHINA ACQUISITION CORP.

Extraordinary General Meeting of Shareholders
January 11, 2010

This Proxy Statement is furnished in connection with the solicitation by our Board of Directors of proxies to be used at the Extraordinary General Meeting of Shareholders of the Company to be held at the offices of our counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 on January 11, 2010, at 10:00 a.m., EST, and at any and all adjournments thereof (the “Meeting”). It is anticipated that the proxy statement and the form of proxy will be mailed to shareholders on or about December 28, 2009. In accordance with rules and regulations adopted by the SEC, the proxy statement is posted on the following Internet Website: www.vfnotice.com/Chardan2008.

Under its Amended and Restated Memorandum and Articles of Association as currently in effect, if Chardan 2008 does not acquire at least majority control of a target business by February 11, 2011, Chardan 2008 will dissolve and distribute to its public shareholders the amount in its trust account established in connection with the consummation of its initial public offering, plus any remaining net assets, on a pro rata basis. Following dissolution, Chardan 2008 would no longer exist as a corporation. In the event that the Acquisition Proposal being voted upon at the Meeting is not consummated, Chardan 2008 expects to continue to seek an alternative business combination.

Pursuant to Chardan 2008’s Amended and Restated Memorandum and Articles of Association, Chardan 2008 is required to obtain shareholder approval of the acquisition of a majority membership interest in DAL Group, LLC (“DAL”). DAL, through the ownership of three operating limited liability companies, will provide non-legal residential mortgage foreclosure processing services consisting of processing documentation in support of foreclosure actions, performing title searches and assisting lenders in the liquidation of foreclosed properties, primarily in Florida.

Only holders of ordinary shares of record at the close of business on December 23, 2009 will be entitled to vote at the Meeting. At such date, the Company had outstanding 9,166,666 ordinary shares. Each share entitles the holder to one vote upon each matter to be voted upon at the Meeting. A majority of the outstanding shares entitled to vote represented in person or by proxy will constitute a quorum for the Meeting.

If you have returned valid proxy instructions or attend the Meeting in person, your shares will be counted for the purpose of determining whether there is a quorum. If you are a shareholder of record, you may also cast your vote in person at the Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote in person at Meeting by obtaining a legal proxy from your brokerage firm or bank.

If you would like additional copies of this proxy, or if you have questions about the acquisition, you should contact:

Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565
Attention: Karen Smith

SUMMARY OF THE MATERIAL TERMS OF THE ACQUISITION PROPOSAL

Parties to the Acquisition:  Chardan 2008; DAL Group LLC (“DAL”) (limited liability holding company for the Target Business being acquired); Professional Title and Abstract Company of Florida, Inc. (“PTA”), Default Servicing, Inc. (“DSI”) and the Law Offices of David J. Stern, P.A. (“DJS”); David J. Stern (“Stern,” together with DSI, PTA and DJS the “Stern Contributors”); FlatWorld DAL, LLC (“FlatWorld”), Fortuna Capital Partners LP (“Fortuna,” and together with FlatWorld, the “Existing Members”); Raj K. Gupta (“Gupta”), Jeffrey A. Valenty (“Valenty”) and DJS Processing, LLC (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC (“PTA LLC”) and Default Servicing, LLC (“DSI LLC”) (the new limited liability companies which will operate the Target Business).

Target Business:  PTA, DSI and DJS currently operate the Target Business being acquired (the Target Business being acquired is non-legal residential mortgage foreclosure processing services, primarily in Florida, consisting of processing documentation in support of foreclosure actions, performing title searches and assisting lenders in the liquidation of foreclosed properties).

Material Terms:  The material terms of the Acquisition Proposal are as follows:

•	Initial Contribution of Funds for Acquisition. Chardan 2008 will make a capital contribution to DAL of approximately $64,550,000 (the “Initial Contribution”) to acquire its initial majority ownership interest in DAL. The Initial Contribution will consist of the entire amount of approximately $54,300,000 that is being held in Chardan 2008’s trust account plus up to $10,250,000 of the proceeds from the private placement of approximately 1,500,000 Chardan 2008 ordinary shares (the “Private Placement”) that will be completed simultaneously with the closing of the acquisition. In the event that Chardan 2008 does not have sufficient funds for the Initial Contribution, the balance required for the Initial Contribution will be added to the Stern Note (defined herein), provided that the principal amount of the Stern Note shall not exceed $54,000,000. The difference between the Initial Contribution and the Initial Cash (defined herein) will be used to pay expenses of the transactions contemplated by the acquisition and the obligations of Chardan 2008 being assumed by DAL (“Contribution Difference”). The exact percentage of Chardan 2008’s initial gross ownership interest in DAL is subject to reduction to the extent any shares purchased in Chardan 2008’s initial public offering (“Public Shares”) are redeemed in exchange for a pro rata portion of the trust account. The percentage membership interest in DAL which Chardan 2008 may receive will range from 65.42% to 70.95% on a DAL common unit equivalent basis. See section titled “Chardan 2008’s Rights and Obligations under the Acquisition Agreement.”
•	Chardan 2008 Membership Interests in DAL. Chardan 2008 will receive, assuming there are no redemptions of its Public Shares or assuming that there are a maximum number of permitted redemptions (35% of outstanding Public Shares), 10,666,666 DAL Common Units or 8,260,416 DAL Common Units, which will represent 70.95% or 65.42%, respectively, of the outstanding DAL membership units on a common unit equivalent basis. Immediately following the consummation of the acquisition, the Stern Contributors and the Existing Members, collectively, will own the remaining 29.05% or 34.58%, respectively, of outstanding DAL membership units on a common unit equivalent basis. See section titled “Proposal to Acquire DAL” Chardan shall also receive warrants and options to acquire up to 11,441,666 DAL Common Units as described in “Chardan 2008’s Rights and Obligations under the Acquisition Agreement” below.
•	Assumption of Chardan 2008 Obligations and Transaction Expenses. DAL will acquire the responsibility for all accrued and outstanding obligations of Chardan 2008 as of the date that the acquisition closes, consisting of accrued expenses in the aggregate approximate amount of $8,100,000. Of such expenses, a portion will be deferred and the remainder will be paid out of Contribution Difference. See section titled “Chardan 2008’s Rights and Obligations under the Acquisition Agreement.”
•	Transfer of Target Business Assets to Operating Companies. Immediately prior to the closing of the acquisition, each of PTA and DSI will contribute all their assets and certain liabilities to PTA LLC and DSI LLC, respectively. DJS will contribute all of the assets, and certain liabilities, relating to the non-legal residential mortgage foreclosure processing business and related service operations to DJS LLC. See section titled “Summary.”
•	Acquisition of Interests in Operating Companies. DAL will acquire all of the membership interests in DJS LLC, PTA LLC and DSI LLC. In consideration for their contribution of their membership interests in DJS LLC, PTA LLC and DSI LLC to DAL, the Stern Contributors will receive the following consideration from DAL:
•	Up to a maximum of approximately $58,310,000 in cash (the “Initial Cash”);
•	A minimum of approximately $52,659,000 and maximum of $54,000,000 in a promissory note issued by DAL (the “Stern Note”)
•	1,200,000 DAL Common Units;
•	1,666,667 DAL Series A Preferred Units;
•	3,133,333 DAL Series B Preferred Units; and
•	the right to receive $35 million in post-closing cash (the “Post-Closing Cash”).

The final amount of the Initial Cash and the Stern Note will depend on the final transaction expenses payable at closing, the amount raised in the Private Placement and the amount of Chardan 2008 share redemptions. The amount of the Stern Note is subject to adjustment in order to reflect working capital in DAL at closing of the acquisition. The Stern Note will have the terms set forth in the section of this proxy statement titled “Payment of the Closing Consideration to the Stern Contributors and issuance of the Stern Note in Exchange for their Contribution of the Non-Legal Assets of DJS, DSI and PTA.”

After the closing of the transactions contemplated by the Acquisition Proposal the membership interests in DAL will be held by the Existing Members, the Stern Contributors and Chardan 2008 as follows:

DAL Membership Interests Post-Acquisition Preferred Units

Member	Common Units	Series A	Series B
Existing Members	1,500,000	0	766,667
Stern Contributors	1,200,000	1,666,667	3,133,333
Chardan 2008	8,260,416 to 10,666,666	0	0
•	DAL Common Units. The Existing Members, the Stern Contributors and Chardan 2008 will hold the number of DAL Common Units set forth in the above table. The DAL Common Units held by the Existing Members and Stern Contributors are exchangeable for Chardan 2008 ordinary shares on a one share per one unit basis, generally at the option of the holder. See section titled “Payment of the Closing Consideration to the Stern Contributors and issuance of the Stern Note in Exchange for their Contribution of the Non-Legal Assets of DJS, DSI and PTA.”
•	DAL Series A Preferred Units. The Stern Contributors will hold 1,666,667 DAL Series A Preferred Units. The DAL Series A Preferred Units are convertible into DAL Common Units on a one for one basis and are exchangeable for Series A Preferred Shares of Chardan 2008 on a one share per one unit basis generally at the option of the holder. Upon liquidation of Chardan 2008 or DAL, each Series A Preferred Share or DAL Series A Preferred Unit would receive $15.00 as a liquidation preference over Chardan 2008 ordinary shares or DAL Common Units, respectively. Otherwise, the Series A Preferred Units participate pro rata with the Common Units, including in voting and non-liquidating distributions. See section titled “Payment of the Closing Consideration to the Stern Contributors and issuance of the Stern Note in Exchange for their Contribution of the Non-Legal Assets of DJS, DSI and PTA.”
•	DAL Series B Preferred Units. The Stern Contributors and the Existing Members will hold 3,133,333 and 766,667 DAL Series B Preferred Units, respectively. The DAL Series B Preferred Units will be divided into five subclasses. The DAL Series B Preferred Units will have no rights, other than to be converted into DAL Common Units in the event that: (i) Chardan 2008’s ordinary shares achieve certain price targets (each subclass having a different price target) prior to the fifth anniversary of the closing of the acquisition; or (ii) in the event of a change in control of DAL or Chardan 2008 within such five-year period, any subclass of DAL Series B Preferred that has not previously converted will convert upon closing of such a transaction if the per share consideration received by holders of Chardan 2008 ordinary shares in the transaction equals or exceeds the price target for that subclass. See section titled “Preferred Units and Escrow.”
•	Registration Rights Agreement. Chardan 2008 will also enter into a registration rights agreement (the “Rights Agreement”), pursuant to which Chardan 2008 will be required to register for resale any Chardan 2008 securities that the Stern Contributors and the Existing Members receive upon exchange of their DAL membership interests. See section titled “Additional Agreements.”
•	Services Agreement. DJS LLC will enter into a long term services agreement (the “Services Agreement”) with DJS that is expected to provide DJS LLC with substantial ongoing revenue. Pursuant to the Services Agreement, DJS LLC will ensure DJS that it has earnings before income, taxes, depreciation and amortization of $2,000,000 each year for the first four years following the closing, subject to certain conditions and adjustments. See section titled “Obligations of DJS Under the Acquisition Agreement.”
•	Share Escrow Agreement. Chardan 2008, DAL and the Stern Contributors will enter into an Escrow Agreement in order to secure to any payment obligations that may arise out of the indemnification obligations of the Stern Contributors. See section titled “Indemnification of Chardan 2008 by the Stern Contributors.”
•	Tax Indemnification Agreements. The structure of the Acquisition is designed to provide FlatWorld and the Stern Contributors with certain tax benefits. As a result of the adopted structure, Chardan 2008, may, under certain circumstances, incur adverse tax consequences. In consideration for Chardan 2008’s willingness to utilize the structure described elsewhere in these proxy materials, DAL, the Stern Contributors, FlatWorld, Gupta and Valenty have agreed to indemnify and protect Chardan 2008 against certain adverse tax consequences, should they occur under three separate tax indemnification agreements (collectively, the “Tax Indemnification Agreements”). The agreements pertain only to specified circumstances and are subject to a limit of $8,500,000 in the case of the Stern Contributors and $1,750,000 in the case of FlatWorld, Gupta and Valenty.
•	Private Placement. Simultaneously with the closing of the transactions contemplated by the Acquisition Proposal, Chardan 2008 will close a private placement of up to 1,500,000 Chardan 2008 ordinary shares for an amount up to $10,500,000, $10,250,000 of which will be used to pay the Initial Cash and closing costs (the “Private Placement”). Chardan Capital Markets, LLC, of which Kerry Propper, our Chief Executive Officer, is also Chief Executive Officer, will act as placement agent for the Private Placement that will close in conjunction with the acquisition. Chardan Capital Markets, LLC is expected to receive a placement fee of $500,000 in connection with the financing, of which $250,000 will be deferred and paid pursuant to a promissory note made by DAL in favor of Chardan Capital Markets, LLC (the “Chardan Capital Markets Note”). The terms of the Chardan Capital Markets Note provide for a 5% interest rate and amortizing payments equal to the remaining unpaid principal balance divided by 12 beginning on the first day of each month following the date that the Stern Note is paid in full. The maturity date of the Chardan Capital Markets Note is the earlier of the one year anniversary of the payment in full of the Stern Note or twenty-four (24) months after the closing of the transactions contemplated by the Acquisition Proposal.
•	Closing Conditions. The consummation of the transactions contemplated by the Acquisition Proposal is subject to certain conditions, including but not limited to the approval of the Acquisition Proposal by Chardan 2008’s shareholders, provided that holders of fewer than 35% of the ordinary shares sold in Chardan 2008’s initial public offering (the “Public Shares”) exercise their redemption rights, and delivery by DAL to the Stern Contributors of the Stern Note in an amount not to exceed $54,000,000. See the sections entitled “The Chardan 2008 Extraordinary General Meeting” and “Proposal to Acquire DAL.” See section titled “Closing Conditions.”

•	Interests of Chardan 2008 Management Team. Upon consummation of the acquisition, the initial shareholders of Chardan 2008 (not including holders of Public Shares), including its current officers and directors, will indirectly own 18.15% or 15.24% of DAL, assuming that no Chardan 2008 Public Shares are redeemed or the maximum number of permitted redemptions (35%) occurs, respectively. Following the closing of the transactions contemplated by the Acquisition Proposal, the officers and directors of Chardan 2008 and DAL combined will indirectly own approximately 32.43% and 38.61%, respectively, of Chardan 2008’s ordinary shares, assuming that no Chardan 2008 Public Shares are redeemed or that the maximum number of permitted redemptions (35%) occurs.
•	Fair Market Value Test: DAL must have a fair market value equal to at least 80% of the net assets of Chardan 2008 at the time of acquisition. Based on the financial analysis of Ladenburg, Thalman used by the Board in reaching its recommendation to approve the Acquisition Proposal, the acquisition of the Target Business meets or exceeds this level. See the section titled “Proposal to Acquire DAL — Satisfaction of 80% Test.”
•	Initial Cash. In the event that holders of more than approximately 2.50% of Chardan 2008’s Public Shares both vote against the Acquisition Proposal and elect to exercise their redemption rights, there may not be enough cash available to consummate the acquisition under the current terms unless the parties waive the requirement that the Stern Note not exceed the principal amount of $54,000,000.

Actions That May Be Taken to Secure Approval of Chardan 2008 Shareholders

In order to ensure that that the Acquisition Proposal is approved, Chardan 2008 and Stern and their respective affiliates may enter into transactions to purchase ordinary shares of Chardan 2008 from shareholders who have indicated their intention to vote against the Acquisition Proposal and seek conversion of their shares. In addition, Chardan 2008, and Stern and their respective affiliates may also purchase warrants from warrantholders. Transactions of such nature would only be entered into and effected at a time when the purchasers of such securities or any of their affiliates are not aware of any material nonpublic information regarding Chardan 2008, the Target Business or the Acquisition Proposal. No transactions have been entered into as of the date of these proxy materials, but such transactions may include:

•	Purchases by Chardan 2008, Stern or their respective affiliates of shares or warrants of Chardan 2008;
•	Agreements with third parties to purchase shares or warrants of Chardan 2008 that may then be resold to Chardan 2008 after the consummation of the transactions contemplated by the Acquisition Proposal using funds that were previously in the trust account;
•	Agreements with third parties pursuant to which Chardan 2008, Stern or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of Chardan 2008. The combined company would repay such borrowings using funds that were previously in the trust account; and
•	The granting of securities to third party purchasers of ordinary shares or warrants of Chardan 2008 as an inducement for such third parties to purchase such securities.

In the event that it appeared that the Acquisition Proposal would not be approved at the Meeting of Chardan 2008’s shareholders, such meeting could be adjourned (assuming that the Adjournment Proposal was approved by the shareholders and such adjournment was not past February 11, 2011, the date on which Chardan 2008’s corporate existence terminates unless it consummates a business combination) to enter into arrangements similar to the foregoing.

In the event that any purchases of Chardan 2008’s ordinary shares or warrants are made by Chardan 2008, or affiliates of either of them after the mailing of this proxy statement to shareholders but prior to the extraordinary general meeting, Chardan 2008 will file a Current Report on Form 6-K relating to such purchases within four business days of such purchases prior to the Meeting.

Chardan 2008 will file a Current Report on Form 6-K with respect to any arrangements entered into by Chardan 2008, Stern or their respective affiliates which is intended to increase the likelihood that the Acquisition Proposal and the other Proposals are approved by Chardan 2008’s shareholders. Any Chardan 2008 shares purchased by Chardan 2008 will not be considered outstanding for purposes of the Meeting and will therefore not be permitted to vote at the Meeting. In the event that Public Shares are purchased by Chardan 2008, such shares would no longer be deemed to be outstanding for purposes of determining the vote required for the approval of any of the Proposals presented at the extraordinary general meeting. Therefore, this would reduce (i) the number of Public Shares outstanding voting on each matter and (ii) the number of shares required to be voted in favor of each Proposal. Conversely, if Chardan 2008’s directors and officers purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of the Proposals, reducing the number of shares required to be voted in favor of such proposals by a number of shares equal to those purchased. Neither Chardan 2008 nor its officers or directors purchasing shares would affect the number of shares that could be redeemed by Chardan 2008 with the acquisition still being permitted to be consummated.

QUESTIONS AND ANSWERS ABOUT THE CHARDAN 2008
EXTRAORDINARY GENERAL MEETING

These questions and answers are only summaries of the matters they discuss. Please read this entire proxy statement in order to receive more complete information regarding the proposals on which you are being asked to vote.

Q.	What is being voted on?	A. You are being asked to vote on the following six proposals:
• Authorizing Chardan 2008 to consummate the transactions contemplated by the Acquisition Agreement (the “Acquisition Proposal”);

    •

To elect seven (7) directors to the Board of Directors of Chardan 2008, each to serve until his or her term has expired and until his or her successor is duly elected and qualified (the “Election of Directors”);

    •

To adopt the Equity Incentive Plan, which reserves 1,570,000 Chardan 2008 ordinary shares for issuance to the directors, employees and consultants of Chardan 2008 and its subsidiaries (the “Incentive Plan Proposal”);

• To amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to change the name of Chardan 2008 to “DJSP Enterprises, Inc.” (the “Name Change Proposal”);
• To amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to give effect to the transactions contemplated in the Acquisition Agreement (the “Amendment Proposal”); and,
• To approve any adjournment or postponement of the Meeting for the purpose of soliciting additional proxies (the “Adjournment Proposal”).
Q.	In the prospectus that Chardan 2008 furnished in connection with its initial public offering, it stated that Chardan 2008 would acquire a company with its principal operations in China. Why is it not doing that?	A. Soon after the completion of Chardan 2008’s initial public offering in August 2008, the global financial crisis occurred. The board and management of Chardan 2008 determined that the value of Chinese stocks, which are viewed by some as more speculative than stocks in the United States, were suffering disproportionately as a result. For that reason, Chardan 2008 sought out a business combination with not only Chinese companies, but others as well, in an effort to deliver the greatest value to Chardan 2008 shareholders. They determined that the transactions contemplated by the Acquisition Proposal were the most attractive of the opportunities that they had identified, and for that reason decided to pursue it. Although the value of Chinese stocks subsequently recovered, that did not occur prior to the time that Chardan 2008 had committed substantial resources to the acquisition of DAL, and Chardan 2008 therefore continued to pursue the acquisition rather than revisit acquiring a Chinese company.

Q.	What can I do if the reason that I bought Chardan 2008 stock is because I wanted to invest in a company with its principal operations in China?	A. The answer to that question depends on several things, including the price that you paid for the stock and when you bought it. You could, for example, sell your stock in the market. You could vote against the Acquisition Proposal and demand redemption, so that if the Acquisition Proposal goes forward you will be entitled to receive a pro rata portion of the trust account, approximately $7.89 per share. You may also have a right to rescind your purchase, again depending on a number of factors that would vary from shareholder to shareholder. If you want to consider these and other alternatives, you should consult legal counsel.
Q.	Why is Chardan 2008 proposing the Chardan 2008 Equity Incentive Plan?	A. Chardan 2008 is proposing to adopt the Equity Incentive Plan to provide incentives to its employees, directors, consultants and those of its subsidiaries to increase shareholder value and attract and retain qualified employees, directors and consultants.
Q.	Why is Chardan 2008 proposing to amend and restate its Amended and Restated Memorandum and Articles of Association?	A. Chardan 2008 is proposing to amend and restate its Amended and Restated Memorandum and Articles of Association at the time of the closing of the transactions contemplated by the Acquisition Proposal to change Chardan 2008’s corporate name to DJSP Enterprises, Inc., to eliminate provisions made extraneous by the consummation of the acquisition and to give effect to the provisions of the Acquisition Agreement, all as described more fully in the sections of this proxy statement titled “Proposal to Amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to Change its Corporate Name” and “Proposal to Amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to Remove Restrictive Provisions.” The removal of the extraneous provisions will reflect that Chardan 2008 is no longer a “blank check company” and will have become an operating company.
Q.	Why is Chardan 2008 proposing to approve any adjournment or postponement of the extraordinary general meeting?	A. Chardan 2008 is proposing to approve any adjournment or postponement of the Meeting so that it may delay the meeting in the event that it appears that an insufficient number of votes or proxies have been received to allow for the approval of the Proposals to be presented at the Meeting. This will provide Chardan 2008 with additional time to solicit proxies or to attempt to persuade shareholders opposing any of the proposals to change their votes.
Q.	Are any proposals conditioned on the approval of the other proposals?	A. None of the Acquisition Proposal, the Election of Directors, the Name Change Proposal or the Amendment Proposal will be given effect unless all are approved and holders of less than 35% of the ordinary shares sold in Chardan 2008’s initial public offering (the “Public Shares”) vote against the Acquisition Proposal and exercise their redemption rights. The Incentive Plan Proposal will not be given effect unless the Acquisition Proposal and the Amendment Proposal are approved, and holders of less than 35% of Chardan 2008’s Public Shares both vote against the Acquisition Proposal and exercise their redemption rights and each director nominee is elected.

Q.	How do the Chardan 2008 initial shareholders intend to vote their shares?	A. Chardan 2008’s initial shareholders have agreed to vote 2,291,666 ordinary shares of Chardan 2008 (all of which are owned by Chardan 2008’s current officers and directors and their affiliates, acquired by them prior to Chardan 2008’s initial public offering) in accordance with the majority of the votes cast by holders of the Public Shares. As a result, if a majority of Public Shares (or 3,437,501 shares) are voted in favor of the Acquisition Proposal, Chardan 2008’s founding shareholders, including all of its officers and directors, will vote all of their 2,291,666 initial shares in favor of the Acquisition Proposal.
The initial shareholders have agreed to vote any of the Public Shares that they own in favor of the Acquisition Proposal and the other Proposals. As a result, they will not be entitled to demand redemption of those shares, nor will they seek appraisal rights with respect to such shares if appraisal rights are available to them.
Q.	What vote is required to approve the Acquisition Proposal?	A. Under Chardan 2008’s Amended and Restated Memorandum and Articles of Association, approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. However, if the holders of 2,406,250 (35%) or more of the Public Shares vote against the Acquisition Proposal and demand that Chardan 2008 redeem their shares for a pro rata portion of the trust account established at the time of the initial public offering (as described below), Chardan 2008 will not consummate the Acquisition Proposal.
Q.	What vote is required to adopt the Amendment Proposal?	A. Approval of the amendment and restatement of the Amended and Restated Memorandum and Articles of Association will require the affirmative vote of the shareholders holding a majority of the outstanding ordinary shares voting at the Chardan 2008 extraordinary general meeting, provided that there is a quorum. However, the Amendment Proposal will not be given effect, even if approved by shareholders, unless the Acquisition Proposal and Election of Directors are also approved and holders of less than 35% of the holders of the Public Shares both vote against the Acquisition Proposal and exercise their redemption rights.
Q.	What vote is required to adopt the Equity Incentive Plan?	A. Adoption of the Equity Incentive Plan will require the affirmative vote of the shareholders holding a majority of the outstanding ordinary shares voting at the Meeting, provided that there is a quorum. However, the Equity Incentive Plan will not be given effect, even if approved by shareholders, unless the Acquisition Proposal, the Amendment Proposal, the Name Change Proposal and the Election of Directors are also approved and holders of less than 35% of the Public Shares both vote against the Acquisition Proposal and exercise their redemption rights.
Q.	What vote is required to elect the directors?	A. The election of each director will require the affirmative vote of shareholders holding a majority of the outstanding ordinary shares voting at the Chardan 2008 annual meeting, provided that there is a quorum. However, the new directors will not be appointed and qualified as directors, even if approved by shareholders in such manner, unless the Acquisition Proposal, the Name Change Proposal and the Amendment Proposal are also approved and holders of less than 35% of the Public Shares both vote against the Acquisition Proposal and exercise their redemption rights.
Q.	Who will manage Chardan 2008 and DAL?	A. Following consummation of the acquisition, the current management of the non-legal operations of DJS, PTA and DSI will remain in place. Some of Chardan 2008’s current management team will serve on Chardan 2008’s Board of Directors.

Q.	How much of Chardan 2008 will its current shareholders own upon consummation of the Acquisition Proposal?	A. Chardan 2008 will issue up to 1,500,000 ordinary shares in the Private Placement in connection with the closing of the transactions associated with the Acquisition Proposal in addition to those currently outstanding. Following those issuances, the current owners of Chardan 2008 ordinary shares will hold 85.94% of Chardan 2008’s issued and outstanding ordinary shares, assuming that there are no redemptions and that there is no exercise of Chardan Warrants or the underwriter’s purchase option. If the maximum number of redemptions occurs, the current Chardan 2008 shareholders will own 63.38% of Chardan 2008’s issued and outstanding shares upon closing of the acquisition and the Private Placement. Upon closing of the transactions contemplated by the Acquisition Proposal, Chardan 2008 will own 70.95% of the outstanding DAL membership units on a common unit equivalent basis, assuming that there are no redemptions of Public Shares. In the event that there are redemptions, the Chardan 2008 ownership interest in DAL will be reduced on a corresponding basis (one less DAL common unit per redeemed Chardan 2008 ordinary share). If the maximum number of shares is redeemed, Chardan 2008 will own 65.42% of the outstanding DAL membership units on an common unit equivalent basis. For a more complete discussion of how the redemption can affect ownership in Chardan 2008 and DAL, please see section titled “Redemption Rights.”
Q.	How much dilution will Chardan 2008 shareholders experience?	A. As noted, Chardan 2008 will issue up to 1,500,000 ordinary shares in connection with the Private Placement upon the closing of the transactions contemplated by the Acquisition Proposal, but will not issue any shares to the Stern Contributors or the Existing Members. As a result of the Initial Contribution by Chardan 2008 to DAL, Chardan 2008 will acquire an initial interest in DAL of up to 70.95% of the outstanding DAL membership units on a common unit equivalent basis (assuming no redemptions of Chardan 2008 Public Shares).
A number of things could reduce the ownership interest of Chardan 2008’s current shareholders in Chardan 2008 and Chardan 2008’s ownership interest in DAL following the consummation of the acquisition. These things include: (i) the exercise of Chardan 2008’s issued and outstanding warrants (the “Chardan Warrants”), including whether the warrants issued in a private placement prior to our initial public offering (the “Private Placement Warrants”) are exercised; (ii) whether the underwriter’s purchase option (“UPO”) issued in connection with Chardan 2008’s initial public offering and the warrants included in them are exercised; (iii) whether the Stern Contributors exercise their rights to exchange their DAL Common Units and DAL Series A Preferred Units and whether the Existing Members exercise their rights to exchange their DAL Common Units for corresponding securities of Chardan 2008, which they are entitled to do at any time after the first anniversary of the closing of the acquisition; (iv) whether any or all of the DAL Series B Preferred Units convert into DAL Common Units upon the ocurrence of the Chardan 2008 share price reaching certain specified levels and are subsequently exchanged for Chardan 2008 ordinary shares; (v) whether Chardan 2008 issues up to 233,010 additional ordinary shares in connection with the sale or exercise of Chardan Warrants pursuant to the terms of the Warrant Sale Agreement; and (vi) whether and to what extent shares are issued pursuant to the Equity Incentive Plan.

If the Stern Contributors and the Existing Members convert all of their DAL Common Units and DAL Series A Preferred Units, as the case may be, into ordinary shares of Chardan 2008 (and assuming that all of the DAL Series B Preferred Units have converted to DAL Common Units), then DAL will become a wholly owned subsidiary of Chardan 2008, and the Stern Contributors would own 19.75% of Chardan 2008’s outstanding shares and the Existing Members would own 7.46% of Chardan 2008’s outstanding shares. The foregoing assumes that there are no redemptions of the Public Shares and that all of the Chardan Warrants and the UPO are fully exercised and 1,500,000 Chardan 2008 ordinary shares are issued in connection with the Private Placement. If the maximum amount of redemptions of the Public Shares occurred (i.e., 2,406,249 Public Shares, the Stern Contributors and the Existing Members converted their interests into ordinary shares of Chardan 2008 and 1,500,000 ordinary shares are issued in connection with the Private Placement), then Chardan 2008’s shareholders other than the Stern Contributors and the Existing Members would own 70.44% of Chardan 2008’s outstanding shares, the Stern Contributors would own 21.45% and the Existing Members would own 8.10%, respectively, of Chardan 2008’s outstanding shares.
Q.	Do Chardan 2008 shareholders have redemption rights?	A. If you hold Public Shares and you vote against the Acquisition Proposal, you will have the right to demand that Chardan 2008 redeem your Public Shares in exchange for payment of a pro rata portion of the trust account.
Q.	What happens if I vote against the Acquisition Proposal and demand redemption of my shares, but the acquisition is not consummated?	A. If the acquisition is not consummated, you will not be entitled to redeem your shares. Instead, the funds will remain in the trust account and Chardan 2008’s management will have until the time permitted in its Amended and Restated Memorandum and Articles of Association (February 2011) to find another candidate for a business combination.
Q,	Is it possible that the acquisition is approved, but the Acquisition Proposal will not be completed?	A. Yes, it is. There are several conditions to the closing of the transactions contemplated by the Acquisition Proposal besides the approval of Chardan 2008’s shareholders that may not be met. For example, the Stern Contributors are not obligated to close the transactions contemplated by the Acquisition Proposal unless and until Chardan 2008 has made the Initial Contribution that, together with the Stern Note, will enable DAL to pay approximately $58,310,000 in Initial Cash to the Stern Contributors at closing of the transactions contemplated by the Acquisition Proposal. Unless all of the parties’ conditions to closing the transactions contemplated by the Acquisition Proposal are satisfied or waived, the transactions contemplated by the Acquisition Proposal will not be completed, even though Chardan 2008 shareholders have approved the Acquisition Proposal. Similarly, if the Stern Note is proposed to exceed $54,000,000 because of redemptions of Public Shares (which it would if shareholders owning more than approximately 170,000 shares elect to redeem such shares) or otherwise, the Stern Contributors are not required to close the transactions contemplated by the Acquisition Proposal.
In addition, if the Election of Directors or the Amendment Proposal is not approved, the Acquisition Proposal will not be given effect, even if it is approved.

Q	Is there a limitation on my redemption?	Our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate or other person with whom such public shareholder is acting in concert or as a “group” (within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking redemption rights with respect to an aggregate of more than 10% of the ordinary shares sold in Chardan 2008’s public offering (but only with respect to the amount over 10% of the ordinary shares sold in the public offering). A “group” will be deemed to exist if public shareholders: (i) file a Schedule 13D or 13G indicating the presence of a group, or (ii) acknowledge to us that they are acting, or intend to act, as a group. Such public shareholders would still be entitled to vote against the Acquisition Proposal with respect to all ordinary shares owned, whether directly or indirectly through one or more affiliates.
Q.	If the closing does not occur, what happens to my demand to redeem my shares?	A. Your demand for redemption will only take effect if the transactions contemplated by the Acquisition Proposal are completed. If the transactions contemplated by the Acquisition Proposal do not close, then there will be no distribution of the trust funds to shareholders, as Chardan 2008 intends to continue to seek another business combination in such a case.
Q.	Do Chardan 2008 shareholders have dissenter or appraisal rights under British Virgin Islands law?	A. If the Acquisition Proposal is approved, a dissenting Chardan 2008 shareholder would have rights comparable to the appraisal rights ordinarily available to dissenting shareholders of United States corporations or under a BVI merger. Those rights provide for the dissenting shareholder to receive payment in cash for the statutorily determined value of the ordinary shares, determined prior to the closing of the transactions contemplated by the Acquisition Proposal.
Q.	What happens following the closing of the transactions contemplated by the Acquisition Agreement to the funds deposited in the trust account?	A. Chardan 2008 shareholders exercising redemption rights will receive their pro rata portions of the trust account. The balance of the funds in the account will be used to acquire membership interests in DAL. Chardan 2008 will likely have accrued expenses, which DAL will assume as a term of the Acquisition Proposal. DAL will be obligated to use the funds received from Chardan 2008 to pay the Initial Cash to the Stern Contributors, as well as transaction expenses.
Q.	What happens if the Acquisition Proposal is not approved?	A. If the shareholders of Chardan 2008 do not approve the Acquisition Proposal, Chardan 2008 will seek an alternative business combination. Chardan 2008 has until February 11, 2011 to consummate another business combination. If Chardan 2008 does not acquire at least majority control of a target business by February 11, 2011, Chardan 2008 will dissolve and distribute to holders of the Public Shares the amount in the trust account, plus any remaining net assets.
In any liquidation, the funds then held in the trust account, plus any interest earned thereon (net of taxes payable and up to the amount of interest earned on the trust account that has been released to Chardan 2008 to fund its working capital and repay management loans), together with any remaining out-of-trust net assets, will be distributed pro rata to the holders of the Public Shares. See the risk factors in the section titled “Risks to Chardan 2008 Security Holders,” of this proxy statement relating to risks associated with the dissolution of Chardan 2008.
Q.	When do you expect the transactions contemplated by the Acquisition Proposal to be completed?	A. Chardan 2008 expects to consummate the transactions contemplated by the Acquisition Proposal promptly after shareholder approval is received.

Q.	If I am not going to attend the annual meeting in person, should I return my proxy card instead?	A. Yes. After carefully reading and considering the information in this document, please fill out and sign your proxy card. Then return it in the return envelope as soon as possible, so that your shares may be represented at the extraordinary general meeting. A properly executed proxy will be counted for the purpose of determining the existence of a quorum.
Q.	What will happen if I abstain from voting or fail to vote?	A. Abstaining from voting or not voting on the Acquisition Proposal (including broker non-votes), either in person or by proxy or voting instruction, will have the same effect as a vote against the proposal, since the vote to approve the Acquisition Proposal requires affirmative votes of holders of a majority of Chardan 2008’s outstanding ordinary shares. Abstaining from voting or not voting on the Amendment Proposal, the Election of Directors, the Incentive Plan Proposal, the Name Change Proposal and the Adjournment Proposal, (including broker non-votes), either in person or by proxy or voting instruction, will have no effect on the vote to approve each such Proposal, since the vote to approve each of these Proposals requires the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the Meeting, provided that there is a quorum. An abstention will not count toward the 35% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the Acquisition Proposal if you fail to vote against the Acquisition Proposal. To demand redemption, you must vote against the Acquisition Proposal and elect to redeem your shares. If the Acquisition Proposal is not approved, Chardan 2008’s Board of Directors will not go forward with the acquisition, the Name Change Proposal, the Amendment Proposal, the Election of Directors or the Incentive Plan Proposal.
Q.	How do I change my vote?	A. Send a later-dated, signed proxy card to Chardan 2008’s secretary prior to the date of the Meeting or attend the Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Gong Li, Chardan 2008 China Acquisition Corp., No. 2206, A Zone, Chaowai, SOHO, No. 6B Chaowai Street, Chaoyang District, Beijing 100021, China.
Q.	If my shares are held in “street name,” will my broker automatically vote them for me?	A. No. Your broker can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares. Your broker can tell you how to provide these instructions.
Q.	Who can help answer my questions?	A. If you have questions, you may write or call Chardan 2008’s proxy solicitor, Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, 206-870-8565, Attention: Karen Smith.
Q.	Where will the Meeting be held?	A. The Meeting will be held at the offices of Chardan 2008’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154.

SUMMARY

This section summarizes information related to the Proposals to be voted on at the Meeting and to the consideration to be offered to DAL and the Stern Contributors. These items are described in greater detail elsewhere in this proxy statement. You should carefully read this entire proxy statement and the other documents to which it refers you.

The Parties

Chardan 2008 China Acquisition Corp.

Chardan 2008 China Acquisition Corp. (“Chardan 2008”) is a British Virgin Islands business company with limited liability formed on February 19, 2008. Chardan 2008 is a blank check company that was formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with, an unidentified operating business.

Chardan 2008’s initial business combination must be with a target business or businesses with a collective fair market value equal to at least 80% of Chardan 2008’s net assets (excluding any funds held in the trust account for the benefit of the underwriters) at the time of such transaction. If Chardan 2008 acquires less than 100% of a target business (as is proposed), the 80% of net assets test will be calculated based only on that portion of the business that Chardan 2008 acquires, and not the value of the entire business. If Chardan 2008 is unable to consummate a business combination within the allotted time periods set forth in its initial public offering prospectus and in its Amended and Restated Memorandum and Articles of Association, Chardan 2008 will implement a plan of dissolution and distribution which will include the liquidation of the trust account for distribution to the holders of the Public Shares.

The mailing address of Chardan 2008’s principal executive office is No. 2206, A Zone, Chaowai, SOHO, No. 6B Chaowai Street, Chaoyang District, Beijing 100021, China and its telephone number is 86-10-5900-2666. Upon the closing of the transaction the combined company’s mailing address will become that of DAL.

DAL

At the time of the closing of the acquisition, DAL will have acquired membership interests in three limited liability companies that together will constitute a provider of non-legal residential mortgage foreclosure processing and other services, principally in the State of Florida (referred to herein as the “Target Business”). DAL will not acquire any portion of such companies that involves the provision of legal services. At the time of the closing of the transactions contemplated by the Acquisition Proposal, the Target Business’ only customer will be DJS, whose customers are primarily mortgage lenders and mortgage servicers. The Target Business will provide non-legal services to support various judicial proceedings brought by, and other legal services provided by, DJS on behalf of its clients, including foreclosures, bankruptcy and eviction proceedings, second lien monitoring and real estate owned (“REO”) closings. At the time of closing of the transactions contemplated by the Acquisition Proposal, DAL’s principal offices will be located at 900 Pine Island Dr., Suite 400, Plantation, Florida 33324.

DJS LLC

DJS LLC is the entity that, at the time of closing of the transactions contemplated by the Acquisition Proposal, will have received all of the non-legal operations of DJS. These non-legal operations include the processing of various documents connected with the legal services that DJS provides to its clients, principally in the State of Florida and involving proceedings such as real estate foreclosure actions and related bankruptcy and other proceedings. At the time of closing of the transactions contemplated by the Acquisition Proposal, DJS LLC’s principal offices will be located at 900 Pine Island Dr., Suite 400, Plantation, Florida 33324.

PTA LLC

At the time of the closing of the transactions contemplated by the Acquisition Proposal, PTA LLC will have acquired the assets and business of PTA. PTA’s business involves the performing of title searches and the preparation of title abstracts that are used to support the various legal services the DJS provides to its clients. At the time of closing of the transactions contemplated by the Acquisition Agreement, PTA LLC’s principal offices will be located at 900 Pine Island Drive, Suite 400, Plantation, Florida 33324.

DSI LLC

At the time of the closing of the transactions contemplated by the Acquisition Proposal, DSI, LLC will have acquired all of the business and operations of DSI. DSI is principally involved in the liquidation of real estate that lenders come to own as a result of the foreclosure of a mortgage loan. At the time of closing DSI LLC’s principal offices will be located in Louisville, Kentucky.

The Acquisition Agreement

On December 10, 2009, Chardan 2008, DAL, David J. Stern (“Stern”), Professional Title and Abstract Company of Florida, Inc. (“PTA”), Default Servicing, Inc. (“DSI”), the Law Offices of David J. Stern, P.A. (“DJS,” which together with Stern, PTA and DSI are referred to collectively as the “Stern Contributors”), along with DJS LLC, DSI LLC and PTA LLC, Raj K. Gupta (“Gupta”), Jeffrey A. Valenty (“Valenty”), FlatWorld DAL LLC (“FlatWorld”), and Fortuna Capital Partners LP (“Fortuna” and collectively with FlatWorld, the “Existing Members”) entered into that certain Master Acquisition Agreement (the “Acquisition Agreement”) which governs Chardan 2008’s acquisition of a controlling membership interest in DAL in exchange for its contribution of capital to DAL. The Acquisition Agreement establishes the various rights and obligations that Chardan 2008, DAL, the Stern Contributors, Gupta, Valenty and the Existing Members will have with respect to each other.

Chardan 2008’s Rights and Obligations under the Acquisition Agreement

The principal rights and obligations of Chardan 2008 under the Acquisition Agreement are as follows:

•	The Initial Contribution

Chardan 2008 is required to make a capital contribution of the entire balance of its trust fund, net of any redemptions of the Public Shares, and the proceeds from the Private Placement, net of underwriter commissions, expected to aggregate approximately $64,550,000, (the “Initial Contribution”), in exchange for which it will receive 10,666,666 DAL Common Units, plus warrants and options to purchase up to an additional 11,441,666 DAL Common Units as discussed below. Up to approximately $58,310,000 of the Initial Contribution will be used to make an initial cash payment to the Stern Contributors (“Initial Cash”). The difference between the Initial Contribution and the Initial Cash (“Contribution Difference”) will be used to pay expenses related to the acquisition and certain other expenses described below. The initial 10,666,666 (assuming no redemption of Chardan 2008’s shares) DAL Common Units will represent 70.95% of DAL’s issued and outstanding ownership interests in DAL on a common unit equivalent basis. In the event that any of the Public Shares are redeemed for a pro rata portion of the trust account, the ownership interest of Chardan 2008 in DAL will be reduced by one common unit for each Public Share that is redeemed. If the maximum number of Public Shares is redeemed (i.e., 2,406,249 Public Shares), the DAL Common Units issued to Chardan 2008 will equal 8,260,417, representing 65.42% of DAL’s ownership interests on a common unit equivalent basis. In any case, Chardan 2008 will not acquire less than a controlling interest (as determined by voting power) of the securities of DAL. In such event, the parties would be required to waive the closing condition that the Stern Note be no greater than $54,000,000 in order to close the transaction. If that occurred and Stern were to waive the minimum required amount for the Initial Contribution, the Initial Contribution could be reduced to $45,545,000 and the amount of the Stern Note could be increased to approximately $65,000,000. DAL will assume and pay Chardan 2008’s deferred and accrued expenses and the transaction costs (estimated to be in the aggregate about $8.1 million). The Contribution Difference will be used to pay such expenses and closing costs.

•	The Chardan and DAL Warrants and Options.

Chardan 2008 is required to utilize the net proceeds of the exercise of its (i) 11,166,666 issued and outstanding warrants (the “Chardan Warrants”) to acquire additional DAL Common Units through the exercise of warrants that DAL will issue to Chardan 2008 (the “DAL Warrants”) at the closing of the acquisition and (ii) 137,500 issued and outstanding options (the “Chardan Options”) to acquire additional DAL Common Units and DAL Warrants issued to Chardan 2008 upon the consummation of the acquisition. Each DAL Warrant is exercisable into one DAL Common Unit for an exercise price of $5.00. For each Chardan Warrant that is exercised, Chardan 2008 will exercise a DAL Warrant and acquire a DAL Common Unit. For each

Chardan Option that is exercised Chardan 2008 will exercise a DAL warrant and acquire one DAL Common Unit and one DAL Warrant. For that reason, if all of the Chardan Warrants and Chardan Options are exercised for cash, Chardan 2008 will acquire an additional 11,441,666 DAL Common Units.

Included in the Chardan Warrants are 2,000,000 warrants issued to Chardan 2008’s initial shareholders in a private placement at a price of $0.50 prior to Chardan 2008’s initial public offering (the “Private Placement Warrants”). These warrants have a “cashless exercise” feature, which means that the holders could exchange some or all of their warrants for a lesser amount of Chardan 2008 ordinary shares rather than paying the exercise price to exercise the Private Placement Warrants. However, in order to increase the amount of cash available to DAL to pay the Stern Note and the Post-Closing Cash, certain holders of the Private Placement Warrants have agreed to exercise their Private Placement Warrants for cash or to sell them to third parties who agree to do so. The obligation to sell or exercise the Private Placement Warrants arises on the later of the 6-month anniversary of the closing of the acquisition or once there is a registration statement in effect for the resale of the Private Placement Warrants and the shares underlying them. In addition, the closing price of Chardan 2008 ordinary shares must be $9.00 or greater. The aggregate number of the Private Placement Warrants to be sold or exercised each day is equal to the greater of 10% of the average daily trading volume of Chardan 2008 ordinary shares or 50,000.

In exchange for their agreement to exercise the Private Placement Warrants for cash or to sell them to third parties that will do so, Chardan 2008 will issue to the holders of those warrants up to an additional 233,010 ordinary shares, which it will also agree to register.

•	Exchange of Chardan 2008 Securities or Cash for the DAL Ownership Interests of the Stern Contributors and the Existing Members.

Chardan 2008 will also be obligated to exchange the Stern Contributors’ DAL Common Units or DAL Series A Preferred Units, and the Existing Members’ DAL Common Units, at their election, for corresponding Chardan 2008 securities on a one-for-one basis. However, Chardan 2008 may elect instead to pay the Stern Contributors and Existing Members cash in an amount equal to the fair market value of those interests in lieu of the Chardan 2008 securities, subject to the agreement of the Stern Contributors, the Existing Members and Kerry Propper, the current Chief Executive Officer of Chardan 2008, so long as he owns any Chardan 2008 ordinary shares.

•	Contribution of Assets Acquired in a Chardan 2008 Capital Transaction.

In the event that, post-closing, Chardan 2008 engages in a capital transaction (such as the acquisition of another business or a portion of another business) or there is a permanent equity investment in Chardan 2008, Chardan 2008 will contribute the proceeds of such transaction to DAL in exchange for additional DAL Common Units at their then fair market value, which will be presumed to be the share price of Chardan 2008 ordinary shares on which the transaction is based.

•	Registration Rights Agreement.

Chardan 2008 will also enter into a registration rights agreement (the “Rights Agreement”) pursuant to which Chardan 2008 will be required to register for resale any Chardan 2008 securities that the Stern Contributors and the Existing Members receive upon exchange of their DAL ownership interests.

•	Equity Incentive Plan.

Chardan 2008 will, subject to approval by its shareholders, adopt the Equity Incentive Plan, reserving 1,570,000 of its ordinary shares for issuance as restricted shares or upon the exercise of share options, share appreciation rights, performance awards, incentive awards, director share purchase rights and the like. In the event that it does so, Chardan 2008 will receive corresponding rights to purchase additional DAL Common Units on the same terms as Chardan 2008 grants awards under the Equity Incentive Plan.

Payment of the Closing Consideration to the Stern Contributors and issuance of the Stern Note in Exchange for their Contribution of the Non-Legal Assets of DJS, DSI and PTA.

At or immediately prior to the closing of the transactions contemplated by the Acquisition Proposal, the Stern Contributors will have transferred all of the non-legal business and assets of DJS, DSI and PTA (the “Stern Contributors’ Contribution”) to DJS LLC, DSI LLC and PTA LLC, respectively. In consideration for their contribution of their ownership interests in DJS LLC, PTA LLC and DSI LLC to DAL, the Stern Contributors will receive from DAL the following (the “Consideration”):

•	Up to approximately $58,310,000 in cash (the “Initial Cash”);
•	A minimum of approximately $52,659,000 (and a maximum of $54,000,000) in a promissory note issued by DAL (the “Stern Note”);
•	1,200,000 DAL Common Units (the “Stern DAL Common Units”);
•	1,666,667 DAL Series A Preferred Units (the “Stern DAL Series A Preferred Units”);
•	3,133,333 DAL Series B Preferred Units (the “Stern Series B Preferred Units”); and
•	The right to receive $35 million in Post-Closing Cash (as defined in the Section titled “Post Closing Cash”).

The Initial Cash is subject to a downward adjustment to the extent that any Public Shares are redeemed in exchange for a pro rata portion of the trust account. In that event, the shortfall will be added to the Stern Note. In the event that holders of more than approximately 2.50% of Chardan 2008’s Public Shares both vote against the Acquisition Proposal and elect to exercise their redemption rights, there may not be enough cash available to consummate the acquisition under the current terms unless the parties waive the requirment that the Stern Note not exceed the principal amount of $54,000,000. A portion of the Initial Cash will be paid using proceeds from the Private Placement that will close simultaneously with the transactions contemplated by the Acquisition Proposal.

The Stern Note will have the following principal terms:

•	The principal amount of approximately $52,659,000 (subject to adjustment up to a maximum of $54,000,000 depending on the amount of the shortfall in Initial Cash);
•	Interest of 3.0% per annum, payable monthly, with a default rate equal to the lesser of (a) the current interest rate plus 10% or (b) the highest lawful rate;
•	A maturity date that is 36 months after the closing of the acquisition;
•	All assets of DAL and its subsidiaries will secure repayment of the Stern Note, the security interest to be junior to obligations owed by DAL to its commercial lender.
•	Payment in the amount of 90% of its free positive cash flow (equal to EBITDA, plus accrued taxes, less debt service, cash taxes, capital expenditures and net changes in working capital) (“Designated Free Cash Flow”) will be made monthly. In addition, all proceeds from the exercise of the DAL Warrants by Chardan 2008 will be used to repay the Stern Note, with any proceeds not required for that purpose to be used to pay the Post Closing Cash.
•	Customary events of default including, without limitation, breaches of covenants or representations, material adverse change or any merger or other change in control transaction; and
•	Customary affirmative and negative covenants including, without limitation, liens, restricted payments, sales of assets and business combination transactions.

The DAL Series A Preferred Units will be convertible into DAL Common Units at the option of the holder on a one-for-one basis. They will vote with the DAL Common Units on an as converted basis, have a $15.00 per unit non-participating liquidation preference and participate pro rata with the DAL Common Units in all non-liquidating distributions.

The DAL Series B Preferred Units will be issued in five subclasses (Series B-1 through Series B-5). The Stern Contributors will hold 596,666 shares of each of Series B-1 and Series B-2, and 646,667 shares each of Series B-3, Series B-4 and Series B-5. Each subclass of the DAL Series B Preferred Units will be convertible into DAL Common Units if the Chardan 2008 share price achieves certain price targets for 10 out of any 30 consecutive trading days prior to the fifth anniversary of the closing of the transactions contemplated by the Acquisition Proposal, as reflected below:

DAL Series B Subclass	Price Target
B-1	$10.00
B-2	$12.50
B-3	$15.00
B-4	$17.50
B-5	$20.00

In the event that there is a change in control of Chardan 2008 or DAL prior to the fifth anniversary of the closing of the transactions contemplated by the Acquisition Proposal, if any subclass of DAL Series B Preferred has not previously converted, it will convert upon closing of such a transaction if the per share consideration received by Chardan 2008 ordinary shareholders in the transaction equals or exceeds the price target for such subclass.

Any DAL Series B Preferred Units that have not converted within five (5) years of the closing of the Acquisition Proposal will no longer carry the right to convert, and each DAL Series B Preferred Unit not converted by then may be repurchased by DAL for $0.001 per unit.

Borrowing to Pay the Initial Cash.

DAL will be authorized to borrow that portion of the Initial Cash that Chardan 2008 does not contribute, including any shortfall in the Initial Contribution by Chardan to DAL as a result of shareholder redemptions.

Sale of Ordinary Shares in Private Placement to Pay the Initial Cash

In connection with the transactions contemplated by the Acquisition Proposal, Chardan 2008 will consummate a sale of up to 1,500,000 ordinary shares at a per share price of $7.00, in a private placement. Chardan Capital Markets LLC, an affiliate of our CEO, Kerry S. Propper, will be paid a fee for placing these shares of $500,000, or 4.76%, of which $250,000 will be paid at closing and $250,000 will be deferred. See “Private Placement” under section titled “Summary of Material Terms to Acquisition Proposal”

Transaction Expenses

Expenses

The following are the estimated expenses related to the transaction:

Amount	Description
$2,617,000	Legal Fees
$2,200,000	IPO Deferred Underwriters’ Compensation
$1,000,000	Payable to FlatWorld
$1,000,000	Rodman & Renshaw Investment Banking Fees
$ 500,000	Chardan Private Placement fee
$ 265,000	Accounting Fees
$ 191,000	Miscellaneous
$ 115,000	Financial Due Diligence
$ 100,000	Fairness Opinion
$ 100,000	Financing Fees and Expenses

Of such amount $6,238,000 will be paid at closing and $1,850,000 will be deferred, as described below; of the total estimated expenses, approximately $4.1 million are Chardan 2008 expenses and costs which are being assumed by DAL.

Deferred Amounts

In order to make available as much cash as possible to pay the Initial Cash, certain parties that would otherwise have been entitled to receive payments at closing have agreed to allow DAL to defer these payments to a date that is the earlier of the one year anniversary of the payment in full of the Stern Note or twenty four (24) months following the closing of the transactions contemplated by the Acquisition Proposal. These deferred payments, totalling approximately $1.85 million, consist of the following:

Deferred Amount	Description
$1,100,000	IPO Deferred Underwriters’ Compensation
$ 500,000	Rodman & Renshaw Investment Banking Fees
$ 250,000	Chardan Capital Markets Private Placement fees
$1,850,000

DAL’s obligation to make these deferred payments will be evidenced by promissory notes, and the outstanding principal amount of the notes will bear interest at the rate of 5% per annum. When the Stern Note is indefeasibly repaid in full, DAL will make monthly payments to each payee equal to the remaining principal balance of such payee’s note, divided by 12.

•	The Post-Closing Cash

The Stern Contributors will be entitled to be paid $35,000,000 in cash after the closing of the acquisition (the “Post-Closing Cash”). The Post-Closing Cash must be paid in full no later than the fifth anniversary of the closing. The principal source of the funds to pay the Post-Closing Cash will be approximately 90% of the proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Line of Credit, with the balance of such proceeds being used by DAL to meet obligations owed to FlatWorld and Chardan Capital, LLC. To the extent that there are not sufficient proceeds from that source to pay in full the Post-Closing Cash to the Stern Contributors within 180 days of the closing of the acquisition, a late fee of 0.25% per month will be added to the outstanding balance of Post-Closing Cash due until paid in full. In that event, DAL will also utilize approximately 90% of its Designated Free Cash Flow, together with any remaining proceeds from the exercise of the Chardan Warrants, to pay the Post-Closing Cash, until it is paid in full. Payments from DAL’s Designated Free Cash Flow will be made quarterly (or sooner at Chardan 2008’s option) until such payments, together with the proceeds from exercise of the DAL Warrants that are used to pay the Post-Closing Cash, result in the Post-Closing Cash, plus any late fees, being paid in full. To the extent that the Post-Closing Cash has not been paid in full by the eighteen month “anniversary” of the closing of the Acquisition Proposal, 0.67% per month will be added to the outstanding balance of the Post-Closing Cash due until paid in full. The payment of the Post-Closing Cash will be guaranteed by each of DJS LLC, PTA LLC and DSI LLC and secured by all of the assets of DAL, DJS LLC, PTA LLC AND DSI LLC.

•	Payment of Expenses.

In the event that the closing of the transactions contemplated by the Acquisition Proposal occurs, DAL will bear all of the Stern Contributors’ reasonable legal and other third-party fees and expenses (other than financial advisor fees) incurred in the negotiation and execution of the Acquisition Agreement and the transactions contemplated thereby, estimated to be approximately $1.3 million.

Obligations of DAL to the Existing Members under the Acquisition Agreement.

In connection with the Acquisition Proposal, DAL will have the following obligations to the Existing Members:

•	DAL Ownership Interests.

Upon the closing of the acquisition, the Existing Members will hold 1,500,000 DAL Common Units and 766,667 DAL Series B Preferred Units, which will consist of 153,334 shares of each of Series B-1 and Series B-2 and 153,333 shares of each of Series B-3, Series B-4 and Series B-5. Each of the Series B Preferred Units will be convertible into DAL Common Units upon the occurrence of the events as described in the section titled “Obligations of DAL to the Stern Contributors under the Acquisition Agreement.”

•	Payment of Proceeds to FlatWorld.

In connection with the transactions contemplated by the Acquisition Proposal, DAL has agreed to pay FlatWorld $1,000,000 upon the closing of the Acquisition Proposal, $2,000,000 (the “FlatWorld Warrant Proceeds”) as described below, and another $1,000,000 upon the earlier of the first anniversary after the Stern Note has been paid in full or 24 months after the closing of the acquisition (the “FlatWorld Additional Warrant Proceeds”). The principal source of the funds to pay the FlatWorld Warrant Proceeds will be approximately 5% of the proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Line of Credit. If the FlatWorld Warrant Proceeds are not paid in full by the six month anniversary of the closing, FlatWorld is also entitled to receive approximately 5% of DAL’s Designated Free Cash Flow until the FlatWorld Warrant Proceeds are paid in full. If the Post-Closing Cash is paid in full prior to the time that the FlatWorld Warrant Proceeds are paid in full, then FlatWorld will be entitled to receive 50% of the remaining proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Line of Credit and 50% of the Designated Free Cash Flow until the FlatWorld Warrant Proceeds are paid in full.

Commencing on the closing, a finance charge of 5% per annum on the unpaid principal balance of the FlatWorld Additional Warrant Proceeds shall be added to the additional outstanding unpaid balance until such amount is paid in full. If any amount to be paid to FlatWorld for the FlatWorld Additional Warrant Proceeds is paid more than three days late, the finance charge will increase to 8% per annum. The finance charge is payable quarterly, in arrears, commencing on April 1, 2010. If the FlatWorld Additional Warrant Proceeds are not paid in full by the time that the Stern Note is paid in full then FlatWorld will be entitled to receive the remaining amount of FlatWorld Additional Warrant Proceeds from the remaining proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Line of Credit and the cash flow of DAL in monthly installments equal to the remaining unpaid amount of the FlatWorld Additional Warrant Proceeds, at the time the Stern Note is paid in full, divided by twelve.

•	Payment of Consulting Fees to FlatWorld.

DAL and FlatWorld, will also enter into an agreement (the “FlatWorld Services Agreement”) to provide ongoing consulting services to DAL for three years following the first anniversary after the closing of the acquisition (the “Management Services Term”). FlatWorld will be paid a monthly amount of $111,111.11 during the Management Services Term. In addition, DAL will pay FlatWorld a 2% acquisition fee based on the total enterprise value of any acquisition made by DAL post-closing for which FlatWorld has acted as a financial intermediary.

•	Payment of Expenses

In the event that the closing the acquisition occurs, DAL shall pay up to $400,000 of reasonable legal expenses incurred in the negotiation and execution of the Acquisition Agreement and the transactions contemplated thereby.

Obligations of DAL to Chardan Capital, LLC under the Acquisition Agreement.

DAL is obligated to pay to Chardan Capital, LLC, which is affiliated with Zhang Li, the Chairman of Chardan 2008, a consulting fee of $2,000,000 (the “Chardan Capital Fee”) out of the proceeds of Chardan 2008’s exercise of the DAL Warrants and Designated Free Cash Flow. The principal source of the funds to pay the Chardan Capital Fee will be approximately 5% of the proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Acquisition Debt. If the Post-Closing Cash is paid in full prior to the time that the Chardan Capital Fee is paid in full, then Chardan Capital, LLC will be entitled to receive 50% of the proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Line of Credit. If the Chardan Capital Fee is not paid in full by the six month anniversary of the closing, Chardan Capital LLC is also entitled to receive approximately 5% of DAL’s Designed Free Cash Flow until the Chardan Capital Fee is paid in full. If the Post-Closing Cash is paid in full prior to the time that the Chardan Capital Fee is paid in full, then Chardan Capital, LLC will be entitled to receive 50% of the remaining proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Line of Credit and 50% of the Designated Free Cash Flow until the Chardan Capital Fee is paid in full. In addition, DAL and Chardan Capital, LLC will enter into a management services agreement, effective as of January 1, 2011, which will call for Chardan Capital, LLC to provide certain management services to DAL in exchange for a $40,000 monthly fee.

Obligations of the Stern Contributors and the Existing Members under the Acquisition Agreement.

•	Contribution of the Assets of the Business

The Stern Contributors are obligated under the Acquisition Agreement to contribute all of the assets and business of PTA and DSI, as well as the DJS assets relating to the non-legal processing portion of its operations and certain liabilities, to wholly owned limited liability company subsidiaries, PTA LLC, DSI LLC and DJS LLC, which will be acquired by DAL.

•	Indemnification of Chardan 2008 by the Stern Contributors

The Stern Contributors will indemnify Chardan 2008, DAL and their respective parents, officers, directors, employees, affiliates, agents, successors and assigns against losses incurred that are based on breaches of covenants or agreements entered into in connection with the acquisition and misrepresentations or breaches of warranties made under the Acquisition Agreement, subject to a $500,000 basket and a $15,000,000 limit of liability. The indemnification obligations of the Stern Contributors are not subject to either the basket or the limit of liability if the loss results from breaches of certain restrictive covenants, misrepresentations or breaches of representations and warranties concerning particular matters such as authority and ownership of assets, taxes, employment matters, environmental matters, employee benefits or as a result of fraud or relating to liabilities not assumed by DAL. In addition, the Stern Contributors will indemnify Chardan 2008 against certain adverse tax consequences suffered by Chardan 2008 as a result of the structure of the acquisition and related transactions up to a limit of $8,500,000.

•	Indemnification of the Stern Contributors by Chardan 2008

Chardan 2008 will indemnify the Stern Contributors for losses based on misrepresentations or breaches of warranties or covenants made under the Acquisition Agreement, subject to a basket of $250,000 and a limit of $5,000,000. The basket and cap do not apply to certain specified misrepresentations or breaches of warranties or covenants by Chardan 2008, including those regarding capitalization, authority to enter into the transactions, brokerage fees owed, as a result of fraud or, post-closing, with respect to any of the liabilities assumed by Chardan

•	Indemnification of Chardan 2008, DAL and the Stern Contributors by the Existing Members, Gupta and Valenty

FlatWorld, Gupta and Valenty will indemnify Chardan 2008 and the Stern Contributors and their respective partners, officers, directors, employees, Affiliates, agents, successors and assigns for losses based on misrepresentations or breaches of a warranty or covenant by DAL, FlatWorld, Fortuna, Gupta or Valenty, subject to a $50,000 basket and a limit that is the lesser of (a) 55% of the after-tax cash proceeds received by FlatWorld as a result of the transactions contemplated by the Acquisition Agreement and (b) $1,500,000. The basket and limit do not apply to certain specified misrepresentations or breaches of warranty or covenants, including those related to the conduct of DAL’s business, taxes or as a result of fraud. Furthermore, with respect to Gupta and Valenty, any liability for indemnification shall be several and not joint and shall be shared pro rata in the ratio of 60% from Gupta and 40% from Valenty.

•	Indemnification of the Stern Contributors by DAL, DJS LLC, PTA LLC and DSI LL

Each of DAL, DJS LLC, PTA LLC and DSI LLC will indemnify the Stern Contributors against losses based on the breach of any covenant or other agreement on the part of any of DJS LLC, PTA LLC or DSI LLC under such entity’s respective contribution agreement, subject to a basket of $250,000.

•	Obligations of DJS under the Acquisition Agreement.

DJS will be obligated to enter into a twenty-five year services agreement (the “Services Agreement”) with DJS LLC, pursuant to which, among other things, DJS generally will be obligated to utilize DJS LLC as the provider for substantially all non-legal services required by DJS, to the extent that DJS LLC provides those services or comes to provide the services in exchange for fees already agreed upon by the parties to the Services Agreement. Under the terms of the Services Agreement, DJS LLC will be obligated to make payments to DJS for the first four years of the term of the Services Agreement, so that DJS does not have less than $2 million of EBITDA during each year, subject to certain adjustments and conditions in exchange for supervisory services performed by DJS personnel for DJS LLC. The amount of the payments made by DJS LLC to DJS under the Services Agreement, if any, are not yet known and are expected to vary.

Conditions to Closing

Under the terms of the Acquisition Agreement, there are conditions that must be met or waived before the transactions contemplated by the Acquisition Proposal can close, even if the Acquisition Proposal is approved by the Chardan 2008 shareholders. Those conditions include the following:

•	Shareholder Approval

Under Chardan 2008’s Amended and Restated Memorandum and Articles of Association, a majority of the shareholders holding Chardan 2008 ordinary shares must approve the Acquisition Proposal. However, notwithstanding adoption of the Acquisition Proposal, Chardan 2008 will proceed with the transactions contemplated by the Acquisition Proposal only if holders of less than 35% of the Public Shares both vote against the Acquisition Proposal and exercise their redemption rights. If 35% or more of Chardan 2008’s Public Shares both voted against the Acquisition Proposal and holders elect to exercise their redemption rights, Chardan 2008’s Board of Directors will abandon the Acquisition Proposal, notwithstanding approval by a majority of its shareholders. Each Chardan 2008 public shareholder has the right to vote against the Acquisition Proposal and elect to redeem his, her or its shares for their pro rata portion of the trust account, except that Chardan 2008’s initial shareholders have agreed to vote any Public Shares that they have come to own in favor of the Acquisition Proposal. As a result, they cannot demand redemption of their Public Shares. Promptly after obtaining approval from its shareholders to proceed with the Acquisition Proposal, the parties will consummate the transactions contemplated by the Acquisition Agreement (assuming all other conditions are met).

The holders of Chardan 2008 ordinary shares issued prior to its initial public offering, all of which are owned by Chardan 2008’s officers, directors and their affiliates, agreed to vote the 2,291,666 shares of Chardan 2008 ordinary shares owned by them, representing 25% of Chardan 2008’s currently outstanding ordinary shares, in accordance with the majority of the votes cast by holders of the Public Shares.

•	Stern Note

The Stern Note to be issued to the Stern Contributors by DAL at the closing of the transactions contemplated by the Acquisition Proposal shall not exceed the principal amount of $54,000,000. In the event that holders of a certain percentage of Chardan 2008’s Public Shares both vote against the Acquisition Proposal and elect to exercise their redemption rights, there may not be enough cash available to consummate the acquisition under the current terms unless the parties waive the requirement that the Stern Note not exceed the principal amount of $54,000,000.

Fairness Opinion

On December 10, 2009 Ladenburg Thalman rendered an opinion to Chardan 2008’s Board of Directors, based upon and subject to the matters stated in the opinion, that the consideration to be paid by Chardan 2008 for the majority interest in DAL that it will receive is fair from a financial point of view to Chardan 2008’s shareholders.

The full opinion is attached as Annex A to this proxy statement. Chardan 2008 encourages its shareholders to review the opinion carefully for a discussion of valuation methodology, procedures followed, assumptions made and factors considered in developing the opinion. A more detailed discussion of the fairness opinion can be found in the section of this proxy statement titled “Proposal to Acquire DAL.”

If the Transactions Contemplated by the Acquisition Agreement are not Consummated

If Chardan 2008 does not consummate the transactions contemplated by the Acquisition Proposal for any reason, it will continue to seek another target business until it is required to liquidate and dissolve pursuant to its Amended and Restated Memorandum and Articles of Association. As provided in its Amended and Restated Memorandum and Articles of Association, Chardan 2008 is required to consummate a business combination by February 11, 2011. Under its Amended and Restated Memorandum and Articles of Association as currently in effect, if Chardan 2008 does not acquire at least majority control of a target business by at latest February 11, 2011, Chardan 2008 will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets. See the risk factors in the section titled “Risks to Chardan 2008 Security Holders” of this proxy statement relating to risks associated with the dissolution of Chardan 2008.

The Acquisition Agreement and Related Documents

The Acquisition Agreement, the form of the proposed amendments to Chardan 2008’s Amended and Restated Memorandum and Articles of Association and the fairness opinion of Ladenburg Thalman are annexed to this proxy statement. We encourage you to read them in their entirety, as they are the key legal documents underlying the transactions contemplated by the Acquisition Proposal. They are also described in detail elsewhere in this proxy statement. The Acquisition Agreement and related Contribution and Membership Interest Purchase Agreement, which are attached as Annex C and Annex D, respectively.

Amendment and Restatement of the Amended and Restated Memorandum and Articles of Association

The Chardan 2008 Board of Directors has also determined that it is in Chardan 2008’s best interests to amend and restate its Amended and Restated Memorandum and Articles of Association to, among other things (i) change Chardan 2008’s name to DJSP Enterprises, Inc., (ii) remove provisions rendered extraneous by the consummation of the transactions contemplated by the Acquisition Proposal and (iii) designate 1,666,667 of its authorized shares of preferred shares as Series A Preferred Shares. The Series A Preferred Shares have a non-participating liquidation preference of $15.00 per share. In addition they vote on an as-converted basis with Chardan 2008 ordinary shares, participate in non-liquidating distributions with ordinary shares and are convertible at the option of the holder into ordinary shares on a one-for-one basis. A more complete description of the amendments to the Amended and Restated Memorandum and Articles of Association can be found in the section of this proxy statement titled “Proposal to Amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to Remove Restrictive Covenants”. The proposed Amended and Restated Memorandum and Articles of Association are attached to this proxy statement as Annex B.

The Equity Incentive Plan.

Under the terms of the Equity Incentive Plan, up to 1,570,000 Chardan 2008’s authorized ordinary shares will be reserved for issuance in accordance with its terms. Chardan 2008 currently anticipates that, shortly after the closing of the transactions contemplated by the Acquisition Proposal, its compensation committee will grant a number of awards which have not yet been determined to its directors and certain employees and consultants of DAL and its subsidiaries, including persons who are also employees of DJS. The purpose of the Equity Incentive Plan is to assist Chardan 2008 in attracting, retaining and providing incentives to its employees, directors and consultants, or the employees, directors and consultants of its subsidiaries, whose past, present and/or potential future contributions to Chardan 2008 have been, are or will be important to the success of Chardan 2008, and to align the interests of such persons with the interests of Chardan 2008’s shareholders. It is also designed to motivate employees and consultants and directors to contribute significantly toward Chardan 2008’s growth and profitability, and to provide incentives to Chardan 2008’s directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to Chardan 2008’s growth and profitability. The various types of incentive awards that may be issued under the Equity Incentive Plan will enable Chardan 2008 to respond to changes in compensation practices, tax laws, accounting rules and standards and the size and diversity of its business as it comes to exist in the future. Directors, employees and consultants of Chardan 2008 and its subsidiaries selected by Chardan 2008’s Board of Directors or its Compensation Committee including employees of DJS, will be eligible for awards under the Equity Incentive Plan.

We encourage you to read the plan in its entirety. A copy of the Equity Incentive Plan is attached as Annex E to this proxy statement.

Election of Directors

The Nominating Committee of the Chardan 2008 Board of Directors has nominated the following seven (7) persons for election to the Board of Directors at the Extraordinary General Meeting:

Class A Directors (initial term of one (1) year and subsequent terms of four (4) years)	Kumar Gursahaney Nicholas Adler
Class B Directors (initial term of two (2) years and subsequent terms of four (4) years)	Mark P. Harmon
Class C Director (initial term of three (3) years and subsequent term of four (4) years)	Matthew S. Kayton Juan V. Ruiz
Class D Director (initial and subsequent term of four (4) years)	David J. Stern Jerry Hutter

See biographical information for each of the nominees in the section entitled “Directors and Management.”

Management

Following the acquisition, the current members of the management of Target Business prior to its contribution to DAL will remain in place, as discussed below under the “Management” section.

Chardan 2008 Extraordinary Meeting

Date, Time and Place.  The extraordinary meeting of Chardan 2008’s shareholders will be held at 10:00 a.m., local time, on January 11, 2010 at the offices of Chardan 2008’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154.

Voting Power; Record Date.  You will be entitled to vote or direct votes to be cast at the extraordinary general meeting if you owned Chardan 2008 ordinary shares at the close of business on December 23, 2009, the record date for the extraordinary general meeting. You will have one vote for each ordinary share of Chardan 2008 you owned at that time. Warrants to purchase Chardan 2008 ordinary shares do not have voting rights.

Votes Required.  Under Chardan 2008’s Amended and Restated Memorandum and Articles of Association, approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. Approval of the Amendment Proposal, the Board of Director Proposal, and the Incentive Plan Proposal and the Name Change Proposal will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the Meeting, provided that there is a quorum. On December 23, 2009, there were 9,166,666 shares outstanding (including the 2,291,666 shares held by shareholders not purchased in Chardan 2008’s initial public offering). Each Chardan 2008 ordinary share entitles its holder to cast one vote per proposal.

Chardan 2008 will not be authorized to complete the Acquisition Proposal if the holders of 2,406,250 or more of the Public Shares are both voted against the Acquisition Proposal and they demand that Chardan 2008 redeem their shares in exchange for a pro rata portion of the trust account. In addition, none of the Acquisition Proposal, the Amendment Proposal, the Name Change Proposal and the Election of Directors will be given effect unless all of them are approved and given effect.

Abstaining from voting or not voting on the Acquisition Proposal (including broker non-votes), either in person or by proxy or voting instruction, will have the same effect on passage as a vote against it, since the vote to approve the Acquisition Proposal requires affirmative votes of holders of a majority of Chardan 2008’s outstanding ordinary shares. An abstention on the Acquisition Proposal will not count toward the 35% “against and redeeming” vote that would result in the acquisition’s abandonment, and if you abstain, you would be unable to exercise any redemption rights upon approval of the acquisition. To demand redemption, you must vote against the Acquisition Proposal and elect to redeem your shares.

Abstaining from voting or not voting on the Amendment Proposal, the Name Change Proposal the Election of Directors, the Incentive Plan Proposal and the Adjournment Proposal (including broker non-votes), either in person or by proxy or voting instruction, will have no effect on the vote to approve each such Proposal, since the vote to approve each of these Proposals requires the affirmative vote of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum. If the Acquisition Proposal is not approved, Chardan 2008’s Board of Directors will not go forward with the Acquisition Proposal, and the Election of Directors, the Amendment Proposal, Name Change Proposal and the Incentive Plan Proposal will not be given effect, even if approved. Even if the Acquisition Proposal is approved, it will be given effect only if the Election of Directors, the Name Change Proposal and the Amendment Proposal are also approved. The failure to approve the Incentive Plan Proposal will not affect any of the other Proposals.

Under British Virgin Islands law, no other business, general notice of which has not been given, may be transacted at the extraordinary general meeting.

Redemption Rights.  Under its Amended and Restated Memorandum and Articles of Association, a holder of Chardan 2008 Public Shares who votes against the Acquisition Proposal may demand that Chardan 2008 redeem his or her shares for cash, but such shareholder will only receive the redemption amount if the transactions contemplated by the Acquisition Proposal are subsequently consummated. This demand must be made in writing at the same time the shareholder votes against the Acquisition Proposal, on the form of proxy card used to vote against the Acquisition Proposal. If you so demand, and the Acquisition Proposal is approved and the transactions contemplated thereby are consummated, Chardan 2008 will redeem your shares into a pro rata portion of the trust account, net of taxes payable and up to $510,000 of interest earned on the trust account that has been released to Chardan 2008 through June 30, 2009 to fund its working capital and repay management loans, as of two business days prior to the consummation of the transactions contemplated by the Acquisition Proposal. You will be entitled to receive this cash only if you continue to hold your shares through the closing of the transactions contemplated by the Acquisition Proposal and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Chardan 2008’s transfer agent prior to the Meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the Acquisition Proposal is approved. Upon redemption of your shares, you will no longer own them. You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

If the Acquisition Proposal is not approved, Chardan 2008 intends to pursue another business combination. In such a case, Chardan 2008’s shareholders would not be entitled to redemption of their Public Shares. However, holders of Chardan 2008’s Public Shares would still be entitled to receive a pro rata portion of the trust account if no other business combination is approved within the time allowed, and Chardan 2008 subsequently liquidates.

Appraisal Rights.  If a Chardan 2008 shareholder votes against the Acquisition Proposal and the acquisition is consummated, such shareholder has dissenter’s rights pursuant to the BVI Business Companies Act (the “Act”). Section 179 of the Act allows a member of a company to dissent from certain transactions and receive payment for the fair value of his or her shares. In order to receive fair value, the dissenting shareholder must give written notice of dissent and a demand of payment for the ordinary shares held by such shareholder prior to the vote to approve Acquisition Proposal. Once the acquisition is consummated and the dissenter confirms his or her demand for fair value, Chardan 2008 must make a fair value offer to purchase such dissenters’ shares. If the dissenting shareholder and Chardan 2008 disagree on the price, Chardan 2008 and the dissenting shareholder will participate in the following appraisal process: (i) Chardan 2008 and the dissenter each select an appraiser, (ii) the two appraisers select a third appraiser, (iii) the appraisers determine a fair value for the Chardan 2008’s ordinary shares on the day prior to the transaction, and (iv) the resulting price is binding on both Chardan 2008 and the dissenting member.

Rescission Rights.  Because Chardan 2008’s IPO prospectus indicated that Chardan 2008 could only acquire a target business that did business in China, each holder of Public Shares and public warrants at the time of the merger who purchased his Public Shares in the IPO and who has not converted his shares into cash may have securities law claims against Chardan 2008 for rescission (under which a successful claimant has the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities) or damages (compensation for loss on an investment caused by alleged material misrepresentations or omissions in the sale of a security).

In general, a person who purchased shares or warrants pursuant to a defective prospectus or other representation must make a claim for rescission within the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence.

Even if you do not pursue such claims, others, who may include all holders of ordinary shares, may. Chardan 2008 cannot predict whether shareholders will bring such claims, how many might bring them or the extent to which they might be successful.

Proxies; Board Solicitation.  Your proxy is being solicited by the Chardan 2008 Board of Directors on each Proposal being presented to shareholders at the extraordinary general meeting. Proxies may be solicited in person or by mail, telephone or other electronic means. In addition, Chardan 2008 has hired Advantage Proxy to assist it in soliciting proxies for the meeting of shareholders. Chardan 2008 is paying Advantage Proxy approximately $15,000 for its services, plus reasonable expenses.

If you grant a proxy, you may still vote your shares in person if you revoke your proxy before the extraordinary general meeting.

Significant Shareholdings.  The holdings of Chardan 2008’s directors and significant shareholders are detailed in “Beneficial Ownership of Securities.”

Chardan 2008’s Recommendation; Interests of Chardan 2008’s Management

After careful consideration, Chardan 2008’s Board of Directors has determined that the Acquisition Proposal and the other Proposals that will be presented at the Meeting are fair to, and in the best interests of, Chardan 2008 and its shareholders. The Board of Directors has approved and declared advisable each and all of the Proposals and recommends that you vote or direct that your vote be cast “FOR” the adoption of each.

When you consider the recommendation of the Chardan 2008 Board of Directors, you should keep in mind that the members of the Board of Directors have certain interests in the Acquisition Proposal that are different from, or in addition to, yours. These interests include the following:

•	If the transactions contemplated by the Acquisition Proposal are not completed, and Chardan 2008 is subsequently required to liquidate, the shares owned by Chardan 2008’s initial shareholders, which consist entirely of its officers, directors and their affiliates, will be worthless, because the shares will no longer have any value and the initial shareholders are not entitled to liquidation distributions from Chardan 2008 on the initial shares.
•	Certain of Chardan 2008’s officers and directors agreed to indemnify Chardan 2008 for debts and obligations to potential target businesses or other persons for services rendered or contracted for or products sold to Chardan 2008, but only to the extent necessary to ensure that the payment of those liabilities does not reduce funds in the trust account. If the transactions contemplated by the Acquisition Proposal are consummated, these officers and directors will not have to perform their indemnity obligation. However, if the transactions contemplated by the Acquisition Proposal are not consummated, and Chardan 2008 is not able to find and consummate a transaction with another target, these officers and directors could be liable for any claims against the trust account by vendors who did not sign waivers. As of December 28, 2009, Chardan 2008 believes that Chardan 2008’s officers and directors do not have any risk of being required to provide indemnification, since all persons who have entered into agreements with Chardan 2008 have either been paid in full (or will be paid in accordance with Chardan 2008’s past practices), waived their right to assert claims against Chardan 2008’s trust account or are not entitled to be paid unless the acquisition is completed.
•	All rights of Chardan 2008’s officers and directors to be indemnified by Chardan 2008, and of Chardan 2008’s directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the closing of the transactions contemplated by the Acquisition Proposal, pursuant to provisions in Chardan 2008’s Amended and Restated Memorandum and Articles of Association. However, if the Acquisition Proposal is not approved and Chardan 2008 subsequently liquidates, its ability to perform its obligations under those provisions will be substantially impaired, since it will cease to exist. If the acquisition is ultimately completed, Chardan 2008’s ability to perform such obligations will be substantially enhanced. Those factors could affect the exercise of judgment by the Chardan 2008 officers and directors who are obligated under the indemnification agreement.
•	Chardan Capital, LLC, an affiliate of Chardan 2008’s chairman, Zhang Li, will be entitled to receive the $2 million Chardan Capital Fee if the acquisition closes, to be paid as set forth in the section entitled “Obligations of DAL to Chardan Capital, LLC under the Acquisition Agreement”. Beginning in January 2011, Chardan Capital, LLC will also receive $40,000 per month under a management consulting agreement with DAL. Mr. Zhang would derive a direct benefit from the payment of those fees. You should consider whether that benefit to Chardan Capital, LLC, may have affected Mr. Zhang’s judgment in voting to recommend approval of the Acquisition Proposal.
•	Chardan Capital Markets, LLC, an affiliate of our CEO, Kerry S. Propper, will receive a commission of $500,000 if the Private Placement occurs. One half of this commission will be paid at the closing of the Private Placement and one half will be paid in accordance with the terms of the Chardan Capital Markets Note. Mr. Propper will receive a benefit from payment of that commission, but only if the Acquisition Proposal is consummated. You should consider whether that benefit to Chardan Capital Markets may have affected Mr. Propper’s judgment in voting to recommend approval of the acquisition.

Certain U.S. Federal Income Tax Consequences

For a discussion of certain U.S. federal income tax consequences of the Initial Contribution and of owning and disposing of ordinary shares and warrants in Chardan 2008 after the acquisition, see “Material United States Federal Income Tax Considerations,” below.

Quotation/Listing

Chardan 2008’s ordinary shares (CACA), warrants (CACAW) and units (CACAU) are quoted on the NASDAQ exchange.

Accounting Treatment for the Acquisition

Management determined that the weight of the factors favored treating the Target Business as the accounting acquirer. As a result, the historical financial statements of Chardan 2008 will be those of the Target Business. In determining the accounting treatment for this transaction, we considered, among other things, the guidance in the Business Combinations Topic of the FASB Accounting Standards Codification (ASC) to identify the accounting acquirer.

Three of the five factors in the Business Combinations Topic of the ASC favor treating the Target Business as the accounting acquirer:

•	The management of the Target Business will be the senior management of Chardan 2008 and the Target Business following the closing of the acquisition.
•	The Stern Contributors will have designated the majority (4 out of 7) directors of Chardan 2008 if the acquisition closes.

•	The Stern Contributors will potentially have a significant ownership interest in Chardan 2008 (approximately 20% and perhaps higher) should they exchange their DAL ownership interests for corresponding Chardan 2008 equity interests, which would represent the largest single block of Chardan 2008 ownership interests.

A fourth factor, that Chardan 2008 will own 71% of DAL (which owns 100% of the Target Business), favors treating Chardan 2008 as the accounting acquirer. However, management believes that the weight of the last factor is diminished by the fact that the senior management of the Target Business will control the management and Board of Directors of Chardan 2008 and thus control DAL on behalf of Chardan 2008.

The last factor for consideration in the Business Combination Topic of the ASC is the terms of the exchange of equity interests, which favors neither Chardan 2008 nor the Target Business as the accounting acquirer. While it is usually the case in a reverse acquisition that the legal acquirer exchanges its stock for stock of the legal acquiree, in this case Chardan 2008 is acquiring its interest in DAL in exchange principally for cash. However, all of the equity interests in DAL to be held by someone other than Chardan 2008 (Stern Contributors and Existing Members) as a result of the transaction are all exchangeable for Chardan 2008 equity interests commencing a year after the transaction closes. The value of those interests represents a significant part of the consideration being received by Existing Members and the Stern Contributors, which was considered to render this factor neutral in the determination. It is unclear at this point as to which entity (Target Business or Chardan 2008) is paying a premium over fair value for their respective interests in the other entity.

Although management determined that the weight of the factors favored treating the Target Business as the accounting acquirer, there is no bright line test in the Business Combination Topic of the ASC, and such a determination necessarily involved the exercise of judgment in a complex area of accounting in connection with a structure that is, in some respects, atypical. As a result, it is possible that reasonable people could reach a different conclusion from that of Chardan 2008’s management on this accounting treatment.

Should this accounting treatment be challenged by regulators at some future time, it is possible that Chardan 2008 would be required to adopt a different accounting treatment. Should that occur, it could result in a restatement of Chardan 2008’s financial statements. For example, if it were determined that either DAL or Chardan 2008 is the accounting acquirer, Chardan 2008 would have to record the acquired assets and liabilities of the Target Business at fair value. This could result in increased future amortization and depreciation charges for certain assets with fair values in excess of their carrying values at the acquisition date, which would reduce the profits of Chardan 2008 as reported in its financial statements.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement, before you decide whether to vote or direct your vote to be cast to approve the Acquisition Proposal.

Risks Related to the Target Business

David J. Stern, who will upon the closing of the transactions contemplated by the Acquisition Proposal be the President and Chief Executive Officer of DAL, is also the sole owner of DJS, which will be DJS LLC’s primary law firm customer, and may, under certain circumstances, have interests that differ from or conflict with the interests of Chardan 2008 shareholders.

David J. Stern, who will upon the closing of the transactions contemplated by the Acquisition Agreement be DAL’s President and Chief Executive Officer, is the sole shareholder of DJS, which will be DJS LLC’s primary law firm customer; DJS LLC will, in turn, be owned by DAL. As a result of this relationship with both DAL and DJS, Mr. Stern may encounter conflicts of interest in the execution of his duties on behalf of DAL. These conflicts may not be resolved in a manner favorable to DAL. For example, he may be precluded by his ethical obligations as an attorney or may otherwise be reluctant to take actions on behalf of DAL that are in its best interests but are not in the best interests of DJS, his law firm, or its clients. Further, as a licensed attorney, he may be obligated to take actions on behalf of DJS or its clients that are not in DAL’s best interests. Mr. Stern has other direct and indirect relationships with DAL that could cause similar conflicts including as the largest creditor for DAL. See “Related Party Transactions and Policies — David J. Stern” in this proxy statement and Note 2 to the Target Business’ consolidated financial statements for a description of these relationships.

David J. Stern plays a critical role in the success of both DJS and the Target Business. Should Mr. Stern become incapacitated or die, it is likely that the Target Business’ business and results would be adversely affected to a significant degree.

Although both DJS and the Target Business have substantial management teams that are capable and experienced, the majority of the client relationships of DJS and the customer relationships of the Target Business were established and continue to be managed by Mr. Stern. Mr. Stern will enter into a long-term employment agreement that will obligate him to manage the Target Business for at least five years. However, should Mr. Stern become unable to perform his duties or die, it is possible that the client relationships of DJS, and therefore the volume of referrals that the Target Business receives from DJS, would suffer, materially reducing the Target Business’ revenues and profitability.

If the Election of Directors is approved, Mr. Stern will have recommended four members of the Board, which may make it difficult or impossible to remove him as CEO of DAL, even if that were considered desirable.

Chardan 2008 has agreed to have Mr. Stern propose four of seven directors for election by Chardan 2008 shareholders, with the Existing Members having the right to propose one director. In the event that Mr. Stern does not diligently and faithfully discharge his responsibilities as CEO of DAL, the fact that he chose four of the directors of Chardan 2008 may make taking disciplinary action against him difficult, if not impossible, notwithstanding that all of the directors will have fiduciary duties to Chardan 2008’s shareholders to do so. In such a case, the only recourse available to Chardan 2008’s shareholders may be to bring an action against the directors for breach of their fiduciary duty, but as with any litigation, it can be costly, time-consuming and drawn out, and there is no assurance that it will succeed.

If the number of case files referred to DJS LLC by DJS, which will be its principal foreclosure processing service law firm client after the closing of the transactions contemplated by the Acquisition Proposal, do not increase, the Target Business’ operating results and ability to execute its growth strategy could be adversely affected.

Upon the closing of the transactions contemplated by the Acquisition Proposal, DJS LLC will have just one law firm customer in Florida, i.e., DJS. Each foreclosure, bankruptcy, eviction, litigation, and other mortgage default related case file referred to DJS will typically have a fixed fee associated with it that is based on a schedule established by government sponsored entities, such as Freddie Mac and Fannie Mae. DJS LLC will be paid a fixed fee by DJS for the services it renders to DJS. Therefore, the success of the Target Business’ mortgage default processing services business is tied to the number of these case files that DJS receives from its mortgage lending and mortgage loan servicing firm clients and DJS LLC’s and DAL’s ability to control costs. There is little or no opportunity for DJS LLC to increase revenues on a per file basis unless the fee schedule that DJS has with its clients is adjusted upward. Such upward adjustments may or may not keep pace with increases in DJS LLC’s costs. Because DJS receives a fixed fee from its client, it has limited financial ability to pay increased fees to DJS LLC. As a result, if the number of referrals that the Target Business receives through DJS decreases, it would likely result in a decrease in revenues and profits for DJS LLC.

The majority of file referrals to DJS come from fewer than a dozen lenders and loan servicing firms. If DJS were to lose any of these sources of business, in whole or in part, it would adversely affect DAL’s financial performance.

In 2008, the top ten clients for DJS, on an aggregate basis, accounted for 94% of its case files referred to DJS for mortgage default and other processing services; and its largest single customer, accounted for 21% of DJS’ total foreclosure file volumes for the same period. The Target Business’ operating results and ability to execute its growth strategy could be adversely affected if (i) its current law firm customer, DJS, loses business from these clients; (ii) these clients are affected by changes in the market and industry or other factors that render them unable to pay for the services we have rendered; or (iii) our law firm customer is unable to attract additional business from current or new clients for any reason, including any of the following: a decline in the quality of legal services provided, the loss of key attorneys (such as David J. Stern, who has developed and maintains a substantial amount of DJS’s client relationships), the desire of the law firm’s clients to allocate files to other firms or among a larger number of firms, decreasing the share received by DJS, or the customers experience a decrease in the number of residential mortgage foreclosure actions that they initiate in Florida, our principal market, whether due to business considerations or governmental action impeding foreclosures. The reduction in work received from DJS or the inability or failure of DJS to pay DJS LLC as a result of any one or more of these factors could materially reduce DAL’s cash flow, revenues and profits. Please refer to the risk factors below for more information about governmental or other voluntary action on the part of the clients of DJS that could negatively affect DJS LLC and in turn negatively affect DAL.

DJS LLC could lose its law firm customer if we materially breach our Services Agreement.

Under the terms of the Services Agreement, DJS has the right to terminate the Services Agreement in the event we breach the terms of that agreement. DJS may have an ethical duty to take such action if DJS LLC does not provide services of a quality necessary for DJS to properly serve its clients. In addition, under the Services Agreement, if one of DJS’ clients require DJS not to use DJS LLC to provide services for their accounts, DJS may provide those services itself or use another party to do so. In the event of the occurrence of any of these events, our revenues and earnings could be materially adversely affected.

Regulation of the legal profession may constrain DJS LLC’s, PTA LLC’s and DSI LLC’s s operations, and numerous issues arising out of that regulation, its interpretation or evolution could impair the Target Business’ ability to provide professional services to customers and reduce revenues and profitability.

Each state has laws, regulations and codes of professional responsibility that govern the conduct and obligations of attorneys to their clients and the courts. Adherence to those codes of professional responsibility are a requirement to retaining a license to practice law in the licensing jurisdiction. The boundaries of the “practice of law,” however, can be indistinct, vary from one state to another and are the product of complex interactions among state law, bar association standards and constitutional law as formulated by the U.S.

Supreme Court. Many states define the practice of law to include the giving of advice and opinions regarding another person’s legal rights, the preparation of legal documents or the preparation of court documents for another person. Although we are not aware of any ruling or interpretation of laws, regulations or other applicable standards that would result in the operations that DJS LLC will perform being considered the practice of law, we cannot say with certainty that no existing law, regulation or standard will be interpreted to produce that result, or that a new law, regulation or standard leading to that result will not be adopted in the future. In addition, all states and the American Bar Association prohibit attorneys from sharing fees for legal services with non-attorneys, so that if any aspect of the Target Business is deemed to constitute the practice of law, it would not be possible for DJS LLC, PTA LLC or DSI LLC to perform those services.

DJS LLC’s principal business activity involves providing foreclosure processing services, usually in connection with legal proceedings, such as foreclosure actions. Current laws, regulations and codes of professional responsibility governing the practice of law pose the following principal risks to DJS LLC’s business:

•	State or local bar associations, state or local prosecutors or other persons may claim that some portion of the services that DJS LLC provides constitute the unauthorized practice of law. Any such challenge could have a disruptive effect on the operations of the Target Business, including the diversion of significant time and attention of the Target Business’ senior management in order to respond. DJS LLC, PTA LLC, DSI LLC or DAL may also incur significant expenses in connection with such a challenge, including substantial fees for attorneys and other professional advisors. If a challenge to the legitimacy of DJS LLC’s or another Target Business’ operations were successful, the service operations may need to be modified in a manner that could adversely affect the Target Business’ and DAL’s revenues and profitability, the Target Businesses and DAL could be subject to a range of penalties and suffer damage to the Target Business’ reputation; and
•	The Services Agreement to which DJS LLC is a party could be deemed to be unenforceable, in whole or in part, if a court were to determine that such agreements constitute an impermissible fee sharing arrangement between the law firm customer and DJS LLC.

In addition, applicable laws, regulations and codes of professional responsibility, including their interpretation and enforcement, could change in a manner that restricts DJS LLC’s operations. Any such change in laws, policies or practices could increase our cost of doing business or adversely affect our revenues and profitability.

Failure to customize the proprietary case management software systems that we will acquire at the closing of the transactions contemplated by the Acquisition Proposal, so that it can be used to serve additional law firm customers both in Florida and in new jurisdictions, could adversely affect the growth prospects of our mortgage default processing service business.

The Target Business will rely heavily on a proprietary case management software system, which stores, manages and reports on the large amount of data associated with each foreclosure, bankruptcy, REO liquidation or eviction case file the Target Business will process, to achieve a high level of efficiency, accuracy and customer service. The system was initially developed for use in the State of Florida, and it is adapted specifically to the procedural requirements of that jurisdiction. We intend to expand the Target Business beyond Florida, and in order to do so profitably, we will need to modify our system to accommodate the specific procedural and legal requirements associated with those additional jurisdictions. While DJS modified the system for use in foreclosures processed in Puerto Rico, whether the system can be modified to conform to other jurisdictions at an acceptable cost is unknown. That will depend on how significant the needed changes are and whether we can develop a volume of business in those jurisdictions that will justify the cost of making them.

We may decide to enter into a service agreement with customers in other jurisdictions prior to modifying our software systems, based on a judgment that we can do so in a timely, effective and efficient manner to fulfill our contractual obligations. It is possible that our judgment will turn out to be incorrect, notwithstanding that it was made in good faith, in which case we could find that we are unable to provide the services that we agreed to provide or that we are unable to do so profitably. If we are unable to provide the agreed upon services in a timely and effective way, the harm to our business reputation may adversely affect our business in Florida or in other markets that we seek to enter, both reducing our revenues and profits from those other jurisdictions and making future expansion more difficult.

In addition, Florida is a “judicial” foreclosure state, which means that the foreclosure process is overseen at each step by a judge in a court of law. The processing services required, and the fees generated as a result, in a judicial state are significantly greater than those in a non-judicial state, which has minimal, if any, proceedings in a court of law in processing a foreclosure. If we choose to market our services in a non-judicial state, the revenue per file will be substantially less that we are currently generating in Florida, and that decreased revenue per file may prove not to be sufficient to justify the expense of modifying our software systems to expand our business into those jurisdictions.

Claims, even if not valid, that the case management software system that we will acquire at the closing of the transactions contemplated by the Acquisition Proposal or other proprietary software products and information systems infringe on the intellectual property rights of others could increase our expenses or inhibit the Target Business from offering certain services.

Other persons could claim that they have patents and other intellectual property rights that cover or affect our use of software products and other components of information systems on which we will rely to operate the Target Business, including the proprietary case management software system that we are acquiring to upon the closing of the transactions contemplated by the Acquisition Proposal that we will use to provide mortgage default processing services. Litigation may be necessary to determine the validity and scope of third-party rights or to defend against claims of infringement. Any litigation, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the Target Business. If a court determines that one or more of the software products or other components of information systems used infringe on intellectual property owned by others or we agree to settle such a dispute, we may be liable for money damages. In addition, we may be required to cease using those products and components unless we obtain licenses from the owners of the intellectual property or redesign those products and components in such a way as to avoid infringement. In any event, such situations may increase our expenses or adversely affect our ability to provide services.

We are subject to risks relating to litigation due to the nature of our products and service offerings.

The Target Business may, from time to time, be subject to or be named as a party in legal proceedings in the ordinary course of its mortgage default processing business. It could incur significant legal expenses and management’s attention may be diverted from operations in defending against and resolving lawsuits or claims. An adverse resolution of any future lawsuits or claims against the Target Business could result in a negative perception of the Target Business and cause the market price of Chardan 2008’s ordinary shares to decline or otherwise have an adverse effect on its operating results and growth prospects.

Risks Relating to the Mortgage Foreclosure Industry

State and federal regulation and limitation of lenders’ ability to pursue foreclosure actions, along with voluntary foreclosure relief programs developed by lenders, loan servicers and the Hope Now Alliance, a consortium that includes loan servicers, may have an adverse effect on the volume of the Target Business’ mortgage default processing services and public notice operations.

The prevalence of sub-prime, Alternative A paper mortgage and other non-traditional mortgage products, rising unemployment and the increasing number of defaults and delinquencies in connection with those and other mortgages have led to the adoption of governmental regulations that incentivize lenders and loan servicers not to pursue, or restrict the ability of lenders and loan servicers to pursue, foreclosure against defaulting mortgagors. While the effects of these regulations to date has not been substantial, if new or more stringent regulations are enacted, the clients of DJS would likely be subject to these regulations, and it could adversely affect the number of mortgage default files that DJS receives from its clients and can then refer to the Target Business for processing. Similarly, these new or more stringent regulations could impose new requirements on the processing of foreclosures, which could adversely affect when foreclosure referrals are sent to DJS LLC for processing. In the past year, the federal government has enacted the Housing and Economic Recovery Act of 2008, which contains reforms intended to reduce the volume of mortgages in foreclosure, including the development of a refinance program for homeowners with sub-prime loans. This refinance program took effect on October 1, 2008. In September 2008, the government also enacted the Economic Emergency Stabilization Act, which provides funding to purchase troubled assets from financial institutions.

Most recently, the new administration announced the Homeowner Affordability and Stability Plan, an attempt to address the continuing rise in mortgage delinquencies and mortgage defaults. Under this plan, the federal government set forth detailed requirements for the “Making Home Affordable” program, which offers qualified homeowners with a loan-to-value ratio above 80% the opportunity to apply for mortgage refinancing at lower interest rates. The “Making Home Affordable” program also announced loan modification guidelines that are expected to become standard industry practice in pursuing affordable and sustainable mortgage modifications. The loan modification program guidelines are expected to work in tandem with an expanded Hope for Homeowners program. If this legislation or any other bills being considered, including the proposed bankruptcy legislation that would allow bankruptcy judges in Chapter 13 cases to revise the terms of a mortgage on a primary residence, are successful, they will likely reduce the number of mortgages going into default and, thus, the number of mortgage default files that DJS or other customers refer to DJS LLC for processing. If either of these occurs, it could have a negative impact on our earnings and growth.

Furthermore, a number of lenders and loan servicers, including clients of DJS, are focusing greater attention on loss mitigation, loan modifications and similar efforts which may delay or prevent foreclosures. For example, programs have been announced to manage certain delinquent loans that banks hold in a manner that will attempt to avoid foreclosure. To the extent that lenders, loan servicers and others over whom we have no control, voluntarily, or are required to, continue these efforts, the number of files referred to DJS for mortgage default processing, and the number of foreclosure files referred to DJS LLC, could decline, which would have a negative impact on the Target Business’ revenue and earnings. You should also refer to “Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments — Regulatory Environment” later in this proxy statement for more information about regulatory and similar changes that could affect the volume of referrals we receive for our mortgage default processing services.

Changes in court practices or procedures may affect the filing and service requirements for case filings or may reduce or eliminate the amount of case filings, either of which could adversely affect the Target Business revenues, profitability and growth opportunities or adversely restrict its operations.

Florida and other jurisdictions are facing unprecedented levels of foreclosure activity in recent years, which has led to a substantial burden on the court systems in those states. It is possible that those jurisdictions, in order to relieve that burden and eliminate what has become a growing backlog of cases, will adopt modifications to their foreclosure proceedings in order to streamline them. Should they do so, it could reduce the amount of fees that DJS LLC receives per file, thus leading to a reduction in our revenues and profits, even if foreclosure volumes remain constant or even increase.

If “judicial” foreclosure states adopted “non-judicial” procedures for filing foreclosures, mortgage foreclosure processing firms operating in “judicial” states would be materially and adversely affected. “Judicial” foreclosure states require foreclosures to follow a set of rules, compliance with which is overseen by a judge in a court of law. The level of processing fees associated with a foreclosure in a judicial state is significantly greater than would be expected in a non-judicial state. Should Florida (or another judicial state in which the Target Business comes to operate) choose to adopt a non-judicial mortgage foreclosure process in order to expedite the processing of foreclosures, it would result in a substantial reduction in the revenues derived from that jurisdiction, with an accompanying reduction in profits.

Risks Relating to the Acquisition Proposal

Mr. Stern will receive a significant amount of cash consideration in connection with the transactions contemplated by the Acquisition Agreement, which may reduce his incentive to devote his full efforts to continue to develop and expand the business of DJS and the Target Business.

Under the terms of the Acquisition Agreement, Mr. Stern and his affiliates will receive approximately $58.5 million in Initial Cash in exchange for contributing the Target Business to DAL, plus another approximately $88 million in the Stern Note and Post-Closing Cash. Those amounts will be paid to the Stern

Contributors regardless of how the Target Business performs. Although he will also have a substantial equity stake in DAL, which will give him an incentive to improve the Target Business, there can be no assurance that he will do so, or that his efforts to do so, however diligent, will succeed.

The combined company’s available cash could be reduced if Chardan 2008 shareholders exercise their redemption rights, requiring increased borrowings at closing of the transactions contemplated by the Acquisition Proposal to pay the closing consideration or if such borrowings are not available, an increase in the Stern Note or an inability to close the transaction.

Pursuant to Chardan 2008’s Memorandum and Articles of Association, holders of shares purchased in Chardan 2008’s initial public offering may vote against the Acquisition Proposal and demand that Chardan 2008 redeem their shares for pro rata portions of the trust account, net of taxes payable and up to $510,000 of interest earned on the trust account that has been released to Chardan 2008 through June 30, 2009 to fund its working capital and repay management loans, as of the record date. Chardan 2008 will not consummate the transactions contemplated by the Acquisition Agreement if holders of 2,406,250 or more Public Shares exercise these redemption rights. To the extent that the acquisition is consummated and some of the holders of the Public Shares have demanded to redeem their shares, there will be a corresponding reduction in the number of membership units of DAL owned by Chardan 2008 and a larger reduction in the amount of funds available to the DAL for payment of the Initial Cash. As of December 23, 2009, the record date, assuming the Acquisition Proposal is approved, and holders of 35% of the Public Shares exercise their redemption rights (the maximum number of redemption rights that could be exercised without terminating the Acquisition Proposal), the maximum amount of funds that could be disbursed to the holders of the Public Shares upon the exercise of their redemption rights is approximately $18.99 million, which would leave approximately $35.3 million to use for the Initial Cash. Any such shortfall in cash will have to be provided by increased borrowings by DAL, including increased borrowings from the Stern Contributors. Additional debt financing from third parties for this purpose is not likely to be available. If DAL is forced to increase its borrowings to close the acquisition, it may decrease the value of Chardan 2008’s shares, as the terms of such loans may not be advantageous. In addition, the Stern Contributors may elect not to consummate the transactions contemplated by the Acquisition Agreement if the Stern Note would exceed $54,000,000.

The working capital provided by Chardan 2008’s contribution may not be sufficient to meet the Target Business’ short-term operational needs.

Historically, DJS has been required to advance filing fees of approximately $350 on behalf of the customer when filing a new foreclosure case in Florida. Beginning June 2009, Florida raised the filing fees significantly creating a short-term demand on DJS’s cash resources as DJS agreed to advance approximately $1,900 per each new foreclosure file. Currently, DJS advances the filing fee of $1,900 for each file and bills its clients for full amount of such fee. After the closing of the acquisition, DJS LLC will advance the filing fee on behalf of DJS’s clients. Although, the Target Business will receive reimbursement of those fees, that reimbursement may not occur for as long as two months after they are paid. Given that DJS currently receives more than 6,000 referrals per month, on average, and such volumes could increase, these additional fees could increase DJS LLC’s cash needs, which could leave DJS LLC without sufficient financial resources to operate its business if it is unable to secure the needed financing.

Upon the closing of the transactions contemplated by the Acquisition Agreement, the Target Business is expected to have, from operations and a new line of credit, that amount of working capital deemed sufficient to fund the ongoing operations of the Target Business. However, if additional debt financing is required because of redemptions of shares held by Chardan 2008’s shareholders, the line of credit lender may not be willing to provide the line.

The acquisition may not be treated as a reverse recapitalization, resulting in adverse consequences to Chardan 2008’s financial statements.

In this proxy statement, the acquisition is being accounted for as a reverse recapitalization of the Target Business. However, this accounting treatment is dependent on a number of factors that Chardan 2008 believes result in this transaction being considered a reverse recapitalization that may be subsequently determined to have been improperly considered by management or outweighed by other factors. If Chardan 2008’s auditors or the SEC determined that the acquisition were not a reverse recapitalization, Chardan 2008’s financial results could be significantly impacted because Chardan 2008 would have increased future amortization and depreciation charges for certain assets acquired in the acquisition with fair values in excess of their carrying values, which could reduce the profits of Chardan 2008.

If any funds held in Chardan 2008’s trust account are used to purchase ordinary shares of Chardan 2008 from holders who would have otherwise voted against the transaction, holders of the Public Shares may be entitled to rescission rights.

As a result of pressures in the equity markets dating back to the summer of 2007, many “blank check” companies such as Chardan 2008 have entered into arrangements to buy back from shareholders the shares that would otherwise vote against the Acquisition Proposal and seek redemption of their shares. This has the effect of converting shares that would otherwise have voted against the Acquisition Proposal into “yes” votes, allowing the transactions contemplated by the Acquisition Proposal to proceed. However, Chardan 2008’s initial public offering prospectus did not disclose that funds in the trust account might be used to purchase ordinary shares from holders thereof who have indicated their intention to vote against the acquisition and convert their shares into cash. Consequently, such use of the funds in the trust account might be grounds for a holder of the Public Shares to seek rescission of the purchase of those shares. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of the shares caused by the action that departed from the terms of the prospectus, together with interest, while retaining the shares, or simply to recover the amount that they had paid for their shares.

Purchasers of Chardan 2008 shares may also be entitled to rescission on the grounds that the Acquisition Proposal does not involve a company whose principal operations are in China.

In the prospectus that Chardan 2008 used to consummate its initial public offering, Chardan 2008 stated that it intended to enter into a business combination with a company whose principal operations are in China. Although the management of Chardan 2008 considered a business combination with a number of companies that met that description, it determined that the Acquisition Proposal was an alternative that was more beneficial to Chardan 2008’s shareholders than any of the China-based opportunities. However, as a result of this change in strategy, the holders of the Public Shares who acquired them before we announced the intention to engage in the acquisition may have a right to rescind their purchase, including a right to receive the difference between the value of the shares that they hold and the value that the shares would have had if Chardan 2008 had entered into a business combination with a company based in China.

The outstanding Chardan Warrants could decrease the Chardan 2008 share price.

If outstanding warrants are called or exercised, the underlying ordinary shares will be eligible for future resale in the public market. “Market overhang” from the warrants may cause investors to assume that there will be additional ordinary shares of Chardan 2008 outstanding that were purchased at the warrant exercise price that will likely be below the then current Chardan 2008 share price. That possibility could reduce the market price of Chardan 2008’s ordinary shares, even prior to a call of the warrants.

Chardan 2008 has 11,166,666 warrants outstanding which were issued prior to and in connection with Chardan 2008’s initial public offering exercisable at a price of $5.00 per share. Those warrants will become exercisable after consummation of the acquisition, and 6,875,000 of them (the “Public Warrants”) will be callable at a price of $0.01 per warrant and upon thirty (30) days’ notice if the closing Chardan 2008 share price equals or exceeds $10 for 20 out of 30 consecutive trading days. The shares underlying these 6,875,000 warrants have been registered pursuant to the Chardan 2008 F-1 registration statement. In the event that the Public Warrants are called, all or nearly all of them are likely to be exercised. Another 2,291,666 warrants are not subject to a call, but they may be exercised at any time after the acquisition is completed, although it is unlikely that they will be exercised until released from escrow on the first anniversary of the closing. If they are exercised or called, a substantial number of additional Chardan 2008 ordinary shares will be eligible for resale in the public market. Those additional shares will have been purchased at a price of $5.00, and as a result the exercise or the prospect of the exercise or call of these warrants may reduce the market price at which the ordinary shares of Chardan 2008 trade.

Immediately prior to the consummation of its initial public offering, Chardan 2008 issued 2,000,000 warrants at a price of $0.50 to the management of Chardan 2008 and their affiliates (the “Private Placement Warrants”). The Private Placement Warrants were issued on terms equivalent to those of the Public Warrants, except that (i) the Private Placement Warrants are not callable; and (ii) the Private Placement Warrants contain a “cashless” or “net” exercise provision, which allows the holders of the Private Placement Warrants to exercise them by receiving a reduced amount of Chardan 2008 shares compared to a “cash” exercise of the warrants, in exchange for not having to pay the $5.00 exercise price. The exact terms of the cashless exercise will depend on the share price of Chardan 2008 shares. The shares underlying the Private Placement Warrants were also registered pursuant to Chardan 2008’s F-1 registration statement, and the prospect that those warrants may be exercised for $5.00 may reduce the market price at which the ordinary shares of Chardan 2008 trade.

In order to generate additional cash for payment of the Stern Note, certain of the holders of the Private Placement Warrants have agreed to exercise or sell those warrants to third parties beginning on the later of six months following the closing of the transaction or the date that the warrants and the shares underlying them are covered by an effective resale registration statement and provided that Chardan 2008 ordinary shares are trading at or above $9.00. In exchange for their agreement to do so, the holders of those warrants will receive, in the aggregate, 233,010 Chardan 2008 ordinary shares. As a result of this agreement, the time at which the Private Placement Warrants will be exercised may be accelerated, thus causing the increase in the number of issued and outstanding Chardan 2008 shares to occur at an earlier time than might otherwise have happened.

The 2,291,666 units of Chardan 2008 securities held by its management and their affiliates are currently held in escrow, but they will be released from escrow on the first anniversary of the closing of the acquisition Those shares, which were registered pursuant to the F-1 under which Chardan 2008 conducted its initial public offering, will add to the “float” of Chardan 2008 shares when released from escrow, which could reduce Chardan 2008’s share price.

The units of Chardan 2008 securities purchased prior to the initial public offering (the “Insider Units”), each consisting of one ordinary share and one warrant to purchase an ordinary share of Chardan 2008 for $5.00, along with the Private Placement Warrants, are currently held in escrow. The Insider Units will be released from escrow one year after the date that the transactions contemplated by the Acquisition Agreement close. If the Public Warrants have not been called or exercised prior to that time, the release of these shares from escrow will increase the public “float” of Chardan 2008 shares by approximately 33%, which may cause a decrease in the Chardan 2008 share price.

Registration rights held by the holders of DAL’s membership interests could reduce the market price of Chardan 2008’s ordinary shares.

Initially, neither the Stern Contributors nor the Existing Members will hold an ownership interest directly in Chardan 2008. However, the DAL Common Units and DAL Series A Preferred Units that the Stern Contributors will hold and the DAL Common Units that the Existing Members will hold will be convertible into comparable ownership interests in Chardan 2008 one year after the acquisition is consummated. Should the Stern Contributors, the Existing Members or both decide to convert some or all of their ownership interests in DAL into ownership interests in Chardan 2008, they are entitled to have Chardan 2008 register the Chardan 2008 securities issued to them. If the Stern Participants, the Existing Members or both convert their DAL ownership interests into Chardan 2008 shares and exercise their registration rights, it will increase the number of registered Chardan 2008 shares in the public float, which could negatively affect the Chardan 2008 share price.

Chardan 2008’s directors and officers have interests in the Acquisition Proposal that are different from yours, because if the Acquisition Proposal is not approved, their shares may become worthless.

In considering the recommendation of Chardan 2008’s Board of Directors to vote to approve the Acquisition Proposal, you should be aware that Chardan 2008’s directors, officers and initial shareholders have agreements or arrangements that provide them with interests in the Acquisition Proposal that differ from, or are in addition to, those of Chardan 2008 shareholders generally. Chardan 2008’s initial shareholders, including its directors and officers, are not entitled to receive any of the funds that would be distributed upon liquidation of the trust account. Therefore, if the Acquisition Proposal is not approved, the 2,291,666 original units and 2,000,000 Private Placement Warrants may become worthless. In addition, if the Acquisition is consummated, Chardan Capital, LLC, an affiliate of our Chairman, Zhang Li, will be entitled to receive a $2 million fee from DAL. The personal and financial interests of directors and officers and their affiliates may have influenced their motivation in identifying and selecting a target business and in timely completion of a business combination. Consequently, their discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in the best interests of Chardan 2008’s shareholders.

Because Chardan 2008 does not intend to pay dividends on its ordinary shares, shareholders will benefit from an investment in Chardan 2008’s ordinary shares only if it appreciates in value.

Chardan 2008 has never declared or paid any cash dividends on its ordinary shares. Following the closing of the transactions contemplated by the Acquisition Proposal, Chardan 2008 currently intends to retain all future earnings, if any, for use in the operations and expansion of the business. As a result, Chardan 2008 does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of Chardan 2008’s Board of Directors and will depend on factors Chardan 2008’s Board of Directors deems relevant, including, among others, Chardan 2008’s results of operations, financial condition and cash requirements, business prospects and the terms of Chardan 2008’s credit facilities and other financing arrangements. Accordingly, realizing a gain on your investment in Chardan 2008 will most likely depend on the appreciation of the price of Chardan 2008’s ordinary shares. There is no guarantee that Chardan 2008’s Ordinary Shares will appreciate in value.

Risks to Chardan 2008’s Security Holders

Chardan 2008 may choose to call its outstanding warrants at a time that is disadvantageous to the warrant holders.

Subject to there being a current prospectus under the Securities Act of 1933, Chardan 2008 may call, at a price of $.01 per warrant, all of the outstanding Public Warrants at any time after they become exercisable, upon a minimum of 30 days prior written notice of redemption, provided that the last sale price of Chardan 2008’s ordinary shares equals or exceeds $10.00 per share for any 20 trading days within a 30 consecutive trading day period ending three business days before Chardan 2008 sends the notice of redemption. Calling all of Chardan 2008’s outstanding warrants for redemption could force the warrant holders:

•	To exercise the warrants and pay the exercise price for such warrants at a time when it may be disadvantageous for the holders to do so;
•	To sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or
•	To accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Holders of Chardan 2008’s warrants may not be able to exercise their warrants, which may create liability for Chardan 2008.

Holders of both Chardan 2008’s Public Warrants and the Private Placement Warrants may receive shares upon exercise of the warrants only if: (i) a current registration statement under the Securities Act of 1933 relating to its ordinary shares underlying the warrants is then effective; and (ii) such shares are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. Although Chardan 2008 has agreed to use its best efforts to maintain a current registration statement covering the shares underlying the warrants to the extent required by federal securities laws, and Chardan 2008 intends to comply with such agreement, Chardan 2008 cannot assure you that it will be able to do so. In addition, some states may not permit Chardan 2008 to register the shares issuable upon exercise of its warrants for sale. The value of the warrants will be greatly reduced if a registration statement covering the shares issuable upon the exercise of the warrants is not kept current or if the securities are not qualified, or exempt from qualification, in the states in which the holders of warrants reside. Holders of warrants who reside in jurisdictions in which the shares underlying the warrants are not qualified and in which there is no exemption will be unable to exercise their warrants and would either have to sell their warrants in the open market or allow them to expire unexercised. If and when the warrants become redeemable by Chardan 2008, Chardan 2008 may exercise its redemption right, even if Chardan 2008 is unable to qualify the underlying securities for sale under all applicable state securities laws. Since Chardan 2008’s obligations in this regard are subject to a “best efforts” standard, it is possible that, even if Chardan 2008 is able to defend successfully against a claim by warrant holders that it was not possible to maintain the registration of the underlying shares, despite Chardan 2008’s best efforts, a court may impose monetary damages on Chardan 2008 to compensate warrant holders due to the change in circumstances that led to Chardan 2008 being unable to fulfill its obligations.

Failure to close the transactions contemplated by the Acquisition Proposal could reduce the market price of Chardan 2008’s ordinary shares and may make it more difficult for Chardan 2008 to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, potentially causing some investors to experience a loss on their investment.

If the transactions contemplated by the Acquisition Proposal are not completed for any reason, Chardan 2008 shareholders may be subject to a number of material risks, including:

•	The market price of its ordinary shares may decline if the current market price of its ordinary shares reflects a market assumption that such acquisition would be consummated;
•	Costs related to the Acquisition Proposal, such as legal and accounting fees and the costs of the fairness opinion and due diligence, must be paid, even if the Acquisition Proposal is not completed; and
•	Charges will be made against earnings for Acquisition Proposal-related expenses, which could be higher than expected.

Such decreased market price and added costs and charges of the failed Acquisition Proposal, together with the history of failure in consummating an acquisition, may make it more difficult for Chardan 2008 to attract another acquisition candidate, resulting, ultimately, in the disbursement of the trust proceeds, which could cause investors to experience a loss on their investment. In addition, Chardan 2008 would likely need to borrow the funds required to pursue a business combination with a different target, reducing its net asset value and making it a less attractive party with which to consummate a transaction.

If holders of Chardan 2008’s ordinary shares purchased in Chardan 2008’s initial public offering owning 35% or more of the ordinary shares issued in its initial public offering vote against the Acquisition Proposal and opt to redeem their shares for cash, Chardan 2008 may be forced to dissolve and liquidate, shareholders will receive less than the price per share they paid for their units, and Chardan 2008’s warrants may expire worthless.

Under the terms of Chardan 2008’s Amended and Restated Memorandum and Articles of Association, if holders of Chardan 2008’s ordinary shares owning 35% or more of the ordinary shares issued in its initial public offering both vote against the Acquisition Proposal and demand redemption of their shares for cash, Chardan 2008 may ultimately be forced to dissolve and liquidate. Although Chardan 2008 will continue efforts to acquire an operating company, now that Chardan 2008 has entered into a definitive agreement to consummate a business combination, its Amended and Restated Memorandum and Articles of Association require it to liquidate if it does not complete a business combination by February 11, 2011. If Chardan 2008 does not consummate the transactions contemplated by the Acquisition Agreement or an alternative business combination by that time, it will be forced to dissolve and liquidate in accordance with the provisions of British Virgin Islands law.

In any liquidation, the net proceeds of Chardan 2008’s initial public offering held in the trust account, plus any interest earned thereon (net of taxes payable and any interest earned on the trust account that may be released to Chardan 2008 to fund its working capital and repay management loans), will be distributed on a pro rata basis to the holders of Chardan 2008’s Public Shares. Chardan 2008 anticipates that the amount in trust will be approximately $54,300,000 at the time of liquidation, should that occur. Based on that number, the per share liquidation price would be approximately $7.89, or $0.11 less than the price ($8.00 per unit) that Chardan 2008 sold each unit for in its initial public offering. The proceeds deposited in the trust account could, however, become subject to the claims of Chardan 2008’s creditors, which could be prior to the claims of Chardan 2008’s public shareholders. Chardan 2008 cannot assure you that the actual per share liquidation price will not be less than $7.89 due to claims of creditors. Furthermore, there will be no distribution from the trust account with respect to Chardan 2008’s outstanding warrants and, accordingly, in a liquidation the warrants will expire worthless.

If Chardan 2008 is unable to consummate the transactions contemplated by the Acquisition Agreement, its public shareholders may be forced to wait until at least February 11, 2011 before receiving liquidation distributions.

If the transactions contemplated by the Acquisition Agreement are not consummated, Chardan 2008 has until February 11, 2011 to complete a business combination. Chardan 2008 has no obligation to return funds to investors prior to such date unless Chardan 2008 consummates a business combination prior thereto, and then only to redeeming shareholders. Only after the expiration of this time period will public shareholders be entitled to liquidation distributions if Chardan 2008 is unable to complete a business combination. Accordingly, investors’ funds may be unavailable to them until such date.

Chardan 2008’s shareholders may be held liable for claims by third parties against Chardan 2008 to the extent of distributions received by them.

Chardan 2008’s Amended and Restated Memorandum and Articles of Association provide that Chardan 2008 will continue in existence until February 11, 2011. If Chardan 2008 has not completed a business combination by then or amended such provision to allow it additional time to effect a business combination, its corporate existence will cease except for the purposes of winding-up Chardan 2008’s affairs and liquidating. This will have the same effect as if Chardan 2008 had gone through a voluntary liquidation procedure under British Virgin Islands law. In such a situation, a liquidating company must give notice to creditors of its intention to make a distribution by placing a public advertisement in the British Virgin Islands Gazette and one local newsaper, although in practice this notice requirement would not necessarily delay the distribution of assets, as the liquidator may be convinced that no creditors would be adversely affected as a consequence of a distribution before this time period has expired. Chardan 2008 anticipates the trust account would be liquidated shortly following publication of such notices. As soon as the affairs of the company are fully wound-up, the liquidator must present his final report and accounts before a final general meeting which must be called by a public notice at least one month before it takes place. After the final meeting, the liquidator must make a return to the Registrar of Corporations confirming the date on which the meeting was held, and three months after the date of such filing the company is dissolved.

Additionally, in any liquidation proceedings of Chardan 2008 under British Virgin Islands’ law, the funds held in Chardan 2008’s trust account may be included in its estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any such claims deplete the trust account, Chardan 2008 cannot assure you it will be able to return to its public shareholders the liquidation amounts that would otherwise have been payable to them. Furthermore, a liquidator of the company might seek to hold a shareholder liable to contribute to Chardan 2008’s estate to the extent of distributions received by the shareholder pursuant to the dissolution of the trust account beyond the date of dissolution of the trust account.

If there are insufficient funds held outside the trust account for such purpose, Kerry Propper and Xiaosong Zhong have agreed that they will be jointly and severally liable (on a pro rata basis relative to the number of initial shares owned by them prior to the initial public offering) to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by Chardan 2008 for services rendered or contracted for or products sold to Chardan 2008. Notwithstanding the foregoing, Chardan 2008 has questioned Kerry Propper and Xiaosong Zhong on their financial net worth and reviewed their financial information and believe they will be able to satisfy any indemnification obligations that may arise, although there can be no assurance of this. Furthermore, if they refused to satisfy their obligations, Chardan 2008 would be required to bring a claim against them to enforce Chardan 2008’s indemnification rights. Therefore, Chardan 2008 cannot assure you that the per-share distribution from the trust fund, if Chardan 2008 liquidates, will not be less than $7.89, plus interest then held in the trust fund, due to such claims.

If Chardan 2008 is forced to declare insolvency or a case for involuntary liquidation is filed against it which is not dismissed, the proceeds held in the trust account will be subject to applicable British Virgin Islands’ insolvency law, and they may be included in Chardan 2008’s estate and subject to the claims of third parties with priority over the claims of Chardan 2008’s shareholders. Furthermore, because Chardan 2008 intends to distribute the proceeds held in the trust account to its redeeming holders of the Public Shares promptly after the approval of the proposal to acquire DAL, this may be interpreted as giving preference to Chardan 2008’s public shareholders over any potential creditors with respect to access to or distributions from Chardan 2008’s assets. Furthermore, the Chardan 2008 Board of Directors may be viewed as having breached its fiduciary duties to Chardan 2008’s creditors and/or to have acted in bad faith, and thereby exposing itself and Chardan 2008 to claims, by paying public shareholders from the trust account prior to addressing the claims of creditors. Chardan 2008 cannot assure you that claims will not be brought against it for these reasons or that any such claims brought will not succeed.

If third parties bring claims against Chardan 2008, the proceeds held in the trust account could be reduced and the per share liquidation price received by shareholders could be less than $7.89 per share.

Chardan 2008’s placement of funds in trust may not protect those funds from third party claims against it. Although Chardan 2008 has sought to have vendors, potential target businesses, consultants or other entities with which Chardan 2008 does business execute valid and enforceable agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of Chardan 2008’s public shareholders, it is possible that not all have executed such agreements. Those parties who have not entered into such agreements may have claims they will attempt to assert, and those who have may claim that the waiver is unenforceable or assert claims based on fraudulent inducement, breach of fiduciary responsibility or other similar claims. Nor is there any guarantee that, even if such entities have executed such agreements with Chardan 2008, they will not seek recourse against the trust account. A court could also conclude that such agreements are not legally enforceable. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Chardan 2008’s public shareholders. Because many of Chardan 2008’s vendors, potential target businesses, consultants or other entities with which Chardan 2008 has done business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of Chardan 2008’s public shareholders, Chardan 2008 believes the likelihood of Chardan 2008 having to pay any such obligations in a liquidation is low.

Chardan 2008 has had limited ability to evaluate the target business’ management.

Although Chardan 2008 closely examined the management of DAL, DJS, DSI and PTA, Chardan 2008 cannot assure you that its assessment of their management will prove to be correct, that current management will remain in place indefinitely or that future management will have the necessary skills, qualifications or abilities to manage the Target Business successfully. All of the current management of such companies have indicated their intention to continue in their roles with the combined company and will, for the most part, conduct the day to day operations.

As a foreign private issuer, we are not be subject to certain SEC regulations that companies incorporated in the United States are subject to.

We are currently a foreign private issuer. Accordingly, we are exempt from certain provisions applicable to United States public companies including:

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;
•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and
•	The sections of the Securities Exchange Act requiring our insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer's equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. For example, as a foreign private issuer, this proxy statement is not subject to SEC requirements or review. Although we have attempted to include in these proxy materials substantially similar information as a United States public company, it has not been and will not be reviewed by the SEC and it may not contain all of the disclosures that would be required had we been a United States public company.

Risks Relating to the Target Business’ Corporate Structure and Restrictions on its Industry

If DJS LLC’s current single customer law firm, DJS, were to have any claims brought against it, such claims could directly affect the operations of DJS LLC, resulting in DAL’s being unable to meet its obligations.

Until the Target Business succeeds in substantially expanding its customer base beyond DJS, any claim brought against DJS that adversely affected it could also adversely affect the Target Business and consequently DAL.

It is management’s goal to increase significantly the number of case files it handles from customers other than DJS, but there is no guarantee how soon, or to what extent, if at all, this can be accomplished. Until that occurs, if DJS were forced to quit operations due to claims brought against it, or if its business otherwise suffered a significant decline in case volumes, the Target Business and DAL could be left unable to afford to service its debt and meet its operational obligations or to operate profitably.

IF DJS LLC’s current single customer law firm, DJS, were to experience financial difficulties or bankruptcy, its ability to pay amounts due to DJS LLC could be adversely impacted.

At the time of the closing, DJS LLC will have one customer, DJS. If DJS were unable to pay amounts due to DJS LLC because it was experiencing financial difficulties or was in bankruptcy, Chardan 2008 and DAL’s business financial condition and results of operations would likely be materially adversely impacted.

Chardan 2008 has not had operations, and the Target Business has not operated as a public company. Fulfilling the obligations attendant with being a public company after completing the transactions contemplated by the Acquisition Agreement will be expensive and time consuming.

Each of Chardan 2008, as a company without operations, and the Target Business, comprised of private companies, have maintained relatively small finance and accounting staffs. Neither Chardan 2008 nor the Target Business currently has an internal audit group. Although Chardan 2008 has maintained disclosure controls and procedures and internal control over financial reporting as required under the United States securities laws with respect to its very limited activities, it has not been required to maintain and establish these disclosure controls and procedures and internal control as will be required with respect to businesses such as the Target Business with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the combined company will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on the combined company’s finance and accounting staff and on its financial, accounting and information systems, and increase its insurance, legal and financial compliance costs. The Target Business may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Chardan 2008 may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, Chardan 2008 will be treated as a PFIC for any taxable year of Chardan 2008 in which either (1) at least 75% of its gross income (including the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of its assets (including the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If Chardan 2008 is determined to be a PFIC for any taxable year (or portion thereof) of Chardan 2008 that is not included in the holding period of a U.S. Holder (as defined in the section of this proxy statement captioned “Material United States Federal Income Tax Considerations — General”) of Chardan 2008’s ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the expected composition of the assets and income of Chardan 2008 and DAL after the acquisition, it is not anticipated that Chardan 2008 will be treated as a PFIC following the acquisition. Chardan 2008’s actual PFIC status for its current taxable year or any subsequent taxable year, however, will not be determinable until after the end of the taxable year. Accordingly, there can be no assurance with respect to the status of Chardan 2008 as a PFIC for its current taxable year or any future taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this proxy statement captioned “Material United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders of Ordinary Shares and Warrants — Passive Foreign Investment Company Rules.”

Chardan 2008 could be subject to U.S. federal income tax and branch profits tax in any given taxable year in excess of any distributions it receives from DAL under the LLC Agreement and any payments it may be entitled to receive under the Tax Indemnification Agreements

After the acquisition, Chardan 2008 will hold membership units in DAL. Since DAL is expected to be treated as a partnership for U.S. federal income tax purposes, Chardan 2008 generally will be subject to U.S. federal income tax (and possibly branch profits tax) on its distributive share of DAL’s taxable income or gain, regardless of whether Chardan 2008 receives any distributions from DAL. In addition, as a result of the adopted structure described elsewhere in these proxy materials, Chardan 2008 may, under certain circumstances, incur adverse tax consequences relative to the structure. Certain of these adverse tax consequences are covered by the Tax Indemnification Agreements; however, these agreements pertain only to specified circumstances and, in certain cases, are subject to limits on the amount of the indemnity payments receivable thereunder. Thus, in any given year, the taxes imposed in respect of Chardan 2008’s distributive share of taxable income or gain from DAL and the taxes imposed on any other items of income or gain that Chardan 2008 may recognize, including those covered by the Tax Indemnification Agreements, could exceed the amounts, if any, that Chardan 2008 receives as distributions from DAL under the LLC Agreement, as well as any payments that Chardan 2008 may receive under the Tax Indemnification Agreements.

SELECTED HISTORICAL FINANCIAL INFORMATION

We are providing the following financial information to assist you in your analysis of the financial aspects of the Acquisition Proposal. We derived the December 31, 2008 historical information concerning Chardan 2008 from its audited financial statements for the year ended December 31, 2008 (from inception February 19, 2008) and from its June 30, 2009 unaudited financial statements. The information is only a summary and should be read in conjunction with each company’s historical consolidated financial statements and related notes contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Chardan 2008 or the enterprise resulting from the acquisition.

CHARDAN 2008 HISTORICAL FINANCIAL INFORMATION

	Six Months Ended June 30, 2009	Period from February 19, 2008 (Inception) to June 30, 2009 (Cumulative)	Period from February 19, 2008 (Inception) to Year Ended December 31, 2008
Revenues	$—	$—	—
Interest income on trust account	25,000	509,758	484,894
Net income/(loss)	(264,000)	(323,997)	(59,789)
Net income/(loss) per share – basic and diluted	(0.03)	(0.04)	(0.01)
Weighted average number of shares outstanding – basic and diluted	9,166,666	9,166,666	9,166,666
Net income/(loss) per share exclusive of shares and related interest subject to possible redemption – basic and diluted	(0.04)	—	(0.01)
Weighted average number of shares outstanding exclusive of shares subject to possible redemption – basic and diluted	6,760,416	—	6,760,416

	At December 31, 2008	At June 30, 2009
Total assets	54,610,307	54,379,453
Ordinary shares and deferred interest subject to possible redemption	18,985,305	18,985,305
Shareholders’ equity	34,185,148	33,926,148

PRICE RANGE OF SECURITIES AND DIVIDENDS

Chardan 2008

Shares, Warrants, Units

Chardan 2008’s ordinary shares, warrants and units are quoted on the NASDAQ Capital Markets under the symbols CACA, CACAW and CACAU, respectively. The units have been quoted since August 25, 2008 and the ordinary shares and warrants since August 25, 2008. Our securities did not trade on any market or exchange prior to August 25, 2008. The closing price for these securities on December 11, 2009, the last trading day before announcement of the Acquisition Proposal, was $7.75, $1.20 and $8.27, respectively. The closing price for the securities on December 22, 2009, the most recent trading day practicable before the date of this proxy statement, was $8.85, $3.32 and $12.23, respectively.

The table below sets forth, for the calendar quarters indicated, the high and low bid closing prices for Chardan 2008’s units for the period from August 25, 2008 through December 22, 2009 and Chardan 2008’s ordinary shares and warrants for the period from August 25, 2008 through December 22, 2009.

	Ordinary Shares		Warrants		Units
	High	Low	High	Low	High	Low
2008
Third Quarter (From August 25)	7.28	6.60	1.54	1.05	8.90	8.00
Fourth Quarter	7.04	6.11	1.05	0.09	7.80	6.35
2009
First Quarter	7.15	6.60	0.35	0.06	7.15	6.79
Second Quarter	7.45	6.90	0.90	0.24	8.10	7.11
Third Quarter	7.79	7.36	0.97	0.34	8.54	7.50
Fourth Quarter (through December 22)	9.00	7.60	3.80	1.00	12.54	8.00

Holders of Chardan 2008 ordinary shares, warrants and units should obtain current market quotations for their securities. The market price of these securities could vary at any time before the transactions contemplated by the Acquisition Proposal are completed.

Chardan 2008 anticipates that its securities will continue to be quoted on the NASDAQ Capital Markets post acquisition. There can be no assurance that a trading market will develop for these securities.

Holders of Chardan 2008.

As of December 22, 2009, there were of record 19 holders of ordinary shares, twelve of warrants, and one of units. Chardan 2008 believes the number of beneficial holders of each of these securities is significantly greater than the number of record holders.

Dividends.

Chardan 2008 has not paid any dividends on its ordinary shares to date and does not intend to pay dividends prior to the completion of a business combination.

Post Acquisition

The payment of dividends by the combined company in the future will be contingent upon revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the acquisition. The payment of any dividends subsequent to that time will be within the discretion of the Board of Directors serving at that time. It is the present intention of the Board of Directors to retain all earnings, if any, for use in business operations and, accordingly, it does not anticipate declaring any dividends in the foreseeable future. Loans or credit facilities may also limit the combined company’s ability to pay dividends after the completion of the acquisition. The Stern Note prohibits DAL from making distributions to its members without the consent of DJS. In addition, 90% of DAL’s Designated Free Cash Flow is required to be used to pay the Stern Note. Until the Stern Note is paid in full, DAL will not be able to make distributions to Chardan 2008 and because Chardan 2008’s sole source of cash is DAL, during that period Chardan 2008 will not have cash available to pay dividends. Whether Chardan 2008 will pay dividends once the Stern Note is fully repaid will be determined by the board of directors at that time.

THE CHARDAN 2008 EXTRAORDINARY GENERAL MEETING

Chardan 2008 is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by the Board of Directors for use at the extraordinary general meeting in connection with the proposed acquisition of a majority interest in DAL Group, LLC (“DAL”). This document provides you with the information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting.

Date, Time and Place.  Chardan 2008 will hold the extraordinary general meeting at 10:00 am, local time, on January 11, 2010, at the offices of Chardan 2008’s counsel, Loeb & Loeb LLP, 345 Park Ave., New York, NY 10154 to vote on the proposals specified below.

Purpose.  At the extraordinary general meeting, holders of Chardan 2008 ordinary shares will be asked to:

•	approve the transactions contemplated by the Acquisition Agreement for the acquisition of a controlling interest in DAL which will, upon the closing of the transactions contemplated by the Acquisition Agreement, provide, through its operating subsidiaries, non-legal residential mortgage foreclosure processing services consisting of processing documentation in support of foreclosure actions, performing title searches and assisting lenders in the liquidation of foreclosed properties, primarily in the State of Florida (the “Acquisition Proposal”);
•	elect seven (7) directors to the Board of Directors of Chardan 2008, each to serve until his or her term has expired and until his or her successor is duly elected and qualified (the “Election of Directors”);
•	adopt the Chardan 2008 China Acquisition Corp. 2009 Equity Incentive Plan, (the “Equity Incentive Plan,”) which reserves 1,570,000 Chardan 2008 ordinary shares for issuance to the directors, employees and consultants of Chardan 2008 and its subsidiaries (the “Incentive Plan Proposal”);
•	amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to change the name of Chardan 2008 to “DJSP Enterprises, Inc.” (the “Name Change Proposal”);
•	amend and restate Chardan 2008’s Amended and Restated Memorandum and Articles of Association to give effect to the transactions contemplated in the Acquisition Agreement (the “Amendment Proposal”); and
•	approve of any adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies (the “Adjournment Proposal”).

The Acquisition Proposal, the Election of Directors, the Incentive Plan Proposal, the Name Change Proposal, the Amendment Proposal and the Adjournment Proposal are referred to collectively as the “Proposals” and individually as a “Proposal.”

After careful consideration of all relevant factors, Chardan 2008’s Board of Directors has determined that these Proposals are fair to and in the best interests of Chardan 2008 and its shareholders, and has recommended that you vote or give instruction to vote “FOR” adoption of each of them and “FOR” the election of each nominee. The Board of Directors has also determined that the fair market value of its interest in DAL is at least 80% of Chardan 2008’s net assets, which is necessary to satisfy the provisions of its Amended and Restated Memorandum and Articles of Association enabling it to consummate the transactions contemplated by the Acquisition Proposal.

The extraordinary general meeting has been called only to consider approval of the Acquisition Proposal, the Election of Directors, the Incentive Plan Proposal, the Name Change Proposal, the Amendment Proposal and the Adjournment Proposal. Under BVI law and Chardan 2008’s Articles of Association, no other business, general notice of which has not been given, may be transacted at the extraordinary general meeting.

Record Date; Who is Entitled to Vote.  The “record date” for the extraordinary general meeting is December 23, 2009. Record holders of Chardan 2008 ordinary shares at the close of business on the record date are entitled to vote or have their votes cast at the Meeting. On the record date, there were 9,166,666 outstanding Chardan 2008 ordinary shares, of which 6,875,000 shares were sold to the public in Chardan

2008’s initial public offering. Each ordinary share is entitled to one vote per proposal at the extraordinary general meeting. Chardan 2008’s warrants do not have voting rights.

Pursuant to letter agreements with Chardan 2008, Chardan 2008’s initial shareholders have agreed to vote the 2,291,666 ordinary shares owned by them prior to Chardan 2008’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Chardan 2008’s initial public offering. The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Chardan 2008’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

Vote Required.  Under Chardan 2008’s Amended and Restated Memorandum and Articles of Association, approval of the transactions contemplated by the Acquisition Agreement requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. Approval of the Amendment Proposal and the Name Change Proposal will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the Meeting, provided that there is a quorum. Approval of the Incentive Plan Proposal, the election of each director nominee and the Adjournment Proposal will require the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the Meeting, provided that there is a quorum.

Chardan 2008 will not be authorized to complete the transactions contemplated by the Acquisition Agreement if holders of 2,406,250 or more shares of Chardan 2008’s ordinary shares sold in its initial public offering (public shareholders owning 35% or more of the shares sold in the initial public offering) vote against the acquisition and demand that Chardan 2008 redeem their shares for a pro rata portion of the trust account. In addition, the Amendment Proposal, the Name Change Proposal, the Incentive Plan Proposal, and the Election of Directors will not be effected, even if approved by shareholders in such manner, unless the Acquisition Proposal is also approved and holders of less than 35% of the ordinary shares sold in Chardan 2008’s initial public offering vote against the Acquisition Proposal and exercise their redemption rights. The Acquisition Proposal will not be given effect unless the Amendment Proposal and the Election of Directors are approved.

Abstaining from voting or not voting on the Acquisition Proposal (including broker non-votes), either in person or by proxy or voting instruction, will have the same effect as a vote against such proposal since the vote to approve the Acquisition Proposal requires the affirmative vote of holders of a majority of Chardan 2008’s outstanding ordinary shares. Abstaining from voting or not voting on the proposals to amend the Name Change Proposal, the Amendment Proposal, the Election of Directors, the Adjournment Proposal and the Incentive Plan Proposal (including broker non-votes) either in person or by proxy or voting instruction, will have no effect on the vote to approve each such proposal or the election of directors since the vote to approve each of these proposals requires the affirmative vote of the holders of a majority of the outstanding ordinary shares cast by the shareholders at the extraordinary general meeting, provided that there is a quorum. An abstention will not count toward the 35% “against and redeeming” vote that would result in the acquisition’s abandonment, and you would be unable to exercise any redemption rights upon approval of the acquisition. If the Acquisition Proposal is not approved, Chardan 2008’s Board of Directors will not go forward with the acquisition of DAL, the amendments to Chardan 2008’s Amended and Restated Memorandum and Articles of Association, adoption of the Equity Incentive Plan or Election of Directors. To demand redemption, you must vote against the acquisition and elect to redeem your shares.

Voting your Shares.  Each ordinary share that you own in your name entitles you to one vote per Proposal. Your proxy card shows the number of shares you own.

There are two ways to vote your shares at the extraordinary general meeting:

•	By signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Chardan 2008 Board of Directors “FOR” approval of each proposal.

•	You can attend the Meeting and vote in person. Chardan 2008 will give you a ballot when you arrive. If your shares are held in the name of your broker, bank or another nominee, however, you must get a legal proxy from the broker, bank or other nominee. That is the only way Chardan 2008 can be sure that the broker, bank or nominee has not already voted your shares.

Redemption Rights.  Any holder of shares that were purchased in Chardan 2008’s initial public offering who votes against the Acquisition Proposal may, at the same time, demand that Chardan 2008 redeem his or her shares into a pro rata portion of the funds available for redemption in the trust account. If so demanded and the transactions contemplated by the Acquisition Proposal are consummated, Chardan 2008 will redeem the shares. If the holders of 35% or more of the Public Shares vote against the Acquisition Proposal and demand redemption of their shares, Chardan 2008 will not have authority to consummate the transactions contemplated by the Acquisition Proposal. You will be entitled to receive this cash only if you continue to hold your shares through the closing of the transactions contemplated by the Acquisition Proposal and tender your share certificate(s) per the instructions included on the proxy card. In connection with tendering your shares for conversion, you must elect either to physically tender your share certificates to the Company's transfer agent prior to the special meeting or to deliver your shares to the transfer agent electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares. The requirement for physical or electronic delivery prior to the special meeting ensures that a converting holder’s election to convert is irrevocable once the proposal is approved. Upon redemption of your shares, you will no longer own them. You must follow the instructions on the proxy card and send your share certificate(s) with your proxy card in order to exercise your redemption rights.

Our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate or other person with whom such public shareholder is acting in concert or as a “group” (within the meaning of Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking redemption rights with respect to an aggregate of more than 10% of the ordinary shares sold in Chardan 2008’s public offering (but only with respect to the amount over 10% of the ordinary shares sold in the public offering). A “group” will be deemed to exist if public shareholders: (i) file a Schedule 13D or 13G indicating the presence of a group, or (ii) acknowledge to us that they are acting, or intend to act, as a group. Such public shareholders would still be entitled to vote against the Acquisition Proposal with respect to all ordinary shares owned, whether directly or indirectly through one or more affiliates.

The closing price of Chardan 2008’s ordinary shares on December 22, 2009 was $8.85. At the time of the consummation of the acquisition, Chardan 2008 anticipates that the amount in trust will be approximately $54,300,000. A public shareholder that elects to exercise redemption rights would be entitled to receive approximately $7.89 per share.

Questions About Voting.  If you have any questions about how to vote or direct a vote in respect of your Chardan 2008 ordinary shares, you may write or call Chardan 2008’s proxy solicitor: Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, 206-870-8565, Attention: Karen Smith. You may also want to consult your financial and other advisors about the vote.

Revoking your Proxy and Changing your Vote.  If you give a proxy, you may revoke it or change your voting instructions at any time before it is exercised by:

•	Sending another proxy card with a later date;
•	Notifying Chardan 2008 China Acquisition Corp., No. 2206, A Zone Chaowai, SOHO No. 6B Chaowai Street, Chaoyang District, Beijing 100021, China, Attention: Gong Li, in writing before the extraordinary general meeting that you have revoked your proxy; or
•	Attending the extraordinary general meeting, revoking your proxy and voting in person.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Broker Non-Votes.  If your broker holds your shares in its name and you do not give the broker voting instructions, regulatory rules prohibit your broker from voting your shares on the Acquisition Proposal, the Incentive Plan Proposal, the Name Change Proposal, and the Amendment Proposal. This is known as a “broker non-vote.”

Solicitation Costs.  Chardan 2008 is soliciting proxies on behalf of the Chardan 2008 Board of Directors. Chardan 2008 has hired Advantage Proxy, a proxy solicitation firm, to assist it in soliciting proxies for a fee of approximately $15,000 plus reasonable expenses. This solicitation is being made by mail, but also may be made in person or by telephone or other electronic means. Chardan 2008 and its respective directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. In addition, the members of DAL, officers and directors may solicit proxies in person or by mail, telephone or other electronic means on Chardan 2008’s behalf. These persons will not be paid for doing this.

Chardan 2008 will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Chardan 2008 will reimburse them for their reasonable expenses.

Share Ownership.  Information concerning the holdings of certain Chardan 2008 shareholders is set forth above in the Summary and below under “Beneficial Ownership of Securities.”

Actions that May Be Taken to Secure Approval of Chardan 2008’s Shareholders.  Chardan 2008 has retained Advantage Proxy to assist it with soliciting proxies. Neither Chardan 2008 nor its consultants or affiliates have offered any shareholder any form of consideration for any shareholder’s promise to approve the proposed acquisition.

In order to ensure that that the Acquisition Proposal is approved, Chardan 2008 and Stern and their respective affiliates may enter into transactions to purchase ordinary shares of Chardan 2008 from shareholders who have indicated their intention to vote against the acquisition and seek conversion of their shares. In addition, Chardan 2008, and Stern and their respective affiliates may also purchase warrants from warrantholders. Transactions of such nature would only be entered into and effected at a time when the purchasers of such securities or any of their affiliates are not aware of any material nonpublic information regarding Chardan 2008, the Target Business or the Acquisition Proposal. No transactions have been entered into as of the date of these proxy materials, but such transactions may include:

•	Purchases by Chardan 2008, Stern or their respective affiliates of shares or warrants of Chardan 2008;
•	Agreements with third parties to purchase shares or warrants of Chardan 2008 that may then be resold to Chardan 2008 after the consummation of the transactions contemplated by the Acquisition Agreement using funds that were previously in the trust account;
•	Agreements with third parties pursuant to which Chardan 2008, Stern or their respective affiliates would borrow funds to make purchases of ordinary shares or warrants of Chardan 2008. The combined company would repay such borrowings using funds that were previously in the trust account; and
•	The granting of securities to third party purchasers of ordinary shares or warrants of Chardan 2008 as an inducement for such third parties to purchase such securities.

In the event that it appeared that the Acquisition Proposal would not be approved at the Meeting of Chardan 2008’s shareholders, such meeting could be adjourned (assuming that the Adjournment Proposal was approved by the shareholders and such adjournment was not past February 11, 2011, the date on which Chardan 2008’s corporate existence terminates unless it consummates a business combination) to enter into arrangements similar to the foregoing.

In the event that any purchases of Chardan 2008’s ordinary shares or warrants are made by Chardan 2008, Stern or affiliates of either of them after the mailing of this proxy statement to shareholders but prior to the extraordinary general meeting, Chardan 2008 will file a Current Report on Form 6-K relating to such purchases within four business days of such purchases or otherwise prior to the Meeting.

Chardan 2008 will file a Current Report on Form 6-K with respect to any arrangements entered into by Chardan 2008, Stern or their respective affiliates which is intended to increase the likelihood that the arrangement and related proposals are approved by Chardan 2008’s shareholders. Any Chardan 2008 shares purchased by Chardan 2008 will not be considered outstanding for purposes of the Meeting and will therefore not be permitted to vote at the meeting. In the event that public shares are purchased by Chardan 2008, such shares would no longer be deemed to be outstanding for purposes of determining the vote required for the approval of any of the Proposals presented at the extraordinary general meeting. Therefore, this would reduce (i) the number of public shares outstanding and entitled to vote on each matter and (ii) the number of shares required to be voted in favor of each proposal. Conversely, if Chardan 2008’s directors and officers purchased such shares, those shares would still be considered to be outstanding and could be voted in favor of such proposals, reducing the number of shares required to be voted in favor of such proposals by a number of shares equal to those purchased. Neither Chardan 2008 nor its officers or directors purchasing shares would affect the number of shares that could be redeemed by Chardan 2008 with the acquisition still being permitted to be consummated.

Chardan 2008’s initial shareholders have agreed to vote the 2,291,666 ordinary shares of Chardan 2008 (which includes 2,291,666 shares owned by its current officers and directors) owned by them prior to Chardan 2008’s initial public offering in accordance with the majority of the votes cast by holders of shares sold in Chardan 2008’s initial public offering. The initial shareholders are not under any obligation to Chardan 2008 with respect to voting any shares acquired by them in Chardan 2008’s initial public offering or in the aftermarket, and accordingly may vote any such shares in favor of the proposed acquisition (as they have indicated they intend to do). This would have the effect of reducing the number of other public shareholders of Chardan 2008 that would have to vote in favor of the Acquisition Proposal for it to be approved. The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Chardan 2008’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them).

PROPOSAL TO ACQUIRE DAL

General

On December 10, 2009, the Master Acquisition Agreement (“Acquisition Agreement”) was entered into by and among Chardan 2008, DAL Group, LLC, a limited liability company organized under the laws of the State of Delaware (“DAL”), David J. Stern (“Stern”), the Law Offices of David J. Stern, P.A., a professional association licensed to practice law in the State of Florida (“DJS”), Professional Title and Abstract Company of Florida, Inc., a corporation organized under the laws of the State of Florida (“PTA”), Default Servicing, Inc., a corporation organized under the laws of the State of Florida (“DSI”), together with Stern, DJS and PTA are collectively referred to herein as the “Stern Contributors”), FlatWorld DAL LLC, a limited liability company organized under the laws of the State of Delaware (“FlatWorld”), Fortuna Capital Partners LP, a limited partnership organized under the laws of the State of Delaware (“Fortuna” and collectively with FlatWorld, the “Existing Members”), Raj K. Gupta (“Gupta”), Jeffrey A. Valenty (“Valenty”), DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware (“PTA LLC”), and Default Servicing, LLC, a limited liability company organized under the laws of Delaware (“DSI LLC”). The Acquisition Agreement sets forth the framework pursuant to which (i) PTA and DSI will contribute all of their assets and certain of their liabilities to PTA LLC and DSI LLC, respectively, and DJS will contribute assets and certain liabilities relating to the non-legal processing portion of its operations to DJS LLC, (ii) the membership interests of DJS LLC, PTA LLC and DSI LLC will be transferred to DAL, (iii) the membership interests of DAL will be acquired by Chardan 2008 and the Stern Contributors and (iv) the Consideration will be paid.

Acquisition of Target Business and Structure of DAL

Upon the closing of the transactions contemplated by the Acquisition Proposal, Chardan 2008 will acquire a majority membership interest in DAL. The amount of the exact percentage ownership interest of Chardan 2008 in DAL is subject to downward adjustment to the extent any Public Shares are redeemed in exchange for a pro rata portion of the trust account. Assuming there are no redemptions of its Public Shares or assuming that there are a maximum number of permitted redemptions (i.e., 2,406,250 shares), Chardan 2008 will acquire 10,899,676 DAL Common Units or 8,493,426 DAL Common Units of DAL, which will represent 71.40%% or 65.42%, respectively, of the outstanding DAL membership units on a common unit equivalent basis. The Stern Contributors and the Existing Members collectively will own the remaining 29.05% or 34.58%, respectively, of DAL on a common unit equivalent basis. Upon the closing, Chardan 2008 will change its name to DJSP Enterprises, Inc.

Acquisition Consideration

In exchange for its membership interest in DAL, Chardan 2008 will make an initial payment of approximately $64,550,000 to DAL, reduced by an amount equal to the funds paid to Chardan 2008’s shareholders who exercise their redemption rights or dissenter’s rights, to acquire its initial majority membership interest in DAL.

In consideration of DAL’s acquisition of the membership interests in DJS LLC, PTA LLC and DSI LLC from DJS, PTA and DSI, respectively, DAL will make an initial cash payment of approximately $58,310,000 (the “Initial Cash”), issue the Stern Note in a principal amount that will range from a low of $52,659,000 to a high of $54,000,000 (the “Stern Note”) and make Post-Closing Cash payments totaling $35,000,000 and the issuance of DAL membership interests as described in the section titled “DAL’s Rights and Obligations to the Stern Contributors under the Acquisition Agreement.” Chardan 2008 will sell 1,500,000 of its ordinary shares in a private placement concurrently with the closing of the acquisition, generating gross proceeds of $10,500,000. See “Summary of Material Terms of the Acquisition Proposal”.

Additional Agreements

Services Agreement.  Upon closing of the transactions contemplated by the Acquisition Proposal, the sole customer of DJS LLC will be DJS. To ensure that DJS LLC will have an ongoing revenue stream, it will enter into a long-term Services Agreement with DJS, the initial term being twenty-five years. Under the terms of the services agreement, DJS is obligated to utilize DJS LLC to perform substantially all of the processing services required by DJS in the course of its legal representation, to the extent that DJS LLC offers those services. Payment for the services will be based upon an agreed upon fee schedule. DJS LLC will also advance the filing fees to be paid in connection with legal actions commenced by DJS, for which DJS LLC will be reimbursed by DJS when it is reimbursed by its clients.

The Services Agreement also provides that DJS LLC will make monthly payments to DJS that are designed to ensure that DJS will have an EBITDA of $2 million for each of the first four twelve-month periods following the closing of the transactions contemplated by the Acquisition Proposal. The amount of these payments will vary, depending on DJS’ EBITDA (positive or negative) for a given year. The amount of DJS’s EBITDA will be reduced by expenditures in excess of certain agreed upon levels designed to ensure cost control. There are also limits on the amount of certain items, such as compensation paid to Stern, promotional expenses and travel and entertainment expenses, that can be deducted in calculating the EBITDA of DJS.

LLC Contribution Agreements.  In order to effect the structure agreed upon by the parties to the Acquisition Agreement, each of DJS, PTA and DSI will contribute certain of its assets and liabilities to a newly-formed limited liability company, DJS LLC, PTA LLC and DSI, LLC respectively. DJS, PTA and DSI each, in turn, will contribute its ownership interest in its respective newly formed limited liability companies to DAL in exchange for ownership interests in DAL. Those contributions will be made pursuant to a series of contribution agreements that set forth the terms and conditions of the contribution and the issuance of the DAL membership interests in return.

Share Escrow Agreement.  In the Acquisition Agreement, the Stern Contributors have agreed to indemnify Chardan 2008 against, among other things, the breach of any representations and warranties made to Chardan 2008 in the Acquisition Agreement. See sections titled “Indemnification of Chardan 2008 by the Stern Contributors.” In order to secure any payment obligations that may arise under such indemnification obligations, the parties have entered into an escrow agreement, pursuant to which a portion of the DAL membership interests consideration to be issued to the Stern Contributors will be held in escrow for a period of 18 months following closing of the acquisition. The escrowed securities will be retained in escrow beyond the 18-month period to the extent necessary to satisfy any claims made against the escrow prior to expiration of the 18-month period but not resolved by that date.

Tax Indemnification Agreements.  The structure of the acquisition is designed to provide FlatWorld and the Stern Contributors with certain tax benefits. As a result of the adopted structure, Chardan 2008, may, under certain circumstances, incur adverse tax consequences. In consideration for Chardan’s willingness to utilize the structure described elsewhere in these proxy materials, DAL, the Stern Contributors, FlatWorld, Gupta and Valenty have agreed to indemnify and protect Chardan against certain adverse tax consequences, should they occur under three separate tax indemnification agreements (collectively, the “Tax Indemnification Agreements”). The agreements pertain only to specified circumstances and are subject to a limit of $8,500,000 in the case of the Stern Contributors, and $1,750,000 in the case of FlatWorld, Gupta and Valenty.

Registration Rights Agreement.  Under the terms of the various agreements governing the acquisition, the Stern Contributors and FlatWorld have the right to convert their DAL Common Units (including those issued upon the conversion of the DAL Series B Preferred Units) and the DAL Series A Preferred Units into corresponding securities of Chardan 2008 at any time after the first anniversary of the closing of the acquisition. Chardan 2008 has agreed to register the ordinary shares of Chardan 2008 that are issuable upon the conversion of the DAL Common Units and DAL Series A Preferred Units on the earlier of the first anniversary date of the Rights Agreement or the date the DAL Common Units and DAL Series A Preferred Units are first exchangeable for Chardan 2008 ordinary shares. In addition, the holders of those securities may demand that Chardan 2008 file up to two registration statements registering their ordinary shares for resale. The Rights

Agreement also contains other customary provisions for such types of agreements, including piggy-back registration rights, underwriter’s cutback provisions and short-form registration of ordinary shares for resale.

Voting Agreement.  As of closing of the transactions contemplated by the Acquisition Proposal, the Stern Contributors, FlatWorld, Chardan 2008 and certain designated shareholders of Chardan 2008 (the “Principals”) have entered into a voting agreement. Under the terms of the voting agreement, the parties other than Chardan 2008 will agree to vote all of the Chardan 2008 shares held by them in favor of four nominees to the Chardan 2008 board of directors designated by Stern (each a “Stern Designee”), two nominees designated by the Principals (each a “Principal Designee”) and Juan V. Ruiz (the “DAL Nominee”). Chardan 2008 agrees that, to the extent permissible under applicable rules of the Nasdaq Stock Market LLC, it will nominate the designees of the various parties described in the foregoing sentence. If the number of nominees that Chardan 2008 can designate under the Nasdaq rules is less than all seven, then Chardan 2008 shall nominate directors as follows: (i) if Chardan 2008 can only nominate two or fewer nominees, Chardan 2008 will nominate Stern Nominees for these positions, (ii) if Chardan 2008 can only nominate three nominees, Chardan 2008 will nominate two Stern Nominees and one Principal Nominee, or (iii) if Chardan 2008 can only nominate four, five or six nominees, Chardan 2008 will nominate one Principal Nominee, the DAL Nominee and the remainder Stern Nominees. The term of the voting agreement is five years from the closing of the transactions contemplated by the Acquisition Proposal, or shorter in certain other events, including: a liquidation (as defined by Chardan 2008’s Memorandum and Articles of Association); the occurrence of a merger or similar transaction in which Chardan 2008 is not the surviving entity; after the Post-Closing Cash (as defined elsewhere in this proxy statement) has been paid in full, termination of Stern’s employment by Chardan 2008 and all of its affiliates or the termination of the Services Agreement between DJS and the DJS LLC or any agreement succeeding it.

Consulting Agreements.

The Chardan Capital Agreements.  DAL will pay to Chardan Capital, LLC, (“Chardan Capital”) an affiliate of Zhang Li, Chardan 2008’s current chairman, a consulting payment of $2 million post closing (the “Chardan Capital Fee”). The fee is being paid in consideration of the work performed by Chardan Capital, LLC to support Chardan 2008 in identifying and evaluating prospective targets for a business combination with Chardan 2008 and, after the Target Business had been chosen, in negotiating and documenting the terms on which DAL would be acquired. The principal source of the funds to pay the Chardan Capital Fee will be approximately 5% of the proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Line of Credit. If the Chardan Capital Fee is not paid in full by the six month anniversary of the closing, Chardan Capital LLC is also entitled to receive approximately 5% of DAL’s Designated Free Cash Flow until the Chardan Capital Fee is paid in full. If the Post-Closing Cash is paid in full prior to the time that the Chardan Capital Fee is paid in full, then Chardan Capital LLC will be entitled to received 50% of the proceeds from Chardan 2008’s required exercise of the DAL Warrants not used to satisfy the Stern Note or the lenders pursuant to the terms of the DAL Line of Credit and 50% of the Designated Free Cash Flow until the Chardan Capital Fee is paid in full. In addition, DAL and Chardan Capital LLC will enter into a management services agreement, effective as of January 1, 2011, which will call for Chardan Capial LLC to provide certain management services to DAL in exchange for a $40,000 monthly fee.

Additionally, Chardan Capital Markets, LLC, of which Mr. Propper is Chief Executive Officer, will act as placement agent for the Private Placement that will close in conjunction with the acquisition. Chardan Capital Markets, LLC is expected to receive a placement fee of $500,000 in connection with that financing, of which $250,000 will be deferred and paid pursuant to the Chardan Capital Markets Note. The terms of the Chardan Capital Markets Note provide for a 5% interest rate and amortizing payments which will begin to be paid on the first business day of each calendar month following the date that the Stern Note is paid in full. The amortizing payments will be equal to the remaining unpaid principal balance of the Chardan Capital Markets Note divided by 12. The maturity date of the Chardan Capital Markets Note is the earlier of the one year anniversary of the payment in full of the Stern Note or 24 months after the closing of the transactions contemplated by the Acquisition Proposal.

DAL will also enter into a management Services Agreement with Chardan Capital, LLC, effective as of January 1, 2011, pursuant to which Chardan Capital, LLC will provide various management services to DAL in exchange for a monthly fee of $40,000 (the “Chardan Services Agreement”).

The FlatWorld Advisory Services Agreement.  At or after the closing of the transactions contemplated by the Acquisition Proposal, DAL and FlatWorld will also enter into an agreement to provide ongoing consulting services to DAL (the “FlatWorld Services Agreement”) beginning in the second year after the closing of the acquisition (the “Management Services Term”). FlatWorld will be paid a monthly amount of $111,111.11 during the Management Services Term. In addition, DAL will pay FlatWorld a 2% acquisition fee based on the total enterprise value of any acquisition made by DAL post-closing for which FlatWorld has acted as financial intermediary.

Facilities Sharing Agreement.  Following the closing of the Acquisition, DJS LLC will have become the lessee of the premises used for its operations located at 900 S. Pine Island Rd., Plantation, Florida. DJS and DJS LLC, will have entered into an agreement pursuant to which DJS will be entitled to occupy a portion of those premises for conducting its operations, in exchange for which DJS will pay rent to DJS LLC. In addition, the facilities sharing agreement establishes the terms on which DJS will be entitled to utilize certain office equipment located at the premises and on which DJS LLC will furnish certain back-office services to DJS.

Amended and Restated Limited Liability Company Agreement of DAL Group, LLC

Concurrently with the closing of the transactions contemplated by the Acquisition Proposal, each of DAL, Chardan 2008, DJS, PTA, DSI, FlatWorld and Fortuna (collectively, the “Members”) will execute the Amended and Restated Limited Liability Company Agreement of DAL Group, LLC (the “LLC Agreement”).

Types of Interests.  Three types of membership interests will be available to be issued to the Members on the closing of the acquisition, DAL Common Units, DAL Series A Preferred Units and DAL Series B Preferred Units. At any time after the one year anniversary of the closing date, holders of DAL Series A Preferred Units and DAL Common Units will have the right to exchange all or a portion of DAL Common Units and DAL Series A Preferred Units held by such holder in exchange for Chardan 2008’s ordinary shares and Series A Preferred Shares, respectively, subject to an acceleration of such exchange date for the Existing Members under limited circumstances. At Chardan 2008’s request, and if approved unanimously by the members of Chardan 2008’s board of directors nominated by certain principals of Chardan 2008, if any are entitled to serve on the Chardan 2008 board of directors, and Kerry Propper, so long as he owns any of Chardan 2008’s outstanding voting shares, and with the consent of the members of DAL, other than Chardan 2008, holding more than 50% of the outstanding interests in DAL, on a common unit equivalent basis, a party seeking to exchange his or her DAL Common Units or DAL Series A Preferred Units may receive cash in lieu of Chardan 2008 ordinary shares or Series A Preferred Shares at their fair market value.

Transferability.  Except as otherwise provided in the LLC Agreement, a Member may transfer all or a portion of his or its membership interests in DAL to an affiliate (as defined in the definition of “Permitted Transferee” in the LLC Agreement) or to another Member, except that Chardan 2008 may only transfer its membership interest with the written approval of the members of the board of managers not nominated by the Stern Contributors or the members, other than Chardan 2008, holding more than 50% of the DAL membership interests, which approval may be withheld in their sole discretion. Until the first anniversary of the LLC Agreement, the Members may not pledge their DAL membership interest or enter into any hedging transactions with respect to the DAL membership interests that could involve a transfer of membership interests in DAL. Additionally, no member is permitted to transfer any DAL membership interest and neither DAL nor any Member is permitted to enter into any financial instrument or contract the value of which is determined in whole or part by reference to DAL and which would be treated as “an interest in a partnership” for purposes of Treasury Relation Section 1.7704-1(a)(2), if the effect of such transfer or such financial instrument or contract would be to cause or create a material risk of causing (a) DAL to be classified as a publicly traded partnership within the meaning of Internal Revenue Code Section 7704 or (b) DAL to terminate for federal income tax purposes. Additionally, unless consented to in writing by the Stern Contributors and the board of managers of DAL, in their sole discretion, no Member is permitted to transfer a membership interest or an interest therein if such transfer would cause DAL not to satisfy one or more of the safe harbor provisions of

Treasury Regulations Section 1.7704-1, relating to publicly traded partnerships. In certain other circumstances, such as if DAL has 100 or more members or if the board of managers of DAL reasonably believes that a transfer may cause DAL to terminate for federal income tax purposes, DAL may also require opinions of counsel prior to determining whether to consent to a transfer of membership interests of DAL.

Governance.  The business and affairs of DAL will be governed by a board of managers that will consist of five managers. Stern, Raj Gupta, Mark Harmon, Matthew Kayton and Jerry Hutter will comprise the initial board of managers. Managers may only be removed for certain reasons enumerated in the LLC Agreement and will hold office until removal or until their resignation or death. Vacancies will be filled by such manager’s alternative manager as set forth in the LLC Agreement. For so long as the Stern Contributors beneficially own DAL membership interests comprising of at least five percent of the outstanding DAL membership interests, the Stern Contributors shall have the right to appoint one manager to the board of managers. For so long as FlatWorld beneficially owns DAL membership interests comprising of at least five percent of the outstanding DAL membership interests, FlatWorld shall have the right to appoint one manager to the board of managers.

During any period when the Stern Contributors, FlatWorld and their transferees beneficially own DAL membership interests comprising at least ten percent of the DAL outstanding membership interest, there are certain actions enumerated in the LLC Agreement that the board of managers cannot take without the prior written consent of the Stern Contributors and FlatWorld including but not limited to taking any actions in contravention of the LLC Agreement or entering into, amending or waiving any contract with a member of DAL or its affiliate with any party that its not at arm’s length.

During any period when Chardan 2008 beneficially owns any DAL membership interests comprising more than fifty percent of the outstanding DAL membership interests, there are certain actions enumerated in the LLC Agreement that the board of managers cannot take without Chardan 2008’s prior written consent, including but not limited to taking any actions in contravention of the LLC Agreement or entering into, amending or waiving any contract with a member of DAL or its affiliate with any party that its not at arm’s length.

At any time when a Stern Contributor beneficially owns any membership interest in DAL, the board of managers on behalf of DAL shall not, directly or indirectly, sell, transfer or dispose of any of the membership interests of DJS LLC, PTA LLC or DSI LLC, without the consent of the Stern Contributors.

Chardan 2008 Covenants.  Commencing on the date of the LLC Agreement, Chardan 2008 is prohibited from taking certain actions specified in the LLC Agreement, which include, but are not limited to, issuing any shares or other convertible securities unless such securities are Chardan 2008 securities convertible into or exchangeable for Chardan 2008 ordinary shares without the prior consent of members of the board of managers not nominated by the Stern Contributors or the Members, other than Chardan 2008, holding more than 50% of the DAL membership interests. Additionally, there are certain actions set forth in the LLC Agreement that Chardan 2008 must take, such as calling the Chardan 2008 public warrants at the earliest permitted time. Finally, Chardan 2008 has agreed to, among other things, devote all of its time and business efforts to promoting the Target Business and the interests of DAL.

Capital Contributions.  No Members are required to make any capital contributions to DAL unless the Members unanimously approve such additional capital contributions; provided, however, that Chardan 2008 is required to contribute to DAL the net proceeds (including, without limitation, cash, securities, assets or other property) received from (i) any private placement, public offering or other sale or distribution after the closing of the acquisition of Chardan 2008 ordinary shares or securities convertible into or exchangeable or exercisable for Chardan 2008 ordinary shares (a “Chardan Convertible Security”), or the exercise, conversion or exchange of a Chardan Convertible Security, including Chardan 2008 ordinary shares or Chardan Convertible Securities issued in a merger or other business combination or (ii) the sale of property, incurrence of indebtedness, recapitalization or refinancing, or from any other capital raising transaction not covered by (i). Additionally, no Member is entitled to be repaid any portion any capital contribution made or to withdraw any portion of any capital contribution made except as specifically provided in the LLC Agreement.

Amending the LLC Agreement.  All amendments to the LLC Agreement must be approved by the Members holding a majority of the outstanding DAL membership interests and a majority of the outstanding DAL Series A Preferred Units. Notwithstanding the foregoing, any amendment that adversely affects the rights of holders of DAL Series B Preferred Units will not be effective until approved by Members holding a majority of the outstanding DAL Series B Preferred Units and any amendment that disproportionally disadvantages one Member relative to another Member of the same series will not be effective without the approval of such disadvantaged Member. Additionally, certain provisions specified in the LLC Agreement cannot be amended without the approval of the Stern Contributors, the Existing Members and Chardan 2008.

Preferred Units and Escrow

The DAL Series A Preferred Units will be convertible into DAL Common Units at the option of the holder on a 1-for-1 basis. They will vote with the DAL Common Units on an as converted basis, have a $15.00 per Unit Interest non-participating liquidation preference and participate pro rata with the DAL Common Units in all non-liquidating distributions.

The DAL Series B Preferred Units will be issued in 5 subclasses (Series B-1 through Series B-5). The Stern Contributors will hold 596,666 shares of each of Series B-1 and Series B-2, and 646,667 shares each of Series B-3, Series B-4 and Series B-5. The Existing Members will hold 153,334 shares of each of Series B-1 and Series B-2 and 153,333 shares of each of Series B-3, Series B-4 and Series B-5. Each subclass of the DAL Series B Preferred Units will be convertible into DAL Common Units if the Chardan 2008 share price achieves certain price targets for 10 out of any 30 consecutive trading days, as reflected below:

Series B Subclass	Price Target
B-1	$10.00
B-2	$12.50
B-3	$15.00
B-4	$17.50
B-5	$20.00

In the event that there is a change in control of Chardan 2008 or DAL, if any subclass of Series B Preferred has not previously converted, it will convert upon closing of such a transaction if the per share consideration received by Chardan 2008 ordinary shareholders in the transaction equals or exceeds the price target for that subclass.

Any DAL Series B Preferred Units that have not converted within five (5) years of the closing of the acquisition will no longer carry the right to convert, and each Series B Preferred Unit not then converted may be repurchased by DAL for $0.001 per unit.

The Stern Note

The Stern Contributors have agreed to take the Stern Note from DAL in a principal amount ranging from a low of $52,659,000 to a maximum of $54,000,0000. The principal terms of the Stern Note include the following:

•	The principal amount of approximately $52,659,000 (subject to adjustment to a maximum amount of $54,000,000 depending on the amount of the shortfall in Initial Cash);
•	Interest of 3.0% per annum, payable monthly; with a default rate equal to the lesser of (a) the current interest plus 10% or (b) the highest lawful rate;
•	A maturity date that is 36 months after the closing of the acquisition;
•	All assets of DAL and its subsidiaries will secure repayment of the Stern Note, the security interest to be junior to the DAL Line of Credit.
•	Payment in the amount of 90% of its free positive cash flow (equal to EBITDA, plus accrued taxes, less debt service, cash taxes, capital expenditures and net changes in working capital) (“Designated

Free Cash Flow”) will be made monthly. In addition, all proceeds from the exercise of the DAL Warrants by Chardan 2008 will be used to repay the Stern Note, with any proceeds not required for that purpose to be used to pay the Post-Closing Cash;
•	Customary events of default including, without limitation, breaches of covenants or representations, material adverse change or any merger or other change in control transaction; and
•	Customary affirmative and negative covenants including, without limitation, liens, restricted payments, sales of assets and business combination transactions.

In the event that holders of more than approximately 2.50% of Chardan 2008’s Public Shares both vote against the Acquisition Proposal and elect to exercise their redemption rights, there may not be enough cash available to consummate the acquisition under the current terms unless the parties waive the requirement that the Stern Note not exceed the principal amount of $54,000,000.

Warrant Sale Agreement.  In order to make available to DAL a greater amount of cash to satisfy its obligations pursuant to the Stern Note and to pay the Post-Closing Cash, certain holders of the Chardan 2008 warrants issued in a private placement prior to Chardan 2008’s initial public offering (the “Private Placement Warrants”) have agreed to modify the terms of those warrants pursuant to the Warrant Sale Agreement. Specifically, the Private Placement Warrants have a “cashless exercise” provision, which allow the holder to exercise the warrants without paying cash by exchanging them for a reduced number of Chardan 2008 ordinary shares. Those holders of the Private Placement Warrants will agree either to exercise their warrants for cash or to sell the warrants to a third party on the condition that the third party will exercise them for cash. It is a condition to the closing that owners of at least ninety percent (90%) of the owners of the Private Placement Warrants shall have executed and delivered the Warrant Sale Agreement.

The obligation to sell or exercise the Private Placement Warrants under the agreement arises on the later of six months following the closing of the acquisition or upon the effectiveness of the resale registration statement covering the Private Placement Warrants and the shares underlying them. In addition, the obligation to sell or exercise the warrants exists only if the closing price of Chardan 2008 ordinary shares is $9.00 or higher on a trading day. There is also a daily volume commitment that is equal to the greater of 50,000 warrants or 10% of the average daily trading volume of Chardan 2008 ordinary shares on any trading day on which the $9.00 threshold is satisfied.

In consideration of the agreement of the holders of the Private Placement Warrants to forgo their cashless exercise rights, Chardan 2008 will issue to them, in the aggregate, 233,010 additional Chardan 2008 ordinary shares, provided that all of the Private Placement Warrants are exercised for cash or sold pursuant to the Warrant Sale Agreement.

Representations and Warranties

In the Acquisition Agreement, DJS, PTA, DSI and Stern make certain representations and warranties relating to, among other things: (a) capital structure; (b) proper organization; (c) authorization, execution, delivery and enforceability of the Acquisition Agreement and other transaction documents; (d) absence of conflicts; (e) required consents and approvals; (f) taxes and audits; (g) financial information; (h) absence of certain changes or events; (i) title to assets and properties; (j) material contracts; (k) ownership of intellectual property; (l) employment and labor matters; (m) compliance with laws; (n) environmental matters; (o) insurance; and (p) brokers.

DAL and the Existing Members have made representations and warranties relating to, among other things: (a) formation; (b) authorization, (c) consents; (d) brokers; (e) conflicts; (f) organization; and (g) taxes.

In the Acquisition Agreement, Chardan 2008 makes certain representations and warranties relating to, among other things: (a) formation, organization, authorization, and capitalization; (b) absence of conflicts; (c) legal proceedings; (d) consents; (e) financial information; (f) taxes, (g) absence of certain events, (h) affiliates (i) contracts, (j) litigation and compliance with laws, (k) banks, (l) trust account status, (m) SEC reporting, (n) business practices, (o) complete disclosure, and (p) brokers.

Tax Indemnification Agreements.  The structure of the Acquisition is designed to provide the Stern Contributors and FlatWorld with certain tax benefits. As a result of the adopted structure, under certain circumstances Chardan 2008 may incur adverse tax consequences. In consideration for Chardan 2008’s willingness to utilize the structure described elsewhere in these proxy materials, the parties who will receive tax benefits from the structure have agreed to indemnify and protect Chardan against certain adverse tax consequences, should they occur under three separate tax indemnification agreements (collectively, the “Tax Indemnification Agreements”). The agreements pertain only to specified circumstances and are subject to a limit of $8,500,000 in the case of the Stern Participants, and $1,750,000 in the case of FlatWorld, Gupta and Valenty.

Master Agreement and Contribution and Membership Interest Purchase Agreement Provisions

Indemnification

DJS, PTA, DSI and Stern, jointly and severally, agree to indemnify each of Chardan 2008, DAL, and their respective partners, officers, directors, employees, affiliates, agents, successors and assigns, from and against (a) all liabilities, subject to the limitations set forth in the Acquisition Agreement, based on or attributable to the failure of any representation or warranty of DJS, PTA, DSI, DJS LLC, PTA LLC, DSI LLC or Stern or breach of a covenant or other agreement of DJS, PTA, DSI, DJS LLC, PTA LLC, DSI LLC or Stern; (b) all liabilities attributable to or resulting from or related to a liability not assumed by DAL; or (c) all liabilities for taxes assessed or due for a period prior to the closing of the transactions contemplated by the Acquisition Agreement.

FlatWorld, Gupta and Valenty, (in the case of Gupta and Valenty, severally, but not jointly), agree to indemnify each of Chardan 2008, DAL, DJS, PTA, DSI and each of their respective officers, directors, employees, affiliates, agents, successors and assigns, from and against (a) all liabilities, subject to the limitation set forth in the Acquisition Agreement, based on or attributable to the failure of any representation or warranty of any Existing Member, Gupta or Valenty, (b) all liabilities, subject to the limitations set forth in the Acquisition Agreement, based on or attributable to a breach of a covenant or other agreement of DAL (prior to closing), an Existing Member, Gupta or Valenty, and (c) all liabilities of DAL for any pre-closing period, subject to the limitation set forth in the Acquisition Agreement, to the extent not related to the transactions contemplated by the Acquisition Agreement.

Chardan 2008 agrees to indemnify each of David J. Stern, DJS, PTA and DSI and each of their respective officers, directors, employees, affiliates, agents, successors and assigns, from and against all liabilities, subject to the limitation set forth in the Acquisition Agreement, based on or attributable to the failure of any representation or warranty of Chardan 2008 or a breach of a covenant or other agreement of Chardan 2008.

DAL, DJS LLC, PTA LLC and DSI LLC agree to indemnify and hold harmless each of DJS, PTA and DSI and each of their respective officers, directors, employees, affiliates, agents, successors and assigns, from and against, all liabilities attributable to or resulting from a breach of any covenant or other agreement on the part of any of DJS LLC, PTA LLC or DSI LLC under the contribution agreements.

Indemnification Limitations

DJS, PTA, DSI and David J. Stern will not have any liability to Chardan 2008 or DAL or their respective partners, officers, directors, employees, affiliates, agents, successors and assigns until the aggregate amount of all of such parties indemnifiable liabilities exceed $500,000 up to a cap of $15,000,000, subject to certain exceptions.

Chardan 2008, DAL, DJS LLC, PTA LLC and DSI LLC shall not have any liability to DJS, PTA, DSI or Stern or their respective partners, officers, directors, employees, affiliates, agents, successors and assigns, until the aggregate amount of all of such parties indemnifiable liabilities exceed $250,000 up to a cap of $5,000,000, in the case of Chardan 2008, subject to certain exceptions.

The Existing Members, Gupta and Valenty shall not have any liability to Chardan 2008, DAL, DJS, PTA, and DSI and each of their respective officers, directors, employees, affiliates, agents, successors and assigns, until the aggregate amount of all idemnifiable liabilities of Chardan 2008, DAL, DJS, PTA, and DSI and each of their respective officers, directors, employees, affiliates, agents, successors and assigns exceed $50,000 up to a cap of the lesser of (a) 55% of the after-tax cash proceeds received by FlatWorld and its affiliates as a result of the transactions contemplated by the Acquisition Agreement and (b) $1,500,000, subject to certain exceptions. Furthermore, with respect to Gupta and Valenty, any liability for indemnification shall be several and not joint and shall be shared pro rata in the ratio of 60% from Gupta and 40% from Valenty.

Closing Conditions

Conditions to obligations of DAL:  The following conditions must be satisfied, or waived by DAL, prior to closing: (a) no proceedings or orders prohibiting the transactions shall be pending or entered; (b) the representations and warranties of DJS, PTA, DSI, DJS LLC, PTA LLC, DSI LLC and Stern shall be true, correct and complete in all material respects; (c) each of DJS, PTA, DSI, DJS LLC, PTA LLC, DSI LLC and Stern shall be in compliance with their obligations under the Acquisition Agreement and the other transaction documents; (d) DAL shall have received closing certificates from each of DJS, PTA and DSI; (e) DAL shall have received an officer’s certificate from each of DJS, PTA, and DSI; (f) DAL shall have received a good standing certificate from each of DJS, PTA, DSI, DJS LLC, PTA LLC and DSI LLC; (g) no material adverse change shall have occurred; (h) after giving effect to the transactions contemplated by the Acquisition Agreement, none of DJS LLC, PTA LLC or DSI LLC shall have any indebtedness except as set forth on a schedule; (i) all required consents shall have been obtained; (j) DAL shall have received UCC-3 termination statements from parties specified in the Acquisition Agreement or a schedule thereto; (k) DAL shall have received an executed FIRPTA Certificate from each of DJS, PTA, DSI, DJS LLC, PTA LLC and DSI LLC; (l) Each of DJS, PTA, DSI, DJS LLC, PTA LLC and DSI LLC shall have executed releases; (m) Stern shall have executed an employment agreements; (n) the LLC Agreement shall have been executed by all parties signatory thereto; (o) DAL shall have received financing for the transactions contemplated by the Acquisition Agreement; (p) DAL shall have received certificates evidencing that each of DJS LLC, PTA LLC and DSI LLC have insurance with respect to the Target Business that meets certain criteria; (q) DAL shall have received an assignment of the lease agreements; (r) the contribution agreements with respect to DJS LLC, PTA LLC and DSI LLC shall have been executed; (s) the Services Agreement shall have been executed by all parties signatory thereto; (t) DSI and PTA shall have executed documents changing their names; (u) each of DJS, PTA and DSI and the escrow agent shall have executed the escrow agreement; (v) the facilities sharing agreement shall have been executed by all parties signatory thereto; (w) DAL shall have received such other instruments of conveyance and assignment as it deems reasonably necessary; (x) DAL’s aggregate cash on hand on the closing date shall equal or exceed $400,000; (y) the FlatWorld Services Agreement shall have been executed by all parties signatory thereto; (z) the Chardan Services Agreement shall have been executed by all parties signatory thereto; and (aa) all other documents not specifically contemplated above but contemplated by the Acquisition Agreement, shall be executed by all parties signatory thereto.

Conditions to obligations of DJS, PTA and DSI:  The following conditions must be satisfied, or waived by DJS, PTA or DSI as applicable, prior to the closing: (a) the representations and warranties of DAL and Chardan 2008 shall be true, correct and complete in all material respects; (b) DAL and Chardan 2008 shall be in compliance with their obligations under the Acquisition Agreement and the other transaction documents; (c) DJS, PTA, and DSI shall have received an officer’s certificate from DAL and Chardan 2008; (d) DAL shall have paid, in the aggregate, the Initial Cash to DJS, PTA and DSI; (e) the Existing Members, the principals and Chardan 2008 shall have executed the voting agreement; (f) Chardan 2008’s shareholders shall have approved the Acquisition Proposal by December 31, 2009; (g) evidence or confirmation from Chardan 2008’s agent of the filing with the required governmental entities in the British Virgin Islands of the transactions contemplated by the Acquisition Agreement shall have been received; (h) no proceedings or orders prohibiting the transactions shall be pending or entered; (i) each of DAL and Chardan 2008 shall have delivered a good standing certificate; (j) no material adverse change shall have occurred; (k) all required consents shall have been obtained; (l) Stern shall have executed an employment agreement; (m) the LLC Agreement shall have been executed by all parties signatory thereto; (n) DAL shall have received financing for the transactions contemplated by the Acquisition Agreement; (o) the Services Agreement shall have been executed by all parties signatory thereto; (p) the facilities sharing agreement shall have been executed by all parties signatory thereto; (q) DJS, PTA and DSI shall have received such other instruments of conveyance and assignment as each deems reasonably necessary; (r) Chardan and the owners of at least ninety percent (90%) of the owners of the of the Private Placement Warrants shall have executed and delivered the Warrant Sale Agreement; (s)

DAL shall have delivered the Stern Note, in a principal amount not in excess of $54,000,000, and the documents related thereto, to the Stern Contributors; and (t) all other documents not specifically contemplated above but contemplated by the Acquisition Agreement, shall be executed by all parties signatory thereto.

Conditions to Obligations of Chardan 2008.

The following conditions must be satisfied or waived by Chardan 2008 prior to the closing: (a) Chardan 2008’s public shareholders have not exercised their redemption rights with respect to more than 35% of Chardan 2008 ordinary shares owned by them, (b) Chardan 2008’s shareholders shall have approved the Acquisition Proposal and shall have approved the Election of Directors; (c) all of DAL’s conditions set forth above shall have been satisfied or separately waived by Chardan 2008.

Restrictive Covenants

As part of the transactions contemplated by the Acquisition Agreement, each of DJS, PTA, DSI and Stern have agreed, for a period ending on the fifth anniversary thereof (the “Restrictive Period”), not to induce, encourage or solicit any employee, contractor or agent of any of Chardan 2008, DAL, DJS LLC and their affiliates to leave the employ or sever their relationship with Chardan 2008, DAL, DJS LLC or their affiliates and will not, directly or indirectly, employ or be interested in any business that employs any person who was an employee or agent of any of Chardan 2008, DAL, DJS LLC or their affiliates at ay time during the six months preceding the first solicitation or hiring of such person. Each of DJS, PTA, DSI and Stern have also agreed during the Restrictive Period, not to directly or indirectly, own any interest in, manage or in any other manner engage in any business in the United States that is competitive with the services provided by the Target Business. During the Restrictive Period, each of DJS, PTA, DSI and Stern have also agreed not to solicit, or otherwise induce any customer or supplier of any of Chardan 2008, DAL, DJS LLC and their affiliates to terminate or otherwise adversely modify its relationship with such entities. Stern has also agreed to be subject to these limitations, for a period ending on the later of (i) the term of Stern’s employment with all of Chardan 2008, DAL, DJS LLC and their affiliates or (ii) two years after the termination of Stern’s employment with all of Chardan 2008, DAL, DJS LLC and their affiliates for any reason if no longer than the Restrictive Period. In no event shall the restrictive covenants prohibit DJS or Stern from practicing law.

Termination

The Acquisition Agreement may be terminated for any of the following reasons: (a) by mutual consent of DAL, Chardan 2008 and DJS, PTA and DSI; (b) by Chardan 2008 if any representation or warranty of any of DJS, PTA, DSI, Stern, DAL, an Existing Member, Gupta or Valenty is untrue and such untruth causes a material adverse effect and it is not curable by December 31, 2009; (c) by DJS, PTA, DSI if any representation or warranty of DAL, an Existing Member, Gupta, Valenty or Chardan 2008 is untrue and such untruth causes a material adverse effect and it is not curable by December 31, 2009; (d) by Chardan if any obligation, term or condition to be performed by any of DJS, PTA, DSI, an Existing Member, Gupta or Valenty under the Acquisition Agreement or the Contribution Agreement had not been performed and such failure results in a breach of a transaction document; (e) by DJS, PTA or DSI if any obligation, term or condition to be performed by any of DAL, an Existing Member, Gupta, Valenty or Chardan 2008 under the Acquisition Agreement or the Contribution Agreement had not been performed and such failure to perform results in a breach of a transaction document; (f) by Chardan 2008, DJS, PTA or DSI if the transactions contemplated by the Acquisition Agreement are prohibited by a permanent injunction or other final, non-appealable court order; (g) by Chardan 2008 if it is not in material breach with respect to its obligations under the Acquisition Agreement or the Contribution Agreement or by DJS, PTA or DSI if they are not in material breach of their obligations under the Acquisition Agreement or the Contribution Agreement, if closing has not occurred by December 31, 2009; (h) by DJS, PTA or DSI if Chardan 2008 has not received shareholder approval for the Acquisition Proposal; the Amendment Proposal and the Election of Directors by December 31, 2009 or if Chardan 2008’s public shareholders have exercised their redemption rights with respect to more than 35% of the issued and outstanding Chardan 2008 ordinary shares owned by them; and (i) by Chardan 2008, DJS, PTA or DSI if the requisite number of Chardan 2008 shareholders have not approved the Acquisition Proposal.

Background

Chardan 2008 initially intended to acquire a business that had its principal operations in the People’s Republic of China (the “PRC”). Relying upon the many relationships that Chardan 2008’s Chairman, Li Zhang, has developed during more than 20 years of conducting business activities involving Chinese companies, and the relationships of Chardan 2008’s CEO, whose firm, Chardan Capital Markets, LLC, had done several financings of Chinese companies, the management of Chardan 2008 identified numerous potential targets. Mr. Zhang, Mr. Propper and their associates had also already completed successful transactions involving blank check companies and Chinese targets.

The criteria used in identifying potential targets were that the business needed to have a demonstrated history of profitability with potential for significant growth, as well as having a use for the capital that a business combination with Chardan 2008 would provide. A strong management team suitable for a company whose shares would be publicly traded in the U.S. and involvement in a sector that would offer a relatively high price-earnings ratio were also highly desirable attributes.

Chardan 2008 management held preliminary discussions with close to twenty potential targets, which were involved in a wide range of businesses. These discussions began in the first month after Chardan 2008’s initial public offering in August 2008. The majority of those discussions did not progress beyond the preliminary stage, the unsuccessful candidates having been screened out on the basis of one or more of the criteria listed in the prior paragraph. Discussions went beyond the preliminary stage with three of the PRC-based candidates, which included an onshore and offshore oil rig manufacturer, a coal mining and distribution company and a heavy equipment manufacturing company.

In the course of the discussions with the PRC candidates, the global financial crisis took hold of the major credit markets. The effects of the financial crisis on the various potential targets under consideration was difficult to gauge. However, as the crisis continued, Chardan 2008’s management determined that a business combination with a Chinese company might be viewed by the financial community as risky, which was a significant adverse factor in management’s view under those market conditions, where risk was highly undesirable and liquidity was at a premium. In response, Chardan 2008’s management began to consider the acquisition of a non-Chinese company, while continuing to evaluate Chinese opportunities.

Description of Significant Events with Target

On or around January 31, 2009, Ramnarain J. Jaigobind of Rodman & Renshaw, LLC informed Kerry Propper, the chief executive officer of Chardan 2008, that the Target Business was seeking to engage in a business combination with a public company. Mr. Jaigobind was an acquaintance of Mr. Propper, and they had previously worked together on other transactions. Based on initial conversations, Mr. Propper was interested in exploring a potential transaction with the Target Business. Accordingly, Mr. Jaigobind put Mr. Propper in touch with FlatWorld Capital, LLC (“FlatWorld Capital”), which had entered into a letter of intent dated July 16, 2008, which was subsequently revised and extended on October 28, 2009 (the “October 2008 LOI”) to engage in a business combination involving the Target Business in October 2008. Such letter of intent was subsequently contributed to FlatWorld Capital’s shell acquisition company, FlatWorld Ingenium Consulting Acquisition LLC (name changed to DJSP Acquisition LLC on May 13, 2009).

Following these preliminary discussions, FlatWorld Capital and Chardan 2008 entered into a non-disclosure agreement on February 3, 2009 pursuant to which Chardan 2008 agreed to treat information obtained from FlatWorld Capital and the Target Business as confidential and to pursue a business combination with the Target Business together with an affiliate of FlatWorld Capital. On February 6, 2009, Jeffrey Valenty and others from FlatWorld Capital met with Mr. Propper and Priyanka Mahajan of Chardan Capital Markets, LLC. In this meeting, FlatWorld Capital presented the opportunity for a business combination and also shared FlatWorld Capital’s investment memoranda and due diligence materials from the Target Business. Because of mutual interest in pursuing a transaction, FlatWorld Capital and Chardan 2008 continued discussions, including numerous e-mail exchanges and conference calls on March 16 and 20, 2009, on the business and operations of the Target Business and the optimal structure for completing a business combination.

On April 1, 2009, Mr. Valenty and others from FlatWorld Capital, met with Mr. Propper and Ms. Mahajan to discuss further diligence on the Target Business and to finalize a proposal to be made to David J. Stern, the sole owner of the Target Business, and his financial advisor, P&M Corporate Finance (“PMCF”).

On April 3, 2009, teams from Chardan 2008 and FlatWorld Capital met with Mr. Stern and his representatives to discuss a business combination between Chardan 2008 and the Target Business. Mr. Stern, Mr. Propper, Richard Propper of Chardan Capital, LLC, Mr. Valenty, Bryan Hughes of PMCF and Mr. Jaigobind attended this meeting. During the meeting the parties reached an understanding in principal on a business combination with the Target Business. Subject to further diligence, the parties also tentatively agreed to adopt a holding company structure similar to structures used by public real estate investment trusts, commonly referred to as “umbrella partnership REITs” or “UPREITs.” This transaction structure was ultimately agreed upon by the parties and is reflected in the definitive documents. FlatWorld Capital effectively contributed the October 2008 LOI to DAL, which at that time was a wholly-owned affiliate of FlatWorld Capital and currently is owned indirectly by the principals of FlatWorld Capital, effective May 1, 2009. The Stern Contributors will contribute the Target Business to DAL in connection with the closing.

Beginning in May 22, 2009, Chardan 2008 worked with its, FlatWorld’s and Mr. Stern’s counsel on alternative deal structures to the “UPREIT” structure, in order to avoid the creation of a minority interest in DAL. After several discussions with counsel, such other structures were not agreed upon.

The consideration agreed upon with respect to the business combination was generally $135 million in cash (of which $35 million would be deferred until post-Closing), 2.6 million DAL Common Units, 1.67 million DAL Series A Preferred Units and 3.9 million DAL Series B Preferred Units, which generally would have as their only rights the automatic conversion into ordinary shares of Chardan 2008 in the event Chardan 2008’s share price achieved certain targets within five years of the Closing. DAL was expected to borrow approximately $50 million of the $100 closing cash payment.

On April 30, 2009, Chardan 2008 forwarded the first draft of its proposed revisions to the October 2008 LOI to PMCF and DAL for review. DAL, Mr. Stern, the Stern Contributors and their advisors negotiated this revised non-binding letter of intent for a business combination between DAL and the Target Business over the next several weeks, including numerous email exchanges and conference calls on April 16, May 1 and 21, and June 2, 2009. In parallel, DAL, Chardan 2008, Mr. Stern, the Stern Contributors and their advisors negotiated a separate nonbinding letter of intent pursuant to which Chardan 2008 would agree to acquire an equity interest in DAL once it had completed a business combination with the Target Business.

On June 8, 2009, Richard Propper, an advisor to Chardan 2008, met with Mr. Stern at his offices in Plantation, Florida to finalize a revised letter of intent for DAL’s acquisition of the Target Business and Chardan 2008’s investment in DAL. The parties executed an amended and restated letter of intent and a corresponding letter agreement with DJS and Chardan effective June 9, 2009.

On June 12, 2009, Chardan 2008 circulated working group contact information, and an “all hands” conference call took place on June 18, 2009 to discuss the logistics of completing the various tasks that were needed to effect the business combination, including due diligence information exchanges and reviews, legal documentation preparation and the draft of a proxy statement needed for the Chardan 2008 shareholder meeting and vote on approval of the Acquisition Proposal. Thereafter, the parties and their advisors carried out their respective tasks and negotiated the terms, until the parties were in a position to execute binding definitive agreements.

In addition, Chardan 2008 retained PMCF to raise the permanent debt financing that would be needed for DAL to pay the Stern Contributors a portion of the cash consideration they are to receive in connection with the Closing. Chardan Capital also separately sought short-term bridge financing in order to permit the closing to be completed sooner than in the case of the use of permanent debt financing. Attempts to negotiate acceptable terms with several potential lenders proved more difficult than anticipated. In order to complete the Acquisition Proposal, the parties agreed that the Stern Contributors would increase the amount of the cash consideration to be deferred. In exchange for that agreement, the cash consideration payable to the Stern

Contributors has been increased to $145,969,080, of which approximately $87 million would be deferred and the number of DAL Common Units to be issued to the Stern Contributors and Existing Members was increased to 2.7 million.

On December 10, 2009, Chardan 2008’s Board of Directors approved the definitive agreements governing the business combination, and on December 10, 2009, the parties entered into the agreements governing the business combination, as noted above.

Board Consideration and Approval

At a meeting of Chardan 2008’s Board of Directors on December 10, 2009, the Board of Directors discussed all aspects of the proposed business combination with the Target Business as reflected in the definitive agreements negotiated between the parties.

Detailed discussions were held on the prospects of the Target Business. The Board of Directors concluded that the Target Business had considerable potential upside that, rather than being put in doubt by the ongoing international economic difficulties, would actually benefit from them, due to the nature of its business. Chardan 2008’s Board of Directors then determined that the historical financial performance and forecast of the Target Business’s future performance merited the valuation that had been negotiated. At the close of the meeting, the Acquisition Proposal was approved by the Board of Directors on December 10, 2009.

While no one factor determined the final agreed upon consideration to be paid in the acquisition, during the course of the meeting Chardan 2008’s Board of Directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by Chardan 2008 and Ladenburg Thalman (as described below), in order to make its determination that the consideration to be paid was reasonable and that the acquisition was in the best interests of Chardan 2008’s shareholders. Chardan 2008’s Board of Directors also reviewed and considered certain analyses provided by management and by Ladenburg Thalman in order to determine that the acquisition consideration is fair from a financial point of view to Chardan 2008’s shareholders. Chardan 2008’s officers and consultants had conducted a due diligence review of the Target Business that included an industry analysis, a description of the Target Business’ existing business model, inspections of the Target Business’ premises, review of corporate records and files, in-depth meetings with management, a valuation analysis and financial projections in order to enable the Board of Directors to reach its conclusion regarding the reasonableness of the terms of the acquisition from the standpoint of Chardan 2008’s shareholders.

Chardan 2008’s Reasons for the Acquisition and Its Recommendation.

In the course of its evaluation of the Target Business, the Board of Directors examined certain comparable companies (i.e., those that are also engaged in providing mortgage foreclosure processing services). It also scrutinized in detail the bases for the financial projections for the Target Business, including the macroeconomic factors that have driven foreclosure levels to historic highs throughout the United States, including in the Target Business’ principal market of Florida, and it considered the views of economists and others regarding the likelihood that those levels would remain at those high levels through at least 2012 and perhaps well beyond that. In addition, the Board of Directors assessed the potential of the Target Business to expand geographically, whether organically or by acquisition, and its ability to expand its service lines (e.g., into commercial foreclosures or marine and auto repossession activities) or to provide processing services to mortgage lenders in connection with the origination of mortgage loans, which would typically begin to increase as the foreclosure market began to cool. On the basis of those factors and others, the Board of Directors concluded that the near, intermediate and long term prospects for the Target Business were favorable, and that the benefit to Chardan 2008 shareholders in completing the acquisition, in the form of a share price meaningfully greater than the liquidation value of the trust account, would likely be significant.

Interest of Chardan 2008’s Management in the Acquisition.

When you consider the recommendation of Chardan 2008’s Board of Directors that you vote in favor of the Acquisition Proposal, you should keep in mind that Chardan 2008’s officers and directors have interests in the Acquisition Proposal that are different from, or in addition to, yours. These interests include the following:

•	If the acquisition does not occur, and Chardan 2008 does not complete any other acquisition and is subsequently required to liquidate, the shares and warrants owned by Chardan 2008’s directors will be worthless because the shares will no longer have any value and the directors are not entitled to liquidation distributions from Chardan 2008.
•	In connection with Chardan 2008’s initial public offering, certain insiders, Kerry S. Propper and Xiaosong Zhong agreed to indemnify Chardan 2008 for debts and obligations to potential target businesses or other persons for services rendered or contracted for or products sold to Chardan 2008, but only to the extent necessary to ensure that certain liabilities do not reduce funds in the trust account. If the closing occurs, these persons will not have to perform such obligations. If the Closing does not occur, however, they could potentially be liable for any claims against the trust account by vendors who did not sign waivers. As of December 23, 2009, Chardan 2008 believes that there is no risk of these officers’ being required to provide indemnification, since all persons who have had contractual obligations with Chardan 2008 have either been paid in full (or will be paid in accordance with Chardan 2008’s past practices) or waived their ability to sue Chardan 2008’s trust account.
•	All rights of Chardan 2008’s officers and directors to be indemnified by Chardan 2008, and of Chardan 2008’s directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the closing pursuant to provisions in Chardan 2008’s Amended and Restated Memorandum and Articles of Association. However, if the Acquisition Proposal is not approved and Chardan 2008 subsequently liquidates, its ability to perform its obligations under those provisions will be substantially impaired, since it will cease to exist. If the closing ultimately occurs, Chardan 2008’s ability to perform such obligations will be substantially enhanced.
•	In addition, Chardan 2008’s chairman, Zhang Li, is a principal of Chardan Capital, LLC. Under the terms of the acquisition, Chardan Capital, LLC is to receive a consulting payment of $2 million, for services provided in connection with the evaluation of the Target Business and in negotiating and documenting the acquisition and related transactions. The timing of the payment of the consulting fee is discussed in the section titled “DAL Obligations to Chardan Capital, LLC under the Acquisition Agreement.” In addition, commencing in January 2011, Chardan Capital, LLC will perform management consulting services for DAL in exchange for a monthly payment of $40,000. If the acquisition were not consummated, these benefits to Chardan Capital, LLC, and thus to Mr. Zhang, would not be realized.
•	Also, Chardan Capital Markets, LLC, of which Kerry Propper, Chardan 2008’s CEO, is a principal, will act as placement agent for the Private Placement that will close in conjunction with the acquisition. Chardan Capital Markets, LLC is expected to receive a placement fee of $500,000 in connection with that financing, from which Mr. Propper would benefit, of which $250,000 will be deferred and paid pursuant to a promissory note made by DAL in favor of Chardan Capital Markets, LLC (the “Chardan Capital Markets Note”). The terms of the Chardan Capital Markets Note provide for a 5% interest rate and amortizing payments which will begin to be paid on the first business day of each calendar month following the date that the Stern Note is paid in full. The amortizing payments will be equal to the remaining unpaid principal balance of the Chardan Capital Markets Note divided by 12. The maturity date of the Chardan Capital Markets Note is the earlier of the one year anniversary of the payment in full of the Stern Note or the second anniversary of the closing of the transactions contemplated by the Acquisition Proposal. If the acquisition of the Target Business does not occur, Mr. Propper and his firm would lose that benefit.

Satisfaction of 80% Test.

It is a requirement that any business acquired by Chardan 2008 have a fair market value equal to at least 80% of Chardan 2008’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Based on the financial analysis of the Target Business generally used to approve the transaction, Chardan 2008’s Board of Directors determined that this requirement was met and exceeded.

Based on the financial analysis conducted by Landenburg Thalman that the Target Business had an enterprise value of more than $300 million, and that Chardan 2008 would acquire more than a 65% initial ownership of the company, the Board of Directors concluded that Chardan would be acquiring a portion of the Target Business with a fair market value in excess of 80% of Chardan’s net assets.

Fairness Opinion

Ladenburg made a presentation to the board of directors on December 10, 2009 and subsequently delivered its written opinion to the board of directors. The opinion stated that, as of December 10, 2009, based upon and subject to the assumptions made, matters considered, procedures followed and limitations on Ladenburg’s review as set forth in the opinion, (i) the consideration to be paid by Chardan 2008 is fair to Chardan 2008, and (ii) the fair market value of DAL is at least equal to 80% of Chardan 2008’s cash held in trust. The financial terms and other terms of the transaction was determined pursuant to negotiations between Chardan 2008, DAL, the Stern Contributors and each of their respective advisors and not pursuant to any recommendation from Ladenburg.

The full text of Ladenburg’s written opinion dated as of December 10, 2009, which sets forth the assumptions made, matters considered, procedures followed, and limitations on the review undertaken by Ladenburg in rendering its opinion, is attached as Appendix A to this proxy statement and is incorporated herein by reference. Ladenburg’s opinion is not intended to be, and does not constitute, a recommendation to Chardan 2008’s shareholders as to how such shareholders should vote or act with respect to the Acquisition Proposal any other matter relating thereto. The summary of the Ladenburg opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. Chardan 2008 shareholders are urged to read the opinion carefully and in its entirety.

Ladenburg’s opinion is for the use and benefit of Chardan’s 2008 Board of Directors in connection with its consideration of the Acquisition Proposal. Ladenburg’s opinion may not be used by any other person or for any other purpose without Ladenburg’s prior written consent. Ladenburg’s opinion should not be construed as creating any fiduciary duty on its part to any party.

Ladenburg was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the Acquisition Proposal as compared to any alternative business strategy that might exist for Chardan 2008, whether we should complete the acquisition, and other alternatives to the Acquisition Proposal that might exist for Chardan 2008. Ladenburg does not express any opinion as to the underlying valuation or future performance of Chardan 2008 or DAL or any party to the transaction agreements, or the price at which Chardan 2008’s or DAL’s or any part to the transaction agreement’s securities might trade at any time in the future.

Ladenburg’s analysis and opinion are necessarily based upon market, economic and other conditions, as they existed on, and could be evaluated as of, December 10, 2009. Accordingly, although subsequent developments may affect its opinion, Ladenburg assumed no obligation to update, review or reaffirm its opinion to Chardan 2008 or any other person.

In arriving at its opinion, Ladenburg took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Ladenburg:

•	Reviewed an execution draft of the Master Agreement dated as of December 10, 2009
•	Reviewed a draft of the DAL Membership Agreement dated December 8, 2009.
•	Reviewed publicly available financial information and other data with respect to Chardan that they deemed relevant, including its Prospectus filed pursuant to Rule 424(b)(4) on August 12, 2008, Annual Report on Form 20-F for the year ended December 31, 2008, and Report on Form 6-K filed August 14, 2009.
•	Reviewed non-public information and other data with respect to DAL, including the Target Business’ audited compiled financial statements for the three years ended December 31, 2008, unaudited internal financial statements for the quarter ended September 30, 2009, financial projections for the four year period ending December 31, 2012 (the “Projections”), and other internal financial information and management reports.

•	Reviewed and analyzed the Acquisition Proposal’s pro forma impact on Chardan 2008’s outstanding securities and shareholder ownership.
•	Considered the historical financial results and present financial condition of Chardan 2008, DAL and the Target Business.
•	Reviewed certain publicly available information concerning the trading of, and the trading market for, Chardan 2008’s ordinary shares and units.
•	Reviewed and analyzed the indicated value range of the Consideration.
•	Reviewed and analyzed DAL’s projected unlevered free cash flows derived from the Projections and prepared a discounted cash flow analysis.
•	Reviewed and analyzed certain financial characteristics of publicly-traded companies that were deemed to have characteristics comparable to DAL.
•	Reviewed and analyzed certain financial characteristics of target companies in transactions where such target company was deemed to have characteristics comparable to that of DAL.
•	Reviewed and compared the net asset value of Chardan 2008 to the indicated value range of DAL.
•	Reviewed and discussed with Chardan 2008’s and DAL’s management and other Chardan 2008 and DAL representatives certain financial and operating information furnished by them, including financial analyses and the Projections with respect to Chardan 2008’s and DAL’s business and operations.
•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at its opinion, with Chardan 2008’s consent, Ladenburg relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to Ladenburg and Ladenburg further relied upon the assurances of Chardan 2008 and DAL management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and the Projections reviewed, Ladenburg assumed that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provided a reasonable basis upon which it could make its analysis and form an opinion. The Projections were solely used in connection with the rendering of Ladenburg's fairness opinion. Chardan 2008 shareholders should not place reliance upon such Projections, as they are not necessarily an indication of what our revenues and profit margins will be in the future. The Projections were prepared by DAL’s management and are not to be interpreted as projections of future performance (or “guidance”) by Chardan 2008 and DAL. Ladenburg did not evaluate the solvency or fair value of Chardan 2008, DAL, or any other parties to the transaction documents, under any applicable foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg did not physically inspect the properties and facilities of Chardan 2008, DAL, or any other parties to the transaction documents, and did not make or obtain any evaluations or appraisals of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Chardan 2008, DAL, or any other parties to the transaction documents. Ladenburg did not attempt to confirm whether Chardan 2008, DAL, or any other parties to the transaction documents have good title to their respective assets.

Ladenburg assumed that the transactions contemplated by the Acquisition Proposal will be consummated in a manner that complies in all respects with applicable foreign, federal, state and local laws, rules and regulations. Ladenburg assumed, with Chardan 2008’s consent, that the final executed forms of the transaction agreements do not differ in any material respect from the drafts Ladenburg reviewed and that the acquisition will be consummated on the terms set forth in the transaction agreements, without further amendments thereto, and without waiver by Chardan 2008 of conditions to any of its obligations thereunder or in the alternative that any such amendments or waivers thereto will not be detrimental to the Chardan 2008 or its shareholders in any material respect.

In connection with rendering its opinion, Ladenburg performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Ladenburg was carried out to provide a different perspective on the acquisition, and to enhance the total mix of information available. Ladenburg did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion. Further, the summary of Ladenburg’s analyses described below is not a complete description of the analyses underlying Ladenburg’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Ladenburg made qualitative judgments as to the relevance of each analysis and factors that it considered. Also, Ladenburg may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Ladenburg’s view of the value of the assets of Chardan 2008, DAL, or any other parties to the transaction documents. The estimates contained in Ladenburg’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Also, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Ladenburg’s analyses and estimates are inherently subject to substantial uncertainty. Ladenburg believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create a misleading or incomplete view of the process underlying the analyses performed by Ladenburg in connection with the preparation of its opinion.

The summaries of the financial reviews and analyses include information presented in tabular format. To fully understand Ladenburg’s financial reviews and analyses, you must read the tables together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses Ladenburg performed.

The analyses performed were prepared solely as part of Ladenburg’s analysis of the fairness of the consideration to be paid by our shareholders in the transaction to Chardan 2008’s shareholders from a financial point of view, and were provided to the Chardan 2008 Board of Directors in connection with the delivery of Ladenburg’s opinion. Ladenburg’s opinion was just one of the several factors the Chardan 2008 Board of Directors took into account in making its determination to approve the transaction, including those described elsewhere in this proxy statement.

Share Performance Review

Ladenburg reviewed the daily closing market price and trading volume of Chardan’s 2008’s ordinary shares from December 4, 2008 to December 4, 2009. Ladenburg noted that our common stock traded between $6.25 and $7.82 over the period, with a mean stock price of $7.25.

Consideration Analysis

Ladenburg reviewed the consideration to be paid by Chardan 2008 for its membership interest in DAL in the following table:

Type	Indicated Value	Comments
Cash	$45.5m – $64.5m	Includes cash held in Trust and net cash raised from private placement, less transaction expenses. Range will depend on the number of public shareholders that vote against the Transaction
2,700,000 DAL Common Units	$21.3m	Convertible into shares of Chardan on a one-for-one basis and utilizing the estimated liquidation value per public shareholder of $7.90 per share.
1,666,667 DAL Series A Preferred Units	$13.2m
3,900,000 DAL Series B Preferred Units	$0m – $30.8m	Contingent on achieving certain future share price targets. Convertible into shares of Chardan on an one-for-one basis and utilizing the estimated liquidation value per public shareholder of $7.90 per share.
Total consideration	$80.0m – $129.8m

Ladenburg noted that the minimum and maximum indicated consideration range implies Chardan 2008 owning approximately 82.0% and 73.0% of DAL on a fully diluted basis, respectively. Ladenburg notes that Chardan 2008 would own approximately 66.0% of DAL on a primary basis (excluding the dilution of existing warrants) assuming maximum redemption, and no contingent consideration.

Valuation Overview

Ladenburg generated an indicated valuation range for DAL based on a discounted cash flow analysis, a comparable company analysis and a comparable transaction analysis each as more fully discussed below. Ladenburg weighted the three approaches equally and arrived at an indicated enterprise value range of approximately $328.7 million to approximately $389.3 million. Estimated post-closing net debt of approximately $100.8 million (including the seller note and warrant note) was then deducted from the enterprise value range to derive a range of equity values of approximately $227.9 million to approximately $288.5 million. Ladenburg then multiplied this equity value range by the percentage of DAL acquired based on the minimum and maximum range of 82.0% and 73.0%, respectively, to get an indicated value range of Chardan 2008’s equity interest in DAL of between approximately $187.0 million and $210.6 million. Ladenburg noted that the consideration range to be paid is below the indicated value range of Chardan 2008’s equity interest in DAL.

Discounted Cash Flow Analysis

A discounted cash flow analysis estimates value based upon a company’s projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

While the discounted cash flow analysis is the most scientific of the methodologies used, it is dependent on projections and is further dependent on numerous industry-specific and macroeconomic factors.

Ladenburg utilized the Projections, which forecast continued improvements in revenue and EBITDA out to 2012. For purposes of Ladenburg’s analyses, “EBITDA” means earnings before interest, taxes, depreciation and amortization.

To arrive at a present value, Ladenburg utilized two sets of discount rates that would be applied to the interim period cash flows, and the terminal year cash flows. The discount rate applied to the interim period cash flows ranged from 20.0% to 22.0%. This was based on an estimated weighted average cost of capital of

21.0% (based on an estimated weighted average cost of debt of 5.4% and 24.3% estimated cost of equity) over the interim period. The discount rate applied to the terminal period cash flows ranged from 32.5% to 34.5%. This was based on an estimated weighted average cost of capital of 33.6% (based on an estimated weighted average cost of debt of 8.0% and 34.5% estimated cost of equity).

The cost of equity calculation for both sets of discount rates was derived utilizing the Ibbotson build up method utilizing appropriate equity risk, industry risk and size premiums and a company specific risk factor, reflecting the risks associated with achieving the Projections, and in particular the additional risk of being able to sustain revenue and EBITDA post 2012 due to the heavy dependence on foreclosure processing services.

Utilizing long term perpetual growth rates of between 2.5% and 3.5% for the terminal value calculation, Ladenburg calculated a range of indicated enterprise values of approximately $325.4 million to approximately $375.8 million.

Comparable Company Analysis

A selected comparable company analysis reviews the trading multiples of publicly traded companies that are similar to DAL with respect to business and revenue model, operating sector, size and target customer base.

Ladenburg identified two companies that it deemed comparable to DAL with respect to their industry sector and operating model; Lendor Processing Services and Dolan Media Company. Both of these companies are much larger than DAL.

Multiples utilizing enterprise value were used in the analyses. For comparison purposes, all operating profits including EBITDA were normalized to exclude unusual and extraordinary expenses and income. Ladenburg generated the following multiples worth noting with respect to the comparable companies:

Enterprise Value Multiple of	Mean	Median	High	Low
LTM EBITDA	7.2x	7.2x	8.4x	6.1x
2009 EBITDA	7.2x	7.2x	8.3x	6.0x
2010 EBITDA	6.4x	6.4x	7.6x	5.2x

Ladenburg selected an appropriate multiple range for DAL by examining the range indicated by the comparable companies and taking into account certain company-specific factors. Ladenburg selected multiples just below that of Dolan Media Company who is DAL’s closest comparable given its revenue mix, but with a more diversified revenue stream, and much larger than DAL.

Based on the above factors, Ladenburg applied the following multiples to DAL’s respective statistics:

LTM EBITDA multiples of 5.0x to 6.0x
2009 EBITDA multiples of 5.0x to 6.0x
2010 EBITDA multiples of 4.0x to 5.0x

and calculated a range of indicated enterprise values for DAL by weighting the above indications equally to derive an indicated enterprise value range of approximately $322.8 million to approximately $392.8 million.

None of the comparable companies have characteristics identical to DAL. An analysis of publicly traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading of the comparable companies.

Comparable Transaction Analysis

A comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving target companies that are in related industries to DAL. The comparable transaction analysis generally provides the widest range of values due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

Information typically is not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be “material” for the acquirer. As a result, the selected comparable transaction analysis is limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

Ladenburg located five transactions announced since November 2007 involving target companies providing mortgage default processing services, real estate title and closing services and for which detailed financial information was available.

Target	Acquirer
James E. Albertelli (Mortgage Processing/Title Services)	Dolan Media Company
National Default Exchange	American Processing Co, LLC
Clayton Holdings, LLC	Greenfield Partners, LLC
TransUnion Settlement Solutions	Macdonald Dettwiler & Associates
American Processing Company	Dolan Media Company

Based on the information disclosed with respect to the targets in each of the comparable transactions, Ladenburg calculated and compared the enterprise values as a multiple of LTM EBITDA.

Ladenburg noted the following with respect to the multiples generated:

Multiple of Enterprise Value to	Mean	Median	High	Low
LTM EBITDA	9.0x	6.5x	17.8x	5.8x

Ladenburg selected LTM EBITDA multiples for DAL between 5.5 times and 6.5 times which were below the median of the comparable transactions multiples due to the risk related to its high revenue concentration based on the State of Florida and the foreclosure and mortgage default processing market and the ability to maintain revenues in the future.

Based on the above factors, Ladenburg calculated a range of indicated enterprise values for DAL of between approximately $337.9 million to approximately $399.5 million.

None of the target companies in the comparable transactions have characteristics identical to DAL. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the comparable transactions and other factors that could affect the respective acquisition values.

80% Test

Chardan 2008’s initial business combination must be with a target business whose fair market value is at least equal to 80% of Chardan 2008’s net assets at the time of such acquisition.

Ladenburg reviewed Chardan 2008’s net cash held in trust as of June 30, 2009 and compared that to DAL’s indicated range of enterprise value, equity value and Chardan 2008’s interest in DAL’s equity value. Ladenburg noted that the fair market value of all three measures of value exceeds 80% of Chardan 2008’s net asset value.

Conclusion

Based on the information and analyses set forth above, Ladenburg delivered its written opinion to Chardan 2008’s Board of Directors, which stated that, as of December 10, 2009, based upon and subject to the assumptions made, matters considered, procedures followed and limitations on its review as set forth in the opinion, (i) consideration be paid by Chardan 2008 is fair from a financial point of view to Chardan 2008, and (ii) the fair market value of DAL is at least equal to 80% of Chardan 2008’s net assets.

As part of its investment banking business, Ladenburg regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, negotiated underwritings, private placements and for other purposes. We determined to use the services of Ladenburg because it is a recognized investment banking firm that has substantial experience in similar matters. Ladenburg has received a fee in connection with the preparation and issuance of its opinion and will be reimbursed for its reasonable expenses, including attorneys’ fees. Also, we have agreed to indemnify Ladenburg and related persons and entities for certain liabilities that may relate to, or arise out of, its engagement. Further, Ladenburg has not previously provided, nor are there any pending agreements to provide, any other services to Chardan 2008, DAL or any other party that may be involved in the transaction.

In the ordinary course of business, Ladenburg, certain of Ladenburg’s affiliates, as well as investment funds in which Ladenburg or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Chardan 2008, DAL, or any other party that may be involved in the transaction and their respective affiliates.

Under Ladenburg’s policies and procedures, its fairness committee did not approve or issue this opinion and was not required to do so. Further, Ladenburg’s opinion does not express an opinion about the fairness of the amount or nature of the compensation, if any, to any of Chardan 2008’s officers, directors or employees, or class of such persons, relative to the compensation to Chardan 2008’s or DAL’s shareholders.

Conclusion of Chardan 2008’s Board of Directors.

After careful consideration of all relevant factors, Chardan 2008’s Board of Directors determined that the Acquisition Proposal is fair to, and in the best interests of, Chardan 2008 and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the Proposal Acquisition.

The foregoing discussion of the information and factors considered by the Chardan 2008 Board is not meant to be exhaustive, but includes the material information and factors considered by it.

Certain U.S. Federal Income Tax Consequences of the Acquisition

For a discussion of certain U.S. federal income tax consequences of the Initial Contribution and of owning ordinary shares and warrants in Chardan 2008 after the acquisition, see “Material United States Federal Income Tax Considerations,” below.

This Acquisition will Be Accounted for as a Reverse Merger.

Management determined that the weight of the factors favored treating the Target Business as the accounting acquirer. As a result, the historical financing statements of Chardan 2008 will be those of the Target Business. In determining the accounting treatment for this transaction, we considered, among other things, the guidance in the Business Combinations Topic of the FASB Accounting Standards Codification (ASC) to identify the accounting acquirer.

Three of the five factors in the Business Combinations Topic of the ASC favor treating the Target Business as the accounting acquirer:

•	The management of the Target Business will be the senior management of Chardan 2008 and the Target Business following the closing of the acquisition.
•	The Stern Contributors will have designated the majority (4 out of 7) directors of Chardan 2008 if the acquisition closes.
•	The Stern Contributors will potentially have a significant ownership interest in Chardan 2008 (approximately 20% and perhaps higher) should they exchange their DAL ownership interests for corresponding Chardan 2008 equity interests, which would represent the largest single block of Chardan 2008 ownership interests.

A fourth factor, that Chardan 2008 will own 71% of DAL (which ownes 100% of the Target Business), favors treating Chardan 2008 as the accounting acquirer. However, management believes that the weight of the last factor is diminished by the fact that the senior management of the Target Business will control the management and Board of Directors of Chardan 2008 and thus control DAL on behalf of Chardan 2008.

The last factor for consideration in the Business Combination Topic of the ASC is the terms of the exchange of equity interests, which favors neither Chardan 2008 nor the Target Business as the accounting acquirer. While it is usually the case in a reverse acquisition that the legal acquirer exchanges its stock for stock of the legal acquiree, in this case Chardan 2008 is acquiring its interest in DAL in exchange principally for cash. However, all of the equity interests in DAL to be held by someone other than Chardan 2008 (Stern Contributors and Existing Members) as a result of the transaction are all exchangeable for Chardan 2008 equity interests commencing a year after the transaction closes. The value of those interests represents a significant part of the consideration being received by Existing Members and the Stern Contributors, which was considered to render this factor neutral in the determination. It is unclear at this point as to which entity (Target Business or Chardan 2008) is paying a premium over fair value for their respective interests in the other entity.

Although management determined that the weight of the factors favored treating the Target Business as the accounting acquirer, there is no bright line test in the Business Combination Topic of the ASC, and such a determination necessarily involved the exercise of judgment in a complex area of accounting in connection with a structure that is, in some respects, atypical. As a result, it is possible that reasonable people could reach a different conclusion from that of Chardan 2008’s management on this accounting treatment.

Should this accounting treatment be challenged by regulators at some future time, it is possible that Chardan 2008 would be required to adopt a different accounting treatment. Should that occur, it could result in a restatement of Chardan 2008’s financial statements. For example, if it were determined that either DAL or Chardan 2008 is the accounting acquirer, Chardan 2008 would have to record the acquired assets and liabilities of the Target Business at fair value. This could result in increased future amortization and depreciation charges for certain assets with fair values in excess of their carrying values at the acquisition date, which would reduce the profits of Chardan 2008 as reported in its financial statements.

Regulatory Matters

The Acquisition Proposal is not subject to any federal or state regulatory requirement or approval, other than as required under Hart-Scott-Rodino Act (“HSR Act”). In this connection, the parties will submit the information regarding the acquisition for review by the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice pursuant to the HSR prior to the closing of the acquisition and the acquisition will not close until prior to the expiration or waiver of the required waiting period under the Hart-Scott-Rodino Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of the material U.S. federal income tax consequences of the Initial Contribution to Chardan 2008 and to holders of Chardan 2008 ordinary shares and warrants, sometimes referred to collectively as Chardan 2008 securities, and of owning and disposing of Chardan 2008 securities after the acquisition. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit, as the case may be. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of Chardan 2008 securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of Chardan 2008 securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder” for purposes of this discussion. The material U.S. federal income tax consequences applicable to Non-U.S. Holders is described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Chardan 2008 or to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own Chardan 2008 securities as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers who have elected mark-to-market accounting;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of Chardan 2008’s voting shares;

•	persons that acquired Chardan 2008 securities pursuant to an exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;
•	persons that hold Chardan 2008 securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. This discussion assumes that any distributions made (or deemed made) by Chardan 2008 on its ordinary shares and any consideration received by a holder in consideration for the sale or other disposition of Chardan 2008 securities will be in United States dollars. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Chardan 2008 securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Chardan 2008 securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. In addition, this discussion does not address the U.S. federal income tax treatment to holders of Chardan 2008 securities that may bring a successful claim for recission or damages in respect of the purchase of their securities.

Chardan 2008 has not sought, and will not seek, a ruling from the Internal Revenue Service or IRS or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO CHARDAN 2008 OR TO ANY PARTICULAR HOLDER OF CHARDAN 2008 SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF CHARDAN 2008 SECURITIES IS URGED TO CONSULT WITH HIS, HER OR ITS TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE INITIAL CONTRIBUTION AND THE OWNERSHIP AND DISPOSITION OF CHARDAN 2008 SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Tax Consequences of the Initial Contribution

Neither Chardan 2008 nor any holder of Chardan 2008 securities should recognize any gain or loss as a result of the Initial Contribution for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on the ordinary shares of Chardan 2008. A distribution on such ordinary shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) the ordinary shares of Chardan 2008 are readily tradable on an established securities market in the United States, (2) Chardan 2008 is not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for its ordinary shares in Chardan 2008 would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed for cash by Chardan 2008. In addition, under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include NASDAQ. Although the ordinary shares of Chardan 2008 are currently listed and traded on NASDAQ, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to the ordinary shares of Chardan 2008.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of the ordinary shares or warrants of Chardan 2008 (which, in general, should include a redemption of ordinary shares pursuant to the exercise by a U.S. Holder of its redemption rights or the receipt of cash by a U.S. Holder pursuant to the exercise of appraisal rights), and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise for cash of a warrant to acquire ordinary shares in Chardan 2008. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for an adjustment to the number of shares of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, such adjustment may, under certain circumstances, result in a constructive distribution that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “— Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Passive Foreign Investment Company Rules

A foreign corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the expected composition of the assets and income of Chardan 2008 and DAL after the acquisition, Chardan 2008 does not anticipate that it will be treated as a PFIC following the acquisition. The actual PFIC status of Chardan 2008 for its current taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to the status of Chardan 2008 as a PFIC for its current taxable year or any future taxable year.

If Chardan 2008 is determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund, or QEF, election for Chardan 2008’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants; and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares of Chardan 2008 during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of the first taxable year of Chardan 2008 in which Chardan 2008 is a PFIC will be taxed as ordinary income;
•	the amount allocated to other taxable years of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to the ordinary shares of Chardan 2008 by making a timely QEF election to include in income its pro rata share of Chardan 2008’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which Chardan 2008’s taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant to purchase the ordinary shares of Chardan 2008 (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if Chardan 2008 were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares in Chardan 2008 (or has previously made a QEF election with respect to its ordinary shares in Chardan 2008), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or QEF), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, Chardan 2008 will endeavor to provide to the U.S. Holder, no later than 90 days after the request, such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that Chardan 2008 will have timely knowledge of its status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to its ordinary shares in Chardan 2008, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for Chardan 2008’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of such shares should be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to Chardan 2008’s PFIC status will be made annually, an initial determination that Chardan 2008 is a PFIC generally will apply for subsequent years to a U.S. Holder who held the ordinary shares or warrants of Chardan 2008 while it was a PFIC, whether or not Chardan 2008 met the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for Chardan 2008’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) ordinary shares in Chardan 2008, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of Chardan 2008 that ends within or with a taxable year of the U.S. Holder and in which Chardan 2008 is not a PFIC. On the other hand, if the QEF election is not effective for each of the taxable years of Chardan 2008 in which Chardan 2008 is a PFIC and during which the U.S. Holder holds (or is deemed to hold) ordinary shares in Chardan 2008, the PFIC rules discussed above will continue to apply to such shares unless the U.S. Holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock (as described below), the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) ordinary shares in Chardan 2008 and for which Chardan 2008 is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although the ordinary shares of Chardan 2008 currently trade on NASDAQ, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the ordinary shares of Chardan 2008 under their particular circumstances.

If Chardan 2008 is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if Chardan 2008 receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC. Upon request, Chardan 2008 will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that Chardan 2008 will have timely knowledge of the status of any such lower-tier PFIC or of the required information to be provided. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of ordinary shares and warrants in Chardan 2008 should consult their own tax advisors concerning the application of the PFIC rules to such ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares in Chardan 2008 generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of ordinary shares or warrants in Chardan 2008 unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ordinary shares of Chardan 2008 within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of ordinary shares or warrants of Chardan 2008 by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on the ordinary shares of Chardan 2008 to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants of Chardan 2008 by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that backup withholding is required; or
•	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

PROPOSAL TO ELECT DIRECTORS

Seven (7) director nominees are seeking to be elected at the extraordinary general meeting, to hold office until the expiration of their term and until their successors are elected and qualified. Management expects that each of the nominees will be available for election, but if any of them is not a candidate at the time the election occurs, it is intended that such proxy will be voted for the election of another nominee to be designated by the Board of Directors to fill any such vacancy.

Information About Director Nominees

Mr. David J. Stern — see biographical information set forth under “Directors, Management and Key Employees Following the Acquisition.”

Mr. Kumar Gursahaney — see biographical information set forth under “Directors, Management and Key Employees Following the Acquisition.”

Mr. Nicholas Adler — see biographical information set forth under “Directors, Management and Key Employees Following the Acquisition.”

Mr. Juan V. Ruiz — see biographical information set forth under “Directors, Management and Key Employees Following the Acquisition.”

Mr. Mark P. Harmon — see biographical information set forth under “Directors, Management and Key Employees Following the Acquisition.”

Mr. Matthew S. Kayton — see biographical information set forth under “Directors, Management and Key Employees Following the Acquisition.”

Mr. Jerry Hutter — see biographical information set forth under “Directors, Management and Key Employees Following the Acquisition.”

The Board of Directors will be divided into four classes — Class A through Class D. Classes A, C and D will each have two directors, and Class B will have a single director. The table below sets forth which nominee is nominated to which class and the initial terms of the four classes. Each term after the initial term will be for four years.

Class A Directors (initial term of one (1) year and subsequent terms of four (4) years)	Mr. Kumar Gursahaney Nicholas Adler
Class B Director (initial term of two (2) years and subsequent terms of four (4) years)	Mark P. Harmon
Class C Directors (initial term of three (3) years and subsequent term of four (4) years)	Juan V. Ruiz Matthew S. Kayton
Class D Directors (initial and subsequent term of four (4) years)	David J. Stern Jerry Hutter

If the Acquisition Proposal is not approved, this proposal will not be given effect, even if approved. In addition, appointment of the candidates to the Board of Directors is contingent on consummation of the Acquisition Proposal, and if the Acquisition Proposal is not ultimately consummated, the candidates will not be appointed to the Chardan 2008 Board of Directors.

Conclusion of Chardan 2008’s Board of Directors.  After careful consideration of all relevant factors, Chardan 2008’s Board of Directors unanimously recommends that you vote “FOR” the election of each of the nominated directors

PROPOSAL TO APPROVE THE EQUITY INCENTIVE PLAN

Background

The Chardan 2008 China Acquisition Corp. 2009 Equity Incentive Plan (referred to below as the “Equity Incentive Plan”) has been approved by Chardan 2008’s Board of Directors and will take effect upon Closing, provided that the Acquisition Proposal and the Incentive Plan Proposal are approved by the shareholders at the extraordinary general meeting.

Under the terms of the Equity Incentive Plan, up to 1,570,000 Chardan 2008 ordinary shares are reserved for issuance in accordance with its terms (provided, however, that dividend equivalent rights are payable solely in cash, and performance awards, restricted share units and incentive awards may be settled in cash and to the extent they are settled in cash do not reduce the number of shares that may be granted under the Equity Incentive Plan, and share appreciation rights only reduce the number of shares available for grant under the Equity Incentive Plan by the number of shares actually received by the grantee). Chardan 2008 currently anticipates that, shortly after the closing of the transactions contemplated by the Acquisition Proposal, it will grant a number of awards which have not yet been determined to its directors and employees and consultants of DAL and its subsidiaries, including persons who are also employees of DJS. The purpose of the Equity Incentive Plan is to assist Chardan 2008 in attracting, retaining and providing incentives to its employees, directors and consultants, and/or the employees, directors and consultants of its subsidiaries including employees of DJS, whose past, present and/or potential future contributions to Chardan 2008 have been, are or will be important to the success of Chardan 2008 and to align the interests of such persons with Chardan 2008’s shareholders. It is also designed to motivate employees and to significantly contribute toward growth and profitability, to provide incentives to Chardan 2008’s directors, employees and consultants who, by their position, ability and diligence are able to make important contributions to Chardan 2008’s growth and profitability. The various types of incentive awards that may be issued under the Equity Incentive Plan will enable Chardan 2008 to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All directors, employees and consultants of the post-transaction company will be eligible to be granted awards under the Equity Incentive Plan. All awards will be subject to the approval of the Compensation Committee of Chardan 2008’s Board of Directors (the “Compensation Committee”).

The discussion in this proxy statement of the Equity Incentive Plan is subject to, and is qualified in its entirety by reference to, the Equity Incentive Plan. The full text of the Equity Incentive Plan is attached hereto as Annex E which is incorporated by reference herein.

Description of the Equity Incentive Plan

A summary of the principal features of the Equity Incentive Plan is provided below, but is subject to and qualified in its entirety by reference to the full text of the Equity Incentive Plan, a copy of which is attached to this proxy statement as Annex E.

Shares Subject to the Equity Incentive Plan

As noted above, Chardan 2008 has reserved an aggregate of up to 1,570,000 ordinary shares to be awarded under the Equity Incentive Plan, any number of which may be subject to the grant of incentive share options. If an award is exercised or withheld to satisfy tax liabilities through tendering of shares or withholding of shares by Chardan 2008, Chardan 2008 will count only the number of shares issued net of the shares tendered or withheld. If any shares awarded under the Equity Incentive Plan are forfeited, cancelled, expire or otherwise terminate, the underlying Chardan 2008 ordinary shares become available again for new awards under the Equity Incentive Plan. To prevent dilution or enlargement of the rights of participants under the Equity Incentive Plan, appropriate adjustments will be made by the Compensation Committee if any change is made to Chardan 2008’s outstanding ordinary shares by reason of any merger, reorganization, consolidation, recapitalization, dividend or distribution, share split, reverse share split, spin-off or similar transaction or other change in corporate structure affecting Chardan 2008’s ordinary shares or their value.

Chardan 2008 does not currently have any outstanding options or any intention, agreement or obligation to issue any share awards other than under the Equity Incentive Plan.

Equity Incentive Plan Participants

All employees, directors and consultants of Chardan 2008 or any of its subsidiaries who are selected by the Compensation Committee in its sole discretion from time to time are eligible to participate in the Equity Incentive Plan. The Compensation Committee may condition the grant of an award to an individual under the Equity Incentive Plan by requiring that the individual become an employee, director or consultant of Chardan 2008 or any of its subsidiaries; provided, however, that the award is deemed granted as of the date the individual becomes an employee, director or consultant of Chardan 2008 or any of its subsidiaries.

Administration

The Equity Incentive Plan will be administered by the Compensation Committee or any other committee or sub-committee of the Board, as designated by the Board from time to time (the “Committee”). The Committee has the power to, among other things, select participants, make awards under the Equity Incentive Plan, and determine the terms of awards (subject to the terms of the Equity Incentive Plan). The Committee also has broad power to, among other things, interpret the terms of the Equity Incentive Plan and to establish rules and regulations for the administration of the Equity Incentive Plan. In the case of awards designated as awards under Section 162(m) of the Code, the Committee’s power to take certain actions is limited by Section 162(m).

Types of Plan Awards and Limits

The Committee may grant share options, share appreciation rights, restricted shares, restricted share units, performance awards, incentive awards and director share purchase rights under the Equity Incentive Plan. The Equity Incentive Plan limits grants to any one participant in any one fiscal year of Chardan 2008 to 300,000 Chardan 2008 ordinary shares in connection with awards which are share options or share appreciation rights, 300,000 Chardan 2008 ordinary shares in connection with awards which are restricted shares or restricted share units, 300,000 Chardan 2008 ordinary shares in connection with awards which are performance awards and 300,000 Chardan 2008 ordinary shares in connection with awards which are incentive awards. The Equity Incentive Plan further limits the dollar value payable to any one participant in any one fiscal year of Chardan 2008 in connection with restricted share units, performance awards or incentive awards valued in property other than Chardan 2008 ordinary shares to the lesser of $1 million or three times the participant’s base salary for that fiscal year.

Share Options

The Committee may grant incentive share options and nonqualified share options. Terms of the grant will be set forth in a written agreement. No share option may be exercised after the tenth anniversary of the date on which the share option was granted. The per share exercise price under any share option granted must not be less than the fair market value of a Chardan 2008 ordinary share on the grant date. Payment of the exercise price upon exercise of a share option may be made in cash, personal check, bank draft, money order or by delivery of Chardan 2008 ordinary shares, pursuant to a broker assisted cashless exercise, or delivery of other consideration approved by the Committee with a fair market value equal to the exercise price, by other means determined by the Committee. A payment method involving delivery or withholding of Chardan 2008 ordinary shares may not be used if it would violate applicable law or would result in adverse accounting consequences for Chardan 2008.

Share options constituting incentive share options may be granted only to employees. The aggregate market value, determined on the grant date, of the Chardan 2008 ordinary shares with respect to which incentive share options may first become exercisable for a participant during a calendar year may not exceed $100,000.00. In addition, in the event that the recipient of an incentive share option is a more than 10% shareholder of Chardan 2008 or any of its subsidiaries, the per share exercise price may not be less than 110% of the fair market value of a Chardan 2008 ordinary share on the grant date, and may not be exercised more than five years after the grant date.

The Committee and the Board cannot cancel outstanding share options or share appreciation rights, grant new awards as substitutes under the Equity Incentive Plan or amend outstanding share options or share appreciation rights to lower the per share exercise price below the fair market value of a Chardan 2008 ordinary share on the original grant date without approval by Chardan 2008’s shareholders.

Share Appreciation Rights

The Committee may grant share appreciation rights pursuant to such terms and conditions as the Committee determines. The terms of each grant will be evidenced by a written agreement. A share appreciation right may be granted on a stand-alone basis or as a tandem share appreciation right. No share appreciation right may be granted with a term of more than ten years from the grant date. The per share exercise price under a share appreciation right may not be less than the fair market value of a Chardan 2008 ordinary share on the grant date, and the per share exercise price under a tandem share appreciation right will be the exercise price under the related share option. Upon exercise of a share appreciation right, the participant will have the right to receive an amount equal to the excess of the aggregate fair market value of the shares on the exercise date over their aggregate fair market value on the grant date, in each case for the number of Chardan 2008 ordinary shares for which the share appreciation right is being exercised. Payments will be made to the participant in Chardan 2008 ordinary shares as specified in the grant agreement. If it is determined that the share appreciation right is not subject to Code Section 457A, payments may be made in cash or partly in shares or cash (as determined by the Committee in accordance with any applicable terms of the grant agreement).

Restricted Shares and Units

The Committee may grant restricted shares and restricted share units pursuant to such terms and conditions as the Committee determines. The terms of each grant will be evidenced by a written agreement. The restricted shares and restricted share units will be subject to restrictions on transferability and alienation, forfeiture provisions and other restrictions as the Committee may impose. The Committee may require payment of consideration for restricted shares, which may be payable in cash, Chardan 2008 ordinary shares or other property. Recipients of restricted shares will have the same voting rights as other Chardan 2008 shareholders, and, in the Committee’s discretion, may or may not have the same dividend rights. Recipients of restricted share units may receive dividend equivalent rights in the Committee’s discretion. Restricted share units are payable in Chardan 2008 ordinary shares or cash as of the vesting date.

Performance Awards

The Committee may grant performance awards pursuant to such terms and conditions as the Committee determines. Performance awards consist of the right to receive cash, Chardan 2008 ordinary shares or other property. The terms of performance awards will be evidenced in a written agreement that specifies the performance goals, the period over which the goals are to be attained, the payment schedule if the goals are attained and other terms as the Committee determines. The Committee, in its discretion, may waive all or part of the conditions, goals and restrictions applicable to the receipt of full or partial payment of a performance award that has not been granted with the intention of constituting “performance-based compensation” for the purposes of Code Section 162(m). In the case of performance shares, the participant will have the right to receive legended certificates of Chardan 2008 ordinary shares subject to restrictions on transferability. A participant will be entitled to vote the Chardan 2008 ordinary shares subject to a performance share award prior to satisfaction of the performance goals, and any dividends received will be reinvested in additional performance shares, to be subject to the same performance goals and restrictions.

Incentive Awards

The Committee may grant incentive awards pursuant to such terms and conditions as the Committee determines, which will be set forth in a written agreement. The determination for granting incentive awards may be based on criteria determined by the committee, including the attainment of performance levels of Chardan 2008 and/or its subsidiaries as established by the Committee. Incentive awards will be paid in cash, Chardan 2008 ordinary shares or other property and will equal a percentage of the participant’s base salary for the fiscal year, a fixed dollar amount or some other formula, as determined by the Committee.

Code Section 162(m) Performance Measure Awards

The Committee may designate that any award in the form of restricted shares, restricted share units, performance shares, performance units or incentive awards be granted with the intention of constituting “performance-based compensation” for the purposes of Code Section 162(m). As a result, such grants will be subject to certain additional requirements intended to satisfy the exemption for performance-based compensation under Code Section 162(m). The performance criteria will be one or more of the following objective performance goals, either individually, alternatively or in any combination, applied to either Chardan 2008 as a whole or to a subsidiary, either individually, alternatively, or in any combination, and measured over a designated performance period, in each case as specified by the Committee in the award: earnings (as measured by net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, or cash earnings, or earnings as adjusted by excluding one or more components of earnings, included each of the above on a per share and/or segment basis); revenues/net revenues; return on net sales (as measured by net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, operating cash flow or cash earnings as a percentage of net sales); revenue growth; cash flow; operating cash flow; free cash flow; discounted cash flow; working capital; market capitalization; cash return on investment; return on capital; return on cost of capital; shareholder value; return on equity; total shareholder return; return on investment; economic value added; return on assets/net assets; share trading multiples (as measured vs. investment, net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, cash earnings or operating cash flow); share price; attainment of strategic or operational initiatives.

Director Share Purchase Rights

A director of Chardan 2008 or any of its subsidiaries may elect in advance to purchase Chardan 2008 ordinary shares using all or a portion of his or her cash fees received for service as a director for which the director has not yet received payment (including, but not limited to, quarterly retainer and board/committee meeting fees). The purchase price for such Chardan 2008 ordinary shares will equal 100% of the fair market value of the shares to be purchased, determined as of the applicable March 1, June 1, September 1 or December 1. By December 15th of each year, directors electing to receive Chardan 2008 ordinary shares will receive certificates of Chardan 2008 ordinary shares earned during the year.

Termination of Employment or Services

Share Options and Share Appreciation Rights

Unless otherwise provided in a grant agreement, if a participant terminates employment or services with Chardan 2008 and its subsidiaries for any reason prior to the date that a share option or share appreciation right becomes vested, the participant’s right to exercise the share option or share appreciation right terminates and all rights cease unless otherwise provided in the agreement. If a share option or share appreciation right becomes vested prior to the termination of the employment or services for any reason other than death or disability, the participant has the right to exercise the share option or share appreciation right to the extent it was exercisable upon termination within the exercise period specified in the share option or share appreciation right agreement. If termination is due to the participant’s death or disability, subject to any limitations in the grant agreement, an outstanding share option or share appreciation right may be exercised within the exercise period specified in the share option or share appreciation right agreement. The Committee may, in its discretion, accelerate the participant’s right to exercise a share option or extend the term of a share option, subject to Code Section 409A and any other applicable limitations.

Restricted Shares and Restricted Share Units

If a participant terminates employment or services with Chardan 2008 and its subsidiaries for any reason, the participant’s restricted shares are generally forfeited to Chardan 2008 (subject to a refund by Chardan 2008 of any purchase price paid by the participant). The Committee, however, may provide in the participant’s agreement, in its sole discretion, that restricted shares or restricted share units will not be forfeited upon termination of employment or services (subject to Code Section 409A and, if applicable, Code Section 457A). The Committee also may waive any restrictions in its discretion except for restrictions in connection with an award intended to constitute “performance-based compensation” for purposes of Code Section 162(m); however, the Committee may, for purposes of these awards, deem restrictions and performance goals satisfied if a participant terminates employment or services due to death or disability.

Performance Awards

Performance awards expire and are forfeited upon a participant’s termination of employment or services with Chardan 2008 and its subsidiaries for any reason. The Committee, however, may, in its discretion, provide in the award agreement or otherwise that the award will not be forfeited upon termination of employment or services or waive any conditions or restrictions for such awards (subject to Code Section 409A and, if applicable, Code Section 457A). The Committee may not waive any restrictions or conditions on Code Section 162(m) awards, but it may deem restrictions and conditions satisfied in the event a participant terminates employment or services due to death or disability.

Incentive Awards

Incentive awards expire and are forfeited upon a participant's termination of employment or services with Chardan 2008 and its subsidiaries for any reason. The Committee, however, may, in its discretion, provide in the award agreement or otherwise for the continuation of the award after the participant's termination of employment or services or waive or change all or part of the conditions, goals and restrictions applicable to such awards (subject to Code Section 409A and, if applicable, Code Section 457A). The Committee may not waive any performance goals under or restrictions on Code Section 162(m) awards, but it may deem attainment of performance goals and termination of the applicability of restrictions in the event a participant terminates employment or services due to death or disability.

Director Share Purchase Rights

If a director of Chardan 2008 or any of its subsidiaries ceases to remain on the board for any reason, the director (or executor, administrator or legal representative, if applicable) will receive share certificates for all cash director fees earned prior to the director’s departure from the board for which the director elected to receive ordinary shares but had not yet received a share certificate by the earliest to occur of the next following May 1, June 1, September 1 or December 1.

Limitations on Transfer of Awards

Except as otherwise provided in the award agreement, no award under the Equity Incentive Plan may be transferable other than by will or the laws of descent and distribution. Share options and share appreciation rights may only be exercised by the participant during his or her lifetime. However, a participant may assign or transfer an award, other than an incentive share option, with the consent of the Committee. To the extent applicable, all Chardan 2008 ordinary shares subject to an award will contain a legend restricting the transferability of the shares pursuant to the terms of the Equity Incentive Plan, which can be removed once the restrictions have terminated, lapsed or been satisfied.

Termination and Amendment

No new awards may be granted under the Equity Incentive Plan on or after ten years after the Equity Incentive Plan is approved by the Board. The Board may terminate the Equity Incentive Plan or the granting of any awards under the Equity Incentive Plan, or amend the Equity Incentive Plan, at any time and the Committee may amend the terms of outstanding awards (subject to Code Section 162(m) and applicable law), but the approval of Chardan 2008’s ordinary shareholders will be required for any amendment that materially increases benefits under the Equity Incentive Plan, increases the number of Chardan 2008 ordinary shares available for awards under the Equity Incentive Plan (except pursuant to the adjustment provisions of the Equity Incentive Plan), changes the eligibility provisions of the Equity Incentive Plan, or permits the repricing of share options or share appreciation rights. An amendment to the Equity Incentive Plan or to a participant’s outstanding award agreement will not, without the consent of the participant, adversely affect the participant’s outstanding awards except to qualify the awards for exemption under Code Sections 409A and/or 457A (if applicable) or as provided in an applicable grant agreement.

Change in Control

Awards under the Equity Incentive Plan are generally subject to special provisions upon the occurrence of a change in control transaction of the kind described in the Equity Incentive Plan. Under the Equity Incentive Plan, the Committee may provide in an award agreement or otherwise that upon a change in control (as defined in the Equity Incentive Plan) any or all of the following may occur (i) outstanding share options and/or share appreciation rights immediately become fully vested and exercisable; (ii) any remaining restriction period on any restricted shares or restricted share units immediately lapse and the shares become freely transferable; (iii) all performance goals are deemed to have been satisfied under all performance awards and the awards become immediately payable; (iv) all performance measures are deemed to have been satisfied for any outstanding incentive awards, which immediately become payable; (v) a director’s share purchase right will be paid in full in Chardan 2008 ordinary shares for services through the date of the consummation of the transaction; and/or (vi) awards may be treated in any other way as determined by the Committee. The Committee also may determine that upon a change in control, any outstanding share option or share appreciation right will be cancelled in exchange for a payment in cash, Chardan 2008 shares or other property for each vested share subject to a share option or share appreciation right in an amount equal to the fair market value of the consideration to be paid per Chardan 2008 ordinary share in the change of control transaction over the exercise price per share. The Committee also may, in its discretion, provide in an award agreement or otherwise that if, in the event of a change in control, the successor company assumes an award made under the Equity Incentive Plan or substitutes an equivalent entitlement therefor, then each such outstanding award will not be so accelerated.

New Plan Benefits

All awards under the Equity Incentive Plan are approved by the Committee, in its discretion. Therefore, it is not possible at this time to determine the awards that will be made to any particular employee, officer, director or consultant under the Equity Incentive Plan in the future. No awards have been made under the Equity Incentive Plan to date.

United States Federal Income Tax Consequences

The following discussion is a summary of the U.S. federal income tax consequences under current tax law to Chardan 2008, its subsidiaries and to individual participants in the Equity Incentive Plan who are individual citizens or residents of the United States relating to awards under the Equity Incentive Plan and any subsequent sale of Chardan 2008 ordinary shares acquired under the Equity Incentive Plan. The tax effect of awards may vary depending upon the particular circumstances, and the income tax laws and regulations change frequently. The following discussion does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of Chardan 2008 to deduct certain compensation for federal income tax purposes, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of a share option with previously-acquired shares. In addition, this summary does not address the state or local income or other tax consequences inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the Equity Incentive Plan or Chardan 2008 ordinary shares issued pursuant thereto.

Nonqualified Share Options.  There will be no federal income tax consequences to a participant or to Chardan 2008 upon the grant of a nonqualified share option. When the participant exercises a nonqualified share option, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the option shares on the date of exercise over the share option exercise price paid, and Chardan 2008 or its applicable subsidiary will be entitled to a corresponding federal income tax deduction, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. Any gain a participant realizes when the participant later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the participant held the shares.

Incentive Share Options.  There will be no federal income tax consequences to a participant or to Chardan 2008 or any of its subsidiaries upon the grant of an incentive share option. If the participant holds the option shares for the required holding period of at least two years after the date the incentive share option was granted and one year after exercise of the incentive share option, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and none of Chardan 2008 nor any of its subsidiaries will be entitled to a federal income tax deduction. If the participant disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, the participant will recognize taxable ordinary income in an amount equal to the difference between the share option exercise price and the lesser of the fair market value of the shares on the date of exercise or the disposition price, and Chardan 2008 or its applicable subsidiary will be entitled to a federal income tax deduction equal to such amount, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. Any amount received by the participant in excess of the fair market value on the exercise date will be taxed to the participant as capital gain, and none of Chardan 2008 nor any of its subsidiaries will be entitled to a corresponding federal income tax deduction. While the exercise of an incentive share option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the option exercise price will be a tax preference item for purposes of the federal alternative minimum tax. In addition, the participant’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for alternative minimum tax purposes. If a participant is required to pay alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including any incentive share option adjustment) generally may be allowed as a credit against the participant’s regular tax liability (and, in certain cases, may be refunded to the participant) in subsequent years.

Share Appreciation Rights.  The participant will not recognize income, and none of Chardan 2008 nor any of its subsidiaries will be entitled to a federal income tax deduction, at the time a share appreciation right is granted. When the participant exercises the share appreciation right, the cash or fair market value of any shares received will be taxable to the participant as ordinary income, and Chardan 2008 or its applicable subsidiary will be entitled to a federal income tax deduction equal to such amount, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code.

Restricted Share Awards.  Unless a participant makes an election to accelerate recognition of income to the grant date as described below, the participant will not recognize income, and none of Chardan 2008 nor any of its subsidiaries will be entitled to an income tax deduction, at the time a restricted share award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the shares as of that date, less any amount paid for the shares, and Chardan 2008 or its applicable subsidiary will be entitled to a corresponding federal income tax deduction, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. If the participant files an election under Section 83(b) of the Internal Revenue Code within 30 days after the grant date, the participant will recognize ordinary income as of the grant date equal to the fair market value of the shares as of that date, less any amount paid by the participant for the shares, and Chardan 2008 or its applicable subsidiary will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code. Any future appreciation in the shares will be taxable to the participant at capital gains rates. However, if the shares are later forfeited, such participant will not be able to recover the tax previously paid pursuant to the Section 83(b) election.

Restricted Share Unit Awards, Performance Share Awards, and Performance Share Unit Awards.  A participant will not recognize income, and none of Chardan 2008 nor any of its subsidiaries will be entitled to a federal income tax deduction, at the time a restricted share unit award, performance share award, or performance share unit award is granted. When a participant receives payment under a restricted share unit award, performance share award, or performance share unit award, the amount of cash received and/or the fair market value of any shares received will be ordinary income to the participant, and Chardan 2008 or its applicable subsidiary will be entitled to a corresponding federal income tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Internal Revenue Code.

Code Section 409A and Code Section 457A.  Sections 409A and, if applicable, 457A of the Internal Revenue Code have implications that may affect certain awards under the Equity Incentive Plan. Some or all of the following penalties may apply to awards under the Equity Incentive Plan if the terms of such awards are not exempt from or do not comply with the requirements of Section 409A or, if applicable, 457A: (i) appreciation is includible in the participant’s gross income for tax purposes once the awards are no longer subject to a “substantial risk of forfeiture” (e.g., upon vesting), (ii) the participant is required to pay interest at the tax underpayment rate plus one percentage point commencing on the date an award subject to Section 409A or, if applicable, Section 457A is no longer subject to a substantial risk of forfeiture, and (iii) the participant incurs a 20% penalty tax on the amount required to be included in income. The Equity Incentive Plan and the awards granted thereunder are intended to be exempt from or conform with the applicable requirements of Sections 409A and 457A.

Conclusion of Chardan 2008’s Board of Directors.

After careful consideration of all relevant factors, Chardan 2008’s Board of Directors has determined that the proposal to adopt the Equity Incentive Plan is in the best interests of Chardan 2008 and its shareholders. Chardan 2008’s Board of Directors has approved and declared advisable the proposal and recommends that you vote or give instructions to vote “FOR” the proposal.

PROPOSAL TO AMEND CHARDAN 2008’s AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION TO CHANGE ITS CORPORATE NAME

Chardan 2008 proposes to amend its Memorandum and Articles of Association to change its corporate name from “Chardan 2008 Acquisition Corp.” to “DJSP Enterprises, Inc.” upon closing in order to reflect Chardan 2008’s acquisition of the Target Business. If the Acquisition Proposal is not approved, the name change amendment will not be presented at the meeting. In addition, if the Closing does not occur, Chardan 2008’s Board of Directors will not effect the name change.

In the judgment of Chardan 2008’s Board of Directors, if the Closing occurs, the change of Chardan 2008’s corporate name is desirable to reflect the fact that Chardan 2008 would then be an operating business. A copy of the Amended and Restated Memorandum and Articles of Association as it would be filed to change Chardan 2008’s name (pursuant to this proposal) is attached to this proxy statement as Annex B.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the amendment changing the Company’s name is adopted.

Conclusion of Chardan 2008’s Board of Directors.

After careful consideration of all relevant factors, Chardan 2008’s Board of Directors determined that the proposal to amend Chardan 2008’s Memorandum and Articles of Association to change Chardan 2008’s name to “DJSP Enterprises, Inc.” is in the best interests of Chardan 2008 and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the Name Change Proposal.

PROPOSAL TO AMEND CHARDAN 2008’s AMENDED AND RESTATED MEMORANDUM AND
ARTICLES OF ASSOCIATION TO REMOVE RESTRICTIVE PROVISIONS

Chardan 2008 proposes to amend its Amended and Restated Memorandum and Articles of Association to eliminate certain provisions that will become extraneous if the transactions contemplated by the Acquisition Proposal are consummated and to make these governing corporate documents more consistent with those of US domestic companies whose shares trade publicly in the United States. The proposed changes include the following (which do not include a discussion of non-substantive revisions or the correction of typographical errors):

Changes to the Memorandum of Association

Clauses 1.2 and 1.3.  Gives the board of directors or the members (shareholders) the authority to change the company’s name and designates any such change of name as an amendment to the Memorandum, requiring that the amendment procedures be followed.

Clause 2.2.  Limits the liability of each member is limited to the subscription amount from time to time unpaid on that member’s shares any liability expressly provided for in the Memorandum or Articles and the liability to repay any distribution to the extent required by section 58(1) of the BVI Business Companies Act. Pursuant to section 58(1) of the Act, a distribution made to a member at a time when the company did not, immediately after the distribution, satisfy the solvency test may be recovered by the company from the member unless: (a) the member received the distribution in good faith and without knowledge of the company’s failure to satisfy the solvency test; (b) the member has altered his position in reliance on the validity of the distribution; and (c) it would be unfair to require repayment in full or at all.

Clauses 4.2 and 4.3.  Confers on the directors the right to change the company’s registered agent and provides a procedure for effecting such change without the cooperation of the existing agent.

Clause 5.3.  Enumerates specific powers of Chardan 2008. These include the authority to grant options over unissued or treasury shares, issue securities convertible into shares, issue debt obligations and options, warrants and right to acquire debt obligations, guarantee liabilities of their parties and to protect the assets of Chardan 2008 for the benefit of, among others, Chardan 2008 itself, its creditors and its members.

Clause 6.1.2.  Designates 1,666,667 of Chardan 2008’s preferred shares as Series A Preferred Shares.

Clause 7.  Modifies the rights conferred to shareholders holding ordinary shares to include a right to an equal share in the distribution of the surplus assets of Chardan 2008, subject to the liquidation preference afforded to the holders of Series A Preferred Shares, and adds the rights of the holders of Series A Preferred Shares, including the right to vote on an as converted basis, the right to convert to ordinary shares, the right to a $15.00 per Series A Preferred Share nonparticipating liquidation preference, the right to share in dividends on an as converted basis and the right to share on an as converted basis in any non-liquidating distribution of the company’s surplus assets. Section 7.3 also establishes the requirement of the consent of 75% of the issued and outstanding shares of any class, other than ordinary shares, in order to effect any change in the rights of such class, other than ordinary shares.

Clause 9.  Specifies the procedures that must be followed to amend the Memorandum of Articles of Association of Chardan 2008.

Clause 10.  Specifies certain actions that may be taken only with the affirmative majority vote of the Series A Preferred Shares, including the following:

•	Issuance of any shares or securities of Chardan 2008 not convertible into Ordinary Shares not issued for compensatory purposes;
•	Issuance of any Series A Preferred Shares or securities convertible into or exchangeable for Series A Preferred Shares;
•	Authorizing, issuing or entering into any agreement providing for (i) the issuance (contingent or otherwise) of any equity securities in Chardan 2008 (or any securities convertible into or exchangeable or exercisable for any equity securities in Chardan 2008) with preferences and class rights senior to or on parity with the Series A Preferred Shares;

•	Authorizing or approving any amendment to Chardan 2008’s issued and outstanding warrants;
•	Authorizing the grant or award of incentive shares in Chardan 2008;
•	Selling, transferring or disposing of the whole or any part of any of Chardan 2008’s membership interest in DAL;
•	Establishing any subsidiary of Chardan 2008 or taking of certain actions with respect to any subsidiary;
•	Changing the number of directors, the classes of directors, the terms of office of directors or the manner of nominating or appointing directors;
•	Issuing of any equity securities in Chardan 2008 at below market price; and
•	Amending Clause 10 or 11 (Company Covenants) of the Memorandum.

Clause 11.1  This restricts the business of Chardan 2008 to, among other things, promoting the business and interests of DAL, holding DAL Common Units (and securities convertible into or exercisable for DAL Common Units) and enforcing the rights attendant to those units, maintaining Chardan 2008’s status as a public reporting company, administering Chardan 2008’s rights, duties, liabilities and obligations arising in connection with securities that Chardan 2008 may issue, engaging in financing activities to support its operations and complying with applicable laws.

Clause 11.2.  Requires Chardan 2008 to call its outstanding warrants at the earliest time permitted under the warrants, to exercise the DAL warrants held by Chardan 2008 upon the exercise by Chardan 2008 warrant holders of their warrants and distribute to shareholders any distribution received from DAL after payment of taxes and provision for operating expenses.

Changes to the Articles of Association

Article 1.  Eliminates definitions related to Chardan 2008’s status as a blank check company.

Article 2.2.  Article deleted to conform to the amendments made to the Memorandum regarding the Series A Preferred Shares and matters that may be taken only with the affirmative majority vote of the Series A Preferred Shares.

Article 7.  Modified the procedures for meetings of members, including those relating to lack or loss of a quorum, the manner of designating the chairman of the meeting, affording any independent director the right to have a poll taken with respect to the vote on any matter before the meeting and eliminating the right of the chairman to cast a deciding vote in the event of a tie.

Article 8.  Eliminates a provision that related to member consents prior to the occurrence of Chardan 2008’s initial public offering and eliminated the right of the chairman to require a notarized proxy in order for votes to be counted.

Article 10.  Changes the number of directors of Chardan 2008 to seven and establishes the four classes of directors and specifies the initial and subsequent terms for each class, eliminates the right of a director to appoint an alternate director in his place and eliminates the right of the directors to remove one of their number from the board.

Article 11.  Eliminates the right of a corporation to serve as an officer of the company and language that related to the authority of the members to direct the activities of the directors.

Article 12.  Eliminates the right of a corporation to serve as a director of Chardan 2008.

Article 13.  Eliminates the chairman’s right to cast the deciding vote in case of a tie vote at a meeting of the directors, changes the notice provisions for directors’ meetings from three days to 24 hours and defines a quorum of the board as a majority of the members rather than a third.

Article 18.  Strikes the provisions regarding the audit of Chardan 2008’s books of account for the reason that such provisions are superseded by rules and regulations of the United States Securities and Exchange Commission and Nasdaq, with which Chardan 2008 is otherwise obligated to comply.

Article 19.  Revises the provisions regarding the manner of giving notices to members, and it provides that notice periods shall be counted from the date that the notice is sent, not received.

Article 23.  Eliminates the Business Combination Articles, which have no application to the business if the Acquisition Proposal is completed.

In the judgment of Chardan 2008’s Board of Directors, if the transactions contemplated by the Acquisition Proposal are consummated, the Amendment Proposal is desirable to remove certain provisions that would no longer be applicable to an operating company and which provide the former management of Chardan 2008 some ability to influence significant corporate events of the Company. A copy of the Second Amended and Restated Memorandum and Articles of Association as it would be filed if the proposal to amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association and to change Chardan 2008’s name (pursuant to the immediately preceding proposal) is attached to this proxy statement as Annex B.

Conclusion of Chardan 2008’s Board of Directors.  After careful consideration of all relevant factors, Chardan 2008’s Board of Directors determined that the Amendment Proposal is in the best interests of Chardan 2008 and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the approval of the Amendment Proposal described above.

PROPOSAL TO ADJOURN OR POSTPONE THE EXTRAORDINARY GENERAL MEETING FOR
THE PURPOSE OF SOLICITING ADDITIONAL PROXIES

This proposal allows Chardan 2008’s Board of Directors to submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the extraordinary general meeting to approve the proposed acquisition.

If this proposal is not approved by Chardan 2008’s shareholders, its Board of Directors may not be able to adjourn the extraordinary general meeting to a later date in the event there are not sufficient votes at the time of the extraordinary general meeting to approve the proposed acquisition.

Conclusion of Chardan 2008’s Board of Directors.  After careful consideration of all relevant factors, Chardan 2008’s Board of Directors determined that the proposal to allow adjournment or postponement of the extraordinary general meeting for the purpose of soliciting additional proxies is in the best interests of Chardan 2008 and its shareholders. The Board of Directors has approved and declared the proposal advisable and recommends that you vote or give instructions to vote “FOR” the proposal.

INFORMATION ABOUT DAL LLC

Chardan 2008 China Acquisition Corp. (“Chardan 2008”) is proposing to enter into a business combination, in which it will acquire a controlling interest in DAL Group, LLC (“DAL” or the “Company”). If Chardan 2008’s shareholders approve the Acquisition Proposal, at the time the acquisition closes, DAL will acquire three businesses, DJS LLC, DSI LLC and PTA LLC (collectively, the “Target Companies”), each of which is engaged in providing non-legal services supporting residential real estate foreclosure, other related legal actions and lender owned real estate (“REO”) services (collectively, the “Target Business”). Each of the Target Companies is a newly formed entity which will acquire its business and operations immediately prior to the closing of the acquisition. At such time, DJS LLC will acquire all of the non-legal service business and operations of the Law Offices of David J. Stern, P.A. (“DJS”), DSI LLC will acquire all of the business and operations of Default Servicing, Inc. (“DSI”) and PTA LLC will acquire all of the business and operations of Professional Title and Abstract Company of Florida, Inc. (“PTA”). DJS, DSI and PTA are referred to as the “Stern Contributors.”

DJS provides its clients legal services and related non-legal support in connection with residential foreclosures, bankruptcy, complex litigation, evictions and the sale of REO properties by foreclosing lenders. DJS was founded by David J. Stern (“Stern”) in 1994. Stern is the sole owner of DJS. Immediately prior to the closing of the acquisition, the legal and non-legal portions of DJS’ business will be split; the non-legal portion will be contributed to DJS LLC and the legal portion will remain with DJS. At the time of the closing, most of the work expected to be performed by DJS LLC after the closing will originate in connection with legal matters handled by DJS. Accordingly, contemporaneously with the closing, DJS and DJS LLC will enter into a long term Services Agreement pursuant to which DJS will engage DJS LLC to provide substantially all non-legal support required for the legal matters handled by DJS. For example, when DJS receives legal referrals from its clients, it will use DJS LLC to, among other things, prepare drafts of pleadings and documentation for such clients. At the time of closing, DJS will be DJS LLC’s sole customer. DJS LLC will have its principal office at 900 Pine Island Dr., Suite 400, Plantation, Florida 33324.

PTA’s role is to support the business of DJS by providing necessary services to proceed with the legal actions. Stern founded PTA in 1994 and remains its sole owner. Currently, PTA performs title searches and examinations related to legal services provided by DJS and also assists in the location of defendants in foreclosure proceedings to enable service of legal process (collectively, the “PTA Tasks”). After the closing of the transactions contemplated by the Acquisition Proposal, PTA LLC will assist DJS LLC with the PTA Tasks to the extent required as a result of the work that DJS LLC receives from DJS. PTA LLC will have its principal office at 900 Pine Island Dr., Suite 400, Plantation, Florida 33324.

Stern founded DSI in 2003 and remains its sole owner. Currently, DSI provides REO related services, including property inspection, valuation, broker assignments and closings of purchases for a national client (collectively, the “DSI Tasks”). After the closing of the transactions contemplated by the Acquisition Proposal, DSI LLC will continue to provide the DSI Tasks directly to its client. DSI will have its principal office at 5111 Commerce Crossing Dr., Suite 210, Louisville, Kentucky 40029.

Large-scale foreclosure processing services require both a large skilled staff and a substantial investment in the information technology (“IT”) systems needed to manage the large volume of data involved in tracking each of the cases. Currently, DJS receives over 6,000 new foreclosure files each month on average, with each taking about ten to twelve months to complete. As a result, there is a need to track and manage activity in approximately 100,000 distinct legal proceedings at a time. The scale and complexity of the foreclosure process, as described below, makes the IT solutions difficult and expensive to develop, requiring both considerable investment and substantive knowledge. Adding to the complexity is the fact that each county’s courts have “local” rules of procedure that need to be complied with. The differences between counties and judges present a special challenge to achieving a quick and efficient resolution of a foreclosure action. DJS has made significant investments in technology, processes and staff in order to meet the requirements for foreclosure actions throughout Florida. These investments will be transferred to the Target Companies at the closing. This efficient process provides benefits to both the defaulting borrowers, who ultimately bear the costs, as they have fewer expenses to bear, and the foreclosing lender, by allowing them to retain a higher level of liquidity while processing the large volume of defaulted loans.

The Target Business rapidly expanded over the past four years, increasing collective revenues from $40.4 million in 2006 to $199.2 million in 2008, while increasing net income for the same two periods from $8.6 million to $42.9 million. A majority of the growth has been fueled by the increase in the number of mortgage foreclosures taking place in the Target Business’ principal market of Florida. It is the Stern Contributors’ success in handling the rapid growth that has enabled it to expand with the market. Through extensive investment in its leading-edge IT, development of scalable proprietary processes as a centralized facility, and hiring and training of the staff needed to conduct operations at a large scale, the Target Business is positioned to maintain a competitive advantage in an industry generally populated by smaller firms.

The Target Business’ IT systems allow it to interact efficiently with clients and reduce processing time while minimizing human error in handling the over 6,000 new files that it currently receives for processing on average in a month.

In addition, the Stern Contributors’ processing facility in Florida is supported by a scalable, low-cost operation in Manila, Philippines that provides data entry and document preparation support. The Stern Contributors have successfully adapted its processing operations from an average of 1,300 foreclosure files per month in 2006 to 6,200 per month for the first half of 2009 while improving adjusted earnings before interest, taxes, depreciation and amortization, excluding non-recurring or one time expenses, from 27% to 29% of revenue in each period, respectively. See section titled “Adjusted EBITDA” located in Section titled “DAL Management Discussion and Analysis of Financial Condition and Results of Operations of Target Business.”

Corporate Development and History

DJS LLC (“DJS LLC”)

DJS LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of the assets used in providing non-legal services from DJS. Immediately prior to the closing of the acquisition, DJS will contribute the assets used in providing non-legal services to DJS LLC, which is owned by DJS. DJS will, in turn, contribute and sell the membership interests in DJS LLC to DAL in exchange for membership interests in DAL, among other consideration.

DJS LLC will have a long-term exclusive Services Agreement with DJS under which it will have the right to perform all non-legal services required to process foreclosure files and perform ancillary services. Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to DJS, such as finance, accounting, IT and other administrative functions. A substantial portion of the individuals currently working for the Target Business will be employed by DJS LLC after the closing. DJS LLC will be the exclusive processing firm for all business undertaken by DJS, and DJS will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities. However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions.

The information regarding the operations of DJS LLC presented in these materials relate to periods during which those services were being performed or provided by DJS.

Professional Title and Abstract Company of Florida, LLC (“PTA LLC”)

PTA LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of PTA’s assets. Immediately prior to the closing of the acquisition, PTA will contribute its assets to PTA LLC, which is owned by PTA. PTA will, in turn, contribute and sell the membership interests in PTA LLC to DAL in exchange for membership interests in DAL, among other consideration.

Default Servicing, LLC. (“DSI LLC”)

DSI LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of DSI’s assets. Immediately prior to the closing of the acquisition, DSI will contribute its assets to DSI LLC, which is owned by DSI. DSI will, in turn, contribute and sell the membership interests in DSI LLC to DAL in exchange for membership interests in DAL, among other consideration.

DAL

DAL is owned 99.9% by FlatWorld DAL LLC (“FlatWorld DAL”) and 0.1% by Fortuna Capital Partners LP (“Fortuna”). FlatWorld DAL is owned by Nagina Engineering Investment Corp. and Fortuna. Immediately following the closing of the acquisition, Fortuna will transfer its membership interest to FlatWorld DAL. DAL was formed on March 20, 2007. Prior to May 1, 2009, DAL did not conduct any operations. On May 1, 2009, DAL acquired a letter of intent, which was previously entered into by FlatWorld Capital LLC and David J. Stern (“Stern”). See section titled “Description of Significant Events with Target.” Thereafter, such letter of intent was renegotiated on behalf of DAL and on June 9, 2009 DAL entered into an amended and restated letter of intent and a corresponding letter agreement with DJS and Chardan, respectively. The transaction documents which will effect the acquisition have been negotiated on behalf of DAL, and on December 10, 2009 DAL entered into the Acquisition Agreement. As part of the consummation of the acquisition, DAL will acquire the membership interests of DJS LLC, DSI LLC and PTA LLC. DAL will conduct, through such operating subsidiaries, the operations relating to the Target Business after the consummation of the Acquisition.

After the closing, its principal offices will be located at 900 Pine Island Dr., Suite 400, Plantation, Florida 33324.

Business Strategy

Overview

The business strategy for the Target Business in the short and medium term is to furnish cost-efficient processing services for mortgage lenders and servicers who must manage the unprecedented volumes of foreclosures that are expected to continue in Florida. The Target Business’ timely and cost-efficient processing capabilities allow mortgage lenders to preserve capital and liquidity while reducing the cost and economic loss associated with residential mortgage foreclosures.

Growth Strategy

Substantially all of the Target Business revenues are generated from its services in Florida. The growth strategy for the Target Business includes broadening its geographic markets and its services offering, as well as seeking a larger share of its current markets of Florida and Puerto Rico. The Target Company’s management believes that four areas provide opportunity for continued growth of its business:

•	continuing increases in mortgage foreclosure and bankruptcies due to the rapid decline in home values, high unemployment rates and the reset of adjustable rate mortgages to higher rates;
•	increasing market share in its current markets of Florida and Puerto Rico;
•	geographic expansion beyond those two markets; and
•	the extension of its services to build counter-cyclical business in mortgage origination; mortgage servicing processing, other consumer lending processing and other legal process outsourcing services.

In the long-term, the DAL's strategy is to position the Target Business as a non-cyclical mortgage processing company with a low-cost, highly scalable delivery platform and predictable, diversified revenue streams. In the future, the Target Business plans to build counter-cyclical business lines through organic growth and selective acquisitions, although it has not initiated discussions with any such acquisition candidates to date.

Foreclosure Services

Overview

Foreclosure is the process through which the lender repossesses the mortgaged property when a borrower defaults on his or her mortgage. The foreclosure process is complete once a lender has acquired title to a property through a foreclosure auction or sale or a third party purchases the foreclosed property. If the property reverts to the lender, it may require REO closing services thereafter. The Target Business’ primary business involves non-legal services related to mortgage foreclosures on residential properties. In the United States, foreclosure processes generally follow one of two general models: judicial or non-judicial, with variations on a state-by-state basis within each of these groups. As described more fully below, judicial states tend to be more protective of the borrower’s rights, which results in a more complicated, costly and time-consuming process. Florida and Puerto Rico, where all of the Target Business’ current business takes place, are both judicial jurisdictions. Having developed the specialized IT, processes and trained employees required to support operations in the more complicated judicial states of Florida and Puerto Rico, the Target Business both benefits from the barriers to entry to its existing markets inherent in the cost and time to develop such specialized systems. It also has the ability to apply its current systems and processes to less complicated non-judicial markets.

Foreclosures in Judicial States

As noted, Florida is a “judicial” foreclosure state. “Judicial” means that each foreclosure results in the entry of final judgment by a judge in a court of law and a sale set thereafter by the clerk of the court.

In non-judicial states, foreclosure occurs through a relatively simple process that typically involves giving notice to the debtor by mailing a default letter. If the debtor does not cure the default, a Notice of Sale will then be delivered to the debtor, posted publicly, recorded at the county recorder’s office and published locally. After waiting the legally required amount of time, the foreclosing lender can then auction the property publicly without judicial involvement. Auctions of foreclosed property in non-judicial states generally require settlement in cash at the time of the sale. Procedures vary state to state, with some not even requiring direct owner notification.

The judicial jurisdictions in which the Target Business operates involve a significantly higher level of processing activities, and therefore produce higher per case revenues for the Target Business. Foreclosures in a judicial state can be handled on a small scale on a case-by-case basis; but the inefficiencies inherent in these small scale operations can increase the cost of the process, which are often eventually born by the borrower if the loan is modified or the property sold, as well as slow the process down, which negatively affects the foreclosing lender. In addition, lenders and servicers begin incurring costs as soon as a borrower stops making timely mortgage payments. Many of these are time-dependent costs continue to grow as long as the loan is delinquent, in foreclosure, or in the REO sale process. These costs include lost principal and interest payments (including in some cases continuing to fund the monthly payments required to be made by servicers to mortgage investors on securitized loan pools), tax and insurance payments, maintaining any vacant properties, and the costs of collection efforts. Additionally, there are several one-time transaction costs that occur once foreclosure has been initiated, including legal costs for handling the foreclosure and administrative fees such as court filing fees, service of process fees and publishing fees. For those lenders or servicers who have a large number of loans in default, the cumulative cost of inefficiency can be immense.

Florida

Florida, the Target Business’ principal market, is a judicial state. Under Florida law, the actual prosecution of a foreclosure action in court must be done by a lawyer. The Target Business’ operations do not include the law firm operations of DJS as unauthorized practice of law regulations prohibit non-law firm entities from owning or operating a firm practicing law. However, a substantial portion of the processing services that support DJS’ actions can be done by non-lawyers. These non-legal processing services are the Target Business’ principal business.

In Florida, an average foreclosure case takes over twelve months from the time the lender refers it to a law firm to the court’s confirmation of the sale. Although reliable statistics are difficult to find, anecdotal evidence suggests that the rapid growth in foreclosure volumes statewide has increased the average process time meaningfully, as backlogs force courts to delay hearings

The Target Business is directly involved in every step of the foreclosure process, from the initial referral of the case to the law firm to the final conveyance of the property to the lender as a result of the foreclosure and to the ultimate purchaser from the foreclosing lender, providing the non-legal processing services required by the law firm.

Florida Process Overview

The following discussion provides further detail on each of the steps involved in the Florida foreclosure process.

•	Referral. A foreclosure action begins when a lender or servicer servicing a mortgage in default determines that there are no viable loss mitigation alternatives, leaving the lender with foreclosure as the only alternative. The law firms receiving these referrals from lenders and servicers are the customers and potential customers of the Target Business. To date, nearly all of the Target Business’ work has been done for DJS. The Target Business intends to market its services more broadly, both within Florida and to law firms in other markets, allowing law firms to benefit from the Target Business’ efficient processing operations and economies of scale.
•	Instituting the Action. Once a law firm receives a referral of a foreclosure action from a lender, it obtains a title search. The title search identifies the necessary defendants (which can include not just the homeowner/mortgagor, but also second mortgagees, lienors, etc., whose interests may also be affected by the foreclosure action). The title search also reveals any title defects. While a law firm may do this on its own, it is more efficiently performed by a third-party service provider, such as the Target Business.

The law firm representing the lender uses the title search to draft and file the complaint. A lis pendens is recorded in the public records and it puts all third parties that may have an interest in the property on notice of the pending foreclosure action. The Target Business updates its title search so that any parties that may have recorded claims in the period after the initial title search was conducted can be included in an amended complaint as defendants.

•	Service of the Summons & Complaint. After the filing of the complaint and lis pendens, the law firm delivers a copy of the complaint for service, as it is not permitted to serve process itself. Service of process of Florida residents may be accomplished by personal service or by substituted service. If attempts at service fail, service may be made by publication. Effective service by publication (constructive service) must be supported by an affidavit of due diligence and inquiry regarding the initial attempts to serve. Proceeding based on constructive service of process may require that the plaintiff petition the court to appoint an attorney ad litem to protect the interest of the non-appearing defendants.
•	Entry of Judgment/Summary Judgment. The defendants (depending on whether the defendant is an entity or an individual) have a fixed number of days to appear and file an answer or other responsive pleading to the complaint/amended complaint. If any defendant does not do so timely, the plaintiff’s lawyer will file a motion for entry of a default. If all defendants fail to appear and respond, the plaintiff may move for a final default judgment on the basis of affidavits from the plaintiff.

If any defendant files a responsive pleading, the next step is usually a motion for summary judgment, asserting that there are no material factual issues or valid defenses to a foreclosure action. Most mortgage foreclosure actions that reach this stage are resolved with this motion, thereby avoiding a trial and the attendant costs.

•	Sale. Most often, the mortgagee/plaintiff in a foreclosure action obtains repayment of the debt, wholly or partially, by selling the foreclosed property. Following entry of final judgment, a notice of sale is prepared and published once a week for two consecutive weeks in a newspaper of general circulation in the city where the property is situated prior to the sale. This is intended to make prospective purchasers aware of the impending sale. Unless otherwise ordered by the court, the sale must be set for a date no sooner than twenty days and no later than thirty-five days after the entry of the final judgment. The clerk of the court conducts the sale.
•	Right of Redemption. Until the time that a sale is final, any defendant has the right to redeem its interest in the foreclosed property. That means it can agree to pay the mortgagee the amount owed to it and become the legal owner. This might occur if a second mortgagee believes that the value of the property is greater than the amount of the first mortgage if marketed other than through a foreclosure sale. The right of redemption expires on the later of the filing of the certificate of sale by the clerk of the court or the time specified in the judgment.
•	Certificates of Title, Conveyances & Final Title. The clerk of the court will issue a certificate of title upon the expiration of the objection period. A final title search is ordered and policy issued where appropriate, and all final title evidence is forwarded to the client and the homeowner’s insurance carrier.
•	Deficiency Judgments. If the proceeds from the sale are insufficient to satisfy the entire amount due the plaintiff, it may seek a deficiency judgment for the shortfall. The ability to pursue a deficiency may be preserved in the foreclosure complaint. A motion for deficiency judgment may be filed after sale, when the deficiency is established, or a suit may be filed based on the obligations arising under the promissory note related to the mortgage.
•	Eviction. The final judgment of foreclosure directs the clerk of the court to issue a writ of possession. If, after issuance of the certificate of title, the property remains occupied, the writ is delivered to the sheriff for execution. The timing and manner of execution of the writ of possession varies from county to county. More and more courts are requiring a motion, order and established hearing date before issuing a writ.

Case Volume

Since late 2005, lenders have experienced historically high mortgage delinquency rates. As a result, DJS’ foreclosure case volume grew by 57% in 2008 to 70,328 foreclosure files from 44,733 in 2007, which itself represented a growth of 192% from 15,332 foreclosure files in 2006. This growth trend has continued to date, with DJS having received 37,727 foreclosure file referrals in Florida during the first six months of 2009, or more than 6,200 per month.

Direct Source Program

Historically, the majority of lenders relied on “aggregator” firms, which received large numbers of foreclosure files and directed them to select law firms to be processed. Recently, due to the need to cut costs and the increasing number of case files that need to be processed, lenders are shifting to a model in which they specify the firms to be used in their foreclosure actions. Called the “direct source” program, this is an initiative where certain major mortgage lenders and servicers utilize the best service vendors in the foreclosure process and refer certain file volumes directly to them, bypassing the aggregator firms and their associated “packaging” fees. As a result, in addition to reduced costs for the lender, ancillary services often sent to other firms (e.g., title searches or disposition of the REO) are now handled by the same firm involved in the foreclosure file, resulting in higher revenues per case file.

Although the Target Business does not participate in the direct source program, the law firms for whom it is processing files will be more likely to receive direct source relationships as a result of the quality of the Target Business’ work, which will indirectly benefit DAL. Through DJS, the Target Business will have direct source designations from certain vendors, representing approximately 33% of its total referral volume, demonstrating the confidence of these lenders in DJS and the Target Business to perform their tasks well and efficiently.

Fees

Each of the services involved in processing a foreclosure, both legal and non-legal, is generally ascribed a fixed value that is set forth in the retention agreement between the law firm and the client. These fees generally follow the guidelines set by the government sponsored entities (“GSEs”) such as the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Association (“Fannie Mae”).

Historically, these fees have been increased from time to time, and management expects that this practice will continue, though it has no way of knowing how often or by how much the fees will be increased. The Services Agreement between DJS LLC and DJS will entitle DJS LLC to receive payment of fees for the services that it performs for DJS. Under the Services Agreement, DJS LLC would be able to increase its fees periodically as a result of increases in its costs or changes in the services it provides. DJS LLC generally will receive its fee within a reasonable amount of time after the law firm is paid by its client.

Variations on the Process

While most foreclosures proceed from complaint to judgment, loss mitigation and reinstatement occur in some cases. Loss mitigation includes short sales, loan modifications, forbearance plans and deeds-in-lieu of foreclosure, also known generally as “work-outs.” In sum, reinstatement reverses obligations due under any acceleration clause and returns the debtor to the original payment schedule. The Target Business is entitled to receive additional fees for assisting its law firm client with these supplemental services.

Puerto Rico

The foreclosure processes in Puerto Rico, the Target Business’ second largest market at present representing approximately 1% of DJS’ foreclosure referral volume, is also a judicial process, jurisdiction. Compared to Florida its foreclosure processes are more complex and more lengthy. The complex and lengthy process in Puerto Rico in addition to its geographic location, are expected to discourage entry by new market participants.

Process Overview

The following discussion describes the various actions taken during the foreclosure process in Puerto Rico, contrasting it, where appropriate, with Florida’s.

•	Title Search. As with Florida, in Puerto Rico the starting point of a foreclosure action is a title search to determine the potential defendants in the action, including the current owner and other lienors.
•	The Complaint. The complaint must be filed in the Superior Court in Puerto Rico having jurisdiction over the property. Several documents must be affixed to the complaint, including a copy of the mortgage note, status of the debt and a brief property registry certification.
•	Service of the Complaint. The plaintiff has six months from filing the complaint to serve the summons and complaint on the mortgagor. Service of the complaint must be made directly to the mortgagor. The mortgagor then has 20 days to answer the complaint. If the server cannot locate the mortgagor, or it is determined after utilizing reasonable sources of information on the mortgagor’s whereabouts (mayor’s office, police headquarters, post office, etc.) that the mortgagor does not reside in Puerto Rico, then the server must execute a sworn statement requesting a court order authorizing service by publication. The mortgagor has 30 days to answer the complaint after the date of publication.
•	Answering the Complaint. If the mortgagor answers the complaint, the case proceeds through the courts in any of various ways, depending on the nature of the answer and defenses alleged, if any. If the mortgagor fails to answer the complaint, the plaintiff may move for a default judgment.
•	Entry of Judgment By Default. Ordinarily, the court will issue the default judgment without a hearing if the mortgagor failed to appear or answer.

•	Execution on the Judgment. Thirty days after the date of the judgment, the plaintiff must file a motion requesting an order for execution. In response, the court will issue a writ of execution, which gives the marshal of the court the authority to sell the property to the highest bidder at public auction.
•	Sale. Three public sales are held at different dates. A notice of each sale must be published at least once a week in at least one newspaper for a period of two weeks. The highest bidder from among all three public sales is awarded the property.

Fees

DJS began generating income from foreclosures in Puerto Rico in early 2006. In most cases, law firms in Puerto Rico receive a referral of a foreclosure action through DJS from lenders and servicers for which it handles foreclosures in Florida. Although it is not licensed to practice law in Puerto Rico, DJS oversees the activities of the law firms to which it has referred the foreclosure cases. The Target Business provides title services to local counsel in Puerto Rico. The Target Business generates fees for these files through a packaging fee received from the local firm for monitoring the file for the lender.

Going forward, one or more of the Target Companies is expected to provide most of the coordination and monitoring services on the Puerto Rico files referred by DJS, as well as title searches and abstracts, which will entitle it to a fee on each file for its services.

Case Volume

In Puerto Rico, DJS received 652 foreclosure referrals during 2008, all from the same client. The Puerto Rico market represents a solid growth opportunity, as DJS has received numerous inquiries from potential clients to handle their foreclosure activities, but to date no additional clients have been secured.

Title Services

Title Exam & Abstract

Almost every foreclosure referral to DJS requires a title exam and abstract (a written history of all deeds, liens and encumbrances affecting a specific property) in order to identify the defendants to be included in the complaint. A title exam will also discover any defects in title or claims against or other burdens on the property. A title exam will answer many questions, such as the existence of:

•	Judgments against the owners;
•	Liens filed against the property by city, county, state or federal authorities for taxes or otherwise; and
•	Lawsuits against the owners which could affect ownership of the property.

While a title exam is an important step in any foreclosure action, it is particularly important in a judicial state, where all persons with an interest in the property (including lien holders) must be joined in the foreclosure action. The ability to execute the title search quickly and accurately is essential to prompt commencement of the action. For 55 of 67 Florida counties, the Target Business utilizes the ATIDS electronic title record database, which affords the Target Business real time, on-line access to public land records. With ATIDS, title searches can be performed in as little as one hour. For the remaining 12 counties, the Target Business utilizes third-party vendors to obtain title searches, with a typical turnaround time of 24 hours to 48 hours.

Fees

The Target Business receives a set fee from its customers for each title abstract and exam and an additional fee for each title update. With the exception of files where the loan has been reinstated prior to entry of judgment, the Target Business usually updates its title exams at least once over the course of a foreclosure case. In addition, the Target Business provides ancillary services on a fee per service basis.

Bankruptcy Services

When a borrower files for bankruptcy during the foreclosure process, the file is transferred to DJS’ bankruptcy department and the Target Business continues to provide non-legal support services when needed. Two of the most typical actions taken when a debtor is in bankruptcy is filing a proof of claim (“POC”) and drafting a motion for relief from a stay. A POC is filed after the lender receives notice that the debtor has filed a bankruptcy petition (usually Chapter 13). The POC states the amount and type of the debt owed and the arrearage on the debt.

All litigation involving the petitioner, including but not limited to foreclosure proceedings, is automatically stayed upon the filing of a bankruptcy petition. As the mortgagee is a secured creditor with senior rights to the proceeds from the sale of the mortgaged property, a Motion for Relief (“MFR”) from the automatic stay is generally filed to avoid delay in getting to judgment. The MFR is typically granted, as the rights of other creditors are generally not at issue in the foreclosure proceeding or, if they are, are dealt with in that action. A MFR will typically be heard within 25 – 30 days of notice of the bankruptcy filing. The average time for the court to grant an MFR is 5 – 7 days after the hearing date.

Other bankruptcy actions include seeking comfort orders to confirm termination of an automatic stay and filing and defending objections to confirmation of the bankruptcy plan or motions seeking re-imposition of the stay.

The Target Business conducts processing services for DJS’ bankruptcy referrals in both Florida and Puerto Rico. DJS’ bankruptcy referrals grew by 48% in 2008 to 8,116 bankruptcy files from 5,483 files in 2007, which in itself represented a growth rate of 95% from 2,814 files in 2006. DJS’ bankruptcy business has continued to increase in 2009, with 5,145 total referrals in the first six months of the year.

The following chart shows the increase in the number of bankruptcy referrals that DJS has received from 2006 to June 30, 2009.

Eviction Services

Once the foreclosure process is complete, if the residence is not already vacant, occupants need to be evicted from the property. In such cases, the Target Business will prepare the eviction documents for DJS. Evictions in Florida typically require 20 to 45 days from the date of foreclosure sale. DJS experienced a significant increase in eviction volumes in 2008 due to rising foreclosure rates, continuing upward trends in lender-owned properties and increasing direct source volumes. Eviction referrals grew by 141% in 2008 to 6,134 files from 2,546 files in 2007, which in itself represented a growth of 398% from 511 files in 2006.

The following chart shows the increase in the number of eviction referrals that DJS has received from 2006 to June 30, 2009.

Real Estate Owned (“REO”) Closing Services

When a lender sells a property that it has recently acquired through foreclosure, there is a need for REO closing services. For REO closings, the Target Business prepares the closing documents, and assists DJS in the coordination of the document execution and management of the disbursement of funds, including wire transfers and escrow arrangements, as necessary. Because DJS is already familiar with the file, the seller of the REO property (the client), will typically utilize DJS for REO closing services as well. The Target Business is best positioned to provide DJS the additional services required for it to conduct REO closings, because it has already examined the title and identified and resolved any issues. This reduces the amount of work necessary in the REO closing process and reducing costs for the client by closing the transactions sooner.

The DJS’ REO closings file volume grew by 439% in 2008 to 3,949 files from 732 files in 2007, which itself represented a growth of 130% from 318 files in 2006. DJS’ REO closing business has continued to increase in 2009, with 2,453 total referrals in the first six months of the year. In addition to the overall increase in foreclosure volumes, the increasing trend of foreclosed properties reverting back to the foreclosing lender, as opposed to being reinstated or sold to third parties at the foreclosure sale, has continued, fueling the growth of this aspect of the Target Business’ operations. This growth continued for 2008 and is expected to do so through 2010, as foreclosure rates remain high and the potential for a stabilization of real estate prices has led many lenders to choose to hold the foreclosed assets rather than sell them at a loss. These trends, in addition to customers gained by DJS through direct source programs should drive continuing growth in REO closing services for the Target Business over the next several years.

The following table depicts DJS’ REO closing referral volumes by year from 2006 to June 30, 2009.

Real Estate Owned Liquidation Services

DSI assists the client in all phases of the REO liquidation process, including property inspection, valuation, eviction, broker assignment and liquidation. DSI currently provides REO liquidation related services for properties nationwide for a single customer. DSI’s volume of REO liquidation files grew by 146% in 2008 to 3,362 files from 1,366 in 2007, which itself represented growth of 12% from 1,219 files in 2006. The following chart shows the increase in the number of REO liquidation referrals that DJS has received from 2006 through June 30, 2009.

DSI has recently received a substantial commitment for increased REO services volumes from a national client, which is not included in current volume run-rates. As refinance options for borrowers in foreclosure decrease, the management anticipates more REO properties in the near future, which is expected to contribute to an increase in overall REO services demand.

Loss Mitigation

In October 2008, DJS began to offer loss mitigation services to its clients. These services provide DJS’ clients with alternatives to foreclosure, such as loan modification or forbearance, which allow a borrower to continue to own his or her property, and short sales and deeds-in-lieu of foreclosure, which transfer property ownership to a third party or the lender. Once the client decides to pursue loss modification rather than foreclosure, the Target Business prepares the required documentation, the cost of which varies depending on the type of loss mitigation service that the client chooses. DJS has dedicated staff to execute this service offering for its clients.

While loss mitigation may appear on its face to reduce the number of foreclosures, recent data suggests that 25% to 40% of modified loans fall delinquent. These delinquent loans, in turn, are more likely to go into foreclosure. A substantial percentage of modified loans fall delinquent because many loan modifications consist of temporarily lowering the borrower’s interest rate while increasing the total amount owed on the home by adding fees and late payments to the principal balance. In some instances, where the loan modification includes an increase in the principal amount of the loan, a borrower’s monthly payment may actually increase, making it even more difficult for the borrower to pay. Management believes that it is likely that DJS will receive a foreclosure referral from a loan modification matter it handled because it will already have familiarity with the file.

Monitoring Services

DJS also offers “monitoring services” to junior lienors of property that is in foreclosure. DJS follows the foreclosure process through the sale and represents the junior lienor in the sale process. Under parameters established by the customer, DJS will actively participate in the foreclosure auction process on behalf of the customer in order to maximize the probability that the junior lienor will receive some proceeds from the foreclosure. The Target Business prepares the necessary documentation required by DJS to handle these monitoring services. DJS handled 1,447 monitoring cases in 2008, a decline of 37% from 2,295 monitoring cases in 2007, which was up over 112% from the 1,081 monitoring cases in 2006. DJS’ monitoring business has continued to decline in 2009, with 550 total referrals in the first six months of the year. The past growth in this service area derives from both the overall increase in foreclosure volume and the increase in second mortgages over the last five to seven years, when rising real estate values enabled owners to take second mortgages against the equity appreciation in their homes. The recent decline in this service area stems from the dramatic decline in home valuations over the past several years, which has driven the continuing growth of foreclosures but has also resulted in significantly reduced prospects for any recoveries for junior lien holders from the foreclosure process.

The following chart illustrates DJS’ monitoring referral volumes by year from 2006 through June 2009.

Litigation Services

Litigation can arise in the course of foreclosure, and even after the foreclosure process concludes. DJS’ standard fees are based on the typical case, in which the foreclosure is not contested. If the homeowner challenges the foreclosure, the breadth of DJS’ services, and the fees generated, increase significantly.

The Target Business assigns a team, consisting of a paralegal and a processor, to each litigation matter. The Target Business’ team prepares documentation for the DJS attorney to use in the litigation.

Market Overview

U.S. Foreclosure Industry

Foreclosures in the U.S. are occurring at record rates, a trend expected to continue for the foreseeable future. Many consumers in the years prior to 2007 took advantage of historically low interest rates, lenient lending standards and a multitude of sub-prime and adjustable-rate products either to purchase new homes, to refinance existing mortgage debt or to consolidate growing credit card and other debt. Borrowers are now faced with a continuing recession, worsening job market, declining home resale market, tighter lending standards and elevated property taxes. The result is an increase in foreclosure rates, especially among sub-prime borrowers (those with weak credit records), with Florida’s foreclosure rate twice that of the national average.

The recent dramatic rise in foreclosures may suggest that foreclosure activity has experienced an unnaturally high peak in recent years that it cannot sustain. The Target Business’ management believes historical data suggests otherwise and points to continued growth in foreclosures. Based on information provided to the Mortgage Banking Association (“MBA”) by banks and loan servicers, U.S. foreclosure volumes had grown at a compounded annual growth rate (CAGR) of approximately 14% between 1979 and 2006, prior to the most recent increase in foreclosure rates, which the Target Business’ management believes points to a long term, systemic growth in foreclosure volumes. This steady upward trend in the number of foreclosures results from an increase in the number of loans in service, driven by the rise in home ownership rates and population growth.

In its third quarter 2009 industry report, the MBA estimates that 4.47% of all mortgage loans, 2.0 million of the 44.7 million outstanding loans, were in foreclosure as of September 30, 2009, an increase of 17 basis points from first quarter of 2009 and 150 basis points from one year earlier. The delinquency rate, which shows the percentage of loans that are at least one payment past due but not yet in foreclosure, increased to 9.94% (highest since the MBA began its survey in 1972) of all loans outstanding as of September 30, 2009, up 108 basis points from June 30, 2009, and up 265 basis points from one year earlier. Delinquency rates are a leading indicator for future foreclosure referrals, and continued increases in delinquency rates point to increasing foreclosures for the next several quarters. The MBA’s information also shows that seriously delinquent mortgages, defined as loans that are more than 90 days past due as of September 30, 2009, and thus where foreclosure may be imminent, increased on all loan types in the second quarter of 2009.

The following chart shows the dramatic increase in the number of foreclosure actions commenced from 1979 to 2009.

Source: Mortgage Bankers Association

Outlook

As the recession persists, real estate values remain, and the Target Business’ management believes they are likely to remain, far below their recent highs for an extended period of time. Additionally, unemployment rates remain high with Florida having almost the highest in the nation. According to the MBA data as of September 30, 2009, one in seven households with mortgages was behind on mortgage payments or in foreclosure. As a sign that mortgage performance is increasingly being driven by unemployment, prime fixed-rate loans accounted for one in three foreclosure starts for the second quarter of 2009 versus one in five in the second quarter of 2008. The unemployment rate, at 10% for November 2009, is expected to remain well above historical averages for an extended period. Robert Schiller, the Yale University economist who helped create the Case-Schiller home value indexes and was among those who predicted that the housing bubble would burst, expects home prices to remain near current depressed levels for the next five years and foreclosure rates to remain at historically high levels through 2012. Home values have declined resulting in homeowners having less home equity to borrow against. Forecasts for little, if any, home price appreciation in the near to mid-term, many homeowners will remain particularly vulnerable to foreclosure if they lose their job, experience a divorce or incur significant healthcare or other costs. Other macro-economic trends, such as continued weakness in the economy, ongoing mortgage interest-rate resets and high levels of consumer debt, will continue to hinder the willingness and the ability of homeowners to meet their mortgage obligations.

The Target Business’ management believes that a good measure of the near-term foreclosure pipeline is the trend in delinquencies in mortgage payments. The U.S. market in general, and sub-prime and adjustable rate mortgage (“ARM”) loans in particular, continue to have high delinquency rates. The MBA’s data as of September 30, 2009 shows that delinquent mortgages (those more than 30 days past due) increased to 9.94%

of total loans in service, or 4.4 million of the 44.7 million loans in service, up from 8.86% on June 30, 2009 and 7.29% on September 30, 2008. A recent study from Fitch Ratings Ltd., a credit rating firm, showed that homeowners who fall behind on their mortgage payments have become much less likely to catch up on the payments. The study covered about $1.7 trillion of mortgages packaged into mortgage-backed securities, representing 16% of all U.S. mortgages outstanding. The study showed that the percentage of delinquent borrowers that later become current on their mortgages, the “cure rate,” dropped to 6.6% as of July 2009 from an average of 45% from 2000 to 2006 for prime loans, to 4.3% from 30.2% for Alt-A loans and to 5.3% from 19.4% for sub-prime loans. Thus, these high and increasing delinquency rates are expected by management to generate high rates of foreclosures over the next several quarters.

Growth in foreclosure volumes in the United States is expected by the Target Business’s management to continue to rise as total loan delinquencies rise, the unemployment rate remains high, a large volume of ARM interest rate resets loom and a weakness in housing prices presents owners of homes who cannot pay their mortgages with few options other than to endure foreclosure.

The following chart depicts the total number of mortgage loans past due in the United States by quarter over the last ten years. The Target Business’ management believes that this increasing trend suggests that the Target Business will have a large market for its services for the foreseeable future.

Source: Mortgage Bankers Association

Industry Drivers

There are several key factors that the Target Business’ management believes will continue to drive growth in the foreclosure industry over the near-term, including the following: high unemployment rates, stagnant or declining home prices, high inventories of unsold homes, high volume of interest rate resets with an increasing rate of defaults on ARMs, a return to more conservative loan structures resulting in diminishing refinance opportunities and high levels of consumer debt.

Over the long term, the Target Business’ management believes that foreclosure growth will continue to be driven by an increase in the number of mortgages in service, population growth and home ownership levels, once the housing market stabilizes and recovers to some degree.

The following are brief descriptions of how the Target Business’ management sees each of the drivers affecting the foreclosure market in the near-term.

Unemployment Rates.  The Bureau of Labor Statistics reported the unemployment rate at 10% for November 2009. Many economists expect the national unemployment rate to approach 11% at some point in 2010, followed by a slow decline. While the unemployment rate is still below the peaks of the 1980s recessions (10.8%), the job losses associated with this recession already have been deeper. As of November 2009, there were 7.9 million more unemployed people than in December 2007, when employment peaked, representing a 4.7% decline, compared with 3.1% in 1981 – 82. In the 1990 – 91 and the 2001 recessions, payrolls continued declining long after the economy began recovering, and economists believe that employment growth will lag again in this recession. Loss of employment often leaves a borrower without the ability to service his debt, leading to defaults and, in many cases, foreclosure. Coupled with many owners’ having negative equity in their home, foreclosure is often the most likely outcome. Foreclosures are now increasingly driven by sustained high levels of unemployment or underemployment, with prime fixed-rate loans accounting for one in three foreclosure starts in the second quarter of 2009 versus one in five in the second quarter of 2008.

Stagnant or Declining Home Values.  Foreclosure is a less likely result when home values are rising, as a borrower who cannot afford his home can generally sell it at a profit, pay off the loan (and the real estate agent), with perhaps a bit left over. Alternatively, in a rising real estate market a borrower facing temporary financial difficulty can take a second mortgage against his equity appreciation to help him get through the rough spot and avoid foreclosure. However, when home prices are stable or declining, those alternatives are frequently unavailable, and the more typical result is foreclosure.

In addition, the strong appreciation in property values in the years preceding 2007 encouraged lenders to allow home owners to finance home purchases with little to no down-payment and to borrow against their home equity (sometimes with the total of first and second mortgages exceeding current property value) with the anticipation that rising property values would result in more normal loan-to-values. This dynamic not only allowed many borrowers to buy more expensive homes than they could otherwise afford but also to borrow against their future home value to finance current spending.

However, the residential real estate market has deteriorated dramatically over the last several years in some areas, including Florida, the Target Business’ principal market. The S&P/Case-Schiller Home Price Index is a value-weighted average of the 20 metro area indices, with each index tracking the price path of typical single-family homes located in a metropolitan area. The data released by S&P in July 2009 shows that the Case Schiller Composite index has declined 32% since its peak in July 2006. Indices tracking home prices in Miami and Tampa metros have declined 48% and 39% from their peaks in December 2006. Although the S&P/Case-Schiller Home Price Index was up 1.4% in June 2009, home prices remain well below their peak in 2006 and are at prices last seen in 2003. Robert Schiller expects the housing recovery to be bumpy, with further declines in home prices as unemployment drives foreclosures higher.

Declining home values are resulting in “negative equity” for many borrowers who bought or refinanced with little or no down payment, resulting in limited refinance or sale options for such homeowners. Deutsche Bank estimates that declining home prices have decreased the equity that U.S. households have in their homes by $5.1 trillion, a 41% drop. In addition, Deutsche Bank estimates that 16% of conforming loan borrowers are currently “under water” and forecasts that 41% of conforming loan borrowers will be “under water” by early 2011. While home prices remain below their most recent peaks for the foreseeable future, this “negative equity” position will result in elevated levels of foreclosure for many at-risk borrowers as refinancing options will be limited and there will be limited incentive to making further payments on a home with no investment value.

Inventory of Unsold Homes.  Data from the National Association of Realtors (“NAR”) shows a 9.4 month supply of unsold existing homes in July 2009 vs. an average 6.5 months in 2006 and average 4 months in 2001. The U.S. Census Bureau estimates show an 8.8 month supply of unsold new homes at the end of June 2009, which exceeds the levels reached in the late 1980’s and early 1990’s. A six-month supply has long been considered a rough balance between supply and demand. The rising number of homes in foreclosure is adding to the excess supply of homes currently on the market with the inventory of foreclosed homes in the U.S having increased to 4.30% of loans outstanding in second quarter of 2009 from 3.85% in first quarter of 2009 and 3.30% in fourth quarter of 2008. Currently, there are more homes entering foreclosure than being sold out of foreclosure, which adds to the foreclosure inventory and has a net negative impact on home prices.

Interest Rate Resets & Adjustable Rate Mortgages (“ARM”).  Fluctuations in interest rates, to a large degree, dictate the holding cost to consumers of their current debt burden. Increases in consumer debt loads when combined with the fact that nearly 40% of all consumer debt today is priced at floating rates as reported by the Daily Bankruptcy News, exposes more people to interest rate risk today than at any time in recent history. A substantial part of the increase in mortgage-related debt was from adjustable rate mortgages that were typically aimed at sub-prime borrowers with low introductory rates that are subject to reset periods ranging from one year to ten years.

Foreclosure rates on ARMs (both prime and sub-prime) have been significantly higher than fixed-rate mortgages. For the first quarter of 2009, foreclosure starts on prime ARMs in the U.S. were 2.51% of loans outstanding versus 0.61% for fixed-rate mortgages and for the same period, foreclosure starts on Sub-Prime ARM were 6.91% of loans outstanding versus 2.74% for fixed-rate mortgages.

While interest rates are currently low, eventually they are likely to rise to combat potential inflation resulting from the monetary policies adopted by many nations to combat the global credit crisis of last year. Rising interest rates typically result in greater foreclosure activity on ARMs due to the increased “carrying cost” of the debt burden (higher interest expense). The Target Business’ management believes that the substantial number of ARMs scheduled to reset in the near-term at higher, “adjusted” rates, matched with other contributing factors, such as increased consumer debt loads and lower savings rates and higher unemployment are likely to result in increased foreclosures over the next several years.

The chart below outlines ARM resets through 2014, with the highest level of interest rate resets to occur during 2010 and 2011, but with resets remaining at historically high levels well into 2012.

Loan Structures.  The combination of high-risk loan structures and loosened credit standards increased default risk by enlarging the sub-prime and lower-end prime loan markets. These structures entice buyers with marginal financial resources to enter the housing market by making the initial cost affordable, but as time passes the burden of carrying the loan often increases beyond the ability of the borrower to bear it, leading to higher default rates than occur with conventional mortgage products, where the burden is a fixed monthly amount and generally decreases as a percentage of income over time.

According to First American Corporation, one in eight adjustable rate mortgages originated in 2004 and 2005 will go into default. Given that the foreclosure process typically begins within 3 – 5 years of the mortgage origination, the increased percentage of ARM and other higher risk loans can be expected to lead to a continued high rate of foreclosures over at least the next couple of years.

Another aspect of the mortgage loan structure that has led to increased foreclosure rates is the use of low- and no-documentation loans. Low- and no-documentation loans are often marketed to higher credit risk individuals, enabling them to purchase properties for which they could not obtain a mortgage from a lender that required complete traditional documentation.

Consumer Debt Levels.  Borrowers with high debt levels are more prone to end up in foreclosure. That is due to the fact that they are less able to service their mortgage, and they are more likely to have taken out a second mortgage on their home to carry the debt, thus diminishing the equity that they have in their home and their ability to weather a temporary cash flow crisis. Additionally, borrowers may be without additional resources to cover their mortgage payments in the event of a catastrophic financial event, such as a job loss.

Over the last ten years, strong consumer spending, fueled by steady job gains, income growth and low interest rates, has encouraged homeowners to take on additional debt, believing that they would have an ongoing ability to service it.

In addition, the widespread availability of revolving credit lines, the use of credit scoring, new pricing methods, deregulation and securitization increased consumers’ access to credit. According to the U.S. Census Bureau, average outstanding credit card balances have increased over 300% since 1990 with the typical household carrying an aggregate balance in excess of $12,000 at an average rate of 13.7%. Most revolving lines of credit are subject to interest rates that adjust with changes in major lending rate indices. As set forth in the chart below, the level of revolving debt for U.S consumers has increased significantly over the past ten years. Increased revolving debt coupled with increases in non-revolving debt, such as mortgages, is likely one factor that has lead to borrowers’ decreased ability to pay their mortgages. The following chart illustrates total amount of consumer debt in the United States, broken down between revolving credit and non-revolving credit, from 1985 through May 2009.

Another measure of consumers’ ability to repay debt from their current income is the Federal Reserve Board’s Financial Obligation Ratio (“FOR”). FOR is an estimate of the ratio of debt payments to disposable personal income. The homeowner’s portion of this statistic includes mortgage and consumer debt as well as a homeowner’s insurance and property tax payments. The following chart illustrates the Financial Obligation Ratio by quarter over the last twenty years.

Mortgages in Service.  Every mortgage in service represents a potential foreclosure. The number of mortgage loans in service has risen, from 10 million in 1987 to nearly 45.0 million in 2009, a CAGR of over 7.5%. The number of mortgage loans in service results from numerous factors, including population growth, home ownership rates, new construction and credit markets (which in the past have allowed the homeowner the opportunity to refinance or take on a second mortgage such as a home equity line, which can lead to a foreclosure). The chart below, presents the number of loans in service for the United States from 1980 through 2008.

Source: Mortgage Bankers Association.

Population Growth.  Population growth supports demand for mortgages, which in turn will result in increased foreclosure activity. The total U.S. population is expected to increase from 303 million in 2007 to 336 million by 2020 according to the U.S. Census Bureau. This growing population will, in turn, increase the number of mortgage loans in service, also leading to continued strong foreclosure activity.

Home Ownership.  Homeownership rates (percentage of households occupied by the owner) in the Unites States have historically remained relatively constant. However, beginning in the late-1990’s and continuing into the early 2000’s, the United States experienced a spike in home ownership rates due to a relaxed credit environment and persistently low interest rates, which made home ownership an available option for more Americans. Home ownership rates hit a record high of 69.2% in 2004 and have since retracted slightly due to tighter credit conditions and increased interest rates; however, home ownership rates still remain above historical levels. The following chart illustrates home ownership rate trends from 1985 – 2008.

Home Ownership Rates in the United States

1985	1990	1995	2000	2005	2006	2007	2008
63.9%	63.9%	64.7%	67.4%	69.0%	68.9%	68.1%	67.8%

Source: U.S. Census Bureau

Florida Foreclosure Industry

The foreclosure industry in Florida has been in a period of sustained growth for nearly 20 years, with a recent spike as a result of significant declines in real estate values, among other factors. The following chart illustrates the number of annual foreclosures in the State of Florida from 1980 — 2008.

Source: Mortgage Banking Association

The Florida market for foreclosure processing services has experienced especially strong growth over the last 24 – 30 months, following several years of abnormally low volume driven by rapidly increasing home valuations and lax lending standards that provided borrowers more options to avoid foreclosure. Total foreclosure starts volume increased by 34% for the 12 months ended September 30, 2009 as compared to the same period in the prior 12 month period, growing to 372,621 foreclosure starts for the 12 months ended September 30, 2009 compared with 278,993 for the same period in 2008. As a result, lenders and servicers operating in the region have not been and cannot easily be sufficiently staffed to handle the large volumes of delinquencies in an efficient and effective manner, thus providing the opportunity for DJS and the Target Business to fill the void.

The following chart provides a quarterly comparison of foreclosures rates in Florida to those in the entire United States from the first quarter of 1998 through the second quarter of 2009. From 1984 – 1989, the foreclosure rate in Florida was lower than the national average, as Florida benefited from a healthy real estate market; however, the Florida foreclosure rate was generally higher than the national average from 1990 to 2003. Foreclosure rates in Florida reached their lowest points in the last 20 years during 2004 – 2006, as the Florida real estate market benefited from an unprecedented boom, and subprime availability provided borrowers a ready refinancing option. With the rapid reversal of the recent home price trends and lack of refinancing options, current trends now cause the Target Business’ management to expect Florida’s foreclosure rate to outpace the national rate for a sustained period of time, with foreclosure starts at 2.79% in third quarter of 2009 (versus 1.42% nationally) up from 2.64% in second quarter of 2009, and more than four times the 10-year average (1999 – 2008) of 0.50%. Florida accounts for approximately 8% of all outstanding loans nationwide, but according to RealtyTrac 8 of the top 25 U.S. metropolitan areas ranked by foreclosure rates in the second quarter of 2009 were in Florida.

The following chart depicts the number of loans in service for the State of Florida and the entire United States from 1980 through second quarter of 2009.

According to the Mortgage Bankers Association, in Florida, 12% of mortgages were in the process of foreclosure during the second quarter of 2009, the highest in the nation, and another 5% were at least 90 days past due as of the end of June. A total of 22.8% were delinquent at least one payment or in the process of foreclosure, which is almost twice the national percentage if the Florida numbers are excluded.

Among the factors leading to the high rate of foreclosures in Florida are a high unemployment rate and a continuing decline in home prices. Florida recorded an unemployment rate of 10.7% in July 2009 (versus 9.4% nationwide) according to data from the Bureau of Labor Statistics. Per the latest data released by S&P in July 2009, the Case-Schiller Composite indices tracking home prices in Miami and Tampa metros have declined 48% and 39% from their peaks in December 2006.

The high rate of speculative residential real estate investments in Florida over the last decade is another of the key reasons for Florida’s high foreclosure rates. Speculators buy properties to make a profit, not to live in. Speculators were very active when the housing market was strong, but now that the market has turned downward, many speculators have simply walked away from the properties (which are often owned by limited liability companies or other structures that protect the party in interest from personal liability for a deficiency). According to the MBA, current defaults on loans for properties that are not occupied by the owner account for nearly 25% of all loan defaults in the State of Florida.

The other key driver for growth in the foreclosure processing industry is the number of mortgage loans in service, as each one represents a potential foreclosure. The number of mortgage loans in service in Florida has historically mirrored that of the overall United States and has risen steadily over the last 20 years. This steady increase in the number of loans in service represents the potential for a continued strong outlook for the foreclosure servicing market in Florida.

Outlook

The recent extraordinary growth in the foreclosure processing/servicing market in Florida has resulted in large measure from declining home prices and rising interest rates, mostly in the form of ARM resets. The decrease in housing prices has either reduced many homeowners’ ability to continue servicing their debt or deprived them of the incentive to do so. In many cases, home owners are finding themselves in “negative equity” positions, where the amount they owe on the loan is greater than the value of the property. Such situations have led to many individuals’ simply walking away from their debt obligations. A Deutsche Bank report (dated August 2009) analyzed the negative equity in homes by Metropolitan Statistical Areas across the U.S. Based on the Deutsche Bank research, in most of Florida’s major metropolitan areas, more than 30% of all borrowers have negative home equity.

The Target Business’ management expects a continued high rate of defaults, especially among those homeowners who are highly leveraged, whose homes have suffered a large decline in value or who have lost their jobs and the ability to service their debt.

The Target Business’ management believes that a good measure of the near term foreclosure pipeline can be found by analyzing current delinquencies in mortgage payments.

Growth in foreclosure volumes in Florida is expected by the Target Business’ management to continue as total loan delinquencies continue to rise. The following graph illustrates the total number of mortgage loans past due in Florida by quarter over the last ten years.

Florida has a large number of sub-prime and ARM loans, those most likely to go into default. During the third quarter of 2009 the delinquency rate in Florida of 12.18% outpaced the national delinquency rate of 9.94% and was up 34% over the same period a year ago. These high delinquency rates are expected by the Target Business’ management to continue to generate increased foreclosures rates. Sub-prime loans continued to contribute to the large foreclosure inventory levels at the end of the third quarter of 2009. However, given the continued decline in home values and increasing unemployment rates, prime loans are now becoming delinquent and are expected by the Target Business’ management to make up a larger share of foreclosures in the future.

The outlook for providing mortgage foreclosure processing services to lenders is expected by the Target Business’ management to remain strong, with lenders continuing to see increased credit losses nationwide, high levels of consumer debt and lenders having little opportunity to liquidate REO properties as prices remain stagnant. If economic factors fail to improve, as many are predicting for the short term, then lenders will be unable to avoid foreclosures on a significant number of assets. Additionally, with a majority of DJS’

customers facing capital constraints, the Target Business’ management believes it is unlikely that they would make the investment to bring a meaningful amount of the foreclosure processing services in-house.

Recent Regulatory Update

The Obama administration proposed a $75 billion Mortgage Modification Plan in March 2009 for borrowers facing foreclosure. The plan has the following key components:

•	Home Affordable Refinance Program (“HARP”): The program is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers who are under water. Borrowers owing up to 125% of their home’s value are eligible for refinancing/assistance, so long as they are not more than 30 days delinquent on payments. As of September 1, 2009, there have been 95,729 mortgage refinancings processed under the program. Since the program only applies to Fannie Mae and Freddie Mac-owned mortgages, it will include neither investor-owned securities (over 60% of current loans outstanding) nor subprime and option ARM mortgages, which are non-qualifying and are at the highest risk for default (over 11% of current loans outstanding).
•	Home Affordable Modification Program (“HAMP”): HAMP, which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure to modify their loan to reduce their monthly mortgage payments. The program is designed to provide incentives to the mortgage lender/servicer to modify a loan so that it is affordable for the borrower. Servicers receive $1,000 for each modified loan and “Pay for Success” payments of $1,000 per year for up to 3 years if the borrower stays in program. The mortgage must be for a single-family, owner-occupied home, and the borrower must be delinquent to qualify or in “imminent default.” Since the program reaches out to borrowers who are already delinquent, there is also a higher risk that these borrowers will not have the capacity to make even reduced payments. This program does not apply to investment properties, which represent at least 25% of foreclosures in Florida.
•	First Time Home Buyer Credit. In 2009, Congress passed the Worker, Homeownership and Business Assistance Act of 2009, which provided first-time homebuyers with a tax credit of up to $8,000 on sales completed by November 30, 2009. More recently, Congress extended the program until April 30, 2010 (or until June 30, 2010 on homes where a binding purchase contract was signed by April 30, 2010). Congress also expanded the program by making available a $6500 tax credit for repeat purchasers, i.e., those who had previously owned a home. The same time limits apply as to the first-time homebuyer credit.

The HARP and HAMP programs have met with limited success to date, based on, among other factors that they only reduce the interest to be paid by borrowers, not principal owed. While addressing affordability in the near-term, they do not address the willingness to continue to pay a mortgage on a property that has negative equity, nor do they deal with the inability to pay as a result of unemployment or other factors. Of the loans modified under previous loan mitigation efforts in the first half of 2008 by lenders reporting to the Office of the Comptroller of the Currency (“OCC”) and Office of Thrift Supervision (“OTS”), 53% were delinquent or had re-defaulted by the end of 2008.

DJS Customers

Through its relationship with DJS, the Target Business indirectly services a strong and diverse customer base that includes many major mortgage lenders and servicers in the United States. DJS LLC’s Services Agreement with DJS provides the Target Business with the opportunity to continue to indirectly service those existing customers, which include some of the largest financial institutions in the United States. DJS has long-term relationships with each key customer, the average length of the relationships being more than ten years, with four of DJS’ top ten clients referring foreclosure files to DJS since it commenced operations in 1994. Those relationships are strengthened by the need for substantial interaction between the customers’, DJS’ and the Target Business’ staffs at all levels on a regular basis. The top ten clients accounted for approximately 94% of DJS’ total foreclosure file volumes in 2008 with the largest accounting for approximately 21%. DJS experienced very rapid growth over the last 24 months, as it was able to increase its volume with existing clients and establish new relationships.

The following chart shows DJS’ principal clients for 2008 and the length of relationship that each customer has had with DJS.

Client	Length of Relationship
(Years)
Countrywide	12
Wells Fargo	12
GMAC	12
Aurora Loan Services	3
Citigroup	13
National City	12
Amtrust Bank	10
Litton Loan Servicing	11
Indy Mac	10
US Bank	10

DJS has successfully established and distinguished DJS as a provider of choice for major lenders and servicers. A key factor in this success is the ongoing implementation of leading edge IT solutions that optimize interface and data transfer activities with clients and improve processing time while reducing human error. The Target Business also delivers effective staff training to ensure the efficient and effective processing of all referrals. The Target Business’ use of Client Relationship Managers for large customers implementing direct source initiatives promotes regular and effective communication to make sure that the Target Business is aware of the needs of each of DJS’ customers and can meet them.

Based on its lengthy track record, customers trust that DJS and the Target Business will perform the job in a correct and timely manner. This trust and dependence has been the key to securing and retaining customers. Given the specialized services offering provided by the Target Business and the high degree of interaction with and customization for each customer, it is difficult for customers to shift business to a new service provider or to perform these services themselves.

Technology

The Target Business has developed an integrated technology infrastructure that consists of proprietary and licensed software. The Target Business continually upgrades its infrastructure to provide enhanced functionality. The core of this platform is a proprietary case management system that the Target Business has integrated with a proprietary file storage system, various proprietary departmental workflow applications and a third party licensed financial accounting system. This fully interconnected set of applications makes reliable management of a large volume of complex processes possible. Reports can be generated to specification allowing the Target Business’ management to oversee any and all stages and timelines in the process.

The Target Business is in the process of implementing a paperless document environment utilizing electronic imaging and document management tools. The Target Business’ management expects a further reduction in human error and time required for document retrieval once these systems are on line. It will also enable the Target Business to streamline processing functions, increasing efficiency by enabling each staff member to handle a higher volume of files, reducing overhead and improving profitability through increased file per staff member ratios, and, in turn, higher overall profits.

The Target Business’ case management system currently serves as a workflow engine and operational reporting system. It is being modified to assist staff to do their tasks on a timely basis, using system-generated documents to guide staff through each processing step. It will also maintain targeted timelines that it tracks against actual progress for each process step, notifying staff and vendors of tasks to be completed.

The Target Business’ technology platform is integrated with a universal translator software licensed from a third party that interfaces with systems maintained by DJS’ clients to enable data exchange, notifications/status updates and electronic billing by DJS. Referrals are received electronically by DJS from clients, data fields automatically populate with information regarding the property, borrower, mortgage terms and other relevant data. Vendor services, such as service of process, are ordered through the system as needed through electronic interfaces between the system and the Target Business’ vendors.

This system also delivers the referral summary into the Target Business’ proprietary tracking system, which serves as the hub of information regarding the status of every file. Processing staff populate the tracking system through data entry, and the tracking system then sends updated information back to the universal translator system. The system provides DJS’ client or packaging firm with status updates on each file, which allows DJS’ clients greater insight into the status of their foreclosure files. Electronic access also reduces the requirement of human capital in interfacing with the client, while maintaining high customer service levels.

The Target Business has a disaster recovery plan that consists of two redundant servers. One server is located on site at the Target Business’ Plantation, Florida headquarters, and the other server is housed off-site in Fort Lauderdale, Florida, at a hurricane-proof location. In Louisville, Kentucky, daily back-ups are performed and stored on an on-site back-up server, and back-up tapes are stored off-site. Pursuant to a contract with a third party vendor, the Target Business’ Plantation facility has available to it, as needed, a generator truck that would power a portion of the facility and provide limited air conditioning. This system will provide the Target Business with an increased capability to operate in the wake of a natural disaster, mitigating to the extent possible the risks associated with Florida’s hurricane season.

The Target Business’ investment in its technology infrastructure has allowed it to increase referral volume rapidly while improving productivity and quality, reducing costs, elevating levels of customer service and maintaining strong profit margins. Additionally, the Target Business’ paperless document environment initiative and further automation will continue to reduce labor costs by eliminating manual processes.

Operations & Facilities

DJS LLC and PTA LLC will be headquartered in DJS and PTA’s existing offices, consisting of a recently constructed facility in Plantation, Florida, Fort Lauderdale, Florida. Certain additional processing services personnel will be located in DJS’ existing Miami, Florida office. DSI LLC will be located in DSI’s existing offices in Louisville, Kentucky. The Plantation office handles the majority of processing services, while the Louisville office performs REO liquidation services. In addition, the Target Business’ processing facility in Florida is supported by a scalable, low-cost operation in Manila, Philippines through a vendor relationship that provides data entry and document preparation support.

DJS LLC will assume DJS’ lease for the Plantation facility. The lease covers approximately 127,000 square feet. Target Business operations will utilize approximately 90% of such leased space and approximately 10% of such space will be leased to DJS. The Target Business is in the process of building out approximately 27,000 square feet of that space on the eighth floor. In addition DSI LLC will assume DSI’s lease for the 3,000 square feet of space that DSI occupies in Louisville. DSI LLC will also have a right of first refusal on 5,000 square feet of additional space available for use at its Louisville location. Additionally, on November 16, 2009, DJS LLC entered into a lease for approximately 48,000 square feet located at Suites 1000 and 3000, 8100 S.W. 10 Street, Plantation, FL 33324.

Operations

To facilitate the processing of files, DJS LLC is organized in a “team-based” structure. Departments are organized by DJS’ clients, rather than by functional role. Staffing team members that are dedicated to specific DJS clients allow for a single reference point of contact for a client with respect to the files regardless of the file’s stage in the process. Additionally, the Target Business benefits from having various team members maintain daily contact with DJS client personnel at various levels. This team based environment, featuring staff trained on multiple steps in the process, also provides significant staffing flexibility to adjust to volume fluctuations.

Competition

Mortgage lenders and loan servicers typically have a limited in-house mortgage default processing service department that generally focuses on servicing non-performing loans before a foreclosure referral. When the decision is made to foreclose on a mortgage in default, lenders generally refer the matter to a law firm (at least in judicial foreclosure states) who provide the legal and non-legal processing services needed or outsource the non-legal work to third-party providers. Each of these law firms and third-party service providers represents a competitor of the Target Business, if not at present, then as the Target Business begins to expand its geographic market beyond Florida and Puerto Rico.

It is estimated that the high volume mortgage default processing services industry in the United States consists of hundreds local and regional law firms. Based on industry association listings, about 35 of them operate in Florida. Most of the law firms that deal with residential foreclosure are quite small (under 10 attorneys per firm). Only recently have a few larger law firms like DJS arisen to meet the larger lenders’ and loan servicers’ desire to better manage the foreclosure process through vendor consolidation. Clients demand high levels of service from the firms handling the mortgage foreclosure process, with a particular emphasis on the process rigor, efficiency and accuracy with which the firms complete the foreclosure process. All the major lenders have a well defined process for foreclosure filings, and they expect their law firm vendors to conform to the bank foreclosure process in order to monitor progress and minimize losses throughout the process. This process efficiency is critical, as faster foreclosures mean fewer missed payments by borrowers and fewer delinquency payments made by loan servicers to investors on behalf of delinquent borrowers. Accuracy is also critical, as any resubmission of paperwork or additional court hearings extend the foreclosure process and impose additional cost. Reputation of the law firm and tenure of the partner are also additional client considerations.

The Target Business has developed rigorous processes tailored to the needs of each of DJS’ clients as a result of having processed a significant percentage of their case volume over many years of service. The Target Business has also invested in proprietary technology over the years to achieve high efficiency and minimal foreclosure processing time. The Target Business believes that, in combination with the increasing case volumes, rising client expectations, and high barriers to entry with respect to the substantial minimum technological requirements to achieve efficiency, the Target Business is uniquely positioned to capitalize on opportunities for further growth in its current and future markets. In addition, there is a higher degree of consolidation among DJS’ clients due to recent acquisitions as many look to simplify their foreclosure management and consolidate their vendors. This is a beneficial industry trend, as DJS has a higher share of foreclosure volume amongst the larger banks that require the services of law firms that have the scale and capabilities to manage their large foreclosure volumes successfully. There also exists the potential for geographic expansion by providing foreclosure processing services for DJS’ existing larger bank and loan servicing clients across multiple geographies.

The Target Business’ management believes that DJS is the market leader in Florida, with an estimated market share of approximately 20%. Florida is one of the most active states for foreclosures, with only California having more foreclosures in 2008 and the first nine months of 2009. As a result of DJS’ leadership in a large core market, the Target Business is also likely one of the largest foreclosure processing companies in the U.S.

The Target Business competes with several small and large law firms in Florida. Although providing similar services, most of the law firms that deal with residential foreclosure are located in a single city, are smaller, possess limited resources and are unable to generate the economies of scale that the Target Business derives from its high-volume and efficient processing operations.

As a judicial foreclosure state, which requires that the court system process most foreclosure actions, Florida is recognized as being among the more complex states for foreclosure processing. In addition to mastering this complex processing function, new competitors would need to develop a close working relationship with a law firm (such as the Target Business’s relationship with DJS).

Long-Term Corporate Strategy

The Target Business has a strong track record of achieving consistent and profitable growth. Marketing efforts by DJS have resulted in new clients and increased share with existing accounts. This includes DJS’ selection as the primary vendor in a number of recently launched “direct source” programs, through which major lenders and loan servicers bypass service aggregators and refer foreclosure work to specified law firms such as DJS. DJS intends to continue its efforts to secure direct-source business from its current customers. The Target Business also intends to seek additional law firm customers independent of DJS.

The rate of mortgage foreclosures is expected to remain at historically high levels through 2009, with a number of factors indicating that those high levels will continue beyond 2010. The Target Business’ management believes that the combination of macroenomic factors favorable to the industry (persistently high unemployment, upward ARM resets, depressed real estate values compared with recent levels that either continue to decline or stagnate, tighter credit standards and the unavailability of home equity loans), company specific growth attributes (the direct source program and geographic expansion) and its proven infrastructure capabilities, all position the Target Business for sustained growth.

Several near and long term growth drivers for the Target Business’ business are discussed below.

Increase in Foreclosures/Industry Dynamics

The Target Business’ performance in the immediate term will be a function of the number of referrals it is receiving from DJS. This is due to the fact that the average cycle time on a foreclosure referral is approximately twelve months. Roughly half of the revenue associated with a file is recognized at the time that a foreclosure complaint is filed, which occurs within the first month of the referral. As a result, the number of referrals that occur in a given period are indicative of revenues and earnings for the ensuing periods.

Foreclosure volumes are expected to continue to increase due to a number of industry dynamics, as discussed above. The rise in sub-prime mortgage originations and other high-risk loans approximately 3 – 5 years ago, combined with higher U.S. consumer debt, stagnant home prices, rising and sustained high unemployment and upward interest rate resets have burst the sub-prime bubble, leading to a sustained high level of foreclosures. The recent stabilization in the real estate market in some areas is not expected to result in a change in foreclosure rates, which would likely require a significant increase in home values, which is not forecasted in the near or even intermediate term.

As summarized in the “Industry Overview” section of this proxy statement, the trends nationwide and in Florida favor continued high foreclosure volumes.

Increase in Florida Market Share

DJS is already a leading residential foreclosure law firm in Florida, with an estimated market share of approximately 20%. The remainder of the market is shared amongst several firms.

Volume growth and market share gains in Florida are anticipated to result from further penetration of existing client referral volumes. DJS share of referrals from eight of its top ten clients averages less than 60%. While that is a high figure, it points to the fact that DJS and the Target Business are well regarded by those clients, and there is considerable room for growth in referrals from the current client base. DJS has also capitalized on the growth opportunities associated with “direct source” programs, which allow DJS and the Target Business to be more integrated with DJS’ clients and capture both foreclosure processing and substantially all ancillary services revenues while eliminating the packaging fees from third-party service aggregators. DJS has secured two major direct source programs, representing approximately 33% of its business, and its objective is to expand this program to other existing and new customers as a way to achieve significant increases in both foreclosure and ancillary services volumes.

Further Development and Penetration in the Puerto Rico Market

DJS currently serves the foreclosure processing market in Puerto Rico through its sub-contracting relationship with a local law firm. The Puerto Rico market represents a solid growth opportunity, as DJS has received numerous inquiries from existing customers to handle Puerto Rico matters, but to date has not taken additional work due to concerns about its ability to work effectively and profitably with law firms in Puerto

Rico not familiar with the Target Business’ methods. DJS and the Target Business are developing a program to take advantage of these opportunities. The Target Business also believes that it can secure additional referral volumes by adding customers. The third party local law firm to which DJS refers files has the capacity to handle significant additional foreclosure referral volumes in Puerto Rico, and the Target Business will seek processing work on additional matters referred to it from existing and new clients of that firm and from other law firms in Puerto Rico.

Geographic Expansion

The Target Business’ infrastructure platform, while focused at present on Florida, is believed to be readily adaptable to supporting servicing of foreclosure actions in other states. Adding states to its geographic footprint is not just a way for the Target Business to broaden its customer base, it also creates the opportunity for the Target Business to represent a consistent point of contact for a lender throughout an entire region. The Target Business’ management believes that is a high-value feature of the Target Business as the mortgage industry continues to consolidate. The strategy to achieve this geographic expansion includes the following elements:

•	a greenfields effort, where the Target Business’ relationships in Florida with the country’s leading mortgage lenders and servicers can be leveraged to gain an immediate market presence in neighboring states; and
•	the acquisition of an existing processing firm, where significant cost savings could be realized by implementing the Target Business’ scalable IT infrastructure and centralized processing operations to improve efficiencies and performance.

The Target Business’ management believes the Target Business’ scalable IT system can be tailored to the specific processing requirements of other states with little difficulty. The system is believed to be capable of supporting geographic expansion in both judicial and non-judicial states, the latter having a lower level of process complexity that simplifies customization. The Target Business’ management team is familiar with the foreclosure process in many states, and has experience structuring and growing foreclosure operations in multiple states. By focusing its expansion on the Southeast (to take advantage of the opportunity presented by regional mortgage lenders operating there), the Target Business has an opportunity to become a significant player in additional jurisdictions that would roughly double the size of its current market in terms of foreclosure activity.

Expansion of Ancillary/Additional Service Offerings

Foreclosure referrals also drive ancillary services, such as title, bankruptcy, eviction, monitoring and REO closings that are very profitable business lines. Once DJS obtains a foreclosure referral, it has a clear advantage in competing for the processing services that follow a foreclosure. The Target Business’ management believes there is ample opportunity to increase this portion of the business. An example includes recent “direct source” initiatives mentioned above, where clients have indicated that substantially all follow-on ancillary services in certain categories will be processed by the same firm that performs the foreclosure processing services on properties.

In addition, there is an opportunity for significant growth associated with the Target Business’ ability to offer additional services to its clients, including publication, loss mitigation, document retrieval, lien searches, automotive default services, foreclosure services for commercial real estate mortgages, loan origination services and loan subservicing services. The following is a brief description of select potential additional service offerings, and growth of services currently provided, that the Target Business is evaluating:

Publication.  The Florida foreclosure process can require public notice two or more times during the foreclosure process. The first is to effect service of the complaint when the mortgagor cannot be served personally. The second is to publish notice of sale. This is a potentially profitable service offering, which would be captured by creating a publication for general circulation in counties or states where the Target Business processes large volumes of foreclosures, thus capturing the publication revenue now paid to third parties.

Loss Mitigation.  As discussed in the Section titled “Loss Mitigation” section, this service involves engaging debtors in workout discussions on loans that are 30 days to 90 days past due in an effort to avoid a foreclosure. Although often handled in-house by larger lenders and loan servicers, there is increasing demand for this service to be handled by an outside vendor given the potential large volume requirements particularly those imposed by recent government mandates. The Target Business’ management believes that growth of this service offering represents a large growth opportunity for the Target Business. Although a successful workout may detract from the foreclosure volume that the Target Business would handle, the Target Business’ management believes that such potential decrease would be offset by the fact that this service would expose the Target Business to files that it may not otherwise handle. It would also present the opportunity to provide the foreclosure servicing on those files where the workout efforts did not succeed. As set forth in the section titled “Loss Mitigation,” many borrowers who have their mortgages modified end up in foreclosure.

Document Retrieval.  The foreclosure process in a judicial state such as Florida requires obtaining significant documentation for attachment to pleadings or introduction into evidence, such as copies of promissory notes, mortgages, deeds and other voluminous documents. In many cases, document retrieval fees are calculated on a per-page basis, which may result in document retrieval being an expensive but unavoidable aspect of the foreclosure process for the mortgage servicer. The Target Business’ management believes that the establishment of a document retrieval operation, which would locate and provide copies of all documentation necessary for the foreclosure process, represents a meaningful growth opportunity for the Target Business.

Lien Searches.  This service would involve performing lien searches on properties that are the subject of a foreclosure referral. The Target Business currently outsources this service to third party vendors on a flat fee per search, with the size of the fee depending on property location and depth of search. This service includes identifying unrecorded liens, such as utilities and association dues. The Target Business’ management believes that the Target Business could expand its lien search offering to include searches for new mortgages and applications for credit card and home equity lines of credit.

Automotive Default.  The Target Business’ management believes that service offerings to the automotive finance market, as well as marine, recreational vehicles and other similar markets, represent another growth opportunity. These include repossession and bankruptcy services. The Target Business has several existing clients that make loans in the automotive market and, as with real estate loans, many of these are in default and require resolution.

Commercial Foreclosure.  The Target Business could consider expanding its service offerings to other real estate markets, such as the commercial real estate mortgage market. The prospective customer base for commercial mortgage default processing and closings would mirror that of DJS’ residential mortgage lender and servicer customer base. Commercial foreclosures are fewer in number, higher in value and less formulaic in how they are processed. However, as an addition to the Target Business’ current service offering, they represent a meaningful potential increase in the Target Business’ revenue stream, with potentially higher margins than those associated with residential foreclosures.

Loan Origination Services.  Although foreclosure rates are expected to remain high through 2010 and perhaps last through 2012 before they begin to decline meaningfully, there is a cyclical aspect to that phenomenon. To protect against that decrease in foreclosure activities when it occurs, the Target Business’ long term plan is to enter the counter-cyclical market of providing mortgage origination services, such as closing, lien recording/release and title searches in connection with home purchases. Mortgage loan origination and processing represent the front end of the mortgage process, while the Target Business’ current focus, foreclosures, represents the back-end.

Loan origination services have significant synergies with the Target Business’ current business as origination services include the same title search, appraisal and closing services that the Target Business currently provides as part of its foreclosure processing services offerings. DJS top 10 clients are also the largest loan originators and there exists the potential to market origination services directly to this existing client base as market demand shifts from foreclosures to originations. As the Target Business has increased its foreclosure processing operations in recent years, the Target Business was able to hire experienced staff from the origination support industry because of the similarities between the two businesses. The Target Business’ REO services already place it in this market to some degree, and plans are in development to market these services more broadly. The Target Business’ management believes that existing customers will want to avoid past mistakes made at origination which have caused millions of dollars of losses and title claims. Having developed the backend expertise will be a selling point for the Target Business.

Falling home sale volumes have forced a significant amount of mortgage loan processing capacity out of the market in the past several years, and the DJS’ management believes that the Target Business has the opportunity to expand its services offering to capture a significant share of this market as the residential real estate market rebounds. The MBA estimates the current market size for origination support services to be $2.8 billion.

Loan Subservicing Services.  The Target Business’ management believes that the Target Business has the ability expand into other processing services supporting its mortgage servicing company clients (sub-servicing business). These services offerings would address the cost pressures, particularly among smaller loan originators struggling in the current market. These subservice loan fulfillment services include loan boarding, payment processing, credit bureau reporting, and year-end tax reporting, among other administrative services.

Acquisition of Competitors

The Target Business’ management believes that there are a number of opportunities to acquire the processing operations of other firms in the industry. For example, the Target Business could further expand its Florida presence by acquiring the processing operations of one or several of its competitors. The acquisition of one or more of its competitors could generate significant cost savings by leveraging the value of the Target Business’ scalable IT infrastructure and centralized processing operations and reducing overhead.

Management

The Target Business’ management team has extensive experience in the mortgage foreclosure industry, which has played an important role in the Target Business’ success to date. The core management team has extensive experience launching and growing foreclosure processing operations in multiple states. This experience provides the team with critical knowledge of the foreclosure process in each of those states, and a basis for establishing best practices at the Target Business.

David J. Stern, President/CEO.  Mr. Stern, age 49, is the founder of DJS, PTA and DSI, the first of which was formed in 1994. After the closing of the transactions contemplated by the Acquisition Proposal, he will serve as President and Chief Executive Officer of DJS LLC, PTA LLC, DJS LLC and will serve as Chairman of this Board, President and Chief Executive Officer of Chardan and DAL. He has over 20 years of industry experience. Prior to the founding of DJS, Mr. Stern served as National Quality Control Attorney for a nationwide law firm specializing in mortgage lender representation. He has earned several industry achievement awards, including being named Fannie Mae’s Attorney of the Year in 1998 and 1999. Mr. Stern is a lawyer and earned his Juris Doctorate from South Texas College of Law in Houston, Texas in 1986. Mr. Stern is a member of the Florida Bar Association.

Cheryl L. Samons, Operations Manager, Plantation.  Ms. Samons, age 42, currently serves as Operations Manager and following the closing of the Acquisition Proposal, she will serve as Vice President and Chief Operating Officer of DJS LLC. She is responsible for the oversight of all processing and administrative operations at the Target Business. She has extensive experience in the foreclosure industry, having worked at several law firms providing foreclosure processing services. Prior to joining the Target Business in 1994, she served as the Manager of Eastern Region Reorganization for a nationwide law firm specializing in mortgage lender representation. Ms. Samons earned a B.S. in Legal Administration and Criminal Justice from Ball State University.

Kumar Gursahaney, Interim CFO.  Mr. Gursahaney, age 53, serves as Interim Chief Financial Officer and is responsible for all financial aspects of the Target Business. Mr. Gursahaney’s services to the Target Business are provided through The Mergis Group as a consultant. Following the closing of the Acquisition Proposal, he will be employed directly by Chardan 2008 and DAL as Chief Financial Officer. Prior to his work for the Target Business, he worked for AmComp Incorporated where he served as assistant vice president, finance from 2003 to 2004 and served as senior vice president, chief financial officer and treasurer from 2004 to 2008. From 2002 to 2003, Mr. Gursahaney served as vice president and chief financial officer for the insurance operations at Transportation Financial Group. Mr. Gursahaney was a vice president and comptroller for the Domestic Brokerage Group of American International Group, Inc. between 1986 and 1998. Prior to his tenure at AIG, Mr. Gursahaney was a Audit Senior in the New York offices of PriceWaterhouseCoopers.

Phillip Cobb, Business Development Manager.  Mr. Cobb, age 50, serves as Business Development Manager and is responsible for expansion of service offerings. He will serve in a similar capacity at DJS LLC and PTA LLC after the closing of the transaction contemplated by the Acquisition Proposal. Prior to joining the Target Business in October, 2009 he served as Senior Vice President at Bank of America from 2007 to 2009 where his responsibilities included oversight of all REO liquidation operations and from 1997 – 2007 he served as Senior Vice President at National City Mortgage, where he was responsible for oversight of all mortgage default operations.

Jenny R. Johnson, DSI Operations Manager.  Ms. Johnson, age 45, serves as Operations Manager of DSI and is responsible for the oversight of all REO liquidation operations. She will serve in a similar capacity at DSI LLC after the closing of the transaction contemplated by the Acquisition Proposal. She has extensive experience in default reporting, loss mitigation and REO management. Prior to joining the Target Business in 2000, Ms. Johnson served in managerial capacities in the REO division at Bank of America Mortgage.

Carol A. Whitlow, Title Operations Manager.  Ms. Whitlow, age 42, serves as Title Operations Director and is responsible for title service operations of the Target Business. Prior to joining PTA in 1998, she served as Assistant Vice President for a national title company where she was responsible for title operations in Florida, Georgia, South Carolina and North Carolina. Ms. Whitlow is a licensed Title Insurance Agent through the Florida Department of Financial Services and maintains an active appointment by Attorneys’ Title Insurance Fund, Inc.

Miriam L. Mendieta, Lead Attorney.  Ms. Mendieta, age 47, serves as Lead Attorney for DJS. She is responsible for the oversight of all aspects of foreclosure and bankruptcy related legal services. Following the closing of the Acquisition Proposal, Ms. Mendieta will serve as Vice President of Foreclosure Services for DJS LLC and will oversee DJS LLC’s foreclosure and bankruptcy processing services and she will also continue to serve as Lead Attorney for DJS supervising the lawyers at DJS providing foreclosure and bankruptcy legal services. Prior to joining DJS in 1995, Ms. Mendieta practiced foreclosure and bankruptcy law where her duties included supervision and review of files, representation of debtors in bankruptcy proceedings and handling adversary pleadings in Chapter 11 and Chapter 13 cases. Ms. Mendieta earned Juris Doctorate from the University of Miami School of Law. Ms. Mendieta is a member of the Florida Bar Association.

Stern Employment Agreement

Employment Term and Early-Termination Penalty

Upon the closing of the transactions contemplated by the Acquisition Proposal, DAL, DJS LLC, Chardan 2008 and David J. Stern will enter into an employment agreement (the “Stern Employment Agreement”) pursuant to which Stern will serve as President and Chief Executive Officer of DAL. Additionally, if approved by the relevant board, Stern will serve as Chairman of the Board of each of DAL, DJS LLC and Chardan

2008. The Employment Agreement expires on the fifth anniversary of the closing of the transactions contempalted by the Acquisition Proposal (the “Employment Term”). If Stern terminates the Stern Employment Agreement prior to expiration of the Employment Term without good reason and during a period when a majority of the members of the Chardan 2008 Board of Directors consist of person designed or nominated by Stern or his affiliates, except for a termination due to Stern’s death, disability or as required by applicable law, including but not limited to the Rules Regulating the Florida Bar, then Stern is liable for any resulting damages incurred by Chardan 2008, DAL or DJS LLC up to an amount equal to the greater of (i) the value (as of the date of the Stern Employment Agreement) of one half of (A) the DAL Common Units acquired by Stern or his affiliates and (B) the DAL Common Units received upon conversion of each tranche of the Series B Preferred Units acquired by Stern or his affiliates and (ii) $13,500,000.

Base Salary and Bonus

Stern’s base salary is $431,500 per annum. Stern is eligible to receive bonuses as determined by the Board of Directors of Chardan 2008 in its sole discretion and may participate in Chardan 2008’s Equity Incentive Plan as determined by Chardan 2008’s Board of Directors and DAL’s Board of Managers.

Severance

If Stern terminates his employment for good reason or is terminated by Chardan 2008, DAL and DJS LLC for any reason other than death, disability or cause, upon execution of a release, Stern shall receive from DJS LLC his earned but unpaid base salary through the termination date, continuation of his base salary for three years following the termination date, payment of any bonus amount earned prior to termination, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.

If Stern terminates his employment without good reason or is terminated by Chardan 2008, DAL and DJS LLC for cause, Stern shall receive from DJS LLC his earned but unpaid base salary through the termination date, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.

If Stern’s employment is terminated due to his death or as a result of disability, Stern or his heirs shall be entitled to receive his earned by unpaid base salary through the termination date, payment of all accrued, but unused, vacation days, and any benefit due under an employee benefit plan.

DJS LLC, DSI LLC and PTA LLC Consulting Agreements

Miriam Mendieta, will be an employee of DJS following the closing and is expected to spend approximately 50% of her working time performing services on a consulting basis for the Target Business. Ms. Mendieta and certain employees of DJS will receive a consulting agreement for consulting services they will provide to DJS LLC, DSI LLC or PTA LLC, as applicable.

The consulting agreements for DJS employees generally provide that the DJS employees will devote a certain percentage of their time to providing direct services to DJS LLC, DSI LLC or PTA LLC, as applicable. In connection with the services performed, DJS LLC, DSI LLC or PTA LLC, as applicable, will reimburse DJS for the services that the consultant provides. DJS LLC, DSI LLC or PTA LLC, as applicable, will also reimburse the consultant for business-related expenses in connection with the services the consultant provides to such entity.

DJS employees who provide consulting services to DJS LLC, DSI LLC or PTA LLC will also be eligible to receive grants under the Equity Incentive Plan.

Target Business Employees

The Target Business has approximately 1,000 individuals working for it.

DAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF THE TARGET BUSINESS

The following discussion should be read in conjunction with consolidated financial statements of the Target Business appearing elsewhere in this proxy statement.

Overview

Upon the closing of the transactions contemplated by the Acquisition Proposal, DAL’s business will be comprised of DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware (“DJS LLC”), Professional Title & Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware (“PTA LLC”) and Default Servicing, LLC, a limited liability company organized under the laws of the State of Delaware (“DSI LLC” and collectively with DJS LLC and PTA LLC, the “Target Companies”), each of which is engaged in providing non-legal services supporting residential real estate foreclosure, other related legal actions and lender owned real estate (“REO”) services (collectively, the “Target Business”). Immediately prior to the closing of the transactions contemplated by the Acquisition Proposal, DJS LLC will acquire all of the non-legal service business and operations of the Law Offices of David J. Stern, P.A. (“DJS”), DSI LLC will acquire all of the business and operations of Default Servicing, Inc. (“DSI”) and PTA LLC will acquire all of the business and operations of Professional Title and Abstract Company of Florida, Inc. (“PTA”). DJS, DSI and PTA are referred to as the “Stern Contributors.”

DJS LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of the assets used in providing non-legal services from DJS. DJS was founded in David J. Stern in 1994. Immediately prior to the closing of the acquisition, DJS will contribute the assets used in providing non-legal services to DJS LLC, which is owned by DJS. DJS will, in turn, contribute and sell the membership interests in DJS LLC to DAL in exchange for membership interests in DAL, among other consideration.

DJS LLC will have a long-term exclusive Services Agreement with DJS under which it will have the right to perform all non-legal services required to process foreclosure files and perform ancillary services. Pursuant to a facilities sharing agreement, DJS LLC will furnish corporate and back-office services to DJS, such as finance, accounting, IT and other administrative functions. DJS LLC will be the exclusive processing firm for all business undertaken by DJS, and DJS will be precluded from pursuing any material business not requiring the use of DJS LLC’s processing capabilities. However, DJS LLC will not be restricted from pursuing business with other law firms, whether in Florida or other jurisdictions.

PTA LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of PTA’s assets. Immediately prior to the closing of the acquisition, PTA will contribute its assets to PTA LLC, which is owned by PTA. PTA will, in turn, contribute and sell the membership interests in PTA LLC to DAL in exchange for membership interests in DAL, among other consideration.

DSI LLC was formed in Delaware on September 15, 2009 for the specific purpose of receiving the contribution of DSI’s assets. Immediately prior to the closing of the acquisition, DSI will contribute its assets to DSI LLC, which is owned by DSI. DSI will, in turn, contribute and sell the membership interests in DSI LLC to DAL in exchange for membership interests in DAL, among other consideration.

After the closing, the Target Business will continue to conduct its operations in facilities located in Plantation, Florida and Louisville, Kentucky. Each of DJS LLC’s, PTA LLC’s and DSI LLC’s businesses will be managed by an operational manager. The operational manager for PTA LLC reports to the DJS LLC operational manager while the DSI LLC operations manager reports to the chief executive officer directly. DAL’s chief financial officer reports directly to the chief executive officer.

The operating results discussed in this section reflect the combined performance of the Target Business for the periods presented. The total revenues increased $14.2 million, or 30.0%, from $47.5 million for the three months ended June 30, 2008, to $61.7 million for the three months ended June 30, 2009, primarily as a result of an increase in number of mortgage foreclosures taking place in the Target Business’ principal market, Florida, and as a result of the expansion of DSI’s REO activities, which roughly tripled compared with the same period in 2008. Net income increased from $11.1 million for the three months ended June 30, 2008 to $14.0 million for the three months ended June 30, 2009.

For the six months ended June 30, 2009, the Target Business’ revenues increased $21.1 million, or 22.0% over the same prior year period, principally as a result of growth in the Target Business’ foreclosure processing volume, as well as the increase in REO activities of DSI. During the first six months of fiscal 2009, the Target Business’ net income decreased to $27.5 million, down -5.7%, or $1.7 million, relative to the same period in 2008, primarily due to increased compensation related expenses as a result of ramp up in staff in order to continue to deliver a level of customer service to its clients in light of continued strong demand for foreclosure related services.

Recent Developments

Regulatory Environment

Federal, state and local governments have recently proposed, and in some cases enacted, legislation or taken other action that may have an adverse impact on the number of mortgage defaults that go into foreclosure, and therefore on the number of case files referred to DJS for processing. The federal government enacted the Hope for Homeowners Act of 2008 and the Emergency Economic Stabilization Act to bring relief to distressed homeowners and provide funds to troubled financial institutions, respectively. The Federal Housing Finance Agency, Fannie Mae and Freddie Mac announced the Streamlined Modification Program, which is designed to make mortgage payments more affordable, and Fannie Mae announced the temporary suspension of foreclosure sales. Further, various lender and mortgage servicers have voluntarily focused their attention on loss mitigation, loan modification and similar efforts, including moratoria on certain foreclosure sales, in an attempt to reduce the number of mortgage defaults and resulting foreclosures.

These programs have met with limited success to date, based on, among other things, the fact that they only reduce the interest to be paid by borrowers, not principal owed. While addressing affordability in the near-term, they do not address the willingness to continue to pay a mortgage on a property that has negative equity, nor does it deal with the inability to pay as a result of unemployment or other factors. While loss mitigation may appear to reduce the number of foreclosures, recent data suggests that approximately 25% to 40% of all modified loans fall delinquent, which in turn are more likely to go into foreclosure.

The Obama administration also proposed a $75 billion Mortgage Modification Plan in March 2009 for borrowers facing foreclosure. The Home Affordable Refinance Program (“HARP”) is meant to help homeowners who have an existing mortgage owned by Fannie Mae or Freddie Mac to refinance to a lower rate or to a fixed rate mortgage to improve the affordability of the loan. The program is mainly aimed at borrowers who are under water. Borrowers owing up to 125% of their home’s value are eligible for refinancing /assistance, and the borrowers must not be more than 30 days delinquent on payments. The Home Affordable Modification Program (“HAMP”), which is scheduled to end on December 31, 2012, is meant to help homeowners who are at risk of foreclosure to modify their loan to reduce their monthly mortgage payments.

In October 2008, DJS created a team dedicated to the offering of loss mitigation services to its clients. These services provide DJS’ clients with alternatives to foreclosure such as loan modification or forbearance, which allow the borrower to continue to own the property; and short sales and deed-in-lieu of foreclosure which transfer the ownership of the property to the lender outside of the foreclosure process. Management believes that in addition to capturing revenues from this service offering that it is well positioned to receive the foreclosure referral stemming from the re-default of the modified loans and capture additional revenues, as the Target Companies will have familiarity with the file.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Revenues increased by $21.1 million, or 22.0%, in the six months ended June 30, 2009 as compared to the same period in 2008, as a result of the increase in number of mortgage foreclosures taking place in the Target Business’ principal market, Florida, and as a result of the expansion of DSI’s REO business. For the six months ended June 30, 2009, the Target Business received 37,727 foreclosure files, an increase of 4.5% from 36,093 foreclosure files received in the first six months of 2008. Based on information provided to the Mortgage Bankers Association by banks and loan servicers, 4.3% of all mortgage loans, or 1.9 million of the 45 million outstanding loans, were in foreclosure at June 30, 2009, an increase of 155 basis points from June 30, 2008.

During the six months ended June 30, 2009, DSI’s REO business became an increasingly significant source of revenue, generating approximately 5% of the Target Business’ total revenue during that period and it was the primary cause of the increase in the Target Business’ revenues during that period. In the six months ended June 30, 2009, DSI produced revenues of $4.9 million compared to revenue of $1.3 for the first six months of 2008, representing a 277% growth from the previous period. The Target Business’ management intends to offer DSI’s services to additional customers as a means of increasing its contribution to DAL’s revenues and profits. An added benefit resulting from the increase in the share of the Target Business revenues produced by DSI is that, because these REO services follow the completion of the foreclosure process, they will have the effect of helping to sustain the Target Business’ revenues even if foreclosure volumes stabilize or begin what is expected to be a slow decline following 2012.

The Target Business’ principal operating expenses consist of the following:

•	Court filing fees and other client-reimbursed costs;
•	Compensation-related expense, which consists primarily of the salaries, related benefits and payroll taxes paid to or on behalf of the Target Business’ employees that are engaged in operations;
•	Direct operating expense, which consist primarily of direct cost such as freight and postage;
•	Depreciation expense, which represents the cost of fixed assets and software allocated over the estimated useful lives of these assets, ranging from one to thirty years.
•	Other general and administrative expenses which consist primarily of rent and other facilities related expenses as well as office supplies and other administrative expenses.

Client reimbursed costs, as a percentage of revenues, increased to 47.8% in the six months ended June 30, 2009 as compared to 43.5% in the same period in 2008. In dollar terms, the client reimbursed costs increased by $14.2 million to $55.8 million from $41.6 million. The Target Business experienced an increase in client reimbursed costs directly as a result of both growth in file volumes as well as increases in the underlying costs themselves on a per file basis. Because these costs are reimbursed by DJS clients, they do not impact the profitability of the Target Business.

Compensation related expense increased to 18.5% in the six months ended June 30, 2009 as compared to 18.2% in the same period in 2008. In dollar terms, the compensation related expense increased by $4.3 million, from $17.4 million to $21.6 million. These increases primarily occurred due to an increase in headcount needed to process the growth in foreclosure volume. The Target Business had in excess of 850 employees on June 30, 2009, compared to approximately 600 on June 30, 2008. The Target Business is in the process of examining its processes and implementing strategies to improve its efficiency, including upgrades to its technology infrastructure.

Direct operating expense, as a percentage of revenues, increased to 9.7% in the six months ended June 30, 2009 as compared to 7.3% in the same period in 2008. In dollar terms, the direct operating expense increased by $4.4 million. The Target Business experienced an increase in direct operating expense as a result of increases in freight and postage charges. The increased costs primarily were attributable to increases in the underlying expenses. In addition, as the time to complete an average case file has extended, there is a higher frequency of certain direct operating charges such as freight and postage.

Total operating expenses as a percentage of revenues increased to 76.5% in the six months ended June 30, 2009 as compared to 69.6% in the same period in 2008, primarily due to increases in client reimbursed costs. Total operating expenses (excluding client reimbursed costs) as a percentage of fee revenues decreased slightly to 55.0% in the first six months ended June 20, 2009 as compared to 55.3% in the same period in 2008.

2008 Compared to 2007

For the year ended December 31, 2008, revenues increased by $83.7 million, or 72%, as compared to the same period in 2007, primarily as a result of the increase in mortgage foreclosures taking place in the Target Business’ major market of Florida. For the year ended December 31, 2008, the Target Business received 70,328 foreclosure files, an increase of 57% from 44,733 foreclosure files received in 2007.

Client reimbursed costs, as a percentage of revenues, increased to 46.3% in fiscal 2008 as compared to 41.2% in fiscal 2007. In dollar terms, the client reimbursed costs increased by $44.7 million. The Target Business experienced an increase in client reimbursed costs principally as a result of continuing growth in foreclosure case volume as well as variances in the underlying expenses themselves.

Compensation-related expense, as a percentage of revenues, increased to 22.3% in fiscal 2008 as compared to 17.6% in fiscal 2007. In dollar terms, the compensation related expense increased by $24.1 million. The increase in compensation related expense is as a result of an increase in headcount to handle the increased volume of foreclosures and the related recruiting and training costs incurred to support the growth of the Target Business’ operations. Between fiscal 2007 and 2008, the Target Business built capacity both to meet its growing demand and in anticipation of continued growth in foreclosure volume. It had approximately 600 employees on December 31, 2008 compared to approximately 350 on December 31, 2007. As stated above, the Target Business is now implementing strategies to improve efficiency and reduce costs as a percentage of revenues.

Direct operating expense, as a percentage of revenues, increased to 3.5% in fiscal 2008 as compared to 3.1% in fiscal 2007. In dollar terms, the direct operating expense increased by $3.4 million. The Target Business experienced an increase in direct operating expense primarily as a result of increase in freight and postage charges. The increased costs were primarily attributable to increases in the underlying expenses. In addition, as the time to complete an average case file has extended, there is a higher frequency of incurring certain direct operating charges such as freight and postage.

Other general and administrative expense, as a percentage of revenues, increased to 6.1% in fiscal 2008 as compared to 4.4% in fiscal 2007. This increase was primarily attributable to the higher rent and relocation costs associated with the Target Business’ new facilities in Plantation, Florida, as well as increased marketing expenses. In dollar terms, the other general and administrative expense increased by $7.0 million.

Total operating expenses as a percentage of revenues increased to 78.5% in fiscal 2008 as compared to 66.5% in fiscal 2007. Total operating expense (excluding client reimbursed costs) as a percentage of fee revenues increased to 59.0% in fiscal 2008 as compared to 44% in fiscal 2007. The increase in total operating expense primarily was due to a ramp up in staff in order to continue to deliver a level of customer service to its clients in light of continued strong demand for foreclosure related services. In addition, the Target Business incurred larger fixed costs associated with rent and facilities as it moved its headquarters into a larger facility.

2007 Compared to 2006

For the year ended December 31, 2007, revenues increased by $75.1 million, or 186%, as compared to the same period in 2006, as a result of the increase in mortgage foreclosures taking place in the Target Business’ market of Florida. For the year ended December 31, 2007, the Target Business serviced approximately 59,266 mortgage default case files, an increase of 174% from 21,638 mortgage default case files serviced in 2006.

Client reimbursed costs, as a percentage of revenues, declined to 41.2% in fiscal 2007 as compared to 41.6% in fiscal 2006. In dollar terms, the client reimbursed costs increased by $30.8 million directly as a result of growth in foreclosure case volumes.

Compensation-related expense, as a percentage of revenues, declined to 17.5% in fiscal 2007 as compared to 27.2% in fiscal 2006. In dollar terms, the compensation related expense increased by $9.2 million. The Target Business had approximately 350 employees on December 31, 2007 as compared to approximately 200 on December 31, 2006. The decline in compensation related expense as a percentage of revenue was primarily a result of existing staff being required to handle increased workloads resulting from the increases in foreclosure volumes. These workload levels were not sustainable on a long term basis. As a result, the Target Business implemented a program to strategically expand headcount to handle the increased volumes. The decline also reflects increasing efficiency through economies of scale and increased productivity through continuous enhancement of the Target Business’ IT systems.

Direct operating expense, as a percentage of revenues, increased to 3.1% in fiscal 2007 as compared to 2.7% in fiscal 2006. In dollar terms, the direct operating expense increased by $2.5 million. The Target Business experienced an increase in direct operating expense as a result of increase in the underlying expenses of certain direct operating costs such as freight and postage charges, which are non-reimbursable expenses.

Other general and administrative expense, as a percentage of revenues, declined to 4.4% in fiscal 2007 as compared to 6.7% in fiscal 2006. In dollar terms, the other general and administrative expense increased by $2.4 million. The decline of general and administrative expense as a percentage of revenues is attributed to the economies of scale, which resulted in slower growth in the administrative area than occurred in the number of foreclosure file referrals. However, the rapid growth in foreclosure files and headcount necessitated a similar rapid growth in future periods in general administrative expenses to support the Target Business’ expanded business activities.

Total operating expenses as a percentage of revenues declined to 66.5% in fiscal 2007 as compared to 78.8% in fiscal 2006. In addition, total operating expenses (excluding client reimbursed costs) as a percentage of fee revenues decreased to 43.0% in fiscal 2007 as compared to 63.0% in fiscal 2006 principally due to the economies of scale that the Target Business was able to generate as a result of the rapid increase in foreclosure cases it processed.

Financial Condition

The following table sets forth the major balance sheet accounts of the Target Business at June 30, 2009 and 2008 and at December 31, 2008, 2007 and 2006 (in thousands):

	June 30, 2009	December 31,
		2008	2007	2006
	(Unaudited)
Asset:
Cash and cash equivalents	$2,806	$1,428	$979	$70
Accounts receivable	37,980	49,166	33,795	7,196
Property, equipment and improvement, net	4,101	3,155	2,725	1,419
Liabilities:
Accounts payable – client reimbursed costs	$7,345	$20,425	$10,325	$2,117
Line of credit	9,500	—	—	—

Cash and Cash Equivalents increased consistent with growth of the Target Business’s revenues. In June 30, 2009, the Cash increased by $1.4 million or 96.5%, compared with December 31, 2008.

Accounts receivable decreased by $11.2 million to $38.0 million as of June 30, 2009 compared with December 31, 2008, or -22.8%. The decrease in accounts receivables is as a result of the Target Business’ and DJS’ strong efforts to collect from clients as well as increased liquidity among certain clients during the period.

Property, equipment and improvement, net increased at June 30, 2009 by $4.1 million from $3.1 million at December 31, 2008, or 30% as a result of new office space leased and office furniture being purchased for the new offices.

Accounts payable — client reimbursed costs decreased by $13.1 million to $7.3 million at June 30, 2009 from $20.4 million at December 1, 2009, as a result of the implementation of new billing practices which allows for the reimbursement of client related costs more rapidly, thereby allowing for faster payment of such costs by the Target Business’ to its vendors.

Line of credit borrowings are from a bank and are secured by customer receivables. The line of credit was drawn primarily due to the increase in filing fees per case file. DJS LLC pays the initial filing fee and bills the customer for the amount. Eventually, DJS LLC is reimbursed for the filing fee, but in periods of high growth, an increase of cash available is necessary to cover the initial filing fees.

DJS LLC’s borrowings will fluctuate primarily based upon a number of factors including (i) revenues, (ii) account and notes receivables changes and (iii) case files started. Historically, income from continuing operations has funded the account receivables growth, but with the recent increase in filing fees, DJS LLC may need to borrow funds from the line of credit from time to time to fund its cash requirements.

Liquidity and Capital Resources

The following table sets forth certain historical information with respect to the Target Business’ statements of cash flows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$26,394	26,565	$43,363	$20,897	$5,731
Net cash used in investing activities	(1,456)	(2,683)	(2,274)	(1,302)	(142)
Net cash provided by financing activities	(23,559)	(24,204)	(40,640)	(18,686)	(5,545)
Net increase in cash and cash equivalents	$1,379	$(322)	$449	$909	$48

Operating Activities. The Target Business generated $26.4 million from operating activities in the six months ended June 30, 2009, $26.6 million in the six months ended June 30, 2008, $43.4 million in fiscal 2008, $20.9 million in fiscal 2007 and $5.7 million in 2006. The increase in operating cash flow is primarily due to increase in mortgage foreclosures taking place in the Target Business’ principal market of Florida.

Investing Activities. Net cash used in investing activities was $1.5 million in the six months ended June 30, 2009, $2.7 million in the six months ended June 30, 2008, $2.3 million in fiscal 2008, $1.3 million in fiscal 2007 and $0.1 million in fiscal 2006. The cash used in investing activities primarily was used to purchase office equipment and IT equipment.

Financing Activities. Net cash used by financing activities was $26.6 million in the six months ended June 30, 2009, $24.2 million in the six months ended June 30, 2008, $40.6 million in fiscal 2008, $18.7 million in fiscal 2007 and $5.5 million in fiscal 2006. The excess cash generated by the Target Business was primarily used to pay profit and tax distributions to the Target Business’ shareholder.

Adjusted EBITDA

The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense; (b) income tax expense; (c) depreciation and amortization; and (d) non-recurring income and/or expense. The adjusted EBITDA margin is the ratio of adjusted EBITDA to total revenues. The Target Business is providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps the Target Business to evaluate and compare its performance on a consistent basis with the lower operating cost structure that will be in place after consummation of the Acquisition Proposal, reflecting the effects of that lower cost structure on profitability. In the calculation of adjusted EBITDA, the Target Business excludes from expenses the compensation paid to Stern that exceeds the base compensation that he will be entitled to receive after completion of the acquisition, as well as the payroll taxes associated with such compensation, non-recurring travel expenses incurred on behalf of Stern and other benefits received by Stern in prior periods that will not be paid or provided following the closing of the acquisition.

	Years Ended December 31,
	2008	2007	2006
Net Income	$42,886,351	$38,688,840	$8,578,571
Adjustment
Officer's Salary	12,640,000	4,415,000	2,890,000
Non-Recurring Travel	384,364	—	—
Other Non-Recurring Benefits	4,360,555	294,931	(431,500)
Payroll Tax	46,415	—	—
Depreciation	594,156	277,926	193,133
Amortization	—	—	3,978
Total Adjustments	18,025,490	4,987,857	2,655,611
Adjusted EBITDA	$60,911,841	$43,676,697	$11,234,182

Adjusted EBITDA is a non-GAAP measure that has limitations because it does not include all items of income and expense that affect the operations of the Target Business. This non-GAAP financial measure is not prepared in accordance with, and should not be considered an alternative to, measurements required by GAAP, such as operating income, net income (loss), net income (loss) per share, cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to the calculations of adjusted EBITDA reported by other companies.

Contractual Payment Obligations

The following is a summary of the Target Business’ capital lease obligations as of December 31, 2008:

Years Ending December 31,
2009	$225,631
2010	225,631
2011	213,766
2012	135,665
2013	79,979
Total minimum lease payments	880,672
Less amount representing interest (effective rates from 5.8% to 13.5%)	151,409
Present value of the net minimum lease payments	$729,263

The Target Business is obligated for leases of office space under non-cancellable operating lease agreements which expire in months ranging from May 2016 through October 2018. The total minimum rental commitments as of December 31, 2008, under the leases are as follows:

Years Ending December 31,	Amount
2009	$1,985,752
2010	2,045,484
2011	2,106,851
2012	2,170,038
2013	2,235,229
Thereafter	8,975,829
$19,519,183

Rent expense is recognized on a straight line basis over the terms of the leases based on the aggregate amount of payments due over the lease terms. Amounts expensed in excess of actual payments due to rent holidays and acceleration clauses are presented as deferred rent on the accompanying balance sheets. The total rental expense included in the income statements for the years ended December 31, 2008, 2007 and 2006, is approximately $2,145,000, $1,019,000 and $796,000, respectively.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition:

Substantially all of DJS LLC’s and PTA LLC’s revenues are generated from services rendered ultimately to the clients of DJS. A substantial portion of the accounts receivable are generated from DJS, DJS LLC’s only customer for foreclosure and related services, at the time DJS bills its clients. DSI has independent relationships with its clients for REO liquidation services and does not receive file referrals directly from DJS.

The estimated average file processing time for all foreclosure files, except cases that are fully litigated, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. DJS LLC bills DJS for services performed and recognizes revenue for services performed but not yet billed, reporting them as unbilled receivables at the end of each reporting period.

Revenue related to all types of services other than foreclosure is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.

The per-file fee negotiated between DJS LLC and DJS is based on negotiations between related parties. There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities.

Expense Allocation:

Management has allocated certain expenses of DJS to the Target Business based on its estimate of expenses the Target Business would have incurred on a stand-alone basis during the periods reported; however, there can be no assurance that these expenses represent the expenses of the Target Business on a stand-alone basis or that the allocations are fully inclusive of the functions necessary to operate the Target Business on a stand-alone basis. The following is a summary of the methodology used to allocate expenses in some major categories:

•	Certain executive officers of DJS are substantially involved with the Target Business’ operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the Target Business based on the estimated percentage of time the executive officers spent on the Target Business’ activities.
•	Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the Target Business in relation to the total number of employees of DJS (“the employee ratio method”).
•	Equipment lease expense is allocated based on the employee ratio method.
•	Certain facilities lease expenses are allocated based on the employee ratio method.
•	Depreciation is computed based on the equipment and leasehold improvements utilized by the Target Business as determined by the above allocation methods.
•	Postage and delivery is allocated based on the employee ratio method.

•	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to the Target Business’ business activities.
•	The single business tax was computed specifically for the Target Business based on the revenues reflected in these financial statements.
•	All other general and administrative expenses were allocated based on the employee ratio method.

Income Taxes:

DJS, DSI and PTA are currently not subject to income taxes under the federal and state tax laws. Instead, the taxable income of these entities is passed through to the owner of the companies and is taxable to the owner on an individual level. Therefore, the financial statements do not reflect an allocation of federal and state income taxes. However, the Target Business’ estimated share of the Florida single business tax is reflected under operating expenses on the statements of income. Going forward, the operating entities of DJS LLC, DSI LLC and PTA LLC, as limited liability companies will not be subject to income taxes. As pass-through entities, the taxable income of these three entities will passed-through to its sole member, DAL. DAL will pass through this taxable income to its members, including Chardan 2008.

Recently Issued Accounting Pronouncements not yet Adopted:

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Non-controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for non-controlling interests in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be re-characterized as non-controlling interests and classified as a component of equity. It also establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary and requires expanded disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Target Business does not expect the adoption of this Statement will have a material impact on its combined financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (SFAS No. 141(R)). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. This standard will change the accounting treatment for business combinations on a prospective basis.

In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

INFORMATION ABOUT CHARDAN 2008

History and Business Plans

Formation

Chardan 2008 is a blank check company, incorporated as a business company with limited liability under the laws of the British Virgin Islands on February 19, 2008. Chardan 2008 was formed for the purpose of acquiring, engaging in a merger or share exchange with, purchasing all or substantially all of the assets of, or engaging in a contractual control arrangement or any other similar business combination with an unidentified operating business which has its principal business and/or material operations in China. As described above in “Question and Answers About the Chardan 2008 Extraordinary General Meeting,” when the global financial crisis occurred soon after the completion of Chardan 2008’s initial public offering in August 2008, Chardan 2008’s management believed that US equity markets would be less receptive to a business combination with a Chinese company. For that reason, although Chardan 2008 continued to evaluate Chinese opportunities, it also decided to consider non-Chinese targets. When the opportunity to engage in a transaction with the Target Business arose in early 2009, management considered it to be the best of the opportunities it had identified to that point and decided to pursue it.

Pre-IPO Sale of Securities

Prior to the consummation of the initial public offering (“IPO”) of Chardan 2008, certain of the officers, directors and existing shareholders of Chardan 2008 purchased (i) 2,000,000 warrants at a price of $0.50 per warrant in a private placement, generating gross proceeds of $1,000,000 and (ii) 2,291,666 insider units, each consisting of one ordinary share and one warrant at a price of $0.01091 per unit, generating gross proceeds of $25,000.

Initial Public Offering

On August 11, 2008, Chardan 2008 consummated its initial public offering of 6,875,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from Chardan 2008 one ordinary share at an exercise price of $5.00. The Units were sold at an offering price of $8.00 per unit, generating gross proceeds of $55,000,000. The warrants will become exercisable on the later of: (i) the completion of a business combination; or (ii) August 11, 2009, and will expire on August 11, 2012, or earlier upon redemption or our liquidation.

Trust Account

The sale of the units and the warrants to the insiders and the units in the IPO generated gross proceeds of $56,025,000. The net proceeds (together with deferred offering expenses) of $52,200,000 were deposited into a trust account at JPMorgan Chase, London branch, maintained by Continental Stock Transfer & Trust Company acting as trustee.

Except for the interest that is earned on the funds contained in the trust account that may be released to Chardan 2008 to be used as working capital, Chardan 2008 is not able to access the amounts held in the trust until the earlier of the consummation of a business combination or liquidation of Chardan 2008, although, as noted elsewhere in this proxy statement, rescission claims might be made against Chardan 2008 as a result of effecting a business combination related to a target business whose operations are not in China (or in other circumstances not now anticipated by Chardan 2008). At June 30, 2009, there was approximately $54,300,000 in the trust account. If the acquisition is consummated, the trust account, reduced by amounts paid to shareholders of Chardan 2008 who do not approve the acquisition and elect to redeem their ordinary shares into their pro rata share of the trust account, will be released to Chardan 2008.

Fair Market Value of Target Business

Pursuant to the Amended and Restated Memorandum and Articles of Association of Chardan 2008, the initial target business that Chardan 2008 acquires or merges with must have a fair market value equal to at least 80% of Chardan 2008 net assets at the time of such acquisition, as determined by the Chardan 2008 Board of Directors based on standards generally accepted by the financial community, such as actual and potential sales, earnings, cash flow and book value. Chardan 2008 is not required to obtain an opinion from an investment banking firm as to fair market value if its Board of Directors independently determines that the target business has sufficient fair market value. However, Chardan 2008 has obtained such an opinion in this case from Ladenburg Thalman. See “Proposal to Acquire DAL — Fairness Opinion,” above.

Shareholder Approval of Acquisition

Under Chardan 2008’s Amended and Restated Memorandum and Articles of Association, approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. Chardan 2008 will not be authorized to complete the transactions contemplated by the Acquisition Agreement if holders of 2,406,250 or more shares of Chardan 2008 ordinary shares sold in its initial public offering (public shareholders owning 35% or more of the shares issued in the IPO) vote against the acquisition and demand that Chardan 2008 redeem their shares into pro rata portions of the trust account. If holders of 2,406,250 of Chardan 2008’s ordinary shares purchased in Chardan 2008’s IPO (which number represents 35% or more of the shares of Chardan 2008 ordinary shares issued in Chardan 2008’s initial public offering) vote against the acquisition and exercise their right to redeem their shares for cash, the acquisition will not be consummated.

The holders of Chardan 2008 ordinary shares issued prior to its initial public offering have agreed to vote the 2,291,666 Chardan 2008 ordinary shares owned by them prior to the Chardan 2008 IPO in accordance with the majority of the votes cast by holders of shares sold in Chardan 2008s IPO. The initial shareholders have agreed not to demand redemption rights with respect to any ordinary shares owned by them, directly or indirectly, whether included in their initial shares or purchased by them in Chardan 2008’s initial public offering or in the aftermarket (nor will they seek appraisal rights with respect to such shares if appraisal rights would be available to them). The 2,291,666 shares that the initial shareholders of Chardan 2008 own represent 25% of Chardan 2008’s outstanding ordinary shares.

Redemption Rights

Public shareholders who vote against the Acquisition Proposal will be entitled to cause us to redeem their ordinary shares for approximately $7.89 per ordinary share if the Acquisition Proposal is approved and the acquisition is completed. Public shareholders who cause us to redeem their ordinary shares for approximately $7.89 per ordinary share from the trust account will be paid their redemption price upon consummation of the acquisition and will continue to have the right to exercise any warrants they own.

Notwithstanding the foregoing, our Amended and Restated Memorandum and Articles of Association provide that a public shareholder, together with any affiliate or other person with whom such public shareholder is acting in concert or as a “group,” will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in our IPO (but only with respect to more than 10% of the ordinary shares sold in our initial public offering). A group will be deemed to exist if public shareholders: (i) file a Schedule 13D or 13G indicating the presence of a group, or (ii) acknowledge to us that they are acting, or intend to act, as a group. Such public shareholders would still be entitled to vote against the Acquisition Proposal with respect to all ordinary shares owned, whether directly or indirectly through one or more affiliates.

If the Acquisition is not Consummated

If Chardan 2008 does not consummate the acquisition of the Target Business, it will continue to seek another target business until it is required to liquidate and dissolve pursuant to its Amended and Restated Memorandum and Articles of Association. As provided in its Amended and Restated Memorandum and Articles of Association, Chardan 2008 is required, by February 11, 2011, to consummate a business combination. Under its Amended and Restated Memorandum and Articles of Association as currently in effect, if Chardan 2008 does not acquire at least majority control of a target business by February 11, 2011, Chardan 2008 will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets.

Competition

If the Closing occurs, Chardan 2008 will become subject to competition from competitors of the Target Business. For more information of the competition Target Business faces, please see the section entitled, “Information About DAL — Competition” elsewhere in this document.

Facilities

The principal executive offices of Chardan 2008 are 18E, Tower A Oriental Kenzo Plaza 48 Dongzhimenwai Street Beijing, 100027, China. Chardan 2008 pays a monthly fee of $7,500 to Chardan Capital, LLC, an affiliate of Li Zhang, chairman of our board of directors, for office space and for general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement will continue until the earliest to occur of: (i) the consummation of a business combination, (ii) February 11, 2011 and (iii) the date on which Chardan 2008 ceases its corporate existence in accordance with our memorandum and articles of association.

Employees

Chardan 2008 has three executive officers, each of whom is a member of our board of directors. They are not obligated to contribute any specific number of hours per week to Chardan 2008’s affairs, and they devote only as much time as they deem necessary to Chardan 2008’s affairs. Chardan 2008 has no employees.

Periodic Reporting and Audited Financial Statements

Chardan 2008 has registered its securities under the Securities Exchange Act of 1934 and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Securities Exchange Act of 1934, Chardan 2008’s annual report contains financial statements audited and reported on by Chardan 2008’s prior independent registered public accounting firm.

Legal Proceedings

Chardan 2008 is not currently a party to any pending material legal proceedings.

CHARDAN 2008 MANAGEMENT’S DISCUSSION
AND ANALYSIS OR PLAN OF OPERATIONS

Overview

Chardan 2008 China Acquisition Corp. is a British Virgin Islands business company with limited liability. We are a blank check company formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with an unidentified operating business (a “Business Combination”).

We had a period of 18 months from the consummation of our initial public offering (the “IPO”) which occurred on August 11, 2008, to effect our Business Combination, extended by twelve months (for a total of 30 months) as a result of having entered into a definitive agreement (the “Acquisition Agreement”) to acquire a controlling interest in DAL within such 18-month period. Further, as we have entered into the Acquisition Agreement, in the event that the transactions contemplated in it are not consummated, we may, prior to the expiration of the 30-month period, call a meeting of our shareholders for the purpose of soliciting their approval to extend the date before which we must complete our Business Combination by an additional 6 months before we are required to liquidate (the “Extended Period”). If we sought and obtained approval for the Extended Period, we would have a total of 36 months from the consummation of the IPO to complete a Business Combination.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Cash and cash equivalents.  We consider all highly liquid investments, including short-term money market instruments with original maturities of three months or less when purchased, to be cash equivalents.

Recent Accounting Pronouncements

Management does believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements of Chardan 2008.

Results of Operations

First Six Months of FY 2009.  For the period from January 1, 2009 to June 30, 2009, we had net income/(loss) of $(264,208), which consisted of interest income of $24,864 earned on the Trust Account investment of $53,299,000, offset by filing and listing fees of $31,007, $166,300 for travel-related expenses, and other miscellaneous administrative fees.

FY 2008.  For the period from February 19, 2008 (inception) to December 31, 2008, we had net income/(loss) of ($59,789), which consisted of interest income of $484,894 earned on the Trust Account investment of $54,564,894, offset by filing fees of $87,471, $65,000 for D&O insurance, $172,616 for travel-related expenses and other miscellaneous administrative fees.

Liquidity and Capital Resources

The funds held in the trust account are available for use only to: (i) engage in a business combination; (ii) redeem up to one ordinary share less than 35% of the Public Shares that are voted against the Extended Period if the Extended Period is approved; (iii) redeem up to one ordinary share less than 35% of the Public Shares that are voted against a Business Combination if the Business Combination is approved and completed; or (iv) distribute to the holders of the Public Shares in the event Chardan 2008 fails to complete a Business Combination within the time available to it and liquidates and dissolves, subject to the following exceptions:

•	Payment of taxes due;
•	Distribution of interest earned on the net proceeds in the Trust Account for our use as working capital in identifying and evaluating a target business and in negotiating and consummating a Business Combination with such target business; and

•	Payment of deferred offering expenses to the underwriters of the IPO.

At June 30, 2009, Chardan 2008 had approximately $54,298,000 held in the trust account, and cash outside of the Trust Account of approximately $8,000. Chardan 2008 has since used these funds to cover expenses incurred in identifying, evaluating and performing due diligence with respect to the Target Business, as well as for legal, accounting and other expenses associated with structuring, negotiating and documenting the Acquisition Proposal. Chardan 2008 has also incurred regular expenses to meet its obligations under applicable securities laws, to maintain directors’ and officers’ insurance coverage and to pay a monthly $7,500 administrative expense to Chardan Capital, LLC, an affiliate of Li Zhang, chairman of our board of directors.

In the course of identifying, evaluating and, in the case of the Target Business, performing due diligence and drafting and negotiating the Acquisition Agreement and ancillary documents, Chardan 2008 has accrued expenses in excess of the amounts available to us outside the trust account to operate the business. If the acquisition of the Target Business is not approved by our shareholders, Chardan 2008 will need to raise additional capital to continue our efforts to consummate a business combination, the availability and cost of which capital cannot be ascertained at present. In such an event, Chardan 2008 could seek additional capital through loans or additional investments from its directors and officers, none of which is under any obligation to advance funds to, or invest in, Chardan 2008. Any interest income not used to fund working capital requirements will remain the property of Chardan 2008 and will be available as additional consideration payable in connection with a business combination.

CAPITALIZATION OF CHARDAN 2008 CHINA ACQUISITION CORP.

The following table sets forth the capitalization of Chardan 2008 China Acquisition Corp. as of June 30, 2009:

•	on an actual basis; and
•	on an as adjusted basis giving effect to the Acquisition Proposal

There have been no significant adjustments to Chardan 2008's capitalization since June 30, 2009, as so adjusted. You should read this capitalization table together with “Management's Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and related notes, and the unaudited pro forma condensed combined financial statements and related notes, all appearing elsewhere in this proxy statement.

	As of June 30, 2009
	(In Thousands)
	Actual	As Adjusted
Debt	$—	$102,267
Ordinary shares subject to possible redemption	18,985	—
Shareholders' equity:
Preferred shares, $0.0001 par value; 5,000,000 shares authorized, none issued	—	0
Ordinary shares, $0.0001 par value, authorized – 60,000,000 shares; issued and outstanding – 9,166,666 shares, inclusive of shares subject to possible redemption actual and 10,666,666 shares, as adjusted	1	1
Additional paid-in capital	34,253	(85,447)
Retained earnings	(328)	8,564
Accumulated other comprehensive income	—	—
Total shareholders' equity	33,926	(76,881)
Noncontrolling interests	—	6,364
Total equity	33,926	(70,517)
Total capitalization	$52,911	$31,750

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information has been prepared assuming that the transactions contemplated by the Acquisition Proposal had occurred (i) at the beginning of each of the applicable periods for the pro forma statements of operations and (ii) at June 30, 2009 for the pro forma balance sheet.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only. The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.

You should not rely on the unaudited pro forma condensed combined balance sheet as being indicative of the historical financial position that would have been achieved had the transactions contemplated by the Acquisition Proposal been consummated as of June 30, 2009, or the unaudited pro forma condensed combined statements of operations as being indicative of the historical financial results of operations that would have been achieved had the transactions contemplated by the Acquisition Proposal been consummated on the first day of each of the respective operating periods. See “Risk Factors Risk Factors Relating to the Business Combination” in this proxy statement for further details.

We are providing the following information to aid in the analysis of the financial aspects of the business combination. The historical financial information of the Target Business was derived from the unaudited consolidated financial statements of the Target Business for the six months ended June 30, 2009 and the notes thereto and the audited consolidated financial statements of the Target Business for the year ended December 31, 2008 and the notes thereto included elsewhere in this proxy statement. The historical financial information of Chardan 2008 was derived from the unaudited financial statements of Chardan 2008 for the six months ended June 30, 2008 and the notes thereto and the audited financial statements of Chardan 2008 for the year ended December 31, 2008 and the notes thereto included elsewhere in this proxy statement. This information should be read together with Chardan 2008’s and the Target Business’ audited and unaudited financial statements and related notes, “Management's Discussion and Analysis of Financial Condition and Results of Operations” for Chardan 2008 and DAL, and other financial information included elsewhere in this proxy statement.

Actual results could differ from the pro forma information presented and depend on several variables, including the actual number of shares redeemed in the transaction, the number of shares issued in the Private Placement, and the actual timeline of the conversion of the DAL Series B Preferred Units.

In order to ensure that the Acquisition Proposal is approved by the shareholders, Chardan 2008, DAL and their respective affiliates may enter into transactions to purchase or facilitate the purchase of ordinary shares of Chardan 2008 from shareholders who have indicated their intention to vote against the Acquisition Proposal and seek redemption of their shares for cash. Such transactions may be entered into prior to the meeting of shareholders to approve the Acquisition Proposal, but would not be completed until the transactions contemplated by the Acquisition Proposal are consummated. Subject to the rights of the Stern Contributors not to close the acquisition based on the amount of cash available to pay the Initial Cash, such purchases could result in all or substantially all of Chardan 2008’s trust account being expended to pay for such share repurchases post-transaction, with the result that DAL might not receive sufficient working capital from the trust account to fund its post-transaction business operations and might have to borrow additional amounts to pay the Initial Cash, including by increasing the Stern Note which is at the discretion of the Stern Contributors to the extent that the principal amount of the Stern Note would exceed $54,000,000. See “Risk Factors Risk Factors Relating to the Business Combination” in this proxy statement for further details. Such purchases could also result in the issuance of additional ordinary shares or warrants of Chardan 2008 as an inducement for third parties to purchase such shares. The lack of funds in the trust account to fund DAL’s business operations could have a material adverse effect on its operations and business prospects.

No such transactions have occurred or been entered into as of the date of this proxy statement. If any of the funds held in Chardan 2008’s trust account are used to purchase ordinary shares of Chardan 2008 from holders who would have otherwise voted against the Acquisition Proposal, holders of Chardan 2008’s Public Shares who purchased such shares in Chardan 2008’s initial public offering may have grounds to seek rescission of the purchase of the units the holder acquired in the initial public offering. In such event, Chardan 2008 would be required to reclassify those shares subject to rescission rights outside of shareholders’ equity. Due to the uncertainty that any of the potential transactions described above will occur, the financial information presented below does not give effect to such matters.

The Acquisition Proposal will be accounted for as a reverse capitalization of the Target Business, due to, among other things, the fact that the owners of the Target Business will have significant representation on the Board of Directors (initially four out of seven members), and the management of the Target Business will become the management of DAL and Chardan 2008. This treatment also disregards DAL for accounting purposes for the reason that it serves principally to issue equity interests in connection with the acquisition, and it did not have significant operations prior to its role in the acquisition, along with the fact that the equity interests in DAL held by the Stern Contributors and the Existing Members are exchangeable for comparable securities in Chardan 2008.

Accordingly, the combined assets, liabilities and results of operations of Target Business will become the historical financial statements of Chardan 2008 at the closing of the acquisition, and Chardan 2008’s assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with DAL beginning on the acquisition date.

For more information regarding the basis for the accounting treatment to be given to the acquisition, see “Accounting Treatment for the Acquisition.”

CHARDAN 2008 ACQUISITION CORP. AND DJS PROCESSING DIVISION
AND COMBINED AFFILIATES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Year Ended December 31, 2008
(In Thousands of U.S. Dollars, Except Share and per Share Amounts)

	Chardan 2008 China Acquisition Corp.	DJS Processing Division and Related Entities	Pro Forma Adjustments and Eliminations				Pro Forma Combined Companies
			Debit		Credit
Net sales	$—	$199,203					$199,203
Cost of sales	—	—					—
Gross profit	—	199,203					199,203
Operating expenses
General and administrative	545	156,348			17,047	(2)	139,846
Total operating expenses	545	156,348					139,846
Income (loss) from operations	(545)	42,855					59,357
							—
Other income (expense)							—
Interest income (expense)	485	—	2,590	(1)(5)			(2,105)
Other Income (expense)	—	32					32
Income before income taxes	(60)	42,887					57,284
Income taxes	—	—	20,049	(4)			20,049
Income from continuing operations	(60)	42,887					37,235
Net income	(60)	42,887					37,235
Less net income attributable to non controlling interests	—	—	10,920	(3)			10,920
Net income attributable to Chardan 2008	—	—					26,315
Preferred stock dividends declared	—	—					—
Net income available to the ordinary shareholder	$(60)	$42,887					$26,315
Net income per ordinary share –
Basic							$2.47
Diluted							$1.36
Weighted average number of ordinary shares outstanding (Note B) –
Basic							10,666,666
Diluted							19,306,620

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To eliminate interest income earned on funds held in trust and related income tax expense, as Chardan 2008 expects to use all funds from the trust account for the transaction.
(2)	To record lower officer's salaries per the Stern Employment Agreement resulting in a reduction in operating expenses by $17,047 and $3,821 in fiscal year 2008 and 6 months ended June 30, 2009, respectively.
(3)	To provide for the noncontrolling interest associated with the post-merger capital structure of 29.05%
(4)	To account for the incremental expense of DAL being taxed at the corporate level at an estimated tax rate of 35%.
(5)	To account for the increased interest expense associated with the deal financing composed of a seller's note of $87,469 using an assumed interest rate of 3% for the first 18 months on the $52,659 note and 0% for the first six month and 3% for the months six through 18 on the $35,000 note.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.
(B)	As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the business combination have been outstanding for the entire period. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro Forma Balance Sheet Entry No.	Shares
Actual number of ordinary shares outstanding		9,166,666
Pro forma shares to be issued:
Shares issued in connection with Private Placement financing	(4)	1,500,000
Pro forma weighted average number of ordinary shares outstanding – Basic		10,666,666
Ordinary share equivalents:
Shares retained by noncontrolling interest and convertible to Chardan 2008 shares		4,366,667
Shares issued to warrantholders upon exercise of private placement warrants		233,010
Shares issuable from actual “in the money” warrants outstanding
From Public Offering warrants		6,875,000
From Founder's units		2,291,666
From Private Placement warrants		2,000,000
From UPO		275,000
Less number of shares available “on the market” pursuant to the treasury stock method		(7,401,388)
Number of “new” shares to be issued pursuant to the treasury stock method		8,639,955
Pro forma weighted average number of ordinary shares outstanding – Diluted		19,306,620

(C)	The current market prices of Chardan 2008 ordinary shares and ordinary share purchase warrants utilized in above calculations were as follows as of November 16, 2009:

Market price per share of ordinary shares (CACA)	$7.80
Market price per ordinary share warrant (CACAW)	$1.45
(D)	The Stern Contributors and Existing Members will receive contingent DAL Series B Preferred Units which are convertible into ordinary shares of Chardan 2008 on a one-for-one basis, based upon the achievement of certain share price targets between $10 and $20. See “Proposal to Acquire DAL; Preferred Units and Escrow,” elsewhere in this proxy statement. Upon conversion, the shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse acquisition, and will be included in the calculations of earnings per share from such date.

CHARDAN 2008 ACQUISITION CORP. AND DJS PROCESSING DIVISION
AND COMBINED AFFILIATES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
Six Months Ended June 30, 2009
(In Thousands of U.S. Dollars, Except Share and per Share Amounts)

	Chardan 2008 China Acquisition Corp.	DJS Processing Division and Related Entities	Pro Forma Adjustments and Eliminations				Pro Forma Combined Companies
			Debit		Credit
Net sales	$—	$116,766					$116,766
Cost of sales	—	—					—
Gross profit	—	116,766					116,766
Operating expenses
General and administrative	284	89,311			3,821	(2)	85,774
Total operating expenses	284	89,311					85,774
Income (loss) from operations	(284)	27,455					30,992
Other income (expense)
Interest income (expense)	25	—	1,075	(1)(5)			(1,050)
Other Income (expense)	(5)	—	—				(5)
Income before income taxes	(264)	27,455					29,937
Income taxes	—	—	10,478	(4)			10,478
Income from continuing operations	(264)	27,455					19,459
Net income	(264)	27,455					19,459
Less net income attributable to non controlling interests	—	—	5,707	(3)			5,707
Net income attributable to Chardan 2008	(264)	27,455					13,752
Preferred stock dividends declared	—	—					—
Net income available to the common shareholder	$(264)	$27,455					$13,752
Net income per common share –
Basic							$1.29
Diluted							$0.71
Weighted average number of common shares outstanding (Note B) –
Basic							10,666,666
Diluted							19,306,620

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To eliminate interest income earned on funds held in trust and related income tax expense, as Chardan 2008 expects to use all funds from the trust account for the transaction.
(2)	To record lower officer's salaries per the Employment Agreement resulting in a reduction in operating expenses by $17,047 and $3,821 in fiscal year 2008 and 6 months ended June 30, 2009, respectively.
(3)	To provide for the noncontrolling interest associated with the post-merger capital structure of 29.05%.
(4)	To account for the incremental expense of DAL being taxed at the corporate level at an estimated tax rate of 35%.
(5)	To account for the increased interest expense associated with the deal financing composed of a seller's note of $87,659 using an assumed interest rate of 3% for the first 18 months on the $52,659 note and 0% for the first six months and 3% for the months six through 18 on the $35,000 note.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Pro forma entries are recorded to the extent they are a direct result of the business combination, are factually supportable, and are expected to have a continuing impact on the combined results.
(B)	As the transaction is being accounted for as a reverse acquisition, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issued in conjunction with the business combination have been outstanding for the entire period. Basic and diluted weighted average number of ordinary shares outstanding is calculated as follows:

	Pro Forma Balance Sheet Entry No.	Shares
Actual number of ordinary shares outstanding		9,166,666
Pro forma shares to be issued:
Shares issued in connection with private placement financing	(4)	1,500,000
Pro forma weighted average number of ordinary shares outstanding – Basic		10,666,666
Ordinary share equivalents:		—
Shares retained by noncontrolling interest and convertible to Chardon 2008		4,366,667
Shares issued to warrantholders upon exercise of private placement warrants		233,010
Shares issuable from actual “in the money” warrants outstanding
From Public Offering warrants		6,875,000
From Founder's units		2,291,666
From Private Placement warrants		2,000,000
From UPO		275,000
Less number of shares available “on the market” pursuant to the treasury stock method		(7,401,388)
Number of “new” shares to be issued pursuant to the treasury stock method		8,639,955
Pro forma weighted average number of ordinary shares outstanding – Diluted		19,306,620

(C)	The current market prices of Chardan 2008 ordinary shares and ordinary shares purchase warrants utilized in above calculations were as follows as of November 16, 2009:

Market price per share of ordinary shares (CACA)	$7.80
Market price per ordinary shares warrant (CACAW)	$1.45
(D)	The Stern Contributors and Existing Members will receive contingent DAL Series B Preferred Units which are convertible into ordinary shares of Chardan 2008 on a one-for-one basis, based upon the achievement of certain share price targets between $10 and $20. See “Proposal to Acquire DAL; Preferred Units and Escrow,” elsewhere in this proxy statement. Upon conversion, the shares will be recorded as an adjustment to the accounting acquiree's basis in the reverse acquisition, and will be included in the calculations of earnings per share from such date.

CHARDAN 2008 ACQUISITION CORP. AND DJS PROCESSING DIVISION
AND COMBINED AFFILIATES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
Period Ending June 30, 2009
(In Thousands of U.S. Dollars, Except Share and per Share Amounts)

	Chardan 2008 China Acquisition Corp.	DJS Processing Division and Combined Affiliates	Pro Forma Adjusting and Eliminating Entries				Pro Forma Combined Companies
			Debit		Credit
ASSETS
Current assets:
Cash	$8	$2,806	10,500	(4)	6,238	(7)	$3,064
					4,012 (9)
Funds held in trust	54,298	—			54,298	(1)(9)	—
Accounts receivable	5	37,980					37,985
Prepaid expenses and other current assets	68	134					201
Total current assets	54,379	40,920					41,251
Equipment and Leasehold Improvements, net	—	4,101					4,101
Total assets	$54,379	$45,021					$45,352
LIABILITIES
Current liabilities:
Accounts payable – reimbursed client costs	$—	$7,345					$7,345
Accounts payable	—	1,283					1,283
Current portion of capital lease	—	684					684
Deferred revenue	13	264					277
Due to related party	—	26					26
Accrued expenses	25	698	6,238	(7)	8,088	(8)	2,573
Accrued compensation	—	2,275					2,275
Current portion of deferred rent	—	1,039					1,039
Deferred underwriting fees	1,430	—	1,430	(3)			—
Line of credit	—	9,500			2,448	(11)	11,948
Total current liabilities	1,468	23,114					27,450
Stern Notes	—	—			87,659	(9)	87,469
Total liabilities	1,468	23,114					115,919
Ordinary shares, subject to possible redemption	18,985	—	18,985	(5)			—

Stockholders' equity:
Preferred shares Series A, $0.0001 par value	—	0					0
Preferred shares Series B, $0.0001 par value	—	0					0
Ordinary shares, $0.0001 par value	1	1			0	(2)	2
Additional paid-in capital	34,253	13,342					(84,687)
			145,969	(9)	18,985	(5)
			6,364	(6)	1,430	(3)
			8,088	(8)	10,500	(4)
			328	(10)
			2,448	(11)
Retained earnings	(328)	8,564			328	(10)	8,564
Total Chardan 2008's equity	33,926	21,907					(76,121)
Noncontrolling interest	—	—			6,364	(6)	6,364
Total Equity	33,926	21,907					(69,758)
Total liabilities and stockholders' equity	$54,379	$45,021					$45,352

Pro Forma Adjustments and Eliminations (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(1)	To liquidate investments held in trust.
(2)	To record the assumption of a line of credit with a balance of $2,448 from the Stern Contributors which was issued in the fourth quarter of 2009.
(3)	To record payment of deferred underwriting fees of $1,430 as part of Footnote (8).
(4)	To record $10,500 gross proceeds of a simultaneous to close Private Placement equity investment in Chardan 2008 expected to issue 1,500 shares at $7.00 per share.
(5)	To eliminate ordinary shares subject to redemption and related deferred interest on the assumption that all shareholders approve of the proposed business combination.
(6)	Net assets attributable to noncontrolling interests of 29.05%.
(7)	To record payment of costs related to the acquisition.
(8)	To accrue balance of estimated costs of raising capital based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

Investment banking and financing fees	$4,900
Financial due diligence	115
Legal fees	2,617
Accounting Fees	265
Out of pocket fees	191
Total estimated costs	8,088
Less costs incurred to-date	—
Balance to accrue	$8,088

Investment banking fees include contingent underwriters fees of approximately $2,200 that are payable upon consummation of the acquisition. These costs were originally incurred in connection with Chardan 2008's initial public offering and were recorded in Additional Paid-In Capital but will be subsequently recorded as an expense.

(9)	To record payment of Initial Cash to the Stern Contributors in the acquisition, calculated as follows:

Cash Consideration Purchase Price	$145,969
Less: Stern Note	52,659
Less: Post-Closing Cash	$35,000
Initial Cash	58,310
Deferred consideration – Stern Notes	87,659
(10)	To eliminate historical retained earnings of accounting acquiree.

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data, unless otherwise noted):

(A)	Pro forma entries are recorded to the extent they are a direct result of the acquisition, are factually supportable, and are expected to have a continuing impact on the combined results.

DIRECTORS AND MANAGEMENT

Directors, Management and Key Employees Following the Acquisition

Chardan 2008

Upon consummation of the acquisition, Chardan 2008 intends the Board of Directors and executive offices of Chardan 2008 to be as follows:

Name	Age	Position
David J. Stern	49	Chairman, President and Chief Executive Officer
Kumar Gursahaney	53	Director; Chief Financial Officer
Juan V. Ruiz	40	Director
Matthew S. Kayton	41	Director
Mark P. Harmon	64	Director
Nicholas H. Adler	34	Director
Jerry Hutter	66	Director

Messrs. Stern and Gursahaney’s business experience is described under the section titled “Management” in the “Information about DAL LLC” section.

Nicholas H. Adler is currently the managing attorney for Zwicker & Associates PC in Brentwood, Tennessee, a suburb of Nashville. Mr. Adler’s recent legal experience is focused on the practice of creditor rights litigation, which complements well the principal business of the Target Business. Prior to focusing on that area of practice, Mr. Adler also practiced in SEC compliance matters and debt and equity structured financings for real estate investment trusts. His experience in matters of importance, in both substantitive and regulatory areas, for the company will make him a valuable addition to the board. Mr. Adler is a 1997 graduate of Vanderbilt University (B.A., political science) and 2001 graduate of The Washington & Lee University School of Law. He is licensed to practice law in both New York and Tennessee. Prior to his role as managing attorney for Zwicker & Associates PC, Mr. Adler was with the law firm of Mann Bracken LLP in Nashville, TN from 2005 to 2009, practicing in the area of creditor rights litigation. From 2003 to 2005 he practiced law with the Dunning Law Group in Brentwood TN, with an emphasis on corporate bankruptcy and reorganizations, and prior to that he was an associate at Sidley Austin Brown & Wood in New York, where he practiced in the areas of SEC compliance, structured financial products and offerings of both debt and equity for real estate investment trusts.

Juan V. Ruiz is currently Executive Vice President and Chief Investment Officer of Federal One Holdings LLC, a financial institution building a world-class retail depository and asset acquisition regional bank focused on deposit products and consumer/small business financing, including residential mortgage and small balance commercial real estate loans. From 2007 to December 2008, Mr. Ruiz was Senior Vice President at Lehman Brothers’ Strategy & Corporate Development group, where he was responsible for the acquisition and integration of depository and mortgage/specialty finance acquisitions. In this role, he led multi-functional teams through all relevant acquisition/integration matters, including financial analysis, accounting. legal, credit, operations, human resources, and information technology. From 2003 to December 2006, Mr. Ruiz held a senior position at Keefe Bruyette & Woods’ (KBS) Balance Sheet Management group. In this role, he worked closely with bank CFOs and Treasurers throughout the U.S. to provide balance sheet restructuring advisory services and funding optimization strategies to their banking institutions. Mr. Ruiz has also worked at ABN AMRO NV, where he helped execute the Bank’s acquisition/divestiture strategy in the Americas; Salomon Smith Barney, where he specialized in depository and mortgage/specialty finance, M&A, and Goldman Sachs & Co, where he focused on credit ratings advisory for financial intuitions and bank funding programs. Mr. Ruiz has a B.A. in Economics and International Relations from Brown University, and an MBA in Finance & Management cum laude from Indiana University’s Kelley School of Business.

Mark P. Harmon is currently an attorney employed by and the president of Harmon Law Offices, P.C., which specializes in providing legal services to mortgage servicers. Mr. Harmon also serves as the President of Northeast Abstract Company, Inc., a company that performs real estate title searches and the president of Commonwealth Auction Associates, Inc, a company that performs real estate auctions.

Matthew S. Kayton is currently employed by MSK Consulting LLC, which provides business management consulting across multiple sectors including real estate, mortgage foreclosure, health care and legal services. In 2007 Mr. Kayton was a consultant for Eurotrade Capital, LLC, an investment firm, focused on the acquisition of non-performing mortgage debt, where he was responsible for formulating business strategies, creating operating platforms, establishing key vendor relationship and raising capital. From 1997 to 2007, Mr. Kayton was a principal and director of Fixed Asset Services, Inc., $100,000,000 national property, preservation and maintenance firm that specializes in the maintenance of non-performing real estate assets for national lending institutions and loan services. From 2004 – 2007, Mr. Kayton was a principal and managing director of Consumer Select Insurance of America, LLC, a company that he founded. Consumer Select Insurance of America, LLC was a $6,000,000 general lines insurance agency created to serve the settlement services industry by proactively sourcing homebuyers hazard insurance. From 1993 to 2004, Mr. Kayton was the principal and Chief Executive Officer of First Southwestern/First Financial Title Group where he was responsible for the turnaround of underperforming entities in California, Vermont, Maryland, New Jersey, Florida and New York and guided regulators affairs. Additionally, from 1993 to 2004, Mr. Kayton was president and a principal of First Financial Surveyors, Inc., a $6,000,000 regional land surveying firm focused on residential real estate transactions. From 1991 to 1996, Mr. Kayton acted as president and was a principal of First Financial Associates, Inc., a $5,000,000 foreclosure auction firm focused on residential mortgage foreclosures in New England, that he founded.

Jerry Hutter is currently the Chief Executive Officer of CFO Strategies, Inc., a consulting company which he co-founded in 2005. Mr. Hutter currently serves as a director of Heng Xin Compliance Associates, Inc. which primarily operates in China. From 2001 to 2005 he was employed by CBIZ/Nation Smith Diamond, most recently as a senior manager. Mr. Hutter has over forty years of experience as an auditor, controller, and management consultant for firms ranging from Fortune 500 companies to smaller private sector corporations and not-for-profit organizations. Mr. Hutter has experience in all phases of the mortgage division of Home Savings of America before its acquisition by Washington Mutual and also was its corporate financial controller, having participated in the IPO of H. F. Ahmanson Company. Mr. Hutter has also held positions on the corporate staff at KB Homes, and has audited several savings and loan companies and banks with substantial portfolios in residential and commercial loans. In the past five years, Mr. Hutter has been working with numerous public companies as an advisor to the board of directors and the audit committee regarding issues of risk assessment, compliance, and financial statement disclosures. His firm has also developed analysis software for review of mortgage files for compliance violations. Mr. Hutter is a former certified public accountant with Price Waterhouse Coopers, where he was certified with both the American Institute of Certified Public Accountants (AICPA) and the California Society of Certified Public Accountants.

DAL

Upon consummation of the Acquisition Proposal, Chardan 2008 intends the Board of Managers and executive officers of DAL to be as follows:

Name	Age	Position
David J. Stern	49	Chairman, President and Chief Executive Officer of DAL, DJS LLC, PTA LLC and DSI LLC
Kumar Gursahaney	53	Chief Financial Officer of DAL, DJS LLC, PTA LLC and DSI LLC
Cheryl Samons	42	Vice President and Chief Operations Officer of DJS LLC
Philip Cobb	50	Vice President — Business Development and Marketing of DJS LLC
Miriam Mendieta	47	Vice President — Foreclosure Services of DJS LLC
Raj Gupta	38	Board of Managers Member
Mark Harmon	64	Board of Managers Member
Matthew Kayton	41	Board of Managers Member
Jerry Hutter	66	Board of Managers Member

Messrs. Stern, Gursahaney and Cobb and Ms. Sammons and Mendieta’s business experience is described under the “Management” section of the section titled “Information about DAL LLC.”

Messrs. Harmon, Kayton and Hutter’s business experiences are described under “Directors and Managements and Key Employees Following the Acquisition — Chardan 2008.”

Raj K. Gupta is a Partner of FlatWorld Capital LLC and is responsible for its Indian and international transactions. Mr. Gupta has extensive experience as an advisor, principal investor, and entrepreneur in private equity funded global transactions totaling over $25 billion. Mr. Gupta utilizes his IT and BPO offshoring experience and India based team to assist private and public equity portfolio companies utilize low cost global resources to become highly efficient. Mr. Gupta was the founder and CEO of YadaYada Inc., the third largest independent wireless ISP in 2001, an organization with venture backing of more than $25 million. Prior to YadaYada, Mr. Gupta was a member of the Merchant Banking and High Yield Group at CIBC World Markets and Acquisition Finance at Chase Securities. Mr. Gupta graduated from Trinity College as the President's Scholar with a BA in Computer Engineering and Economics.

Upon consummation of the Acquisition Proposal, none of the executive offices, directors, or board of manager members of Chardan 2008, DAL or its subsidiaries will be related.

Director Independence

Chardan 2008’s Board of Directors has not determined if any of its proposed directors are independent, although Chardan 2008’s management believes that Messrs. Ruiz, Hutter, Adler, Harmon and Kayton would qualify as independent directors under the rule of the Nasdaq Stock Market. Chardan 2008’s Board of Directors will make a determination about independence after the acquisition is consummated.

Pursuant to Rule 4350 of the Nasdaq Marketplace Rules, because Chardan 2008 is a foreign based entity, it need only comply with British Virgin Islands law, to the extent not contrary to federal securities law, with respect to the compensation of our board of directors. British Virgin Islands law does not require independent directors or an independent audit committee, however, pursuant to Section 10A(m) of the Securities Exchange Act of 1934, as amended, and Section 3 of the Sarbanes-Oxley Act of 2002, Chardan 2008 is required to have an independent audit committee.

Following the closing of the Acquisition Proposal, it is anticipated that Chardan 2008’s Board of Directors will appoint new members to its Audit Committee, consisting of individuals who satisfy the foregoing requirements of the Securities Exchange Act of 1934 and Sarbanes-Oxley Act of 2002. Chardan 2008’s Board of Directors will also determine following the Closing whether any of the members of its Audit Committee qualifies as an “audit committee financial expert,” as such term is defined by SEC rules.

Chardan 2008’s Board of Directors will also appoint new members to its Governance and Nominating Committee and will create a compensation committee.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, no officer and employee of Chardan 2008 and no former officer of Chardan 2008 during the last completed fiscal year, participated in deliberations of Chardan 2008’s Board of Directors concerning executive officer compensation.

Board Compensation

Chardan 2008’s Board of Directors has not determined the amount of compensation to be paid to members of the Board who are not employees or affiliates of Chardan 2008 or an entity with which Chardan 2008, DAL or its subsidiaries has a consulting agreement. It is anticipated that standard board compensation will consist of a cash retainer for board and committee service, paid quarterly, a per meeting cash fee, annual equity incentive award and reimbursement of out-of-pocket expenses incurred in serving on the Board.

Independent Auditor

Principal Accountant Fees and Services

During the fiscal year ended December 31, 2008, Chardan 2008’s principal independent registered public accounting firm was Jewett, Schwartz, Wolfe & Associates LLP (“JSW LLP”). The firm of JSW LLP has acted as Chardan 2008’s principal independent registered public accounting firm since Chardan 2008’s inception.

The services of Chardan 2008’s principal accountant were provided in the following categories and amount:

•	Audit Fees and Audit Related Fees

The aggregate fees billed for the last fiscal year for professional services rendered by Chardan 2008’s auditor are as follows:

For the Year Ended December 31, 2008
Audit Fees	$15,000
Audit-related fees	$17,500

Audit fees represent fees for professional services related to the audit of Chardan 2008’s financial statements for the year ended December 31, 2008 including the review of certain reports on Form 20-F.

Audit-related fees represent fees for professional services related to the filing of Chardan 2008’s registration statement with the SEC.

•	All Other Fees

There were no fees billed by JSW LLP for other professional services rendered during the fiscal year ended December 31, 2008.

•	Pre-Approval of Services

Chardan 2008’s board of directors pre-approves all audit, audit-related and non-audit services not prohibited by law to be performed by Chardan 2008’s independent auditors and associated fees prior to the engagement of the independent auditor with respect to such services.

Code of Ethics

Chardan 2008 does not have a formal code of ethics. Upon consummation of a business combination, Chardan 2008 intends to adopt a code of ethics that applies to Chardan 2008’s principal executive officers, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Executive Compensation

Employment Agreements

DAL does not currently have employment agreements with any of its officers and directors.

Post-Acquisition Employment Agreements

See discussion of David J. Stern’s Employment Agreement after the consummation of the transactions contemplated by the Acquisition Proposal, in the section titled “Stern Employment Agreement.”

Chardan 2008 Executive Officers and Shareholders.

Other than consulting fee paid to Chardan Capital, LLC and the Private Placement fee paid to Chardan Capital Markets, LLC and a monthly fee of 7,500 payable to Chardan Capital, LLC for office space and administrative services, no compensation of any kind, including finders and consulting fees, has been or will be paid by Chardan 2008 to any Chardan 2008 shareholder who acquired ordinary shares prior to its initial public offering, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, those Chardan 2008 shareholders have been and will continue to be reimbursed for any out-of-pocket expenses incurred in connection with activities on Chardan 2008’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses, and there will be no review of the reasonableness of the expenses by anyone other than Chardan 2008’s directors, or a court of competent jurisdiction if such reimbursement is challenged.

Since Chardan 2008 does not currently have an operating business, its officers do not receive any compensation for their service to Chardan 2008; and, since it has no other employees, Chardan 2008 does not have any compensation policies, procedures, objectives or programs in place. Chardan 2008 will adopt appropriate compensation policies, procedures, objectives or programs after a business combination with a target business is consummated and Chardan 2008’s management team has had the opportunity to understand fully the operations of the business. However, it is anticipated that, after closing, the compensation for senior executives of Chardan 2008 will be comprised of four elements: a base salary, an annual performance bonus, equity incentives and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated that the Compensation Committee will take into account: (a) competitive compensation among comparable companies and for similar positions in the market, (b) relevant ways to incentivize and reward senior management for improving shareholder value while building Chardan 2008 into a successful company, (c) individual performance, (d) how best to retain key executives, (e) the overall performance of the company and its various key component entities, (f) the company’s ability to pay and (g) any other factors deemed to be relevant at the time.

Chardan 2008 and DAL senior management have discussed Chardan 2008’s above mentioned planned process for executive compensation after the acquisition is complete and the four compensation components. Specific compensation plans for DAL’s key executives will be negotiated and established by the Compensation Committee after closing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the payments to be received by Chardan Capital, LLC, Chardan Capital Markets, LLC, the Stern Contributors and the Existing Members at the closing of the Acquisition Proposal, and the DAL Common Units, Series A Preferred Units and Series B Preferred Units received by the Stern Contributors and Existing Members at the closing, following the closing such parties and their affiliates and certain affiliates of the officers of Chardan 2008 and DAL will be parties to the following transactions with Chardan 2008, DAL and their affiliates.

Agreements With DJS Processing, LLC

DJS Processing, LLC intends to contract with JMT Management Corp. for foreclosure sales services, and with Target Surveying, Inc. for surveys required in connection with closing services. Robert Samons, the husband of Cheryl Samons, a Vice President of DJS Processing, is a one-third owner of JMT Management Corp. and enjoys a profit sharing arrangement with Target Surveying, Inc. whereby one-third of Target Surveying, Inc.’s profits flow to him. During the calendar year ended December 31, 2008 and the six-months ended June 30, 2009, the Stern Contributors paid an aggregate of $466,544.00 and $989,870.00, respectively, to these companies for such services.

401(k) Plan and Benefit Plans

For administrative convenience after the closing, each of DJS, LLC, PTA, LLC and DSI, LLC will participate in the 401(k) plan currently sponsored by DJS. Per the Law Offices of David J. Stern, P.A., 401(k) Plan Cost Sharing Agreement, the administrative costs for such 401(k) plan will be shared by DJS, DJS LLC, PTA LLC and DSI LLC in proportion to the number of employees for the applicable employer. The fees for administration of the 401(k) plan will be billed to DJS and DJS will seek reimbursement from each of DJS LLC, PTA LLC and DSI LLC.

After the closing, each of DJS LLC, PTA LLC and DSI LLC will have employee welfare and fringe benefit plans that are separate from DJS’ existing plans.

Following the closing of the Acquisition Proposal, Miriam Mendieta and certain other employees of DJS will perform direct services for the Target Business. These DJS employees will enter into consulting agreements with DJS LLC or PTA LLC pursuant to which DJS LLC and PTA LLC will agree to reimburse DJS for an agreed upon percentage of their annual compensation, based upon the percentage of their working time spent in performing direct services for the Target Business. If the Acquisition Proposal had closed as of January 1, 2008, management estimates that the amount of such reimbursement would have been $745,069 in 2008 and $372,535 for the first six months of 2009.

Services Agreement

Upon the closing DJS will be obligated to enter into a twenty-five (25) year services agreement (the “Services Agreement”) with DJS LLC, pursuant to which, among other things, DJS generally will be obligated to utilize DJS LLC as the provider for substantially all non-legal services required by DJS, to the extent that DJS LLC provides those services or comes to provide the services in exchange for fees already agreed upon by the parties to the Services Agreement. Under the terms of the Services Agreement, DJS LLC will be obligated to make payments to DJS for the first four years of the term of the Services Agreement, in the event that DJS does not earn at least $2 million of EBITDA during each year, subject to certain adjustments and conditions in exchange for supervisory services performed by DJS personnel for DJS LLC. The amount of the payments made by DJS LLC to DJS under the Services Agreement, if any, are not yet known and are expected to vary.

The Stern Note and Post-Closing Cash

Contemporaneously with the closing of the transactions contemplated by the Acquisition Proposal, DAL will issue to DJS Processing, LLC a promissory note in a principal amount that will range from a low of $52,659,000 to a maximum of $54,000,000. The Stern Contributors will also have the right to receive $35,000,000 in Post-Closing Cash, plus a late fee. Additional terms regarding the Stern Note and Post-Closing Cash can be found in the section titled “Payment of the Closing Consideration to the Stern Contributors and issuance of the Stern Note in Exchange for their Contribution of the Non-Legal Assets of DJS, DSI and PTA.”

FlatWorld and Chardan Capital Markets, LLC Consulting Agreement and Other Fees

DAL and FlatWorld will enter into an agreement to provide ongoing consulting services to DAL for three years following the first anniversary after the closing of the acquisition (the “Management Services Term”). FlatWorld will be paid a monthly amount of $111,111.11 during the Management Services Term. In addition, DAL will pay FlatWorld a 2% acquisition fee based on the total enterprise value of any acquisition made by DAL post-closing for which FlatWorld has acted as a financial intermediary.

Chardan Capital, LLC, an affiliate of Chardan 2008’s chairman, Zhang Li, will be entitled to receive the $2 million Chardan Capital Fee if the acquisition closes, to be paid as set forth in the section entitled “Obligations of DAL to Chardan Capital, LLC under the Acquisition Agreement”. Beginning in January 2011, Chardan Capital, LLC will also receive $40,000 per month under a management consulting agreement with DAL. Mr. Zhang would derive a direct benefit from the payment of those fees.

Chardan Capital Markets Note

Chardan Capital Markets, LLC, an affiliate of Chardan 2008’s CEO, Kerry S. Propper will act as placement agent for the Private Placement that will close in conjunction with the acquisition. Chardan Capital Markets, LLC is expected to receive a placement fee of $500,000 in connection with the financing, of which $250,000 will be deferred and paid pursuant to a promissory note made by DAL in favor of Chardan Capital Markets, LLC (the “Chardan Capital Markets Note”). The terms of the Chardan Capital Markets Note provide for a 5% interest rate is due in full on the earlier of the one year anniversary of the payment in full of the Stern Note or twenty-four (24) months after the closing of the transactions contemplated by the Acquisition Proposal. Chardan Capital Markets, LLC will be entitled to receive amortizing payments equal to the remaining unpaid principal balance divided by 12 beginning on the first day of each month following the date that the Stern Note is paid in full.

FlatWorld Warrant Proceeds and FlatWorld Additional Warrant Proceeds

In connection with the transactions contemplated by the Acquisition Proposal, DAL has agreed to pay to FlatWorld the FlatWorld Warrant Proceeds, in the amount of $2,000,000, and the FlatWorld Additional Warrant Proceeds, in the amount of $1,000,000. See the section titled “Payment of Proceeds to FlatWorld” for additional detail regarding the terms of payment of the FlatWorld Warrant Proceeds and the FlatWorld Additional Warrant Proceeds.

Closing Payments and Expenses

The Stern Contributors and Existing Members will receive certain payments and reimbursements of transaction expenses as described in the section titled “Payment of the Closing Consideration to the Stern Contributors and issuance of the Stern Note in exchange for their contribution of the Non-Legal Assets of DJS, DSI and PTA.”

Transaction Agreements

The Stern Contributors, Existing Members and certain affiliates of Chardan Capital LLC and/or Chardan Capital Markets will be parties to the Acquisition Agreement, Contribution and Membership Interest Purchase Agreement, LLC Agreement, LLC Contribution Agreements, Share Escrow Agreement, Tax Indemnification Agreements, Voting Agreement, Facilities Sharing Agreement, Warrant Sale Agreement and Rights Agreement, providing such parties with various rights as described in the section entitled “Proposal to Acquire DAL”.

BENEFICIAL OWNERSHIP OF SECURITIES

Chardan 2008

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date hereof and following the consummation of the acquisition, based on 9,166,666 ordinary shares outstanding, by:

•	each person known by us to be the beneficial owner of 5% or more of our outstanding ordinary shares;
•	each of our officers and directors; and
•	all our officers and directors as a group.

Name and Address of Beneficial Owners(1)	Number of Ordinary Shares(2)	Current Percent of Class	Number of Shares Underlying Warrants(3)	Percent of Class Post- Transaction(3)
Kerry Propper	302,907	3.30%	377,368	7.13%
Xiaosong Zhong	25,000	*	30,000	*
Li Zhang	130,713	1.43%	400,000	5.63%
Li Gong	25,000	*	30,000	*
Dr. Jianjun Shi	25,000	*	30,000	*
Royale Holdings(4)	661,693	7.22%	—	7.22%
Platinum Partners Value Arbitrage Fund LP(5)	590,000	6.43%	—	6.44%
All Directors and Officers as a group (five persons)	508,620	5.55%	867,368	13.78%

*	Less than 1%.
(1)	Unless otherwise indicated, the business address of the shareholder is c/o Chardan 2008 China Acquisition Corp., No. 2206, A Zone, Chaowai, SOHO, No. 6B Chaowai Street, Chaoyang District, Beijing, China.
(2)	Unless otherwise indicated, all ownership is direct beneficial ownership. Does not include any ordinary shares issuable upon the exercise of insider warrants or private placement warrants.
(3)	The warrants become exercisable upon the closing of the acquisition. Accordingly, the beneficial ownership post-transaction percentages is comprised of the number of the ordinary shares owned prior to the acquistion combined with the ordinary shares underlying the warrants.
(4)	Michael Walas has voting and investment control over the ordinary shares owned by Royale Holdings. Royale Holdings address is c/o Chardan Capital, LLC, 402 W. Broadway, Suite 2600, San Diego, CA.
(5)	The information relating to Platinum Partners Value Arbitrage Fund LP is derived from a Schedule 13G/A dated December 31, 2008, filed by such entity with the Securities and Exchange Commission. The business address of Platinum Partners Value Arbitrage Fund LP is 152 West 57th Street, 4th floor, New York, New York 10019.

On March 12, 2008, Chardan 2008 issued 2,291,666 insider units, each insider unit consisting of one ordinary share and one warrant, to our officers, directors and existing shareholders for an aggregate amount of $25,000 in cash, at a purchase price of approximately $0.01091 per insider unit.

Such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to sophisticated, wealthy individuals. No underwriting discounts or commissions were paid with respect to such sales.

Certain of our officers and directors, and their affiliates, purchased in a private placement transaction an aggregate of 2,000,000 warrants from us at a price of $0.50 per warrant (the “Private Placement Warrants”). Originally, these Private Placement Warrants had terms and provisions that are identical to the warrants being sold in our initial public offering, respectively, except that: (i) the Private Placement Warrants will not have a claim to the funds held in the trust account, (ii) the Private Placement Warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed on or before the date of this prospectus, (iii) the Private Placement Warrants will be non-redeemable so long as they are held by the initial holders or their permitted assigns and (iv) the Private Placement Warrants are exercisable on a “cashless” basis at any time, if held by the initial holders or their permitted assigns. The transfer restriction does not apply to transfers made pursuant to registration or an exemption that are occasioned by operation of law or for estate planning purposes, while remaining in escrow. The entire purchase price of the Private Placement Warrants was added to the proceeds from our initial public offering to be held in the trust account pending our completion of one or more business combinations. If we do not complete one or more business combinations that meet the criteria described herein, then the entire purchase price of the Private Placement Warrants will become part of the liquidation amount distributed to our public shareholders from our trust account and the Private Placement Warrants will become worthless.

In order to increase the amount of cash available to DAL to pay the Stern Note and the Post-Closing Cash, certain holders of the Private Placement Warrants have agreed to exercise their Private Placement Warrants for cash or to sell them to third parties who agree to do so. The obligation to sell or exercise the Private Placement Warrants arises on the later of the 6-month anniversary of the closing of the acquisition or once there is a registration statement in effect for the resale of the Private Placement Warrants. In addition, the closing price of Chardan 2008 ordinary shares must be $9.00 or greater. The aggregate number of the Private Placement Warrants to be sold or exercised each day is equal to the greater of 10% of the average daily trading volume of Chardan 2008 ordinary shares or 50,000. In exchange for their agreement to exercise the Private Placement Warrants for cash or to sell them to third parties that will do so, Chardan 2008 will issue to the holders of those warrants up to an additional 233,010 ordinary shares, which it will also agree to register (the “Warrant Shares”).

The holders of a majority of all of: (i) the ordinary shares and insider warrants owned or held by the existing shareholders; and (ii) the Private Placement Warrants and the ordinary shares issuable upon exercise of the private placement warrants; and (iii) the Warrant Shares will be entitled to make up to two demands that we register these securities pursuant to the Rights Agreement. Such holders may elect to exercise these registration rights at any time commencing on or after the date on which these securities are released from escrow. In addition, these shareholders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the date on which these securities are released from escrow. We will bear the expenses incurred in connection with the filing of any such registration statements.

In order to protect the amounts held in the trust account, our officers and directors have agreed to indemnify us for claims of creditors, vendors, service providers and target businesses that have not executed a valid and enforceable waiver of their right to seek payment of amounts due to them out of the trust account. As a result, we cannot assure that the per-ordinary share distribution from the trust account, if Chardan 2008 liquidates, will not be less than $7.89, plus interest then held in the trust account.

Kerry Propper, our chief executive officer and a director, and Chardan Capital, LLC, an affiliate of Li Zhang, chairman of Chardan 2008’s Board of Directors, advanced an aggregate of $32,434 to Chardan 2008 as of the effective date of the registration statement in connection with Chardan 2008’s initial public offering to cover expenses related to the offering, such as SEC registration fees, Nasdaq Capital Market listing fees, FINRA registration fees and legal and accounting fees and expenses. All such loans have been repaid without interest from proceeds of the offering not placed in the trust account.

Chardan 2008 has agreed to pay a monthly fee of $7,500 to Chardan Capital, LLC, an affiliate of Li Zhang, chairman of Chardan 2008’s Board of Directors, for general and administrative services, including but not limited to office space, receptionist, secretarial and general office services. This agreement commenced on the date of the prospectus continues until the earliest to occur of: (i) the consummation of a business combination, (ii) February 11, 2011 or (iii) the date on which we cease our corporate existence in accordance with our amended and restated memorandum and articles of association.

Subject to board approval, Chardan 2008 has reimbursed its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on Chardan 2008’s behalf, such as identifying and investigating possible target acquisitions and business combinations. There is no limit on the amount of out-of-pocket expenses reimbursable by Chardan 2008, which have been reviewed only by Chardan 2008’s Board. Accountable out-of-pocket expenses incurred by Chardan 2008’s officers and directors will not be repaid out of proceeds held in the trust account until these proceeds are released to us upon the completion of a business combination, provided there are sufficient funds available for reimbursement after such consummation.

In order to fund Chardan 2008’s working capital (including expenses in seeking business combinations and, potentially, the costs of our liquidation and dissolution), Chardan 2008 initially had $100,000 outside of the trust account for our use and we have been permitted to draw, as earned, up to $2,900,000 of the cumulative interest earned on the funds held in the trust account, after taxes, at our discretion at anytime following the consummation of Chardan 2008’s initial public offering. Other than these amounts and as provided for in our administrative services agreement and for the reimbursable out-of-pocket expenses payable to our existing shareholders, officers and directors, no compensation or fees of any kind, including finders, consulting fees or other similar compensation, have been paid to Chardan 2008’s existing shareholders, officers or directors who owned ordinary shares prior to our initial public offering, or to any of their respective affiliates prior to or with respect to a business combination.

Chardan 2008 existing shareholders, officers and directors have not and will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount held outside of the trust account unless the business combination is consummated and there are sufficient funds available for reimbursement after such consummation. The financial interest of such persons could influence their motivation in selecting a target business and thus, there may be a conflict of interest when determining whether a particular business combination is in the shareholders’ best interest.

After the consummation of the transactions contemplated by the Acquisition Proposal, it is not expected that any of our officers will remain officers in the resulting business. Further, after the consummation of the acquisition, to the extent any of our directors remain as directors of the resulting business, we anticipate that they will receive compensation comparable to directors at other similarly situated companies.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors or their respective affiliates, have been on terms believed by us to be no less favorable than are available from unaffiliated third parties. Such transactions or loans, including any forgiveness of loans, will require prior approval by a majority of our disinterested “independent” directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We have not entered into any such transaction unless our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.

SHARES ELIGIBLE FOR FUTURE SALE

Chardan 2008 currently has 9,166,666 ordinary shares outstanding. Of these shares, the 6,875,000 ordinary shares sold in its initial public offering are freely tradable without restriction or further registration under the Securities Act of 1933, as amended except for any ordinary shares purchased by one of Chardan 2008s affiliates within the meaning of Rule 144 under the Securities Act of 1933, as amended. After the acquisition, if the maximum number allowable of the Chardan 2008 shareholders exercise their right to redeem their shares, there will be 6,993,427 shares of the Chardan 2008 ordinary shares outstanding, of which 2,291,666 shares are held by current officers and directors and their affiliates). Chardan 2008 may file a registration statement relating to resales of these shares by the initial shareholders or the shares issued under share exchange agreement after completion of the acquisition. Additionally, any of these shares held by affiliates, as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% shareholders, will also be restricted from public sale as restricted stock.

There are 6,875,000 outstanding warrants that were issued in the Chardan 2008 initial public offering, each for the purchase of one share. The shares issuable upon exercise of the warrants will also be freely tradable, provided that there is a registration statement in effect at the time of their exercise. Such a registration statement is currently in effect for the issuance of these shares. Chardan 2008 intends to use its best efforts to cause such a registration statement to be in effect at that time that the warrants become exercisable. Prior to the consummation of the initial public offering, Chardan 2008 issued 2,291,666 insider units, each consisting of one ordinary share and one warrant to certain of its officers, directors and existing shareholders. Additionally, prior to the consummation of the initial public offering, certain of our officers, directors and existing shareholders purchased 2,000,000 warrants, which warrants and the underlying ordinary shares are also restricted securities under Rule 144.

In connection with its initial public offering, Chardan 2008 issued a unit purchase option to the representative of the underwriters which is exercisable for 137,500 units. The securities underlying the underwriters unit purchase option and underlying securities have registration rights and may be sold according to Rule 144.

Furthermore, all of the 2,291,666 insider shares have been placed in escrow. These shares will not be released from escrow until the earlier of one year after the consummation of a business combination or February 11, 2011.

If the transactions contemplated by the Acquisition Proposal are consummated, the Stern Contributors and the Existing Members will hold, in the aggregate, 2,700,000 DAL Common Units, the Stern Contributors will hold 1,666,667 DAL Series A Preferred Units and the Stern Contributors and the Existing Members will hold, in the aggregate 3,900,000 DAL Series B Preferred Units of various classes. Assuming conversion of all of the DAL Common Units and DAL Series A Preferred Units and assuming that the price target for each class of DAL Series B Preferred Units is achieved, an aggregate of 8,266,667 Chardan 2008 shares, comprised of 6,600,000 Chardan 2008 ordinary shares and 1,666,667 Chardan 2008 Series A Preferred Shares, may be issued in the future.

Rule 144.  Rule 144 is unavailable for the resale of restricted securities initially issued by a blank-check or shell company, both before and after an initial business combination, despite technical compliance with the requirements of Rule 144. Accordingly, such restricted securities can be resold only through a registered offering or pursuant to another exemption from registration. Notwithstanding the foregoing, a person who beneficially owns restricted securities of a company which:

(i)	has ceased to qualify as a blank-check or shell company;
(ii)	is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
(iii)	has filed all reports and other materials required to be filed by Section 13 or 15(d), as applicable, during the preceding 12 months (or such shorter period that the company was required to file such reports and materials); and
(iv)	has filed certain information with the SEC (Form 10 information) reflecting that it is no longer a blank-check or shell company may, after one year has elapsed from the filing of the Form 10 information, within any three-month period resell a number of such restricted securities that does not, with respect to the ordinary shares, exceed the greater of either of the following:

(i)	1% of the total number of ordinary shares then outstanding; or
(ii)	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited based on the availability of current public information about Chardan 2008, and, in the case of sales by affiliates, by manner of sale provisions and notice requirements.

CHARDAN 2008 SECURITIES

General

Chardan 2008 is authorized to issue 60,000,000 ordinary shares, par value $.0001, and 5,000,000 preferred shares, par value $.0001. As of the date of this proxy statement, 9,166,666 ordinary shares are outstanding, held by 18 holders of record. No preferred shares are currently outstanding.

Ordinary Shares

Chardan 2008 shareholders of record are entitled to one vote for each ordinary share held on all matters to be voted on by shareholders. In connection with the vote required for any business combination, all of Chardan 2008’s founding shareholders, including all of Chardan 2008’s officers and directors, have agreed to vote their respective ordinary shares owned by them immediately prior to this offering in accordance with the majority of the ordinary shares voted by Chardan 2008’s public shareholders. This voting arrangement shall not apply to shares included in units purchased in Chardan 2008’s initial public offering or purchased following its initial public offering in the aftermarket by any of Chardan 2008’s founding shareholders, officers and directors. Additionally, Chardan 2008’s founding shareholders, officers and directors will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of its shareholders.

Under Chardan 2008’s Amended and Restated Memorandum and Articles of Association, approval of the acquisition requires the affirmative vote of the holders of a majority of the outstanding ordinary shares. Chardan 2008 will not be authorized to complete the acquisition, if holders of 2,406,250 or more of the Public Shares are both voted against the Acquisition Proposal and they demand that Chardan 2008 redeem their shares in exchange for a pro rata portion of the trust account.

Chardan 2008’s Board of Directors is divided into 4 classes, each of which will serve an initial term varying from one to four years and subsequent terms of four years each. One class of directors will be elected in each year. There is no cumulative voting with respect to the Election of Directors, with the result that the holders of more than 50% of the shares eligible to vote for the Election of Directors can elect all of the directors.

Under its Amended and Restated Memorandum and Articles of Association as currently in effect, if Chardan 2008 does not acquire at least majority control of a target business by at latest February 11, 2011, Chardan 2008 will dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets.

Chardan 2008’s shareholders have no conversion, preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to have their ordinary shares redeemed for cash equal to their pro rata share of the trust account if they vote against a business combination and the business combination is approved and completed. Public shareholders who redeem their ordinary shares for their share of the trust account still have the right to exercise the warrants that they received as part of the units if they continue to hold them.

Preferred Shares

Chardan 2008’s Amended and Restated Memorandum and Articles of Association authorizes the issuance of 5,000,000 preferred shares with such designation, rights and preferences as may be determined from time to time by its Board of Directors. Accordingly, Chardan 2008’s Board of Directors is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, conversion, redemption voting or other rights which could adversely affect the voting power or other rights of the holders of ordinary shares. However, the underwriting agreement with the representatives of the underwriters for the initial public offering prohibits Chardan 2008, prior to a business combination, from issuing preferred shares which participate in any manner in the proceeds of the trust account, or which votes as a class with the ordinary shares on a business combination. Chardan 2008 may issue some or all of the preferred shares to effect a business combination, and it is proposing to issue 1,666,667 Series A Preferred Shares in exchange for the like number of Series A Preferred Units to be held by the Stern Contributors in DAL. Those Series A Preferred Shares, when issued, will entitle the holder to a $15.00 per share, non-participating liquidation preference, the right to convert into ordinary shares of Chardan 2008 on a one-for-one basis, a right to participate on an as converted basis in all non-liquidating distributions and the right to vote on an as converted basis with the Chardan 2008 ordinary shares.

Warrants

Chardan 2008 has 11,166,666 warrants currently outstanding, entitling the registered holder to purchase one ordinary share at $5.00 per share. Chardan 2008 also has one underwriters’ purchase option outstanding, entitling the holder to purchase 137,500 units of Chardan 2008 securities, each unitconsisting of one ordinary share and one warrant to purchase one ordinary share at $5.00 per share. The exercise price of these options is $8.80 per unit. The warrants included in each unit are each subject to adjustment as discussed below, and are exercisable at any time commencing on the completion of the acquisition. The warrants will expire at 5:00 p.m., New York City time on August 11, 2012.

Chardan 2008 may call the warrants for redemption (other than the 2,291,000 insider warrants, the 2,000,000 private placement warrants and any warrants issued upon exercise of the unit purchase option issued to the underwriters in the Chardan 2008 initial public offering) in accordance with the following terms:

•	in whole and not in part,
•	at a price of $0.01 per warrant at any time while the warrants are exercisable (which will only occur if a registration statement relating to the ordinary shares issuable upon exercise of the warrants is effective and current),
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder, and
•	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $10.00 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders.

The redemption criterion for Chardan 2008’s warrants has been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient degree of liquidity to cushion the market reaction to Chardan 2008’s redemption call. Chardan 2008 has agreed, in order to fund the repayment of the Stern Note and the payment of the Post-Closing Cash, to call the warrants at the earliest time it is possible to do so.

The Public Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Chardan 2008.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend, or Chardan 2008’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their respective exercise prices.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Chardan 2008, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares or any voting rights until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise a prospectus relating to ordinary shares issuable upon exercise of the warrants is current and the ordinary shares have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, Chardan 2008 has agreed to meet these conditions and use its best efforts to maintain a current prospectus relating to ordinary shares issuable upon exercise of the warrants until the expiration of the warrants. However, Chardan 2008 cannot assure warrant holders that Chardan 2008 will be able to do so, and if it does not maintain a current prospectus related to the ordinary shares issuable upon exercise of the warrants, holders will be unable to exercise their warrants and Chardan 2008 will not be required to net cash settle or cash settle any such warrant exercise. If the prospectus relating to the ordinary shares issuable upon the exercise of the warrants is not current or if the ordinary shares are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. If the warrants expire worthless, this would mean that a person who paid $8.00 for a unit in Chardan 2008’s initial public and who did not sell the warrants included in the unit would have effectively paid $8.00 for one ordinary share. Because the warrants will not be exercisable without an effective registration statement covering the shares underlying the warrants, Chardan 2008 will not call the warrants for redemption unless there is an effective registration statement in place. The shares underlying these 6,875,000 warrants have been registered pursuant to the Chardan 2008 F-1 registration statement.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Chardan 2008 will, upon exercise, round up to the nearest whole number the number of ordinary shares to be issued to the warrant holder.

Purchase Option

Chardan 2008 sold to the underwriters of its initial public offering an option to purchase up to a total of 137,500 units at $8.80 per unit. The units issuable upon exercise of this option are identical to those offered in Chardan 2008’s initial public offering.

Unissued Shares

Ordinary Shares.  After the acquisition, Chardan 2008 will have approximately 10,666,666 ordinary shares outstanding, assuming that no shareholders elect to exercise their redemption rights. An additional 21,511,343 ordinary shares will be reserved for issuance upon the exercise of outstanding Chardan 2008 warrants, the exchange of DAL Common Units for Chardan 2008 ordinary shares, the conversion of DAL Series A Preferred Units or Chardan 2008 Series A Preferred Shares into ordinary shares and for the issuance of 1,570,000 ordinary shares in the event that the Equity Incentive Plan Proposal is approved. The remaining authorized and unissued ordinary shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances Chardan 2008 could use them to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control, by, for example, issuing shares in private placements to purchasers who might side with the Board of Directors in opposing a hostile takeover bid.

Preferred Shares.  Chardan 2008’s Amended and Restated Memorandum and Articles of Association (the “M&A”) grants the Board of Directors the authority, without any further vote or action by shareholders, to issue preferred shares in one or more series, fix the number of shares constituting the series and establish the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, redemption rights and liquidation preferences of the shares of the series. Under the Amendment Proposal, Chardan 2008 is seeking shareholder approval of amendments to its Articles of Association that would authorize it to issue 1,666,667 Series A Preferred Shares. These Series A Preferred Shares would be used only to exchange them for the DAL Series A Preferred Units held by the Stern Contributors.

In addition, Chardan 2008 will have 3,500,000 authorized but undesignated and unissued preferred shares. The existence of authorized but undesignated and unissued preferred shares could reduce the company’s attractiveness as a target for an unsolicited takeover bid, since the company could, for example, issue preferred stock to parties who might oppose such a takeover bid, or issue shares with terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change in control, discourage bids for the ordinary shares at a premium over the market price and adversely affect the market price and voting and other rights of holders of ordinary shares.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the shares of Chardan 2008 ordinary shares, warrants and units is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, NY 10004, (212) 509-4000.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the Securities and Exchange Commission, Chardan 2008 and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Chardan 2008’s annual report to shareholders and proxy statement. Upon written or oral request, Chardan 2008 will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address who wishes to receive separate copies of such documents in the future. Shareholders receiving multiple copies of such documents may likewise request that Chardan 2008 deliver single copies of such documents in the future. Shareholders may notify Chardan 2008 of their requests by calling or writing Chardan 2008 at Chardan 2008’s principal executive offices at No. 2206, A Zone, Chaowai, SOHO No. 6B Chaowai Street, Chaoyang District, Beijing 100021, Peoples Republic Of China.

WHERE YOU CAN FIND MORE INFORMATION

Chardan 2008 files reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended. You may read and copy reports, proxy statements and other information filed by Chardan 2008 with the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. Chardan 2008 files its reports, proxy statements and other information electronically with the SEC. You may access information on Chardan 2008 at the SEC web site containing reports, proxy statements and other information at http://www.sec.gov.

This Proxy describes the material elements of relevant contracts, exhibits and other information described in this proxy statement. Information and statements contained in this proxy statement are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

All information contained or organized by reference in this proxy statement relating to Chardan 2008 has been supplied by Chardan 2008, and all such information relating to DAL or the Target Business has been supplied by the Target Business. Information provided by either of Chardan 2008 or the Target Business does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement, or if you have questions about the acquisition, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565

INDEX TO FINANCIAL STATEMENTS

Page
The Target Business
Audited Financial Statements for the Years Ended December 31, 2008, December 31, 2007 and December 31, 2006
Report of Independent Registered Public Accounting Firm	F-2
Combined Carve Out Balance Sheets	F-3
Combined Carve Out Statements of Income	F-4
Combined Carve Out Statements of Changes in Stockholder’s and Member’s Equity	F-5
Combined Carve Out Statements of Cash Flow	F-6
Notes to the Consolidated Financial Statements	F-12
Unaudited Interim Financial Statements for the Six Months Ended June 30, 2009 and June 30, 2008
Combined Carve Out Balance Sheets	F-13
Combined Carve Out Statements of Income	F-14
Combined Carve Out Statements of Cash Flows	F-15
Notes to Consolidated Financial Statements	F-16
Chardan 2008 Acquisition Corp.
Audited Financial Statement for the Year Ended December 31, 2008
Report of Independent Registered Public Accounting Firm	F-21
Balance Sheet	F-22
Statement of Operations	F-23
Statement of Changes in Stockholders’ Equity	F-24
Statement of Cash Flows	F-25
Notes to the Consolidated Financial Statement	F-31
Unaudited Interim Financial Statements for the Six Months Ending June 30, 2009 and for the Period of February 19, 2008 (Date of Inception) through June 30, 2008
Balance Sheets	F-32
Statements of Operations	F-33
Statements of Cash Flows	F-34
Notes to the Financial Statements (Unaudited)	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

To the Member
DJS Processing Division and its Combined Affiliates
Plantation, Florida

We have audited the accompanying combined carve-out balance sheets of DJS Processing Division and its Combined Affiliates (the “Company”) as of December 31, 2008, 2007, and 2006, and the related combined carve-out statements of income, changes in stockholder’s and member’s equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of DJS Processing Division and its Combined Affiliates as of December 31, 2008, 2007, and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The combined carve-out financial statements include the accounts of a division of an entity and the amounts included therein are based on significant estimates and judgments made by management. See Note 1 for further discussion.

/s/ McGladrey & Pullen, LLP

Orlando, Florida
September 11, 2009

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT BALANCE SHEETS
December 31, 2008, 2007 and 2006

	2008	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$1,427,588	$978,766	$69,889
Accounts receivable
Client reimbursed costs	26,147,837	15,585,345	4,189,833
Fee income, net	11,807,293	9,981,788	3,006,583
Unbilled receivables	11,210,565	8,227,464	—
Total accounts receivable	49,165,695	33,794,597	7,196,416
Prepaid expenses	46,939	302,185	40,758
Total current assets	50,640,222	35,075,548	7,307,063
Equipment and Leasehold Improvements, net (Note 3)	3,154,623	2,724,594	1,419,047
	$53,794,845	$37,800,142	$8,726,110
LIABILITIES AND STOCKHOLDER'S AND MEMBER’S EQUITY
Current Liabilities
Accounts payable – client reimbursed costs	$20,425,337	$10,325,195	$2,116,783
Accounts payable	742,601	158,111	49,466
Accrued compensation	2,207,094	1,000,557	524,956
Accrued expenses	976,643	526,613	363,150
Current portion of capital lease obligations
(Notes 3 and 4)	217,095	112,149	45,953
Deferred revenue	263,900	263,900	430,603
Due to related party	25,035	12,883	6,578
Current portion of deferred rent (Note 5)	821,464	—	—
Total current liabilities	25,679,169	12,399,408	3,537,489
Deferred Rent, less current portion (Note 5)	137,859	—	—
Capital Lease Obligations, less current portion
(Notes 3 and 4)	512,168	255,975	156,710
Total liabilities	26,329,196	12,655,383	3,694,199
Commitments and Contingencies (Notes 4, 5 and 7)
Stockholder’s and Member’s Equity
Common stock	1,000	1,000	1,000
Retained earnings	7,608,920	6,073,685	1,652,616
Member's equity	19,855,729	19,070,074	3,378,295
Total stockholder's and member's equity	27,465,649	25,144,759	5,031,911
Total liabilities and member's equity	$53,794,845	$37,800,142	$8,726,110

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF INCOME
Year Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Revenue (Note 2)	$199,202,701	$115,500,349	$40,392,317
Operating expenses:
Client reimbursed costs	92,319,306	47,613,198	16,802,800
Compensation related expenses	44,356,093	20,268,283	11,006,660
Direct operating expenses	6,993,565	3,593,078	1,099,873
Other general and administrative	12,084,907	5,075,352	2,711,280
Depreciation expense	594,156	277,926	193,133
Total operating expenses	156,348,027	76,827,837	31,813,746
Operating Income	42,854,674	38,672,512	8,578,571
Other Income	31,677	16,328	—
Net income	$42,886,351	$38,688,840	$8,578,571

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of the Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF CHANGES IN STOCKHOLDER’S
AND MEMBER’S EQUITY
Years Ended December 31, 2008, 2007 and 2006

	Default Services, Inc.	Professional Title and Abstract Company of Florida, Inc.	DJS Processing Division	Combined
2006
Common stock, $1 par value
Authorized and issued:
Beginning and ending, 500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	(98,504)	1,101,830	—	1,003,326
Add net income	1,095,725	1,320,815	—	2,416,540
(Deduct) dividends	(1,025,000)	(742,250)	—	(1,767,250)
Balance, ending	(27,779)	1,680,395	—	1,652,616
Member's equity
Balance, beginning	—	—	947,425	947,425
Add net income	—	—	6,162,031	6,162,031
(Deduct) distributions	—	—	(3,731,161)	(3,731,161)
Balance, ending	—	—	3,378,295	3,378,295
	$(27,279)	$1,680,895	$3,378,295	$5,031,911
2007
Common stock, $1 par value
Authorized and issued:
Beginning and ending,
500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	(27,779)	1,680,395	—	1,652,616
Add net income	1,160,100	5,893,796	—	7,053,896
(Deduct) dividends	(1,075,000)	(1,557,827)	—	(2,632,827)
Balance, ending	57,321	6,016,364	—	6,073,685
Member's equity
Balance, beginning	—	—	3,378,295	3,378,295
Add net income	—	—	31,634,944	31,634,944
(Deduct) distributions	—	—	(15,943,165)	(15,943,165)
Balance, ending	—	—	19,070,074	19,070,074
	$57,821	$6,016,864	$19,070,074	$25,144,759
2008
Common stock, $1 par value
Authorized and issued:
Beginning and ending,
500 shares	$500	$500	$—	$1,000
Retained earnings (deficit)
Balance, beginning	57,321	6,016,364	—	6,073,685
Add net income	2,594,180	4,643,198	—	7,237,378
(Deduct) dividends	(2,665,023)	(3,037,120)	—	(5,702,143)
Balance, ending	(13,522)	7,622,442	—	7,608,920
Member's equity
Balance, beginning	—	—	19,070,074	19,070,074
Add net income	—	—	35,648,973	35,648,973
(Deduct) distributions	—	—	(34,863,318)	(34,863,318)
Balance, ending	—	—	19,855,729	19,855,729
	$(13,022)	$7,622,942	$19,855,729	$27,465,649

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Cash Flows From Operating Activities
Net income	$42,886,351	$38,688,840	$8,578,571
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	594,156	277,926	193,133
Loss on disposal of leasehold improvements	1,698,303	—	—
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	(10,562,492)	(11,395,512)	(2,923,610)
Fee income receivable, net	(1,825,505)	(6,975,205)	(996,102)
Unbilled receivables	(2,983,101)	(8,227,464)	—
Prepaid expenses	255,246	(261,427)	(3,489)
Increase in:
Accounts payable – client reimbursed costs	10,100,142	8,208,412	1,737,252
Accounts payable	584,490	108,645	45,510
Accrued compensation	1,206,537	475,601	108,969
Accrued expenses	450,030	163,463	142,775
Deferred rent	959,323	—	—
Deferred revenue	—	(166,703)	(1,152,119)
Net cash provided by operating activities	43,363,480	20,896,576	5,730,890
Cash Flows From Investing Activities
Purchases equipment and leasehold improvements	(2,274,184)	(1,301,523)	(141,556)
Net cash used in investing activities	(2,274,184)	(1,301,523)	(141,556)
Cash Flows From Financing Activities
Net advances from related party	12,152	6,305	4,052
Principal payments on capital lease obligations	(87,165)	(116,489)	(50,221)
Distributions and dividends	(40,565,461)	(18,575,992)	(5,498,411)
Net cash used in financing activities	(40,640,474)	(18,686,176)	(5,544,580)
Net change in cash and cash equivalents	448,822	908,877	44,754
Cash and cash equivalents, beginning of year	978,766	69,889	25,135
Cash and cash equivalents, end of year	$1,427,588	$978,766	$69,889
Supplemental Disclosures of Cash Flow Information
Cash payments for interest on capital lease obligations	$55,952	$39,138	$4,773
Supplemental Schedule of Noncash Investing Activities
Acquisition of property and equipment through capital lease obligations	$448,304	$281,950	$204,575

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:  DJS Processing Division (“the Processing Division”) is a division of The Law Offices of David J. Stern, P.A. (“the Law Firm”), which provides foreclosure, bankruptcy, eviction, litigation processing, and other related services to mortgage bankers, mortgage servicers, regional property owners and investor groups involved with real property in the state of Florida. Professional Title and Abstract Company of Florida, Inc. (“PTA”), an S corporation, provides title searches and examinations related to services provided by the Law Firm and defendant location services to third party processors engaged by the Law Firm. Default Servicing, Inc. (“DSI”), an S corporation, provides real estate owned liquidation related services including property inspection, valuation, eviction, broker assignment, and closing. The Processing Division, DSI and PTA perform real estate related services, are all 100% owned by one individual and are collectively referred to as “the Company.”

Basis of Financial Statement Presentation:  These combined financial statements represent a “carve out” of the Processing Division of the Law Firm, and the accounts of PTA and DSI as of and for the years ended December 31, 2008, 2007 and 2006. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. All material intercompany balances and activity is eliminated upon combination. In addition, assets and liabilities directly relating to the Company have been included in these combined carve out financial statements.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income Recognition:  Substantially all of the Processing Division’s and PTA’s revenues are generated from services rendered to the clients of the Law Firm. Receivables are generated from the Law Firm, the Processing Division’s only customer for foreclosure and related services, at the time the Law Firm bills its clients. DSI has additional clients for REO liquidation services.

The estimated average file processing time for all foreclosure files, except for those cases that are fully litigated, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. The Processing Division bills the Law Firm for services performed and recognizes revenue for services performed but not yet billed as unbilled receivables at the end of each reporting period.

Revenue related to all other types of services, other than foreclosure, is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.

The per-file fee negotiated between the Processing Division and the Law Firm is based on negotiations between related parties. There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities. See the discussion regarding expense allocations later in this Note 1.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

Note 1. Nature of Business and Significant Accounting Policies  – (continued)

Equipment and Leasehold Improvements:  Equipment and leasehold improvements are recorded at cost less accumulated depreciation. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation for equipment is provided using the straight-line method over the following estimated useful lives of the individual assets:

Years
Computer hardware	3 – 5
Furniture and fixtures	5 – 7
Software	3 – 5

Client Reimbursed Costs:  Certain costs incurred on behalf of clients are billed to and reimbursed by clients. The Company’s incurrence of these costs is included in operating expenses and reimbursements from clients are included in total revenue in the accompanying statements of income.

Cash and Cash Equivalents:  The Company maintains its cash and cash equivalents in bank depository accounts which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include short-term investments with original maturities of three months or less.

Basis for Expense Allocations:  Management has allocated certain expenses of the Law Firm to the Company based on its estimate of expenses the Company would have incurred on a stand-alone basis; however, there can be no assurance that these expenses represent the expenses of the Company on a stand-alone basis or that the allocations are fully inclusive of the functions necessary to operate the Company on a stand-alone basis. Direct operating expenses of approximately $39,297,000, $15,780,000 and $7,112,000 for the years ended December 31, 2008, 2007 and 2006, respectively, include salaries, related benefits and payroll taxes for the employees that perform processing services; office rent and other general and administrative expenses. The following is a summary of the major expense categories totaling approximately $27,732,000, $13,435,000 and $7,899,00 for the years ended December 31, 2008, 2007 and 2006, respectively, and the methodology used to allocate such expenses:

•	Certain executive officers of the Law Firm are substantially involved with the Company’s operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the Company based on the estimated percentage of time the executive officers spend on the Company’s business activities.
•	Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the Company in relation to the total employees of the Law Firm (“the employee ratio method”).
•	Equipment lease expense is allocated based on the employee ratio method.
•	Certain facilities lease expenses are allocated based on the ratio of the Company’s employees utilizing such space to the total employees of the Law Firm.
•	Depreciation is the computed amount based on the equipment and leasehold improvements utilized by the Company.
•	Postage and delivery is allocated based on the employee ratio method.
•	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to the Company’s business activities.
•	The single business tax was computed specifically for the Company based on the revenues reflected in these financial statements.
•	All other general and administrative expenses were allocated based on the employee ratio method.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

Note 1. Nature of Business and Significant Accounting Policies  – (continued)

Income Taxes:  The Law Firm, DSI and PTA are not subject to income taxes under the federal and state tax laws. Instead, the taxable income of these entities is passed through to the owner of the companies and is taxable to the owner on an individual level. Therefore, these financial statements do not reflect an allocation of federal and state income taxes. However, the Company’s estimated share of the Florida single business tax is reflected under operating expenses on the statements of income.

Recently Issued Accounting Pronouncements Not Yet Adopted:  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests in a subsidiary and for the deconsolidation of a subsidiary. Minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. It also establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary and requires expanded disclosures. This statement is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company does not expect the adoption of this Statement will have a material impact on its combined financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (SFAS No. 141(R). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. This standard will change the accounting treatment for business combinations on a prospective basis.

In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The Company has not yet determined if the adoption of FIN 48 will have a material impact on its combined financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

Note 2. Related Party Transactions and Concentrations

The Company’s primary source of revenue is from a per-file fee arrangement with the Law Firm. Revenues from this arrangement account for approximately 79%, 65%, and 67% of total fee income for the years ended December 31, 2008, 2007 and 2006, respectively. Amounts due from the Law Firm for fees amounted to approximately $21,010,000, $16,723,000, and $2,473,000, including amounts earned and unbilled of approximately $11,211,000, $8,227,000, and $0, as of December 31, 2008, 2007, and 2006, respectively.

A significant percentage of files referred by the Law Firm came from a few customers as follows:

	2008	2007	2006
Client A	21%	14%	11%
Client B	18%	26%	29%
Client C	15%	18%	13%
Client D	11%	2%	0%
Client E	11%	8%	7%
Total	76%	68%	60%

Note 3. Equipment and Leasehold Improvements

Equipment and leasehold improvements as of December 31, 2008, 2007 and 2006 consists of the following:

	2008	2007	2006
Office equipment (Note 3)	$2,153,170	$1,322,792	$814,619
Furniture and fixtures	1,745,010	132,825	130,775
Leasehold improvements	354,813	1,388,663	1,355,576
Leasehold improvements in process	—	849,623	—
	4,252,993	3,693,903	2,300,970
Accumulated depreciation	(1,098,370)	(969,309)	(881,923)
	$3,154,623	$2,724,594	$1,419,047

The following equipment included in equipment and leasehold improvements was acquired under capital leases:

	2008	2007	2006
Office equipment	$1,131,455	$683,151	$401,201
Less accumulated amortization	(409,420)	(285,519)	(200,837)
Property and equipment under capital leases, net	$722,035	$397,632	$200,364

Amortization of equipment acquired under capital leases is included in depreciation expense.

The equipment and the related liability under the capital leases were recorded based on the present value of future payments due under the leases, at implied discount rates based on the fair market value of the related office equipment.

Certain obligations of the Law Firm are secured by the Company’s equipment.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

Note 4. Capital Lease Obligations

The following is a schedule by years of the future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2008:

Years Ending December 31,
2009	$225,631
2010	225,631
2011	213,766
2012	135,665
2013	79,979
Total minimum lease payments	880,672
Less amount representing interest (effective rates from 5.8% to 13.5%)	151,409
Present value of the net minimum lease payments	$729,263

Note 5. Operating Lease Commitments

The Company is obligated for leases of office space under noncancellable operating lease agreements which expire in months ranging from May 2016 through October 2018.

The total minimum rental commitments as of December 31, 2008, under the leases are as follows:

Years Ending December 31,	Amount
2009	$1,985,752
2010	2,045,484
2011	2,106,851
2012	2,170,038
2013	2,235,229
Thereafter	8,975,829
$19,519,183

Rent expense is recognized on a straight line basis over the terms of the leases based on the aggregate amount of payments due over the lease terms. Amounts expensed in excess of actual payments due to rent holidays and acceleration clauses are presented as deferred rent on the accompanying balance sheets. The total rental expense included in the income statements for the years ended December 31, 2008, 2007 and 2006, is approximately $2,145,000, $1,019,000 and $796,000, respectively.

Note 6. Employee Benefit Plan

The Law Firm offers a 401k plan for its employees, who become eligible to participate after three months of employment and can enroll at the beginning of the first calendar quarter thereafter. Employees may contribute up to 100% of their eligible pay, subject to statutory limits. After one year of employment and at the beginning of the first calendar quarter thereafter, employees are eligible to receive discretionary matching contributions of up to 4% of eligible compensation, and, if the employee has also completed 1,000 hours of service for the applicable plan year, discretionary profit sharing contributions. Employees vest in employer matching and profit-sharing contributions over six years. Included in the combined carve out financial statements are contributions to the plan of approximately $53,000, $19,000 and $16,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

Note 7. Contingencies

The Company is subject to legal claims in the ordinary course of business. In the opinion of management, the amount of potential liability, if any, is not likely to have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity. However, as the outcome of any pending or threatened litigation or other legal claims is difficult to predict, significant changes in the Company’s exposure could occur.

Note 8. Subsequent Event

The Company’s owner has entered into a letter of intent which provides for the owner to contribute all of the assets and liabilities of these companies to new limited liability companies (“LLCs”) and for the sale of a portion of the owner’s equity interests in the LLCs in exchange for $146,000,000 payable in cash and additional consideration. The owner will contribute the remainder of the equity interests in the LLCs in exchange for an equity interest in the acquiring entity.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
UNAUDITED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2009

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT BALANCE SHEETS

	June 30, 2009	December 31, 2008
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,806,268	$1,427,588
Accounts Receivable
Client reimbursed costs	7,344,812	26,147,837
Fee income, net	20,747,540	11,807,293
Unbilled receivable	9,887,635	11,210,565
	37,979,987	49,165,695
Prepaid expense	133,854	46,939
Employee advance		—
Total current assets	40,920,109	50,640,222
Property and Equipment, net	4,100,578	3,154,623
	$45,020,687	$53,794,845
LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY
Current Liabilities
Accounts payable – reimbursed client costs	$7,344,812	$20,425,337
Accounts payable	1,282,720	742,601
Accrued compensation	2,275,253	2,207,094
Accrued expenses	698,433	976,643
Current portion of capital lease obligations	684,116	729,263
Deferred revenue	263,900	263,900
Due to related party	26,152	25,035
Client Trust Account		—
Cllient current liabilities
Current portion of deferred rent	1,039,119	821,464
Total current liabilities	13,614,505	26,191,337
Deferred Rent, less current portion	—	137,859
Line of Credit	9,500,000	—
Capital Lease obligation, less current portion	—	—
Total liabilities	23,114,505	26,329,196
Commitment and contingencies
Common stock	1,000	1,000
Retained earnings	8,563,608	7,608,920
Member's equity	13,341,574	19,855,729
Total stockholder's and member's equity	21,906,182	27,465,649
Total liabilities, stockholder's and member's equity	$45,020,687	$53,794,845

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF INCOME

	For the Six Months Ended June 30, 2009	For the Six Months Ended June 30, 2008	For the Three Months Ended June 30, 2009	For the Three Months Ended June 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$116,766,051	$95,694,786	$61,722,462	$47,481,734
Operating expenses:
Direct operating & other expenses	11,365,860	6,987,305	6,056,325	3,948,496
Client reiumbursed costs	55,796,780	41,625,640	30,816,901	22,502,849
Compensation related expenses	21,638,413	17,381,244	10,634,042	9,676,430
Depreciation expense	510,156	572,606	255,078	286,303
Total operating expenses	89,311,209	66,566,795	47,762,346	36,414,078
Net Income	$27,454,842	$29,127,991	$13,960,116	$11,067,656

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2009	For the Six Months Ended June 30, 2008
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities
Net income	$27,454,842	$29,127,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	510,156	572,606
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	18,803,025	(6,399,998)
Fee income receivable, net	(8,940,241)	(1,632,131)
Unbilled receivable	1,322,929	(3,834,389)
Prepaid expenses	(86,726)	(425,470)
Employee advances
Increased (decrease) in:
Accounts payable – client reimbursed costs	(13,080,722)	8,325,646
Accounts payable	540,117	534,354
Accrued expenses	(277,091)	(60,907)
Accrued compensation	68,159	357,152
Client trust account
Due to DJS
Deferred Revenue
Deferred rent	79,795
Net cash provided by operating activities	26,394,243	26,564,854
Cash Flows From Investing Activities
Purchase of property and equipment	(1,456,108)	(2,683,003)
Net cash flow provided by investing activities
Cash Flows From Financing Activities
Net advance from related party
Advances on line of credit	9,500,000	—
Principal payments on capital lease obligations	(45,147)	—
Distributions	(33,014,308)	(24,203,541)
Net cash flow used for financing activities	(23,559,455)	(24,203,541)
Net change in cash and cash equivalents	1,378,680	(321,690)
Cash and cash equivalents, beginning of period	1,427,588	978,567
Cash and cash equivalents, end of period	$2,806,268	$656,877

The accompanying notes are an integral part of these consolidated financial statements.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Six Months Ended June 30, 2009

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:  DJS Processing Division (“the Processing Division”) is a division of The Law Offices of David J. Stern, P.A. (“the Law Firm”), which provides foreclosure, bankruptcy, eviction, litigation processing, and other related services to mortgage bankers, mortgage servicers, regional property owners and investor groups involved with real property in the state of Florida. Professional Title and Abstract Company of Florida, Inc. (“PTA”), an S corporation, provides title searches and examinations related to services provided by the Law Firm and defendant location services to third party processors engaged by the Law Firm. Default Servicing, Inc. (“DSI”), an S corporation, provides real estate owned liquidation related services including property inspection, valuation, eviction, broker assignment, and closing. The Processing Division, DSI and PTA perform real estate related services, are all 100% owned by one individual and are collectively referred to as “the Company”.

Basis of Financial Statement Presentation:  These combined financial statements represent a “carve out” of the Processing Division of the Law Firm, and the accounts of PTA and DSI as of and for the six months ended June 30, 2009 and 2008. These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The combined financial information contained herein does not represent a full year and is not certified or audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited financial statements. All material intercompany balances and activity is eliminated upon combination. In addition, assets and liabilities directly relating to the Company have been included in these combined carve out financial statements.

Use of Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fee Income Recognition:  Substantially all of the Processing Division’s and PTA’s revenues are generated from services rendered to the clients of the Law Firm. Receivables are generated from the Law Firm, the Processing Division’s only customer for foreclosure and related services, at the time the Law Firm bills its clients. DSI has additional clients for REO liquidation services.

The estimated average file processing time for all foreclosure files, except litigation, ranges from 220 to 240 days. The fee income for foreclosure processing is recognized utilizing the proportional performance method during the file processing period based on the achievement of various processing milestones. The Processing Division bills the Law Firm for services performed and recognizes revenue for services performed but not yet billed as unbilled receivables at the end of each reporting period.

Revenue related to all other types of services, other than foreclosure, is recognized using the completed performance method. Revenue is recognized once the services are performed and the Company has no further fulfillment responsibilities related to these services. Accounts receivable for title services is presented net of an allowance for estimated uncollectible accounts based on management’s experience and expectations.

The per-file fee negotiated between the Processing Division and the Law Firm is based on negotiations between related parties. There can be no assurances that the per file fees or the level of profitability achieved would be the same if the fees had been negotiated between unrelated entities. See the discussion regarding expense allocations later in this Note 1.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Six Months Ended June 30, 2009

Note 1. Nature of Business and Significant Accounting Policies  – (continued)

Equipment and Leasehold Improvements:  Equipment and leasehold improvements are recorded at cost less accumulated depreciation. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the remaining lease term. Depreciation for equipment is provided using the straight-line method over the following estimated useful lives of the individual assets:

Years
Computer hardware	3 – 5
Furniture and fixtures	5 – 7
Software	3 – 5

Client Reimbursed Costs:  Certain costs incurred on behalf of clients are billed to and reimbursed by clients. The Company’s incurrence of these costs is included in operating expenses and reimbursements from clients are included in total revenue in the accompanying statements of income.

Cash and Cash Equivalents:  The Company maintains its cash and cash equivalents in bank depository accounts which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts. Cash and cash equivalents include short-term investments with original maturities of three months or less.

Basis for Expense Allocations:  Management has allocated certain expenses of the Law Firm to the Company based on its estimate of expenses the Company would have incurred on a stand-alone basis; however, there can be no assurance that these expenses represent the expenses of the Company on a stand-alone basis or that the allocations are fully inclusive of the functions necessary to operate the Company on a stand-alone basis. The following is a summary of the major expense categories for the six months ended years ended June 30, 2009 and 2008, respectively, and the methodology used to allocate such expenses:

•	Certain executive officers of the Law Firm are substantially involved with the Company’s operations. Their salaries, bonuses, payroll taxes and related auto, travel, meals, entertainment and professional expenses are allocated to the Company based on the estimated percentage of time the executive officers spend on the Company’s business activities.
•	Employee benefits, including health insurance, pension/profit sharing, workers’ compensation, incentives and training, are allocated based on the number of employees specifically assigned to the Company in relation to the total employees of the Law Firm (“the employee ratio method”).
•	Equipment lease expense is allocated based on the employee ratio method.
•	Certain facilities lease expenses are allocated based on the ratio of the Company’s employees utilizing such space to the total employees of the Law Firm.
•	Depreciation is the computed amount based on the equipment and leasehold improvements utilized by the Company.
•	Postage and delivery is allocated based on the employee ratio method.
•	Advertising, marketing and professional fees are allocated based on the estimated percentages that apply to the Company’s business activities.
•	The single business tax was computed specifically for the Company based on the revenues reflected in these financial statements.
•	All other general and administrative expenses were allocated based on the employee ratio method.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Six Months Ended June 30, 2009

Note 1. Nature of Business and Significant Accounting Policies  – (continued)

Income Taxes:  The Law Firm, DSI and PTA are not subject to income taxes under the federal and state tax laws. Instead, the taxable income of these entities is passed through to the owner of the companies and is taxable to the owner on an individual level. Therefore, these financial statements do not reflect an allocation of federal and state income taxes. However, the Company’s estimated share of the Florida single business tax is reflected under operating expenses on the statements of income.

Recently Issued Accounting Pronouncements Not Yet Adopted:  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (SFAS No. 141(R)). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. This standard will change the accounting treatment for business combinations on a prospective basis.

In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly adopted FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The adoption of FIN 48 did not have a material impact on its combined financial statements.

Note 2. Related Party Transactions

The Company’s primary source of revenue is from a per-file fee arrangement with the Law Firm. Revenues from this arrangement account for approximately 80% and 73% of total fee income for the six months ended ended June 30, 2009 and 2008, respectively.

Note 3. Equipment and Leasehold Improvements

Equipment and leasehold improvements as of June 30, 2009 and 2008 consists of the following:

	2009	2008
Office equipment	$3,040,669	$2,059,582
Furniture and fixtures	$1,774,419	$1,763,107
Leasehold improvements	$419,639	$1,530,683
Leashold improvements in process	$—	$754,923
	$5,234,727	$6,108,295
Accumulated depreciation	$(1,134,149)	$(1,256,915)
	$4,100,578	$4,851,380

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Six Months Ended June 30, 2009

Note 3. Equipment and Leasehold Improvements  – (continued)

Office equipment includes equipment and leasehold improvements that was acquired under capital leases. Amortization of equipment acquired under capital leases is included in depreciation expense. The equipment and the related liability under the capital leases were recorded based on the present value of future payments due under the leases, at implied discount rates based on the fair market value of the related office equipment.

Certain obligations of the Law Firm are secured by the Company’s equipment.

Note 4. Capital Lease Obligations

The following is a schedule by years of the future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of June 30, 2009:

Years Ending December 31,
2009	$112,816
2010	225,631
2011	213,766
2012	135,665
2013	79,979
Total minimum lease payments	767,857
Less amount representing interest (effective rates from 5.8% to 13.5%)	132,013
Present value of the net minimum lease payments	$635,843

Note 5. Operating Lease Commitments

The Company is obligated for leases of office space under noncancellable operating lease agreements which expire in months ranging from May 2016 through October 2018.

The total minimum rental commitments as of June 30, 2009, under the leases are as follows:

Years Ending December 31,	Amount
2009	$992,876
2010	2,045,484
2011	2,106,851
2012	2,170,038
2013	2,235,229
Thereafter	8,975,829
$18,526,307

Rent expense is recognized on a straight line basis over the terms of the leases based on the aggregate amount of payments due over the lease terms. Amounts expensed in excess of actual payments due to rent holidays and acceleration clauses are presented as deferred rent on the accompanying balance sheets. The total rental expense included in the income statements for the six months ended June 30, 2009 and 2008, is approximately $1,731,760 and $765,055, respectively.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the Six Months Ended June 30, 2009

Note 6. Employee Benefit Plan

The Law Firm offers a 401k plan for its employees, who become eligible to participate after three months of employment and can enroll at the beginning of the first calendar quarter thereafter. Employees may contribute up to 100% of their eligible pay, subject to statutory limits. After one year of employment and at the beginning of the first calendar quarter thereafter, employees are eligible to receive discretionary matching contributions of up to 4% of eligible compensation, and, if the employee has also completed 1,000 hours of service for the applicable plan year, discretionary profit sharing contributions. Employees vest in employer matching and profit-sharing contributions over six years. Included in the combined carve out financial statements are contributions to the plan of approximately $30,000 for the six months ended June 30, 2009 and 2008.

Note 7. Contingencies

The Company is subject to legal claims in the ordinary course of business. In the opinion of management, the amount of potential liability, if any, is not likely to have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity. However, as the outcome of any pending or threatened litigation or other legal claims is difficult to predict, significant changes in the Company’s exposure could occur.

Note 8. Subsequent Event

The Company’s owner has entered into a letter of intent which provides for the owner to contribute all of the assets and liabilities of these companies to new limited liability companies (“LLCs”) and for the sale of a portion of the owner’s equity interests in the LLCs in exchange for $146,000,000 payable in cash and additional consideration. The owner will contribute the remainder of the equity interests in the LLCs in exchange for an equity interest in the acquiring entity.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Development Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chardan 2008 China Acquisitions

We have audited the accompanying balance sheet of Chardan 2008 China Acquisitions as of December 31, 2008 and the related statements of operations, changes in shareholders’ equity, and cash flows from February 18, 2008 (inception) through December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chardan 2008 China Acquisitions as of December 31, 2008 and the results of its operations and its cash flows from February 18, 2008 (inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

Hollywood, Florida
March 31, 2009

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

BALANCE SHEET
December 31, 2008

December 31, 2008
ASSETS
Current assets:
Cash	$45,413
Total current assets	45,413
Restricted cash equivalents held in trust account	54,564,894
Total assets	$54,610,307
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Loans from related parties	$9,854
Total current liabilities	9,854
Long term liabilities:
Deferred underwriting discounts, net of $770,000 subject to forfeiture in the event of possible conversion	1,430,000
Total liabilities	1,439,854
Commitments and contingencies
Ordinary shares, subject to conversion (2,406,249 shares at conversion value of $7.89 per share)	18,985,305
Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding	—
Common stock, $0.0001 par value, 60,000,000 shares authorized, 9,166,666 shares issued and outstanding, respectively	917
Additional paid in capital	34,244,020
Accumulated deficit during development stage	(59,789)
Total stockholders’ equity	34,185,148
Total liabilities and stockholders’ equity	$54,610,307

See Accompanying Notes to Financial Statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENT OF OPERATIONS
For the Period February 18, 2008 (Inception) to December 31, 2008

For the Period from February 18, 2008 (Inception) to December 31, 2008
Revenue	$—
Cost of sales	—
Gross profit	—
Operating expenses:
Selling, general, and administrative	544,683
Total operating expenses	544,683
Other income (expense):
Interest income	484,894
Net other income	484,894
Loss before income taxes	(59,789)
Provision for income taxes	—
Net loss	$(59,789)
Net loss per share:
Basic and Diluted	$(0.01)
Weighted-average shares
Basic and Diluted	9,166,666

See notes to financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Period February 18, 2008 (Inception) to December 31, 2008

	Common Stock $.0001 Par		Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity
	Shares	Par Value
Beginning Balance at February 18, 2008	—	—	—	—	—
Initial Offering	2,291,666	229	24,771	—	25,000
Sale of common stock	6,875,000	688	33,219,249		33,219,937
Purchase of warrants	—	—	1,000,000	—	1,000,000
Net loss	—	—	—	(59,789)	(59,789)
Ending Balance at December 31, 2008	9,166,666	$917	$34,244,020	$(59,789)	$34,185,148

See notes to financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENT OF CASH FLOWS
For the Period February 18, 2008 (Inception) to December 31, 2008

For the Period from February 18, 2008 (Inception) to December 31, 2008
Cash flows from operating activities:
Net loss	$(59,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Net cash used in operating activities	(59,789)
Cash flows from investing activities:
Proceeds from T Bills	(54,564,894)
Net cash used in investing activities	(54,564,894)
Cash flows from financing activities:
Proceeds from issuance of stock	53,230,242.21
Proceeds from deferred financing costs	1,430,000
Net loans from related parties	9,854
Net cash provided by financing activities	54,670,096
Net increase in cash and cash equivalents	45,413
Beginning of period	—
End of period	$45,413
Supplementary disclosure of cash flow information:
Cash paid for interest	$—
Cash paid for taxes	$—

See Notes to financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
For the Period February 18, 2008 (Inception) to December 31, 2008

Note 1 — Organization and Business Operations

Chardan 2008 China Acquisition Corp. (the Company) is a newly organized British Virgin Islands exempted company. The Company has selected December 31st as its year end. The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business. The Company intends to focus on identifying a prospective target business having its primary operations in the People’s Republic of China. Efforts in identifying a prospective target business will not be limited to a particular industry within China.

As of December 31, 2008, the Company has begun searching for prospective businesses; however, for the most part, activities were restricted to filing and establishing the fund. The fund currently holds, in Treasury Bills, a principal sum of $54,564,894.

The registration statement for the Company’s initial public offering (the “Offering”) described in Note 3 was declared effective on August 11, 2008. The Company consummated the Offering on August 15, 2008 and immediately prior to such Offering, sold an aggregate of 2,000,000 warrants at $.50 per warrant to certain officers and affiliates of the Company in a private placement (the “Private Placement”) described in Note 4. The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a business combination with one or more operating business having their primary operations in the People’s Republic of China (“Business Combination”). Net proceeds of $53,300,000 from the Offering and the Private Placement are held in a trust account (“Trust Account”) and will only be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s liquidation, except to satisfy shareholder conversion rights. The Trust Account includes the deferred underwriting discount from the Offering of up to $2,200,000 which will be paid to the underwriters and upon consummation of a business combination, as described in Note 5. Additionally, up to an aggregate of $2,900,000, of interest earned on the Trust Account balance (net of taxes paid or payable) may be released to the Company to fund operating activities.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 35% or more of the shares sold in the Offering vote against the business combination and exercise their conversion rights described below, the business combination will not be consummated. All of the Company’s shareholders prior to the Offering, have agreed to vote their pre-initial public offering ordinary shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (“Public Shareholders”) with respect to any business combination. After consummation of a business combination, these voting safeguards will no longer be applicable.

If the Company does not execute a letter of intent, agreement in principle or definitive agreement for a business combination prior to 18 months from the date of the closing of the Offering, the Company’s board will convene, adopt and recommend to its shareholders a plan of dissolution and distribution and file a proxy statement with the SEC seeking shareholder approval for such plan. If, however, a letter of intent, agreement in principle or definitive agreement for a business combination has been executed prior to 18 months from the date of the closing of the Offering, the Company will seek the consummation of that business combination. However, if the Company has entered into a letter of intent, agreement in principle or definitive agreement within 18 months following the closing of the Offering and management anticipates that the Company may not be able to consummate a business combination within the 30 months from the date of the closing of the Offering, the Company may seek to extend the time period within which it may complete its business combination to 36 months, by calling a special (or annual) meeting of shareholders for the purpose of soliciting their approval for such extension (the “Extended Period”). If the Company receives Public Shareholder approval for the Extended Period and holders of 35% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their ordinary shares in connection with the vote for

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
For the Period February 18, 2008 (Inception) to December 31, 2008

Note 1 — Organization and Business Operations  – (continued)

the extended period, the Company will then have an additional 6 months in which to complete the initial business combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a business combination. In the event there is no business combination within the 30-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Company’s corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial business combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the initial public offering price per share in the Offering.

A Public Shareholder’s election to convert ordinary shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote the shares that have been converted against the Extended Period and exercise their conversion rights will not be able to vote these shares with respect to the initial business combination. All other Public Shareholders will be able to vote on the initial business combination.

With respect to a business combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the business combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their ordinary shares would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account (including interest therein), calculated as of two business days prior to the consummation of the proposed business combination or vote on Extended Period, divided by the number of shares of common stock held by Public Shareholders at the closing of the Offering.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation:

The accompanying balance sheet is presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and pursuant to the accounting rules and disclosure regulations of the Securities and Exchange Commission (SEC).

Use of Estimates:

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The fair values of the Company’s assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards (SFAS) No. 107, “Disclosure About Fair Value of Financial Instruments,” approximate the carrying amounts represented in the accompanying balance sheet.

Cash and Cash Equivalents:

The Company considers all highly-liquid investments with original maturities of three months or less when acquired to be cash equivalents. Cash and cash equivalents at December 31, 2008 principally consist of cash held in a bank account.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
For the Period February 18, 2008 (Inception) to December 31, 2008

Note 2 — Summary of Significant Accounting Policies  – (continued)

Restricted Cash Equivalents Held in the Trust Account:

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in securities of the United States Government. As of December 31, 2008, Chardan has approximately $54,565,000 held in U.S. Treasuries.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which at times, may exceed the Federal depository insurance coverage of $100,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Income Taxes:

Under current British Virgin Islands (BVI) laws, the Company is not subject to income taxes, or capital gains, and no Cayman Islands withholding tax is imposed upon payments of dividends by the Company to its shareholders. In the future, the Company’s tax rate will be impacted by acquisitions of non-BVI subsidiaries governed by the respective local income tax laws. Accordingly, no provision for income taxes has been made in the accompanying balance sheet.

Ordinary Shares Subject to Conversion:

As discussed in more detail in Note 1, the Company will only proceed with a Business Combination if (1) it is approved by a majority of the votes cast by the Company’s public shareholders and (2) public shareholders holding less than 35% (2,406,249) of the shares of ordinary shares sold in the Offering exercise their conversion rights, which allows the public shareholders to receive their per share interest in the Trust Account. Accordingly, the Company has classified 2,406,249 shares of its ordinary shares outside of permanent equity as “Ordinary shares subject to conversion,” at an initial conversion price of $7.89 on December 31, 2008 for a total of $18,985,305. The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the ordinary shares subject to conversion to be equal to its conversion value at the end of each reporting period.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion No. 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement).” The FSP clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer’s nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The FSP requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statement of operations. The FSP requires retrospective application to the terms of instruments as they existed for all periods presented. The FSP is effective for fiscal years beginning after December 15, 2008 and early adoption is not permitted. The Company is currently evaluating the potential impact of FSP APB 14-1 upon its financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
For the Period February 18, 2008 (Inception) to December 31, 2008

Note 2 — Summary of Significant Accounting Policies  – (continued)

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The implementation of this standard will not have a material impact on the Company’s financial position and results of operations.

Delay in Effective Date

In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157”. This FSP delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption was not material to the Company’s financial condition or results of operations.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115,” which becomes effective for the Company on February 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The election of this fair-value option did not have a material effect on its financial condition, results of operations, cash flows or disclosures.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 addresses the requests from investors for expanded disclosure about the extent to which companies’ measure assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and was adopted by the Company in the first quarter of fiscal year 2008. There was no material impact on the Company’s results of operations and financial condition due to the adoption of SFAS No. 157.

Note 3 — United States Treasuries

Funds held in the Continental Trust account, as per the Trust agreement, were used to purchase Six month Treasury bonds, on September 4, 2008, at an aggregate price of $54,293,941. The bonds matured on February 26, 2009 with a face value of $54,810,000, representing an implied yield of 1.9927%. Due to the nature of the Treasury bonds, there are no coupon payments.

Subsequent to the initial purchase of the Treasury bonds, Chardan sold the principal sum of Treasury Bills on the open market for total proceeds of $54,784,894. Chardan then reinvested the proceeds, less amounts representing working capital, in the principal sum of $54,564,894 to mature on January 2, 2009.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
For the Period February 18, 2008 (Inception) to December 31, 2008

Note 4 — Public Offering

On August 15, 2008, the Company sold 6,875,000 units, in the Offering at a price of $8.00 per unit. Each unit consists of one share of the Company’s ordinary shares, $0.0001 par value, and one warrant. Each warrant will entitle the holder to purchase from the Company one share of the Company’s ordinary shares at an exercise price of $5.00 per share commencing on later of: (i) the consummation of the business combination, or (ii) August 11, 2009. The warrants will be exercisable only if the Company continues to provide for an effective registration statement covering the shares of ordinary share issuable upon exercise of the warrants. In no event will the holder of a warrant be entitled to receive a net cash settlement or other consideration in lieu of physical settlement in shares of the Company’s ordinary shares.

The warrants expire on August 11, 2012, unless earlier redeemed. The warrants included in the units sold in the Offering are redeemable, at the Company’s option, in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares exceeds $10.00 per share for any 20 trading days within a 30-trading day period ending three business days prior to the notice of redemption being sent out.

The warrants are classified within shareholders’ equity since, under the terms of the warrants, the Company cannot be required to settle or redeem them for cash.

Note 5 — Related Party Transactions

The Company has agreed to pay Chardan Capital, LLC, a company owned and managed by the Company’s Chairman of the Board, $7,500 per month for office space and general and administrative services including secretarial support commencing on the date of the prospectus and continuing until (i) the consummation by the Company of a business combination (as described in Note 1), (ii) February 11, 2011, (iii) the date on which the Company ceases its corporate existence in accordance with its amended and restated memorandum and articles of incorporation.

Certain officers and directors, and their affiliates, purchased an aggregate of 2,000,000 warrants at a price of $0.50 per warrant ($1,000,000 in the aggregate) in a private placement immediately prior to the initial public offering (“private placement warrants”). The proceeds from the sale of the private placement warrants were added to the proceeds from the Offering held in the Trust Account pending the Company’s consummation of a Business Combination. If the Company does not complete a Business Combination that meets the criteria described in the Offering, then the $1,000,000 purchase price of the private placement warrants will become part of any liquidating distribution to the Company’s public shareholders following the Company’s liquidation and dissolution and the private placement warrants will expire worthless.

The private placement warrants have terms and provisions that are identical to the warrants sold in the Offering with the following exceptions: (i) The private placement warrants do not have a claim to the funds held in the trust account, (ii) the private placement warrants were purchased pursuant to an exemption from the registration requirements of the Securities Act and will become freely tradable only after they are registered pursuant to a registration rights agreement to be signed on or before the date of this prospectus, (iii) the private placement warrants will be non-redeemable so long as they are held by the initial holders or their permitted assigns and (iv) the private placement warrants are exercisable on a “cashless” basis at any time after the later to occur of a business combination or one year from the date of the Prospectus.

The sale of private placement warrants did not result in the recognition of stock based compensation expense because the private placement warrants were sold at or above fair market value.

One of the Company’s founders had provided to the Company advances totaling $32,434 to pay expenses of the Offering for the SEC registration fee, FINRA registration fee, and accounting and legal fees and expenses. The loan does not bear interest and has been partially repaid as of December 31, 2008, with a remaining balance of $9,854.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
For the Period February 18, 2008 (Inception) to December 31, 2008

Note 6 — Commitments and Underwriters’ Compensation

The Company paid to the underwriters a $1,100,000 underwriting discount, representing 2.0% of the public Unit offering price, at the closing of the Offering. The Company is committed to pay up to an additional $1,100,000 toward the remaining deferred underwriting discount and $1,100,000 in non-accountable expenses currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company’s consummation of a Business Combination. This deferred underwriting discount is shown as a long term liability on the balance sheet and is net of $770,000, which represents amounts that would be forfeited by the underwriter in the event of a possible conversion of the Ordinary Shares as indicated in Note 2.

The Company also issued and sold to the underwriters on the closing date an option, as an additional compensation to purchase up to an aggregate of 137,500 units for an aggregate purchase price of $100. These Options shall be exercisable, in whole or in part, commencing on the later of the consummation of a Business Combination or one year from the effective date of the registration (August 11, 2008) and expiring on August 11, 2013 at an initial exercise price per Unit of $8.80.

The Company has determined based upon a Black-Scholes option pricing formula, that the estimated fair value of the option on the date of sale would be approximately $1.95 per unit or an aggregate of approximately $268,616, assuming an expected of five years, volatility of 30.87% and a risk-free interest rate of 2.5%. Given the parameters used in the computation of the value of the option change over time, the actual fair value of the option on the date of sale is expected to be different from the estimated fair value computed above.

The volatility calculation of 30.87% is based on the review of trading prices of the public warrants of 24 blank check companies that are comparable to the Company (i) each having completed an initial public offering of $100 million or less (ii) each currently seeking an acquisition and (iii) collectively with a median average closing price for their public warrants of approximately $.50 over a six month period. Because Company does not have a trading history, the Company estimated the potential volatility of its common stock price, which will depend on a number of factors which cannot be ascertained at this time. The Company used the annualized volatility of the historical volatilities for a period of time equal in length to the term of the option because the Company believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s common stock post-Business Combination. Although an expected life of five years was taken into account for purposes of assigning value to this option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless.

Pursuant to Rule 2710(g) (1) of FINRA Conduct Rule, the option to purchase 137,500 units is deemed to be underwriting compensation and therefore upon exercise, the underlying shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Proposed Offering.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
For the Period February 18, 2008 (Inception) to December 31, 2008

Note 6 — Commitments and Underwriters’ Compensation  – (continued)

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

BALANCE SHEETS

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash	$8,252	$45,413
Accounts receivable	5,000	—
Prepaid expenses	63,000	—
Total current assets	76,252	45,413
Restricted cash equivalents held in trust account	54,298,675	54,564,894
Other assets	4,526
Total assets	$54,379,453	$54,610,307
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts Payable	$13,000	$—
Loans from related parties	25,000	9,854
Total current liabilities	38,000	9,854
Long term liabilities:
Deferred underwriting discounts, net of $770,000 subject to forfeiture in the event of possible conversion	1,430,000	1,430,000
Total liabilities	1,468,000	1,439,854
Commitments and contingencies
Ordinary shares, subject to conversion (2,406,249 shares at conversion value of $7.89 per share)	18,985,305	18,985,305
Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.0001 par value, 60,000,000 shares authorized, 9,166,666 shares issued and outstanding, respectively	917	917
Additional paid in capital	34,253,135	34,244,020
Accumulated deficit	(327,904)	(59,789)
Total stockholders’ equity	33,926,148	34,185,148
Total liabilities and stockholders’ equity	$54,379,453	$54,610,307

See notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENTS OF OPERATIONS
(Unaudited)

	For the Six Months Ended June 30, 2009	Period February 19, 2008 (Date of Inception) Through June 30, 2008	Period February 19, 2008 (Date of Inception) Through June 30, 2009
Revenue	$—	$—	$—
Cost of sales	—	—	—
Gross profit	—	—	—
Operating expenses:
Selling, general, and administrative	283,854		828,537
Total operating expenses	283,854		828,537
Other income (expense):
Other expense	(5,218)		(5,218)
Interest income	24,864		509,758
Net other income	19,646		504,540
Loss before income Taxes	(264,208)		(323,997)
Provision for income taxes	—		—
Net loss	$(264,208)	$—	$(323,997)
Net loss per share:
Basic and Diluted	$(0.03)
Weighted-average shares
Basic and Diluted	9,166,666

See notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENTS OF CASH FLOWS
For the Period from February 18, 2008 (Inception) to June 30, 2009
(Unaudited)

	June 30, 2009	For the Period From February 19, 2008 (Inception) to June 30, 2008	For the Period From February 19, 2008 (Inception) to June 30, 2009
Cash flows from operating activities:
Net loss	$(264,208)	$—	$(323,997)
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts receivable	(5,000)	—	(5,000)
Prepaid expenses	(63,000)	—	(63,000)
Other assets	(4,526)	—	(4,526)
Accounts payable	13,000	—	13,000
Net cash used in operating activities	(323,734)	—	(383,523)
Cash flows from investing activities:
Proceeds from T-Bills held in trust account	266,219	—	(54,298,675)
Net cash provided by investing activities	266,219	—	(54,298,675)
Cash flows from financing activities:
Proceeds from issuance of stock	—	—	53,230,242
Proceeds from deferred financing costs	—	—	1,430,000
Costs associated with issuance of stock	5,208	—	5,208
Net proceeds from related parties	15,146		25,000
Net cash provided by financing activities	20,354	—	54,690,450
Net change in cash and cash equivalents	(37,161)	—	8,252
Beginning of period	45,413	—	—
End of period	$8,252	$—	$8,252
Supplementary disclosure of cash flow information:
Cash paid for interest	$—	$—	$—
Cash paid for taxes	$—	$—	$—

See notes to financial statements

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — Nature of Business

Chardan 2008 China Acquisition Corp. (the Company) is a newly organized British Virgin Islands (“BVI”) business company with limited liability. The Company is a blank check company formed for the purpose of acquiring, engaging in a merger, share capital exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination of an unidentified operating business. The Company intends to focus on identifying a prospective target business having its primary operations in the People’s Republic of China. Efforts in identifying a prospective target business will not be limited to a particular industry within China. The Company engaged in preliminary discussions with several potential targets, but it does not have any specific merger, share capital exchange, contractual control arrangement, asset acquisition or other business combination under consideration.

At June 30, 2009, the Company had not commenced any operations or generated revenue. All activity through June 30, 2009 relates to the Company’s inception, capital raising, the initial public offering described below and initial efforts to locate a suitable acquisition target. Following such initial public offering, the Company has not and will not generate any operating revenues until after completion of its initial business combination, at the earliest. The Company generates non-operating income in the form of interest income on cash and cash equivalents, held in a trust account, from the proceeds of such offering. The fund currently holds U.S. Treasuries with a face value of $54,302,000.00 for which it paid $54,298,675. These funds have been deposited in a trust account held by JP Morgan Chase’s London branch, and maintained by Continental Stock Transfer & Trust Company, acting as trustee.

Pursuant to the Company’s amended and restated memorandum and articles of association and applicable provisions of BVI law, the Company will promptly liquidate the trust account and distribute to our public shareholders all of the funds (net of taxes owed) held in it as of the date of our voluntary liquidation if we:

(a)	Do not effect a business combination within 18 months after consummation of the offering, or
(b)	Do not effect a business combination within 30 months from the consummation of the offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of the offering and the business combination has not yet been consummated within such 18 month period, or
(c)	Do not effect a business combination within 36 months from the consummation of the offering if the extended period is approved by our shareholders.

Note 2 — Basis of Presentation

The accompanying unaudited interim condensed financial statements of Chardan 2008 China Acquisition Corp., (the “Company”), and the notes thereto have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for December 31, 2008 and filed with the Securities and Exchange Commission on April 8, 2009. The interim financial information contained herein is not certified or audited; it reflects all adjustments (consisting of only normal recurring accruals) which are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented, stated on a basis consistent with that of the audited financial statements.

The Company has not produced any revenue from its principal business and is a development stage company as defined by the Statement of Financial Accounting Standards (SFAS) No. 7 “Accounting and Reporting by Development Stage Enterprises.”

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Note 2 — Basis of Presentation  – (continued)

The results of operations for the six months ended June 30, 2009 and from the period from inception (February 19, 2008) through June 30, 2008 are not necessarily indicative of annual results. The Company manages its business as one reportable segment.

Note 3 — Summary of Significant Accounting Policies

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results will differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt securities purchased with original or remaining maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Restricted Cash

In accordance with Accounting Review Board (ARB) No. 43, Chapter 3A “Current Assets and Current Liabilities,” cash which is restricted as to withdrawal is considered a noncurrent asset. Restricted cash consists of funds held in trust until provisions for release have been met. As of March 31, 2009, Chardan has approximately $54,300,000 held in U.S. Treasuries that are subject to such restrictions.

Deferred Acquisition Costs

Costs related to proposed acquisition costs are capitalized. Should an acquisition not occur, all related costs will be expensed. As of June 30, 2009, no such costs were incurred.

Accrued Interest

As of June 30, 2009, there is no accrued interest.

Income Taxes

The Company uses the liability method for income taxes as required by SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Income (Loss) per Share

The Company presents basic income (loss) per share and diluted earnings per share in accordance with the provisions of SFAS No. 128 “Earnings per Share”.

Under SFAS No.128, basic net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares outstanding during the year. Diluted net loss per share is computed by dividing the net loss for the year by the weighted average number of common shares and common share equivalents outstanding during the year.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents. The Company maintains accounts with financial institutions, which may exceed the insured Federal Deposit Insurance Corporation limit of $250,000 in the future. The Company minimizes its credit risks associated with cash by periodically evaluating the credit quality of its primary financial institutions.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Note 3 — Summary of Significant Accounting Policies  – (continued)

Recent Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In June 2009, the Financial Accounting Standards Board issued Statement “FASB” issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 168”). SFAS No. 168 will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. SFAS No. 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. SFAS No. 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009. This statement will have an impact on the Company’s financial statements since all future references to authoritative accounting literature will be references in accordance with SFAS No. 168.

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”. (“SFAS No. 165”) This Statement establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date and is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS No. 165 is not expected to have a material impact on the Company’s financial statements.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS No. 157-4 is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The implementation of FSP FAS No. 157-4 did not have a material on the Company’s financial position and results of operations.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued FSP FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments “. The objective of an other-than-temporary impairment analysis under existing U.S. generally accepted accounting principles (GAAP) is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. FSP FAS No. 115-2 and FAS No. 124-2 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. The implementation of FSP FAS No. 115-2 and FAS No. 124-2 did not have a material impact on the Company’s financial position and results of operations.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Note 3 — Summary of Significant Accounting Policies  – (continued)

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB issued FASB Staff Position “FSP” No. SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FSP amends SFAS No. 107 to require disclosures about fair values of financial instruments for interim reporting periods as well as in annual financial statements. The FSP also amends Accounting Principles Board Opinions “APB Opinion” No. 28 to require those disclosures in summarized financial information at interim reporting periods. This FSP becomes effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this FSP is not expected to have a material impact on our financial statements.

Amendments to the Impairment Guidance of EITF Issue No. 99-20

In January 2009, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20”. This FSP amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other than- temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, and other related guidance. This Issue is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 did not have a material effect on the Company’s financial statements

Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing

In June 2009, the FASB issued FSP Emerging Issues Task Force (“EITF”) Issue No. 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”. This Issue is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. Share lending arrangements that have been terminated as a result of counterparty default prior to the effective date of this Issue but for which the entity has not reached a final settlement as of the effective date are within the scope of this Issue. This Issue requires retrospective application for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. This Issue is effective for arrangements entered into on or after the beginning of the first reporting period that begins on or after June 15, 2009. Early adoption is not permitted. The Company is currently assessing the impact of FSP EITF 09-1 on its financial position and results of operations.

Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active

In October 2008, the FASB issued FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active.” This FSP clarifies the application of SFAS No. 157, “Fair Value Measurements,” in a market that is not active. The FSP also provides examples for determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS No. 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The impact of adoption was not material to the Company’s financial condition or results of operations.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Note 3 — Summary of Significant Accounting Policies  – (continued)

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The implementation of this standard will not have a material impact on the Company’s financial position and results of operations.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142 “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of the expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007) “Business Combinations” and other U.S. generally accepted accounting principles. The implementation of FSP FAS No. 142-3 is not expected to have a material impact on its financial statements.

Disclosure about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” This statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The Company was required to adopt SFAS No. 161 on January 1, 2009. The adoption of SFAS No. 161 on January 1, 2009 did not have a material effect on the Company’s financial statements

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115,” which becomes effective on February 1, 2008, permits companies to choose to measure many financial instruments and certain other items at fair value and report unrealized gains and losses in earnings. Such accounting is optional and is generally to be applied instrument by instrument. The election of this fair-value option did not have a material effect on its financial condition, results of operations, cash flows or disclosures.

Fair Value Measurements

In September 2006, the FASB No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value investments. SFAS No. 157 was effective for financial assets and liabilities on January 1, 2008. The statement deferred the implementation of the provisions of SFAS No. 157 relating to certain non-financial assets and liabilities until January 1, 2009. The adoption of SFAS No. 157 on January 1, 2009 for financial assets and liabilities did not have a material effect on the Company’s financial statements.

CHARDAN 2008 CHINA ACQUISITION CORP.
(A Corporation in the Development Stage)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Note 4 — United States Treasuries

Funds held in the trust account were used to purchase one-month Treasury bonds on June 4, 2009, at an aggregate price of $54,298,675. The bonds mature on July 2, 2009 with a face value of $54,302,000.

Note 5 — Accounts Payable

As of June 30, 2009, there was $13,000 of accounts payable related to on-going operational costs owed to third parties.

Note 6 — Equity

On March 12, 2008, the Company entered into an agreement to issue 2,291,666 insider units at a purchase price of $.01091 per unit, for total proceeds of $25,000. Each unit consists of one share of common stock and one warrant. These units have been issued and proceeds have been received. Accordingly, the Company presented these units as issued on the Statement of Shareholder’s Equity and Balance Sheet as of June 30, 2009.

The Company calculated the fair value of the warrants by using the Black-Scholes option-pricing model with the following weighted average assumptions: no dividend yield for all the years; expected volatility of 30.87%; risk-free interest rate of 2.5% and an expected life of four years. Based on the assumptions above, no value was assigned to these warrants at the date of issuance.

Note 7 — Agreements

The Company has entered into an agreement to pay a monthly fee of $7,500 to a related entity for general and administrative services. This agreement commenced on August 11, 2008 and will continue until the consummation of a business combination, 30 months from August 11, 2008, or the date on which the Company ceases its corporate existence, whichever occurs first.

Note 8 — Loans from Related Parties

As of June 30, 2009, loans from related parties totaled $25,000 which represents monies lent from Chardan Capital Markets. This money was lent to cover operational costs of the company that could not be covered entirely by interest earned on the trust account.

Annex A

December 10, 2009

The Board of Directors
Chardan 2008 China Acquisition Corp.
Suite 18E Tower A
Oriental Kenzo Plaza
48 Dongzhimenwai Street
Beijing, 100027
China

Ladies and Gentlemen:

We have been advised that Chardan 2008 China Acquisition Corp., a British Virgin Islands corporation (“Chardan”), intends to enter into a Master Acquisition Agreement (the “Master Agreement”), by and among DAL Group, LLC, a Delaware limited liability company organized under the laws of the State of Delaware (“DAL”), David J. Stern, the Law Offices of David J. Stern, P.A., a professional association licensed to practice law in the State of Florida (“DJS”), Professional Title and Abstract Company of Florida, Inc., a Florida corporation (“PTA”), Default Servicing, Inc., a Florida corporation (“DSI,” each of DJS, PTA and DSI is a “Seller” hereunder, and shall be referred to collectively as the “Sellers”), Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, a Delaware limited liability company (“FlatWorld”), Fortuna Capital Partners LP, a Delaware limited partnership (“Fortuna,” and collectively with FlatWorld, the “Existing Members”), DJS Processing, LLC, a Delaware limited liability company (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC, a Delaware limited liability company (“PTA LLC”), Default Servicing, LLC, a Delaware limited liability company (“DSI LLC”), and Chardan. We have been further advised that DJS LLC, PTA LLC and DSI LLC collectively operate a business providing residential mortgage foreclosure processing services, primarily in Florida, consisting of processing documentation in support of foreclosure actions, performing title searches and assisting lenders in the liquidation of foreclosed properties (the “Target Business”).

At Closing, the above-listed parties will enter into a Contribution and Membership Interest Purchase Agreement (the “DAL Membership Agreement”) whereby (i) the Sellers will transfer their respective interests in DJS LLC, PTA LLC and DSI LLC to DAL (ii) Chardan will contribute capital to DAL in exchange for a majority of the DAL membership interests and (iii) Chardan and each Seller will become members of DAL and will adopt, together with the Existing Members, the DAL Operating Agreement, contemporaneously with the Closing, to govern the respective rights and obligations of the members and to provide for the management of DAL. The transactions described in this opinion are referred to collectively as the Transaction. Capitalized terms used herein, but not defined herein, shall have the meanings ascribed to them in the Master Agreement, DAL Membership Agreement and other ancillary documents to be entered into in connection with the Transaction (collectively, the “Transaction Documents”). The terms and conditions of the Transaction and the other actions contemplated are more specifically set forth in the Transaction Documents.

In addition, Chardan will issue in a private placement transaction 1,500,000 Chardan common shares in exchange for gross proceeds of approximately $10.5 million.

Pursuant to the Transaction Documents, Chardan (x) will contribute between approximately $45.5 million to approximately $64.5 million in cash (depending on the level of shareholder redemption and the cash available at Closing) and (y) will be obligated to purchase from DAL's minority members, at their election, their DAL membership units in exchange for Chardan common shares on a one-for-one basis as follows:

(i)	2,700,000 DAL Common Units will be convertible one year after Closing;
(ii)	1,667,667 DAL Series A Preferred Units will be convertible into DAL Common Units one year after Closing; and
(iii)	3,900,000 DAL Series B Preferred Units will be convertible into DAL Common Units for a five-year period following the Closing if certain Chardan common share price targets ranging from $10 to $20 per share are achieved.

Items (x) and (y) above are referred to collectively as the “Consideration.”

The Board of Directors
Chardan 2008 China Acquisition Corp.
December 10, 2009

Ladenburg is a full service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. In the ordinary course of business, Ladenburg, certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, Chardan or any other party that may be involved in the Transaction and/or their respective affiliates.

We have been retained to render an opinion as to whether, on the date of such opinion, (i) the Consideration to be paid by Chardan is fair, from a financial point of view, to Chardan, and (ii) the fair market value of Target Business is at least equal to 80% of the net assets of Chardan.

Our opinion does not address any other term or aspect of the Transaction or the Transaction Documents, including, but not limited to, the fairness of the Transaction to, or any consideration therewith by, any other shareholders, creditors or other constituencies nor as to the fairness of the amount or nature of the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration to be received by the shareholders, or otherwise. We do not express any opinion as to the underlying valuation or future performance of Chardan, DAL, the Target Business or any party to the Transaction Agreements, or the price at which Chardan's, DAL's, the Target Business' or any party to the Transaction Agreements' securities might trade at any time in the future.

We have not been requested to opine as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategy that might exist for Chardan, the decision of whether Chardan should complete the Transaction, and other alternatives to the Transaction that might exist for Chardan. The financial and other terms of the Transaction were determined pursuant to negotiations between Chardan and the other parties and their respective advisors, and not pursuant to any recommendation from us.

In arriving at our opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed an execution draft of the Master Agreement dated as of December, 2009.
•	Reviewed a draft of the DAL Membership Agreement dated December 8, 2009.
•	Reviewed publicly available financial information and other data with respect to Chardan that we deemed relevant, including its Prospectus filed pursuant to Rule 424(b)(4) on August 12, 2008, Annual Report on Form 20-F for the year ended December 31, 2008, and Report on Form 6-K filed August 14, 2009.
•	Reviewed non-public information and other data with respect to the Target Business, including audited compiled financial statements for the three years ended December 31, 2008, unaudited compiled financial statements for the nine months ended September 30, 2009, financial projections for the four-year period ending December 31, 2012 (the “Projections”), and other internal financial information and management reports.
•	Reviewed and analyzed the Transaction's pro forma impact on Chardan's outstanding securities and shareholder ownership.
•	Considered the historical financial results and present financial condition of Chardan and the Target Business.
•	Reviewed certain publicly available information concerning the trading of, and the trading market for, Chardan's common shares and units.
•	Reviewed and analyzed the indicated value range of the Consideration.

The Board of Directors
Chardan 2008 China Acquisition Corp.
December 10, 2009

•	Reviewed and analyzed the Target Business' projected unlevered free cash flows derived from the Projections and prepared a discounted cash flow analysis.
•	Reviewed and analyzed certain financial characteristics of publicly-traded companies that were deemed to have characteristics comparable to the Target Business.
•	Reviewed and analyzed certain financial characteristics of target companies in transactions where such target company was deemed to have characteristics comparable to that of the Target Business.
•	Reviewed and compared the net asset value of Chardan to the indicated value range of the Target Business.
•	Reviewed and discussed with Chardan's and the Target Business' management and other Chardan and Target Business representatives certain financial and operating information furnished by them, including financial analyses and the Projections with respect to Chardan's and the Target Business' business and operations.
•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at our opinion, with your consent, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us and we have further relied upon the assurances of Chardan's, DAL's and the Target Business' management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and the Projections reviewed, we assumed that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. We have not evaluated the solvency or fair value of Chardan, DAL, the Target Business, or any other parties to the Transaction Documents, under any applicable foreign, state or federal laws relating to bankruptcy, insolvency or similar matters. We have not physically inspected the properties and facilities of Chardan, DAL, the Target Business or any other parties to the Transaction Documents, and have not made or obtained any evaluations or appraisals of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Chardan, DAL, the Target Business or any other parties to the Transaction Documents. We have not attempted to confirm whether Chardan, DAL, the Target Business or any other parties to the Transaction Documents have good title to their respective assets.

We assumed that the Transaction will be consummated in a manner that complies in all respects with applicable foreign, federal, state and local laws, rules and regulations. We have assumed, with your consent, that the final executed forms of the Transaction Documents will not differ in any material respect from the drafts we have reviewed and that the Transaction will be consummated on the terms set forth in the Transaction Documents, without further amendments thereto, and without waiver by Chardan of conditions to any of its obligations thereunder or in the alternative that any such amendments or waivers thereto will not be detrimental to Chardan or its shareholders in any material respect. We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Chardan, DAL or the Target Business or the Transaction. We have also assumed that the representations and warranties of the parties thereto contained in the Transaction Documents are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Transaction Documents. At your direction, we have not been asked to, nor do we, offer any opinion as to the contractual terms of the Transaction Documents or the prospect that the conditions set forth in the Transaction Documents will be satisfied.

The Board of Directors
Chardan 2008 China Acquisition Corp.
December 10, 2009

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of, December 10, 2009. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion to you or any other person.

Our opinion is for the use and benefit of the Board of Directors of Chardan in connection with its consideration of the Transaction. Our opinion may not be used by any other person, including the shareholders, noteholders, lenders or creditors of Chardan or for any other purpose without our prior written consent. Our opinion is not intended to and does not constitute an opinion or recommendation to any of Chardan's shareholders as to how such shareholder should vote or act with respect to the Transaction, should a vote of such shareholders be required, or any matter relating thereto. Our opinion should not be construed as creating any fiduciary duty on our part to any party to the Transaction Documents or any other person.

In connection with our services, and pursuant to that certain Fairness Opinion Agreement between Ladenburg and the Board of Directors of Chardan dated October 19, 2009 (the “Ladenburg Engagement Agreement”), we have received a retainer and are entitled to receive the balance of our fee, which is not contingent upon the completion of the Transaction, when we notify Chardan that we are prepared to deliver our opinion. Also, pursuant to the Ladenburg Engagement Agreement, Chardan has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. Ladenburg has not previously provided, nor are there any pending agreements to provide, any other services to Chardan.

Under our policies and procedures, a fairness committee did not approve or issue this opinion and was not required to do so.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, (i) the Consideration to be paid by Chardan is fair, from a financial point of view, to Chardan, and (ii) the fair market value of Target Business is at least equal to 80% of the net assets of Chardan.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

PROPOSED FORM

Annex B

BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT

(NO. 16 OF 2004)

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

DJSP ENTERPRISES, INC.

Incorporated the 19th day of February 2008

Amended on 31 July 2008

and on [  ] 2010

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

(the “Act”)

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

DJSP Enterprises, Inc.

1	Company Name
1.1	The name of the Company is DJSP Enterprises, Inc.
1.2	The directors or members may from time to time change the Company’s name by Resolution of Directors or Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file an application for change of name with the Registrar, and any such change will take effect from the date of the certificate of change of name issued by the Registrar.
1.3	A change of name of the Company shall constitute an amendment of the Memorandum and Articles and in the event of a resolution being passed to change the name of the Company, the provisions below in respect of amendments to the Memorandum and Articles must be complied with.
2	Company Limited by Shares, Liability of Members
2.1	The Company is a company limited by shares.
2.2	The liability of each member is limited to:
2.2.1	the amount from time to time unpaid on that member’s shares;
2.2.2	any liability expressly provided for in the Memorandum or the Articles; and
2.2.3	any liability to repay a distribution pursuant to section 58(1) of the Act.
3	Registered Office
3.1	The first registered office of the Company will be situated at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
3.2	The directors may from time to time change the Company’s registered office by Resolution of Directors, provided that the Company’s registered office shall at all times be the office of the registered agent. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of change of registered office, and any such change of registered office will take effect from the date of the registration by the Registrar of such notice.
4	Registered Agent
4.1	The first registered agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
4.2	The directors may from time to time change the Company’s registered agent by Resolution of Directors. The directors shall give notice of such resolution to the registered agent of the Company (meaning the existing registered agent), for the registered agent to file with the Registrar a notice of change of registered agent, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.

4.3	If the existing registered agent does not file such notice on instruction by the directors, the directors shall procure that a notice of change of registered agent is filed with the Registrar by a legal practitioner in the British Virgin Islands acting on behalf of the Company, and any such change of registered agent will take effect from the date of the registration by the Registrar of such notice.
5	General Objects and Powers
5.1	Subject to the following provisions of this Memorandum and Clause 11, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Act or any other law of the British Virgin Islands.
5.2	The Company has no power to:
5.2.1	carry on banking or trust business, unless it is licensed to do so under the Banks and Trust Companies Act, 1990;
5.2.2	carry on business as an insurance or as a reinsurance company, insurance agent or insurance broker, unless it is licensed or authorised to do so under the Insurance Act, 1994;
5.2.3	carry on the business of company management unless it is licensed to do so under the Companies Management Act, 1990;
5.2.4	carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands unless it is licensed to do so under the Banks and Trust Companies Act, 1990; or
5.2.5	carry on the business as a mutual fund, mutual fund manager or mutual fund administrator unless it is licensed to do so under the Mutual Funds Act, 1996.
5.3	Without limiting the foregoing, the powers of the Company include the power to do the following:
5.3.1	grant options over unissued shares in the Company and treasury shares;
5.3.2	issue securities that are convertible into shares;
5.3.3	issue debt obligations of every kind and grant options, warrants and rights to acquire debt obligations;
5.3.4	guarantee a liability or obligation of any person and secure any of its obligations by mortgage, pledge or other charge, of any of its assets for that purpose; and
5.3.5	protect the assets of the Company for the benefit of the Company, its creditors and its members and, at the discretion of the directors, for any person having a direct or indirect interest in the Company.
6	Maximum Number of Authorised Shares
6.1	The Company is authorised to issue a maximum of 65,000,000 shares of the following classes with a par value of US$0.0001 each:
6.1.1	60,000,000 ordinary shares (“Ordinary Shares”), par value $0.0001; and
6.1.2	5,000,000 preferred shares (“Preferred Shares”), 1,666,667 of which shall be designated Series A Preferred Shares, par value $0.0001.
6.2	The members may from time to time by Resolution of Members increase the maximum number of shares the Company is authorised to issue, by amendment to the Memorandum in accordance with the provisions below.

7	Rights Conferred by Shares
7.1	The rights attaching to the various classes and subclasses of shares are as follows:
7.1.1	Ordinary Shares — Each Ordinary Share confers on the holder:
(a)	the right to one vote at a meeting of the members of the Company or on any resolution of the members of the Company;
(b)	the right to an equal share in any dividend paid by the Company in accordance with the Act; and
(c)	subject to the Series A Liquidation Preference set out in Clause 7.1.2 (c), below, the right to an equal share in the distribution of the surplus assets of the Company.
7.1.2	Series A Preferred Shares — Each Series A Preferred Share confers on the holder:
(a)	the right to one vote at a meeting of the members of the Company as if the Series A Preferred shares had been converted into Ordinary Shares;
(b)	the right to convert any Series A Preferred Shares at the option of the holder for Ordinary Shares as follows:
(i)	any Conversion shall be exercised pursuant to a notice given by a holder of a Series A Preferred Shares (a “Converting Party”) to the Company that such Converting Party elects to exercise its rights to require the Company to convert the number of Series A Preferred Shares held by the Converting Party as specified in such notice into Ordinary Shares (the “Notice of Conversion”). The Converting Party shall transfer to the Company such number of Series A Preferred Shares as indicated in the Notice of Conversion. The Company agrees to issue to the Converting Party a number of Ordinary Shares for each Series A Preferred Share specified in the Notice of Conversion multiplied by the Conversion Factor and register the Converting Party’s name in the Company’s share register. The Ordinary Shares shall be issued in the name of the Converting Party as duly authorized and validly issued Ordinary Shares, free of any pledge, lien, encumbrance or restriction, other than restrictions provided in this Memorandum. The Company will at all times, with respect to the Series A Preferred Shares maintain and keep available, solely for the issuance and delivery upon the conversion of Series A Preferred Shares as provided herein, that number of Ordinary Shares as from time to time shall be issuable upon the conversion of all outstanding Series A Preferred Shares;
(ii)	the Conversion Factor means one (1) provided, however, that if a Share Division occurs, then the Conversion Factor shall be adjusted by multiplying the Conversion Factor in effect immediately prior to such event by a fraction, (a) the numerator of which shall be the number of Ordinary Shares issued and outstanding immediately after such Share Division plus the Ordinary Shares issuable upon the conversion of the Series A Preferred Shares issued and outstanding on the record date of such Share Division, (assuming for such purposes that such Share Division has occurred at such time) and (b) the denominator of which shall be the actual number of Ordinary Shares issued and outstanding on the record date for such Share Division plus the Ordinary Shares issuable upon conversion of the Series A Preferred Shares (determined without the above assumption). “Share Division” means when the Company (i) declares or pays a dividend on its issued and outstanding Ordinary Shares in Ordinary Shares or makes a distribution to all holders of its issued and outstanding Ordinary Shares in Ordinary Shares, (ii) splits or subdivides its issued and outstanding Ordinary Shares, or (iii) effects a reverse share split or otherwise combines its issued and outstanding Ordinary Shares into a smaller number of Ordinary Shares;

(c)	the right to a preference (the “Series A Liquidation Preference”) over the holders of the Ordinary Shares or any other class of Preferred Shares in the distribution of the surplus assets of the Company in the event of a liquidation (a “Liquidation Event”) in an amount of $15.00 per share and payable at the time of the closing of a Liquidation Event for which there is a closing, such amount subject to proportional adjustment in the case of share splits, recapitalizations, ordinary share dividends, Share Divisions and similar changes in the Company’s capital structure. For purposes of this Memorandum, a “Liquidation Event” shall include any liquidation or winding up of the Company, merger, or acquisition of the Company as a result of which the shareholders of the Company do not own a majority of the outstanding shares of the surviving corporation, or the sale of substantially all of the assets of the Company;
(d)	the right to an equal share in any dividend paid by the Company in accordance with the Act; and
(e)	other than in connection with a Liquidation Event, the right to an equal share in the distribution of the surplus assets of the Company as if the Series A Preferred Shares had been converted into Ordinary Shares.
7.2	The directors, subject to the Act, by amending this Memorandum and/or the Articles, may determine the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including without limitation preferences that any of the undesignated Preferred Shares to be issued by the Company confers on the holder.
7.3	The rights attached to any class or subclass (unless otherwise provided by the terms of issue of the shares of that class or subclass), other than the Ordinary Shares, may, whether or not the Company is being wound up, be varied only with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class or subclass of shares which may be affected by such variation.
8	Registered Shares Only

Shares in the Company may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

9	Amendments to the Memorandum and Articles
9.1	Subject to the provisions of the Act, the directors or members may from time to time amend the Memorandum or Articles by Resolution of Directors or Resolution of Members. The directors shall give notice of such resolution to the registered agent of the Company, for the registered agent to file with the Registrar a notice of the amendment to the Memorandum or Articles, or a restated memorandum and articles of association incorporating the amendment(s) made, and any such amendment to the Memorandum or Articles will take effect from the date of the registration by the Registrar of the notice of amendment or restated memorandum and articles of association incorporating the amendment(s) made.
9.2	The directors shall not have the power to amend the Memorandum or Articles:
9.2.1	to restrict the rights or powers of the members to amend the Memorandum or Articles;
9.2.2	to change the percentage of members required to pass a resolution to amend the Memorandum or Articles;
9.2.3	in circumstances where the Memorandum or Articles may only be amended by the members; or
9.2.4	to change the number of directors, the classes of directors, the term of office of directors or the manner in which the directors are nominated or appointed.

9.3	A change of registered office or registered agent shall not constitute an amendment of the Memorandum or Articles.
9.4	An amendment to the Memorandum or Articles which would have the effect of varying the rights of the holders of a class of shares may only be made in accordance with the provisions of the Memorandum and Articles relating to the variation of class rights.
10	Members Reserved Matters
10.1	Notwithstanding anything in this Memorandum or in the Articles annexed hereto to the contrary, no Members Reserved Matters may be authorised, approved, done, effected or otherwise consummated, agreed to or consented to by the Company, its directors or its members except, if it is (a) proposed at a meeting of the members at which a quorum is present and approved and consented to by the affirmative vote of members holding a majority of the issued and outstanding Series A Preferred Shares present or represented by proxy at the meeting and who voted and did not abstain; or (b) if it is in the form of a written consent and approved and consented to by members holding a majority of the issued and outstanding Series A Preferred Shares.
10.2	The following matters shall constitute Members Reserved Matters:
10.2.1	authorising and approving any issuance of any shares or series of shares or other securities in the Company unless they are convertible into, exchangeable or exercisable for Ordinary Shares that are not being issued for compensatory purposes;
10.2.2	authorising and approving any issuance of Series A Preferred Shares or warrants or other securities convertible into or exchangeable or exercisable for Series A Preferred Shares, including, but not limited to, share dividends, subdivisions and consolidations;
10.2.3	authorising, issuing or entering into any agreement providing for (i) the issuance (contingent or otherwise) of any equity securities in the Company (or any securities convertible into or exchangeable or exercisable for any equity securities in the Company) with preferences and class rights senior to or on parity with the Series A Preferred Shares;
10.2.4	authorising or approving any amendment to the Company’s issued and outstanding warrants;
10.2.5	authorising the grant or award of incentive shares in the Company;
10.2.6	selling, transferring or disposing of the whole or any part of any of the Company’s membership interest in DAL Group, LLC;
10.2.7	the establishment of any subsidiary of the Company or the taking of any action as set out in this Clause with respect to any subsidiary;
10.2.8	changing the number of directors, the classes of directors, the terms of office of directors or the manner of nominating or appointing directors;
10.2.9	the issuance of any equity securities in the Company at below Market Price; and
10.2.10	amending Clause 10 or 11 of this Memorandum.

“Market Price” on any date shall mean, with respect to any class or series of issued and outstanding Ordinary Shares, the Closing Price for such Ordinary Shares on such date. The “Closing Price” on any date shall mean the last quoted or reported sales price on The Nasdaq Stock Market or other principal exchange on which the Ordinary Shares are traded, or, if not so quoted or reported, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use.

11	Company Covenants
11.1	The Company shall devote all of its time and business efforts to the following and shall engage in no other business or conduct any other activities, except as follows:
11.1.1	promoting the business and interests of DAL Group, LLC, including without limitation (i) conducting Capital Transactions in furtherance of the business of the Company, (ii) issuing securities under equity incentive plans (subject to receipt of property of equal value by the Company), and (iii) fulfilling the Company’s obligations under agreements with DAL Group, LLC, as the same may be amended, modified or supplemented;
11.1.2	holding Common Membership Units in DAL Group, LLC (or securities convertible into or exercisable for Common Membership Units) and enforcing, fulfilling and managing the Company’s rights, duties, liabilities and obligations as a Member holding Common Membership Units in DAL Group, LLC (or securities convertible into or exercisable for Common Membership Units);
11.1.3	maintaining the Company’s status as a public reporting company with publicly traded securities, including without limitation (i) preparing public filings and registration statements, (ii) registering securities of the Company for public sale, (iii) arranging for accounting, audit and related services for the Company’s financial statements, (iv) communicating with and providing reports to members, and (v) handling investor and public relations;
11.1.4	prosecuting, enforcing, exploiting, defending, settling, fulfilling and managing the Company’s rights, duties, liabilities and obligations arising in, under or from any of such securities as the Company may issue;
11.1.5	conducting Capital Transactions solely to fund activities of the Company that are not provided for or reimbursed by DAL Group, LLC, provided that such activities constitute activities permitted under this Clause 11, other than under this paragraph 11.1.5;
11.1.6	complying with all Legal Requirements that the Company is or may become subject to; and
11.1.7	doing everything necessary, suitable, convenient or proper for, or in connection with, or incident to, the accomplishment of any of the foregoing activities.
11.2	The Company shall take the following actions:
11.2.1	call the Warrants at the earliest time permitted under the Warrants; or
11.2.2	exercise the DAL Group, LLC warrants and options within five (5) business days following the month in which the corresponding warrant or option held by the Company’s warrant or option holders was exercised or, if the amount of proceeds received by the Company from the exercise of such warrants or options exceeds US$1,000,000 in a month, within five (5) Business Days after the proceeds reach this level; and
11.2.3	distribute to its shareholders any distribution received from DAL Group, LLC promptly after receiving such funds, less taxes and other expenses paid or payable by the Company, to its shareholders of record on the date of receipt by the Company of such distribution.
11.3	“Capital Transaction” means (A) any private placement, public offering or other sale or disposition after the Effective Date of Ordinary Shares, or securities convertible into or exchangeable or exercisable for Ordinary Shares (a “Convertible Security”), or the exercise, conversion or exchange of a Convertible Security, including Ordinary Shares or Convertible Securities issued in a merger or other business combination, or (B) the sale of property, incurrence of indebtedness, recapitalization or refinancing, or from any other capital raising transaction not covered by (A).

11.4	“Legal Requirement” means any federal, state, local, municipal, foreign, or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, order edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is, has been or may in the future be issued, enacted, adopted, passed, approved, promulgated, made, implemented, or otherwise put into effect by or under any governmental authority.
11.5	“Warrants” means the 11,166,666 warrants issued by the Company in its initial public offering, exercisable at US$5.00 each for one Ordinary Share, expiring on August 11, 2012.

We, Maples Finance BVI Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 19th day of February, 2008.

Incorporator

(Sgd.) Clinton Hempel

Clinton Hempel
Authorised Signatory
Maples Finance BVI Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

DJSP Enterprises, Inc.

1	Interpretation

The following Articles shall constitute the Articles of the Company. In these Articles, words and expressions defined in the Act shall have the same meaning and, unless otherwise required by the context, the singular shall include the plural and vice versa, the masculine shall include the feminine and the neuter and references to persons shall include corporations and all legal entities capable of having a legal existence.

In these Articles, unless there is something in the subject or context inconsistent therewith:

“Act”	means the BVI Business Companies Act, 2004 (as amended)
“Articles”	means these articles of association of the Company.
“Audit Committee”	means, where applicable, the audit committee of the Company formed pursuant to Article 19 hereof, or any successor audit committee.
“Auditor”	means the independent auditor of the Company, which shall be a PCAOB registered accounting firm.
“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefore) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
“Company”	means the above named company.
“competent regulatory authority”	a competent regulatory authority in the territory where the Shares (or depositary receipts therefore) are listed or quoted on a stock exchange or interdealer quotation system in such territory.
“Designated Stock Exchange”	shall mean either the Over-the-Counter Bulletin Board, the Global Select System, Global System or the Capital Market of the NASDAQ Stock Market, Inc., the American Stock Exchange, or the New York Stock Exchange, provided, however, that until the Shares are listed on any such “Exchange” the rules of any such Designated Stock Exchange shall be inapplicable to these Articles of Association of the Company.
“directors”	means the directors for the time being of the Company.
“Dividend”	includes an interim dividend.
“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended.
“executive office”	means such office of the Company as the directors may from time to time determine to be the principal office of the Company.
“FINRA”	means the Financial Industry Regulatory Authority.
“FINRA Manual”	means the document by that name as published from time to time by FINRA, or any successor organisation thereto, and includes any amendment or supplement to such document.

“FINRA Rules”	means the rules set forth in the FINRA Manual.
“Member”	has the same meaning as in the Act.
“Memorandum”	means the memorandum of association of the Company.
“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“SEC”	means the United States Securities and Exchange Commission.
“Securities Act”	means the United States Securities Act of 1933, as amended.
“Share” and “Shares”	means a share or shares in the Company and includes a fraction of a share.
2	Shares
2.1	Every person whose name is entered as a member in the share register, being the holder of registered shares, shall without payment, be entitled to a certificate signed by a director or under the common seal of the Company with or without the signature of any director or officer of the Company specifying the share or shares held and the par value thereof, provided that in respect of shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.
2.2	If a certificate is worn out or lost it may be renewed on production of the worn out certificate, or on satisfactory proof of its loss together with such indemnity as the directors may reasonably require. Any member receiving a share certificate shall indemnify and hold the Company and its officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession of such a certificate.
3	Shares and Variation of Rights
3.1	Subject to the provisions of the Memorandum and these Articles and, where applicable, the rules of the Designated Stock Exchange, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, being not less than the par value of the shares being disposed of, and upon such terms and conditions as the directors may determine.
3.2	Subject to the provisions of the Memorandum and the Act in this regard, shares may be issued on the terms that they are redeemable, or at the option of the Company be liable to be redeemed on such terms and in such manner as the directors before or at the time of the issue of such shares may determine. The directors may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the Company on such terms as it may from time to time determine.
3.3	The Company may redeem any share issued by the Company at a premium.
3.4	The rights attached to any class other than Ordinary Shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be adversely affected by such variation.

3.5	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. Except as otherwise expressly provided in the Memorandum or the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or of the holders of ordinary shares shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions in the Memorandum or these Articles.
3.6	Except as required by the Act, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except as provided by these Articles or by the Act) any other rights in respect of any share except any absolute right to the entirety thereof by the registered holder.
4	Transfer of Shares
4.1	Shares in the Company shall be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. The instrument of transfer shall also be signed by the transferee if registration as a holder of the shares imposes a liability to the Company on the transferee. The instrument of transfer of a registered share shall be sent to the Company for registration. Shares in the Company may be registered through the transfer agent of the Company or through the broker-dealer selected by a share holder as a book-entry position on the books and records of the Company and may be electronically transferred between the transfer agent of the Company and the broker-dealer chosen by the shareholder, through a facility currently administered by The Depository Trust Company.
4.2	Subject to the Memorandum of Association, these Articles and to section 54(5) of the Act, the Company shall, on receipt of an instrument of transfer, enter the name of the transferee of the share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in the resolution.
5	Transmission of Shares
5.1	Subject to sections 52(2) and 53 of the Act, the executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognised by the Company as having any title to his share, save that and only in the event of death, incompetence or bankruptcy of any member or members of the Company as a consequence of which the Company no longer has any directors or members, then upon the production of any documentation which is reasonable evidence of the applicant being entitled to:
(a)	a grant of probate of the deceased’s will, or grant of letters of administration of the deceased’s estate, or confirmation of the appointment as executor or administrator (as the case may be), of a deceased member’s estate; or
(b)	the appointment of a guardian of an incompetent member; or
(c)	the appointment as trustee of a bankrupt member; or
(d)	upon production of any other reasonable evidence of the applicant’s beneficial ownership of, or entitlement to the shares,

to the Company’s registered agent in the British Virgin Islands together with (if so requested by the registered agent) a notarised copy of the share certificate(s) of the deceased, incompetent or bankrupt member, an indemnity in favour of the registered agent and appropriate legal advice in respect of any document issued by a foreign court. The administrator, executor, guardian or trustee in bankruptcy (as the case may be) notwithstanding that their name has not been entered in the share register of the Company, may by written resolution of the applicant, endorsed with written approval by the registered agent, be entered in the share register as the legal and or beneficial owner of the shares.

5.2	The production to the Company of any document which is reasonable evidence of:
(a)	a grant of probate of the will, or grant of letters of administration of the estate, or confirmation of the appointment as executor, of a deceased member; or
(b)	the appointment of a guardian of an incompetent member; or
(c)	the trustee of a bankrupt member; or
(d)	the applicant’s legal and or beneficial ownership of the shares,

shall be accepted by the Company even if the deceased, incompetent member or bankrupt member is domiciled outside the British Virgin Islands if the document is issued by a foreign court which had competent jurisdiction in the matter. For the purposes of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

5.3	Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.
5.4	Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.
5.5	What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.
6	Acquisition of Own Shares

Subject to the provisions of the Act in this regard and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the directors may, on behalf of the Company purchase, redeem or otherwise acquire any of the Company’s own shares for such consideration as they consider fit, and either cancel or hold such shares as treasury shares. The directors may dispose of any shares held as treasury shares on such terms and conditions as they may from time to time determine. Shares may be purchased or otherwise acquired in exchange for newly issued shares in the Company.

7	Meetings of Members
7.1	The directors may convene meetings of the members of the Company at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members entitled to exercise at least thirty (30) percent of the voting rights in respect of the matter for which the meeting is requested.
7.2	Seven (7) days’ written notice at the least specifying the place, the day and the hour of the meeting and general nature of the business to be conducted shall be given in the manner hereinafter mentioned to such persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

7.3	Notwithstanding Article 7.1, a meeting of members held in contravention of the requirement to give notice is valid if members holding a ninety (90) percent majority of:
(a)	the total voting rights on all the matters to be considered at the meeting; or
(b)	the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with an absolute majority of the remaining votes,

have waived notice of the meeting and, for this purpose, the presence of a member at the meeting shall be deemed to constitute waiver on his part.

7.4	The inadvertent failure of the directors to give notice of a meeting to a member or the fact that a member has not received the notice shall not invalidate the meeting.
8	Proceedings at Meetings of Members
8.1	No business shall be transacted at any meeting unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise at least fifty (50) percent of the voting rights of the shares of each class or series of shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining shares entitled to vote thereon.
8.2	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine.
8.3	When present, the chairman of the Company’s board of directors shall act as chairman of the meeting (the “Chairman”), and if not, then the person so designated by the chairman of the Company’s board of directors shall act as Chairman.
8.4	The Chairman may, with the consent of the holders of a majority of those voting rights present at the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place and then only in the event that there is a quorum.
8.5	At any meeting a resolution put to the vote of the meeting shall be decided on a show of hands by a simple majority unless a poll is (before or on the declaration of the result of the show of hands) demanded:
(a)	by the Chairman;
(b)	any independent director of the Company; or
(c)	by any member present in person or by proxy and holding not less than one tenth of the total voting shares issued by the Company and having the right to vote at the meeting.
8.6	Unless a poll be so demanded, a declaration by the Chairman that a resolution has, on a show of hands been carried, and an entry to that effect in the book containing the minutes of the proceedings of the Company, shall be sufficient evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against such resolution.
8.7	If a poll is duly demanded it shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.
8.8	The Chairman of the meeting shall not be entitled to a second or casting vote.

9	Votes of Members
9.1	At any meeting of members, every holder of a voting share present in person or by proxy shall have one vote for every voting share of which he is the holder, whether on a show of hands or on a poll.
9.2	Subject to the Memorandum of Association or these Articles, any action required or permitted to be taken by the members of the Company must be effected by a duly convened and held meeting of the Company and may not be effected by a written consent of the members.
9.3	If a committee is appointed for any member who is of unsound mind, that member may vote by such committee.
9.4	If two or more persons are jointly entitled to a registered share or shares and if more than one of such persons shall vote in person or by proxy at any meeting of members or in accordance with the terms of Article 9.1, the vote of that person whose name appears first among such voting joint holders in the share register shall alone be counted.
9.5	Votes may be given either personally or by proxy.
9.6	The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.
9.7	Subject to Article 9.8 below, an instrument appointing a proxy shall be in such form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.
9.8	The instrument appointing a proxy shall be in writing under the hand of the appointer unless the appointer is a corporation or other form of legal entity other than one or more individuals holding as joint owner in which case the instrument appointing a proxy shall be in writing under the hand of an individual duly authorised by such corporation or legal entity to execute the same.
10	Corporations Acting by Representatives at Meetings

Any corporation or other form of corporate legal entity which is a member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the members or any class of members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

11	Directors
11.1	Subject to any subsequent amendment to change the number of directors, the number of the directors shall be seven.
11.2	The first director or directors shall be appointed by the registered agent of the Company. Thereafter, the directors shall be appointed:
11.2.1	subject to Article 11.2.2 below, by the members or the directors for such terms as the members or directors may determine;
11.2.2	The directors shall be divided into four classes: Class A, Class B, Class C and Class D. The number of directors in each class shall be as nearly equal as possible. There shall be two Class A, Class C and Class D directors, and one Class B director. The two Class A directors shall stand elected for a term expiring at the Company’s first annual general meeting following the adoption of these Seconded Amended and Restated Articles, the one Class B director shall stand elected for a term expiring at the Company’s second annual general meeting following the adoption of these Seconded Amended and Restated Articles, the two Class C Directors shall stand elected for a term expiring at the Company’s third annual general meeting following the adoption of these Seconded Amended and Restated Articles and the two Class D Directors shall stand elected for a term expiring at the Company’s fourth annual general meeting following the adoption of these Seconded Amended and Restated Articles. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the fourth succeeding annual general meeting after their election. Except as the Act or other applicable law may otherwise require, in the interim between annual general meetings or general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
11.3	Notwithstanding the provisions of section 114 of the Act, each director holds office until his successor takes office or until his earlier death, resignation or removal by the members as per Article 11.2.
11.4	Subject to Article 11.2 above, a vacancy in the board of directors may be filled by a resolution of members or a resolution passed by the majority of the remaining directors.
11.5	A director shall not require a share qualification, but nevertheless shall be entitled to attend and speak at any meeting of the members and at any separate meeting of the holders of any class of shares in the Company.
11.6	The directors or, if the Shares (or depositary receipts therefore) are listed or quoted on a Designated Stock Exchange, and if required by the Designated Stock Exchange, any committee thereof, may, by resolution, fix the emolument of directors in respect of services rendered or to be rendered in any capacity to the Company. The directors may also be paid such travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors, or any committee of the directors or meetings of the members, or in connection with the business of the Company as shall be approved by resolution of the directors.
11.7	Any director who, by request, goes or resides abroad for any purposes of the Company, or who performs services which in the opinion of the Board go beyond the ordinary duties of a director, may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as shall be approved by resolution of the directors, or any committee thereof.
11.8	The Company may pay to a director who at the request of the Company holds any office (including a directorship) in, or renders services to, any company in which the Company may be interested, such remuneration (whether by way of salary, commission, participation in profits or otherwise) in respect of such office or services as shall be approved by resolution of the directors, or any committee thereof.
11.9	The office of director shall be vacated if the director:
(a)	is removed from office by resolution of members; or
(b)	becomes disqualified to act as a director under section 111 of the Act.
11.10	A director may hold any other office or position of profit under the Company (except that of auditor) in conjunction with his office of director, and may act in a professional capacity to the Company on such terms as to remuneration and otherwise as the directors shall arrange.

11.11	A director may be or become a director or officer of, or otherwise be interested in any company promoted by the Company, or in which the Company may be interested, as a member or otherwise, and no such director shall be accountable for any remuneration or other benefits received by him as director or officer or from his interest in such other company. The directors may also exercise the voting powers conferred by the shares in any other company held or owned by the Company in such manner in all respects as they think fit, including the exercise thereof in favour of any resolutions appointing them, or of their number, directors or officers of such other company, or voting or providing for the payment of remuneration to the directors or officers of such other company. A director may vote in favour of the exercise of such voting rights in the manner aforesaid notwithstanding that he may be, or be about to become, a director or officer of such other company, and as such in any other manner is, or may be, interested in the exercise of such voting rights in the manner aforesaid.
11.12	No director shall be disqualified by his office from contracting with the Company either as a vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any director shall be in any way interested be voided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement, by reason of such director holding that office or by reason of the fiduciary relationship thereby established, provided the procedure in Article 11.13 below is followed.
11.13	A director of the Company shall, immediately after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose such interest to the board of directors.
11.14	A director of the Company is not required to comply with Article 11.13 above if:
(a)	the transaction or proposed transaction is between the director and the Company; and
(b)	the transaction or proposed transaction is or is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions.
11.15	For the purposes of Article 11.13 above, a disclosure to the board to the effect that a director is a member, director, officer or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that company or person, is a sufficient disclosure of interest in relation to that transaction.
11.16	Subject to section 125(1) of the Act, the failure by a director to comply with Article 11.13 does not affect the validity of a transaction entered into by the director or the Company.
12	Officers
12.1	The directors of the Company may, by resolution of directors, appoint officers of the Company at such times as shall be considered necessary or expedient, and such officers may consist of a President, one or more Vice Presidents, a Secretary and a Treasurer and/or such other officers as may from time to time be deemed desirable. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the directors thereafter, but in the absence of any specific allocation of duties it shall be the responsibility of the President to manage the day to day affairs of the Company, the Vice Presidents to act in order of seniority in the absence of the President, but otherwise to perform such duties as may be delegated to them by the President, the Secretary to maintain the registers, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the Treasurer to be responsible for the financial affairs of the Company.
12.2	Any person may hold more than one office and no officer need be a director or member of the Company. The officers shall remain in office until removed from office by the directors, whether or not a successor is appointed.

13	Powers of Directors
13.1	The business of the Company shall be managed by the directors, who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company necessary for managing, and for directing and supervising, the business and affairs of the Company as are not by the Act or by these Articles required to be exercised by the members, subject to any delegation of such powers as may be authorised by these Articles and permitted by the Act.
13.2	The board of directors may entrust to and confer upon any director or officer any of the powers exercisable by it upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers. Subject to the provisions of section 110 of the Act, the directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committees so formed shall in the exercise of powers so delegated conform to any regulations that may be imposed on it by the directors or the provisions of the Act.
13.3	The directors may from time to time by power of attorney appoint any company, firm or person or body of persons to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as the directors think fit.
13.4	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be, in such manner as the directors shall from time to time by resolution determine.
13.5	The directors may:
(a)	exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party; and
(b)	where the Company is a wholly-owned subsidiary, the directors may, in exercising their powers or performing their duties, act in a manner which the directors believe is in the best interests of the Company’s holding company, even though it may not be in the best interests of the Company.
13.6	The continuing directors may act notwithstanding any vacancy in their body, save that if the number of directors shall have been fixed at two or more persons and by reason of vacancies having occurred in the board of directors there shall be only one continuing director, he shall be authorised to act alone only for the purpose of appointing another director.
14	Proceedings of Directors
14.1	The meetings of the board of directors and any committee thereof shall be held at such place or places as the directors shall decide.
14.2	The directors may elect a chairman (the “Chairman of the Board of Directors”) of their meeting and determine the period for which he is to hold office. If no such Chairman of the Board of Directors is elected, or if at any meeting the Chairman of the Board of Directors is not present at the time appointed for holding the meeting, the directors present may choose one of their number to be Chairman of the Board of Directors for the meeting. If the directors are unable to choose a Chairman of the Board of Directors, for any reason, then the oldest director present at the meeting shall preside as the Chairman of the Board of Directors.

14.3	The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. A director may at any time summon a meeting of the directors. If the Company shall have only one director, the provisions hereinafter contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record in writing and sign a note of memorandum of all matters requiring a resolution of the directors. Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.
14.4	A director shall be given not less than twenty four (24) hours notice of a meeting of the directors.
14.5	Notwithstanding Article 14.4, a meeting of directors held in contravention of Article 14.4 is valid if all of the directors entitled to vote at the meeting have waived the notice of the meeting in writing, provided that, for this purpose, the presence of a director at the meeting shall be deemed to constitute waiver on his part.
14.6	A meeting of the directors is duly constituted for all purposes if at the commencement of the meeting there are present in person not less than a majority of the total number of directors with a minimum of two (2), or in the case of only one director a minimum of one (1).
14.7	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.
14.8	Any one or more members of the board of directors or any committee thereof may participate in a meeting of such board of directors or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participating by such means shall constitute presence in person at a meeting.
14.9	A resolution approved by all of the directors for the time being entitled to receive notice of a meeting of the directors or of a committee of the directors and taking the form of one or more documents in writing or by telefax or other written or electronic communication shall be as valid and effectual as if it had been passed at a meeting of the directors or of such committee duly convened and held, without the need for any notice.
15	Indemnity

Subject to the provisions of the Act, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or
(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.
16	Seal

The directors shall provide for the safe custody of the common seal of the Company. The common seal when affixed to any instrument except as provided in Article 2.1, shall be witnessed by a director or officer of the Company or any other person so authorised from time to time by the directors. The directors may provide for a facsimile of the common seal and approve the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the common seal has been affixed to such instrument and the same had been signed as hereinbefore described.

17	Distributions
17.1	Subject to the provisions of the Act, the directors of the Company may, by resolution, authorise a distribution by the Company at a time, and of an amount, and to any members they think fit if they are satisfied, on reasonable grounds, that the Company will, immediately after the distribution, satisfy the solvency test as stipulated in section 56 of the Act.
17.2	Subject to the rights of the holders of shares entitled to special rights as to distributions, all distributions shall be declared and paid according to the par value of the shares in issue, excluding those shares which are held by the Company as Treasury Shares at the date of declaration of the distribution.
17.3	The directors may, before recommending any distribution, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at their discretion, either be employed in the business of the Company or be invested in such investments as the directors may from time to time think fit.
17.4	If several persons are registered as joint holders of any share, any of them may give effectual receipt for any distribution or other monies payable on or in respect of the share.
17.5	Notice of any distribution that may have been declared shall be given to each member in manner hereinafter mentioned and all distributions unclaimed for three years after having been declared may be forfeited by the directors for the benefit of the Company.
17.6	No distribution shall bear interest against the Company.
18	Company Records
18.1	The Company shall keep records that:
(a)	are sufficient to show and explain the Company’s transactions; and
(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.
18.2	The Company shall keep:
(a)	minutes of all meetings of:
(i)	directors,
(ii)	members,
(iii)	committees of directors, and
(iv)	committees of members;
(b)	copies of all resolutions consented to by:
(i)	directors,
(ii)	members,
(iii)	committees of directors, and
(iv)	committees of members;
(c)	an imprint of the common seal at the registered office of the Company.
18.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:
(a)	minutes of meetings and resolutions of members and of classes of members maintained in accordance with Article 18.2; and

(b)	minutes of meetings and resolutions of directors and committees of directors maintained in accordance with Article 18.2.
18.4	The Company shall keep the following documents at the office of its registered agent:
(a)	the Memorandum of Association and Articles of the Company;
(b)	the register of members maintained in accordance with Article 18.7 or a copy of the register of members;
(c)	the register of directors maintained in accordance with Article 18.6 or a copy of the register of directors;
(d)	copies of all notices and other documents filed by the Company in the previous ten years; and
(e)	a copy of the register of charges kept by the Company pursuant to section 162(1) of the Act.
18.5 (a)	Where the Company keeps a copy of the register of members or the register of directors at the office of its registered agent, it shall
(i)	within 15 days of any change in the register, notify the registered agent, in writing, of the change; and
(ii)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.
(b)	Where the place at which the original register of members or the original register of directors is changed, the Company shall provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.
18.6	The Company shall keep a register to be known as a register of directors containing the names and addresses of the persons who are directors of the Company, the date on which each person whose name is entered in the register was appointed as a director of the Company, the date on which each person named as a director ceased to be a director of the Company, and such other information as may be prescribed.
18.7	The Company shall maintain an accurate and complete register of members showing the full names and addresses of all persons holding registered shares in the Company, the number of each class and series of registered shares held by such person, the date on which the name of each member was entered in the register of members and where applicable, the date such person ceased to hold any registered shares in the Company.
18.8	The records, documents and registers required by Articles 18.1 to 18.7 inclusive shall be open to the inspection of the directors at all times.
18.9	The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right of inspecting any records, documents or registers of the Company except as conferred by the Act or authorised by resolution of the directors.
19	Notices
19.1	Notices shall be in writing and may be given by the Company to any member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such member). Any notice, if posted from one country to another, is to be sent airmail.
19.2	All notices directed to be given to the members shall, with respect to any registered shares to which persons are jointly entitled, be given to whichever of such persons is named first in the share register, and notice so given shall be sufficient notice to all the holders of such shares.

19.3	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the next day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.
19.4	All notice periods shall be counted from the date the notice is sent, not the date the notice is received.
20	Pension and Superannuation Fund
20.1	The directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension or superannuation funds for the benefit of, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to any persons who are or were at any time in the employment or service of the Company or any company which is a subsidiary of the Company or is allied to or associated with the Company or with any such subsidiary, or who are or were at any time directors or officers of the Company or of any such other company as aforesaid or who hold or held any salaried employment or office in the Company or such other company, or any persons in whose welfare the Company or any such other company as aforesaid is, or has been at any time, interested, and to the wives, widows, families and dependents of any such persons, and make payments for or towards the insurance of such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. A director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuity, pension, allowance or emolument.
21	Winding Up

The Company may be voluntarily liquidated under Part XII of the Act if it has no liabilities and it is able to pay its debts as they become due. If the Company shall be wound up, the liquidator may divide amongst the members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any such property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members the liquidator also having regard to any contractual arrangement entered into by the members waiving any right they may have to receive distributions upon a liquidation. The liquidator may vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

22	Amendment to Articles

The Company may alter or modify the conditions contained in these Articles as originally drafted or as amended from time to time by a resolution of the directors or the members, except as otherwise limited by the Memorandum.

We, Maples Finance BVI Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 19th day of February 2008.

Incorporator

(Sgd.) Clinton Hempel

Clinton Hempel
Authorised Signatory
Maples Finance BVI Limited

Annex C

MASTER ACQUISITION AGREEMENT

DATED AS OF DECEMBER 10, 2009

BY AND AMONG

DAVID J. STERN,

LAW OFFICES OF DAVID J. STERN, P.A.
(“DJS”),

PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, INC.
(“PTA”),

DEFAULT SERVICING, INC.
(“DSI”),

RAJ K. GUPTA,

JEFFREY A. VALENTY,

FLATWORLD DAL LLC,
(“FLATWORLD”),

FORTUNA CAPITAL PARTNERS LP,
(“FORTUNA”),

DJS PROCESSING, LLC,

PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, LLC,

DEFAULT SERVICING, LLC

DAL GROUP, LLC
(“DAL”)

AND

CHARDAN 2008 CHINA ACQUISITION CORP.
(“CHARDAN”)

Page
ARTICLE 1 DEFINITIONS	C-2
1.1. Definitions	C-2
ARTICLE 2 DAL MEMBERSHIP CONTRIBUTION AND ACQUISITION OF TARGET BUSINESS	C-10
2.1. Transfer of Business of DJS, PTA and DSI	C-10
2.2. Acquisition Financing	C-10
2.3. Chardan Initial Capital Contribution for DAL Membership Interest	C-10
2.4. Contribution and Purchase of Target Business	C-10
2.5. Payment of the Initial Cash	C-10
2.6. Payment of Post-Closing Cash	C-10
2.7. Equity Issuance	C-10
2.8. Closing	C-10
2.9. FlatWorld Proceeds	C-10
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLERS AND SELLER CONTROLLING PARTY WITH RESPECT TO SELLERS, SELLER CONTROLLING PARTY AND THE FORMATION OF THE NEWLY-FORMED LLCS	C-11
3.1. Formation, Organization, Authorization, Ownership of Interest	C-11
3.2. No Conflicts	C-11
3.3. Legal Proceedings	C-12
3.4. Exclusivity	C-12
3.5. Consents of Governmental Entities	C-12
3.6. Disregarded Entity	C-12
3.7. Non-assumed Liabilities	C-12
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF EACH SELLER AND SELLER CONTROLLING PARTY WITH RESPECT TO THE SELLERS, THE TARGET BUSINESS, THE ASSETS OF THE TARGET BUSINESS AND THE NEWLY FORMED LLCS	C-12
4.1. Newly-Formed LLCs	C-12
4.2. Financial Statements	C-12
4.3. Taxes	C-13
4.4. Absence of Certain Developments	C-14
4.5. Affiliates	C-15
4.6. Contracts	C-15
4.7. Litigation; Compliance	C-16
4.8. Employees; Labor Disputes	C-16
4.9. No Conflict; Consents	C-17
4.10. Assets	C-17
4.11. Environmental Laws and Regulations	C-17

i

MASTER ACQUISITION AGREEMENT

This MASTER ACQUISITION AGREEMENT (including the Exhibits and Schedules hereto, this “Agreement”) is made and entered into as of this 10th day of December, 2009 (the “Effective Date”), by and among, DAL Group, LLC, a limited liability company organized under the laws of the State of Delaware (“DAL”), David J. Stern, the Law Offices of David J. Stern, P.A., a professional association licensed to practice law in the State of Florida (“DJS”), Professional Title and Abstract Company of Florida, Inc., a corporation organized under the laws of the State of Florida (“PTA”), Default Servicing, Inc., a corporation organized under the laws of the State of Florida (“DSI,” each of DJS, PTA and DSI is a “Seller” hereunder, and shall be referred to herein collectively as the “Sellers”), Raj K. Gupta (“Gupta”), Jeffrey A. Valenty (“Valenty”), FlatWorld DAL LLC, a limited liability company organized under the laws of the State of Delaware (“FlatWorld”), Fortuna Capital Partners LP, a limited partnership organized under the laws of the State of Delaware (“Fortuna,” and collectively with FlatWorld, the “Existing Members”), DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware (“PTA LLC ”), Default Servicing, LLC, a limited liability company organized under the laws of Delaware (“DSI LLC”), and Chardan 2008 China Acquisition Corp., a corporation organized under the laws of the British Virgin Islands (“Chardan”). All capitalized terms not defined herein shall have the meanings set forth in the DAL Membership Interest Agreement.

W I T N E S S E T H:

WHEREAS, pursuant to the applicable Contribution Agreement, DJS LLC, PTA LLC and DSI LLC own and operate the Target Business. DJS, PTA and DSI, the sole members of DJS LLC, PTA LLC and DSI LLC, respectively, desire to transfer their respective interests in such entities to DAL;

WHEREAS, Affiliates of the Existing Members formed DAL on March 20, 2007 and, as of the time immediately prior to the Effective Date, the Existing Members are the sole members of DAL. DAL proposes to acquire, pursuant to the terms of the DAL Membership Interest Agreement, all of the issued and outstanding membership interests in each of DJS LLC (the “DJS LLC Interests”), PTA LLC (the “PTA LLC Interests”) and DSI LLC (the “DSI LLC Interests”);

WHEREAS, Chardan is a blank check company formed for the purpose of acquiring, engaging in a merger, share exchange or contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with an unidentified operating business, which transaction shall equal at least 80% of Chardan’s net assets held in the Trust Account (defined below);

WHEREAS, each of Chardan, DJS, PTA and DSI will become members of DAL and will adopt, together with the Existing Members, the DAL Operating Agreement, contemporaneously with the Closing, to govern the respective rights and obligations of the members and to provide for the management of DAL; and

WHEREAS, in order to consummate the transactions described in the foregoing recitals, the parties hereto desire to enter into this Agreement to document their consent to, and provide for the consummation of, the transactions contemplated or otherwise required by the foregoing recitals.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for such other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1.  Definitions.  As used in this Agreement and the Exhibits and Schedules delivered pursuant hereto, and to the extent incorporated in other Transaction Documents, the following definitions shall apply:

“401(k) Plan” means any existing 401(k) Plan of any Seller adopted by a Newly-Formed LLC or, prior to the Closing, any new 401(k) Plan adopted by any Newly-Formed LLC.

“Accounts Receivable” means any amount owed by any customer, client or other party to any Seller, any Newly-Formed LLC or the Seller Controlling Party in connection with the Target Business.

“Acquired Interests” means, collectively, the DJS LLC Interests, the PTA LLC Interests and the DSI LLC Interests, to be acquired by DAL pursuant to the DAL Membership Interest Agreement.

“Acquisition Proposal” has the meaning set forth in Section 9.7.

“Affiliate” means, as to any Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. With respect to any natural person, the term Affiliate shall also include any member of said person’s immediate family, any family limited partnership or similar entity for said person and any trust, voting or otherwise, of which said person is a trustee or of which said person or any of said person’s immediate family is a beneficiary. With respect to any trust, the term Affiliate shall also include any beneficiary or trustee of such trust. For purposes of the foregoing, the term “control” and variations thereof means the possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Assumed Liabilities” has the meaning set forth in the Contribution Agreements.

“Audited Financials” means the financial statements of the Target Business for the annual period ended December 31, 2006, 2007 and 2008, prepared in accordance with US GAAP and audited in accordance with US GAAS, by McGladrey & Pullen, LLP.

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by any Seller or any Newly-Formed LLC or in which any Seller’s or any Newly-Formed LLC’s assets, business, or transactions are otherwise reflected, in each case with respect to the Target Business.

“Business Day” means any day other than a Saturday, Sunday or legal holiday in connection with which banks in New York, New York are authorized or permitted to close.

“Chardan” has the meaning set forth in the Preamble.

“Chardan Basket” means $250,000.

“Chardan Capital Fee” means $2,000,000.

“Chardan Indebtedness” shall mean all payment obligations (including obligations under capitalized leases) of Chardan to any bank, insurance company, finance company or other institutional lender or other Person for money borrowed; provided, however, that Chardan Indebtedness shall not include trade payables and accruals.

“Chardan Indemnified Parties” means Chardan and DAL, and their respective partners, officers, directors, employees, Affiliates, agents, successors and assigns.

“Chardan Indemnity Cap” means $5,000,000.

“Chardan Initial Capital Contribution” means $64,550,000, reduced by an amount equal to the funds paid to Chardan’s shareholders who exercise their redemption rights or dissenter’s rights in connection with Chardan’s special meeting of shareholders to approve this Agreement and the transactions contemplated hereby.

“Chardan Material Adverse Change” means a material adverse change (a) in the properties, assets, results of operations, business or financial condition of Chardan or (b) in the ability of Chardan to consummate the transactions contemplated by this Agreement or the DAL Membership Interest Agreement; provided, however, that for purposes of this Agreement, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or could be expected to be, a Material Adverse Change: any adverse change, event, development or effect arising from or relating to (A) general business or economic conditions, (B) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (C) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (D) changes in GAAP, or (E) changes in law, rules, relations, orders or other binding directives issued by any Governmental Entity.

“Chardan Material Adverse Effect” means a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of Chardan.

“Chardan Private Placement Shares” means up to 1,500,000 ordinary shares of Chardan issued pursuant to a private placement closing on or before the Closing, for gross proceeds of $10,500,000.

“Chardan Services Agreement” has the meaning set forth in the DAL Membership Interest Agreement.

“Chardan Warrants” means the 11,166,666 warrants issued by Chardan prior to the date of this Agreement, exercisable at $5.00 each for one share of Chardan Common Stock, expiring on August 11, 2012, and the 137,500 warrants to be issued by Chardan upon exercise of the Underwriter Option.

“Chardan Warrant Cash” means the cash paid by Chardan to exercise the DAL Warrants, less any portion of such cash required to be paid to the Stern Participants pursuant to the Stern Deferral Note and the lenders by the terms of the DAL Acquisition Debt, as such terms were agreed to as of the Closing Date.

“Claims” means any and all notices, claims, demands, Legal Proceedings, deficiencies, Orders, and Losses assessed or sustained, including the defense or settlement of any such Claim and the enforcement of all rights to indemnification under this Agreement.

“Closing Date” means the date that is no more than three (3) Business Days following the satisfaction or waiver of the conditions set forth in Article 7.

“Closing” means the consummation of the transactions contemplated by the DAL Membership Interest Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Interest” means the Common Membership Interests of DAL, issued pursuant to the DAL Operating Agreement.

“Consent” means any consent, authorization or approval.

“Contributed Asset” means any asset contributed by each Seller to its respective Newly-Formed LLC, pursuant to a Contribution Agreement, or otherwise.

“Contribution Agreement” means any of the Contribution Agreements, between a Seller and its respective Newly-Formed LLC, providing for the contribution by such Seller of Contributed Assets to such Newly-Formed LLC, in the form attached hereto as Exhibit A.

“Contract” means any contract, agreement, commitment, arrangement or understanding (whether written or oral, whether formal or informal).

“DAL” has the meaning set forth in the Preamble.

“DAL Acquisition Debt” has the meaning set forth in the DAL Membership Interest Agreement.

“DAL Chardan Equity” has the meaning set forth in the DAL Membership Interest Agreement.

“DAL Expenses” has the meaning set forth in the DAL Membership Interest Agreement.

“DAL Membership Interest Agreement” means the Contribution and Membership Interest Purchase Agreement as described in Section 2.4 hereof, pursuant to which DAL will acquire the Target Business from Sellers, in the form attached hereto as Exhibit B.

“DAL Material Adverse Change” means a material adverse change (a) in the properties, assets, results of operations, business or financial condition of DAL or (b) in the ability of DAL to consummate the transactions contemplated by this Agreement or the DAL Membership Interest Agreement; provided, however, that for the purposes of this Agreement, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or could be expected to be, a Material Adverse Change: any adverse change, event, development or effect arising from or relating to (A) general business or economic conditions, (B) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (C) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (D) changes in GAAP, or (E) changes in law, rules, relations, orders or other binding directives issued by any Governmental Entity.

“DAL Material Adverse Effect” means a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of DAL.

“DAL Operating Agreement” means the Second Amended and Restated Limited Liability Company Agreement of DAL, in the form attached hereto as Exhibit C.

“DAL Stern Equity” has the meaning set forth in the DAL Membership Interest Agreement.

“DAL Warrants” means the Warrants issued by DAL to Chardan as part of the Equity Consideration, each exercisable into one Common Interest, at a price of $5.00, upon the exercise of each Chardan Warrant, or entitling the holder thereof to Common Interests of DAL upon the exercise of the Underwriter Option issued by Chardan to each underwriter of Chardan’s initial public offering.

“Deferral Notes” has the meaning set forth in the DAL Membership Interest Agreement.

“Disclosure Schedules” has the meaning set forth in Article 3.

“DJS LLC Interests” has the meaning set forth in the Preamble.

“DJS” has the meaning set forth in the Preamble.

“DSI LLC Interests” has the meaning set forth in the Preamble.

“DSI” has the meaning set forth in the Preamble.

“Employee Benefit Plans” means all “employee benefit plans” (as defined in Section 3(3) of ERISA), bonus, deferred compensation, equity-based, severance, or other plan or written agreement relating to employment, compensation or fringe benefits.

“Employment Agreement” means that employment agreement to be entered into by and between DAL and David J. Stern in the form attached hereto as Exhibit D.

“Equity Consideration” means the DAL Chardan Equity, the DAL Stern Equity and the Existing Members Equity.

“Escrow Agent” means US Bank and Trust Company.

“Escrow Agreement” means the Escrow Agreement, dated the Closing Date, among Sellers and Escrow Agent, in the form attached hereto as Exhibit E.

“Escrowed Equity” means the Series A Preferred Interests of DJS, PTA and DSI with an aggregate value as of the Closing of $15,000,000 (based on the value implied by the Series A liquidation preference), deposited with the Escrow Agent pursuant to the Escrow Agreement and Section 11.8 hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Members” has the meaning set forth in the Preamble.

“Existing Members Equity” has the meaning set forth in the DAL Membership Interest Agreement.

“Facilities Sharing Agreement” means the Facilities Sharing Agreement, dated as of the Closing Date, between DJS and DAL, in the form attached hereto as Exhibit F.

“FIRPTA Certificate” means a certificate of each Seller under Section 1445(b)(2) of the Code, acceptable in form and substance to Chardan and DAL.

“Financial Statements” means the Audited Financials and the Unaudited Financials.

“Financing Agreements” means the documents, agreements, instruments and certificates executed by DAL in connection with the DAL Acquisition Debt, to partially finance the purchase of the Acquired Interests.

“FlatWorld” has the meaning set forth in the Preamble.

“FlatWorld Additional Warrant Proceeds” has the meaning set forth in the DAL Membership Interest Agreement.

“FlatWorld Basket” means $50,000.

“FlatWorld Closing Proceeds” has the meaning set forth in the DAL Membership Interest Agreement.

“FlatWorld Indemnity Cap” means the lesser of (1) 55% of the after-tax cash proceeds received by FlatWorld or any post-Closing Affiliate as a result of the Transactions (including from the FlatWorld Services Agreement and the sale of the Existing Members Equity or Chardan shares received in exchange therefor), and (2) $1,500,000; provided, if any indemnity claim that was made within the period during which such claims may be made under this Agreement is limited as a result of clause (1) above, and FlatWorld or any of its post-Closing Affiliates receive additional after-tax cash proceeds as a result of the Transactions after such time limitation, then the Chardan Indemnified Parties and the Stern Indemnified Parties shall be entitled to recover from FlatWorld, Gupta and Valenty an amount equal to 55% of such additional after-tax cash proceeds, subject to the cap set forth in clause (2) above, even if such cash proceeds are received after the period during which indemnification claims may be made under this Agreement.

“FlatWorld Services Agreement” has the meaning set forth in the DAL Membership Interest Agreement.

“FlatWorld Warrant Proceeds” has the meaning set forth in the DAL Membership Interest Agreement.

“Fortuna” has the meaning set forth in the Preamble.

“Governmental Entity” means any government or agency, district, bureau, board, commission, court, department, official, political subdivision, tribunal, taxing authority or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Government Securities” means any Treasury Bills issued by the United States having a maturity of one hundred and eighty (180) days or less.

“Gupta” has the meaning set forth in the Preamble.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1974.

“Indebtedness” shall mean all payment obligations (including obligations under capitalized leases) of any Seller or any Newly-Formed LLC to any bank, insurance company, finance company or other institutional lender or other Person for money borrowed; provided, however, that Indebtedness shall not include trade payables and accruals.

“Initial Cash” means $110,969,080, less the principal amount of the Stern Deferral Note.

“Intellectual Property Rights” means all intellectual property rights, including: (i) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuation, continuation-in-part, extensions and reexaminations), all improvements to the inventions disclosed in each such registration, patent or application, registered or applied for in the United States and all other nations throughout the world, and all rights therein provided by bilateral or international treaties or conventions, (ii) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names, whether or not registered, including all variations, derivations and combinations thereof, and registrations and applications for registration thereof in any product category, including all marks registered or applied for in the United States and all other nations throughout the world, and all rights therein provided by bilateral or international treaties or conventions and all goodwill of the appurtenant business associated therewith, (iii) copyrights, (iv) computer software, including source code, object code, firmware, operating systems and specifications, (v) trade secrets and confidential, technical and business information, and (vi) copies and tangible embodiments of all of the foregoing, in whatever form or medium.

“Law” means any constitutional provision, statute or other law, rule, regulation, or interpretation of any Governmental Entity and any Order.

“Lease Agreements” means the Office Lease between Teachers Insurance and Annuity Association of America and DJS dated February 15, 2008; Standard Office Lease between Colross I, LLC and DJS dated July 13, 2009; and Lease between Commerce Crossings Business Centers and DSI dated July 17, 2008.

“Legal Proceedings” means any judicial, administrative or arbitral actions, suits, proceedings (public or private) or governmental proceedings.

“Letter Agreements” means, collectively, that certain letter agreement, dated the date hereof, executed by DAL, FlatWorld and Fortuna, and that certain letter agreement, dated the date hereof, executed by DAL, FlatWorld, Fortuna and the Stern Participants.

“Losses” means any and all losses, damages, debts, liabilities, obligations, deficiencies, penalties, amounts paid in connection with Claims, amounts paid in settlement, costs (including court costs) and expenses, including reasonable attorneys’ and other professionals’ fees and disbursements and other amounts paid or incurred in connection with the enforcement of rights (whether by law or pursuant to this Agreement) to recover Losses but shall not include liability for any lost profits, diminution in value (including based upon multiple of earnings) or incidental, consequential, indirect, special, or punitive damages.

“Material Adverse Change” means a material adverse change (a) in the properties, assets, results of operations, business or financial condition of any Seller or any Newly-Formed LLC, in each case, taken as a whole or (b) in the ability of any Seller or the Seller Controlling Party to consummate the transactions contemplated by this Agreement or the DAL Membership Interest Agreement; provided, however, that for the purposes of this Agreement, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or could be expected to be, a Material Adverse Change: (i) any adverse change, event, development or effect arising from or relating to (A) general business or economic conditions that effect the Target Business and all other sectors of the overall economy equally (and, for the avoidance of doubt, any downturn in general economic conditions that disproportionately impacts the Target Business will be considered a Material Adverse Change with respect to this provision), (B) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (C) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (D) changes in GAAP, or (E) changes in law, rules, relations, orders or other binding directives issued by any Governmental Entity.

“Material Adverse Effect” means a material adverse effect on the business, assets, condition (financial or otherwise), or results of operations of the Target Business, any Seller or any Newly-Formed LLC.

“Net EBITDA” has the meaning set forth in the DAL Membership Interest Agreement.

“Newly-Formed LLC” shall mean each of DJS LLC, PTA LLC and DSI LLC and shall be referred to herein collectively as the “Newly-Formed LLCs”.

“Newly-Formed LLC Plans” means any Newly-Formed LLC’s employee benefit plans and arrangements, including any 401(k) plan, and employee group or executive medical, life or disability insurance.

“Nonassumed Liabilities” means all liabilities of the Target Business not expressly assumed by the Newly-Formed LLCs pursuant to the Contribution Agreements including, without limitation, any and all liabilities or obligations for any Tax incurred or asserted as a result of the Transactions, except to the extent included in accounts payable or accrued expenses assumed as a part of the Assumed Liabilities under any Contribution Agreement.

“Order” means any decree, injunction, judgment, order, award, ruling, assessment or writ by a court, administrative agency, other Governmental Entity, arbitrator or arbitration panel.

“Permits” means any material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Target Business as conducted by any Seller, together with the name of the Governmental Entity issuing the same.

“Permitted Claims” has the meaning set forth in the Contribution Agreements.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, estate, unincorporated organization or Governmental Entity.

“Post-Closing Cash” means $35,000,000.

“Pre-Closing Period” means any period that ends on or before the Closing Date or, with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing Date.

“PTA LLC Interests” has the meaning set forth in the Recitals.

“PTA” has the meaning set forth in the Preamble.

“Registration Rights Agreement” means that certain Registration Rights Agreement, among DJS, PTA, DSI, the Existing Members and Chardan, in the form attached hereto as Exhibit G.

“Release Time” means the earlier of the Closing and the rightful abandonment or termination of this Agreement pursuant to Section 12.1.

“Restrictions” means all liens, pledges, encumbrances, security interests, Taxes, voting trusts, options, warrants, calls and rights of first refusal.

“Restrictive Covenants” means those covenants set forth in Article 8 hereof.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning set forth in Section 6.14.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the Recitals.

“Seller Basket” means $500,000.

“Seller Controlling Party” means David J. Stern.

“Seller Indemnity Cap” means $15,000,000.

“Series A Preferred Interest” means the Series A Preferred Interests of DAL, issued pursuant to the DAL Operating Agreement.

“Series B1 Preferred Interest” means the Series B1 Preferred Interests of DAL, issued pursuant to the DAL Operating Agreement.

“Series B2 Preferred Interest” means the Series B2 Preferred Interests of DAL, issued pursuant to the DAL Operating Agreement.

“Series B3 Preferred Interest” means the Series B3 Preferred Interests of DAL, issued pursuant to the DAL Operating Agreement.

“Series B4 Preferred Interest” means the Series B4 Preferred Interests of DAL, issued pursuant to the DAL Operating Agreement.

“Series B5 Preferred Interest” means the Series B5 Preferred Interests of DAL, issued pursuant to the DAL Operating Agreement.

“Series B Preferred Interests” means, collectively, the Series B1 Preferred Interest, Series B2 Preferred Interest, Series B3 Preferred Interest, Series B4 Preferred Interest and Series B5 Preferred Interest.

“Services Agreement” means that exclusive, long-term services agreement entered into between DJS and DJS LLC, in the form attached hereto as Exhibit H.

“Solicitation” has the meaning set forth in Section 9.7.

“Stern Deferral Note” has the meaning set forth in the DAL Membership Interest Agreement.

“Stern Indemnified Parties” means DJS, PTA and DSI and their officers, directors, employees, Affiliates, agents, successors and assigns.

“Stern Participants” means each Seller and the Seller Controlling Party.

“Target Business” means, collectively, (a) the non-legal residential mortgage foreclosure processing business and related service operations of DJS, (b) all of the business, assets and operations of PTA, and (c) all of the business, assets and operations of DSI.

“Tax” or “Taxes” shall mean all federal, state, local and foreign taxes, charges, fees, levies, deficiencies or other assessments of whatever kind or nature imposed by any Governmental Entity (including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, excise, estimated, severance, stamp, occupation, real property, personal property, intangible property, occupancy, recording, minimum, environmental and windfall profits taxes), including any liability therefor as a result of Treasury Regulation Section 1.1502-6 or any similar provision of applicable Law, or as a result of any Tax sharing or similar agreement, by reason of being a successor-in-interest or transferee of another entity, together with any interest, penalties and additions to tax or imposed thereon.

“Tax Indemnity Agreements” means the Tax Indemnity Agreements made by DAL, David J. Stern, individually, DJS, PTA, DSI, FlatWorld and each of Valenty and Gupta, individually, in favor of Chardan, in the forms attached hereto as Exhibit I.

“Tax Proceeding” means an audit, examination, investigation, or Legal Proceeding relating to any Tax of any Seller.

“Tax Return” includes any return (including any informational return), declaration, report, Claim for refund or credit, information return or statement, and any amendment thereto, whether on a consolidated, combined, unitary or separate basis, or other document (including any related or supporting information or schedule), filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or the administration of any Laws, regulations or administrative requirements relating to Taxes.

“Territory” means the United States and its territories and possessions.

“Third Party” means any Person other than any Seller or the Seller Controlling Party.

“Third Party Claim” has the meaning set forth in Section 11.3.

“Transaction” or “Transactions” means, collectively, the transactions contemplated by this Agreement and the DAL Membership Interest Agreement.

“Transaction Documents” shall mean, collectively, this Agreement, the Services Agreement, the Employment Agreement, the DAL Membership Interest Agreement, the Facilities Sharing Agreement, the DAL Operating Agreement, the DAL Warrants, the Registration Rights Agreement, the Contribution Agreements, the Escrow Agreement, the Voting Agreement, the FlatWorld Services Agreement, the Chardan Services Agreement, the Letter Agreements, the Deferral Notes, the Warrant Sale Agreement, and the Tax Indemnity Agreements.

“Trust Account” means the trust account established upon the closing of Chardan’s initial public offering in the amount of $54,300,000, representing certain proceeds received from such offering and from a private placement consummated immediately prior to the closing of the initial public offering.

“Unaudited Financials” means the financial statements of the Target Business for the six-month period ended June 30, 2009, prepared in accordance with US GAAP applied on a basis consistent with the Audited Financials.

“Underwriter Option” means the options issued by Chardan to its underwriters as a portion of the consideration paid to them in connection with Chardan’s initial public offering, each Underwriter Option giving the holder the right to purchase for $8.80 a unit of Chardan’s securities consisting of one Chardan ordinary share and a warrant to purchase an additional Chardan ordinary share for $5.00.

“US GAAP” means generally accepted accounting principles, as applied in the United States.

“US GAAS” means generally accepted auditing standards, as applied in the United States.

“Valenty” has the meaning set forth in the Preamble.

“Voting Agreement” means that certain Voting Agreement, dated as of the date hereof, among Seller Controlling Party, DJS, DSI, PTA, DAL, the Existing Members and Chardan, in the form attached hereto as Exhibit J.

“Warrant Sale Agreement” has the meaning set forth in the DAL Membership Interest Agreement.

“Working Capital Adjustment” means the working capital adjustment provided for in Section 2.7 of the DAL Membership Interest Agreement.

Terms Generally; Certain Rules of Construction.  Definitions in this Agreement and the other Transaction Documents shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. All references in this Agreement to Sections, Exhibits and Schedules shall be deemed references to Sections of, and Exhibits and Schedules to, this Agreement, except as otherwise provided. Unless otherwise expressly provided herein or unless the context shall otherwise require, any references as of any time to the organizational or constituent documents of any Person, to any Contract, instrument or document or to any Law or any specific section or other provision thereof, shall be deemed a reference to the foregoing as amended and supplemented through such time (and, in the case of organizational or constituent documents of any Person, to the form of such documents used in the jurisdiction of the Person’s organization, and in the case of a Law or specific section or other provision thereof, to any successor of such Law, section or other provision). Any reference in this Agreement to a “day” (without the explicit qualification of Business Day) shall be interpreted as a reference to a calendar day. If any action is to be taken or is required to be given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be considered timely if it is taken or given on or before the next Business Day. Unless otherwise expressly provided herein or unless the context shall otherwise require, any provision using a defined term which is based on a specified relationship between one Person and one or more other Persons shall, as of any time, refer only to such Persons who have the specified relationship as of that particular time. Expressions, in any form, regarding the “knowledge of” any Seller or Newly-Formed LLCs with regard to any matter refer to either the actual knowledge of David J. Stern, Shameeza Ishahak, Cheryl Samons (DJS and PTA only) and Carol Whitlow (PTA only).

ARTICLE 2

DAL MEMBERSHIP CONTRIBUTION AND
ACQUISITION OF TARGET BUSINESS

2.1.  Transfer of Business of DJS, PTA and DSI.  Immediately prior to the Closing, in each case pursuant to the relevant Contribution Agreement, (i) DJS will contribute all of the non-legal residential mortgage foreclosure processing and related service operation business, assets and operations of DJS as described therein to DJS LLC, in exchange for all of the DJS LLC Interests, (ii) PTA will contribute all of its business, assets and operations as described therein to PTA LLC, in exchange for all of the PTA LLC Interests, and (iii) DSI will contribute all of its business, assets and operations as described therein to DSI LLC, in exchange for all of the DSI LLC Interests (in each of the foregoing cases, excluding the Nonassumed Liabilities) Each of the DJS LLC Interests, the PTA LLC Interests and the DSI LLC Interests will constitute all of the issued and outstanding membership interests in each of DJS LLC, PTA LLC and DSI LLC, respectively.

2.2.  Acquisition Financing.  Immediately prior to the Closing, pursuant to the Financing Agreements, DAL will borrow funds from Bank of America, N.A. to partially finance the purchase of (i) the DJS LLC Interests from DJS, (ii) the PTA LLC Interests from PTA, and (iii) the DSI LLC Interests from DSI

2.3.  Chardan Initial Capital Contribution for DAL Membership Interest.  Upon the terms and subject to the conditions of the DAL Membership Interest Agreement, at the Closing, Chardan shall contribute the Chardan Initial Capital Contribution to the capital of DAL, in exchange for the DAL Chardan Equity.

2.4.  Contribution and Purchase of Target Business.  Immediately prior to the Closing, the Sellers, DAL, Chardan, the Existing Members, the Newly-Formed LLCs and Seller Controlling Party will enter into the DAL Membership Interest Agreement. Upon the terms and subject to the conditions of the DAL Membership Interest Agreement, at the Closing. DAL shall acquire from Sellers, and Sellers shall each contribute in part and sell in part, and, in whole, convey, transfer, assign and deliver to DAL, free and clear of all Restrictions, all right, title and interest of each Seller in, to and under the DJS LLC Interests, the PTA LLC Interests and the DSI LLC Interests, as applicable, in exchange for (i) the Initial Cash, the Post-Closing Cash, and the Stern Deferral Note and (ii) the DAL Stern Equity, as more specifically set forth in the DAL Membership Interest Agreement.

2.5.  Payment of the Initial Cash and Stern Deferral Note.  Upon satisfaction or waiver of all conditions precedent contained in this Agreement and the DAL Membership Interest Agreement, on the Closing Date, DAL shall pay to the Sellers the Initial Cash and deliver to the Sellers the Stern Deferral Note and related documents. The Initial Cash shall be payable by wire transfer in immediately available funds, and shall be directed by DAL to the respective accounts identified by Sellers.

2.6.  Payment of Post-Closing Cash.  Following the Closing Date, the Sellers shall receive payments of the Post-Closing Cash as provided in Section 2.5 of the DAL Membership Interest Agreement.

2.7.  Equity Issuance.  The DAL Stern Equity and the DAL Chardan Equity shall be issued at the Closing by DAL to Sellers and Chardan, respectively, in each case, free and clear of all Restrictions, other than those contained in the DAL Operating Agreement.

2.8.  Closing.  The Closing of the sale of the DJS LLC Interests, the PTA LLC Interests and the DSI LLC Interests will be subject to and made in accordance with the terms of this Agreement and the DAL Membership Interest Agreement as described herein and therein.

2.9.  Existing Members Equity.  Upon the terms and subject to the conditions of this Agreement and the DAL Membership Interest Agreement, in connection with the Closing, the Existing Members’ existing membership interests in DAL will be restated to reflect the Existing Members Equity, free and clear of all Restrictions, other than those contained in the DAL Operating Agreement.

2.10.  FlatWorld Proceeds.  Upon satisfaction or waiver of all conditions precedent contained in this Agreement and the DAL Membership Interest Agreement, and the Closing of the Transactions, FlatWorld shall be entitled to receive the FlatWorld Closing Proceeds, the FlatWorld Warrant Proceeds, the FlatWorld Additional Warrant Proceeds, and the DAL Expenses shall be paid, in connection with the Closing of the Transactions contemplated by the Transaction Documents, with the FlatWorld Warrant Proceeds and the

FlatWorld Additional Warrant Proceeds paid as provided in Section 2.5 of the DAL Membership Interest Agreement. The FlatWorld Closing Proceeds and DAL Expenses shall be paid in accordance with Section 13.3 of the DAL Membership Interest Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS AND
SELLER CONTROLLING PARTY WITH RESPECT TO SELLERS,
SELLER CONTROLLING PARTY AND THE FORMATION OF
THE NEWLY-FORMED LLCS

Sellers and Seller Controlling Party, jointly and severally, each hereby represents and warrants to DAL and Chardan as follows, provided, however, that all representations and warranties of Sellers are made subject to the exceptions set forth in the Disclosure Schedules, attached hereto (the “Disclosure Schedules”):

3.1.  Formation, Organization, Authorization, Ownership of Interest.

(a)  Schedule 3.1(a) correctly sets forth, as to each Seller, its place of formation, principal place of business and jurisdictions in which it is qualified to do business. DJS is a professional association formed under the Laws of the State of Florida. Each of PTA and DSI is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

(b)  Each Seller has full power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery by each Seller of this Agreement and the consummation by Sellers of the transactions contemplated hereby and thereby, have been duly authorized by each Seller’s manager, board of managers, managing Member or board of directors, as the case may be, and Seller Controlling Party. This Agreement has been duly executed and delivered by each Seller and constitutes the legal, valid and binding obligations of each Seller, enforceable against each of them in accordance with such document’s respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally or by general equitable principles.

(c)  Seller Controlling Party has full legal capacity to enter into this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by Seller Controlling Party, and constitutes a legal, valid and binding obligation of Seller Controlling Party. Seller Controlling Party is the sole record and beneficial owner of (i) all issued and outstanding capital stock of (or other ownership interest in) each Seller and (ii) indirectly, through Sellers, all issued and outstanding membership interests in the Newly-Formed LLCs. Neither Sellers nor Seller Controlling Party owns, directly or indirectly, any capital stock or other equity or ownership or proprietary interest in any Person engaged in any business substantially similar to the Target Business.

(d)  Each Seller’s registered names for each of the states, or other jurisdictions, of its respective incorporation or formation and qualification, are set forth on Schedule 3.1(d).

(e)  Sellers are the only record and beneficial owners of all of the issued and outstanding membership interests in the Newly-Formed LLCs. There are no options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase or sale of any equity interest in any Newly-Formed LLC, including with respect to any of the Acquired Interests, by any Person other than DAL, pursuant hereto. There are no arrangements that currently require or permit any interest in any Newly-Formed LLC to be voted by or at the discretion of anyone other than DJS, PTA or DSI, as applicable.

(f)  The DJS LLC Interests, PTA LLC Interests and DSI LLC Interests, when issued by each of DJS LLC, PTA LLC and DSI LLC to DJS, PTA and DSI, respectively, pursuant to the Contribution Agreements, will be duly and validly authorized, validly issued, fully paid and nonassessable, and are free and clear of all Restrictions.

3.2.  No Conflicts.  The execution and delivery by any Seller or Seller Controlling Party of this Agreement does not, and the performance by any Seller or Seller Controlling Party of their respective obligations under this Agreement, and the consummation of the transactions contemplated hereby and thereby, will not:

(a) conflict with or result in a violation or breach of any of the certificate of incorporation or by-laws or other organizational documents of any Seller or any Newly-Formed LLC, or (b) subject to obtaining Consents, obtaining approvals and taking actions, making the filings and giving the notices specifically referenced in this Agreement, conflict with or result in a violation or breach of any Law applicable to any Seller, Newly-Formed LLC or Seller Controlling Party, or any of their respective assets or properties.

3.3.  Legal Proceedings.  There are no Legal Proceedings pending or, to the knowledge of any Seller or Seller Controlling Party, threatened, against any Seller or Seller Controlling Party, or any of their respective assets or properties, which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the performance of any of Seller’s or Seller Controlling Party’s obligations contemplated by this Agreement or the DAL Membership Interest Agreement.

3.4.  Exclusivity.  None of Seller Controlling Party or any Seller, or any of their respective Affiliates, is now engaged in discussions or negotiations with any other party other than DAL with respect to any Acquisition Proposal.

3.5.  Consents of Governmental Entities.  Except as set forth on Schedule 3.5, no Consent, or declaration, filing or registration by any Seller, any Newly-Formed LLC or Seller Controlling Party with any Governmental Entity is required in connection with the execution and delivery by any Seller, Newly-Formed LLC or Seller Controlling Party of this Agreement and the consummation of the transactions contemplated hereby.

3.6.  Disregarded Entity.  Each Newly-Formed LLC is disregarded as an entity separate from its respective Seller for income Tax purposes.

3.7.  Non-assumed Liabilities.  No Newly-Formed LLC has assumed, or otherwise agreed to become responsible for in any way, any Nonassumed Liability.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF EACH SELLER AND
SELLER CONTROLLING PARTY WITH RESPECT TO THE SELLERS,
THE TARGET BUSINESS, THE ASSETS OF THE TARGET BUSINESS AND
THE NEWLY FORMED LLCS

Sellers and Seller Controlling Party, jointly and severally, with respect to the Sellers, Seller Controlling Party, the Target Business and the Newly-Formed LLCs, each hereby represents and warrants to DAL and Chardan as follows; provided, however, that all representations and warranties of Sellers are made subject to the exceptions set forth in the Disclosure Schedules:

4.1.  Newly-Formed LLCs.  Since their respective formation, no Newly-Formed LLC has conducted any business or entered into or agreed to enter into any Contract or taken any action which would cause any of the representations and warranties made by the Sellers and Seller Controlling Party to be false if such representation and warranty were made by such Newly-Formed LLC.

4.2.  Financial Statements.

(a)  Attached hereto as Schedule 4.2(a) are the Financial Statements. The Financial Statements (i) were prepared from the Books and Records; (ii) except (A) as set forth on Schedule 4.2(a), (B) in the Audited Financial Statements, (C) for normal recurring year-end adjustments which have not yet been made in the Unaudited Financials and (D) that the Unaudited Financials do not contain footnotes, were prepared in accordance with US GAAP; and (iii) fairly present, in all material respects, the Target Business’s financial condition and the results of its operations as of their respective dates and for the periods then ended. The Audited Financials contain and reflect all necessary adjustments and accruals for a fair presentation of the Target Business’s financial condition as of their respective dates, and contain and reflect adequate provisions for all reasonably anticipated material liabilities for all material income, property, sales, payroll or other Taxes applicable to the Target Business with respect to the periods then ended. The Target Business has delivered to Chardan complete and accurate copies of all “management letters” received by it from the Target Business’s accountants and all responses during the last three years by lawyers engaged by the Target Business related to inquiries from the Target Business’s accountant or any predecessor accountants.

(b)  To the knowledge of Sellers and Seller Controlling Party, after due inquiry, except as specifically disclosed, reflected or fully reserved against on the December 31, 2008 balance sheet contained in the Audited Financials (the “December Balance Sheet”) and for liabilities and obligations of a similar nature incurred in the ordinary course of business since the date of the December Balance Sheet and except as set forth in the Unaudited Financials or on Schedule 4.2(b), there are no material liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) relating to the Target Business. All debts and liabilities, fixed or contingent, which are required to be included in accordance with US GAAP on an accrual basis on the December Balance Sheet, are included therein.

(c)  The December Balance Sheet accurately reflects the outstanding Indebtedness of the Target Business as of the respective dates thereof. Except as set forth on Schedule 4.2(b), the Target Business does not have any Indebtedness.

(d)  To the knowledge of Sellers, the Seller Controlling Party and the Newly-Formed LLCs, nothing done by any of them with respect to the operation of the Target Business prior to the Closing of the Transaction will prevent Chardan from complying in all material respects with the Sarbanes-Oxley Act of 2002 immediately after the Transaction is consummated.

(e)  All Books and Records of the Target Business have been accurately maintained in accordance with the requirements of applicable law, in all material respects. The Target Business has none of its material records, systems controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any mechanical, electronic or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) is not under the exclusive ownership (excluding licensed software programs) and direct control of the Target Business and which is not located at the offices of Sellers or at locations set forth on Schedule 4.2(e), other than relating to payroll processing services provided by third parties.

4.3.  Taxes.  Except as set forth on Schedule 4.3:

(a)  Each Seller, each Newly-Formed LLC and Seller Controlling Party has (1) duly and timely filed (taking into account valid extensions of time to file) all Tax Returns required to be filed by it on or prior to the Closing Date, which Tax Returns are true, correct and complete in all material respects, and (2) duly and timely paid (taking into account valid extensions of time to pay) all Taxes due and payable on or before the Closing Date, and has properly accrued on the Audited Financials all Taxes not yet due and payable. Each Seller, each Newly-Formed LLC and Seller Controlling Party has timely and properly withheld or collected, paid over and reported all employment Taxes required to be withheld or collected by it on or before the Closing Date.

(b)  (i) No Seller, Newly-Formed LLC or Seller Controlling Party has received written notice from a Governmental Entity asserting an additional Tax on any Seller, Newly-Formed LLC or Seller Controlling Party that has not been fully satisfied, (ii) no Seller, Newly-Formed LLC or Seller Controlling Party has received any written notice from any Governmental Entity that intends to conduct a Tax Proceeding, (iii) no Seller, Newly-Formed LLC or Seller Controlling Party has waived or extended a statute of limitations with respect to the assessment or collection of any Tax or Tax Proceeding of any Seller, Newly-Formed LLC or Seller Controlling Party (unless the period to which it has been waived or extended has expired), (iv) there is no outstanding power of attorney from any Seller, Newly-Formed LLC or Seller Controlling Party authorizing anyone to act on behalf of any Seller, Newly-Formed LLC or Seller Controlling Party in connection with any Tax of any Seller, Newly-Formed LLC or Seller Controlling Party, (v) there is no outstanding closing agreement, ruling request, request to consent to change a method of accounting, subpoena or request for information with or by any Governmental Entity with respect to any Seller, Newly-Formed LLC or Seller Controlling Party, its income, assets, the Target Business or Tax, (vi) no Seller, Newly-Formed LLC or Seller Controlling Party is or has ever been, a party to any Tax sharing or Tax allocation contract, (vii) no Seller or Newly-Formed LLC is or has ever been, included in any consolidated, combined or unitary Tax Return, (viii) to the knowledge of each Seller, each Newly-Formed LLC and Seller Controlling Party, no Claim has been made by a Governmental Entity in a jurisdiction where any Seller, Newly-Formed LLC or Seller Controlling Party does not file Tax Returns that any Seller, Newly-Formed LLC or Seller Controlling Party is or may be subject to taxation by that jurisdiction, (ix) to the knowledge of each Seller, Newly-Formed LLC and Seller Controlling Party, no issue has been raised by a Governmental Entity in any prior audit or investigation of any Seller, Newly-Formed LLC or the Seller Controlling Party with respect to any Tax for a Pre-Closing Period which, by application of the same or similar principles, could reasonably be expected to result in a proposed Tax deficiency of any Seller, Newly-Formed LLC or Seller Controlling Party for any subsequent taxable period, and (x) no Seller, Newly-Formed LLC or Seller Controlling Party has requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed.

(c)  No Seller or Newly-Formed LLC has “tax-exempt bond financed property” or “tax-exempt use property” within the meaning of Section 168(g) or (h), respectively, of the Code.

(d)  No Seller or Newly-Formed LLC is a party to any contract that would, individually or in the aggregate, result in the payment of any amount that would not be deductible by reason of Section 162, 280G or 404 of the Code. No Seller or Newly-Formed LLC has a plan or contract providing for deferred compensation that is subject to Section 409A(a) of the Code or any asset, plan or contract that is subject to Section 409A(b) of the Code. None of the assets of any Seller that will be contributed to any of the Newly-Formed LLCs is required to be treated as being owned by any other Person pursuant to the “safe harbor” leasing provision of Section 168(f)(8) of the Internal Revenue Code of 1954, as in effect prior to the repeal of said leasing provisions. No Seller or Newly-Formed LLC has a fixed place of business or permanent establishment in any foreign country with respect to the Target Business. No Seller or Newly-Formed LLC has entered into any “reportable transaction” (within the meaning of Treasury Regulations Section 1.6011-4 or any predecessor thereof)

(e)  Each Seller is a subchapter S corporation, for both United States federal income Tax law purposes, and in each other Tax jurisdiction where such Seller does business or is required to file a Tax Return, and has been a subchapter S corporation, in all relevant Tax jurisdictions, since its inception. Each Newly-Formed LLC is and always has been a disregarded as an entity separate from its respective Seller for income Tax purposes.

(f)  The “anti-churning” rules of Section 197(f)(9) of the Code do not apply to the Transaction.

4.4.  Absence of Certain Developments.  Except as set forth in Schedule 4.4, since the date of the Unaudited Financials, no Seller, as it relates to the Target Business, or Newly-Formed LLC has:

(a)  issued any equity securities, any profits interests, or any securities exchangeable for or convertible into any equity securities or profits interests, other than pursuant to the Contribution Agreements;

(b)  borrowed any amounts, or entered into any other liabilities which are not in the ordinary course of business, consistent with past practice;

(c)  sold, assigned or transferred any of its assets other than in the ordinary course of business, consistent with past practices, other than pursuant to the Contribution Agreements;

(d)  (i) compromised any debt or Claim other than in the ordinary course of business consistent with past practices; (ii) intentionally waived any rights other than in the ordinary course of business consistent with past practices; (iii) suffered any material theft, destruction, damage or casualty loss; (iv) intentionally waived, canceled or released any right, Claim or Accounts Receivable other than in the ordinary course of business consistent with past practices; and (v) suffered any extraordinary losses;

(e)  authorized any material increase in the compensation of such Seller’s or Newly-Formed LLC’s employees (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment), other than in the ordinary course of business, consistent with past practice (such as pursuant to such Seller’s or Newly-Formed LLC’s customary annual salary and bonus reviews);

(f)  made any change in any method of accounting or accounting practice that has had a Material Adverse Effect;

(g)  accepted any purchase order or quotation, arrangement, or understanding for future sale of the products or services of such Seller or Newly-Formed LLC, other than in the ordinary course of business, consistent with past practice;

(h)  incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) except in the ordinary course of business and consistent with past practice, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves that had a Material Adverse Effect;

(i)  written down or written up the value of any inventory, increased inventory levels in excess of historical levels for comparable periods or written off as uncollectible any notes or accounts receivable, except, in each case, in the ordinary course of business consistent with past practice;

(j)  made any single capital expenditure or commitment in excess of $75,000 for additions to property, plant, equipment or intangible capital assets or made capital expenditures or commitments in excess of $75,000 in the aggregate for additions to property, plant, equipment or intangible capital assets;

(k)  made any material change in the manner in which products or services have been performed or marketed or any other material change to the Target Business conducted by such Seller or Newly-Formed LLC;

(l)  had any material labor dispute or received notice of any material grievance;

(m)  suffered any Material Adverse Change in its financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business or operations;

(n)  granted any license or sublicense of any rights under, or with respect to, any Intellectual Property Right;

(o)  received any resignation of any management level key employee of such Seller who would otherwise have been employed by one of the Newly-Formed LLC’s after the Closing; or

(p)  agreed, whether in writing or otherwise, to take any action described in this Section 4.4.

4.5.  Affiliates.  Except as set forth on Schedule 4.5, no director, officer or Affiliate of any Seller, any Newly-Formed LLC or the Seller Controlling Party, or any corporation, partnership, limited liability company, trust or other entity in which any such Person, is an officer, director, trustee, member, manager, partner or holder of more than five percent (5%) of any class of outstanding equity thereof, is a party or intends to be a party, to any Material Contract to which any Newly-Formed LLC will be a party.

4.6.  Contracts.

(a)  Except as set forth on Schedule 4.6(a), immediately following the Closing, no Newly-Formed LLC is or will be bound by any of the following:

(i)  any contract that grants a power of attorney, agency or similar authority to another Person;

(ii)  any contract to lend or advance to, invest in, or guarantee any indebtedness, obligation or performance of, or indemnify any Person;

(iii)  any contract relating to the employment of any Person by such Newly-Formed LLC not terminable at will by such Newly-Formed LLC without obligation to pay any severance, termination or other payment, or any bonus, deferred compensation, pension, severance, profit sharing, stock option, employee stock purchase, retirement or other employee benefit plan, except the Employment Agreements;

(iv)  any contract other than purchase orders in the ordinary course, pursuant to which such Newly-Formed LLC is (1) required to make payments of $75,000 or more, or (2) entitled to receive payments of $75,000 or more, and, in each such case, any such Contract is not, without a payment required thereunder (beyond those due for work performed or materials delivered thereunder), terminable upon thirty (30) days or less notice;

(v)  any contract limiting the freedom of a Newly-Formed LLC from engaging in any business including any non-competition agreement or other restrictive covenant agreement;

(vi)  except for Permitted Claims, any Contract that contains a Restriction with respect to any Contributed Asset of such Newly-Formed LLC;

(vii)  any other contract other than purchase orders in the ordinary course, which involves consideration or other expenditures of a Newly-Formed LLC in excess of $75,000 or involving performance over a period of more than six (6) months;

(viii)  any capitalized lease; and

(ix)  any unexpired written bid or proposal to enter into any of the contacts identified above that is of a nature that it could, as presented, be accepted by a Third Party and be thereby binding upon such Newly-Formed LLC.

(b)  Except as set forth on Schedule 4.6(b) each Contract to which any Seller or Newly-Formed LLC is a party listed on Schedule 4.6(b) is as to such Seller or Newly-Formed LLC, valid and in full force and effect and there exists no (i) material default by such Seller or Newly-Formed LLC or, to the knowledge of such Seller or Newly-Formed LLC, any material default by the other party/parties thereto or, to the knowledge of such Seller or Newly-Formed LLC, event of default which could reasonably be expected to cause a Material Adverse Effect, or (ii) event, occurrence, condition or act which, with the giving of notice or the lapse of time, would become a default or event of default thereunder which could reasonably be expected to cause a Material Adverse Effect. Each Seller or Newly-Formed LLC has substantially performed all of the terms and conditions of any Contract required to be performed at or prior to Closing to which it is a party in all material respects, and, to the knowledge of such Seller or Newly-Formed LLC, all of the covenants to be performed by any other party/parties thereto have been performed in all material respects. A copy of each Contract identified on Schedule 4.6(a) or (b) or on any of the other Schedules to this Agreement has heretofore been delivered to the Company and such copy is true, correct, and complete in all material respects. Each Contract listed on any Schedule hereto is on arm’s-length terms. Each Seller or Newly-Formed LLC enjoys peaceful and undisturbed possession under all leases and licenses under which such Seller or Newly-Formed LLC is a grantee or licensee. No Seller has assigned, pledged, hypothecated or otherwise transferred any of its rights under any Contract to which it is a party, except pursuant to the Contribution Agreements. Each Seller’s or Newly-Formed LLC’s rights with respect to any such Contract are held free and clear of all Restrictions other than Restrictions contained in such Contract.

(c)  Except as set forth on Schedule 4.6(c), no written contracts between any Seller and its customers involving annual revenues in excess of $75,000 have been terminated since January 1, 2009.

4.7.  Litigation; Compliance.  Except as disclosed on Schedule 4.7 hereto, (a) there has been no written notice of any Claim pending or, to the knowledge of any Seller, threatened, other than those arising in the ordinary course of business, consistent with past practices, nor is there any written Order outstanding, against any Seller or Newly-Formed LLC that remains in effect, other than those arising in the ordinary course of business consistent with past practices; (b) no Seller or Newly-Formed LLC has received any notice claiming any material violation of any Law or Order from any Governmental Entity and no Newly-Formed LLC is subject to any Order that is unresolved; and (c) the Target Business of Sellers and the Newly-Formed LLCs is, and has at all times been, conducted in accordance in all material respects with all applicable Laws, ordinances, licenses or Permits of any Governmental Entity.

4.8.  Employees; Labor Disputes.

(a)  Except as set forth on Schedule 4.8(a), since January 1, 2006, neither Seller nor any Newly-Formed LLC has experienced any labor disputes, union organization attempts or any material work stoppage due to labor disagreements in connection with its business. Each Seller and each Newly-Formed

LLC is in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours. There is no unfair labor practice charge or complaint against any Seller or Newly-Formed LLC pending or, to the knowledge of any Seller or Newly-Formed LLC, threatened. There is no labor strike, material labor dispute, request for representation, material work slowdown or material work stoppage actually pending or to the knowledge of any Seller or Newly-Formed LLC, threatened against or affecting any Seller or Newly-Formed LLC or any secondary boycott with respect to the services of any Seller or Newly-Formed LLC. Except as set forth on Schedule 4.8(a), No Seller or Newly-Formed LLC is a party to or subject to any employment agreement, consulting agreement, collective bargaining agreement, confidentiality agreement or restrictive covenant agreement restricting any of its activities. Except as set forth on Schedule 4.8(a), there are no administrative charges or court complaints against any Seller or Newly-Formed LLC concerning alleged employment discrimination or other employment related matters pending or, to the knowledge of any Seller or Newly-Formed LLC, threatened before the U.S. Equal Employment Opportunity Commission or any Government Entity.

(b)  No collective bargaining agreement is in effect nor currently being negotiated by any Seller or Newly-Formed LLC with respect to employees of Seller.

4.9.  No Conflict; Consents.  Schedule 4.9 sets forth a complete list of all contracts to which any Seller or any Newly-Formed LLC is a party which contain a change of control provision which would be triggered by the transactions contemplated in this Agreement and, except with respect to those contracts listed on Schedule 4.9 as requiring Consent, no Consent or other action by, or notice to, any Person is necessary for the consummation of the Transactions contemplated hereby, except if the failure to obtain such consent, take such action or provide such notice would not have a Material Adverse Effect.

4.10.  Assets.

(a)  Except as set forth on Schedule 4.10(a), the Sellers have good and marketable title to all the Contributed Assets, free and clear of all Restrictions other than Permitted Claims and Assumed Liabilities. Each of the Newly-Formed LLCs will receive good and marketable title to all the assets of DJS, PTA and DSI, respectively, contributed to it, respectively, pursuant to the terms of Section 2.1 hereof.

(b)  All personal and other tangible property, plant and equipment and other assets owned, leased, or licensed by any Seller is in good and usable condition (except reasonable wear and tear which is not such as to affect adversely the operation of the Target Business as currently conducted and operated). The personal and other properties and assets (including intangibles) owned by the Sellers (and contributed to the Newly-Formed LLC) or leased or licensed by the Sellers (the rights with respect to which have been contributed to Newly-Formed LLCs) from a Third Party constitute all such properties and assets which are necessary to conduct the Target Business. To the knowledge of Sellers and Seller Controlling Party, the only jurisdictions where UCC’s have been filed that list any Seller or any Newly-Formed LLC as a debtor are set forth on Schedule 4.10(b).

4.11.  Environmental Laws and Regulations.

(a)  Each Seller and each Newly-Formed LLC is in full compliance with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulations, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder for which the lack of compliance would result in a Material Adverse Effect. No Seller and no Newly-Formed LLC has received any notice of any investigations, inquiries or other Legal Proceedings nor is any demand, Claim, hearing or notice of violation pending or, to the knowledge of any Seller or any Newly-Formed LLC, threatened against any Seller or any Newly-Formed LLC relating in any way to the Environmental Laws or any Order issued, entered, promulgated or approved thereunder. To the knowledge of any Seller or Newly-Formed LLC, there are no past or present events, conditions, circumstances, activities, practices, incidents, actions, omissions or plans which may interfere with or prevent compliance or continued compliance with the Environmental Laws or with any Order issued, entered, promulgated or approved thereunder, which would result in a Material Adverse Effect, including, without limitation, liability under

CERCLA or similar state or local Laws, or otherwise form the basis of any Legal Proceeding, hearing, notice of violation, study or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Waste. Without limiting the foregoing, (i) no Seller, Newly-Formed LLC owns, operates or leases a treatment, storage or disposal facility requiring a Permit under Environmental Law; (ii) no Hazardous Material has been released in a quantity reportable under, or in violation of, any Environmental Law by any Seller at, on or under any site or facility now owned, operated or leased or previously owned, operated or leased by any Seller, (iii) no Seller, Newly-Formed LLC or Seller Controlling Party has transported or arranged for the transportation of any Hazardous Material to any location that is listed on the NPL or listed for possible inclusion of the NPL or any similar state or local list by the Environmental Protection Agency or similar state or local Governmental Entity, (iv) no Hazardous Material generated by any Seller has been recycled, treated, stored, disposed of or released by any Seller or Newly Formed LLC at any location in violation of any applicable Environmental Law, (v) no notification of a release of Hazardous Materials has been registered or filed by or on behalf of any Seller or Newly-Formed LLC and no site or facility now owned, operated or leased or, to the knowledge of any Seller, any Newly-Formed LLC or the Seller Controlling Party, previously owned, operated or leased by any Seller or Newly-Formed LLC is listed or proposed for listing on the NPL or any similar list of sites requiring investigation or clean-up.

(b)  All documented environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or that are in the possession of, any Seller or Newly-Formed LLC relating to any site or facility that will be owned, operated or leased by any Newly-Formed LLC immediately after the Closing have been delivered to Chardan.

4.12.  Brokerage.  Except as set forth on Schedule 4.12, no broker or finder has acted directly or indirectly for any Seller, Newly-Formed LLC or Seller Controlling Party in connection with the transactions contemplated in this Agreement and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on any contract made by or on behalf of any Seller or Seller Controlling Party.

4.13.  Employee Benefit Plans.

(a)  Except as set forth on Schedule 4.13, each Employee Benefit Plan maintained or contributed to by any of the Sellers or any of the Newly-Formed LLCs at any time during the 7-calendar year period immediately preceding the date hereof with respect to which any of the Sellers or the Newly-Formed LLCs could incur or could have incurred any direct or indirect, fixed or contingent liability (collectively, the “Plans”) is and has been maintained in substantial compliance with all applicable laws and has been administered and operated in all material respects in accordance with its terms.

(b)  Each Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination or opinion letter, as applicable, from the IRS and no event has occurred and no condition exists which could reasonably be expected to result in the revocation of any such determination. Full payment has been made of all amounts which any of the Sellers or any of the Newly-Formed LLCs was required under the terms of the Plans to have paid as contributions to such Plans on or prior to the date hereof (excluding any amounts not yet due) and no Plan which is subject to Part 3 of Subtitle B of Title I of ERISA has incurred an “accumulated funding deficiency” (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived.

(c)  None of the Sellers, any of the Newly-Formed LLCs or any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively), has engaged in any transaction in connection with any Plan that could reasonably be expected to result in the imposition upon any of the Newly-Formed LLCs of a material penalty pursuant to Section 502(i) of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975(a) of the Code. Other than employment agreements, none of the Sellers or the Newly-Formed LLCs maintains any Plan (other than a Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code) which provides benefits with respect to employees or former employees following their termination of service (other than as required pursuant to Section 601 of ERISA). Each Plan subject to the requirements of Section 601 of ERISA has been operated in substantial compliance therewith.

(d)  No Plan is a “single-employer plan” (as defined in Section 4001(a)(15) of ERISA.)

(e)  No Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) and none of the Sellers nor any of the Newly-Formed LLCs has been obligated to contribute to any multiemployer plan. No material liability has been, or could reasonably be expected to be, incurred under Title IV of ERISA (other than for PBGC insurance premiums payable in the ordinary course) or Section 412(f) or (n) of the Code, by any of the Sellers, of the Newly-Formed LLCs or any entity required to be aggregated therewith pursuant to Section 4001(b) of ERISA and/or Section 414 (b), (c), (m) or (o) of the Code (and the regulations promulgated thereunder) with respect to any “employee pension benefit plan” (as defined in Section 3(2) of ERISA).

(f)  Each Plan that constitutes a nonqualified deferred compensation plan for purposes of Section 409A of the Code, if any, has, since January 1, 2005, been operated pursuant to a good faith, reasonable interpretation of the requirements of Section 409A of the Code and all applicable guidance issued thereunder.

4.14.  Insurance.  Set forth on Schedule 4.14 is a complete list of (a) all insurance Claims made by any Seller or Newly-Formed LLC within the past three (3) years and (b) all insurance policies which any Seller or Newly-Formed LLC maintains with respect to the Target Business or the operations, properties or employees of Sellers or Newly-Formed LLC. Each Seller and Newly-Formed LLC has paid all premiums due under said policies and such policies are in full force and effect. No Seller or Newly-Formed LLC has received any notice of, and is not otherwise aware of, any facts indicating a likelihood of the cancellation of any such insurance policy prior to its scheduled termination date.

4.15.  Banks.  Schedule 4.15 contains a complete and correct list of the names and locations of all banks in which PTA, DSI or a Newly-Formed LLC has accounts or safe deposit boxes, and the names of all persons authorized to draw thereon or to have access thereto.

4.16.  Business Relationships.  Except as set forth on Schedule 4.16, no Person who was a material supplier or material customer of any Seller or Newly-Formed LLC involving revenues of Seller or purchases by Seller in excess of $75,000 annually at any time during such Seller’s or Newly-Formed LLC’s previous fiscal year or the current fiscal year has canceled or otherwise terminated, or threatened, in writing, to cancel or otherwise terminate, its relationship with such Seller or Newly-Formed LLC or decreased or limited materially or threatened, in writing, to decrease materially or limit materially, its services, supplies, or materials to such Seller, Newly-Formed LLC or its purchases of the services or products of such Seller or Newly-Formed LLC. No Seller or Newly-Formed LLC has purchase contracts or commitments that will be assumed by a Newly-Formed LLC involving more that $75,000, except those made in the ordinary course of business, at arm’s length. Except as set forth on Schedule 4.16, neither Sellers nor Newly-Formed LLC have received any material payments with respect to services to be rendered or goods to be provided after the Closing by a Newly-Formed LLC, except as contemplated by the Services Agreement.

4.17.  Real Property.  No Seller or Newly-Formed LLC owns any real property.  Schedule 4.17 sets forth a true and complete list of all real property that will be leased by a Newly-Formed LLC (the “Leased Real Property”). True and correct copies of all leases, and all amendments to such leases, have been made available to Chardan. The applicable Seller has a valid leasehold interest in the Leased Real Property, free and clear of all Restrictions other than Permitted Claims and Assumed Liabilities. All leases listed on Schedule 4.17 are in full force and effect and no event of default by any Seller or Newly-Formed LLC has occurred, and no event has occurred which (whether with or without notice, lapse of time or both) could reasonably be expected to cause a default thereunder, other than the closing of the transactions contemplated by the Contribution Agreements. To the knowledge of Sellers, there are no condemnation or appropriation or similar proceedings pending or threatened against any such real property or improvements thereon. No material capital expenditures by any Seller or Newly-Formed LLC or the Seller Controlling Party, or to the knowledge of Seller or the Seller Controlling Party, by the landlord are required for the maintenance and repair of the Leased Real Property. The Leased Real Property is adequately served by gas, electricity, water, sewage, waste removal and telecommunications utilities. There are no challenges or appeals pending, or, to Sellers’ or the Seller Controlling Party’s knowledge, threatened, regarding the amount of the taxes on, or the assessed valuation of the Leased Real Property, and no Seller or Newly-Formed LLC has entered into any special arrangements or agreements with any Governmental Entity with respect thereto. The Sellers shall provide to Chardan and DAL, at the Closing, the FIRPTA Certificate.

4.18.  Intellectual Property Rights.

(a)  Neither any Seller nor any Newly-Formed LLCs has any Intellectual Property Rights that are registered, issued or subject to an application for registration or issuance. Except as set forth on Schedule 4.18(a) and other than licensed-in Intellectual Property Rights, Sellers and the Newly-Formed LLCs are the sole and exclusive owner of all the Intellectual Property Rights. Sellers and Newly-Formed LLCs have the continuing right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works, sublicense and otherwise exploit in any manner, without payment to any other Person, all the Intellectual Property Rights, except in the case of any licensed-in Intellectual Property Rights, (i) if such licensed-in Intellectual Property Rights are subject to a license agreement set forth on Schedule 4.18(a) to the extent provided by the terms of any such license agreement and (ii) if such licensed-in Intellectual Property Rights are subject to the terms of any license agreement that is not required to be set forth on Schedule 4.18(a), to the extent provided by the terms of any such license agreement, and except as set forth on Schedule 4.18(a), none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or the performance by any Seller or Newly-Formed LLC of its obligations hereunder, conflict or will conflict with, alter or impair any such rights or the validity, priority, scope, enforceability, use, ownership, license rights, duration or effectiveness of any such Intellectual Property Rights, which would have a Material Adverse Effect. The Intellectual Property Rights owned by or licensed to Sellers and each Newly-Formed LLC include all of the Intellectual Property Rights necessary to enable DAL to conduct the Target Business in all material respects in the manner in which such Target Business has been and is currently being conducted, and as proposed to be conducted.

(b)  No Seller is the subject of any pending or, to the knowledge of any Seller or the Seller Controlling Party, threatened cease and desist letter (or other similar letter), notice, or Legal Proceedings which involves a claim or notice of infringement of, unauthorized use of, or violation of any intellectual property rights of any Third Party or challenging the ownership, use, validity, priority, duration, license rights, scope, enforceability or effectiveness of any Intellectual Property Rights, and has not received written notice of any such threatened claim. Except as set forth on Schedule 4.18(b), all Intellectual Property Rights owned by any Seller or any Seller’s or Newly-Formed LLC’s right thereto, as applicable, is valid, enforceable and in full force and effect, and has not through action or failure to act lapsed, been abandoned or otherwise been forfeited, or is likely to be forfeited, in whole or in part. Except as set forth on Schedule 4.18(b), no Intellectual Property Rights owned by such Seller and each Newly-Formed LLC and used in the Target Business have been developed, in whole or in part, through the use of funding or other resources of any Governmental Entity.

(c)  Except as set forth on Schedule 4.18(c), to the knowledge of any Seller, Seller Controlling Party or Newly-Formed LLC, no Third Party is infringing, violating, misusing or misappropriating any Intellectual Property Rights owned by any Seller or Newly-Formed LLC or any licensed-in Intellectual Property Rights that are licensed to any Seller or Newly-Formed LLC on an exclusive basis and no such claims or other assertions have been made against a Third Party by any Seller or Newly-Formed LLC. Except as set forth on Schedule 4.18(c), such Seller and each Newly-Formed LLC have not received any written opinions from counsel (internal or outside counsel) with respect to the validity, enforceability, non-infringement or infringement of any Intellectual Property Rights used in the Target Business.

(d)  Except with respect to (i) licenses of commercial off-the-shelf software or (ii) the licenses listed on Schedule 4.18(d), no Seller or Newly-Formed LLC is obligated under any Contract to make any payments by way of royalties, fees or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property Rights, with respect to Sellers’ or Newly-Formed LLCs’ use thereof.

4.19.  Acquisitions.  Schedule 4.19 sets forth a true and complete list of all material transactions in which any Seller or Newly-Formed LLC either (a) acquired a majority of the equity of another entity, (b) acquired material assets from another entity not in the ordinary course of business and still in use by a Seller, (c) merged or consolidated with or into another entity, or (d) entered into a joint venture, partnership or similar arrangement, which is still in effect. Sellers and the Newly-Formed LLCs have made available to Chardan copies of all such Contracts, in each case, including all exhibits, schedules and any material document or instrument executed or delivered in connection therewith, pursuant to which such transactions described in the preceding sentence were consummated and such copies are true, complete and correct in all respects.

4.20.  Accounts Receivable.  The Accounts Receivable have arisen in the ordinary course of business for actual services rendered in connection with the Target Business and client reimbursements incurred in connection therewith and, to the knowledge of Sellers and the Newly-Formed LLCs, there are no facts or other information that indicates that the reserves and accruals reflected in the Audited Financials and Unaudited Financials are inadequate as to the date thereof. Sellers and the Newly-Formed LLCs have not factored or agreed to factor any Accounts Receivable. Subject to Sellers’ and the Newly-Formed LLCs’ discount policies described on Schedule 4.20, no Seller and no Newly-Formed LLC has discounted or agreed to discount any Accounts Receivable. The amounts at which the Accounts Receivable are carried on the Audited Financials and Unaudited Financials reflect the Accounts Receivable policy of Sellers which is consistent with GAAP, consistently applied.

4.21.  Investment Representation.

(a)  Each Seller and Seller Controlling Party has such knowledge and experience in financial and business matters that each Seller and Seller Controlling Party is capable of evaluating the merits and risks of an investment in DAL and of making an informed investment decision with respect thereto.

(b)  Each Seller hereby represents that each Seller is acquiring the Common Interests, Series A Preferred Interests and Series B Preferred Interests for its own account with the intention of holding such securities for purposes of investment, and not with a view to any further sale or distribution thereof.

(c)  Sellers understand and agree that because none of the Common Interests, Series A Preferred Interests or Series B Preferred Interests have been registered under the Securities Act, Sellers cannot dispose of any or all of the interests unless such interests are subsequently registered under the Securities Act and any applicable state securities laws, or exemptions from such registration are available.

(d)  Sellers acknowledge that legends will be placed upon the certificates or other documents representing the Common Interests, Series A Preferred Interests or Series B Preferred Interests regarding the applicable transfer restrictions set forth in this Agreement, the DAL Operating Agreement and under the Securities Act.

4.22.  Disclosure.  No representation or warranty made by any Seller, any Newly-Formed LLC or Seller Controlling Party contained in this Agreement, any other Transaction Document, nor any written statement or certificate furnished or to be furnished by or on behalf of any Seller, any Newly-Formed LLC or Seller Controlling Party to DAL or any representatives of DAL as required hereunder or listed on any Schedule hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make the statements herein or therein contained not misleading.

4.23.  Certain Business Practices.  None of the Sellers, the Newly-Formed LLCs, the Seller Controlling Party or the Target Business, nor any director, officer, agent or employee of any of them or any Affiliate (in their capacities as such) has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, or (iii) made any other unlawful payment. None of the Sellers, the Newly-Formed LLCs, the Seller Controlling Party or the Target Business, nor, to the knowledge of the Sellers, any director, officer, agent or employee of any of them or any Affiliate (in their capacities as such) has, since January 1, 2006, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Target Business or assist the Target Business in connection with any actual or proposed transaction, which, if not given could reasonably be expected to have had an adverse effect on the Target Business, or which, if not continued in the future, could reasonably be expected to adversely affect the business or prospects of the Target Business, or that could reasonably be expected to subject the Target Business to suit or penalty in any private or governmental litigation or proceeding. To the knowledge of Sellers and the Newly-Formed LLCs, all fees, costs, expenses and other charges imposed, levied, charged or collected by any Seller or (prior to the Closing) any Newly-Formed LLC in connection with the Target Business are, and at all times in the past have been, in accordance with client guidelines, except to the extent it would not have a Material Adverse Effect. To the knowledge of Sellers and Seller Controlling Party, such client guidelines comply, in all material respects, with applicable Law.

4.24.  Disclaimer of Other Representations and Warranties; General Exception.

(a)  Sellers do not make, and have not made, any representations or warranties in connection with the Transactions contemplated by this Agreement or the Transaction Documents other than those expressly set forth herein or therein. It is understood that any data, any financial information or any memoranda or offering materials or presentations not set forth herein are not and shall not be deemed to be or to include representations or warranties of Sellers, the Newly-Formed LLCs or Seller Controlling Party. Except as expressly set forth herein, no Person has been authorized by Sellers, the Newly-Formed LLCs or Seller Controlling Party to make any representation or warranty relating to Sellers, any Newly-Formed LLC, the Seller Controlling Party or the Target Business or otherwise in connection with the Transactions contemplated by this Agreement or the Transaction Documents, and if made, such representation or warranty may not be relied upon as having been authorized by Sellers.

(b)  Notwithstanding the foregoing representations and warranties the Sellers, Newly-Formed LLCs and the Seller Controlling Party make no representations or warranties relating to the matters covered by the Rules Regulating the Florida Bar, as amended from time to time, for lawyers admitted to practice law in the State of Florida prohibiting the unauthorized practice of law as such rules may relate to the provision of services under the Services Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF
DAL, FLATWORLD, GUPTA AND VALENTY

5.1.  DAL, FlatWorld, Gupta and Valenty Representations.  DAL, FlatWorld, Gupta and Valenty, jointly and severally, each hereby represents and warrants to each Seller and Chardan as follows; provided, however, that all representations and warranties of DAL, FlatWorld, Gupta and Valenty are made subject to the exceptions set forth on the Disclosure Schedules; provided further, that Valenty is not making representations and warranties with respect to Gupta, and Gupta is not making representations and warranties with respect to Valenty:

(a)  Formation.  DAL is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. DAL has all requisite power and authority, and all necessary Consents, Orders, licenses and Permits of and from all Governmental Entities, to own and use its assets, and to carry on its business as now being conducted on the date hereof.

(b)  Authority; Binding Effect; and Consents.  The execution, delivery and performance by DAL, the Existing Members, Gupta and Valenty of this Agreement and any other Transaction Documents to which any of DAL, any Existing Member, Gupta or Valenty is a party and the consummation of the transactions contemplated thereby by DAL, any Existing Member, Gupta and Valenty have been duly and validly authorized by all necessary action on the part of DAL, each Existing Member, Gupta and Valenty. DAL and each Existing Member has all requisite power and authority to enter into this Agreement and any other Transaction Documents to which it is a party and to carry out the transactions contemplated thereby. Gupta and Valenty have the requisite power and capacity to enter into this Agreement and any other Transaction Documents to which each of them, respectively, is a party and to carry out the transactions contemplated thereby. This Agreement and any other Transaction Documents to which DAL, any Existing Member, Gupta or Valenty are a party is the valid and legally binding Contract of DAL, such

Existing Member, Gupta or Valenty, respectively, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally.

(c)  Consents of Governmental Entities.  Except as set forth on Schedule 5.1(c), no Consent, declaration, filing or registration by DAL, any Existing Member, Gupta or Valenty with any Governmental Entity is required in connection with the execution and delivery by DAL, any Existing Member, Gupta or Valenty of this Agreement and the consummation of the Transactions contemplated thereby.

(d)  No Conflict.  Neither the execution, delivery nor performance of this Agreement and any other Transaction Documents to which any of DAL, either Existing Member, Gupta or Valenty is a party, nor the consummation by DAL, either Existing Member, Gupta or Valenty of the Transactions contemplated thereby, will conflict with, or result in a breach of, any of the terms, conditions or provisions of the certificate of formation of any of the foregoing or the DAL Operating Agreement, or any Contract to which DAL, either Existing Member, Gupta or Valenty is a party or by which it is bound.

(e)  Brokerage.  Except as set forth on Schedule 5.1(e), no broker or finder has acted directly or indirectly for DAL, any Existing Member, Gupta or Valenty in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements made by or on behalf of DAL, any Existing Member, Gupta or Valenty.

(f)  Litigation; Compliance.  There is no Claim, pending or to the knowledge of DAL threatened, nor is there any written Order outstanding, against DAL.

(g)  Conduct of Business. Other than in connection with the negotiation of the letters of intent relating to the Transactions, and the activities relating to the consummation of the Transactions, DAL has not conducted any business or entered into or agreed to enter into any Contract other than this Agreement and the Transaction Documents and DAL will not conduct any business or enter into or agree to enter into any Contract other than this Agreement and the Transaction Documents prior to the Closing Date. Other than in connection with the negotiation of the letters of intent relating to the Transactions, and the activities relating to the consummation of the Transactions, as of the date hereof, DAL has no assets or liabilities other than as set forth on Schedule 5.1(g) and DAL has no business or operations. Other than in connection with the negotiation of the letters of intent relating to the Transactions, the activities relating to the consummation of the Transactions, and as forth on Schedule 5.1(g), DAL will not have any business or operations prior to the Closing Date.

(h)  Membership Interests.

(i)  At the Closing, the DAL Stern Equity and DAL Chardan Equity will be duly and validly authorized and, when issued and delivered in accordance with the terms hereof and of the DAL Membership Interest Agreement and DAL Operating Agreement, for the consideration provided for herein and therein, will be validly issued, fully paid and non-assessable.

(ii)  As of the date hereof and immediately prior to the Closing, the Existing Members are the sole record and beneficial owners of all issued and outstanding membership interests in DAL.

(iii)  As of the date hereof, and immediately prior to the Closing, there are no options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase or sale of any equity interest of DAL by any Person except as specifically set forth in this Agreement.

(iv)  As of the date hereof, and immediately prior to the Closing, there are no arrangements that require or permit any interest in DAL to be voted by or at the discretion of anyone other than the Existing Members.

(i)  Taxes.  DAL is, and has always been, a partnership for income Tax purposes. Except as set forth on Schedule 5.1(i), DAL has (A) duly and timely filed (taking into account valid extensions of time to file) all Tax Returns required to be filed by it prior to the Closing, (B) duly and timely paid (taking into account valid extensions of time to pay), all Taxes due and payable before the Closing, and (C) no unpaid liabilities or obligations for any Taxes as of the date hereof. In addition, as of the Closing Date, DAL will have no unpaid liabilities or obligations for any Taxes with respect to the Pre-Closing Period.

(j)  Affiliates. Other than pursuant to the Transaction Documents, no director, officer or Affiliate of DAL, any Existing Member, Gupta or Valenty or any corporation, partnership, limited liability company, trust or other entity in which any such Person is an officer, director, trustee, member, manager, partner or holder of more than five percent (5%) of any class of outstanding equity thereof, is a party to or intends to be a party to any Contract to which DAL or its post-Closing Affiliates is a party.

(k)  Banks.  Schedule 5.1(k) contains a complete and correct list of the names and locations of all banks in which DAL has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto.

(l)  Investment Representation.

(i)  Each Existing Member has such knowledge and experience in financial and business matters that such Existing Member is capable of evaluating the merits and risks of their continued investment in DAL and of making an informed decision to continue to hold equity interests in DAL.

(ii)  Each Existing Member hereby represents that the Common Interests and Series B Preferred Interests it holds, pursuant to the Transactions contemplated by the Transaction Documents, are for its own account with the intention of holding such securities for purposes of investment, and not with a view currently to any further sale or distribution thereof.

(iii)  Each Existing Member understands and agrees that because the Common Interests and Series B Preferred Interests have not been registered under the Securities Act, the Existing Members cannot dispose of any or all of the interests unless such interests are subsequently registered under the Securities Act and any applicable state securities laws, or unless exemptions from such registration are available.

(iv)  Each Existing Member acknowledges that legends will be placed upon the certificates or other documents representing the Common Interests and Series B Preferred Interests regarding the applicable transfer restrictions set forth in this Agreement, the DAL Operating Agreement and under the Securities Act.

(m)  Disclosure.  No representation or warranty by DAL, any Existing Member, Gupta or Valenty contained in this Agreement as qualified and supplemented by any Disclosure Schedule hereto, contains or will contain any untrue statements of material fact, or omits or will omit to state any material fact required to make the statements herein contained not misleading.

(n)  Disclaimer of Other Representations and Warranties; General Exception.  DAL, each Existing Member, Gupta and Valenty have not made any representations or warranties in connection with the transactions contemplated by this Agreement or the Transaction Documents other than those expressly set forth in this Article 5. It is understood that any data, any financial information or any memoranda or offering materials or presentations not set forth herein are not and shall not be deemed to be or to include representations or warranties of DAL, either Existing Member, Gupta or Valenty. Except as expressly set forth herein, no Person has been authorized by DAL, any Existing Member, Gupta or Valenty to make any representation or warranty relating to DAL, any Existing Member, Gupta or Valenty in connection with the transactions contemplated by this Agreement or the Transaction Documents, and if made, such representation or warranty may not be relied upon as having been authorized by DAL, either Existing Member, Gupta or Valenty.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF CHARDAN

Chardan hereby represents and warrants to DAL and each Seller as follows, provided, however, that all representations and warrants of Chardan are made subject to the exceptions set forth in the Disclosure Schedules:

6.1.  Formation, Organization, Authorization, Capitalization.

(a)  Organization.  Chardan is a corporation duly organized and validly existing under the laws of the British Virgin Islands.

(b)  Capitalization.

(i)  Capitalization.  The authorized capital stock of Chardan consists of 60,000,000 ordinary shares and 5,000,000 preferred shares of which 9,166,666 ordinary shares are issued and outstanding and no shares of preferred shares are issued and outstanding. There are 11,166,666 warrants outstanding (including the Chardan Public Warrants) to purchase ordinary shares of Chardan at a current exercise prices of $5.00 per share (the number and price subject to adjustment), expiring August 12, 2012. Except as set forth on Schedule 6.1 and in the prior sentence, and except with respect to the Underwriter Option, there are no other options, warrants or rights (other than as contemplated by this Agreement) to acquire any capital stock of Chardan. At the Closing, the Chardan shares for which the DAL Stern Equity and the Existing Members Equity is exchangeable will be duly and validly authorized and, when issued and delivered in accordance with the terms of the DAL Operating Agreement, will be validly issued and will constitute legally binding obligations of Chardan in accordance with their terms and will have been issued in compliance with all applicable British Virgin Islands and United States federal and state securities laws.

(ii)  Disputes.  There are no disputes, arbitrations or litigation proceedings involving Chardan with respect to the ordinary shares or outstanding warrants, options and other rights relating to the capital stock of Chardan.

(iii)  Issuances.  Except for the issuance of ordinary shares, warrants and options as set forth in the SEC Reports of Chardan and the Registration Statement on Form F-1, SEC Registration No. 333-152623 and the Chardan Private Placement Shares, there have not been any issuances of capital securities or options, warrants or rights to acquire the capital securities of Chardan.

(c)  Authority.  Chardan has full power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the requirement to obtain stockholder approval. The execution and delivery by Chardan of this Agreement and the Transaction Documents and the consummation by Chardan of the Transactions contemplated hereby and thereby, have been duly authorized by Chardan’s board of directors. This Agreement and the Transaction Documents have been duly executed and delivered by Chardan and constitute the legal, valid and binding obligations Chardan, enforceable against it in accordance with such document’s respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally, by general equitable principles, or as enforceability may be limited by the absence of stockholder approval.

6.2.  No Conflicts.  The execution and delivery by Chardan of this Agreement and the Transaction Documents does not, and the performance by Chardan of its respective obligations under this Agreement or any of the Transaction Documents, and the consummation of the transactions contemplated hereby and thereby, will not (assuming receipt of stockholder approval): (a) conflict with or result in a violation or breach of Chardan’s Amended and Restated Memorandum and Articles of Association, or (b) subject to obtaining Consents, obtaining approvals and taking actions, making the filings and giving the notices specifically referenced in this Agreement, conflict with or result in a violation or breach of any Law applicable to Chardan or any of its assets or properties.

6.3.  Legal Proceedings.  There are no Legal Proceedings pending or, to the knowledge of Chardan, threatened, against Chardan or any of its respective assets or properties, which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the performance of any of Chardan’s obligations contemplated by this Agreement or any Transaction Document.

6.4.  Consents of Governmental Entities.  Except as set forth on Schedule 6.4, no Consent, or declaration, filing or registration by Chardan with any Governmental Entity is required in connection with the execution and delivery by Chardan of this Agreement or any of the Transaction Documents and the consummation of the Transactions contemplated hereby or thereby.

6.5.  Financial Statements.

(a)  Chardan’s 2008 audited consolidated financial statements (the “Chardan Audited Financials”) included in Chardan’s 2008 Annual Report on Form 20-F and the unaudited financial statements of Chardan for the six months ended June 30, 2009 included in Chardan’s Report of Foreign Private Issuer on Form 6-K (the “Chardan Unaudited Financials”) fairly present, in all material respects, Chardan’s financial condition and the results of its operations as of their respective dates and for the periods then ended. The Chardan Audited Financials contain and reflect all necessary adjustments and accruals for a fair presentation of Chardan’s financial condition as of their respective dates, and contain and reflect adequate provisions for all reasonably anticipated material liabilities for all material income, property, sales, payroll or other Taxes applicable to Chardan with respect to the periods then ended.

(b)  Except as specifically disclosed, reflected or fully reserved against on the December 31, 2008 balance sheet contained in the Chardan Audited Financials (the “Chardan December Balance Sheet”) and for liabilities and obligations of a similar nature incurred in the ordinary course of business since the date of the Chardan December Balance Sheet and except as set forth in the Chardan Unaudited Financials or on Schedule 6.5(b), there are no material liabilities, debts or obligations of any nature (whether accrued, absolute, contingent, liquidated or unliquidated, unasserted or otherwise) relating to Chardan required to be reflected on the Chardan December Balance Sheet or in the balance sheet contained in the Unaudited Financials in accordance with US GAAP. All material debts and liabilities, fixed or contingent, which are required to be included in accordance with US GAAP on an accrual basis on the Chardan December Balance Sheet, are included therein.

(c)  The Chardan December Balance Sheet accurately reflects the outstanding Chardan Indebtedness as of the date thereof. Except as set forth on Schedule 6.5(c), Chardan does not have any Chardan Indebtedness.

6.6.  Taxes.  Except as set forth on Schedule 6.6: Chardan has (a) duly and timely filed (taking into account valid extensions of time to file) all Tax Returns required to be filed by it on or prior to the Closing Date, which Tax Returns are true, correct and complete in all material respects, and (b) duly and timely paid (taking into account valid extensions of time to pay) all Taxes due and payable on or before the Closing Date, and has properly accrued, in all material respects, on the Chardan Audited Financials all Taxes not yet due and payable. Chardan has, in all material respects, timely and properly withheld or collected, paid over and reported all employment Taxes required to be withheld or collected by it on or before the Closing Date.

6.7.  Absence of Certain Developments.  Except as set forth in Schedule 6.7, since June 30, 2009, no Chardan Material Adverse Change has occurred in Chardan’s financial condition, and Chardan has not:

(a)  issued any equity securities, any profits interests, or any securities exchangeable for or convertible into any equity securities or profits interests, other than the Chardan Private Placement Shares;

(b)  borrowed any amounts, or incurred any other liabilities which are not in the ordinary course of business, consistent with past practice;

(c)  sold, assigned or transferred any of its assets other than in the ordinary course of business, consistent with past practices;

(d)  (i) compromised any debt or Claim other than in the ordinary course of business consistent with past practices; (ii) intentionally waived any rights other than in the ordinary course of business consistent with past practices; (iii) suffered any material theft, destruction, damage or casualty loss; (iv) intentionally waived, canceled or released any right, Claim or Accounts Receivable other than in the ordinary course of business consistent with past practices; and (v) suffered any extraordinary losses;

(e)  other than in connection with the Transaction Documents, incurred any material liabilities or obligations (absolute, accrued, contingent or otherwise) except in the ordinary course of business and consistent with past practice, or experienced any change in any assumptions underlying or methods of calculating, any bad debt, contingency or other reserves that had a Chardan Material Adverse Effect;

(f)  made any single capital expenditure or commitment in excess of $75,000 for additions to property, plant, equipment or intangible capital assets or made capital expenditures or commitments in excess of $75,000 in the aggregate for additions to property, plant, equipment or intangible capital assets, except, in each case, in the ordinary course of business consistent with past practice;

(g)  been removed from trading on the Nasdaq Stock Market because of a breach or violation of any applicable laws, or received notice from any security supervisory agencies warning or punishing Chardan due to a violation of exchange market rules or received notice of termination or suspension in trading on the Nasdaq Stock Market, except for suspensions of trading in normal situations;

(h)  suffered any Chardan Material Adverse Change in its financial condition, assets, liabilities (absolute, accrued, contingent or otherwise), reserves, business or operations; or

(i)  agreed, whether in writing or otherwise, to take any action described in this Section 6.7.

6.8.  Affiliates.  Other than with respect to the Employment Agreements, and except as set forth on Schedule 6.8, no director, officer or Affiliate of Chardan, or any corporation, partnership, limited liability company, trust or other entity in which any such Person is an officer, director, trustee, member, manager, partner or holder of more than five percent (5%) of any class of outstanding equity thereof, has been a party, is a party or intends to be a party, to any Contract to which Chardan, DAL or any Newly-Formed LLC will be a party immediately following the Closing.

6.9.  Contracts.  Except as set forth on Schedule 6.9, Chardan is not bound by any contract other than purchase orders in the ordinary course, which involves consideration or other expenditures in excess of $75,000 or involving performance over a period of more than six (6) months

6.10.  Litigation; Compliance.  Except as disclosed on Schedule 6.10 hereto, (a) there has been no written notice of any Claim pending or, to the knowledge of Chardan, threatened in writing, against Chardan, nor is there any written Order outstanding against Chardan that remains in effect; (b) Chardan has not received any written notice claiming any material violation of any Law or Order from any Governmental Entity that is unresolved; and (c) Chardan is currently, and has at all times been in compliance in all material respects with all applicable Laws, ordinances, licenses or Permits of any Governmental Entity.

6.11.  No Conflict; Consents.  Schedule 6.11 sets forth a complete list of all contracts to which Chardan is a party which contain a change of control provision which would be triggered by the Transactions contemplated in this Agreement and, except with respect to those contracts listed on Schedule 6.11 as requiring Consent, no Consent or other action by, or notice to, any Person is necessary for the consummation of the Transactions contemplated hereby, except if the failure to obtain such consent, take such action or provide such notice would not have a Chardan Material Adverse Effect.

6.12.  Banks.  Schedule 6.12 contains a complete and correct list of the names and locations of all banks in which Chardan has accounts or safe deposit boxes, and the names of all persons authorized to draw thereon or to have access thereto.

6.13.  Trust Fund.  As of the Closing Date between (a) Chardan’s trust account with Continental Stock Transfer & Trust Company, plus (b) the amount of financing secured by Chardan pursuant to the sale of the Chardan Private Placement Shares, Chardan will have cash balances equal to the Initial Cash.

6.14.  SEC Reports.

(a)  Chardan has delivered to the parties, or there have been available by public means, (i) Chardan’s Annual Report on Form 20-F for the period ended December 31, 2008 and (ii) Chardan’s prospectus, dated August 12, 2008, relating to its initial public offering of securities, and (iii) all other reports filed by Chardan under the Exchange Act (all of such materials, together with any amendments thereto and documents incorporated by reference therein, are referred to herein as the “SEC Reports”).

(b)  As of its filing date or, if applicable, its effective date, each SEC Report compiled in all material respects with the requirements of the Laws applicable to Chardan for such SEC report, including the Securities Act and the Exchange Act.

(c)  Each SEC Report as of its filing date and the prospectus referred to in clause (ii) of Section 6.14(a), as of its effective date, did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Chardan has filed all reports under the Exchange Act that were required to be filed as of the date hereof and will have filed all such reports required to have been filed through the Closing Date and has otherwise materially complied with all requirements of the Securities Act and the Exchange Act.

(d)  Chardan is in compliance in all material respects with the Sarbanes-Oxley Act of 2002.

6.15.  Certain Business Practices.  Neither Chardan, nor any director, officer, agent or employee of Chardan (in their capacities as such) has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, or (b) made any other unlawful payment. Chardan has not and to Chardan’s knowledge, none of Chardan’s directors, officers, agents or employees (in their capacities as such) has, since January 1, 2009, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person that could reasonably be expected to subject Chardan to suit or penalty in any private or governmental litigation or proceeding.

6.16.  Brokerage.  Except as set forth on Schedule 6.16, no broker or finder has acted directly or indirectly for Chardan in connection with this Agreement or the Transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commission in respect thereof based in any way on agreements made by or on behalf of Chardan.

6.17.  Investment Representations.

(a)  Chardan has such knowledge and experience in financial and business matters that Chardan is capable of evaluating the merits and risks of an investment in DAL and is capable of making an informed investment decision.

(b)  Chardan hereby represents that it is acquiring the Common Interests for its own account with the intention of holding such securities for purposes of investment, and not with a view to any further sale or distribution thereof.

(c)  Chardan understands and agrees that because the Common Interests have not been registered under the Securities Act, Chardan cannot dispose of any or all of the interests unless such interests are subsequently registered under the Securities Act and any applicable state securities laws, or exemptions from such registration are available.

(d)  Chardan acknowledges that legends will be placed upon the certificates or other documents representing the Common Interests regarding the applicable transfer restrictions set forth in this Agreement, the DAL Operating Agreement and under the Securities Act.

6.18.  Disclosure.  No representation or warranty by Chardan contained in this Agreement, any Transaction Document, nor any written statement or certificate furnished or to be furnished by or on behalf of

Chardan as required hereunder or listed on any Schedule hereto, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to make the statements herein or therein contained not misleading.

6.19.  Disclaimer of Other Representations and Warranties; General Exception.  Chardan does not make and has not made any representations or warranties in connection with the transactions contemplated by this Agreement or the Transaction Documents other than those expressly set forth herein. It is understood that any data, any financial information or any memoranda or offering materials or presentations not set forth herein are not and shall not be deemed to be or to include representations or warranties of Chardan. Except as expressly set forth herein, no Person has been authorized by Chardan to make any representation or warranty relating to Chardan in connection with the transactions contemplated by this Agreement or the Transaction Documents, and if made, such representation or warranty may not be relied upon as having been authorized by Chardan.

ARTICLE 7

CONDITIONS TO OBLIGATIONS

7.1.  Conditions to Obligations of DAL, the Existing Members, Gupta and Valenty.  The obligations of DAL, the Existing Members, Gupta and Valenty to consummate the transactions provided for herein shall be subject to the customary closing terms and conditions set forth in the DAL Membership Interest Agreement including, but not limited to, the contribution of the Target Business by DJS, PTA and DSI to the Newly-Formed LLCs pursuant to Section 2.1 hereof; the bringdown of the representations and warranties of each Seller, each Newly-Formed LLC and Seller Controlling Party; delivery of closing certificates; delivery of good standing certificates; no Material Adverse Change; necessary consents, approvals and releases; opinions of counsel; execution of an employment agreement by David J. Stern; execution of the DAL Operating Agreement; the obtainment of debt financing to consummate the transactions contemplated by this Agreement; execution of the Services Agreement, Facilities Sharing Agreement, Escrow Agreement, and the other Transaction Documents; delivery of name change documents and the satisfaction of DAL’s due diligence investigation.

7.2.  Conditions to Obligations of Sellers.  The obligation of Sellers to consummate the transactions provided herein with respect to DAL shall be subject to the customary closing terms and conditions set forth in the DAL Membership Interest Agreement, including but not limited to, the bringdown of the representations and warranties of DAL; delivery of officer’s certificates; payment of Initial Cash and execution of the Voting Agreement.

7.3.  Conditions to Obligations of Chardan.  The obligations of Chardan to consummate the transactions provided for herein shall be subject to the following conditions unless waived in writing by Chardan:

(a)  Stockholder Approval.  (i) By December 31, 2009, Chardan’s stockholders shall have approved the transactions contemplated by this Agreement and the other Transaction Documents, and Chardan’s public stockholders will have exercised their redemption rights with respect to fewer than 35% of the issued and outstanding Chardan Common Stock owned by them (as required under Chardan’s Amended and Restated Memorandum and Articles of Association); (ii) Chardan’s stockholders will have approved the stockholder resolution adopting the Second Amended and Restated Memorandum and Articles of Association; and (iii) Chardan’s stockholders will have approved the stockholder resolution contemplated by the Voting Agreement with respect to the composition of the Chardan board of directors.

(b)  Conditions to Obligations of DAL.  All DAL conditions other than those within the control of Chardan have been satisfied or separately waived in writing by Chardan, regardless of any waiver thereof by DAL, which shall not bind Chardan with respect thereto.

ARTICLE 8

RESTRICTIVE COVENANTS

8.1.  Restrictive Covenants.  In consideration of the payment of the Initial Cash and the Post-Closing Cash, and for the purpose of protecting the Target Business’ trade secrets and goodwill, each Seller, and the Seller Controlling Party (including their respective Affiliates) agree and acknowledge that the DAL Membership Interest Agreement contains customary non-solicitation and noncompete provisions effective during the Restricted Period, providing equitable relief to DAL and Chardan in the event that such restrictions are breached by any Seller or the Seller Controlling Party.

ARTICLE 9

OTHER COVENANTS AND AGREEMENTS

9.1.  Covenants To Be Observed by Each Seller.  Each Seller and the Seller Controlling Party hereby covenants and agrees to comply with, and to cause the Newly-Formed LLCs to comply with, the following:

(a)  Operation of Target Business in the Ordinary Course.  Except as otherwise contemplated herein, or as previously approved by DAL in writing, until the Release Time, each Seller and the Seller Controlling Party shall, and shall cause the Newly-Formed LLCs to, conduct the Target Business only in the ordinary course and consistent with its prior practices. Without limiting the generality of the foregoing, prior to the Release Time, neither the Seller Controlling Party, the Sellers nor the Newly-Formed LLCs shall, without Chardan’s prior written consent, which may be withheld in Chardan’s sole discretion, (i) permit to occur, take any action or enter into any transaction of the sort described in Section 4.4 hereof (other than (l) or (o)), or which would cause any representation or warranty made in (1) Section 4.4 hereof (other than (l) or (o)), or (2) the last two sentences of Section 4.23, to be untrue or (ii) make, change, revoke or terminate any material Tax election or change any annual Tax accounting period.

(b)  Insurance; Defaults; Litigation.  Until the Release Time, each Seller shall, and shall cause each Newly-Formed LLC to (i) maintain in force (including necessary renewals thereof) the insurance policies currently in effect, except to the extent that they may be replaced with equivalent policies appropriate to insure its assets and business, to the same extent as currently insured, without material increase in cost; (ii) comply in all material respects with all Contracts to which any Seller or any Newly-Formed LLC is a party and not suffer or permit to exist any condition or event that, with notice or lapse of time or both, would constitute a material default by it under any material Contract, license or governmental Consent or Permit; (iii) duly observe and conform, in all material respects, to all applicable Laws; and (iv) notify Chardan of any Claim that after the date hereof is threatened or commenced against it, other than Claims that are not material and are in the ordinary course of business.

9.2.  Access.

(a)  Until the Release Time, the Seller Controlling Party and each Seller shall, and shall cause each Newly-Formed LLC to, upon reasonable notice, afford Chardan and its accountants, managers, members, officers, partners, employees, counsel, agents and other representatives, reasonable access during business hours, subject to the terms of the existing confidentiality agreements, to the plants, properties, books, and records of each Seller and each Newly-Formed LLC, shall permit them to make extracts from and copies of such Books and Records, and will from time to time furnish Chardan with such additional financial and operating data and other information as to the financial condition, results of operations, businesses, properties, assets, liabilities, or further prospects of each Seller and the Newly-Formed LLCs as Chardan requests; provided, however, that (i) neither Sellers nor any Newly-Formed LLC shall be required to provide access to any documentation or books or records containing client confidences or information that is subject to the attorney-client privilege, (ii) Chardan agrees to keep all information obtained as a result of such access in strict confidence, and (iii) Chardan will not contact customers or employees of Sellers (other than David J. Stern) without Sellers’ prior consent and will comply with Sellers reasonable guidelines and procedures in connection with such contact so as to minimize disruption of the Sellers’ operations. In the event the transactions contemplated by this Agreement are terminated as described in

Article 12 hereunder, all such information shall be returned to the applicable Seller and the applicable Newly-Formed LLC within a reasonable time. Until the Release Time, the Seller Controlling Party and each Seller shall, and shall cause each Newly-Formed LLC to, cause their independent certified public accountants to make available to Chardan and its independent certified public accountants the work papers relating to any audits of any Seller and any Newly-Formed LLC. The Seller Controlling Party and each Seller shall provide DAL with equivalent access (subject to the terms of the existing confidentiality agreement and the confidentiality obligations set forth in this Section 9.2) to the same data and information as is provided to Chardan.

(b)  Until the Release Time, DAL and Chardan shall, upon reasonable notice, afford Sellers and their accountants, managers, members, officers, partners, employees, counsel, agents and other representatives, reasonable access during business hours, subject to the terms of the existing confidentiality agreements, to the plants, properties, books, and records of DAL and Chardan, shall permit them to make extracts from and copies of such books and records, and will from time to time furnish Sellers with such additional financial and operating data and other information as to the financial condition, results of operations, businesses, properties, assets, liabilities, or further prospects of DAL and Chardan as Sellers request; provided, however, that Sellers agree to keep all information obtained as a result of such access in strict confidence. In the event the transactions contemplated by this Agreement are terminated as described in Article 12 hereunder, all such information shall be returned to DAL and Chardan within a reasonable time. Until the Release Time, Chardan shall cause their independent certified public accountants to make available to Sellers and their independent certified public accountants the work papers relating to any audits of Chardan.

9.3.  Contracts.  Until the Release Time, the Seller Controlling Party and each Seller shall not, and shall cause the Newly-Formed LLCs not to, enter into any material Contract (unless such Contract is in the ordinary course of business consistent with past practices) not approved in writing by Chardan, and Chardan and DAL shall not enter into any material Contract (unless such Contract is in the ordinary course of business consistent with past practices) not approved in writing by Sellers, in each case, such approval not to be unreasonably withheld, conditioned or delayed.

9.4.  Employees and Employee Benefits.

(a)  Until the Release Time, each Seller shall, and shall cause the Newly-Formed LLCs to, refrain from adopting any Seller Plan or amending any Seller Plan which increases the current or future liability of any Seller thereunder (other than an amendment that is required by Law or that is necessary or appropriate to maintain the Plan’s qualified status under the Code) and shall timely pay all of its contributions for the benefit of its respective employees to the applicable Newly-Formed LLC Plans as such contributions become due.

(b)  Effective as of the Closing Date, the Transferred Employees (as defined in the Contributions Agreements) shall be hired by Newly-Formed LLCs at the same base salary or hourly rate as was paid to them by the Seller employing them immediately prior to the Closing Date.

(c)  As of the Closing Date, the Newly-Formed LLCs shall adopt the Employee Benefit Plans maintained or contributed to by any of the Sellers in effect throughout the six-month period immediately prior to the Closing Date or provide the Transferred Employees with Employee Benefit Plans substantially equivalent to those the Sellers provided to the Transferred Employees throughout the six-month period immediately prior to the Closing Date. To the extent there are Newly-Formed LLC Plans, Transferred Employees shall be given credit under such Newly-Formed LLCs Plans for all service with Sellers, to the extent such service was recognized for comparable purposes under the corresponding Employee Benefit Plans of Sellers. To the extent there are Newly-Formed LLC Plans, the service credit given shall be for all purposes thereunder, including but not limited to, eligibility, vesting, service-related level of benefits, early retirement benefits and benefit accruals; provided, however, that no Transferred Employee shall receive any duplication of benefits under an Employee Benefit Plan and a Newly-Formed LLC Plan. The Newly-Formed LLC Plans shall count claims incurred since December 31, 2008 and prior to the Closing Date for purposes of applying deductibles, out-of-pocket maximums, benefit maximums and other similar limitations, and any otherwise applicable restrictions and limitations for pre-existing conditions shall be waived thereunder, except to the extent that Transferred Employees were subject to such restrictions and limitations under the applicable Employee Benefit Plans of Sellers immediately prior to the Closing Date.

(d)  Notwithstanding anything to the contrary herein, the Newly-Formed LLCs shall be fully responsible and liable to provide COBRA continuation coverage to all M&A Qualified Beneficiaries (as defined in Treasury Regulations §54.4980B-9, Q&A-4(a)) of the Sellers with respect to the transactions contemplated by this Agreement.

(e)  The Newly-Formed LLCs shall grant the Transferred Employees credit for and shall assume and be responsible for any Seller liabilities with respect to personal time off and vacation time accrued but unused or unpaid immediately prior to the Closing Date.

(f)  Effective as of the Closing Date, the Newly-Formed LLCs shall provide workers’ compensation coverage for the Transferred Employees for periods after the Closing Date.

9.5.  Taxes.  Sellers or Seller Controlling Party shall be liable for all sales, use and other transfer Taxes arising from the transactions contemplated by this Agreement or the Contribution Agreements. Sellers or Seller Controlling Party shall duly and timely file all Tax Returns relating to such Taxes and duly and timely remit to the appropriate Governmental Entity any such Taxes, and shall give a copy of such Tax Returns to DAL promptly after filing, together with proof of payment of the Tax, if any, shown thereon to be due.

9.6.  Notice of Material Adverse Changes.  Until the Release Time, (a) Sellers shall promptly notify, and shall cause each Newly-Formed LLC to promptly notify, DAL and Chardan of any Material Adverse Change, (b) DAL shall promptly notify Sellers and Chardan of any DAL Material Adverse Change and (c) Chardan shall promptly notify Sellers and DAL of any Chardan Material Adverse Change.

9.7.  Exclusivity.

(a)  In consideration of Chardan’s entering into this Agreement and devoting significant time and resources towards exploring a possible transaction, (i) the Seller Controlling Party and each Seller will cease, and will cause all Sellers and each Newly-Formed LLC and their respective officers, directors, employees, legal counsel, accountants, financial advisors, accountants, consultants and other representatives to cease, all existing discussions among any Seller or any Newly-Formed LLC or the Seller Controlling Party with any Third Party with respect to any Acquisition Proposal (as defined below) and (ii) prior to any termination of this Agreement as set forth in Section 12 hereto, each Seller and the Seller Controlling Party will not, and shall cause each Newly-Formed LLC and their respective employees, legal counsel, accountants, financial advisors, accountants, consultants and other representatives not to, engage in or continue any Solicitation (as defined below) or take any action to authorize or permit any of the foregoing to engage in or continue any Solicitation. The term “Acquisition Proposal” shall mean any proposal for (A) a sale or issuance of any shares of capital stock of any Seller or the membership interests of any Newly-Formed LLC, (B) a merger, consolidation, sale of a substantial portion of the assets or any similar transaction or business combination involving any Seller or any Newly-Formed LLC, (C) any other transaction involving any Seller or any Newly-Formed LLC or any of their securities or assets that would have an effect similar to the transactions described in (A) or (B), or (D) any other transaction that would defeat the intent of this Agreement, including a recapitalization or refinancing. The term “Solicitation” shall mean any action or activity pursuant to which any Person, directly or indirectly, solicits, entertains or enters into any agreement, negotiations with, or furnishes any information to, any Person (other than DAL, Chardan or any agent, affiliate, representative or other designee of DAL or Chardan), with respect to any Acquisition Proposal.

(b)  Before responding to any Acquisition Proposal, Sellers shall (a) immediately notify Chardan (orally and in writing) if any offer is made, any discussions or negotiations are sought to be initiated, any inquiry, proposal or contact is made or any information is requested with respect to any Acquisition Proposal, (b) promptly notify Chardan of the terms of any proposal that it may receive in respect of any such Acquisition Proposal, including the identity of the prospective purchaser or soliciting party,

(c) promptly provide Chardan with a copy of any such offer, if written, or a written summary (in reasonable detail) of such offer, if not in writing, and (d) keep Chardan informed of the status of such offer and the offeror’s efforts and activities with respect thereto.

9.8.  Debt Financing.  From the date of this Agreement until the Closing Date, each Seller, each Newly-Formed LLC and the Seller Controlling Party will provide (at no expense or liability to any of them) all cooperation reasonably requested by DAL or Chardan in connection with the debt financing for the transaction contemplated by this Agreement, including (A) making available appropriate officers and employees, on reasonable advance notice, to meet with prospective lenders and investors in meetings, presentations, and due diligence sessions, (B) assisting with the preparation of disclosure documents in connection therewith, (C) requesting its independent accountants to provide reasonable assistance to DAL or Chardan at DAL’s expense, and (D) causing each Newly-Formed LLC to execute and deliver any commitment letters, pledge and security documents, other definitive financing documents, or other requested certificates or documents; provided, that none of the letters, agreements, documents and certificates referenced in the immediately preceding clause (D) will be executed and delivered except in connection with the Closing. Each of Chardan, DAL, the Sellers, the Newly-Formed LLCs, the Seller Controlling Party, and the Existing Members will use commercially reasonable efforts to close the debt financing transaction related to the Transaction contemplated by this Agreement.

9.9.  Name Change Filing.  Promptly after Closing, PTA and DSI shall file the necessary documentation to effect its name change with the appropriate Governmental Entities in the jurisdictions of its incorporation and in which it is qualified to do business.

9.10.  Mutual Covenants.  DAL, each Newly-Formed LLC, the Seller Controlling Party, Chardan and each Seller shall cooperate with each other with respect to the following:

(a)  Satisfaction of Conditions.  Each Seller, each Newly-Formed LLC, Chardan, the Seller Controlling Party and DAL, shall use commercially reasonable efforts to cause the satisfaction of the conditions precedent to the obligation of all parties to consummate the Transactions contemplated by this Agreement, including, without limitation, the following:

(i)  Obtain from Governmental Entities any Consents, licenses, permits, waivers, or orders required to be obtained or made by DAL, Chardan, Sellers or the Newly-Formed LLCs, or to avoid any proceeding by any Governmental Entity (including, without limitation, those in connection with the HSR Act), in connection with the authorization, execution and delivery of this Agreement and the transactions contemplated herein, (ii) make or cause to be made the applications or filings required to be made by DAL, Chardan, Sellers or the Newly Formed LLCs under or with respect to the HSR Act or any other Laws in connection with the authorization, execution and delivery of this Agreement and the Transactions contemplated herein, and to pay any fees due in connection with such applications or filings which fees, in the case of the HSR Act application, which will be paid by Chardan initially and reimbursed by DAL to Chardan at Closing, as promptly as is reasonably practicable, and in any event within ten (10) Business Days after the date hereof, (iii) comply, at the earliest practicable date, with any request under or with respect to the HSR Act and any such other Laws for additional information, documents or other materials received by DAL, Chardan, Sellers or the Newly Formed LLCs from the Department of Justice, the Federal Trade Commission or any other Governmental Entity in connection with such applications or filings or this Agreement and the Transactions contemplated by this Agreement; and (iv) coordinate and cooperate with, and give due consideration to all reasonable additions, deletions or changes suggested in connection with, making (1) any filing under or with respect to the HSR Act or any such other Laws, and (2) any filings, conferences or other submissions related to resolving any investigation or other inquiry by any such Governmental Entity. Each of DAL, the Seller Controlling Party, Chardan and Sellers shall, and shall cause their respective Affiliates to, furnish to the other party all information necessary for any such application or other filing to be made in connection with this Agreement or other Transactions contemplated by this Agreement. Each of DAL, the Seller Controlling Party, Chardan and Sellers shall promptly inform the other of any communication with, and any proposed understanding, undertaking or agreement with, any Governmental Entity regarding any such application or filing by them or their Affiliates. If a party or its Affiliates intends to independently participate in any meeting with any Governmental Entity in respect of any such filings, investigation or other inquiry, then such party shall give the other party reasonable prior notice of, and the opportunity to participate in, such meeting. The parties shall coordinate and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party or its Affiliates in connection with all meetings, actions and proceedings under or relating to any such application or filing.

(b)  Notices.  Give any notices to third parties and use commercially reasonable efforts to obtain any third party consents necessary, proper or advisable to consummate the Transactions contemplated in this Agreement; provided, however, that the parties shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts in connection with this Agreement or the Transactions contemplated by this Agreement and seeking any such actions, consents, approvals or waivers; provided further, that except as expressly provided in Article 7, no such actions, consents, approvals or waivers shall constitute conditions to Closing.

(c)  Pending Actions.  Notify the other party in writing of any pending or, to their knowledge (as the case may be), threatened action, suit or other proceeding or investigation by any Governmental Entity or any other Person (A) challenging or seeking material damages in connection with this Agreement or the Transactions contemplated by this Agreement or (B) seeking to restrain or prohibit the consummation of the Transactions contemplated by this Agreement.

(d)  HSR.  Use their commercially reasonable efforts to (i) cause the expiration of the notice periods under or with respect to the HSR Act and any other Laws with respect to this Agreement or the Transactions contemplated by this Agreement, as promptly as is reasonably practicable after the execution of this Agreement, and (ii) resolve such objections, if any, as may be asserted by any Governmental Entity with respect to this Agreement or the Transactions contemplated by this Agreement. In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging this Agreement or the Transactions contemplated by this Agreement as violative of any Law, each of DAL, the Seller Controlling Party, Chardan and Sellers shall, and shall cause their respective Affiliates to, cooperate and use their commercially reasonable efforts to contest and resist any such action or proceeding, including any action or proceeding that seeks a temporary restraining order or preliminary injunction that would prohibit, prevent or restrict consummation of the Transactions contemplated by this Agreement.

(e)  Public Statements.  During the period prior to Closing, before DAL, Chardan, any Seller or Newly-Formed LLC, shall release any information concerning this Agreement or the transactions contemplated hereby which is intended for or may result in public dissemination thereof, such parties shall furnish drafts of all documents or proposed oral statements to the other party, for comments, and shall not release any such information without the written Consent of the other party. Nothing contained herein shall prevent any party hereto from timely satisfying its disclosure obligations under federal and state securities laws, or from releasing any information (i) to any Governmental Entity if otherwise required to do so by Law or (ii) after the Closing. Other than pursuant to the language shown on, and consistent with the timing provided for in Exhibit K hereto, FlatWorld shall not make any public announcement or issue any press release with respect to the Transactions contemplated by this Agreement and the Transaction Documents without Chardan’s prior written consent.

9.11.  Covenant to be Observed by Chardan.

(a)  Capital Transactions.  Chardan hereby covenants and agrees that any capital transaction entered into by it that results in the receipt by Chardan of any cash, or the acquisition of the assets or stock of another business, or any portion thereof, will be followed immediately by a contribution by Chardan of such cash, assets or stock to DAL, in exchange for additional Common Interests in DAL, issued at such Common Interests’ then fair market value.

(b)  Operation of Chardan in the Ordinary Course.  Except as otherwise contemplated herein, including the completion of the issuance of the Chardan Private Placement Shares, or as previously approved by Sellers in writing, until the Release Time, Chardan shall conduct its business only in the ordinary course and consistent with its prior practices. Without limiting the generality of the foregoing, prior to the Release Time, Chardan shall not, without Sellers’ prior written consent, which may be withheld in Sellers’ sole discretion, (i) take any action or enter into any transaction of the sort described in Section 6.7 hereof (other than (g)), or which would cause any representation or warranty made in Section 6.7 hereof to be untrue, or (ii) make, change, revoke or terminate any material Tax election or change any annual Tax accounting period.

(c)  Proxy Statement.

(i)  As promptly as practicable after the execution of this Agreement, Chardan shall prepare and file with the SEC a proxy statement relating to Company Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Company Proxy Statement”). In addition, Chardan shall prepare and file with the SEC any other filings relating to the Transactions contemplated by this Agreement as and when required or requested by the SEC. Chardan will use all reasonable efforts to respond to any comments made by the SEC with respect to the Company Proxy Statement and any other filings. Chardan shall furnish all information concerning it and the holders of its capital stock as any other party hereto may reasonably request in connection with such actions and the preparation of the Company Proxy Statement and any other filings. As promptly as reasonably practicable, Chardan shall mail the Company Proxy Statement to its stockholders. The Company Proxy Statement shall include the recommendation of the Board of Directors of Chardan that adoption of this Agreement by Chardan’s stockholders is advisable and that Chardan’s Board of Directors has determined that this Agreement, and the Transactions it contemplates, is in the best interests of Chardan’s stockholders and recommends that Chardan’s stockholders vote in favor of the Agreement and the other matters set forth in Section 7.3(a).

(ii)  No amendment or supplement to the Company Proxy Statement or any other filings relating to the Transactions contemplated by this Agreement, nor any response to any comments or inquiry from the SEC, will be made by Chardan without providing the other parties with a reasonable opportunity to review and comment thereon. Chardan will advise the other parties promptly after it receives notice of any request by the SEC for amendment of the Company Proxy Statement or any other filings relating to the transactions contemplated by this Agreement or comments thereon and responses thereto or requests by the SEC for additional information.

(d)  Chardan’s Stockholders’ Meeting.  Chardan shall call and hold a meeting of its stockholders (including any adjournments thereof, the “Company Stockholders’ Meeting”) as promptly as reasonably practicable after the date hereof for the purpose of voting upon the adoption of this Agreement and the other matters set forth in Section 7.3(a).

9.12.  SEC Filings.  Each of the parties hereto acknowledges that:

(a)  Stockholder Approval.  Chardan’s stockholders must approve the transactions contemplated by this Agreement prior to the transactions contemplated hereby being consummated and that, in connection with such approval, Chardan must call the Company Stockholders’ Meeting requiring Chardan to prepare and file with the SEC the Company Proxy Statement and proxy card;

(b)  Periodic Reports.  Chardan will be required to file periodic reports that must contain information about the Transactions contemplated by this Agreement;

(c)  Current Reports.  Chardan will be required to file Current Reports on Form 6-K to announce the Transactions contemplated hereby and other significant events that may occur in connection with such Transaction; and

(d)  Cooperation.  In connection with any filing Chardan makes with the SEC that requires information about the Transactions contemplated by this Agreement to be included, each of the parties hereto will, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, use their commercially reasonable efforts to (A) cooperate with Chardan, (B) respond to questions about the Target Business and this Transaction required in any filing or requested by the SEC, and (C) provide any information reasonably requested by Chardan or Chardan’s representatives in connection with any filing with the SEC.

(e)  Proxy Review.  It being understood by the parties hereto that the Company Proxy Statement will not be completed prior to the date of this Agreement, each of the Seller Controlling Party and FlatWorld will have an opportunity to review and comment on the Company Proxy Statement prior to its filing, and Chardan will cooperate to resolve any legitimate disputes with respect to the disclosure contained therein to the satisfaction of all parties in interest prior to filing; provided, that the Seller Controlling Party and FlatWorld acknowledge and agree that Chardan shall have the final approval as to the contents of the Company Proxy Statement.

9.13.  Financial Information.  Sellers and Seller Controlling Party shall provide additional financial information with respect to the Target Business requested by Chardan for inclusion in any filings to be made by Chardan with the SEC. If requested by DAL or Chardan due to regulatory requirements, such information shall be reviewed or audited by Chardan’s or DAL’s auditors.

9.14.  Books and Records.

(a)  On and after the Closing Date, DAL and the Newly-Formed LLCs will permit the Sellers and their representatives, during normal business hours, to have access to and to examine and make copies of its books and records, respectively, which relate to events occurring prior to the Closing Date or to transactions or events occurring subsequent to the Closing Date which arise out of transactions or events occurring prior to the Closing Date to the extent reasonably necessary to the Sellers in connection with the preparation of any Tax returns, Tax audits, government or regulatory investigations, lawsuits or any other matter in which the Sellers are a party or are otherwise involved.

(b)  DAL and the Newly-Formed LLCs will preserve and keep all of their respective books and records relating to any Seller for a period of at least seven years from the Closing Date. After such seven year period, before DAL and the Newly-Formed LLCs shall dispose of any such books and records, at least ninety (90) days prior written notice to such effect shall be given by DAL and the Newly-Formed LLCs to the Sellers and Sellers shall be given the opportunity, at their sole cost and expense, to remove and retain all or a part of such books and records as they may select.

9.15.  Existing Members Assignment.  The parties hereto understand that Fortuna shall assign its entire interest in DAL to FlatWorld immediately after the Closing and hereby consent to and/or approve of the assignment by Fortuna to FlatWorld, immediately after the Closing, of its entire interest in DAL and all rights, interests and obligations it has under this Agreement and any other Transaction Document. This Section 9.15 shall serve as the consent or approval required of all relevant parties to effect the assignment of all rights, interests and obligations from Fortuna to FlatWorld under any Transaction Document.

ARTICLE 10

GOVERNING LAW; DISPUTE RESOLUTION.

10.1.  Governing Law.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF FLORIDA, WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE SUBSTANTIVE LAW OF ANOTHER JURISDICTION.

10.2.  Consent to Jurisdiction.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Florida State court or Federal court of the United States of America sitting in Broward County, Florida for purposes of all proceedings arising out of, or in connection with, this Agreement or the Transactions contemplated hereby; waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court or any claim that any such proceeding brought in such a court has been brought in an inconvenient forum; agrees that the mailing of process or other papers in connection with any such action or

Proceeding in the manner provided in Section 13.6 or any other manner as may be permitted by Law shall be valid and sufficient service thereof; and agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The preceding sentence shall not limit the jurisdiction of the Arbitrating Accountants as set forth in Section 2.7 of the DAL Membership Interest Agreement, although claims may be asserted in such courts described in the preceding sentence for purposes of enforcing the jurisdiction of the Arbitrating Accountant.

ARTICLE 11

INDEMNITY

11.1.  Indemnification.

(a)  Subject to the other provisions of this Article 11, after the Closing, and subject to Section 11.2, each Seller and the Seller Controlling Party, jointly and severally, agrees to indemnify and hold harmless each of the Chardan Indemnified Parties from and against:

(i)  any and all Losses based upon, attributable to or resulting from the failure of any representation or warranty of any Seller, any Newly-Formed LLC or the Seller Controlling Party, respectively, set forth in Articles 3 and 4 (and all representations and warranties made by any such party in the DAL Membership Interest Agreement) or any representation or warranty contained in any certificate delivered by or on behalf of any Seller, any Newly-Formed LLC or the Seller Controlling Party, pursuant to this Agreement or the DAL Membership Interest Agreement, to be true and correct in all respects as of the date made;

(ii)  any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of any Seller, Seller Controlling Party or, prior the Closing, any Newly-Formed LLC, respectively, under this Agreement, the DAL Membership Interest Agreement or the Contribution Agreements;

(iii)  any and all Losses based upon, attributable to or resulting from or related to Nonassumed Liabilities, including all Losses in connection with any event, non-event, action, inaction or condition with respect to the Pre-Closing Period; and

(iv)  with respect to any Pre-Closing Period, any Taxes, additional Taxes, interest or penalties assessed or found to be due relating to any Seller, the Seller Controlling Party or (prior to the Closing) the Newly-Formed LLCs (and each Seller and the Seller Controlling Party hereby, jointly and severally, guarantee the payment of any such Taxes, additional Taxes, interest or penalties), other than in connection with Assumed Liabilities.

(b)  Subject to the other provisions of this Article 11, after the Closing, each of FlatWorld, Gupta and Valenty, (but in the case of Gupta and Valenty, severally and not jointly, with any claim paid pro rata in the ratio of 60% from Gupta and 40% from Valenty), agrees to indemnify and hold harmless each of the Chardan Indemnified Parties and Stern Indemnified Parties from and against:

(i)  any and all Losses based upon, attributable to or resulting from the failure of any representation or warranty of DAL, any Existing Member, Gupta or Valenty, set forth in Article 5 (and all representations and warranties made by any such party in the DAL Membership Interest Agreement) or any representation or warranty contained in any certificate delivered by or on behalf of DAL (prior to the Closing), any Existing Member, Gupta or Valenty pursuant to this Agreement or the DAL Membership Interest Agreement, to be true and correct in all respects as of the date made;

(ii)  any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of DAL (prior to the Closing), any Existing Member, Gupta or Valenty, respectively, under this Agreement or the DAL Membership Interest Agreement; and

(iii)  with respect to any Pre-Closing Period, any and all liabilities and obligations of DAL to the extent not related to the Transaction Documents or the letters of intent related thereto, including any and all Losses based upon, attributable to or resulting from any event, non-event, action, inaction or condition, or any obligation or liability on the part of DAL with respect to any Pre-Closing Period, not related to the Transaction Documents or the letters of intent related thereto.

(c)  Subject to the other provisions of this Article 11, after the Closing, Chardan agrees to indemnify and hold harmless each of the Stern Indemnified Parties from and against:

(i)  any and all Losses based upon, attributable to or resulting from the failure of any representation or warranty of Chardan, set forth in Article 6 (and as included in the DAL Membership Interest Agreement) or any representation or warranty contained in any certificate delivered by or on behalf of Chardan pursuant to this Agreement or the DAL Membership Interest Agreement, to be true and correct in all respects as of the date made; or

(ii)  any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of Chardan, under this Agreement or the DAL Membership Interest Agreement.

(d)  Subject to the other provisions of this Article 11, after the Closing, DAL and the Newly-Formed LLCs agree to indemnify and hold harmless each of the Stern Indemnified Parties from and against any and all Losses based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of any Newly-Formed LLC under the Contribution Agreements, including with respect to any Assumed Liabilities.

11.2.  Limitations on Indemnification.  With respect to indemnification for any Claims payable under Section 11.1(a), (b), (c) and (d):

(a)  except as provided in this Section 11.2, Sellers and Seller Controlling Party shall not have any liability under Section 11.1 unless the aggregate amount of Losses to all Chardan Indemnified Parties exceeds the Seller Basket;

(b)  except as provided in this Section 11.2, Chardan and, after the Closing, DAL and the Newly-Formed LLCs, shall not have any liability under Section 11.1 unless the aggregate amount of Losses to all Stern Indemnified Parties exceeds the Chardan Basket;

(c)  except as provided in this Section 11.2, FlatWorld, Gupta and Valenty shall not have any liability under Section 11.1 unless the aggregate amount of Losses to all Stern Indemnified Parties and Chardan Indemnified Parties exceeds the FlatWorld Basket;

(d)  notwithstanding Section 11.2(a), once the amount of the Seller Basket has been exceeded, each Seller and the Seller Controlling Party, jointly and severally, shall be liable for all subsequent Losses, subject to Section 11.2(g), to Chardan Indemnified Parties, and the Seller Basket limitation shall not apply to such subsequent Losses;

(e)  notwithstanding Section 11.2(b), once the amount of the Chardan Basket has been exceeded, Chardan shall be liable for all subsequent Losses, subject to Section 11.2(h), to Stern Indemnified Parties, and the Chardan Basket limitation shall not apply to such subsequent Losses;

(f)  notwithstanding Section 11.2(c), once the amount of the FlatWorld Basket has been exceeded, FlatWorld, Gupta and Valenty shall be liable for all subsequent Losses, subject to Section 11.2(i), to Stern Indemnified Parties and the Chardan Indemnified Parties, and the FlatWorld Basket limitation shall not apply to such subsequent Losses;

(g)  notwithstanding anything to the contrary contained in this Agreement (except as provided in the proviso at the end of this clause (g)), no amounts of indemnity shall be payable by any Seller or Seller Controlling Party as a result of a Claim arising under Section 11.1(a) which exceeds, in the aggregate, the Seller Indemnity Cap, to the extent of such excess; provided that Seller Basket and Seller Indemnity Cap shall not apply to the extent that any Claims or Losses are due to breach of the Restrictive Covenants, and Sections 9.5, 3.1(b) and (e) (Authority and Ownership, etc.), 4.3 (Taxes), 4.10(a) (Assets) and 4.12 (Brokerage), any fraud by any Seller or Seller Controlling Party, any pre-Closing Taxes to the extent provided in Section 11.1(a)(iv) and, with respect to Claims or Losses against the Sellers (but not the Seller Controlling Party), Sections 9.4, 4.8 (Employees; Labor Disputes), 4.10(b) (Assets), 4.11 (Environmental Laws and Regulations), 4.13 (Employee Benefit Plans) or any Claims with respect to Nonassumed Liabilities (as defined in the Contribution Agreement);

(h)  notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable by Chardan as a result of a Claim arising under Section 11.1(c) which exceeds, in the aggregate, the Chardan Indemnity Cap, to the extent of such excess; provided that Chardan Basket and Chardan Indemnity Cap shall not apply to the extent that any Claims or Losses are due to breach of Sections 6.1(b)(i) (Capitalization), 6.1(c) (Authority), 6.16 (Brokerage) and 6.6 (Taxes), any fraud by Chardan or any Claims arising after the Closing Date with respect to Assumed Liabilities (as defined in the Contribution Agreement); and

(i)  notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable by FlatWorld, Gupta or Valenty as a result of a Claim arising under Section 11.1(b) which exceeds, in the aggregate, the FlatWorld Indemnity Cap, to the extent of such excess; provided that FlatWorld Basket and FlatWorld Indemnity Cap shall not apply to the extent that any Claims or Losses are due to breach of Sections 5.1(g) (Conduct of Business), and 5.1(i) (Taxes), any fraud by FlatWorld, Gupta or Valenty, or any Losses under Section 11.1(b)(iii) above.

11.3.  Indemnification Procedures.

(a)  (i) In the event that any Claim shall be asserted by any party hereto in respect of which payment may be sought under Section 11.1 of this Agreement, the party seeking indemnification hereunder shall promptly cause written notice of the institution or assertion of such Claim, detailing with reasonable specificity the nature and amount of such damages or of such Claim that is covered by this indemnity, to be forwarded to the indemnifying party, who shall within fifteen (15) Business Days of receipt of such written notice, notify the party asserting such Claim as to whether the indemnifying party accepts or rejects such indemnification obligation and (ii) in the event that any Claim shall be asserted by any third party in respect of which payment may be sought under Section 11.1 of this Agreement (a “Third Party Claim”), the indemnified party shall promptly (but in no event less than ten (10) Business Days after receipt) cause written notice of the institution or assertion of such Claim, detailing with reasonable specificity the nature and amount of such damages or of such Claim that is covered by this indemnity, to be forwarded to the indemnifying party. If the indemnifying party agrees that the indemnification obligations set forth in this Article 11 apply to it with respect to a particular Claim of a third party, the indemnifying party, at its election and subject to Section 11.3(f) below, shall have the absolute and exclusive right to defend against, contest (in a forum of its choice), appeal, negotiate, settle, compromise or otherwise deal with such Claim (each of such actions for the purposes of this Section 11.3 being referred to as “defending” a Claim or the “defense” of a Claim), and shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and the indemnified party agrees to cooperate fully with such defense. If the indemnifying party elects to defend such Claim, it shall within fifteen (15) Business Days of the written notice in the first sentence of this Section 11.3(a) (or sooner, if the nature of the Claim so requires) notify the indemnified party of its intent to do so.

(b)  If the indemnifying party elects to defend such Third Party Claim, the indemnified party may be present at all meetings and Legal Proceedings, at his or its own expense, but may not participate in the defense of such Claim; provided however, that the indemnifying party shall pay for separate counsel for the indemnified parties, if a conflict or potential conflict exists between the defenses available to the indemnified party and those available to the indemnifying party that would make separate representation advisable; provided further that the indemnifying party shall not be required to pay for more than one such counsel in any single jurisdiction for all indemnified parties in connection with any Claim. If the indemnifying party (A) elects not to defend such Third Party Claim, (B) fails to notify the indemnified party of its election as herein provided, or (C) contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend such Claim and the indemnifying may participate in such a defense. If the indemnified party so defends any Third Party Claim and such Third Party Claim is ultimately determined to be a Claim for which such party was entitled to indemnification pursuant to this Article 11, then the indemnifying party shall promptly reimburse the indemnified party for the reasonable expenses of defending such Claim upon submission of periodic bills. The parties hereto agree to cooperate fully with each other in connection with any Claim. Each party shall provide the other party, copies of all notices, correspondence, or other communications received by that party with respect to the determination of the Claim promptly upon receipt thereof but in any event within five (5) Business Days of receipt.

(c)  Except as provided in Section 11.8 below, after any final Order shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall be required to pay all of the sums so due and owing to the indemnified party by wire transfer of immediately available funds within thirty (30) days after the date of such notice.

(d)  The failure of the indemnified party to give reasonably prompt notice of any Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

(e)  Notwithstanding anything in this Section 11.3 to the contrary, no indemnifying party shall be liable for any settlement of any Claim effected without its written Consent, which Consent shall not be unreasonably withheld or delayed. If the indemnifying party shall have the exclusive authority to defend such Claim under this Section 11.3, and the indemnified party nevertheless shall settle such Claim, the indemnifying party shall have no liability with respect to such settlement.

(f)  Notwithstanding anything in this Section 11.3 to the contrary, any Claim for indemnification pursuant to this Article 11 based on a breach of a representation, warranty or covenant that survives the Closing for a finite period must be asserted on or before the date of the expiration of such finite period for such Claim to be enforceable.

11.4.  Treatment of Indemnity Payments.  The parties agree to treat any indemnity payment made by the Sellers, FlatWorld, Gupta or Valenty pursuant to this Article 11 as an adjustment to amounts received by the Sellers or FlatWorld (including those indemnity payments made by Gupta or Valenty), respectively, or an adjustment to amounts paid by Chardan (if paid by Chardan), pursuant to this Agreement.

11.5.  Calculation of Losses.  Subject to the other provisions of this Article 11:

(a)  Each indemnified party shall use commercially reasonable efforts to mitigate Losses, including seeking recovery under insurance policies and from Third Parties. Any insurance proceeds or recoveries from Third Parties received by any indemnified party with respect to any Losses shall reduce, on a dollar-for-dollar basis, the amount payable to such indemnified party under the indemnification provisions of this Article 11.

(b)  All indemnification or reimbursement payments required pursuant to this Article 11 shall be reduced to take account of any net Tax benefit to the indemnified party, whether or not claimed by the indemnified party, arising in connection with the accrual, incurrence or payment of any Loss (including the net present value of any Tax benefit arising in subsequent Taxable years, calculated using a discount rate of 8% and assuming the highest applicable combined federal, state and local statutory rate of Tax for the indemnified party in effect for the Tax year in which such indemnification or reimbursement payment is made).

(c)  If, at any time on or after the Closing Date, an indemnified party receives recoveries under insurance policies or from Third Parties relating to a Loss, or any refund, rebate, return, credit or other similar payment relating to Taxes, for which an indemnifying party made an indemnification payment under this Article 11, the indemnified party shall promptly notify the indemnifying parties in writing of such receipt and shall remit the full amount of such payment (including any interest thereon received by the indemnified party, but less any Tax payable on the indemnified party’s receipt of such payment) to the indemnifying parties.

(d)  Sellers shall not be required to make indemnification payments pursuant to this Article 11 for any Loss taken into account in the calculation of, and actually paid pursuant to, any Working Capital Adjustment.

11.6.  Survival of Representations and Warranties.  All representations and warranties of the Newly-Formed LLCs, the Sellers, the Seller Controlling Party, FlatWorld, Gupta or Valenty, Chardan and DAL contained in this Agreement, the DAL Membership Interest Agreement or in any certificate delivered by or on behalf of the foregoing parties shall survive the Closing and any investigation made by or on behalf of any party hereto until eighteen (18) months after the Closing Date; provided, however, that the representations and warranties set forth in Section 3.1(b) and (e) (Authority and Ownership, etc.), Section 4.10(a) (Assets), Section 4.12 (Brokerage), Section 5.1(b) (Authorization, etc.), Section 5.1(e) (Brokerage), Section 5.1(h) (Membership Interests), Section 6.1(b)(i) (Capitalization), Section 6.1(c) (Authority), Section 6.16 (Brokerage) and any Claims for indemnification for fraud or related to Nonassumed Liabilities and Assumed Liabilities shall survive indefinitely; and provided further, that the representations and warranties set forth in Section 4.3 (Taxes), Section 4.8 (Employees; Labor Disputes), Section 4.11 (Environmental Laws and Regulations), Section 4.13 (Employee Benefit Plans), Section 5.1(i) (Taxes) and Section 6.6 (Taxes) shall survive until the later of (i) sixty (60) days after the expiration of the applicable statute of limitations for the applicable underlying Claim including any extensions or waivers thereof or (ii) if there is no applicable statute of limitations, then five (5) years from the Closing Date. A written Claim for indemnification under this Article 11 for breach of a representation or warranty may be brought at any time, provided that the representation or warranty on which such Claim is based continues to survive under this Section 11.6 at the time notice of such Claim is given in accordance with Section 11.3 hereof, and if such written notice is given within such period, all rights to indemnification with respect to such Claim shall continue in force and effect.

11.7.  Indemnity Exclusive Remedy; Effect of Fraud.  The indemnification provided for in this Article 11 shall be the exclusive remedy for recovery with respect to Losses suffered by any party to this Agreement, the DAL Membership Interest Agreement or the Contribution Agreements; provided however, that the indemnification provided for hereunder shall not be the exclusive remedy with respect to any Losses occurring due to fraudulent conduct with respect to which such fraudulent conduct the limitations of the Seller Basket and Seller Indemnity Cap shall not apply. Further, the indemnification provided for hereunder shall not be the exclusive remedy with respect to any Losses occurring due to any matter covered by the Tax Indemnity Agreements, in connection with which the terms and provisions of the respective Tax Indemnity Agreements shall apply.

11.8.  Escrow to Secure Sellers’ Indemnity Obligations.  The Sellers shall secure their indemnity obligations and those of the Seller Controlling Party under this Article 11 by depositing the Escrowed Equity with the Escrow Agent pursuant to the Escrow Agreement. Any indemnity recoveries from Sellers and the Seller Controlling Party under this Article 11 shall be recovered solely from the following sources and in the following order: (a) first, from cash, if any, held in escrow under the Escrow Agreement, (b) second, as a forfeiture of Series A Preferred Interests of Sellers held in escrow under the Escrow Agreement; (c) third, as a forfeiture of Series A Preferred Interests of Sellers or the Seller Controlling Party not held in escrow, (d) fourth, as a forfeiture of Common Interests of Sellers or the Seller Controlling Party, (e) fifth, as a forfeiture of Common Interests received upon the conversion of Series B Preferred Interests of Sellers, and (f) sixth, cash proceeds from the sale of the foregoing, but in no event shall the recovery of cash proceeds exceed the value of such Series A Preferred Interests or Common Interests as set forth below; provided that the Chardan Indemnified Parties shall be entitled to recover for any Losses, as provided for above, from any Escrowed Equity released from the Escrow and any proceeds thereof (unless such Escrowed Equity is released because cash is substituted therefor, as provided for below), such Escrowed Equity to be valued at the value thereof on the Closing Date, as provided below or the cash proceeds from the sale thereof as provided above. Pursuant to the terms and provisions of the Escrow Agreement, Sellers shall have the right to substitute cash for Escrowed Equity at any time. The Sellers shall have the right to designate the Escrow Agent under the Escrow Agreement, subject to the consent of Chardan, such consent not to be unreasonably withheld. For purposes of any such indemnity recoveries or right to substitute cash for the Escrowed Equity (i) the Series A Preferred Interests referred to in (b) and (c) above shall be valued at $25,000,000, with each Series A Preferred unit valued at its liquidation preference as set forth in the DAL Operating Agreement, and (ii) each Unit of Common Interests shall be valued at the closing price of a share of Chardan ordinary shares on the Closing Date as reported on The Nasdaq Stock Market.

ARTICLE 12

TERMINATION

12.1.  Termination of Agreement.  Anything to the contrary notwithstanding, this Agreement and the transactions contemplated by this Agreement may be terminated at any time prior to consummation of the Closing:

(a)  by mutual consent in writing of DAL, Chardan and Sellers;

(b)  by Chardan, upon written notice to the other parties, if any representation or warranty of Sellers, Seller Controlling Party, DAL, Gupta, Valenty, or FlatWorld in this Agreement or the DAL Membership Interest Agreement was untrue at the date of this Agreement or subsequently became untrue, in either case, (i) such untruth has had a Material Adverse Effect and (ii) is not curable or is not cured by the Termination Date;

(c)  by Sellers, upon written notice to the other parties, if any representation or warranty of DAL, Gupta, Valenty, FlatWorld or Chardan in this Agreement or the DAL Membership Interest Agreement was untrue at the date of this Agreement or subsequently became untrue in any material respect and, in either case, (i) such untruth has had a DAL or Chardan Material Adverse Effect and (ii) is not curable or is not cured by the Termination Date;

(d)  by Chardan, upon written notice to the other parties, if any obligation, term or condition to be performed, kept or observed by any Seller, Gupta, Valenty, FlatWorld or DAL pursuant to this Agreement or the DAL Membership Interest Agreement has not been performed, kept or observed such that the condition set forth in Section 7.1(c) of the DAL Membership Interest Agreement cannot be satisfied prior to the Termination Date or, if such failure is curable, if such failure to perform, keep or observe is not cured prior to the Termination Date;

(e)  by Sellers, upon written notice to the other parties, if any obligation, term or condition to be performed, kept or observed by DAL, Gupta, Valenty, FlatWorld or Chardan pursuant to this Agreement or the DAL Membership Interest Agreement has not been performed, kept or observed such that the condition set forth in Section 7.2(b) of the DAL Membership Interest Agreement cannot be satisfied prior to the Termination Date or, if such failure is curable, if such failure to perform, keep or observe is not cured prior to the Termination Date;

(f)  by Chardan or Sellers, upon written notice to the other parties, if any permanent injunction or other order of a court of competent jurisdiction or other competent Governmental Entity preventing or prohibiting the consummation of the transactions contemplated by this Agreement or the DAL Membership Interest Agreement shall have become final and non-appealable; provided, that the right to terminate under this Section 12.1(f) shall not be available to any Party who willfully has not complied with its obligations under Article 9 and such non-compliance materially contributed to the issuance of any such injunction or order or who has initiated the action resulting in such injunction or order;

(g)  by Chardan, if Chardan is not then in material breach of any of its obligations hereunder or under the DAL Membership Interest Agreement, or by Sellers, if Sellers are not then in material breach of any of their obligations hereunder or under the DAL Membership Interest Agreement, if the Closing has not occurred by December 31, 2009 (the “Termination Date”), upon written notice to the other parties;

(h)  by Sellers, upon written notice to the other parties, in the event that the conditions set forth in Section 7.3(a) of the DAL Membership Interest Agreement have not been satisfied by the date set in such condition; and

(i)  by Chardan or Sellers, if the requisite number of Chardan’s stockholders have not approved the Transaction, as described in Section 7.3(a) of this Agreement.

12.2.  Effect of Termination.  If this Agreement shall be terminated pursuant to Section 12.1, all further obligations of the parties under this Agreement shall terminate without further liability of any party to any other; provided, however, that the obligations of the parties contained in Section 13.3 hereof shall survive any such termination. A termination under this Article 12 does not prejudice any claims which any party may have under this Agreement, in law or in equity, as a consequence of any material breach of a covenant or agreement under this Agreement by another party and does not impair the right of any party to seek to compel specific performance by the other parties of their obligations under this Agreement. Any confidentiality agreements between the parties shall remain in full force and effect, in accordance with their terms, in the event of termination of this Agreement.

ARTICLE 13

MISCELLANEOUS PROVISIONS

Except as specifically provided otherwise in this Agreement, the following provisions shall apply hereto:

13.1.  Amendment and Modifications.  Subject to applicable Law, this Agreement may be amended, modified and supplemented only by a written agreement between DAL, Chardan, Seller Controlling Party and Sellers which states that it is intended to be a modification of this Agreement.

13.2.  Waiver of Compliance.  Any failure of Sellers, any Newly-Formed LLC, or Seller Controlling Party on the one hand, or DAL or Chardan, on the other hand, to comply with any obligation, covenant, agreement or condition in this Agreement may be expressly waived in writing by DAL, Chardan, Sellers, the Newly-Formed LLCs and Seller Controlling Party, as applicable, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure by any Seller, any Newly-Formed LLC, Seller Controlling Party, Chardan or DAL.

13.3.  Expenses.  Except as otherwise provided in the DAL Membership Interest Agreement, in the event that the transactions contemplated by this Agreement shall not take place, then, subject to all rights and remedies that a party may have against another party for breach of this Agreement, all fees and expenses incurred by each party in connection with the transactions contemplated by this Agreement shall be borne by the party incurring such fees and expenses, including all fees of legal counsel, investment bankers and accountants. Other than as provided in this Section 13.3, and in Section 13.3 of the DAL Membership Interest Agreement, in the event that the Transactions contemplated by the Transaction Documents do not close, neither FlatWorld nor DAL shall have any obligation to pay any fees, costs or expenses related thereto, other than the fees, costs and expenses each of them has incurred, respectively, or that has been incurred by each of their counsel or advisors on DAL’s or FlatWorld’s behalf, as applicable.

13.4.  Further Assurances.  During the period between the execution of this Agreement and the Closing, each party shall execute and deliver such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement the transactions contemplated by this Agreement or to evidence such events or matters.

13.5.  No Waiver of Rights.  No failure on the part of any party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such right or any other right.

13.6.  Notices.  Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if (i) delivered in Person, (ii) sent by registered or certified mail, return receipt requested, postage and fees prepaid, or (iii) sent by a national overnight delivery service, return receipt requested, fees prepaid, to the parties as follows:

(a)  if to Chardan, to:

Chardan 2008 China Acquisition Corp.
c/o Chardan Capital, LLC
474 Three Mile Road
Glastonbury, CT 06033
Attn: Dan Beharry
Facsimile: (281) 644-5751
email: dbeharry@chardancapital.com

and to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attn: Mitchell S. Nussbaum
Facsimile: 212-407-4990
email: mnussbaum@loeb.com

(b)  if to DAL, any Existing Member, Gupta or Valenty, to:

DAL Group, LLC
c/o FlatWorld Capital LLC
666 Third Avenue, 15th Floor
New York, New York 10017
Attn: Jeffrey A. Valenty
Facsimile: (212) 796-4002
Email: valenty@flatworldcapital.com

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
1585 Broadway
New York, New York 10036
Attn: Daniel J. Eisner
Facsimile: (212) 969-2900
Email: deisner@proskauer.com

(c)  if to any Seller, any Newly-Formed LLC or Seller Controlling Party, to such Seller or Seller Controlling Party at the following address:

Law Offices of David J. Stern, P.A.
900 South Pine Island Road
Suite 400
Plantation, FL 33324
Attn: David J. Stern, Esq.
Facsimile: (954) 648-5228
email: djstern@att.blackberry.net

with a copy (which shall not constitute notice) to:

Dykema Gossett PLLC 400
Renaissance Center
Detroit, MI 48243

Attn: Thomas Vaughn
Facsimile: (313) 568-6915
email: tvaughn@dykema.com

or to such other address as a party shall furnish to the other parties in writing. Any notice given under this Section 13.6 shall be effective (i) if delivered personally, when delivered, (ii) if delivered overnight by national overnight courier, the end of the next Business Day after deposit with such courier, and (iii) if mailed, the third Business Day after mailing. Any of the parties hereto may at any time and from time to time change the address to which notice shall be sent hereunder by notice to the other parties at the addresses given under this Section 13.6. The date of the giving of any notice sent by mail shall be the date of the posting of the mail.

13.7.  Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties; provided, that DAL may assign this Agreement and all provisions hereof to any acquiror of DAL; provided further, that Fortuna shall assign all rights, interests and obligations it has under this Agreement and any other Transaction Document to FlatWorld immediately after the Closing.

13.8.  Enforcement.  In the event any party resorts to legal action to enforce or interpret any provision of this Agreement, the prevailing party will be entitled to recover the costs and expenses of such action so incurred, including reasonable attorney’s fees, from any party that opposes the prevailing party in such legal action.

13.9.  Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but shall constitute one and the same instrument. Copies (whether photostatic, facsimile or otherwise) of this Agreement may be made and relied upon to the same extent as an original. The exchange of copies of this Agreement and of signature pages by facsimile transmission or e-mail shall constitute effective execution and delivery of this Agreement as to all parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.

13.10.  Headings.  The headings of the Sections and Articles herein are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of such Agreement.

13.11.  Entire Agreement.  This Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained therein, and supersedes all prior agreements, whether oral or written, by any officer, employee or representative of any party hereto with respect to the subject matter hereof.

13.12.  Third Party Beneficiaries.  Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

13.13.  Severability.  If any provision of this Agreement shall hereafter be held to be invalid or unenforceable for any reason, that provision shall be modified to the maximum extent permitted to preserve the parties’ original intent; failing which, it shall be severed from this Agreement with the balance of this Agreement continuing in full force and effect. Such occurrence shall not have the effect of rendering the provision in question invalid in any other jurisdiction or in any other case or circumstance, or of rendering invalid any other provisions contained herein to the extent that such other provisions are not themselves in conflict with any applicable Law.

13.14.  Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without bond or other security being required, in addition to any other remedy to which they are entitled at law or in equity; provided, however, that all parties hereto understand and agree that Chardan shall not be subject to actions for specific performance of this Agreement, the other Transaction Documents or the Transactions contemplated hereby in the event that the condition described in Section 7.3(a) hereof is not satisfied.

13.15.  Appendices, Exhibits and Schedules.

(a)  The Disclosure Schedules referred to herein are intended to be and hereby are specifically incorporated herein and made a part of this Agreement as if set forth herein in full.

(b)  The Disclosure Schedules provide information with respect to, or otherwise qualify, the representations, warranties and covenants in this Agreement. Notwithstanding anything to the contrary contained in this Agreement, any of the exhibits or the Disclosure Schedules, any information disclosed in one section of this Agreement, an exhibit or the Disclosure Schedules shall be deemed to be disclosed with respect to this Agreement, the exhibits and all sections of the Disclosure Schedules, as the case may be.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

COUNTERPART SIGNATURE PAGE — MASTER ACQUISITION AGREEMENT

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

DAL GROUP, LLC

By:	FLATWORLD DAL LLC, its Member
By:	NAGINA ENGINEERING INVESTMENT CORP., its Member

By: /s/ Raj K. Gupta

Name: Raj K. Gupta
Title: President

SELLERS:

LAW OFFICES OF DAVID J. STERN, P.A.

By: /s/ David J. Stern
Name: David J. Stern
Title: President

PROFESSIONAL TITLE AND ABSTRACT
COMPANY OF FLORIDA, INC.

By: /s/ David J. Stern
Name: David J. Stern
Title: President

DEFAULT SERVICING, INC.

By: /s/ David J. Stern
Name: David J. Stern
Title: President

SELLER CONTROLLING PARTY:

/s/ David J. Stern

David J. Stern

/s/ Raj K. Gupta

Raj K. Gupta

/s/ Jeffrey A. Valenty

Jeffrey A. Valenty

FLATWORLD DAL LLC

By:	FORTUNA CAPITAL PARTNERS LP, its Member
By:	FORTUNA CAPITAL CORP., its General Partner
By:	/s/ Jeffrey A. Valenty Name: Jeffrey A. Valenty Title: President

FORTUNA CAPITAL PARTNERS LP
By: FORTUNA CAPITAL CORP., its General Partner
By: /s/ Jeffrey A. Valenty Name: Jeffrey A. Valenty Title: President

DJS PROCESSING, LLC
By: /s/ David J. SternName: David J. SternTitle: President

PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, LLC
By: /s/ David J. Stern Name: David J. Stern Title: President

DEFAULT SERVICING, LLC
By: /s/ David J. Stern Name: David J. Stern Title: President

CHARDAN 2008 CHINA ACQUISITION CORP.
By: /s/ Kerry Propper Name: Kerry Propper Title: CEO

Annex D

PROPOSED FORM

CONTRIBUTION AND MEMBERSHIP INTEREST
PURCHASE AGREEMENT

DATED AS OF ____________, 2010

BY AND AMONG

DAL GROUP, LLC
(“BUYER”),

DAVID J. STERN,

LAW OFFICES OF DAVID J. STERN, P.A.
(“DJS”),

PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, INC.
(“PTA”),

DEFAULT SERVICING, INC.
(“DSI”),

RAJ K. GUPTA,

JEFFREY A. VALENTY,

FLATWORLD DAL LLC
(“FLATWORLD”),

FORTUNA CAPITAL PARTNERS LP
(“FORTUNA”),

DJS PROCESSING, LLC,

PROFESSIONAL TITLE AND ABSTRACT COMPANY OF FLORIDA, LLC,

DEFAULT SERVICING, LLC

AND

CHARDAN 2008 CHINA ACQUISITION CORP.
(“CHARDAN”)

Page
ARTICLE 1 DEFINITIONS	D-2
1.1 Definitions	D-2
1.2 Terms Generally; Certain Rules of Construction	D-7
ARTICLE 2 DAL MEMBERSHIP CONTRIBUTION AND ACQUISITION OF TARGET BUSINESS	D-7
2.1 Chardan Capital Contribution for DAL Membership Interest	D-7
2.2 Contribution and Purchase of Target Business	D-7
2.3 Existing Members Equity	D-7
2.4 Payment of the Initial Cash and Stern Deferral Note	D-7
2.5 Payment of the Post-Closing Cash	D-8
2.6 Equity Issuance	D-8
2.7 Working Capital Adjustment	D-9
2.8 Closing	D-10
2.9 Endorsements; Additional Documents	D-11
2.10 Allocation of the Purchase Price	D-11
2.11 FlatWorld Proceeds	D-11
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLERS, SELLER CONTROLLING PARTY AND NEWLY-FORMED LLCs WITH RESPECT TO SELLER, SELLER CONTROLLING PARTY AND THE NEWLY-FORMED LLCS	D-11
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF EACH SELLER AND SELLER CONTROLLING PARTY WITH RESPECT TO THE NEWLY-FORMED LLCS	D-12
ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER, FLATWORLD, GUPTA AND VALENTY	D-12
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF CHARDAN	D-12
ARTICLE 7 CONDITIONS TO CLOSING AND CLOSING DELIVERIES	D-12
7.1 Conditions to Obligations of Buyer	D-12
7.2 Conditions to Obligations of Sellers	D-14
7.3 Conditions to Obligations of Chardan	D-16
7.4 Special Condition to Obligations of Buyer	D-16
ARTICLE 8 RESTRICTIVE COVENANTS	D-16
ARTICLE 9 OTHER COVENANTS AND AGREEMENTS	D-16
9.1 Sellers	D-16
9.2 Buyer	D-16

i

ii

CONTRIBUTION AND MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Contribution and Membership Interest Purchase Agreement (including the Exhibits and Schedules hereto, this “Agreement”) is made and entered into as of this [_] day of [_______], 2010 (the “Effective Date”), by and among DAL Group, LLC, a limited liability company organized under the laws of the State of Delaware (“DAL” or “Buyer”), David J. Stern, the Law Offices of David J. Stern, P.A., a professional association licensed to practice law in the State of Florida (“DJS”), Professional Title and Abstract Company of Florida, Inc. a corporation organized under the laws of the State of Florida (“PTA”), Default Servicing, Inc., a corporation organized under the laws of the State of Florida (“DSI,” each of DJS, PTA and DSI is a “Seller” hereunder and shall be referred to herein collectively as the “Sellers”), Jeffrey A. Valenty (“Valenty”), Raj K. Gupta (“Gupta”), FlatWorld DAL LLC, a limited liability company organized under the laws of the State of Delaware (“FlatWorld”), Fortuna Capital Partners LP, a limited partnership organized under the laws of the State of Delaware (“Fortuna,” and collectively with FlatWorld, the “Existing Members”), DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware (“DJS LLC”), Professional Title and Abstract Company of Florida, LLC, a limited liability company organized under the laws of the State of Delaware (“PTA LLC”), Default Servicing, LLC, a limited liability company organized under the laws of the State of Delaware (“DSI LLC”), and Chardan 2008 China Acquisition Corp., a corporation organized under the laws of the British Virgin Islands (“Chardan”). All capitalized terms not defined herein shall have the meanings set forth in the Master Agreement.

W I T N E S S E T H:

WHEREAS, the Buyer proposes to acquire, pursuant to the terms of this Agreement, all of the issued and outstanding membership interests in each of (i) DJS LLC (the “DJS LLC Interests”) from DJS, (ii) PTA LLC (the “PTA LLC Interests”) from PTA, and (iii) DSI LLC (the “DSI LLC Interests”) from DSI, all in accordance with the terms and provisions of this Agreement; and

WHEREAS, affiliates of the Existing Members formed Buyer on March 20, 2007 and, as of the time immediately prior to the consummation of the transactions contemplated by this Agreement, the Existing Members are the sole members of DAL; and

WHEREAS, on December 10, 2009, the parties to this Agreement, along with the Newly-Formed LLCs, entered into the Master Agreement, which provides for the acquisition of the Target Business by Buyer from Sellers, partly by sale thereof by Sellers to Buyer, and partly by contribution thereof by Sellers to Buyer, upon the satisfaction of certain conditions, including the securing of financing for such purpose; and

WHEREAS, Chardan desires to contribute to Buyer pursuant to the terms of this Agreement, in exchange for a majority of the LLC membership interests in Buyer, capital sufficient for Buyer to purchase a portion of the Acquired Interests, which Acquired Interests represent all of the assets, business and operations of the Target Business, from each of DJS, PTA and DSI, respectively, all in accordance with the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1  Definitions.  As used in this Agreement and the Exhibits and Schedules delivered pursuant hereto, and to the extent incorporated in other Transaction Documents, the following definitions shall apply:

“Acquired Interests” means, collectively, the DJS LLC Interests, the PTA LLC Interests, and the DSI LLC Interests.

“Acquisition Proposal” has the meaning set forth in Section 9.7 of the Master Agreement.

“Affiliate” means, as to any Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. With respect to any natural person, the term Affiliate shall also include any member of said person’s immediate family, any family limited partnership or similar entity for said person and any trust, voting or otherwise, of which said person is a trustee or of which said person or any of said person’s immediate family is a beneficiary. With respect to any trust, the term Affiliate shall also include any beneficiary or trustee of such trust. For purposes of the foregoing, the term “control” and variations thereof means the possession of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the recitals.

“Assumed Liabilities” has the meaning set forth in the Master Agreement.

“Business Day” means any day other than a Saturday, Sunday or legal holiday in connection with which banks in New York, New York are authorized or permitted to close.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Indebtedness” means all payment obligations (including obligations under capitalized leases) of Buyer to any bank, insurance company, finance company or other institutional lender or other Person for money borrowed and obligations evidenced by the Deferral Notes; provided, however, that Buyer Indebtedness shall not include trade payables and accruals, Post-Closing Cash, the Chardan Capital Fee or the FlatWorld Warrant Proceeds.

“Buyer Material Adverse Change” has the meaning set forth in the definition of DAL Material Adverse Change in the Master Agreement.

“Chardan Initial Capital Contribution” has the meaning set forth in the Master Agreement.

“Chardan Capital Fee” means $2,000,000.

“Chardan Deferral Note” means a promissory note in the principal amount of $250,000, in the form attached hereto as Exhibit A., and the Subsidiaries Guaranties thereof.

“Chardan Material Adverse Change” has the meaning set forth in the Master Agreement.

“Chardan Private Placement Shares” has the meaning set forth in the Master Agreement.

“Chardan Services Agreement” means the Chardan Services Agreement dated the date hereof, between Chardan Capital, LLC and DAL, in the form attached hereto as Exhibit B.

“Chardan Warrant Cash” has the meaning set forth in the Master Agreement.

“Chardan Warrants” has the meaning set forth in the Master Agreement.

“Claims” means any and all notices, claims, demands, Legal Proceedings, deficiencies Orders, and Losses assessed or sustained, including the defense or settlement of any such Claim and the enforcement of all rights to indemnification under this Agreement.

“Closing Date” means the date that is no more than three (3) Business Days following the satisfaction or waiver of the conditions set forth in Article 7.

“Closing” means the consummation of the transactions contemplated by this Agreement in accordance herewith, which shall be deemed to occur as of 11:59 p.m. on the day of the Closing Date.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Interest” means the Common Membership Interests of Buyer, issued pursuant to the DAL Operating Agreement.

“Consent” means any consent, authorization or approval.

“Contributed Asset” means any asset contributed by Sellers to the Newly-Formed LLCs, pursuant to a Contribution Agreement, or otherwise.

“Contribution Agreements” has the meaning set forth in the Master Agreement.

“Contract” means any contract, agreement, commitment, arrangement or understanding (whether written or oral, whether formal or informal).

“Conveyance Documents” has the meaning provided for in Section 2.9(b).

“DAL” has the meaning set forth in the Preamble.

“DAL Acquisition Debt” means up to $15,000,000 in borrowed funds secured by DAL from Bank of America, N.A. to partially fund the purchase of the Target Business.

“DAL Chardan Equity” means (a) [________] Common Interests in Buyer, plus (b) 11,166,666 DAL Warrants of Buyer, plus (c) DAL Warrants of Buyer entitling the holder thereof to Common Interests in Buyer upon the exercise of each Underwriter Option of Chardan, plus (d) a number of Common Interests in Buyer equal to the number of Chardan Private Placement Shares issued by Chardan on or before Closing; provided, however, if Chardan does not make the full Chardan Initial Capital Contribution to Buyer because a portion of Chardan’s stockholders elect to have their stock redeemed, then the number of Common Interests in Buyer will be reduced by an amount equal to the number of shares of Chardan Common Stock so redeemed.

“DAL Expenses” has the meaning set forth in Section 13.3.

“DAL Operating Agreement” has the meaning set forth in the Master Agreement.

“DAL Stern Equity” has the meaning set forth in Exhibit C to this Agreement.

“DAL Warrants” means the Warrants issued by DAL to Chardan as part of the Equity Consideration, each exercisable into one Common Interest, at a price of $5.00, upon the exercise of each Chardan Warrant or entitling the holder thereof to common interests of DAL upon the exercise of the Underwriters’ Options issued by Chardan to each Underwriter of Chardan’s initial public offering.

“Deferral Notes” means the Stern Deferral Note, the Rodman Deferral Note, the Underwriters’ Deferral Note and the Chardan Deferral Note.

“DJS LLC Interests” has the meaning set forth in the Recitals.

“DJS” has the meaning set forth in the Preamble.

“DSI LLC Interests” has the meaning set forth in the Recitals.

“DSI” has the meaning set forth in the Preamble.

“EBITDA” means earnings before interest, taxes, depreciation and amortization, as determined in accordance with U.S. GAAP, consistently applied by the Buyer in a manner consistent with the Audited Financials.

“Employment Agreement” has the meaning set forth in the Master Agreement.

“Equity Consideration” means the DAL Chardan Equity, the DAL Stern Equity and the Existing Members Equity.

“Escrow Agent” means US Bank and Trust Company.

“Escrow Agreement” has the meaning set forth in the Master Agreement.

“Escrowed Equity” means the Series A Preferred Interests of DJS, PTA and DSI with an aggregate value as of the Closing of $15,000,000 deposited with the Escrow Agent pursuant to the Escrow Agreement and Section 11 of the Master Agreement.

“Existing Members” has the meaning set forth in the Preamble.

“Existing Members Equity” means (a) 1,500,000 Common Interests in Buyer, plus (b) 153,334 Series B1 Preferred Interests in Buyer, plus (c) 153,334 Series B2 Preferred Interests in Buyer, plus (d) 153,333 Series B3 Preferred Interests in Buyer, plus (e) 153,333 Series B4 Preferred Interests in Buyer, plus (f) 153,333 Series B5 Preferred Interests in Buyer.

“Facilities Sharing Agreement” has the meaning set forth in the Master Agreement.

“FlatWorld Additional Warrant Proceeds” means $1,000,000 payable to FlatWorld as provided in Section 2.5.

“FlatWorld Closing Proceeds” means $1,000,000 payable to FlatWorld at Closing in cash, in accordance with Section 13.3.

“FlatWorld Services Agreement” means the FlatWorld Services Agreement dated the date hereof, between FlatWorld and DAL, in the form attached hereto as Exhibit D.

“FlatWorld Warrant Proceeds” means $2,000,000 payable as provided in Section 2.5 to FlatWorld.

“Governmental Entity” has the meaning set forth in the Master Agreement.

“Indebtedness” has the meaning set forth in the Master Agreement.

“Initial Cash” has the meaning set forth in the Master Agreement.

“Law” has the meaning set forth in the Master Agreement.

“Lease Agreements” has the meaning set forth in the Master Agreement.

“Legal Proceedings” has the meaning set forth in the Master Agreement.

“Losses” has the meaning set forth in the Master Agreement.

“Letter Agreements” has the meaning set forth in the Master Agreement.

“Master Agreement” means the Master Acquisition Agreement dated December 10, 2009 among Buyer, DJS, PTA, DSI, DJS LLC, PTA LLC, DSI LLC, Valenty, Gupta, FlatWorld, Fortuna and Chardan in connection with the acquisition of the DJS LLC Interests, PTA LLC Interests and the DSI LLC Interests from the respective Sellers.

“Material Adverse Change” has the meaning set forth in the Master Agreement.

“Material Adverse Effect” has the meaning set forth in the Master Agreement.

“M&A” has the meaning set forth in Section 7.3(a).

“Measurement Period” means each calendar quarter beginning after the Closing Date.

“Net EBITDA” means the sum of EBITDA for the Measurement Period (which EBITDA number shall already have deducted from it all Taxes (and only such Taxes) of the type that are not described in (b) below), minus, to the extent not already subtracted in calculating EBITDA for the Measurement Period, (a) debt service on Buyer Indebtedness, (b) income, gross receipts and other similar Taxes paid in cash during the Measurement Period by Buyer, including Tax distributions under Section 5.4 of the DAL Operating Agreement, (c) capital expenditures paid in cash during the Measurement Period by Buyer, (d) net changes in working capital for the Measurement Period, and (e) payments of the FlatWorld Additional Warrant Proceeds during the Measurement Period, in each case, as determined in accordance with GAAP, consistently applied by the Buyer in a manner consistent with the Audited Financials, multiplied by 90 percent (.90).

“Newly-Formed LLC” has the meaning set forth in the Master Agreement.

“Newly-Formed LLC Plans” has the meaning set forth in the Master Agreement.

“Order” means any decree, injunction, judgment, order, award, ruling, assessment or writ by a court, administrative agency, other Governmental Entity, arbitrator or arbitration panel

“Permits” means any material license, franchise, permit, order or approval or other similar authorization affecting, or relating in any way to, the Target Business as conducted by any Seller, together with the name of the Governmental Entity issuing the same.

“Person” means any individual, partnership, joint venture, corporation, limited liability company, trust, estate, unincorporated organization or Governmental Entity.

“Post-Closing Cash” means $35,000,000.

“Pre-Closing Period” means any period that ends on or before the Closing Date or, with respect to a period that includes but does not end on the Closing Date, the portion of such period through and including the day of the Closing Date.

“PTA LLC Interests” has the meaning set forth in the Recitals.

“PTA” has the meaning set forth in the Preamble.

“Registration Rights Agreement” has the meaning set forth in the Master Agreement.

“Restricted Period” means (1) with respect to any Seller and the Seller Controlling Party under this Agreement, the time period commencing on the Closing Date and ending on the date that is the fifth (5th) anniversary of the day of the Closing Date; and (2) with respect to the Seller Controlling Party, in connection with that certain Confidentiality and Noncompetition Agreement, dated as of the date hereof, executed by Seller Controlling Party (the “Stern NDA”), the “Restrictive Period” provided for therein, or the period provided for in (1) above, whichever is longer.

“Restrictions” means all liens, pledges, encumbrances, security interests, Taxes, voting trusts, options, warrants, calls and rights of first refusal, other than those set forth in the DAL Operating Agreement.

“Restrictive Covenants” means Sections 4, 5, 6(a)-(b) and 7 of the Stern NDA.

“Rodman Deferral Note” means a promissory note in the principal amount of $500,000, in the form attached hereto as Exhibit E, and the Subsidiaries Guaranties thereof.

“Seller” has the meaning set forth in the Preamble.

“Seller Controlling Party” means David J. Stern.

“Series A Preferred Interest” means the Series A Preferred Interests of Buyer, issued pursuant to the DAL Operating Agreement.

“Series B1 Preferred Interest” means the Series B1 Preferred Interests of Buyer, issued pursuant to the DAL Operating Agreement.

“Series B2 Preferred Interest” means the Series B2 Preferred Interests of Buyer, issued pursuant to the DAL Operating Agreement.

“Series B3 Preferred Interest” means the Series B3 Preferred Interests of Buyer, issued pursuant to the DAL Operating Agreement.

“Series B4 Preferred Interest” means the Series B4 Preferred Interests of Buyer, issued pursuant to the DAL Operating Agreement.

“Series B5 Preferred Interest” means the Series B5 Preferred Interests of Buyer, issued pursuant to the DAL Operating Agreement.

“Services Agreement” has the meaning set forth in the Master Agreement.

“Stern Deferral Note” means a promissory note in the principal amount equal to $110,969,080, plus (i) the expenses incurred in connection with the Transactions and the DAL Acquisition Debt paid or reimbursed by Buyer at Closing, (ii) amounts due to Bank of America, N.A. at Closing under DJS’ line of credit with Bank of America, N.A., (iii) the amount of Seller’s outstanding letters of credit at Closing, and (iv) the minimum availability requirement under the DAL Acquisition Debt, if any, minus (v) the principal amount of the DAL Acquisition Debt outstanding at Closing, including the amount of Letters of Credit issued under the DAL Acquisition Debt at closing and (vi) the Chardan Initial Capital Contribution, issued by the Buyer to the Sellers on the terms set forth in Exhibit F.

“Stern NDA” has the meaning set forth in the definition of “Restricted Period”.

“Stern Participants” has the meaning set forth in the Master Agreement.

“Subsidiaries Guaranties” means guaranties of the applicable obligation, in the form attached hereto as Exhibit G, provided by the Newly-Formed LLCs.

“Target Business” means, collectively, (a) the non-legal residential mortgage foreclosure processing business, and related service operations, of DJS LLC, (b) all of the business, assets and operations of PTA LLC, and (c) all of the business, assets and operations of DSI LLC.

“Target Cash Balance” means $400,000.

“Tax” or “Taxes” means all federal, state, local and foreign taxes, charges, fees, levies, deficiencies or other assessments of whatever kind or nature imposed by any Governmental Entity (including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, unemployment, excise, estimated, severance, stamp, occupation, real property, personal property, intangible property, occupancy, recording, minimum, environmental and windfall profits taxes), including any liability therefore as a result of Treasury Regulation Section 1.1502-6 or any similar provision of applicable Law, or as a result of any Tax sharing or similar agreement, by reason of being a successor-in-interest or transferee of another entity, together with any interest, penalties and additions to tax or imposed thereon.

“Tax Proceeding” means an audit, examination, investigation, or Legal Proceeding relating to any Tax of any Seller or Newly-Formed LLC.

“Tax Return” includes any return (including any informational return), declaration, report, Claim for refund or credit, information return or statement, and any amendment thereto, including any consolidated, combined, unitary or separate return or other document (including any related or supporting information or schedule), filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or the administration of any Laws, regulations or administrative requirements relating to Taxes.

“Third Party” means any Person other than any Seller, any Newly-Formed LLC or the Seller Controlling Party.

“Transaction” or “Transactions” have the meanings set forth in the Master Agreement.

“Transaction Documents” has the meaning set forth in the Master Agreement.

“Trust Account” means the trust account established upon the closing of Chardan’s initial public offering in the amount of $54,300,000 representing certain proceeds received from such offering and from a private placement consummated immediately prior to the closing of the initial public offering.

“Underwriter Options” means the options issued by Chardan to its underwriters as a portion of the consideration paid to them in connection with Chardan’s initial public offering, each Underwriter Option giving the holder the right to purchase for $8.80 a unit of Chardan’s securities consisting of one Chardan ordinary share and a warrant to purchase an additional Chardan ordinary share for $5.00.

“Underwriters’ Deferral Note” means a promissory note in the principal amount of $1,100,000 in the form attached hereto as Exhibit H, and the Subsidiaries Guaranties thereof.

“US GAAP” means generally accepted accounting principles, as applied in the United States.

“US GAAS” means generally accepted auditing standards, as applied in the United States.

“Voting Agreement” has the meaning set forth in the Master Agreement.

“Warrant Sale Agreement” means that certain Warrant Sale Agreement, among Chardan, the Stern Participants and other parties, in the form attached hereto as Exhibit I.

“Working Capital Adjustment” means the Working Capital Adjustment provided for in Section 2.7.

1.2  Terms Generally; Certain Rules of Construction.  Definitions in this Agreement and the other Transaction Documents shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. All references in this Agreement to Sections, Exhibits and Schedules shall be deemed references to Sections of, and Exhibits and Schedules to, this Agreement, except as otherwise provided. Unless otherwise expressly provided herein or unless the context shall otherwise require, any references as of any time to the organizational or constituent documents of any Person, to any Contract, instrument or document or to any Law or any specific section or other provision thereof, shall be deemed a reference to the foregoing as amended and supplemented through such time (and, in the case of organizational or constituent documents of any Person, to the form of such documents used in the jurisdiction of the Person’s organization, and in the case of a Law or specific section or other provision thereof, to any successor of such Law, section or other provision). Any reference in this Agreement to a “day” (without the explicit qualification of Business Day) shall be interpreted as a reference to a calendar day. If any action is to be taken or is required to be given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice shall be considered timely if it is taken or given on or before the next Business Day. Unless otherwise expressly provided herein or unless the context shall otherwise require, any provision using a defined term which is based on a specified relationship between one Person and one or more other Persons shall, as of any time, refer only to such Persons who have the specified relationship as of that particular time. Expressions, in any form, regarding the “knowledge of” any Seller or Newly-Formed LLC with regard to any matter refer to either the actual knowledge of David J. Stern, Shameeza Ishahak, Cheryl Samons (DJS and PTA only) and Carol Whitlow (PTA only).

ARTICLE 2

DAL MEMBERSHIP CONTRIBUTION AND ACQUISITION OF TARGET BUSINESS

2.1  Chardan Capital Contribution for DAL Membership Interest.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Chardan shall contribute the Chardan Initial Capital Contribution to the capital of Buyer, in exchange for the DAL Chardan Equity.

2.2  Contribution and Purchase of Target Business.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall acquire from Sellers and Sellers shall each contribute in part and sell in part and shall, in whole, convey, transfer, assign and deliver to Buyer, free and clear of all Restrictions, all right, title and interest of each Seller in, to and under the DJS LLC Interests, the PTA LLC Interests, and the DSI LLC Interests, as applicable, as more specifically set forth in Schedule 2.2, in exchange for (i) the Initial Cash, the Stern Deferral Note, the right to receive the Post-Closing Cash, and Buyer’s assumption of the Assumed Liabilities, and (ii) the DAL Stern Equity.

2.3  Existing Members Equity.  Upon the terms and subject to the conditions of this Agreement, in connection with the Closing, the Existing Members’ existing membership interests in DAL shall be restated to reflect the Existing Members Equity, free and clear of all Restrictions.

2.4  Payment of the Initial Cash and Stern Deferral Note.  Upon satisfaction or waiver of all conditions precedent contained in this Agreement, on the Closing Date, the Buyer shall pay to the Sellers, the Initial Cash and deliver to the Sellers the Stern Deferral Note. The Initial Cash shall be payable by wire transfer in immediately available funds, and shall be directed by the Buyer to the respective accounts identified by Sellers.

2.5  Payment of the Post-Closing Cash.  Chardan shall use any net cash proceeds paid to it from the exercise of the Chardan Warrants to exercise DAL Warrants within 30 days following Chardan’s receipt of the same. To the extent such net cash proceeds are received prior to the Closing, Chardan shall use the same to exercise DAL Warrants at Closing. The Buyer shall pay 89.74% of the Chardan Warrant Cash to Sellers as Post-Closing Cash, as more specifically set forth in Schedule 2.5, 5.13% of the Chardan Warrant Cash to FlatWorld in respect of the FlatWorld Warrant Proceeds and 5.13% of the Chardan Warrant Cash to Chardan Capital, LLC in respect of the Chardan Capital Fee. The Post-Closing Cash shall be paid to Sellers in full no later than the fifth (5th) anniversary of the Closing Date. The payment of the Post-Closing Cash shall be guaranteed by the Newly-Formed LLCs and secured by all of the assets of Buyer and the Newly-Formed LLCs, in a form reasonably acceptable to the Sellers. If the Post-Closing Cash has not been paid in full on the six-month “anniversary” of the Closing Date, then Sellers will be entitled to be paid (a) the remainder of the Post-Closing Cash due them from both the Chardan Warrant Cash (as provided above) and, except to the extent otherwise restricted by the DAL Acquisition Debt, for each Measurement Period ending after such six-month anniversary, payable within thirty (30) days following the end of the Measurement Period, 89.74% of the Net EBITDA of Buyer (provided, however, that the amount of Post-Closing Cash paid shall not in any event exceed $35,000,000, exclusive of any late fees), until the Post-Closing Cash shall be paid in full, and (b) a monthly late fee of (1) .25% of the unpaid Post-Closing Cash as of the last day of each month, beginning after the six-month “anniversary” of the Closing and ending on the eighteen-month “anniversary” of the Closing, and (2) .67% of the unpaid Post-Closing Cash for each month thereafter, added to the amount of unpaid Post-Closing Cash on the last day of each month, until the Post-Closing Cash is paid in full.

Each of FlatWorld and Chardan Capital, LLC will be entitled to 5.13% of the Net EBITDA of Buyer until the FlatWorld Warrant Proceeds and the Chardan Capital Fee, respectively, are paid in full. In the event that the Post-Closing Cash is paid in full prior to the payment in full of the FlatWorld Warrant Proceeds and the Chardan Capital Fee, then FlatWorld and Chardan Capital, LLC will each thereafter be entitled to receive 50% of the Chardan Warrant Cash and Net EBITDA of Buyer, payable as described above, until the FlatWorld Warrant Proceeds and the Chardan Capital Fee are paid in full. The Buyer shall pay 100% of the Chardan Warrant Cash (after payment in full of the Post-Closing Cash, the FlatWorld Warrant Proceeds and the Chardan Capital Fee), to FlatWorld in respect of the FlatWorld Additional Warrant Proceeds. The FlatWorld Additional Warrant Proceeds shall be paid to FlatWorld in full by the earlier to occur of (a) the one year anniversary of the indefeasible repayment in full of the Stern Deferral Note and (b) the twenty-fourth (24th) month following the Closing Date ____________, 2011. Commencing on the Closing, a finance charge of 5% per annum (calculated on the basis of the actual number of days elapsed over a year of 365 days and compounded annually) of the unpaid FlatWorld Additional Warrant Proceeds balance (the “Finance Charge”) shall be added to the outstanding unpaid FlatWorld Additional Warrant Proceeds balance until such unpaid balance is paid in full under the terms hereof. If any amounts due to FlatWorld are not paid within three (3) days following the date upon which any such payment was due, the Finance Charge will increase to 8% per annum. The Finance Charge shall be payable by Buyer quarterly, in arrears, commencing on April 1, 2010, on each July 1st, October 1st, January 1st, and April 1st thereafter (or if such day is not a business day, on the first business day immediately following such day), unless previously paid from the Chardan Warrant Cash. If the FlatWorld Additional Warrant Proceeds have not been paid in full by the date on which the Stern Deferral Note shall have been indefeasibly repaid in full (the “Trigger Date”), then FlatWorld will be entitled to be paid the remainder of the unpaid FlatWorld Additional Warrant Proceeds due to FlatWorld from both the Chardan Warrant Cash (as provided above) and from the cash flow of Buyer (as provided below in the next sentence), until the FlatWorld Additional Warrant Proceeds shall be paid in full. On the first business day of each calendar month following the Trigger Date, Buyer shall pay an amount to FlatWorld in respect of the FlatWorld Additional Warrant Proceeds equal to (A) the remaining unpaid FlatWorld Additional Warrant Proceeds as of the Trigger Date, divided by (B) twelve (12), with all remaining FlatWorld Additional Warrant Proceeds paid in full by the end of the twenty-fourth (24th) month following the Closing Date.

2.6  Equity Issuance.  The DAL Stern Equity and the DAL Chardan Equity shall be issued at the Closing by Buyer to Sellers and Chardan, respectively, free and clear of all Restrictions, other than those contained in the DAL Operating Agreement, this Agreement and the Master Agreement.

2.7  Working Capital Adjustment.

(a)  Closing Balance Sheet.  As promptly as practicable following the Closing Date (but in no event later than thirty (30) Business Days after the Closing Date), Buyer shall prepare, and cause McGladrey & Pullen, LLP, the accountants of Buyer (the “Buyer’s Accountants”) to certify, a combined balance sheet of the Newly-Formed LLCs (the “Closing Balance Sheet”) which shall fairly present the financial position of Newly-Formed LLCs as of the Closing Date.

(b)  Final Working Capital Statement.  In addition, the Buyer’s Accountant shall certify a working capital statement (the “Final Working Capital Statement”) setting forth the computation of the final working capital amount derived therefrom as of the Closing Date (the “Final Working Capital”), which statement shall be prepared in accordance with US GAAP as applied in preparing the Audited Financials and in a manner consistent with the past practices of the Sellers, except that no effect shall be given to any purchase accounting or other similar adjustments resulting from the consummation of the transactions contemplated in this Agreement or any other Transaction Document.

(c)  Seller’s Access to Business Records and Auditor Work Papers. During and after the preparation of the Final Working Capital Statement until the Final Determination Date, Buyer shall provide the Sellers and their advisors, at the Sellers’ request, with timely access to the records of Buyer relating to the Target Business, Buyer’s Accountants and the work papers, trial balances and all similar materials used in connection with the preparation of the Final Working Capital Statement.

(d)  Consistency in Seller’s Accounting during Closing Audits.  Buyer agrees, solely with respect to the calculation of the Working Capital Adjustment, and without restricting in any manner whatsoever Buyer’s right to take any such action that would not affect such calculation, that following the Closing, Buyer will not take any actions with respect to the accounting books, records, policies and procedures of Newly-Formed LLCs on which the Closing Balance Sheet and the Final Working Capital Statement are to be based that are not consistent with those applied in preparing the Audited Financials.

(e)  Buyer’s Notice of Adjustment.  Within five days of receipt of the Closing Balance Sheet and the Final Working Capital Statement, Buyer shall promptly deliver a notice to the Seller (the “Buyer’s Notice of Adjustment”) setting forth its proposed adjustment, if any, of the Stern Deferral Note as contemplated in Section 2.4, along with a copy of the Closing Balance Sheet and Final Working Capital Statement. Seller’s response to the Buyer’s Notice of Adjustment is detailed in subsection (g) below.

(f)  Calculation of Working Capital Adjustment.  Upon final determination of the Closing Balance Sheet and the Final Working Capital in accordance with this Article 2, the following amounts (the “Working Capital Adjustment”) will be payable:

(i)  if the Final Working Capital exceeds $14,300,000, the amount of such excess shall be added to the principal balance of the Stern Deferral Note;

(ii)  if the Final Working Capital is less than $13,000,000, the amount of such deficiency shall be treated as a principal payment by Buyer on the Stern Deferral Note; and

(iii)  if the Final Working Capital falls between $13,000,000 and $14,300,000, no adjustment shall be made to the Stern Deferral Note.

(g)  Seller’s Review of Buyer’s Notice of Adjustment.

(i)  Following receipt of Buyer’s Notice of Adjustment, Sellers will be afforded a period of thirty (30) Business Days (the “First 30-Day Period”) to review Buyer’s Notice of Adjustment. At or before the end of the First 30-Day Period, Sellers will either:

(A)  accept the Final Working Capital (as set forth in Buyer’s Notice of Adjustment) in its entirety, in which case the Final Working Capital will be as set forth in Buyer’s Notice of Adjustment, or

(B)  deliver to Buyer a written notice (the “Objection Notice”) containing a written explanation of those items in the Final Working Capital Statement (as set forth in Buyer’s Notice of Adjustment) which Sellers dispute, in which case the items identified by Sellers shall be deemed to be in dispute.

(ii)  The failure by Sellers to deliver the Objection Notice within the First 30-Day Period shall constitute Sellers’ acceptance of the Final Working Capital Statement and the Final Working Capital as set forth in Buyer’s Notice of Adjustment.

(iii)  If Sellers deliver the Objection Notice in a timely manner, then, within a further period of ten (10) Business Days from the end of the First 30-Day Period, the parties, and, if desired, their respective accountants, will attempt to resolve in good faith any disputed items (“Disputed Items”) and reach a written agreement (the “Settlement Agreement”) with respect thereto.

(iv)  Failing such resolution, then unresolved disputed items will be referred for final binding resolution to Johnson & Lambert (the “Arbitrating Accountants”), the fees and expenses of which shall be borne by the party whose position is not supported by the Arbitrating Accountants. The Final Working Capital will be deemed to be as determined by the Arbitrating Accountants. Such determination (the “Accountants’ Determination”) shall be:

(A)  in writing,

(B)  furnished to Sellers and Buyer as soon as practicable after the unresolved Disputed Items have been referred to the Arbitrating Accountants, but in no event more than ninety (90) days after delivery of the Buyers Notice of Adjustment to Sellers.

(C)  made in accordance with US GAAP as applied in preparing the Audited Financials and in a manner consistent with the past practices of the Sellers,

(D)  related only to the unresolved Disputed Items and not as to any other items, and

(E)  non-appealable and incontestable by Sellers, Buyer or any of their respective Affiliates and not subject to collateral attack for any reason.

(v)  For purposes of this Section 2.7, the “Final Determination Date” shall mean the earliest to occur of:

(A)  the 30th Business Day following the receipt by Sellers of Buyer’s Notice of Adjustment if Sellers shall have failed to deliver the Objection Notice to Buyer within the First 30-Day Period,

(B)  the date on which either of the Sellers or Buyer gives the other a written notice to the effect that such party has no objection to the other party’s determination of the Final Working Capital,

(C)  the date on which Sellers and Buyer execute and deliver a Settlement Agreement, or

(D)  the date as of which Sellers and Buyer shall have received the Accountants’ Determination.

(h)  Control of Decisions By Buyer Under This Section 2.7. The parties hereto hereby agree that all decisions of Buyer under this Section 2.7 shall be controlled by Kerry Propper.

2.8  Closing.  The Closing of the transactions contemplated by this Agreement shall occur electronically via email or facsimile on the Closing Date; provided that, if the parties mutually agree to a physical closing or it is required by the lender, if any, providing the DAL Acquisition Debt, then the Closing shall occur at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154 on the Closing Date.

2.9  Endorsements; Additional Documents.

(a)  Right of Endorsement.  From and after the Closing Date, Buyer shall have the absolute and unconditional right and authority to endorse, without recourse, the name of any Seller or Seller Controlling Party on any check or other form of payment received by Buyer on account of the Target Business conducted by DJS LLC, PTA LLC or DSI LLC. In connection therewith, each Seller shall deliver to Buyer at the Closing copies of the resolutions duly adopted by its manager, managing Member, Board of Directors or Board of Managers, as applicable, certified by such Seller’s Secretary or other appropriate officer, and a letter of instruction executed by such Seller’s President and the Secretary, or other appropriate officer, sufficient to permit Buyer and the Target Business to deposit such payments, so endorsed, in bank accounts in the name of Buyer and/or the Target Business.

(b)  Additional Documents.  At the Closing, Sellers, each Newly-Formed LLC, and Seller Controlling Party shall deliver to Buyer such endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment (the “Conveyance Documents”) as Buyer and Chardan, and their counsel, shall deem reasonably necessary or appropriate to vest in Buyer all right, title and interest in, to and under the Acquired Interests and the assets, business and operations of the Target Business, and all original certificates (together with instruments of transfer) that represent the Acquired Interests, including original organizational documents and the limited liability company minutes and records of the Sellers (to the extent related to the Target Business) and the Newly-Formed LLCs.

2.10  Allocation of the Purchase Price.

(a)  Allocation.  After a thorough analysis of the transaction and arms’ length negotiations between the parties, Buyer, Seller Controlling Party, the Newly-Formed LLCs and Sellers agree that the Initial Cash, Post-Closing Cash, the Stern Deferral Note and the Assumed Liabilities shall be allocated among the assets, business and operations of that portion of the Target Business owned by each Seller and sold to Buyer in the manner set forth on Schedule 2.10(a).

(b)  Cooperation.  Buyer, Sellers and Seller Controlling Party will cooperate in the timely preparation of their respective Forms 8594 in accordance with Section 2.10(a) with respect to the sale of assets hereunder.

(c)  Binding Effect.  Buyer, Seller Controlling Party and Sellers, and their Affiliates, shall be bound by the allocations as set forth in Section 2.2 and this Section 2.10, and shall apply such allocations for all purposes, and shall prepare and file all income Tax Returns, including Form 8594, in a manner consistent with such allocations. None of Buyer, Seller Controlling Party, Sellers or any of their Affiliates shall take any position inconsistent with such allocations in any Tax Return, proceeding before any Governmental Entity or otherwise. In the event that any allocation hereunder is questioned, audited or disputed by any Governmental Entity, the party receiving notice thereof shall promptly notify and consult with the other parties concerning the strategy for the resolution thereof, and shall keep the other parties apprised of the status of such question, audit or dispute and the resolution thereof.

2.11  FlatWorld Proceeds.  FlatWorld shall receive the FlatWorld Closing Proceeds, the FlatWorld Warrant Proceeds, the FlatWorld Additional Warrant Proceeds, and the DAL Expenses shall be paid, in connection with the Closing of the Transactions contemplated by the Transaction Documents, with the FlatWorld Warrant Proceeds and the FlatWorld Additional Warrant Proceeds paid as provided in Section 2.5. The FlatWorld Closing Proceeds and DAL Expenses shall be paid in accordance with Section 13.3.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLERS, SELLER
CONTROLLING PARTY AND NEWLY-FORMED LLCs WITH RESPECT TO
SELLER, SELLER CONTROLLING PARTY AND THE NEWLY-FORMED LLCS

Sellers, Seller Controlling Party and Newly-Formed LLCs, jointly and severally, each hereby represents and warrants to Buyer and Chardan that the representations and warranties of each Seller, each Newly-Formed LLC, and Seller Controlling Party contained in the Master Agreement shall be true, correct and complete in all respects at and as of the date hereof, with the same effect as though such representations and warranties were made at and as of the date hereof immediately prior to the Closing, and as though set forth in this Agreement in their entirety, mutatis mutandis.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF EACH SELLER AND SELLER
CONTROLLING PARTY WITH RESPECT TO THE NEWLY-FORMED LLCS

Sellers and Seller Controlling Party, jointly and severally, each hereby represents and warrants to Buyer and Chardan that the representations and warranties of each Seller and Seller Controlling Party contained in the Master Agreement with respect to the Newly-Formed LLCs are true, correct and complete in all respects as of date hereof with the same effect as though such representations and warranties were made as of the date hereof immediately prior to the Closing, and as though set forth in this Agreement in their entirety, mutatis mutandis.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF
BUYER, FLATWORLD, GUPTA AND VALENTY

Each of Buyer, FlatWorld, Gupta and Valenty hereby represents and warrants to each Seller and Chardan, jointly and severally, that the representations and warranties of Buyer, FlatWorld, Gupta and Valenty contained in the Master Agreement are true, correct and complete in all respects as of date hereof with the same effect as though such representations and warranties were made as of the date hereof, immediately prior to the Closing, and as though set forth in this Agreement in their entirety, mutatis mutandis.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF CHARDAN

Chardan hereby represents and warrants to Buyer and each Seller that the representations and warranties of Chardan contained in the Master Agreement are true, correct and complete in all respects as of the date hereof with the same effect as though such representations and warranties were made as of the date hereof, immediately prior to the Closing, and as though set forth in this Agreement in their entirety, mutatis mutandis.

ARTICLE 7

CONDITIONS TO CLOSING AND CLOSING DELIVERIES

7.1  Conditions to Obligations of Buyer.  The obligations of Buyer and Chardan to consummate the transactions provided for herein shall be subject to the following conditions unless waived in writing by Buyer and Chardan:

(a)  No Orders; Legal Proceeding.  No Law shall have been enacted, entered, issued, promulgated or enforced by any Governmental Entity, nor shall any Legal Proceeding or Order have been instituted and remain pending or have been threatened and remain at or as of the Closing Date, which prohibits or restricts or would (if successful) prohibit the Transactions contemplated by this Agreement or the Master Agreement, or that would result in a Material Adverse Effect.

(b)  Representations.  The representations and warranties of each Seller, each Newly-Formed LLC, and the Seller Controlling Party contained in this Agreement and the Master Agreement shall be true, correct and complete in all material respects at and as of the Closing Date, with the same effect as though such representations and warranties were made at and as of the Closing Date.

(c)  Compliance.  Sellers, the Newly-Formed LLCs and the Seller Controlling Party shall have performed and complied in all material respects with all respective agreements and conditions contained in this Agreement and the Transaction Documents that are required to be performed or complied with by it prior to or at the Closing.

(d)  Closing Certificate.  Buyer shall have received from each Seller a certificate (dated the Closing Date and in form and substance reasonably satisfactory to Buyer) executed by each Seller, respectively, certifying that the conditions specified in subsection (b) and (c) of this Section 7.1 have been fulfilled.

(e)  Officer’s Certificate.  Buyer shall have received from an officer of each Seller and from the Seller Controlling Party a certificate (dated the Closing Date and in form and substance reasonably satisfactory to Buyer), certifying and setting forth (i) that the conditions specified in subsection (b) and (c) of this Section 7.1 applicable to them have been fulfilled, (ii) the names, signatures and positions of the officers of each Seller authorized to execute this Agreement, any other Transaction Documents or any other agreements contemplated herein to which Seller is a party, and (iii) a copy of the resolutions adopted by the governing boards of each Seller in each case authorizing the execution, delivery and performance of this Agreement, the other Transaction Documents and the Transactions contemplated hereby and thereby to which such Seller is a party.

(f)  Good Standing Certificate.  Each Seller shall have delivered to Buyer a good standing certificate with respect to such Seller and such Seller’s corresponding Newly-Formed LLC, as of a date no more than five (5) days prior to the Closing Date, issued by the Secretary of State or equivalent officer of the states of such entity’s incorporation or formation, as applicable.

(g)  No Material Adverse Change.  During the period from the date of the Master Agreement through the Closing Date, there shall have been no Material Adverse Change with respect to any Seller, any Newly-Formed LLC or the Target Business.

(h)  No Indebtedness or other Obligations of the Newly-Formed LLCs or Restrictions on any of Their Assets.  On the Closing Date, and after giving effect to the Transactions contemplated hereby, no Newly-Formed LLC shall have any Indebtedness or any Restrictions on the assets of any Newly-Formed LLC, except those set forth on Schedule 7.1(h) hereto, or those related to Permitted Claims, the DAL Acquisition Debt, or the Deferral Notes.

(i)  Required Consents.  All Consents from Third Parties listed on Schedule 4.9 of the Master Agreement and all waiting periods listed on Schedule 3.5 of the Master Agreement, including with respect to the Lease Agreements, and including any required waiting period under the HSR Act, in each case required to enter into and consummate the transactions contemplated by this Agreement, shall have been obtained, expired or the necessity for such Consent or waiting periods shall have been waived in writing by such Third Party.

(j)  UCC-3’s.  Buyer shall have received UCC-3’s releasing all UCC’s wherever located, with respect to any Newly-Formed LLC or the Target Business, other than those listed on Schedule 7.1(j).

(k)  FIRPTA Certificate.  Buyer shall have received a duly executed FIRPTA certificate under Section 1445(b)(2) of the Code for each Seller, acceptable in form and substance to Buyer and Chardan.

(l)  Releases.  Each Seller and Seller Controlling Party has executed and delivered to Buyer a release agreement in the form of Exhibit J hereto (pursuant to which each such Seller releases all Claims against the Newly-Formed LLCs and the Target Business).

(m)  Employment Agreement.  David J. Stern shall have executed and delivered to Buyer the Employment Agreement.

(n)  DAL Operating Agreement.  Sellers shall each have executed the DAL Operating Agreement and delivered executed counterparts thereof to Buyer.

(o)  Financing.  Buyer shall have executed and delivered the documentation necessary to obtain, and shall have obtained, the DAL Acquisition Debt, in an amount sufficient to consummate the transactions contemplated by this Agreement.

(p)  Insurance.  Buyer shall have received insurance certificates or other documentation to its satisfaction, evidencing that the Newly-Formed LLCs have insurance with respect to the operation of the Target Business in type, amount and coverage satisfactory to Buyer.

(q)  Assignment of Lease Agreement.  Buyer shall have received duly executed signature pages to the Assignments of Lease Agreements.

(r)  Contribution Agreements.  Buyer shall have received evidence that the Contribution Agreements have been duly executed by the parties thereto and the transactions contemplated thereby have been consummated immediately before the Closing.

(s)  Services Agreement.  DJS and DJS LLC shall have executed and delivered the Services Agreement.

(t)  Name Change Documents.  Each of DSI and PTA shall execute appropriate documents to change its respective name to a name dissimilar from any of “Default Servicing, Inc.” or “Professional Title and Abstract Company of Florida, Inc.”

(u)  Escrow Agreement.  Sellers and Escrow Agent shall have executed and delivered the Escrow Agreement.

(v)  Facilities Sharing Agreement.  DJS shall have executed and delivered the Facilities Sharing Agreement.

(w)  Other Conveyance Documents.  Such other instruments of conveyance and assignment as Parties and their respective counsel shall deem reasonably necessary or appropriate to vest in Buyer all right, title and interest in, to and under the Acquired Interests and the assets, business and operations of the Target Business.

(x)  Target Cash Balance.  The aggregate cash on hand of the Newly-Formed LLCs on the Closing Date shall equal or exceed the Target Cash Balance.

(y)  FlatWorld Services Agreement.  The FlatWorld Services Agreement shall have been fully executed and delivered, and shall be in full force and effect without modification; provided that the failure to have satisfied this condition shall not be due to the actions or inactions of Buyer (with respect to Chardan’s condition) or Buyer or FlatWorld (with respect to Buyer’s condition).

(z)  Chardan Services Agreement.  The Chardan Services Agreement shall have been fully executed and delivered, and shall be in full force and effect without modification; provided that the failure to have satisfied this condition shall not be due to the actions or inactions of Buyer or Chardan Capital, LLC.

(aa)  Letter Agreements.  The Letter Agreements shall have been fully executed and delivered, and shall be in full force and effect without modification as of the Closing Date.

(bb)  Transaction Documents.  All other Transaction Documents not mentioned above shall have been fully executed and delivered by each party thereto; provided that the failure to have satisfied this condition shall not be due to the actions or inactions of Buyer, Chardan or their Affiliates (as of the date of the Master Agreement).

7.2  Conditions to Obligations of Sellers.  The obligation of Sellers to consummate the transactions provided herein with respect to Buyer shall be subject to the following additional conditions unless waived in writing by Sellers:

(a)  Representations.  The representations and warranties of Buyer and Chardan contained in this Agreement and the Master Agreement shall be true, correct and complete in all material respects at and as of the Closing Date with the same effect as though such representations and warranties were made at and as of the Closing Date.

(b)  Compliance.  Buyer and Chardan shall have performed and complied in all material respects with all agreements and conditions contained in this Agreement that are required to be performed or complied with by them prior to or at the Closing.

(c)  Officer’s Certificate.  Sellers shall have received from Buyer and Chardan a certificate (dated the Closing Date and in form and substance reasonably satisfactory to Sellers) of an officer of Buyer and Chardan certifying and setting forth (i) that the conditions specified in subsections (a) and (b) of this Section 7.2 have been fulfilled, (ii) the names, signatures and positions of officers of Buyer and Chardan, as applicable, authorized to execute this Agreement, any other Transaction Documents or any other agreements contemplated herein to which Buyer or Chardan, as applicable, is a party, and (iii) a copy of the resolutions of the governing board of Buyer and Chardan authorizing the execution, delivery and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby pursuant to which Buyer or Chardan, as applicable, is a party.

(d)  Payment of the Initial Cash.  Buyer shall have paid the Initial Cash to Sellers at the Closing, as specified in Section 2.4.

(e)  Voting Agreement.  Each of the Existing Members, the Principals (as defined in the Voting Agreement) and Chardan shall have executed and delivered the Voting Agreement.

(f)  Stockholder Approval.  Chardan’s condition contained in Section 7.3(a) has been satisfied or separately waived in writing by Sellers, regardless of any waiver thereof by Chardan, which shall not bind Sellers with respect thereto.

(g)  Filings.  Sellers shall have received evidence or confirmation from Chardan’s agent of the filing with, and acceptance thereof by, the required Governmental Entities in the British Virgin Islands of the M&A.

(h)  No Orders; Legal Proceedings.  No Law shall have been enacted, entered, issued, promulgated or enforced by any Governmental Entity, nor shall any Legal Proceeding or Order have been instituted and remain pending or have been threatened and remain at or as of the Closing Date, which prohibits or restricts or would (if successful) prohibit the transactions contemplated by this Agreement or the Master Agreement.

(i)  Good Standing Certificate.  Each of Buyer and Chardan shall have delivered to Seller a good standing certificate with respect to such party, as of a date no more than five (5) days prior to the Closing Date, issued by the Secretary of State or equivalent officer of the states or country of such entity’s incorporation or formation, as applicable.

(j)  No Material Adverse Change.  During the period from the date thereof through the Closing Date, there shall have been no Buyer Material Adverse Change with respect to Buyer or Chardan Material Adverse Change with respect to Chardan.

(k)  Required Consents.  All Consents from Third Parties listed on Schedule 4.9 of the Master Agreement and all waiting periods required under any agreement listed on Schedule 3.5 of the Master Agreement, and including any required waiting period under the HSR Act, in each case required to enter into and consummate the transactions contemplated by this Agreement, shall have been obtained, expired or the necessity for such Consent or waiting periods shall have been waived in writing by such Third Party.

(l)  Employment Agreement.  David J. Stern and Buyer shall have executed and delivered to one another the Employment Agreement.

(m)  DAL Operating Agreement.  Chardan, Buyer and Existing Members shall have executed the DAL Operating Agreement and delivered executed counterparts thereof to Buyer.

(n)  Financing.  Buyer shall have executed and delivered the documentation necessary to obtain, and shall have obtained, the DAL Acquisition Debt, in an amount sufficient to consummate the transactions contemplated by this Agreement.

(o)  Services Agreement.  DJS and DJS LLC shall have executed and delivered the Services Agreement.

(p)  Facilities Sharing Agreement.  Buyer shall have executed and delivered the Facilities Sharing Agreement.

(q)  Other Conveyance Documents.  Such other instruments of conveyance and assignment as Sellers and their respective counsel shall deem reasonably necessary or appropriate to vest in Sellers all right, title and interest in, to and under the DAL Stern Equity.

(r)  Warrant Sale Agreement.  Chardan and the owners of at least ninety percent (90%) of the Covered Warrants (as defined in the Warrant Sale Agreement) shall have executed and delivered the Warrant Sale Agreement and the other agreements contemplated thereby.

(s)  Deferral Note.  Buyer shall have delivered the Stern Deferral Note and related documents to the Sellers, in a principal amount not in excess of $54,000,000.

(t)  Transaction Documents.  All other Transaction Documents not mentioned above shall have been fully executed and delivered by each party thereto; provided that the failure to have satisfied this condition shall not be due to the actions or inactions of the Stern Participants or their Affiliates (as of the date of the Master Agreement).

7.3  Conditions to Obligations of Chardan.  The obligations of Chardan to consummate the transactions provided for herein shall be subject to the following conditions, unless waived in writing by Chardan:

(a)  Stockholder Approval.  (i) By December 31, 2009, Chardan’s stockholders shall have approved the transactions contemplated by this Agreement and Chardan’s public stockholders will have exercised their redemption rights with respect to fewer than 35% of the issued and outstanding Chardan Common Stock owned by them (as required under Chardan’s Amended and Restated Memorandum and Articles of Association); (ii) Chardan’s stockholders will have approved the stockholder resolution adopting the Second Amended and Restated Memorandum and Articles of Association, in the form attached hereto as Exhibit K (the “M&A”); and (iii) Chardan’s stockholders will have approved the stockholder resolution contemplated by the Voting Agreement with respect to the composition of the Chardan board of directors.

(b)  Conditions to Obligations of Buyer.  All Buyer conditions contained in Section 7.1 have been satisfied or separately waived in writing by Chardan, regardless of any waiver thereof by Buyer, which shall not bind Chardan with respect thereto.

7.4  Special Condition to Obligations of Buyer.  The obligations of Buyer to consummate the transactions provided for herein shall be subject to the condition that Chardan shall have executed the DAL Operating Agreement and delivered executed counterparts thereof to Buyer, unless waived in writing by Buyer.

ARTICLE 8

RESTRICTIVE COVENANTS

Each Seller and the Seller Controlling Party (including each of their respective Affiliates (after the Closing)) hereby acknowledges, agrees and confirms that, with respect to this Agreement, it shall be bound by, and subject to the Restrictive Covenants contained in the Stern NDA, for the Restricted Period, with the same effect as though such provisions are set forth in their entirety in this Agreement, mutatis mutandis.

ARTICLE 9

OTHER COVENANTS AND AGREEMENTS

9.1  Sellers.  Each Seller and the Seller Controlling Party hereby represents and warrants that it has complied with and has caused the Newly-Formed LLCs to comply with the provisions of Article 9 of the Master Agreement applicable to them in all material respects, which provisions shall be deemed set forth herein in their entirety, and shall apply to this Agreement, mutatis mutandis.

9.2  Buyer.  Buyer hereby represents and warrants that it has complied with the provisions of Article 9 of the Master Agreement applicable to it in all material respects, which provisions shall be deemed set forth herein in their entirety, and shall apply to this Agreement, mutatis mutandis.

9.3  Chardan.  Chardan hereby represents and warrants that it has complied with the provisions of Article 9 of the Master Agreement applicable to it in all material respects, which provisions shall be deemed set forth herein in their entirety, and shall apply to this Agreement, mutatis mutandis.

ARTICLE 10

GOVERNING LAW; DISPUTE RESOLUTION.

10.1  Governing Law.  THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF FLORIDA, WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE SUBSTANTIVE LAW OF ANOTHER JURISDICTION.

10.2  Consent to Jurisdiction.  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Florida State court or Federal court of the United States of America sitting in Broward County, Florida, for purposes of all proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby; waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court or any claim that any such proceeding brought in such a court has been brought in an inconvenient forum; agrees that the mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.6 or any other manner as may be permitted by Law shall be valid and sufficient service thereof; and agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. The preceding sentence shall not limit the jurisdiction of the Arbitrating Accountants as set forth in Section 2.7 hereof although claims may be asserted in such courts described in the preceding sentence for purposes of enforcing the jurisdiction of the Arbitrating Accountant.

ARTICLE 11

INDEMNITY

The parties to this Agreement have agreed to indemnify and hold harmless one another and certain other related parties pursuant to Article 11 of the Master Agreement for matters arising under this Agreement and the Master Agreement, which provisions of Article 11 of the Master Agreement shall be deemed incorporated herein by reference, mutatis mutandis. The parties understand and agree the incorporation by reference of Article 11 of the Master Agreement, mutatis mutandis, does not increase or otherwise modify any indemnification baskets or caps set forth in Article 11 of the Master Agreement nor modify any carve-outs or exemptions from or with respect to the indemnification baskets or caps set forth in Article 11 of the Master Agreement, which shall apply to Claims under both the Master Agreement and this Agreement taken together.

ARTICLE 12

TERMINATION

12.1  Termination of Agreement.  Anything to the contrary notwithstanding, this Agreement and the transactions contemplated by this Agreement may be terminated at any time prior to consummation of the Closing:

(a)  by mutual consent in writing of DAL, Chardan and Sellers; and

(b)  by any party, upon written notice to the other parties, upon the termination of the Master Agreement.

12.2  Effect of Termination.  If this Agreement shall be terminated pursuant to Section 12.1, all further obligations of the parties under this Agreement shall terminate without further liability of any party to any other; provided, however, that the obligations of the parties contained in Section 13.3 of the Master Agreement shall survive any such termination. A termination under this Article 12 does not prejudice any claims which any party may have under this Agreement or the Master Agreement, in law or equity, as a consequence of any material breach of a covenant or agreement under this Agreement or the Master Agreement by another party and does not impair the right of any party to seek to compel specific performance by the other parties of their obligations under this Agreement or the Master Agreement. Any confidentiality agreement between the parties shall remain in full force and effect, in accordance with its terms, in the event of a termination of this Agreement.

ARTICLE 13

MISCELLANEOUS PROVISIONS

Except as specifically provided otherwise in this Agreement, the following provisions shall apply hereto:

13.1   Amendment and Modifications.  Subject to applicable Law, this Agreement may be amended, modified and supplemented only by a written agreement between Buyer, Existing Members, Gupta, Valenty, Seller Controlling Party, Chardan, Sellers and the Newly-Formed LLCs which states that it is intended to be a modification of this Agreement. In addition, the Contribution Agreements may only be amended, modified or supplemented with the consent of Buyer and Chardan, which consent shall be withheld in Buyer’s or Chardan’s, as applicable, sole discretion.

13.2   Waiver of Compliance.  Any failure of Sellers, the Newly-Formed LLCs, or Seller Controlling Party on the one hand, or Buyer or Chardan, on the other hand, to comply with any obligation, covenant, agreement or condition in this Agreement may be expressly waived in writing by Buyer and Chardan, on the one hand, and Sellers, the Newly-Formed LLCs and Seller Controlling Party, on the other hand, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure by any Seller, any Newly-Formed LLC, Seller Controlling Party, Buyer or Chardan.

13.3   Expenses.  In the event that the Transactions contemplated by this Agreement shall not take place, then, subject to all rights and remedies that a party may have against another party for breach of this Agreement, all fees and expenses incurred by each party in connection with the transactions contemplated by this Agreement shall be borne by the party incurring such fees and expenses, including all fees of legal counsel, investment bankers and accountants. In the event that the Closing is consummated, DAL shall bear all payments, fees and expenses due or with respect to or of (a) Chardan, up to a maximum of $7,500,000, including fees of $1,000,000 to Rodman & Renshaw LLC pursuant to the Finder’s Agreement, dated the date of the Master Agreement, between Buyer and Rodman & Renshaw LLC, $500,000 of which shall be payable pursuant to the Rodman Deferral Note and $500,000 of which shall be paid at Closing, the Underwriters’ Deferral Note and the Chardan Deferral Note, and amounts due to FlatWorld or DAL as provided in subsection (b) below, (b) the FlatWorld Closing Proceeds and DAL and FlatWorld’s reasonable legal fees and expenses due to Proskauer Rose LLP, up to a maximum of $400,000 (“DAL Expenses”), and (c) Sellers and Seller Controlling Party’s reasonable legal and other third-party expenses (other than financial advisor fees) incurred in the negotiation and execution of this Agreement and the Master Agreement and the Transactions contemplated thereby. In the event that DAL and FlatWorld’s reasonable legal fees and expenses covered above exceed $400,000, FlatWorld shall pay such fees and expenses directly, or if required to be paid by DAL post-Closing, reimburse DAL for any such fees and expenses.

13.4  Further Assurances.  During the period between the execution of this Agreement and the Closing, and during all periods after the Closing, each party shall execute and deliver such further certificates, agreements and other documents and take such other actions as the other party may reasonably request to consummate or implement the transactions contemplated by this Agreement or to evidence such events or matters.

13.5  No Waiver of Rights.  No failure on the part of any party to exercise or delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such right or any other right.

13.6  Notices.  Any notice required, permitted or desired to be given pursuant to any of the provisions of this Agreement shall be in writing and shall be deemed to have been sufficiently given or served for all purposes if (i) delivered in Person, (ii) sent by registered or certified mail, return receipt requested, postage and fees prepaid, or (iii) sent by a national overnight delivery service, return receipt requested, fees prepaid, to the parties as follows:

(a)  if to Buyer, to:

DAL Group, LLC
900 South Pine Island Road
Suite 400
Plantation, FL 33324
Attn: David J. Stern
Facsimile: (954) 233-8444
email: djstern@att.blackberry.net

With a copy (which shall not constitute notice) to:

Chardan 2008 China Acquisition Corp.
c/o Chardan Capital, LLC
474 Three Mile Road
Glastonbury, CT 06033
Attn: Dan Beharry
Facsimile: (281) 644-5751
email: dbeharry@chardancapital.com

and to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attn: Mitchell S. Nussbaum
Facsimile: 212-407-4990
email: mnussbaum@loeb.com

(b)  if to any Seller or Seller Controlling Party, to such Seller or Seller Controlling Party at the following address:

Law Offices of David J. Stern, P.A.
900 South Pine Island Road
Suite 400
Plantation, FL 33324
Attn: David J. Stern
Facsimile: (954) 233-8444
email: djstern@att.blackberry.net

with a copy (which shall not constitute notice) to:

Dykema Gossett PLLC
400 Renaissance Center
Detroit, MI 48243
Attn: Thomas Vaughn
Facsimile: (313) 568-6915
email: tvaughn@dykema.com

(c)  If to any Existing Member, Gupta or Valenty, to such Existing Member, Gupta or Valenty at the following address:

c/o FlatWorld Capital, LLC
666 Third Avenue, 15th Floor
New York, NY 10017
Attn: Jeffrey A. Valenty
Facsimile: (212) 796-4002
email: valenty@flatworldcapital.com

with a copy (which shall not constitute notice) to:

Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Attn: Daniel J. Eisner
Facsimile: (212) 969-2900
email: deisner@proskauer.com

or to such other address as such party shall furnish the other parties in writing. Any notice given under this Section 13.6 shall be effective (i) if delivered personally, when delivered, (ii) if delivered overnight by national overnight courier, the end of the next Business Day after deposit with such courier, and (iii) if mailed, the third Business Day after mailing. Any of the parties hereto may at any time and from time to time change the address to which notice shall be sent hereunder by notice to the other party given under this Section 13.6. The date of the giving of any notice sent by mail shall be the date of the posting of the mail.

13.7  Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party; provided, that Buyer may assign this Agreement and all provisions hereof to any acquiror of Buyer; provided further, that Fortuna shall assign all rights, interests and obligations it has under this Agreement and any other Transaction Document to FlatWorld immediately after the Closing.

13.8  Enforcement.  In the event any party resorts to legal action to enforce or interpret any provision of this Agreement, the prevailing party will be entitled to recover the costs and expenses of such action so incurred, including reasonable attorney’s fees, from any party that opposes the prevailing party in such legal action.

13.9  Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but shall constitute one and the same instrument. Copies (whether photostatic, facsimile or otherwise) of this Agreement may be made and relied upon to the same extent as an original. The exchange of copies of this Agreement and of signature pages by facsimile transmission or e-mail shall constitute effective execution and delivery of this Agreement as to all parties hereto and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.

13.10  Headings.  The headings of the Sections and Articles are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of such Agreement.

13.11  Entire Agreement.  This Agreement and the other Transaction Documents set forth the entire agreement of the parties hereto in respect of the subject matter contained therein, and supersede all prior agreements, whether oral or written, by any officer, employee or representative of any party hereto with respect to the subject matter hereof.

13.12  Third Party Beneficiaries.  Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any Person other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

13.13  Severability.  If any provision of this Agreement shall hereafter be held to be invalid or unenforceable for any reason, that provision shall be reformed to the maximum extent permitted to preserve the parties’ original intent; failing which, it shall be severed from this Agreement with the balance of this Agreement continuing in full force and effect. Such occurrence shall not have the effect of rendering the provision in question invalid in any other jurisdiction or in any other case or circumstances, or of rendering invalid any other provisions contained therein to the extent that such other provisions are not themselves actually in conflict with any applicable Law.

13.14  Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without bond or other security being required, in addition to any other remedy to which they are entitled at law or in equity.

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COUNTERPART SIGNATURE PAGE — CONTRIBUTION AND MEMBERSHIP
INTEREST PURCHASE AGREEMENT

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

BUYER:

DAL GROUP, LLC

By:	FLATWORLD DAL LLC, its Member
By:	NAGINA ENGINEERING INVESTMENT CORP., its Member

By:

Name: Raj K. Gupta
Title: President

SELLER:

LAW OFFICES OF DAVID J. STERN, P.A.

By:

Name:

Title:

SELLER:

PROFESSIONAL TITLE AND ABSTRACT
COMPANY OF FLORIDA, INC.

By:

Name:

Title:

SELLER:

DEFAULT SERVICING, INC.

By:

Name:

Title:

SELLER CONTROLLING PARTY:

DAVID J. STERN

VALENTY:

JEFFREY A. VALENTY

GUPTA:

RAJ K. GUPTA

EXISTING MEMBERS:

FLATWORLD DAL LLC

By:	FORTUNA CAPITAL PARTNERS LP, its Member
By:	FORTUNA CAPITAL CORP., its General Partner

By:

Name: Jeffrey A. Valenty
Title: President

FORTUNA CAPITAL PARTNERS LP

By:	FORTUNA CAPITAL CORP., its General Partner

By:

Name: Jeffrey A. Valenty
Title: President

CHARDAN:

CHARDAN 2008 CHINA ACQUISITION CORP.

By:

Name:

Title:

DJS PROCESSING, LLC

By:

Name:

Title:

PROFESSIONAL TITLE AND ABSTRACT
COMPANY OF FLORIDA, LLC

By:

Name:
Title:

DEFAULT SERVICING, LLC

By:

Name:

Title:

Annex E

CHARDAN 2008 CHINA ACQUISITION CORP.

2009 EQUITY INCENTIVE PLAN

i

ii

CHARDAN 2008 CHINA ACQUISITION CORP.

2009 EQUITY INCENTIVE PLAN
(Effective [INSERT DATE])

I GENERAL PROVISIONS

1.1  Establishment.  On December 10, 2009, the Board of Directors (“Board”) of Chardan 2008 China Acquisition Corp. (“Corporation”) adopted the Chardan 2008 China Acquisition Corp. 2009 Equity Incentive Plan (“Plan”). The Plan was approved by shareholders at the Corporation’s Shareholder Meeting on [INSERT DATE].

1.2  Purpose.  The purpose of the Plan is to (a) promote the best interests of the Corporation and its shareholders by encouraging Employees, Directors and Consultants of the Corporation and its Subsidiaries to acquire an ownership interest in the Corporation through the granting of share-based Awards, thus identifying their interests with those of shareholders, and (b) enhance the ability of the Corporation to attract and retain qualified Employees, Directors and Consultants. It is the further purpose of the Plan to permit the granting of Awards that will constitute performance based compensation, as described in Code Section 162(m) and regulations promulgated thereunder.

1.3  Definitions.  As used in this Plan, the following terms have the meaning described below:

(a)  “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(b)  “Agreement” means the written document that sets forth the terms of a Participant’s Award.

(c)  “Award” means any form of Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award, Director Share Purchase Right or other incentive award granted under the Plan.

(d)  “Board” means the Board of Directors of the Corporation.

(e)  “Change in Control” shall be deemed to have occurred upon the occurrence of any of the following events:

(i)  A merger involving the Corporation in which the Corporation is not the surviving company if, following the merger, the shareholders of the Corporation immediately prior to the merger do not own more than fifty percent (50%) of the voting power of the surviving company;

(ii)  A share exchange in which the shareholders of the Corporation exchange their shares in the Corporation for shares of another corporation, provided, that such share exchange shall result in the exchange of more than fifty percent (50%) of the total Fair Market Value or total voting power of the Corporation’s shares outstanding before such share exchange for shares of another corporation, if, following the share exchange, the shareholders of the Corporation immediately prior to the share exchange do not own more than fifty percent (50%) of the total voting power of such other corporation following the share exchange;

(iii)  A sale of all or substantially all of the assets of the Corporation, except to an Affiliate or Subsidiary, in which case the Affiliate or Subsidiary shall thereafter be deemed to be the Corporation for purposes of the definition of “Change in Control”, and except if, following the sale, the shareholders of the Corporation immediately prior to the sale own more than fifty percent (50%) of the voting power, directly or indirectly, of the acquiring company;

(iv)  Any person or group of persons (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) (other than officers or directors of the Corporation, or any employee benefit plan or employee benefit trust benefiting the employees of the Corporation) becoming a beneficial owner, directly or indirectly, of securities of Corporation representing more than fifty percent (50%) of either the total Fair Market Value of the Corporation’s securities, or the combined voting power of Corporation’s then outstanding voting securities;

(v)  A merger or share exchange involving either DAL Group, LLC or DJS Processing, LLC, if (a) following the transaction, DAL Group, LLC or DJS Processing, LLC is no longer an Affiliate or Subsidiary of the Corporation and (b), following the transaction, the shareholders of the Corporation immediately prior to the transaction do not own more than fifty percent (50%) of the voting power, directly or indirectly, of the surviving or acquiring company;

(vi)  A sale by either DAL Group, LLC or DJS Processing, LLC of all or substantially all of its assets, except to an Affiliate or Subsidiary, in which case the Affiliate or Subsidiary shall thereafter be deemed to be either DAL Group, LLC or DJS Processing, LLC for purposes of the definition of “Change in Control”, if, following the sale, the shareholders of the Corporation immediately prior to the sale do not own more than fifty percent (50%) of the voting power, directly or indirectly, of the acquiring company; or

(vii)  Either DAL Group, LLC or DJS Processing, LLC is no longer an Affiliate or Subsidiary of the Corporation, if, following the applicable transaction, the shareholders of the Corporation immediately prior to such transaction do not own more than fifty percent (50%) of the voting power, directly or indirectly, of the company that owns such entity.

Notwithstanding any other provision in this Plan, to the extent that any payment subject to Code Section 409A is payable on a Change in Control, an event shall not be considered to be a Change in Control under the Plan with respect to such payment unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Corporation, DAL Group, LLC or DJS Processing, LLC within the meaning of Code Section 409A.

(f)  “Code” means the United States Internal Revenue Code of 1986, as amended.

(g)  “Code Section 409A” means Code Section 409A and applicable guidance issued thereunder.

(h)  “Code Section 457A” means Code Section 457A and applicable guidance issued thereunder.

(i)  “Committee” means the compensation committee of the Board, or any other committee or sub-committee of the Board, designated by the Board from time to time, comprised solely of two or more Directors who are (i) “non-employee directors “ (within the meaning of Rule 16b-3 promulgated under the Exchange Act); (ii) “outside directors” (within the meaning of Code Section 162(m)); and (iii) “independent directors” for purposes of the rules and regulations of the Stock Exchange (if applicable). However, the fact that a Committee member shall fail to qualify under any of these requirements shall not invalidate any Award made by the Committee, if the Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time, at the discretion of the Board.

(j)  “Common Shares” means the Corporation’s authorized ordinary shares.

(k)  “Consultant” means (i) a person engaged to provide consulting or advisory services (other than as an Employee or member of the Board) to the Corporation or Subsidiary, provided, that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Corporation from offering or selling securities to such person pursuant to the Plan in reliance on a Form S-8 Registration Statement under the Securities Act (“S-8 Eligible”) and (ii) an employee of any law firm that is a party to a services agreement with the Corporation or its Subsidiaries pursuant to which the Corporation or its Subsidiaries provide non-legal processing services to the law firm, whether or not such employee is S-8 Eligible; provided that such law firm employee provides services to the Corporation or its Subsidiaries and, provided further, solely with respect to an Option Award or Share Appreciation Right Award, the law firm employee is providing “direct services” (as described in Treas. Reg. Section 1.409A-1(b)(5)(iii)(E)(1)) to the Corporation or its Subsidiaries.

(l)  “Corporation” means Chardan 2008 China Acquisition Corp., a British Virgin Islands business company incorporated with limited liability, or any successor hereto.

(m)  “DAL Group, LLC” means DAL Group, LLC, a limited liability company organized under the laws of the State of Delaware.

(n)  “Director” means an individual who has been elected or appointed to serve as a Director of the Corporation or any Subsidiary.

(o)  “Director Fee Payment Date” shall mean each March 1, June 1, September 1 and December 1.

(p)  “Director Share Purchase Right” means the entitlement of a Director to elect to purchase Common Shares in accordance with Article VIII of the Plan.

(q)  “Disability” means total and permanent disability, as defined in Code Section 22(e); provided, however, that for purposes of a distribution event subject to Code Section 409A, “Disability” shall be defined under Code Section 409A.

(r)  “Dividend Equivalent” means a credit, made at the discretion of the Committee or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the cash dividend paid on one share of Common Shares for each Common Share represented by an Award held by such Participant. Dividend Equivalents shall not be paid on Option or Share Appreciation Right Awards.

(s)  “DJS Processing, LLC” means DJS Processing, LLC, a limited liability company organized under the laws of the State of Delaware.

(t)  “Employee” means any person treated as an employee (including an officer or a member of the Board who is also treated as an employee) in the records of the Corporation or Subsidiary and, with respect to any Incentive Share Option, granted to such person, who is an employee of the Corporation or its Subsidiary for purposes of Section 422 of the Code; provided, however, that neither service as a member of the Board nor payment of a director’s fee shall be sufficient to constitute employment for purposes of the Plan. The Committee shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual’s employment or termination of employment, as the case may be. For purposes of an individual’s rights, if any, under the Plan as of the time of the Committee’s determination, all such determinations by the Committee shall be final, binding and conclusive, notwithstanding that the Committee or any court of law or governmental agency subsequently makes a contrary determination.

(u)  “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time and any successor thereto.

(v)  “Fair Market Value” means for purposes of determining the value of Common Shares on the Grant Date, the Stock Exchange closing price of the Corporation’s Common Shares for the Grant Date. In the event that there are no Common Share transactions on such date, the Fair Market Value shall be determined as of the immediately preceding date on which there were Common Share transactions. Unless otherwise specified in the Plan, “Fair Market Value” for purposes of determining the value of Common Shares on the date of exercise means the Stock Exchange closing price of the Corporation’s Common Shares on the last date preceding the exercise on which there were Common Share transactions. If on the Grant Date, the Common Shares are not listed on a national or regional Stock Exchange or market system, the Fair Market Value of Common Shares shall be as determined by the Board in good faith and subject to compliance with Section 409A of the Code.

(w)  “Grant Date” means the date on which the Committee authorizes an Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award or, in the case of a Director Share Purchase Right, a Director Fee Payment Date, or such later date as shall be designated by the Committee.

(x)  “Incentive Award” means a grant pursuant to Article VI of the Plan.

(y)  “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code.

(z)  “Nonqualified Share Option” means an Option that is not an Incentive Share Option.

(aa)  “Option” means either an Incentive Share Option or a Nonqualified Share Option.

(bb)  “Parent” means any present or future “parent corporation” of the Corporation, as defined in Section 424(e) of the Code.

(cc)  “Participant” means an Employee (including an Employee who is a Director), non-employee Director or Consultant who is designated by the Committee to participate in the Plan.

(dd)  “Performance Award” means any Award of Performance Shares or Performance Units granted pursuant to Article V.

(ee)  “Performance Measures” means the measures of performance of the Corporation and its Subsidiaries used to determine a Participant’s entitlement to an Award under the Plan. Performance Measures shall have the same meanings as used in the Corporation’s financial statements, or, if such terms are not used in the Corporation’s financial statements, they shall have the meaning applied pursuant to generally accepted accounting principles, or as used generally in the Corporation’s industry. Performance measures shall be calculated with respect to the Corporation and each Subsidiary consolidated therewith for financial reporting purposes or such division or other business unit as may be selected by the Committee. For purposes of the Plan, the Performance Measures shall be calculated in accordance with generally accepted accounting principles, but, unless otherwise determined by the Committee, prior to the accrual or payment of any Award under this Plan for the same performance period and excluding the effect (whether positive or negative) of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Committee, occurring after the establishment of the performance goals. Performance Measures shall be one or more of the following, or a combination of any of the following, as determined by the Committee:

•	earnings (as measured by net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, or cash earnings, or earnings as adjusted by excluding one or more components of earnings, including each of the above on a per share and/or segment basis);
•	revenues/net revenues;
•	return on net sales (as measured by net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, operating cash flow or cash earnings as a percentage of net sales);
•	revenue growth;
•	cash flow;
•	operating cash flow;
•	free cash flow;
•	discounted cash flow;
•	working capital;
•	market capitalization;
•	cash return on investment — CRI;
•	return on capital;
•	return on cost of capital;
•	shareholder value;
•	return on equity;
•	total shareholder return;
•	return on investment;
•	economic value added;

•	return on assets/net assets;
•	share trading multiples (as measured vs. investment, net income, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, cash earnings or operating cash flow);
•	share price;
•	attainment of strategic or operational initiatives.

(ff)  “Performance Share” means any grant pursuant to Article V and Section 5.2(b)(i).

(gg)  “Performance Unit” means any grant pursuant to Article V and Section 5.2(b)(ii).

(hh)  “Plan” means the Chardan 2008 China Acquisition Corp. 2009 Equity Incentive Plan, the terms of which are set forth herein, and any amendments thereto.

(ii)  “Restriction Period” means the period of time during which a Participant’s Restricted Share or Restricted Share Unit is subject to restrictions and is nontransferable.

(jj)  “Restricted Share” means Common Shares granted pursuant to Article IV that is subject to a Restriction Period.

(kk)  “Restricted Share Unit” means a right granted pursuant to Article IV to receive Restricted Shares or an equivalent value in cash.

(ll)  “Retirement” means termination of employment on or after the attainment of age 65.

(mm)  “S-8 Eligible” is defined in the definition of Consultant.

(nn)  “Securities Act” means the United States Securities Act of 1933, as amended.

(oo)  “Series A Preferred Shares” means the Corporation’s authorized Series A preferred shares.

(pp)  “Share Appreciation Right” means the right to receive a cash or Common Share payment from the Corporation, in accordance with Article III of the Plan.

(qq)  “Stock Exchange” means the principal national securities exchange on which the Common Shares are listed for trading, or, if the Common Shares are not listed for trading on a national securities exchange, such other recognized trading market or quotation system upon which the largest number of Common Shares has been traded in the aggregate during the last 20 days before a Grant Date, or date on which an Option is exercised, whichever is applicable.

(rr)  “Subsidiary” means any entity, whether or not incorporated, in an unbroken chain of entities beginning with the Corporation where each entity other than the last entity in the unbroken chain owns stock or other equity interests in one of the other entities in the unbroken chain possessing fifty percent (50%) or more of the combined voting power of all of the other entity’s outstanding stock or other interests that vote generally in the election of the other entity’s directors or other governing body.

(ss)  “Substitute Awards” shall mean Awards granted or shares issued by the Corporation in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Corporation or any Subsidiary or with which the Corporation or any Subsidiary combines.

(tt)  “Tandem Share Appreciation Right” means a Share Appreciation Right granted in tandem with an Option.

(uu)  “Vested” or “Vesting” means the extent to which an Award granted or issued hereunder has become exercisable or any applicable Restriction Period has terminated or lapsed in accordance with the Plan and the terms of any respective Agreement pursuant to which such Award was granted or issued or has become payable in whole or in part due to the satisfaction of performance goal(s) set forth in any respective Agreement pursuant to such Award was granted or issued.

1.4  Administration.

(a)  The Plan shall be administered by the Committee. The Committee shall interpret the Plan, prescribe, amend, and rescind rules and regulations relating to the Plan, and make all other determinations necessary or advisable for its administration. The decision of the Committee on any question concerning the interpretation of the Plan or its administration with respect to any Award granted under the Plan shall be final and binding upon all Participants. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award hereunder.

(b)  In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, but, in the case of Awards designated as Awards under Code Section 162(m), subject to the requirements of Code Section 162(m), the Committee shall have the full and final power and authority, in its discretion to:

(i)  amend, modify, or cancel any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(ii)  subject to Code Section 409A and, to the extent applicable, Code Section 457A, accelerate, continue, or defer the exercisability or Vesting of any Award or any shares acquired pursuant thereto;

(iii)  authorize, in conjunction with any applicable deferred compensation plan of the Corporation, that the receipt of cash or Common Shares subject to any Award under this Plan may be deferred under the terms and conditions of such deferred compensation plan; and

(iv)  establish such other Awards, besides those specifically enumerated in the Plan, which the Committee determines are consistent with the Plan’s purposes.

(c)  To the extent permitted by applicable law, the Committee may delegate to an officer of the Corporation, subject to such terms and limitations as the Committee shall determine and the requirements under Code Section 409A and, to the extent applicable, Code Section 457A, the authority to grant Awards to, or to cancel, modify, waive rights with respect to, alter, discontinue or terminate any of the foregoing, held by Participants who are not officers or Directors of the Corporation for purposes of Section 16 of the Exchange Act; provided, however, that (i) the exercise price per share of each such Option or Share Appreciation Right shall be equal to the Fair Market Value per share on the Grant Date, and (ii) each such Award shall be subject to the terms and conditions of the appropriate standard form of Agreement approved by the Committee and shall conform to the provisions of the Plan and such other guidelines as shall be established from time to time by the Committee.

1.5  Participants.  Participants in the Plan shall be such Employees (including Employees who are Directors), non-employee Directors and Consultants of the Corporation and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee may grant Awards to an individual upon the condition that the individual become an Employee of the Corporation or a Subsidiary, provided that the Award shall be deemed to be granted only on the date that the individual becomes an Employee.

1.6  Shares.

(a)  The Corporation has reserved 1,570,000 of Common Shares for issuance pursuant to share-based Awards (all of which may be granted as Incentive Share Options) under the Plan. All provisions in this Section 1.6 shall be adjusted, as applicable, in accordance with Article X.

(b)  If any shares subject to an Award are forfeited, cancelled, expire or otherwise terminate without issuance of such shares, or any Award is settled for cash or otherwise does not result in the issuance of all or a portion of the shares subject to such Award, the shares shall, to the extent of such forfeiture, cancellation, expiration, termination, cash settlement or non-issuance, again be available for Awards under the Plan.

(c)  In the event that (i) any Option, other Award granted hereunder is exercised through the tendering of shares or by the withholding of shares by the Corporation, or (ii) withholding tax liabilities arising from such Option, other Award are satisfied by the tendering of shares or by the withholding of shares by the Corporation, then only the number of shares issued net of the shares tendered or withheld shall be counted for purposes of determining the maximum number of shares available for issuance under the Plan.

(d)  In the event that a company acquired by the Corporation or any Subsidiary or with which the Corporation or any Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of Common Shares of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors or any affiliate of the Corporation or its Subsidiaries prior to such acquisition or combination.

1.7  Repricing.  Without the affirmative vote of holders of a majority of the Common Shares and Series A Preferred Shares, if any is outstanding, voting as though the Series A Preferred Shares had been converted into Common Shares, cast in person or by proxy at a meeting of the shareholders of the Corporation at which a quorum representing a majority of all such outstanding shares is present or represented by proxy, neither the Board nor the Committee shall approve a program providing for (a) the cancellation of outstanding Options and/or Share Appreciation Rights and the grant in substitution therefore of any new Options and/or Share Appreciation Rights under the Plan having a lower exercise price than the Fair Market Value of the underlying Common Shares on the original Grant Date, (b) the amendment of outstanding Options and/or Share Appreciation Rights to reduce the exercise price thereof below the Fair Market Value of the underlying Common Shares on the original Grant Date, or (c) the exchange of outstanding Options or Share Appreciation Rights for cash or other Awards if the exercise price per share of such Option or Share Appreciation Right is less than the Fair Market Value per share as of the date of the exchange. This paragraph shall not be construed to apply to “issuing or assuming a stock option in a transaction to which section 424(a) applies,” within the meaning of Section 424 of the Code.

1.8  Code Section 409A and Code Section 457A.

(a)  It is intended that Awards granted under the Plan shall be exempt from or in compliance with Code Section 409A, and the provisions of the Plan are to be construed accordingly. However, unless specified otherwise herein, in no event shall the Corporation or Subsidiary be responsible for any tax or penalty owed by a Participant or Beneficiary with regard to Award payments. Notwithstanding anything in the Plan to the contrary, all or part of an Award payment to a Participant who is determined to constitute a Code Section 409A “Specified Employee” at the time of separation from service, shall be delayed (if then required) under Code Section 409A, and paid in an aggregated lump sum on the first day of the seventh month following the Participant’s separation from service, or the date of the Participant’s death, if earlier. Any remaining payments shall be paid on their regularly scheduled payment dates.

(b)  To the extent Code Section 457A is applicable, it is intended that Awards granted under the Plan shall be exempt from or in compliance with Code Section 457A, and the provisions of the Plan are to be construed accordingly. However, unless specified otherwise herein, in no event shall the Corporation or Subsidiary be responsible for any tax or penalty owed by a Participant or Beneficiary with regard to Award payments.

1.9  Indemnification.  To the maximum extent permitted by applicable laws, each member of the Committee (including officers of the Corporation, if applicable), or of the Board, as applicable, shall be indemnified and held harmless by the Corporation against and from (i) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or pursuant to the terms and conditions of any Award except for actions or failures to act taken in bad faith, and (ii) any and all amounts paid by him or her in settlement thereof, with the Corporation’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided that such member shall give the Corporation an opportunity, at its own expense, to handle and defend any such claim, action, suit or proceeding before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation’s Amended and Restated Memorandum and Articles of Association, by contract, as a matter of law, or otherwise, or under any other power that the Corporation may have to indemnify or hold harmless each such person.

II SHARE OPTIONS

2.1  Grant of Options.  The Committee, at any time and from time to time, subject to the terms and conditions of the Plan, may grant Options to such Participants and for such number of Common Shares as it shall designate. Any Participant may hold more than one Option under the Plan and any other plan of the Corporation or Subsidiary. The Committee shall determine the general terms and conditions of exercise which shall be set forth in a Participant’s Agreement. No Option granted hereunder may be exercised after the tenth anniversary of the Grant Date. The Committee may designate any Option granted as either an Incentive Share Option or a Nonqualified Share Option, or the Committee may designate a portion of an Option as an Incentive Share Option or a Nonqualified Share Option. At the discretion of the Committee, an Option may be granted in tandem with a Share Appreciation Right. Unless otherwise provided in a Participant’s Agreement, Options are intended to satisfy the requirements of Code Section 162(m) and the regulations promulgated thereunder, to the extent applicable.

2.2  Incentive Share Options.  Any Option intended to constitute an Incentive Share Option shall comply with the requirements of this Section 2.2. An Incentive Share Option only may be granted to an Employee. No Incentive Share Option shall be granted with an exercise price below the Fair Market Value of Common Shares on the Grant Date nor with an exercise term that extends beyond ten (10) years from the Grant Date. An Incentive Share Option shall not be granted to any Participant who owns (within the meaning of Code Section 424(d)) shares of the Corporation or any Subsidiary possessing more than 10% of the total combined voting power of all classes of shares of the Corporation or a Subsidiary unless, at the Grant Date, the exercise price for the Option is at least 110% of the Fair Market Value of the shares subject to the Option and the Option, by its terms, is not exercisable more than five (5) years after the Grant Date. The aggregate Fair Market Value of the underlying Common Shares (determined at the Grant Date) as to which Incentive Share Options granted under the Plan (including a plan of a Subsidiary) may first be exercised by a Participant in any one calendar year shall not exceed $100,000. To the extent that an Option intended to constitute an Incentive Share Option shall violate the foregoing $100,000 limitation (or any other limitation set forth in Code Section 422), the portion of the Option that exceeds the $100,000 limitation (or violates any other Code Section 422 limitation) shall be deemed to constitute a Nonqualified Share Option.

2.3  Option Price.  The Committee shall determine the per share exercise price for each Option granted under the Plan. No Option shall have an exercise price below 100% of the Fair Market Value of Common Shares on the Grant Date.

2.4  Payment for Option Shares.

(a)  The purchase price of Common Shares to be acquired upon exercise of an Option granted hereunder shall be paid in full in cash or by personal check, bank draft or money order at the time of exercise; provided, however, that in lieu of such form of payment, unless otherwise provided in a Participant’s Agreement, payment may be made by (i) delivery to the Corporation of outstanding Common Shares on such terms and conditions as may be specified in the Participant’s Agreement; (ii) by delivery to the Corporation of a properly executed exercise notice, acceptable to the Corporation, together with irrevocable instructions to the Participant’s broker to deliver to the Corporation sufficient cash to pay the exercise price and any applicable income and employment withholding taxes, in accordance with a written agreement between the Corporation and the brokerage firm; (iii) delivery of other consideration approved by the Committee having a Fair Market Value on the exercise date equal to the total purchase price; (iv) other means determined by the Committee; or (v) any combination of the foregoing. Common

Shares surrendered upon exercise shall be valued at the Stock Exchange closing price for the Corporation’s Common Shares on the day prior to exercise, and the certificate(s) for such shares, duly endorsed for transfer or accompanied by appropriate share powers, shall be surrendered to the Corporation.

(b)  Notwithstanding the foregoing, an Option may not be exercised by delivery to or withholding by the Corporation of Common Shares to the extent that such delivery or withholding (i) would constitute a violation of the provisions of any law or regulation (including the Sarbanes-Oxley Act of 2002), or (ii) if there is a substantial likelihood that the use of such form of payment would result in adverse accounting treatment to the Corporation under generally accepted accounting principles. Until a Participant has been issued a certificate or certificates for the Common Shares so purchased (or the book entry representing such shares has been made and such shares have been deposited with the appropriate registered book-entry custodian), he or she shall possess no rights as a record holder with respect to any such shares.

III SHARE APPRECIATION RIGHTS

3.1  Grant of Share Appreciation Rights.  Share Appreciation Rights may be granted, held and exercised in such form and upon such general terms and conditions as determined by the Committee on an individual basis. A Share Appreciation Right may be granted to a Participant with respect to such number of Common Shares of the Corporation as the Committee may determine. A Share Appreciation Right may be granted on a stand-alone basis or as a Tandem Share Appreciation Right. If granted as a Tandem Share Appreciation Right, the number of shares covered by the Share Appreciation Right shall not exceed the number of shares which the Participant could purchase upon the exercise of the related Option. Unless otherwise provided in a Participant’s Agreement, Share Appreciation Rights are intended to satisfy the requirements of Code Section 162(m) and the regulations promulgated thereunder, to the extent applicable. No Share Appreciation Right shall be granted with an exercise term that extends beyond ten (10) years from the Grant Date.

3.2  Exercise Price.  The Committee shall determine the per share exercise price for each Share Appreciation Right granted under the Plan; provided, however, that (a) the exercise price of a Share Appreciation Right shall not be less than 100% of the Fair Market Value of the Common Shares covered by the Share Appreciation Right on the Grant Date; and (b) the per share exercise price subject to a Tandem Share Appreciation Right shall be the per share exercise price under the related Option.

3.3  Exercise of Share Appreciation Rights.  A Share Appreciation Right shall be deemed exercised upon receipt by the Corporation of written notice of exercise from the Participant. A Tandem Share Appreciation Right shall be exercisable only at such times and in such amounts as the related Option may be exercised. Upon the exercise of a Tandem Share Appreciation Right with respect to some or all of the shares subject to such Share Appreciation Right, the related Option shall be cancelled automatically as to the number of shares with respect to which the Tandem Share Appreciation Right was exercised. Upon the exercise of an Option related to a Tandem Share Appreciation Right as to some or all of the shares subject to such Option, the related Tandem Share Appreciation Right shall be cancelled automatically as to the number of shares with respect to which the related Option was exercised.

3.4  Share Appreciation Right Entitlement.

(a)  Upon exercise of a stand-alone Share Appreciation Right, a Participant shall be entitled to payment from the Corporation in shares, of an amount equal to the difference between (i) the aggregate Fair Market Value on the exercise date for the specified number of shares being exercised, and (ii) the aggregate exercise price for the specified number of shares being exercised. The foregoing notwithstanding, if it is determined that the Share Appreciation Right is not subject to Code Section 457A, payments may be made in cash or partly in shares or cash (as determined by the Committee in accordance with any applicable terms of the Agreement).

(b)  If the Share Appreciation Right is granted in tandem with an Option, the payment shall be equal to the difference between (i) the Fair Market Value of the number of shares subject to the Share Appreciation Right on the exercise date, and (ii) the Option price of the associated Option multiplied by the number of shares available under the Option.

3.5  Maximum Share Appreciation Right Amount Per Share.  The Committee may, at its sole discretion, establish (at the time of grant) a maximum amount per share which shall be payable upon the exercise of a Share Appreciation Right, expressed as a dollar amount or as a percentage or multiple of the exercise price of a related Option.

IV RESTRICTED SHARES AND UNITS

4.1  Grant of Restricted Shares and Restricted Share Units.  Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Restricted Shares and Restricted Share Units under the Plan to such Participants and in such amounts as it shall determine.

4.2  Restricted Share Agreement.  Each grant of Restricted Shares or Restricted Share Units shall be evidenced by an Agreement that shall specify the terms of the restrictions, including the Restriction Period, or periods, the number of Common Shares subject to the grant, or units, the purchase price for the Restricted Shares, if any, the form of consideration that may be used to pay the purchase price of the Restricted Shares, including those specified in Section 2.4, and such other general terms and conditions, including performance goals, as the Committee shall determine.

4.3  Transferability.  Except as provided in this Article IV and Section 11.3 of the Plan, the Common Shares subject to an Award of Restricted Shares or Restricted Share Units granted hereunder may not be transferred, pledged, assigned, or otherwise alienated or hypothecated until the termination of the applicable Restriction Period or for such period of time as shall be established by the Committee and specified in the applicable Agreement, or upon the earlier satisfaction of other conditions as specified by the Committee in its sole discretion and as set forth in the applicable Agreement.

4.4  Other Restrictions.  The Committee shall impose such other restrictions on any Common Shares subject to an Award of Restricted Shares or Restricted Share Units under the Plan as it may deem advisable including, without limitation, restrictions under applicable Federal or State securities laws, and the issuance of a legended certificate of Common Shares representing such shares to give appropriate notice of such restrictions (or, if issued in book entry form, a notation with similar restrictive effect with respect to the book entry representing such shares). The Committee shall have the discretion to waive the applicable Restriction Period with respect to all or any part of the Common Shares subject to an Award of Restricted Shares or Restricted Share Units that has not been granted under Code Section 162(m).

4.5  Voting Rights.  During the Restriction Period, Participants holding issued and outstanding Common Shares subject to a Restricted Share Award may exercise full voting rights with respect to the Restricted Shares, whether or not such Award has Vested.

4.6  Dividends and Dividend Equivalents.

(a)  Except as set forth below or in a Participant’s Agreement, during the Restriction Period, a Participant shall be entitled to receive all dividends and other distributions paid with respect to issued and outstanding Common Shares subject to an Award of Restricted Shares, whether or not such Award has Vested. If any dividends or distributions are paid in shares during the Restriction Period applicable to an Award of Restricted Shares, the dividend or other distribution shares shall be subject to the same restrictions on transferability as the Common Shares with respect to which they were paid.

(b)  The Committee, in its discretion, may provide in the Agreement evidencing any Restricted Share Unit that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Common Shares having a record date prior to the date on which Restricted Share Units held by such Participant are settled. Such Dividend Equivalents, if any, shall be paid by crediting the Participant with additional whole Restricted Share Units as of the date of payment of such cash dividends on Common Shares. The number of additional Restricted Share Units (rounded to the nearest whole number) to be so credited shall be determined by dividing (i) the amount of cash dividends paid on such date with respect to the number of Common Shares represented by the Restricted Share Units previously credited to the Participant, by (ii) the Fair Market Value per Common Share on such date. Such additional Restricted Share Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time (or as soon thereafter as practicable) as the Restricted Share Units originally subject to the Award. In the event of a dividend or distribution paid in Common

Shares or any other adjustment made upon a change in the capital structure of the Corporation as described in Article X, appropriate adjustments shall be made in the Participant’s Restricted Share Unit so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of the Restricted Share Unit, and all such new, substituted or additional securities or other property shall be immediately subject to the same restrictions as are applicable to the Restricted Share Unit.

(c)  To the extent that Code Section 457A applies to a Dividend Equivalent, such Dividend Equivalent shall be paid on a date no later than the last day of the 12th month (or such later date as Code Section 457A provides) following the end of the tax year of the entity for whom the Participant is directly providing services (if the Participant is providing direct services to multiple entities, the end of the tax year of such entity which is the earliest) during which the right to the Dividend Equivalent for the first time is no longer subject to a “substantial risk of forfeiture” (as defined under Code Section 457A).

4.7  Settlement of Restricted Share Units.  If a Restricted Share Unit is payable in Common Shares, the Corporation shall issue to a Participant on the date on which Restricted Share Units subject to the Participant’s Award Vest or on such other date determined by the Committee, in its discretion, and set forth in the Agreement, one (1) Common Share and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 10.1 for each Restricted Share Unit then becoming Vested or otherwise to be settled on such date, subject to the withholding of applicable taxes. Notwithstanding any other provision in this Plan to the contrary, any Restricted Share Unit, whether settled in Common Shares, cash or other property, shall be paid no later than the fifteenth day of the third month following the later of the end of (i) the calendar year, or (ii) the fiscal year of the Corporation or the Subsidiary for which the Participant performs services (to the extent that the Participant performs services for the Corporation and/or one or more Subsidiary, the fiscal year of such entity which ends the earliest), in which the Restricted Share Unit is first no longer subject to a “substantial risk of forfeiture” (as defined under Code Section 409A); provided that, if earlier and it is determined that the Restricted Stock Unit is subject to Code Section 457A, any Restricted Share Unit shall be paid on a date no later than the last day of the 12th month (or such later date as Code Section 457A provides) following the end of the tax year of the entity for whom the Participant is directly providing services (if the Participant is providing direct services to multiple entities, the end of the tax year of such entity which is the earliest) during which the right to the Restricted Stock Unit for the first time is no longer subject to a “substantial risk of forfeiture” (as defined under Code Section 457A).

V PERFORMANCE AWARDS

5.1  Grant of Performance Awards.  The Committee, at its discretion, may grant Performance Awards to Participants and may determine, on an individual or group basis, the performance goals to be attained pursuant to each Performance Award.

5.2  Terms of Performance Awards.

(a)  Performance Awards shall consist of rights to receive cash, Common Shares, other property or a combination of each, if designated performance goals are achieved. The terms of a Participant’s Performance Award shall be set forth in a Participant’s individual Agreement. Each Agreement shall specify the performance goals, which may include the Performance Measures, applicable to a particular Participant or group of Participants, the period over which the targeted goals are to be attained, the payment schedule if the goals are attained, and any other general terms as the Committee shall determine and conditions applicable to an individual Performance Award. The Committee, at its discretion, may waive all or part of the conditions, goals and restrictions applicable to the receipt of full or partial payment of a Performance Award that has not been granted pursuant to Code Section 162(m).

(b)  Performance Awards may be granted as Performance Shares or Performance Units, at the discretion of the Committee.

(i)  In the case of Performance Shares, the Participant shall receive a legended certificate of Common Share, restricted from transfer prior to the satisfaction of the designated performance goals and restrictions (or shares may be issued in book entry from with a notation having similar restrictive effect with respect to the book entry representing such shares), as determined by the Committee and specified in the Participant’s Agreement. Prior to satisfaction of the performance goals and restrictions, the Participant shall be entitled to vote the Performance Shares to the extent such shares are issued and outstanding. Further, any dividends paid on such shares during the performance period automatically shall be reinvested on behalf of the Participant in additional Performance Shares under the Plan, and such additional shares shall be subject to the same performance goals and restrictions as the other shares under the Performance Share Award.

(ii)  In the case of Performance Units, the Participant shall receive an Agreement from the Committee that specifies the performance goals and restrictions that must be satisfied before the Corporation shall issue the payment, which may be cash, a designated number of Common Shares, other property or a combination thereof.

(c)  Payment of a Performance Award shall be paid no later than the fifteenth day of the third month following the later of the end of (i) the calendar year, or (ii) the fiscal year of the Corporation or the Subsidiary for which the Participant performs services (to the extent that the Participant performs services for the Corporation and/or one or more Subsidiary, the fiscal year of such entity which ends the earliest), in which the Performance Award is first no longer subject to a “substantial risk of forfeiture” (as defined under Code Section 409A); provided that, if earlier and it is determined that the Performance Award is subject to Code Section 457A, any Performance Award shall be paid on a date no later than the last day of the 12th month (or such later date as Code Section 457A provides) following the end of the tax year of the entity for whom the Participant is directly providing services (if the Participant is providing direct services to multiple entities, the end of the tax year of such entity which is the earliest) during which the right to the Performance Award for the first time is no longer subject to a “substantial risk of forfeiture” (as defined under Code Section 457A).

VI INCENTIVE AWARDS

6.1  Grant of Incentive Awards.

(a)  The Committee, at its discretion, may grant Incentive Awards to such Participants as it may designate from time to time. The terms of a Participant’s Incentive Award shall be set forth in the Participant’s individual Agreement. Each Agreement shall specify such general terms and conditions as the Committee shall determine.

(b)  The determination of Incentive Awards may be based upon criteria determined by the Committee, including the attainment of specified levels of Corporation and/or Subsidiary performance as measured by pre-established, objective performance criteria determined at the discretion of the Committee, including any or all of the Performance Measures.

(c)  The Committee shall (i) select those Participants who shall be eligible to receive an Incentive Award, (ii) determine the measurement or performance period, (iii) determine target levels of performance, if any, and, if applicable, (iv) determine the level of Incentive Award to be paid to each selected Participant upon the achievement of each performance level. The Committee generally shall make the foregoing determinations prior to the commencement of services to which an Incentive Award relates (or within the permissible time-period established under Code Section 162(m)), to the extent applicable, and while the outcome of the performance goals and targets, if any, are uncertain.

6.2  Payment of Incentive Awards.

(a)  Incentive Awards shall be paid in cash, Common Shares or other property, at the discretion of the Committee. Payments shall be made following a determination by the Committee that the performance targets were attained or following the end of a measurement period, but not later than the fifteenth day of the third month following the later of the end of (i) the calendar year, or (ii) the fiscal year of the Corporation or the Subsidiary for which the Participant performs services (to the extent that the Participant performs services for the Corporation and/or one or more Subsidiary, the fiscal year of such entity which ends the earliest), in which the Incentive Award is first no longer subject to a “substantial risk of forfeiture” (as defined under Code Section 409A); provided that, if earlier and it is determined that the Incentive Award is subject to Code Section 457A, any Incentive Award shall be paid on a date no later than the last day of the 12th month (or such later date as Code Section 457A provides) following the end of the tax year of the entity for whom the Participant is directly providing services (if the Participant is providing direct services to multiple entities, the end of the tax year of such entity which is the earliest) during which the right to the Incentive Award for the first time is no longer subject to a “substantial risk of forfeiture” (as defined under Code Section 457A).

(b)  The amount of an Incentive Award to be paid upon the attainment of each targeted level of performance, if any, shall equal a percentage of a Participant’s base salary for the fiscal year, a fixed dollar amount, or such other formula, as determined by the Committee.

VII CODE SECTION 162(m) PERFORMANCE MEASURE AWARDS

7.1  Awards Granted Under Code Section 162(m).  The Committee, at its discretion, may designate that a Restricted Share, Restricted Share Unit, Performance Share, Performance Unit or Incentive Award shall be granted pursuant to Code Section 162(m). Such an Award must comply with the following additional requirements, which shall control over any other provision that pertains to such Award under Articles IV, V and VI.

(a)  Each Code Section 162(m) Award shall be based upon the attainment of specified levels of pre-established, objective Performance Measures that are intended to satisfy the performance based compensation requirements of Code Section 162(m) and the regulations promulgated thereunder. Further, at the discretion of the Committee, an Award also may be subject to goals and restrictions in addition to the Performance Measures.

(b)  For each Code Section 162(m) Award, the Committee shall (i) select the Participant who shall be eligible to receive a Code Section 162(m) Award, (ii) determine the applicable performance period, (iii) determine the target levels of the Corporation or Subsidiary Performance Measures, and (iv) determine the number of Common Shares or cash or other property (or combination thereof) subject to an Award to be paid to each selected Participant. The Committee shall make the foregoing determinations prior to the commencement of services to which an Award relates (or within the permissible time period established under Code Section 162(m)) and while the outcome of the performance goals and targets is uncertain.

7.2  Attainment of Code Section 162(m) Goals.

(a)  After each performance period, the Committee shall certify, in writing: (i) if the Corporation has attained the performance targets, and (ii) the number of shares pursuant to the Award that are to become freely transferable, if applicable, or the cash or other property payable under the Award. The Committee shall have no discretion to waive all or part of the conditions, goals and restrictions applicable to the receipt of full or partial payment of an Award except in the case of the death or Disability of a Participant.

(b)  Notwithstanding the foregoing, the Committee may, in its discretion, reduce any Award based on such factors as may be determined by the Committee, including, without limitation, a determination by the Committee that such a reduction is appropriate in light of pay practices of competitors, or the performance of the Corporation, a Subsidiary, or a Participant relative to the performance of competitors, or performance with respect to the Corporation’s strategic business goals.

7.3  Individual Participant Limitations.  Subject to adjustment as provided in Section 10.1, no Participant in any one fiscal year of the Corporation may be granted (a) Options or Share Appreciation Rights with respect to more than 300,000 Common Shares; (b) Restricted Shares or Restricted Share Units that are denominated in Common Shares with respect to more than 300,000 shares; (c) Performance Awards that are denominated in Common Shares with respect to more than 300,000 shares; and (d) an Incentive Award denominated in Common Shares with respect to more than 300,000 shares. The maximum dollar value payable to any Participant in any one fiscal year of the Corporation with respect to Restricted Share Units, Performance Awards or Incentive Awards that are valued in property other than Common Shares is the lesser of $1,000,000 or three times the Participant’s base salary for the fiscal year. If an Award is cancelled, the cancelled Award shall continue to be counted towards the applicable limitations.

VIII DIRECTOR SHARE PURCHASE RIGHTS

8.1  Eligibility.  A Director may elect to purchase Common Shares under the Plan using all or a portion of his or her cash fees received for services as a director for which the Director has not yet received payment (including but not limited to, quarterly retainer and Board/Committee meeting fees).

8.2  Elections.  Elections to purchase Common Shares under the Plan in lieu of cash compensation may be submitted to the Corporation annually, prior to the end of December of each calendar year or such other period established by the Committee. An election shall cover director cash compensation payable in the next calendar year.

8.3  Purchase Price.  Common Shares purchased by a Director hereunder shall have a purchase price equal to 100% of the Fair Market Value of the Corporation’s Common Shares on the first day of the month in which the quarterly Director Fee Payment Date falls.

8.4  Termination of Services.  If a Director ceases to remain on the Board for any reason, including but not limited to, voluntary or forced resignation, removal, failure to be re-elected as a director, death, Disability or Retirement, the Director (or executor, administrator or legal representative, if applicable) shall receive share certificates for all cash director fees earned prior to the Director’s departure from the Board for which the Director elected to receive Common Shares pursuant to this Article VIII, but for which the Director has not yet received a share certificate. Such share certificates shall be issued following the next quarterly Director Fee Payment Date.

8.5  Non-Assignability.  Any Common Shares purchase right granted hereunder shall be exercised by the Director only and is nontransferable. Upon the death of a Director, any earned, but unpaid cash director fees for which the Director elected to receive Common Shares pursuant to this Article VIII, shall be paid in the form of share certificates to the Director’s executor, administrator or legal representative in accordance with Section 8.4 above.

8.6  Adjustments.  The total amount of Common Shares to be received by a Director at the time of any issuance of a share certificate shall be appropriately adjusted for any increase or decrease in the number of outstanding Common Shares resulting from dividends, share splits, recapitalizations, reorganizations, mergers, combinations, exchanges or other relevant changes in the capital structure of the Corporation occurring from the Director Fee Payment Date on which such Common Shares were earned to the date of issuance of the share certificate for such shares. The foregoing adjustments and the manner of application of the foregoing provisions shall be determined by the Board in its sole discretion.

8.7  Rule 16b-3 Requirements.  Notwithstanding any provision of the Plan, the Committee may impose such conditions on the purchase of Common Shares hereunder as may be required to satisfy the requirements of Rule 16b-3 of the Exchange Act, as amended from time to time (or any successor rule). Notwithstanding any provision in the Plan to the contrary, the Committee shall have no discretion with respect to the terms of purchase made pursuant to this Article VIII, except to the extent such discretion would not result in the purchase or the Plan failing to qualify for the exemption provided under Rule 16b-3.

8.8  Delivery of Shares; Rights Prior to Delivery of Shares.  By December 15th of each year, Directors electing to receive Common Shares will receive share certificates for shares earned during the year. A Director may request to receive Common Shares at any or each quarterly Director Fee Payment Date for the year in which the shares were earned. No Director shall have any rights as a shareholder with respect to Common Shares covered by a purchase right until their name has been reflected in the corporation’s share register the issuance of a share certificate. No adjustment shall be made for dividends or other rights with respect to such shares for which the record date is prior to the date the certificate is issued.

IX TERMINATION OF EMPLOYMENT OR SERVICES

9.1  Options and Share Appreciation Rights.

(a)  If, prior to the date that an Option or Share Appreciation Right first becomes Vested, a Participant terminates employment or services for any reason, the Participant’s right to exercise the Option or Share Appreciation Right shall terminate and all rights thereunder shall cease, unless provided otherwise in a Participant’s Agreement.

(b)  If, on or after the date when an Option or Share Appreciation Right first becomes Vested, a Participant terminates employment or services are terminated for any reason other than death or Disability, the Participant shall have the right within the exercise period specified in the Participant’s Agreement, to exercise the Option or Share Appreciation Right to the extent that it was exercisable and unexercised on the date of the Participant’s termination of employment or services (taking into account any Vesting that may occur in connection with such termination), subject to any other limitation on the exercise of the Option in effect on the date of exercise. Provided, however, that the beneficial tax treatment of an Incentive Share Option may be forfeited if an Option is exercised more than three (3) months after termination of employment.

(c)  If, on or after the date when an Option or Share Appreciation Right first becomes Vested, a Participant terminates employment or services are terminated due to death while an Option or Share Appreciation Right is still exercisable, the person or persons to whom the Option or Share Appreciation Right shall have been transferred by will or the laws of descent and distribution, shall have the right within the exercise period specified in the Participant’s Agreement to exercise the Option or Share Appreciation Right to the extent that it was exercisable and unexercised on the Participant’s date of death, subject to any other limitation on exercise in effect on the date of exercise. Provided, however, that the beneficial tax treatment of an Incentive Share Option may be forfeited if the Option is exercised more than one (1) year after a Participant’s date of death.

(d)  If, on or after the date that an Option or Share Appreciation Right first becomes Vested, a Participant terminates employment or services due to Disability, the Participant shall have the right, within the exercise period specified in the Participant’s Agreement, to exercise the Option or Share Appreciation Right to the extent that it was exercisable and unexercised on the date of the Participant’s termination of employment or services due to Disability, subject to any other limitation on the exercise of the Option or Share Appreciation Right in effect on the date of exercise. If the Participant dies after termination of employment or services, as applicable, while the Option or Share Appreciation Right is still exercisable, the Option or Share Appreciation Right shall be exercisable in accordance with the terms of paragraph (c), above. Provided, however, that the beneficial tax treatment of an Incentive Share Option may be forfeited if the Option is exercised more than one (1) year after a Participant’s date of Disability.

(e)  The Committee, at the time of a Participant’s termination of employment or services, may accelerate a Participant’s right to exercise an Option or extend the exercise period of an Option or Share Appreciation Right (subject to Code Section 409A), but in no event past the tenth anniversary of the Grant Date; provided, however, that the extension of the exercise period for an Incentive Share Option may cause such Option to forfeit its preferential tax treatment.

(f)  Notwithstanding the foregoing, if a sale within the applicable time periods of Common Shares acquired upon the exercise of the Option would subject the Participant to suit under Section 16(b) of the Exchange Act, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such Common Shares by the Participant would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after the Participant’s termination of service, or (iii) the expiration date of the Option.

(g)  Shares subject to Options and Share Appreciation Rights that are not exercised in accordance with the provisions of (a) through (f) above shall expire and be forfeited by the Participant as of their expiration date and shall become available for new Awards under the Plan as of such date.

9.2  Restricted Shares and Restricted Share Units.  If a Participant’s employment or services are terminated for any reason, the Participant’s right to Common Shares subject to a Restricted Share or Restricted Share Unit Award that are still subject to a Restriction Period automatically shall terminate and be forfeited by the Participant (or, if the Participant was required to pay a purchase price for the Restricted Shares, other than for the performance of services, the Corporation shall have the option to repurchase any shares acquired by the Participant which are still subject to the Restriction Period for the purchase price paid by the Participant) and, subject to Section 1.6, said shares shall be available for new Awards under the Plan as of such termination date. Provided, however, that the Committee, in its sole discretion, may provide in a Participant’s Agreement or otherwise for the continuation of a Restricted Share Award or Restricted Share Unit after a Participant terminates employment or services are terminated or may waive or change the remaining restrictions (subject to Code Section 409A and, if applicable, Code Section 457A). The Committee shall not waive any performance goals under or restrictions on a Code Section 162(m) Restricted Share or Restricted Share Unit Award, but the Committee may provide in a Participant’s Code Section 162(m) Restricted Share or Restricted Share Unit Agreement or otherwise that prior to the termination of the Restriction Period, the performance goals shall be deemed to have been attained and restrictions shall be deemed to no longer be applicable on the terms determined by the Committee upon the Participant’s termination of employment due to death or Disability.

9.3  Performance Awards.  Performance Awards shall expire and be forfeited by a Participant upon the Participant’s termination of employment or services for any reason, and, subject to Section 1.6, shall be available for new Awards under the Plan as of such termination date. Provided, however, that the Committee, in its discretion, may provide in a Participant’s Agreement or otherwise for the continuation of a Performance Award after a Participant terminates employment or services or may waive or change all or part of the conditions, goals and restrictions applicable to such Performance Award (subject to Code Section 409A and, if applicable, Code 457A). Notwithstanding the foregoing, the Committee shall not waive any performance goals under or restrictions on a Code Section 162(m) Performance Award, but the Committee may provide in a Participant’s Code Section 162(m) Performance Share Agreement or otherwise that prior to the attainment of the associated performance goals or termination of the applicability of the restrictions, the performance goals shall be deemed to have been attained and restrictions shall be deemed to no longer be applicable on the terms determined by the Committee, upon the Participant’s termination of employment due to death or Disability.

9.4  Incentive Awards.

(a)  Incentive Awards shall expire and be forfeited by a Participant upon the Participant’s termination of employment or services for any reason, and, subject to Section 1.6, shall be available for new Awards under the Plan as of such termination date. Provided, however, that the Committee, in its discretion, may provide in a Participant’s Agreement or otherwise for the continuation of an Incentive Award after a Participant terminates employment or services or may waive or change all or part of the conditions, goals and restrictions applicable to such Incentive Award (subject to Code Section 409A and, if applicable, Code 457A). Notwithstanding the foregoing, the Committee shall not waive any performance goals under or restrictions on a Code Section 162(m) Incentive Award, but the Committee may provide in a Participant’s Code Section 162(m) Incentive Award Agreement or otherwise that prior to the attainment of the associated performance goals or termination of the applicability of the restrictions, the performance goals shall be deemed to have been attained and restrictions shall be deemed to no longer be applicable on the terms determined by the Committee, upon the Participant’s termination of employment due to death or Disability.

9.5  Other Provisions.  The transfer of an Employee from one corporation to another among the Corporation and any of its Subsidiaries, or a leave of absence under the leave policy of the Corporation or any of its Subsidiaries shall not be a termination of employment for purposes of the Plan, unless a provision to the contrary is expressly stated by the Committee in a Participant’s Agreement issued under the Plan. For purposes of Code Section 409A, a leave of absence shall not be considered a termination of employment if the leave duration either is six (6) months or less (up to twenty-nine (29) months for disability) or reemployment upon the expiration of such leave is guaranteed by statute or contract.

X ADJUSTMENTS AND CHANGE IN CONTROL

10.1  Adjustments.

(a)  In the event of a merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property), share split, reverse share split, spin-off or similar transaction or other change in corporate structure affecting the Common Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and Awards as the Committee, in its sole discretion, deems equitable or appropriate, including adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan and, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company, as the Committee may determine to be appropriate in its sole discretion). Any fractional share resulting from an adjustment pursuant to this Section 10.1(a) shall be rounded down to the nearest whole number.

(b)  In the event of a proposed dissolution or liquidation of the Corporation, the Committee shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Committee in its discretion may provide for a Participant to vest and/or have the right to exercise his or her Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award or Incentive Award in full for a period specified by the Committee as to all of the Common Shares covered thereby, including shares as to which the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award or Incentive Award would not otherwise be vested or exercisable, subject to the proposed dissolution or liquidation taking place at the time and in the manner contemplated. In addition, the Committee may provide that any re-purchase option of the Corporation applicable to the shares that vested or were purchased upon exercise pursuant to an Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award or Incentive Award, or Director Share Purchase Right shall lapse as to all such shares, provided that the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not vested and/or been previously exercised, an Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award or Incentive Award shall terminate immediately prior to the consummation of the proposed dissolution or liquidation.

(c)  In the event of a merger of the Corporation with or into another corporation where the Corporation is not the surviving corporation, a reverse triangular merger where the Corporation is the surviving corporation, but its shares are exchanged for shares of the parent company of the other party to the merger, the sale of substantially all of the assets of the Corporation, the reorganization of the Corporation or other similar transaction determined by the Committee to be covered by this Section 10.1(c), it is intended that each outstanding Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right shall be assumed or an equivalent option or right substituted by the successor corporation, the parent or a subsidiary of the successor corporation or the parent of the Corporation following a reverse triangular merger. In the event that such successor corporation (or the parent or a subsidiary thereof or the parent of the Corporation following a reverse triangular merger) refuses to assume or substitute for the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right, the Participant shall fully vest in and/or have the right to exercise the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award or Incentive Award, including shares which would not otherwise be vested or exercisable, and the Participant shall have his or her Director Share Purchase Right paid in full in Common Shares for services through the date of the consummation of the transaction. If an Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award or Incentive Award becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger, sale of assets, reorganization or other transaction, the Committee shall notify the Participant in writing or electronically that the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, or Incentive Award shall be fully vested and exercisable for a period specified by the Committee from the date of such notice, provided that if such period expires prior to the consummation of the merger, sale of assets, reorganization or other transaction, any exercise shall be subject to the proposed merger, sale of assets or other transaction taking place, and the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, or Incentive Award shall terminate upon the expiration of such period (or the consummation of the merger, sale of assets, reorganization or other transaction, if later). For the purposes of this paragraph, the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right shall be considered assumed if, following the merger, sale of assets, reorganization or other transaction, the option or right confers the right to purchase or receive, for each share covered by the Participant’s Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right immediately prior to such transaction, the consideration (whether share, cash, or other securities or property) received in the merger, sale of assets, reorganization, or other transaction, by holders of Common Shares for each share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration determined by the Committee); provided, however, that if such consideration received in the merger, sale of assets, reorganization, or other transaction, is not solely Common Shares of the successor corporation (or the parent or a subsidiary thereof), the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon the payment under the Director Share Purchase Right or exercise and/or vesting of the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, or Incentive Award for each Common Share subject to the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right to be solely Common Shares of the successor corporation (or the parent or a subsidiary thereof) equal in Fair Market Value to the per share consideration received by holders of Common Shares in the merger, sale of assets, reorganization or other transaction. The Committee may, in its sole discretion and without the consent of any Participant, determine that, in the event of a merger of the Corporation with or into another corporation where the Corporation is not the surviving corporation, a reverse triangular merger where the Corporation is the surviving corporation, but its shares are exchanged for shares of the parent company of the other party to the merger, the sale of substantially all of the assets of the Corporation, the reorganization of the Corporation or other similar transaction determined by the Committee to be covered by this Section 10.1(c), each or any Option or Share Appreciation Right outstanding immediately prior to such event shall be cancelled in exchange for a payment with respect to each Vested Common Share subject to such cancelled Option or Share Appreciation Right in (i) cash, (ii) shares of the Corporation or of a corporation or other business entity a party to the merger, sale of assets, reorganization or other transaction, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the excess of the Fair Market Value of the consideration to be paid per Common Share in the merger, sale of assets, reorganization or other transaction over the exercise price per share under such Option or Share Appreciation Right (the “Spread”). In the event such determination is made by the Committee, the Spread (reduced by applicable withholding taxes, if any) shall be paid to Participants in respect of their cancelled Options and Share Appreciation Rights as soon as practicable following the date of the merger, sale of assets, reorganization or other transaction.

(d)  In the event of a proposed spin-off or a transfer by the Corporation of a portion of its assets resulting in the employment of certain Participants by the spin-off entity or the entity acquiring assets of the Corporation, the Committee may make whatever adjustments it determines appropriate with respect to such terminating Participants.

(e)  The foregoing adjustments shall be made by the Committee. Any such adjustment may provide for the elimination of any fractional share which might otherwise become subject to an Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right. The Committee need not make the same adjustments for each Participant.

10.2  Change in Control.

(a)  Notwithstanding anything contained herein to the contrary, the Committee, in its discretion, may provide in a Participant’s Agreement or otherwise that upon a Change in Control, or such other events as determined by the Committee, any or all of the following shall occur: (i) any outstanding

Option or Share Appreciation Right granted hereunder immediately shall become fully Vested and exercisable, regardless of any installment provision applicable to such Option or Share Appreciation Right; (ii) the remaining Restriction Period on any Common Shares subject to a Restricted Share or Restricted Share Unit Award granted hereunder immediately shall lapse and the shares shall become fully transferable, subject to any applicable Federal or State securities laws; (iii) all performance goals and conditions shall be deemed to have been satisfied under all outstanding Performance Awards, which immediately shall become payable (either in full or pro-rata based on the portion of the applicable performance period completed as of the Change in Control); (iv) all performance targets and performance levels shall be deemed to have been satisfied for any outstanding Incentive Awards, which immediately shall become payable (either in full or pro-rata based on the portion of the applicable performance period completed as of the Change in Control); (v) the Participant shall have his or her Director Share Purchase Right paid in full in Common Shares for services through the date of the consummation of the transaction; or (vi) such other treatment as the Committee may determine. If an Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award or Incentive Award becomes fully vested and exercisable in the event of a Change in Control, the Committee shall notify the Participant in writing or electronically that the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, or Incentive Award shall be fully vested and exercisable for a period specified by the Committee from the date of such notice, provided that if such period expires prior to the consummation of the Change in Control, any exercise shall be subject to the proposed Change in Control taking place, and the Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, or Incentive Award shall terminate upon the expiration of such period (or the consummation of the Change in Control, if later).

(b)  The Committee may, in its sole discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Option or Share Appreciation Right outstanding immediately prior to the Change in Control shall be cancelled in exchange for a payment with respect to each Vested Common Share subject to such cancelled Option or Share Appreciation Right in (i) cash, (ii) shares of the Corporation or of a corporation or other business entity a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the excess of the Fair Market Value of the consideration to be paid per Common Share in the Change in Control over the exercise price per share under such Option or Share Appreciation Right (the “Spread”). In the event such determination is made by the Committee, the Spread (reduced by applicable withholding taxes, if any) shall be paid to Participants in respect of their cancelled Options and Share Appreciation Rights as soon as practicable following the date of the Change in Control.

(c)  Notwithstanding the foregoing, the Committee, in its discretion, may provide in a Participant’s Agreement or otherwise that, if, in the event of a Change in Control, the successor company assumes an Option, Share Appreciation Right, Restricted Share, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right payable in Common Shares or substitutes an equivalent instrument therefor, then each such outstanding Option, Share Appreciation Right, Restricted Shares, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right shall not be accelerated as described in Section 10.2(a). For the purposes of this Section 10.2(c), such an Option, Share Appreciation Right, Restricted Shares, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right shall be considered assumed or substituted for an equivalent instrument, if, following the Change in Control, the Award confers the right to purchase or receive, for each Common Share subject to such Option, Share Appreciation Right, Restricted Shares, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right immediately prior to the Change in Control, the consideration (whether shares, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Common Shares for each share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common shares of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of such Option, Share Appreciation Right,

Restricted Share, Restricted Share Unit, Performance Award, Incentive Award, or Director Share Purchase Right for each Common Share subject thereto, will be solely common shares of the successor company substantially equal in fair market value to the per share consideration received by holders of Common Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. Awards which are neither assumed or substituted by the successor corporation in connection with a Change in Control nor exercised as of the date of the Change in Control shall terminate and cease to be outstanding effective as of the date of the Change in Control.

XI MISCELLANEOUS

11.1  Partial Exercise/Fractional Shares.  The Committee may permit, and shall establish procedures for, the partial exercise of Options and Share Appreciation Rights granted under the Plan. No fractional shares shall be issued in connection with the exercise of a Share Appreciation Right or payment of a Performance Award, Restricted Share, Restricted Share Unit, Incentive Award or Director Share Purchase Rights; instead, the Fair Market Value of the fractional shares shall be paid in cash, or at the discretion of the Committee, the number of shares shall be rounded down to the nearest whole number of shares and any fractional shares shall be disregarded.

11.2  Rights Prior to Issuance of Shares.  No Participant shall have any rights as a shareholder with respect to shares covered by an Award until the issuance of a share certificate for such shares (or book entry representing such shares has been made and such shares have been deposited with the appropriate registered book-entry custodian). No adjustment shall be made for dividends or other rights with respect to such shares for which the record date is prior to the date the certificate is issued except as otherwise provided in the Plan or a Participant’s Agreement or by the Committee.

11.3  Non-Assignability; Certificate Legend; Removal.

(a)  Except as described below or as otherwise determined by the Committee in a Participant’s Agreement, no Award shall be transferable by a Participant except by will or the laws of descent and distribution, and an Option or Share Appreciation Right shall be exercised only by a Participant during the lifetime of the Participant. Notwithstanding the foregoing, a Participant may assign or transfer an Award that is not an Incentive Share Option with the consent of the Committee (each transferee thereof, a “Permitted Assignee”); provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and any Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Corporation evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan.

(b)  Each certificate representing Common Shares subject to a Restricted Share or Restricted Share Unit Award, to the extent a certificate is issued, shall bear the following legend:

The sale or other transfer of the shares represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer set forth in the Chardan 2008 China Acquisition Corp. 2009 Equity Incentive Plan (“Plan”), rules and administrative guidelines adopted pursuant to such Plan [and an Agreement dated ______, ]. A copy of the Plan, such rules [and such Agreement] may be obtained from the [INSERT TITLE] of Chardan 2008 China Acquisition Corp.

If shares are issued in book entry form, a notation to the same restrictive effect as the legend shall be placed on the transfer agent’s books in connection with such shares

(c)  Subject to applicable Federal and State securities laws, issued Common Shares subject to an Award shall become freely transferable by the Participant after all applicable restrictions, limitations, performance requirements or other conditions have terminated, expired, lapsed or been satisfied. Once such issued Common Shares are released from such restrictions, limitations, performance requirements or other conditions, the Participant shall be entitled to have the legend required by this Section 11.3 removed from the applicable Common Shares certificate (or notation removed from such book entry).

11.4  Securities Laws.

(a)  Anything to the contrary herein notwithstanding, the Corporation’s obligation to sell and deliver Common Shares pursuant to the exercise of an Option or Share Appreciation Right or deliver Common Shares pursuant to a Restricted Share Award, Restricted Share Unit, Performance Award, Incentive Award or Director Share Purchase Right is subject to such compliance with Federal and State laws, rules and regulations applying to the authorization, issuance or sale of securities as the Corporation deems necessary or advisable. The Corporation shall not be required to sell and deliver or issue Common Shares unless and until it receives satisfactory assurance that the issuance or transfer of such shares shall not violate any of the provisions of the Securities Act or the Exchange Act, or the rules and regulations of the Securities Exchange Commission promulgated thereunder or those of the Stock Exchange or any stock exchange on which the Common Shares may be listed, the provisions of any State laws governing the sale of securities, or that there has been compliance with the provisions of such acts, rules, regulations and laws.

(b)  The Committee may impose such restrictions on any Common Shares acquired pursuant to the exercise of an Option or Share Appreciation Right or the grant of Restricted Shares or Restricted Share Units or the payment of a Performance Award, Incentive Award or Director Share Rights under the Plan as it may deem advisable, including, without limitation, restrictions (i) under applicable Federal securities laws; (ii) under the requirements of the Stock Exchange or any other securities exchange or recognized trading market or quotation system upon which such Common Shares are then listed or traded; and (iii) under any blue sky or State securities laws applicable to such shares.

11.5  Withholding Taxes.

(a)  The Corporation shall have the right to withhold from a Participant’s compensation or require a Participant to remit sufficient funds to satisfy applicable withholding for income and employment taxes upon the exercise of an Option or Share Appreciation Right or the lapse of the Restriction Period on a Restricted Share Award, Restricted Share Unit, or the payment of a Performance Award or Incentive Award or Director Share Purchase Right. A Participant may in order to fulfill the withholding obligation tender previously-acquired Common Shares or have shares withheld from the exercise, provided that the shares have an aggregate Fair Market Value sufficient to satisfy in whole or in part the applicable withholding taxes. The broker assisted exercise procedure described in Section 2.4 may also be utilized to satisfy the withholding requirements related to the exercise of an Option. At no point shall the Corporation withhold from the exercise of an Option more shares than are necessary to meet the established tax withholding requirements of federal, state and local obligations.

(b)  Notwithstanding the foregoing, a Participant may not use Common Shares to satisfy the withholding requirements to the extent that (i) there is a substantial likelihood that the use of such form of payment or the timing of such form of payment would subject the Participant to a substantial risk of liability under Section 16 of the Exchange Act; (ii) such withholding would constitute a violation of the provisions of any law or regulation (including the Sarbanes-Oxley Act of 2002); or (iii) there is a substantial likelihood that the use of such form of payment would result in adverse accounting treatment to the Corporation under generally accepted accounting principles.

11.6  Termination and Amendment.

(a)  The Board may terminate the Plan, or the granting of Awards under the Plan, at any time. No new Awards shall be made under the Plan after December 9, 2019.

(b)  The Board may amend or modify the Plan at any time and from time to time, and the Committee may amend or modify the terms of an outstanding Agreement at any time and from time to time, but no amendment or modification, without the affirmative vote of holders of a majority of the Common Shares and Series A Preferred Shares, if any is outstanding, voting as though the Series A Preferred Shares had been converted into Common Shares, shall (i) materially increase the benefits accruing to Participants under the Plan (subject to Code Section 409A); (ii) increase the amount of Common Shares for which Awards may be made under the Plan, except as permitted under Sections 1.6 and Article 10; (iii) change the provisions relating to the eligibility of individuals to whom Awards may be made under the Plan; or (iv) permit the repricing of Options or Share Appreciation Rights. In addition, if the Corporation’s Common Shares are listed on the Stock Exchange or another stock exchange, the Board may not amend the Plan in a manner requiring approval of the shareholders of the Corporation under the rules of the Stock Exchange or such other stock exchange, without the affirmative vote of holders of a majority of the Common Shares and Series A Preferred Share, if any is outstanding, voting as though the Series A Preferred Shares had been converted into Common Shares.

(c)  No amendment, modification, or termination of the Plan or an outstanding Agreement shall in any manner adversely affect any then outstanding Award under the Plan without the consent of the Participant holding such Award except as set forth in any Agreement relating to an Award or to bring the Plan or an Award into compliance with Code Section 409A and, if applicable, Code Section 457A or to qualify for an exemption under Code Section 409A and, if applicable, Code Section 457A.

11.7  Effect on Employment or Services.  Neither the adoption of the Plan nor the granting of any Award pursuant to the Plan shall be deemed to create any right in any individual to be retained or continued in the employment or services of the Corporation or Subsidiary.

11.8  Use of Proceeds.  The proceeds received from the sale of Common Shares pursuant to the Plan shall be used for general corporate purposes of the Corporation.

11.9  Repurchase Rights.  Common Shares issued under the Plan may be subject to one (1) or more repurchase options, or other conditions and restrictions, as determined by the Committee in its discretion at the time an Award is granted. The Corporation shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one (1) or more persons as may be selected by the Corporation. Upon request by the Corporation, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of Common Shares hereunder and shall promptly present to the Corporation any and all certificates representing Common Shares acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

11.10  Severability.  If any one or more of the provisions (or any part thereof) of this Plan or of any Agreement issued hereunder, shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan or of any Agreement shall not in any way be affected or impaired thereby. The Board may, without the consent of any Participant, and in a manner determined necessary solely in the discretion of the Board, amend the Plan and any outstanding Agreement as the Corporation deems necessary to ensure the Plan and all Awards remain valid, legal or enforceable in all respects.

11.11  Beneficiary Designation.  Subject to local laws and procedures, each Participant may file a written beneficiary designation with the Corporation stating who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant’s death before receipt of any or all of a Plan benefit. Each designation shall revoke all prior designations by the same Participant, be in a form prescribed by the Corporation, and become effective only when filed by the Participant in writing with the Corporation during the Participant’s lifetime. If a Participant dies without an effective beneficiary designation for a beneficiary who is living at the time of the Participant’s death, the Corporation shall pay any remaining unpaid benefits to the Participant’s legal representative.

11.12  Unfunded Obligation.  A Participant shall have the status of a general unsecured creditor of the Corporation. Any amounts payable to a Participant pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974. The Corporation shall not be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Corporation shall retain at all times beneficial ownership of any investments, including trust investments, which the Corporation may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or the Corporation and a Participant, or otherwise create any Vested or beneficial interest in any

Participant or the Participant’s creditors in any assets of the Corporation. A Participant shall have no claim against the Corporation for any changes in the value of any assets which may be invested or reinvested by the Corporation with respect to the Plan.

11.13  Approval of Plan.  The Plan shall be subject to the approval of the holders of at least a majority of the votes cast at a duly held meeting of shareholders of the Corporation held within twelve (12) months after adoption of the Plan by the Board. No Award granted under the Plan may be exercised or paid in whole or in part unless the Plan has been approved by the shareholders as provided herein. If not approved by shareholders within twelve (12) months after approval by the Board, the Plan and any Awards granted under the Plan shall be null and void, with no further force or effect.

11.14  Governing Law.  Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and Agreements under the Plan, shall be governed by the laws of the State of Florida without regard to its conflicts of law rules.

IN WITNESS WHEREOF, this 2009 Equity Incentive Plan has been executed on behalf of the Corporation on this the 10th day of December, 2009, to be effective [INSERT].

CHARDAN 2008 CHINA ACQUISITION CORP.

By:

[NAME]
[TITLE]

BOARD APPROVAL: 12/10/09

SHAREHOLDER APPROVAL:

CHARDAN 2008 CHINA ACQUISITION CORP.
NO. 2206, A ZONE
CHAOWAI, SOHO
NO. 6B CHAOWAI STREET
CHAOYANG DISTRICT
BEIJING 100021, PEOPLE’S REPUBLIC OF CHINA

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF CHARDAN 2008 CHINA ACQUISITION CORP.

The undersigned appoints Kerry Propper and Xiaosong Zhong, and each of them with full power to act without the other, as proxies, each with the power to appoint a substitute, and thereby authorizes either of them to represent and to vote, as designated on the reverse side, all shares of common stock of Chardan 2008 China Acquisition Corp. held of record by the undersigned on December 23, 2009 at the extraordinary general meeting of shareholders to be held on January 11, 2010, and any postponement or adjournment thereof.

THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED “FOR'' THE PROPOSALS AND “FOR” EACH NOMINEE FOR DIRECTOR. THE BOARD OF DIRECTORS OF CHARDAN 2008 CHINA ACQUISITION CORP. RECOMMENDS A VOTE “FOR'' EACH OF THE PROPOSALS SHOWN ON THE REVERSE SIDE.

(Continued and to be signed on reverse side)

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED “FOR'' EACH PROPOSAL AND EACH NOMINEE FOR DIRECTORS. THE BOARD OF DIRECTORS OF CHARDAN 2008 CHINA ACQUISITION CORP. RECOMMENDS A VOTE “FOR'' EACH OF THE PROPOSALS AND EACH NOMINEE.

1. The approval of the transactions contemplated by the Master Acquisition Agreement, including the acquisition of a controlling interest in DAL Group, LLC (the “Acquisition Proposal'').	FOR ☐	AGAINST ☐	ABSTAIN ☐
Only if you voted “AGAINST'' Proposal Number 1 and you hold ordinary shares of Chardan 2008 issued in its initial public offering, you may exercise your redemption rights and demand that Chardan 2008 redeem your shares into a pro rata portion of the trust account by marking the “Exercise Redemption Rights'' box below. If you exercise your redemption rights, then you will be exchanging your shares of Chardan 2008 ordinary shares for cash and will no longer own these shares. You will only be entitled to receive cash for these shares if the transaction is completed and you tender your shares to Chardan 2008’s transfer agent prior to the shareholder meeting relating to the acquisition.
EXERCISE REDEMPTION RIGHTS		☐

2.

The election of seven (7) directors to the Board of Directors of Chardan 2008, each to serve until his or her term has expired and until his or her successor is duly elected and qualified (the “Election of Directors'')

	FOR ALL NOMINEES	WITHHOLD AUTHORITY FOR ALL NOMINEES	FOR ALL EXCEPT (See instructions below)
NOMINEES:	☐	☐	☐
Nicholas H. Adler			☐
Kumar Gursahaney			☐
Mark P. Harmon			☐
Jerry Hutter			☐
Matthew S. Kayton			☐
Juan V. Ruiz			☐
David J. Stern			☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT'' and fill in the box next to each nominee with respect to whom you withhold your votes.

3.

To approve the Chardan 2008 China Acquisition Corp. 2009 Equity Incentive Plan, which reserves 1,570,000 Chardan 2008 ordinary shares for issuance to the officers, directors, employees and consultants of Chardan 2008 and its subsidiaries (the “Incentive Plan Proposal'')

	FOR ☐	AGAINST ☐	ABSTAIN ☐
4. To amend Chardan 2008’s Amended and Restated Memorandum and Articles of Association to change the name of Chardan 2008 to “DJSP Enterprises, Inc.'' (the “Name Change Proposal'');	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.

To amend and restate Chardan 2008’s Amended and Restated Memorandum and Articles of Association to the extent necessary to give effect to the transactions contemplated in the Acquisition Agreement (the “Amendment Proposal''); and

	FOR ☐	AGAINST ☐	ABSTAIN ☐
6. The approval of any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies.	FOR ☐	AGAINST ☐	ABSTAIN ☐
None of the Acquisition Proposal, the Election of Directors, the Name Change Proposal or the Amendment Proposal will be given effect unless all are approved and holders of less than 35% of the ordinary shares sold in Chardan 2008’s initial public offering (the “Public Shares'') vote against the Acquisition Proposal and exercise their redemption rights. The Incentive Plan Proposal will not be given effect unless the Acquisition Proposal, the Amendment Proposal and the Election of Directors are all approved and holders of less than 35% of Chardan 2008’s Public Shares both vote against the Acquisition Proposal and exercise their redemption rights.
MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT		☐

PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY.

        Signature                                 Signature                                 Date

Sign exactly as name appears on this proxy card. If shares are held jointly, each holder should sign. Executors, administrators, trustees, guardians, attorneys and agents should give their full titles. If stockholder is a corporation, sign in full name by an authorized officer.